Exhibit 1

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTICE OF SPECIAL GENERAL MEETING
OF SHAREHOLDERS

TO BE HELD ON JUNE 27, 2006

        NOTICE IS HEREBY GIVEN that the Special General Meeting (the “Meeting”) of Shareholders of Matav – Cable Systems Media Ltd. (“we,” the “Company” or “Matav”) will be held on Tuesday June 27, 2006 at 11:00 a.m. (Israel time) at the management offices of HOT, The Spain Building, Fourth Floor, Europark Industrial Area, Kibbutz Yakum, 60972, Israel.

The agenda of the Meeting is as follows:

(1)	To approve a series of transactions set forth in an Acquisition Agreement between the Company and a group of entities (the “Target Group”) which constitute, together with the Company all of the owners of Israel’s cable television operations, dated May 8, 2006, as amended on May 22, 2006 (the “Acquisition Agreement”) pursuant to which the Company will acquire all of the operations and activities relating to the provision of cable television and fixed-line telecommunications services provided by the Target Group (the “Acquisition”); the Acquisition to be carried out by the Company’s purchase directly or indirectly of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities in the Target Group, in consideration for the assumption, directly or indirectly of the financial liabilities of the entities of the Target Group as of December 31, 2005, in an aggregate amount equal to approximately NIS 3 billion (the “Consideration Debt”) and the issuance to the direct or indirect owners of the Target Group, an aggregate of approximately 45,600,000 ordinary shares of the Company (the “Shares”) constituting approximately 60% of the Company’s issued and outstanding share capital immediately following the completion of the Acquisition.

IMPORTANT NOTE: THE MATTERS SET OUT IN AGENDA PROPOSALS 4 AND 5 BELOW FOR SHAREHOLDER APPROVAL ARE AN INTEGRAL PART OF THE PROPOSED ACQUISITION. UNDER ISRAELI LAW, THESE MATTERS REQUIRE SEPARATE APPROVAL BY THE COMPANY’S SHAREHOLDERS. HOWEVER, THE CONSUMMATION OF THE ACQUISITION AGREEMENT IS CONDITIONED ON THE APPROVAL BY THE COMPANY’S SHAREHOLDERS OF BOTH OF THESE MATTERS. IF ANY OF THE MATTERS SET FORTH IN PROPOSALS 4 AND 5 BELOW IS NOT APPROVED BY THE COMPANY’S SHAREHOLDERS, THE PARTIES WILL BE ENTITLED NOT TO CLOSE THE ACQUISITION AGREEMENT. THEREFORE, ANY SHAREHOLDER VOTING IN FAVOR OF PROPOSAL 1 (APPROVING THE ACQUISITION AGREEMENT) IS STRONGLY URGED ALSO TO VOTE IN FAVOR OF PROPOSALS 4 AND 5.

(2)	To increase the Company’s authorized share capital from NIS 100,000,000, divided into 100,000,000 ordinary shares, par value NIS 1.00 per share, by NIS 50,000,000 to NIS 150,000,000 divided into 150,000,000 ordinary shares, par value NIS 1.00 per share, and to amend Article 2 of the Company’s Articles of Association accordingly.

(3)	Subject to the consummation of the Acquisition, to change the name of the Company to “HOT – Cable Systems Media Ltd.”

(4)	Subject to the consummation of the Acquisition, to adopt certain amendments to the Company’s articles of association (the “Articles of Association”) as follows:

—	to amend the title and Article 1 of the Articles of Association to reflect the change in the name of the Company to HOT – Cable Systems Media Ltd.

—	to amend Article 13 of the Articles of Association such that the Company’s board of directors shall be comprised (in addition to the Company’s external directors) of four classes of directors of up to two directors per class who shall be elected by the Company’s shareholders to hold office for a renewable term which shall continue until no later than the annual general meeting occurring in the fourth calendar year following election ,and in such a manner that only the directors of one class may be elected at any annual meeting of the Company’s shareholders.

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The proposed amendments to the Articles of Association are attached to this Proxy Statement as Annex A.

(5)	Subject to the consummation of the Acquisition, to dismiss from their office on the board of directors of the Company, as of the closing of the Acquisition, each of the Company’s current directors with the exception of Messrs. Yair Keusch and Yeshayahu Drori, the Company’s external directors and elect or re-elect (as applicable) the following individuals to serve as members of the Company’s board of directors for the term and to the class designated as follows:

Mr. Amos Lasker, Class I – to serve until our annual general meeting to be held in 2007

Mr. Shilo Debeer, Class I – to serve until our annual general meeting to be held in 2007

Mr. Asaf Bartfeld, Class II – to serve until our annual general meeting to be held in 2008

Mr. Meir Srebernik, Class II – to serve until our annual general meeting to be held in 2008

Mr. Yinon Engel, Class III – to serve until our annual general meeting to be held in 2009

Mr.Tal Menipaz, Class III – to serve until our annual general meeting to be held in 2009

Dr. David Tadmor, Class IV – to serve until our annual general meeting to be held in 2010

Mr. Gilad Shavit, Class IV – to serve until our annual general meeting to be held in 2010

        The close of business on May 28, 2006 is the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and return the enclosed proxy as promptly as possible (and no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

         Joint holders of shares should take note that, pursuant to Article 12(e) of the Articles of Association of the Company, in the absence of any notice from the joint holders to the contrary, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

        You may revoke your proxy at any time before it is voted. Please review the Proxy Statement accompanying this notice and all annexes hereto for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Ori Gur-Arieh, the Company’s General Counsel and Company Secretary, at +972-777-077 031. Our board of directors recommends that you vote “FOR” approval of all matters listed above.

Ori Gur-Arieh General Counsel and Company Secretary

Date: May 23, 2006

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PROXY STATEMENT

Matav - Cable Systems Media Ltd.
42 Pinkas Street
North Industrial Area
Netanya, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), and the holders of American Depositary Shares (each representing two ordinary shares, the “ADSs”) of Matav – Cable Systems Media Ltd. in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at the Special General Meeting or at any adjournment thereof, pursuant to the accompanying Notice of the Special Meeting of Shareholders. The Meeting will be held on Tuesday June 27, 2006 at 11:00 a.m. (Israel time) at the management offices of HOT, The Spain Building, Fourth Floor, Europark Industrial Area, Kibbutz Yakum, 60972, Israel.

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 5, 2006. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. A copy of our annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Annual Report”) has been mailed to the shareholders together with this Proxy Statement.

        PURPOSE OF THE SHAREHOLDERS MEETING

        At the Meeting, the shareholders will be asked to consider and vote upon the following proposals:

(1)	To approve a series of transactions set forth in an Acquisition Agreement between the Company and a group of entities (the “Target Group”) which constitute, together with the Company all of Israel’s cable television operators, dated May 8, 2006, as amended on May 22, 2006 (the “Acquisition Agreement”) pursuant to which the Company will acquire all of the operations and activities relating to the provision of cable television and fixed-line telecommunications services provided by the Target Group (the “Acquisition”); the Acquisition to be carried out by the Company’s purchase directly or indirectly of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities in the Target Group, in consideration for the assumption, directly or indirectly of the financial liabilities of the entities of the Target Group as of December 31, 2005, in an aggregate amount equal to approximately NIS 3 billion (the “Consideration Debt”) and the issuance to the direct or indirect owners of the Target Group, an aggregate of approximately 45,600,000 ordinary shares of the Company (the “Shares”) constituting approximately 60% of the Company’s issued and outstanding share capital immediately following the completion of the Acquisition.

IMPORTANT NOTE: THE MATTERS SET OUT IN AGENDA PROPOSALS 4 AND 5 BELOW FOR SHAREHOLDER APPROVAL ARE AN INTEGRAL PART OF THE PROPOSED ACQUISITION. UNDER ISRAELI LAW, THESE MATTERS REQUIRE SEPARATE APPROVAL BY THE COMPANY’S SHAREHOLDERS. HOWEVER, THE CONSUMMATION OF THE ACQUISITION AGREEMENT IS CONDITIONED ON THE APPROVAL BY THE COMPANY’S SHAREHOLDERS OF BOTH OF THESE MATTERS. IF ANY OF THE MATTERS SET FORTH IN PROPOSALS 4 AND 5 BELOW IS NOT APPROVED BY THE COMPANY’S SHAREHOLDERS, THE PARTIES WILL BE ENTITLED NOT TO CLOSE THE ACQUISITION AGREEMENT. THEREFORE, ANY SHAREHOLDER VOTING IN FAVOR OF PROPOSAL 1 (APPROVING THE ACQUISITION AGREEMENT) IS STRONGLY URGED ALSO TO VOTE IN FAVOR OF PROPOSALS 4 AND 5.

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(2)	To increase the Company’s authorized share capital from NIS 100,000,000, divided into 100,000,000 ordinary shares, par value NIS 1.00 per share, by NIS 50,000,000 to NIS 150,000,000 divided into 150,000,000 ordinary shares, par value NIS 1.00 per share, and to amend Article 2 of the Company’s Articles of Association accordingly.

(3)	Subject to the consummation of the Acquisition, to change the name of the Company to “HOT – Cable Systems Media Ltd.”

(4)	Subject to the consummation of the Acquisition, to adopt certain amendments to the Company’s Articles of Association as follows:

—	to amend the title and Article 1 of the Articles of Association to reflect the change in the name of the Company to HOT – Cable Systems Media Ltd.

—	to amend Article 13 of the Articles of Association such that the Company’s board of directors shall be comprised (in addition to the Company’s external directors) of four classes of directors of up to two directors per class who shall be elected by the Company’s shareholders to hold office for a renewable term which shall continue until no later than the annual general meeting occurring in the fourth calendar year following election, and in such a manner that only the directors of one class may be elected at any annual meeting of the Company’s shareholders.

The proposed amendments to the Articles of Association are attached to this Proxy Statement as Annex A.

(5)	Subject to the consummation of the Acquisition, to dismiss from their office on the board of directors of the Company, as of the closing of the Acquisition, each of the Company’s current directors with the exception of Messrs. Yair Keusch and Yeshayahu Drori, the Company’s external directors and elect or re-elect (as applicable) the following individuals to serve as members of the Company’s board of directors for the term and to the class designated as follows:

Mr. Amos Lasker, Class I – to serve until our annual general meeting to be held in 2007

Mr. Shilo Debeer, Class I – to serve until our annual general meeting to be held in 2007

Mr. Asaf Bartfeld, Class II – to serve until our annual general meeting to be held in 2008

Mr. Meir Srebernik, Class II – to serve until our annual general meeting to be held in 2008

Mr. Yinon Engel, Class III – to serve until our annual general meeting to be held in 2009

Mr. Tal Menipaz, Class III – to serve until our annual general meeting to be held in 2009

Dr. David Tadmor, Class IV – to serve until our annual general meeting to be held in 2010

Mr. Gilad Shavit, Class IV – to serve until our annual general meeting to be held in 2010

        The consummation of the Acquisition is subject to the fulfillment of certain closing conditions, including reaching an agreement with our creditors and banks as well as the banks and other creditors of the Target Group, addressing among other things, the assignment of certain of the current debts and securities to us, and our future financing, as well as receipt of approvals required under applicable law, including the approvals of the Ministry of Communications, the Cable and Satellite Broadcasting Council (the “Council”), and the Tel-Aviv District Court, Israel. For further information relating to the necessary approvals and conditions, see “The Acquisition – Principal Conditions to Closing.”

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VOTING

        The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on May 28, 2006. Currently, we have outstanding 30,224,818 Ordinary Shares, or ADSs representing Ordinary Shares with voting rights. Those shareholders holding our Ordinary Shares or ADSs representing Ordinary Shares with voting rights (“Record Shares”) as of the record date, will be entitled to vote at the Meeting (“Record Holders”).

        Each Ordinary share, or two Ordinary Shares represented by an ADS, is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 40% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned until July 5, 2006 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, at least two Record Holders present shall constitute a quorum.

        Each shareholder voting at the Meeting or prior thereto by means of the enclosed proxy card is requested to notify us if it has a personal interest in connection with the Proposal, as a condition for its vote to be counted with respect to the Proposal. If any shareholder casting a vote in connection with the Proposal fails to notify us whether it has a personal interest, such shareholder’s vote with respect to the Proposal will be disqualified.

THE PROXY

        The enclosed proxy is being solicited for use at the Meeting, or at any postponement or adjournment thereof. This Proxy Statement and the accompanying form of proxy are being mailed to the shareholders on or about June 5, 2006. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        All Record Shares represented by properly executed proxies received by us up to 24 hours prior to the time fixed for the Meeting, will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. A shareholder may vote in favor of a Proposal or against a Proposal or may abstain from voting on a Proposal. Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on a properly executed proxy, the shares will be voted in favor of the resolution proposed at the Meeting, unless the shareholder fails to notify us as to whether it has a personal interest. With respect to ADSs, if the Depositary does not receive instructions from an ADS holder 24 hours prior to the time fixed for the Meeting, the Depositary shall vote the Ordinary Shares of the holder in proportion to the votes cast by the holders of all of our Ordinary Shares, including the holders of our ADSs.

        A shareholder returning a proxy may revoke it at any time up to 24 hours prior to the time fixed for the Meeting, by communicating such revocation in writing to our Chief Financial Officer. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to: Matav – Cable Systems Media Ltd., c/o HOT, The Spain Building, Fourth Floor, Europark Industrial Area, Kibbutz Yakum, 60972, Israel. Attention: Ori Gur-Arieh, General Counsel and Company Secretary.

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        Our shareholders must approve the Acquisition Agreement, pursuant to the requirements of the Israel Companies Law, 1999 (the “Law”) which requires shareholder approval of any transaction of a public company which meets all of the following conditions: (a) it involves the offering of at least twenty percent of the voting rights in the company prior to such issuance; (b) the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital (assuming the exercise of all of the securities convertible into shares held by that person), or that will cause any person to become, as a result of the issuance, a holder of five percent or more of the company’s outstanding share capital; and (c) all or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

        Proposals 2-5 to be presented at the Meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate a majority of the votes actually cast with respect to each such proposal.

        As a result of (i) an undertaking by certain of those entities which will become our major shareholders to take all required actions to ensure that the group of companies led by Mr. Eliezer Fishman (the “Fishman Group”) will become our largest shareholder immediately following the completion of the Acquisition (Yedioth Communications Ltd., (“Yedioth”) may elect with the consent of the Fishman Group to become our largest shareholder in place of the Fishman Group); and (ii) a Right of First Refusal Agreement the parties to which intend to execute simultaneously with the completion of the Acquisition. As a result of this Right of First Refusal Agreement, certain of our shareholders and directors may be deemed by the Law to have a “Personal Interest” in the Acquisition. Consequently, Proposal 1, to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (a) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of those shareholders who do not have a “Personal Interest” who are present in person or by proxy and vote on such proposal, or (b) the majority of the votes cast on such proposal at the Meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in our company. For more information on (x) the agreement of certain major shareholders relating to their post Acquisition shareholdings, see “The Acquisition – Principal Conditions to Closing – Largest Shareholder Following the Acquisition” and (y) the Right of First Refusal Agreement, see “The Acquisition – Principal Conditions to Closing – Right of First Refusal Agreement.”

        Pursuant to the Law, a “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

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        In accordance with the Law, you are entitled to provide us with a “position paper” stating your position on the Acquisition and your arguments supporting your position. Should we receive your “position paper” by June 7, 2006 (the “Final Date”), we will post its full text on the web site of the Israel Securities Authority, “(ISA”), at www.magna.isa.gov.il and the Tel Aviv Stock Exchange (“TASE”) at www.maya.tase.co.il. We are entitled to respond to any “position paper” which we receive by the Final Date, by no later than June 12, 2006, by posting our response on the ISA and TASE websites. We will also distribute all “position papers” which we receive up until the Final Date, to all of our Record Holders who hold our shares in their name. If you would like to submit a position paper, please send it to Matav – Cable Systems Media Ltd., c/o HOT, The Spain Building, Fourth Floor, Europark Industrial Area, Kibbutz Yakum, 60972, Israel. Attention: Ori Gur-Arieh, General Counsel and Company Secretary. We are entitled to charge a reasonable fee to those shareholders submitting a “position paper” in order to cover the expenses which we incur in connection with their distribution.

        IF YOU ARE A SHAREHOLDER WITH AN ADDRESS IN ISRAEL YOU WILL RECEIVE TOGETHER WITH THIS PROXY STATEMENT A SHORT DOCUMENT IN THE HEBREW LANGUAGE. THIS ACCOMPANYING DOCUMENT IS ALSO AVAILABLE ON THE WEBSITES OF THE ISA AND TASE.

WE ARE REQUIRED TO PROVIDE THIS ACCOMPANYING DOCUMENT TO OUR SHAREHOLDERS WITH AN ADDRESS IN ISRAEL BY THE ISRAEL SECURITIES LAW 1968 AND THE REGULATIONS PROMULGATED THEREUNDER. THE DOCUMENT PROVIDES A SUMMARY IN HEBREW OF CERTAIN INFORMATION CONTAINED IN THIS PROXY STATEMENT IN A PARTICULAR FORMAT SPECIFIED UNDER THE SECURITIES LAW AND REGULATIONS.

THE ACCOMPANYING DOCUMENT ALSO INCLUDES A PROXY CARD IN THE HEBREW LANGUAGE WITH WHICH A SHAREHOLDER WITH AN ADDRESS IN ISRAEL IS ENTITLED TO VOTE. THIS HEBREW PROXY CARED IS IN LIEU OF THE PROXY CARD INCLUDED IN THIS PROXY STATEMENT AS ANNEX D.

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PROPOSALS FOR THE SPECIAL GENERAL MEETING

PROPOSAL

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

        The following questions and answers are intended to address some commonly asked questions regarding the proposed Acquisition Agreement. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the annexes to this Proxy Statement and the documents referred to in this Proxy Statement.

        Except as otherwise specifically noted in this Proxy Statement, “we,” “our,” “us” and similar words used in this Proxy Statement refer to the Company.

        In this Proxy Statement, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. The representative exchange rate as published by the Bank of Israel on May 22, 2006 was NIS 4.4860= US$ 1.00.

        In the Acquisition Agreement, the number of multi-channel television subscribers of each of the entities constituting the Group is derived from the number of the subscribers reported by each entity to HOT Vision Ltd. (HOT Vision produces television content for the Group – for a description of the activities of HOT Vision, see Item 4B of our 2004 Annual Report). Accordingly, the number of multi-channel television subscribers for each of the entities presented in this Proxy Statement is based on such reports. We advise you that the definition of multi-channel television subscriber as reported to HOT Vision differs from the definition we have used in our previous annual reports. The difference in the definitions has no affect on our financial results.

Q:        What am I being asked to vote on?

A:        You are being asked to vote on resolutions to approve the Acquisition Agreement and all of the transactions contemplated by the Acquisition Agreement, at the closing of which, we will own whether directly or indirectly (i) all of the issued and outstanding share capital or (ii) partners’ rights; or (iii) all of the assets and liabilities, of the entities constituting together with our company all of the Israeli cable television operators, and in consideration for the Acquisition, such entities, or their direct or indirect owners, will be issued with Ordinary Shares of the Company constituting approximately 60% of all of our issued and outstanding share capital immediately following the consummation of the Acquisition.

        In addition, you are being asked to approve (i) an increase in our authorized share capital from NIS 100,000,000, divided into 100,000,000 ordinary shares, par value NIS 1.00 per share, by NIS 50,000,000 to NIS 150,000,000 divided into 150,000,000 ordinary shares, par value NIS 1.00 per share, and to amend our Articles of Association accordingly, (ii) subject to the completion of the Acquisition, a change in our name to “HOT – Cable Systems Media Ltd.”, (iii) subject to the completion of the Acquisition, certain amendments to our Articles of Association, pursuant to which (a) the amended Articles of Association will reflect our name change; and (b) we will operate a staggered board, whereby we will create four classes of directors so that only one quarter of the available places for membership will be eligible for election each year, and (iv) subject to the completion of the Acquisition the election of eight individuals to serve as members of our board of directors, each of whom shall be allocated to one of the classes of our directors.

        By signing and mailing the enclosed proxy card you also authorize the named proxies to vote on such other business as may properly come before the general meeting, including on any resolution to adjourn a meeting at which a quorum is present to a later time to permit further solicitation of proxies if necessary to obtain additional votes in favor of any of the foregoing proposals.

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Q:        Can I vote in favor of the Acquisition Agreement but against some of the other matters on the agenda?

A:         You are entitled to vote in favor of the Acquisition Agreement and against some of the other matters on the agenda; however, Proposals 4 and 5 are integral parts of the series of transactions contemplated by the Acquisition Agreement. Under Israeli law, these other matters require separate shareholder approval. However, the consummation of the Acquisition Agreement is conditioned on obtaining shareholder approval for all matters set forth in Proposals 4 and 5. If either of these matters is not approved, the parties will be entitled not to consummate the Acquisition Agreement. For this reason, any shareholder who favors the Acquisition Agreement is strongly urged to vote in favor of the other matters on the agenda.

Q:        What are the transactions contemplated in the Acquisition Agreement?

A:        In addition to our Company and its subsidiaries, (together, the “Matav Group”), Israel’s cable television operations are carried out directly and indirectly by the following entities: Tevel International Telecommunications Ltd. (“Tevel”), Gvanim Cable Television Ltd. (“Gvanim Cable”), Gvanim Krayot Cable Television Ltd. (“Gvanim Krayot” and together with Tevel and Gvanim Cable, the “Tevel Group”), South Sharon Communications Ltd. (“Sharon”), Isracable Ltd. (“Isracable”), T.L.M Subscriber Television Ltd. (“TLM”), Golden Channels GP (“Golden Channels”), Idan Israel Cable Systems (Holdings) 1987 Ltd. (“Idan Holdings”), Idan Israel Cable Systems Ltd. (“Idan Cable”) and Edom Channels Ltd. (“Edom Channels”, and together with Sharon, Isracable, TLM, Golden Channels, Idan Holdings and Idan Cable, the “Golden Channels Group”). The Matav Group, the Tevel Group and the Golden Channels Group (collectively, the “Group,” or “Cable Operators” ), also established certain partnerships, namely Golden Telecom 2001 LP (“Golden Telecom”), Mafil Pnim Artzi LP, (“MAPA”), Matav Infrastructure 2001 LP (“Matav Infrastructure”) and Hot Telecom LP (“Hot Telecom”) operate the fixed-line telecommunications activities of the Group. Upon the consummation of the Acquisition Agreement we will purchase all of the assets and liabilities of the Tevel Group entities (including all of their subscribers) and all of the shares of the Golden Channels Group entities, including the partners’ rights in Golden Channels GP. The cut-off date for calculating the value of the assets and liabilities being purchased shall be December 31, 2005 (the “Cut-Off Date”), consequently, the Acquisition will be effected retroactively as of January 1, 2006, such that the business operating results of the merged activity commencing as of that date will be assumed by our company. Pursuant to the Acquisition Agreement, certain preparatory actions will be taken by certain of the entities, so as to facilitate the transactions described above. Following the series of transactions contemplated by the Acquisition Agreement, we shall hold, directly or indirectly, either all of the shares, partners’ rights (the shares and partners’ rights shall be referred to collectively in this Proxy Statement, as “Target Shares”) or all of the assets and liabilities (the “Target Assets and Liabilities”) of all of the entities constituting the Group. For further information on the Acquisition, see “The Acquisition – Principal Terms”.

Q:        What is the consideration for the Acquisition?

A:        The consideration for the Acquisition is based on the aggregate number of television subscribers of the Group as of September 30, 2005 (the “Subscribers”). In consideration for the Target Shares and Target Assets and Liabilities, we will issue an aggregate of approximately 45,600,000 of our ordinary shares and assume, directly or indirectly, the liabilities of each of the entities constituting the Target Group, as of the Cut-Off Date (the “Consideration Debt”), in accordance with their relative proportion of the Subscribers. The Consideration Debt which we will be assuming as of the Cut-Off Date is approximately NIS 3 billion. The Shares will be distributed among the direct and indirect owners of the entities constituting the Group (the “Owners”) in accordance with the relative proportion of Subscribers registered with each applicable entity. For further information on the calculation of the debt and the consideration, see “The Acquisition – Principal Terms”.

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Q:        How is the company funding the Acquisition?

A:        We will be funding the Acquisition through a credit facility, the terms of which will be based on term sheet which we agreed upon with a number of major Israeli banks, dated May 8, 2006 (the “Term Sheet”). The execution of a definitive agreement for the provision of the credit facility is a condition to the closing of the Acquisition. For more information on the credit facility, see “The Acquisition – The Credit Facility.”

Q:        Does the Acquisition differ from the merger previously considered by the Cable Operators?

A:        In Item 4A of our 2004 Annual Report and elsewhere in this proxy statement, we describe the considerations of the Cable Operators in connection with their decision in principle to merge into a single entity and the actions taken by the Cable Operators in order to advance that goal. As a result of certain technical and legal issues, the Cable Operators decided that the Acquisition was the best method for achieving the purposes contemplated originally in connection with the merger. The reasons previously considered for carrying out a merger are identical to the reasons underlying the contemplated Acquisition and the regulatory approvals already sought by the Group and in some cases received for the merger are also applicable to the Acquisition. The result of the Acquisition will be the combining of all of the operations, assets and liabilities of the Cable Operators within our company, which will achieve the same objectives as those contemplated originally in connection with the merger.

Q:        What is the recommendation of our audit committee and board of directors?

A:        Our audit committee and board of directors has determined that the Acquisition Agreement and all of the transactions contemplated thereby and the other matters that you are being asked to vote on are advisable, fair to and in the best interests of our company and our shareholders. Our audit committee and board of directors recommends that shareholders vote “FOR” approval of the Acquisition Agreement and all of the transactions contemplated thereby and the other matters that you are being asked to vote on. For further information regarding the factors considered by our audit committee and board of directors, see “The Acquisition – Factors Considered by our Audit Committee and Board of Directors.”

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Q:        What factors did our audit committee and board of directors consider in making its recommendation?

A:        Our audit committee and board of directors, at their meetings on April 30, 2006 respectively received a presentation and report from Trigger Foresight Ltd. (“TF”) one of Israel’s leading financial consultants to the telecommunications and media industry, in which it calculated the anticipated market value of the Group following the completion of the Acquisition. For more information on the factors considered and methods used by TF, see “The Acquisition – Report by Trigger Foresight Ltd.” In making its recommendation, our audit committee and board of directors examined the factors raised in the presentation and report provided by TF and also took into account the fact that in 1999 we began discussing with Israel’s other multi-channel cable television operators, the need for a merger. In light of changes relating to the provision of multi-channel television and fixed-line telecommunication services in Israel, the owners and the management of each of the Cable Operators determined that a transaction of this type would best facilitate the ability of the Cable Operators to provide a superior service to their customers thereby enabling them to compete effectively in these markets. To that end, in 2001 the members of the Group began acting in order to merge their activities, and in April 2002 we commenced cooperation with the other cable television operators. In April 2003 we and the other cable television operators agreed on a final version of an agreement, which set forth the structure and conditions of a legal merger. However, until recently, restrictions ordered by the Bank of Israel, curtailed the activities of certain of the Owners, and as a result of these restrictions the Group was unable to complete the legal merger. As a result of these restrictions, in June 2004, we performed an operational merger with the other Israeli cable television operators in order to create a joint management for the operation of marketing, sales, engineering customer service, operations and activities of the Cable Operators. Recently, as a result of the change in structure for carrying out the merger and a reduction of the levels of debt to Israeli banks of certain of the Owners, we are now able to complete the merger through the consummation of the Acquisition. Consequently, our audit committee and board of directors believe that the Acquisition would complete the process of merging Israel’s multi-channel television Cable Operators. Our audit committee and board of directors believe that by combining all of the activities, assets and liabilities of the Group within a single unified entity, we will be able to operate in a more efficient manner and as a result of the consolidation of the sources of revenue, assets and infrastructure of the whole Group, we will find it easier to operate the combined business of the Group and the new structure should facilitate our ability to raise funds, through equity or debt financing, on beneficial terms, as well as currently enabling us to receive a credit facility on preferential terms which should enable us to achieve the objectives of our long-term business plan. Our audit committee and board determined that further to the operational merger, the proposed transaction will also expand our ability to provide additional telecommunications services, and to compete successfully with our major competitors in the fields of domestic fixed line telecommunication and multi-channel television services. It was determined that the proposed transaction will also enable us to better operate in various areas including the purchase of content, marketing, sales, facilitate the operation of unified networks and effect substantial cost savings. Our audit committee and board of directors also took into account the fact that the proposed transaction requires the satisfaction of certain conditions. Our audit committee and board of directors were also aware of the personal interests of certain directors and major shareholders in the proposed transaction, as described below. For further information regarding the factors considered by our audit committee and board of directors, see “The Acquisition – Factors Considered by our Audit Committee and Board of Directors” -. For further information regarding the background to the Acquisition, see “The Acquisition – Background.”

Q:        What if any or all of the conditions to the Acquisition are not satisfied?

A:        If any or all of the conditions to which the Acquisition is subject are not satisfied or waived, the Acquisition will not be completed and we intend to continue to carry on our business as presently conducted, although we would have limited financial resources to do so. For additional information regarding the conditions for consummating the Acquisition, see “The Acquisition – Principal Conditions to Closing.”

Q:        When will the Acquisition be consummated?

A:        We are working to consummate the Acquisition as quickly as possible. In addition to the approval of our shareholders, the Acquisition requires to obtain the approval of (i) certain regulatory authorities, (ii) the Tel-Aviv District Court (the “Court”) in connection with the Tevel Group recovery program, (iii) the Court in connection with the Tevel Group’s plan of arrangement under which the Acquisition is being made, and (iv) the creditors of certain members of the Target Group. Additionally, prior to the consummation of the Acquisition the entities constituting the Target Group will need to obtain the approval of their banks and we will need to enter into a long term financing agreement with our banks. If our shareholders approve the proposed Acquisition, we expect to consummate the Acquisition Agreement as soon as practicable after such approval. For additional information regarding the conditions for consummating the Acquisition, see “The Acquisition- Principal Conditions to Closing.”

12

Q:        What vote is required to approve the Acquisition Agreement and the other matters submitted to shareholders' approval?

A:        All of the Proposals to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares or ADSs representing our Ordinary Shares amounting in the aggregate a majority of the votes actually cast with respect to each such proposal. Since certain of our shareholders have an interest in the Acquisition, approval of the Acquisition Agreement is deemed by the Law to be a transaction that involves a “personal interest” of our largest shareholder, and is therefore subject to additional approval procedures required under Israeli law for such transactions. Accordingly, the proposed transaction will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” in the Acquisition; alternatively, the votes cast against the Acquisition Agreement must not exceed 1% of our outstanding shares. As of the close of business on May 22, 2006, we had 30,224,818 Ordinary Shares or ADSs representing our Ordinary Shares issued and outstanding.

Q:        What should I do now?

A:        You should carefully read this Proxy Statement. In addition, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.

Q:        What happens if I do not deliver my proxy or if I abstain from voting?

A:        The failure to return your proxy card, to vote your Ordinary Shares, using the procedures set forth on the proxy form supplied by your broker, bank or other nominee (if your shares are held through a broker, bank or other nominee) by 24 hours prior to the Meeting (or in the event that you are Record Holder resident in Israel using the Hebrew proxy card, by no later than 72 hours prior to the Meeting) or to vote at the Meeting will mean that your shares will not be voted nor will they be counted in calculating whether a quorum is present at the Meeting. However, if you are a holder of our ADSs and you fail to return your proxy card by 5:00 PM (EST) on June 20, 2006 or to vote at the Meeting, the Depositary shall vote your ADS in proportion to the votes cast by the holders of all of our Ordinary Shares, including the holders of our ADS. If you or your broker return your properly executed proxy without indicating a vote with respect to any of the matters submitted to the vote of shareholder at the Meeting, the Ordinary Shares represented by such proxy shall be counted in determining whether a quorum is present at the Meeting and shall be voted FOR all matters being submitted to the vote of the shareholders at the Meeting as to which a vote is not indicated on the proxy and if you are the holder of ADSs, the absence of a vote with respect to a particular resolution will be voted in proportion to the votes cast by the holders of all of our Ordinary Shares, including the holders of our ADS. Our ordinary shares Ordinary Shares or ADSs representing our Ordinary Shares that are represented in person or by proxy at the Meeting and that are voted “ABSTAIN” will be counted for purposes of determining the presence of a quorum but will not be included in the aggregate number of shares voted at the Meeting.

Q:        May I change my vote after I have mailed my signed proxy card?

A:        Yes. You may change your vote at any time up to 24 hours before the Meeting (or 72 hours if you are an Record Holder resident in Israel using the Hebrew proxy card, or by 5:00 PM (EST) on June 20, 2006 if you are the holder of our ADSs) by (1) submitting a completed and signed proxy bearing a later date with respect to the same shares, (2) delivering a written revocation to the chairman of the our board of directors or (3) attending the general meeting in person and voting your shares at the Meeting. Attendance at the Meeting will not in and of itself constitute a revocation of a proxy. If you have instructed a broker to vote your shares, you must follow your broker’s directions to change those instructions.

13

Q:        If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:         Your broker will vote your shares only if you provide instructions on how to vote. You may instruct your broker to vote your shares by following the instructions provided by your broker.

Q:        May I vote in person?

A:        Yes. You may attend the Meeting and vote your shares in person, rather than completing, signing and promptly mailing the proxy card. If you wish to vote in person and your shares are held by a broker, bank or other nominee, you need to obtain a proxy from the broker, bank or other nominee authorizing you to vote your shares held in the broker’s, bank’s or other nominee’s name.

Q:        What happens if I sell my ordinary shares before the general meeting?

A:        The record date for the general meeting is earlier than the date the Acquisition Agreement is expected to be consummated. If you transfer your Ordinary Shares or ADSs after the record date but before the Meeting, you will retain your right to vote at the Meeting.

Q:        How will I know whether the Acquisition has occurred?

A:        If the Acquisition occurs, we will promptly make a public announcement of this fact.

Q:        What should I do if I receive more than one set of voting materials?

A:        You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please take the time to ensure that you vote all of your shares properly by completing, signing and promptly mailing each proxy card to us in the provided postage-paid envelopes.

Q:        Will the consummation of the Acquisition have any tax consequences for shareholders?

A:        The consummation of the Acquisition is not expected to have any tax consequences for our shareholders under Israeli, U.S. or any other law. However, you are encouraged to consult your tax advisors with respect to the Acquisition and whether the consummation thereof may have any consequences to you. For further information on the potential tax consequences, see – “Risk Factors.”

Q:        Am I entitled to appraisal rights?

A:        No. Under Israeli law, our shareholders are not entitled to appraisal rights in connection with the Acquisition Agreement.

14

Q:        Whom should I call with questions or to obtain additional copies of this Proxy Statement?

A:        You should call Ori Gur-Arieh, our General Counsel, at +972-777-077 031

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of April 30, 2006, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group:

Names	Number of Shares	Percent

Delek Investments and Properties Ltd.(1)	12,088,618	40%

All directors and officers as a group (4 persons) (2)	2,751,977	9.1%

(1)     Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are traded on the Tel Aviv Stock Exchange. As of May 2006, Delek Group Ltd. is controlled by Mr. Yitzhak Sharon (“Tshuva”). According to information which we have received from Delek, Mr. Tshuva holds indirectly approximately 62.25% of the shares of Delek Group Ltd.

(2)     Includes shares held directly or indirectly by certain of our directors and officers.

15

MARKET PRICE DATA

        Our share capital consists of ordinary shares, which have been listed for trading on the Tel Aviv Stock Exchange since October 1993 and ADSs, which have been listed for quotation on the Nasdaq National Market since June 12, 1996, under the symbol “MATV”. Each ADS represents two ordinary shares.

        The tables below set forth, for the periods indicated, the high and low closing market prices for our ordinary shares and ADSs, as reported by the Tel Aviv Stock Exchange and the Nasdaq National Market, respectively.

	Nasdaq ($ per ADS)		Nasdaq (NIS per ADS)		Tel Aviv Stock Exchange ($ per ordinary share)		Tel Aviv Stock Exchange (NIS per ordinary share)
	High	Low	High	Low	High	Low	High	Low

Most recent five full financial years

2001	34.25	9.74	140.70	38.45	17.02	5.22	69.90	22.75
2002	18.58	8.34	83.11	42.19	9.20	4.27	40.82	20.58
2003	16.59	9.91	74.26	48.43	8.13	4.96	36.31	24.22
2004	20.39	15.0	92.88	66.08	10.21	7.07	46.16	31.55
2005	18.45	13.84	80.46	64.52	9.36	6.76	40.82	30.87

2004
First Quarter	20.25	15.0	90.78	66.08	10.0	7.68	44.98	33.82
Second Quarter	20.39	17.0	92.88	78.17	10.21	9.02	46.16	40.47
Third Quarter	19.39	15.01	87.02	67.64	9.63	7.59	43.21	34.45
Fourth Quarter	16.79	14.1	74.43	62.46	8.59	7.07	37.90	31.55

Most recent six months

2005
November	14.88	14.00	69.94	66.23	7.69	6.77	36.08	32.09
December	15.25	13.84	70.19	64.52	7.67	7.17	35.27	33.41
2006
January	15.92	13.61	72.86	63.39	7.92	7.00	36.28	32.64
February	14.66	11.85	68.99	55.6	7.35	6.57	34.65	30.97
March	15.00	13.63	70.75	64.1	7.75	7.17	36.39	33.52
April	14.7	14.54	67.79	67.91	7.67	7.37	35.31	33.51

16

        The closing per share sale price of (i) our ADSs, as reported on the Nasdaq National Market on April 28, 2006 the last full trading day before the public announcement of the Acquisition Agreement was $14.62; and (ii) our ordinary shares as reported on the Tel Aviv Stock Exchange, on April 27, 2006, the last full trading day in Israel before the public announcement of the Acquisition Agreement, and NIS 33.58.

17

THE ACQUISITION

        Following is a summary of the material provisions of the Acquisition Agreement.

Background

        In the early 1990‘s, multi-channel television services were provided by a number of Israeli companies which operated under exclusive geographically based franchises granted by the Ministry of Communications. During the mid-1990‘s the individual companies began a process of mergers and acquisitions, with the result being the emergence of three groups of companies, each of which had common organization and ownership. In the early years of the current decade, the multi-channel television market and telecommunications markets were opened to competition leading to the emergence of the first satellite television license for the provision of national multi-channel satellite television services, as well as the provision for the first time of fixed-line telecommunications activities services by the Cable Operators. In this new environment, it became a commercial imperative for the Cable Operators to merge their operations in order to compete with YES, the satellite television operator in the multi-channel television market and with Bezeq in the fixed-line telecommunications activities market. As a result, in 1999 we began discussing with Israel’s other multi-channel cable television operators, the need for a merger. In 2001 the members of the Group began acting in order to merge their activities, and in April 2002 we commenced cooperation with the other cable television operators. In April 2003 we and the other cable television operators agreed on a final version of an agreement, which set forth the structure and conditions of a legal merger. However, until recently, restrictions ordered by the Bank of Israel, curtailed the activities of certain of the Owners, and as a result of these restrictions the Group was unable to complete the legal merger. As a result of these restrictions, in June 2004, we performed an operational merger with the other Israeli cable television operators in order to create a joint management for the operation of marketing, sales, engineering customer service, operations and activities of the Cable Operators. Recently as a result of the change in structure for carrying out the merger and a reduction of the levels of debt to Israeli banks of certain of the Owners, we are now able to complete the Acquisition, which is the final stage of this consolidation process and will facilitate the more efficient operating of the Group’s multi-channel television and telecommunications services. For more information on the operational merger, see Item 4B of our 2004 Annual Report.

Principal Terms

        Pursuant to the Acquisition Agreement we will purchase, directly or indirectly: (i) all of the assets and liabilities of the entities constituting the Tevel Group (ii) all of the issued and outstanding Target Shares as of the date of the consummation of the Acquisition, of (a) each of the Target Shares of the entities constituting the Golden Channels Group, with the exception that, prior to the completion of the acquisition of the partners’ rights in Golden Channels, we will purchase directly all of the assets and part of the debt as of the Cut-Off Date of Golden Channels.

        In consideration for the shares or assets and liabilities of each of the other entities of the Group, we will be assuming the Consideration Debt in an amount of approximately NIS 3 billion, and will be distributing approximately 45,600,000 of our ordinary shares.

18

        Following the consummation of the Acquisition Agreement, our ordinary shares will be held by the direct or indirect owners of the Group (including our shareholders), in direct proportion to the number of Subscribers of each of the members of the Group. The basis for this distribution is the assumption that the value of each entity of the Group is reflected by the number of Subscribers of the Group as of September 30, 2005, when ascribing to each Subscriber a fixed level of financial debt. This fixed level of debt was fixed at NIS 4,037.5 per Subscriber. Given that our current level of financial debt per each of our Subscribers is lower than NIS 4,037.5, we agreed as part of the Acquisition Agreement to purchase from the Tevel Group, immediately prior to the consummation of the Acquisition, approximately 124,300 of its Subscribers, in consideration for NIS 6,277.5 for each of these Subscribers. We will finance this purchase through bank credit which will result in our average debt per subscriber, as of the Cut- Off Date, being NIS 4,037.5. As result of this purchase the proportionate share of our existing shareholders’ in our company following the consummation of the Acquisition will be greater than our current proportion of Subscribers.

        Immediately prior to the consummation of the Acquisition, the entities constituting the Target Group will conclude arrangements with their banks and owners such that the liabilities of each of the entities as of the Cut-Off Date will equal NIS 4,037.5 multiplied by the number of Subscribers of each entity.

        For the purposes of calculating the level of our financial debt, it was agreed that the net value of our holdings in Partner Communications Co. Ltd. and Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., would be taken into account. As a result the calculated level of our financial debt arising out of our cable television and fixed-line telecommunications activities was decreased.

        The amount of Consideration Debt and the number of the Shares we will be issuing to each of the other entities or the direct or indirect owners of each of the other entities of the Group, is described in Tables 1 and 2 below:

        Table 1

Name [1]	Type of Purchase [2]	No. of Subscribers (As of 9.30.05)		Total Liabilities Assumed in NIS (As of 12.31.05)

Tevel	A	104,229		420,824,587.5
Gvanim Cable	A	39,841		160,858,037.5
Gvanim Krayot	A	31,284		126,309,150
Sharon	S	-
Isracable	S	-
TLM	S	97,464		393,510,900
Golden Channels	A/S [3]	178,128	[4]	719,191,800
Idan Cable	S	98,342		397,055,825
Idan Holdings	S	-
Edom Channels	S	[5] -

19

The Consideration Debt acquired from each entity in the table may change if a due diligence review conducted by an unaffiliated third party, determines that the number of Subscribers or the Consideration Debt as described in the Acquisition Agreement are not accurate. For more information on the due diligence review, see “The Acquisition – Principal Conditions to Closing- Due Diligence.”

1Entity includes all of its shareholders/partners. See table below for distribution of our ordinary shares among the shareholders/partners of each of the entities.

2A = purchase of assets and liabilities; S = share purchase or partner’s rights.

3Includes assets and liabilities purchased immediately prior to the consummation of the Acquisition and purchase of all partners’ rights in Golden Channel upon completion of the Acquisition.

4Includes Subscribers of Edom.

5Included in the number of Subscribers of Golden Channels.

        Our largest shareholders of the Company following the closing of the Acquisition will be the Fishman Group, Yedioth Communications Ltd., Delek Investments and Properties Ltd., and Bank Leumi Le'Israel Ltd.

        The table below sets out the number of our ordinary shares to be held by our public shareholders and each of the Owners and the Banks, immediately following the Acquisition. The numbers in the table above represent the number of shares which would be held by each of the Owners, if each owner received our ordinary shares pursuant to its current shareholding or partnership share in the applicable entity. The table does not take into account any actions that certain of the Owners will take in order to ensure that the Fishman Group or Yedioth will be our largest shareholder immediately following the completion of the Acquisition.

Name	No. of shares beneficially held post Acquisition*1	Percentage of shares beneficially held post Acquisition

Fishman Group	11,057,297	14.587%
Yedioth Communications Ltd.	12,656,177	16.696%
Delek Investments and Properties Ltd.	12,088,618	15.947%
Hed Hakrayot Ltd.	287,873	0.380%
Bank Leumi Le'Israel Ltd.	11,629,217	15.341%
Bank Hapoalim Ltd.	4,004,010	5.282%
First International Bank of Israel Ltd.	3,844,062	5.071%
Discount Bank of Israel Ltd.	2,101,310	2.772%
Public	18,136,200	23.924%

20

*The number of shares in the table may change if a due diligence review conducted by an unaffiliated third party, determines that the number of Subscribers or the Consideration Debt as described in the Acquisition Agreement are not accurate. For more information on the due diligence review, see “The Acquisition – Principal Conditions to Closing- Due Diligence.”

1A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this report upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not held by any other person) and that are exercisable or convertible within 60 days from the filing of this report have been exercised or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned. All percentages are determined based on 75,804,764 shares issued and out standing immediately following the completion of the Acquisition.

        Pursuant to the Acquisition, we will be purchasing, whether directly or indirectly the contingent liabilities related to the broadband cable television and fixed-line communication business of the Target Group (the “Business”), which also includes any current or future claims made against any of the entities constituting the Target Group in connection with the Business (collectively, the “Contingent Liabilities”). In order to take the Contingent Liabilities into account in calculating the Consideration Debt, the entities constituting the Target Group made certain reserves in their accounting books. If, following a due diligence review currently being conducted, it is determined that the reserves do not accurately reflect the level of the Contingent Liabilities, the appropriate adjustments will be made to the Consideration Debt. For more information on the due diligence review, see “Closing Conditions – Due Diligence.”

        Additionally, if, in the future we are required to pay on account of the Contingent Liabilities sums in excess of the reserves that we have currently made, this may materially adversely affect our financial results. Such a scenario is not currently reflected in our pro forma condensed consolidated financial statements included with this Proxy Statement as Annex C.

        Diagrams 1 and 2 below describe the structure of the Group prior to and immediately following the Acquisition:

21

Diagram 1 – Structure of Group Immediately Prior to Acquisition

Diagram 1 – Structure of Group Immediately Prior to Acquisition

Yedioth Communications Ltd.
Fishman Properties Ltd.
Fishman Properties (Management) Ltd.
Yedioth Communications Ltd.
Monitin Ltd.
Trustee, First International Bank of Israel Ltd., Mr. Ever Zussman
Hed Hakrayot
The Public
Delek Investments
HOT Vision
Tevel
Matav- Cable Systems Media Ltd.
Golden Channels
Sharon
Gvanim Cable
Matav Assets Ltd.
Israicable
Gvanim Krayot
Cable Systems Media Haifa-Hadera Ltd.
Idan Holdings
T.L.M
MAPA
Matav Investments Ltd.
Idan Cable
Golden Telecom
Hot Telecom
**Matav Infrastrucuture
Edom Channels
23.3%
60%
40%
24%
100%
61%
11.7%
20%
47.5%
17.5%
35%
50%
50%
100%
10%
11%
21%
100%
100%
41.5%
***58.5%
90%
10%
75%
61.225%
15%
18%
100%
25%
23.775%
28%
51%
46.6%
26.2%
36.76%
32.36
26.57%
72%
12.24%
41.07%
27.2%
100%

* This Diagram does not include holdings in certain inactive corporations. The described holdings are effective holdings only.
** The general partner is Matav Infrastructure Ltd., wholly owned by Matav.
*** 17% of Monitin's holdings in Isracable are held in trust for it.

22

Diagram 2 – Structure of Group Immediately Following Acquisition

Public*
Yedioth Communi-cations
Monitin Ltd.
Fishman Properties
Fishman Properties Management
Hed Hakrayot
First Inter-national Bank
Discount Bank
Bank Hapoalim
Bank Leumi
Delek Investments
23.924%
16.696%%
3.473%
7.516%
3.598%
0.380%
5.071%
2.772%
5.282%
15.341%
15.947%
HOT- Cable Systems Media Ltd.
100%
Idan Holdings
100%
Edom Channels
61.225%
100%
Sharon
100%
Matav Assets
100%
100%
41.5%
Isracable
58.5%
Matav Investments Ltd.
Cable Systems Media Haifa-Hadera Ltd.
49%
51%
79%
99%
15%
T.L.M
23.775%
Idan Cable
46.6%
28%
27.2%
72%
Golden Telecom
26.2%
11%
10%
1%
100%
HOT Vision
Golden Channels
41.07%
26.57%
MAPA
Matav Infrastructure
Hot Telecom
32.36%
Cable Infrastructure
Internet and telephony Subscribers

*Includes	Maariv Hotza'at Modiin Ltd., Gibstein Group, Shimon Hefetz Group.

23

Principal Conditions to Closing

        The completion of the Acquisition is subject to the occurrence or fulfillment of certain conditions, which, if applicable, the parties to the Acquisition Agreement may waive. In the event that (a) any of the closing conditions are not fulfilled and the parties to the Acquisition Agreement (to the extent that the condition did not apply to them) elect not to waive the condition; (b) any of the conditions which are applicable by Israeli law are not fulfilled; or (c) any of the parties to the Acquisition Agreement terminate it in accordance with its terms, then the Acquisition Agreement shall be terminated and considered void ab initio.

        Regulatory Approvals

        The Group conducts its operations pursuant to licenses granted by the Council and the Ministry of Communications. In order to complete the Acquisition certain approvals must be received from the Council and the Ministry of Communications.

        We may need to receive the approval of the Controller for the changes in shareholdings of our company resulting from the consummation of the Acquisition.

        Third party approvals

        The Acquisition is also subject to the prior approval of (a) the relevant corporate bodies of the entities of the Group; (b) the Court supervising the Tevel Group recovery program (; (c) the Court approval of the Tevel creditors’ arrangement; (d) the creditors of certain members of the Group; and (e) trustee of our debenture holders.

        Additional closing conditions

        The Acquisition is also subject to the fulfillment of certain closing conditions, including (i) the absence of litigation in connection with any of the members of the Group, which would materially affect the value of the Acquisition; and (ii) execution of the Credit Facility, based upon the terms of the Term Sheet.

        Additionally, the Acquisition is subject to the completion of the Target Group of the restructuring of their financial liabilities such that the financial liabilities of each of the entities as of the Cut-Off Date will equal NIS 4,037.5 multiplied by the number of Subscribers of each of the entities as of September 30, 2005.

        Due Diligence

        The Group has agreed to an unaffiliated third party (the “Auditor”) conducting a due diligence review of the entities constituting the Group prior to the completion of the Acquisition in order to ascertain whether (i) the number of Subscribers, and (ii) the Consideration Debt, as set forth in the Acquisition Agreement, is accurate. In the event of a discrepancy between the Acquisition Agreement and the Auditor’s review, the parties shall take the necessary measures so that the debt to be acquired by our company pursuant to the Acquisition will be equal to the Consideration Debt, or the number of our ordinary shares to be issued to each of the Owners in connection with the Acquisition Agreement shall be adjusted so that their holding will reflect the applicable proportion of the total number of Subscribers of the Group, as of September 30, 2005. In the event that the Auditor or any of the Owners, on the basis of the Auditor’s report, determines that the Acquisition Agreement requires amendment by up to NIS 5 million of Consideration Debt with respect to any member of the Group, the Owners have agreed to amend the Acquisition Agreement accordingly. In the event that the amendment required is greater than NIS 5 million of Consideration Debt, the Owner which is adversely affected by the determination may refer it to an agreed upon third party, which will decide within fourteen days what amendment to the Acquisition Agreement is necessary for the purposes of carrying out the appropriate adjustment. Following the completion of the Acquisition, the Auditor will also carry out a due diligence review of the liabilities which the entities constituting the Group incurred between the Cut-Off Date and the closing of the Acquisition.

24

        Largest Shareholder Following Completion of the Acquisition

        The completion of the Acquisition is also subject to the completion of any actions by some of the Owners, which may be necessary to ensure that the Fishman Group will be our largest shareholder immediately following the closing of the transaction (Yedioth may elect with the consent of the Fishman Group to become our largest shareholder in place of the Fishman Group).

        Right of First Refusal Agreement

        The direct and indirect owners of the Target Group, our largest shareholder Delek and the Target Banks (the “Parties”), have entered into an agreement (the “ROFR Agreement”) pursuant to which, in the event that the Acquisition is completed, for a period of five years each of the Parties will have a right of first refusal with respect to certain sales of our ordinary shares by any of the other Parties. Pursuant to the ROFR Agreement, for a period of five years, , any offers to sell our ordinary shares by the Parties to any third party with the exception of certain sales (the “Tendered Shares”) will require the selling Party to offer the Tendered Shares to each of the other Parties, who will have a right to purchase a portion of the Tendered Shares, in proportion to the number of our ordinary shares each Party holds as of the date of the completion of the Acquisition (the “Right of First Refusal”). The ROFR Agreement provides that each of the Parties will be entitled to sell on the public market, up to 10% of our ordinary shares held by them as of the date of the completion of the Acquisition, each year for five years following the completion of the Acquisition, without triggering the Right of First Refusal. In the event that not all of the Tendered Shares are purchased by the other Parties, any Parties wishing to purchase more than their pro rata portion of the Tendered Shares will be entitled to purchase additional Tendered Shares.

Termination of the Acquisition Agreement

        The parties to the Acquisition Agreement (the “Merging Parties”) have agreed that any Merging Party may elect to terminate the Acquisition Agreement in the event of the occurrence of certain events, including: (i) a determination prior to completion of the Acquisition, that, as a result of the completion of the Acquisition, any of the Merging Parties, or parties to the Right of First Refusal Agreement (or any of their controlling shareholders) will be deemed to be, whether alone or with any other parties, a “Sole Borrower” or “Group of Borrowers” as defined in Israel’s Rules on Proper Banking Procedures, thereby causing any of the Banks to (a) deviate from the Bank of Israel directive concerning restrictions on certain borrowing activities, (b) breach the Israeli Banking Law (Licensing) 1981, or (c) deviate from any other Bank of Israel procedures (collectively, “Deviation from the Borrowing Laws”), and the Merging Parties cannot agree, prior to the completion of the Acquisition, on an amendment to the Acquisition Agreement which would avoid such a Deviation from the Borrowing Laws; (ii) a determination prior to completion of the Acquisition, that, as a result of the completion of the Acquisition, any of the Merging Parties, or any of their controlling shareholders, with the exception of any of the entities constituting the Fishman Group or Yedioth (in the event that Yedioth elects with the agreement of the Fishman Group, to become our largest shareholder following the completion of the Acquisition), will be defined, whether alone or with any other parties, a “Sole Borrower” or “Group of Borrowers” in such a way as not to cause Deviation from the Borrowing Laws, and the Merging Parties cannot agree prior to the completion of the Acquisition, on an amendment to the Acquisition Agreement which would prevent such a definition from being applied; (iii) the initiation of bankruptcy proceedings against any of the Merging Parties or Edan or TLM, which have not been dismissed or withdrawn within 60-days from the commencement of such proceedings ; (iv) a decision by a court or by a governmental body which would prevent the completion of the Acquisition and which is not withdrawn within the earlier of 60-days of such a decision being taken, or by August 15, 2006 or such other later date as agreed by the Merging Parties (the “Final Completion Date”); or (v) failure to meet all of the closing conditions which have not been waived, where applicable, by the Merging Parties. In all events, should the Acquisition not be completed by the Final Completion Date, the Merging Parties may elect to terminate the Acquisition Agreement (provided that a Merging Party requesting the termination is not the party responsible for the delay in completing the Acquisition).

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        Post-Closing Covenants

        In order to comply with Israeli regulatory requirements which apply to our company, all of the infrastructure of the Group must be transferred following the Acquisition to HOT Telecom. Accordingly, following the consummation of the Acquisition, pursuant to a series of transactions, HOT Telecom will purchase from various entities of the Group such entities’ cable television infrastructure, including the set-top boxes. In addition Hot Telecom will purchase all of the domestic private Internet subscribers of Golden Telecom, MAPA and Matav infrastructure. Following the purchase, Hot Telecom shall own all the infrastructures of the Group and all the assets and liabilities related to the fixed-line telecommunications services. In addition, each of Golden Telecom, MAPA and Matav will be liquidated. Pursuant to its license HOT Telecom undertook to the Israeli regulatory authorities to finalize its purchase by June 30, 2006 (the “Deadline”). Should the completion of the Acquisition not occur prior to such date, HOT Telecom will apply to the Israeli regulatory authorities for an extension of the Deadline. For more information on the application of Israeli regulatory requirements to our company see Item 4B of the 2004 Annual Report.

        The Credit Facility

        In May 2006 we agreed to a Term Sheet with the Banks (the “Term Sheet”) in connection with the financing of the Acquisition and the future funding requirements of the unified entity (the “Credit Facility”). The Term Sheet contains the principal financial terms of the Credit Facility and provides that the parties will enter into a definitive agreement (the “Definitive Agreement”) which will contain all of the final provisions of the Credit Facility, prior and as a condition to the consummation of the Acquisition. Described below are the principal terms of the Credit Facility, as set forth in the Term Sheet.

        Our debt towards the Banks (prior to the consummation of the Acquisition) as of December 31, 2005 was approximately NIS 587 million. The aggregate debt of the Group (including our debt) toward the Banks and certain additional banks which currently provide banking services to certain members of the Target Group (the “Additional Banks”) is approximately NIS 3 billion, as of December 31, 2005.

        The Sub-Facilities

        Pursuant to the Term Sheet, the Credit Facility is divided into sub-facilities for funding existing and future debt of the Group as follows:

—	Facility A: NIS 2.42 billion for the funding of existing debt ("Facility A")
—	Facility B: NIS 600 million for the funding of existing debt ("Facility B")

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—	Facility C: NIS 370 million – for the funding of existing debt which will be classified as revolving credit facility for the funding of working capital, documentary credit and bank guarantees (“Facility C”)
—	Facility D: up to NIS 640 million for the funding of investments in telecommunications and other ordinary-course investments (“Facility D”)
—	Facility E: up to NIS 100 million for the funding of future contingent liabilities ("Facility E")

        Facility A

        The debt repayable under Facility A will be repaid quarterly over eight years from July 1, 2010. No repayments on account of the principal amount will be due for the first four years. The repayments from the fifth year onwards will equal to an agreed percentage of the debt funded by this facility, which will change from year to year.

        Facility B

        Facility B will be repaid out of the proceeds of a future offering to the public or to private investors, of securities of our company, but in no event later than June 30 2009. In the event that the debt funded under Facility B is not repaid by June 30, 2009 the debt will be repaid according to a repayment schedule to be agreed between us the Banks and the Additional Banks.

        Facility C

        There are no restrictions regarding the timing of or the amounts that may be drawn down under Facility C, up to the maximum amount. The facility will provide credit on a revolving basis over 12 years from July 1, 2006.

        Facility D

        Draw-downs under this facility can be made before December 31, 2008 and will be conditional upon us achieving certain milestones which will be determined in an agreed business plan (the “Business Plan”) and provided a “Event of Default” (as this term will be defined in the Definitive Agreement) will not have occurred. We will also be required to provide reports to the Banks regarding our use of the funds which we have drawn-down. The facility will be repaid quarterly over six years, from July 1, 2009. No repayments on account of the principal amount will be due for the first three years. The repayments from the fourth year onwards will equal an agreed percentage which will change from year to year.

        Facility E

        Draw-downs under this facility can be made before December 31, 2009 and will be conditional upon there not having occurred an “Event of Default” (as this term will be defined in the Definitive Agreement). The facility will be repaid quarterly over five years from the third anniversary of the draw-downs under this facility. No repayments on account of the principal amount will be due for the first three years.

        Interest

        Interest will be payable to the Banks and the Additional Banks as agreed upon between the parties

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        Commissions

        Annual commission charges will be charged on certain of the sub-facilities.

        Certain annual commissions will be paid to the facility agent and the securities’ trustee, in an amount to be agreed in the Definitive Agreement.

        Definitive Agreement

        The Definitive Agreement will contain certain covenants relating (among other) to the following

—	the permitted maximum ratio between the debt under the Credit Facility and our EBIDTA
—	service of the debt under the Credit Facility
—	level of shareholder equity
—	future fund raising
—	the type of securities that will have to be made available to the Banks for the Credit Facility
—	acceleration of repayments

        The Banks have agreed to provide the Credit Facility; provided that we will have arrangements with the Additional Banks regarding their participation in Facilities A, B and C and on terms that will be accepted by the Banks.

        Under the Definitive Agreement, we will also agree to register a charge in favor of the Banks and the Additional Banks over all of the assets purchased pursuant to the Acquisition Agreement.

        Effective Time of the Acquisition

        The Acquisition will be consummated on the third business day following the date on which all conditions to consummation of the Acquisition are met or waived in accordance with the terms of the Acquisition, including approval by the our shareholders and receipt of all regulatory approvals for the Acquisition, all as set forth in the Acquisition Agreement.

        The parties are working to complete the Acquisition as quickly as possible. However, the Acquisition is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals or that such approvals will be obtained in a timely manner.

        No Expected Tax Consequences to our Shareholders

        The Acquistion is not expected to have any tax consequences to our shareholders under Israeli, US or any other law. However, there is a possibility that you may suffer adverse tax consequences as a result of the change in ownership in our company and consequently you are encouraged to consult your tax advisors with respect to the Acquistion and whether the consummation thereof may have any consequences to you.

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        Tax Consequences to our Company

        The Acquisition is of assets and liabilities in accordance with Israeli tax law without reliance on any exemptions or special dispensations. The tax liability to the extent that it applies, will apply to the entities selling their assets to us in connection with the Acquisition. The size and extent of the amortization of the assets being purchased for tax purposes will be determined after the completion of a review that we are currently conducting for the purposes of determining their fair value and a evaluation of the period of the applicable amortization of these assets. With respect to the second stage of the Acquisition as described in “The Acquisition – Post Closing Covenants”, according to which Hot Telcom will acquire the infrastructure and final-end equipment from the other entities in the Group following the Acquisition, in accordance with the regulatory requirements, this Acquisition will be executed without reliance on any exemptions or special dispensations, while taking advantage of the costs of the acquired assets and transferred tax losses. From initial analyses, neither we nor the other members of the Target Group which are selling assets to HOT Telecom expect to incur any substantial tax obligations.

        Registration of the Shares

        We have not undertaken to register the Shares that we are issuing pursuant to the Acquisition Agreement. Consequently, and in the absence of any future registration of the Shares, resales in the United States by the entities receiving the Shares pursuant to the Acquisition will be subject to certain restrictions as to the time and volume of sales pursuant to United States Federal and state securities laws. The length and extent of these restrictions may vary depending on the recipient of the Shares pursuant to the Agreement and the place in which such Shares are to be resold.

        Israeli securities laws do not provide for the registration of shares for trading in Israel. Consequently, resales of the Shares issued pursuant to the Acquisition Agreement in Israel will also be subject to certain restrictions as to timing and volume of sales pursuant to Israeli securities laws. These restrictions will cease to apply in no less than fifteen months and no more than three years following the issuance, depending on the recipient of the Shares. The restrictions are not affected by any future registration of the Shares in the United States.

        Factors Considered by Our Audit Committee and Board of Directors

At the meetings of our audit committee and board of directors on April 30, 2006, the following factors were considered by our directors in arriving at their decision to approve the Acquisition Agreement:

—	The technological changes, regulatory trends, shifts in the competitive landscape and other developments in the telecommunications industry since 1999; which have created a reality in which only a large well resourced company with national deployment, can compete effectively against companies such as YES and Bezeq;

—	The need to create a more efficient and streamlined structure in order to compete effectively and provide a superior service to the customers of the Group;

—	The current structure of the Group; which fails to optimize the strengths of each of the entities constituting the Group, since, among other things, financial management is not centralized and the decision making processes require complex coordination;

—	The fact that the Group commenced an operational merger in 2004, in order to achieve the efficiencies described above and provide a greater range and quality of services, as a first step towards unifying the Cable Operators within a single legal framework and thereby enabling the Group to compete with the other multi-channel television operator and providers of fixed-line telephony services, principally Bezeq;

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—	The fact that the contemplated Acquisition is the means of completing the process which began in 1999 with our discussions with the other Cable Operators of the need for a merger and which continued with our increased levels of cooperation during the early years of the decade culminating in the operational merger in 2004;

—	The fact that the Acquisition enables us to obtain the Credit Facility on preferential terms, which should enable us to achieve the objectives of our long-term business plan, which we would otherwise not have been able to realize.

—	The report of TF relating to the telecommunications market in Israel.

        In light of these factors, our audit committee and board of directors concluded that:

—	We will be capable of providing our customers with a superior service once we are operating in a unified legal structure, rather than as a group of several entities which perform the same functions;

—	By unifying the members of Group within one unified legal structure, we will achieve significant operational advantages, which will enable us to operate more efficiently – including the streamlining of the decision making processes – thereby facilitating improvements in the provision and range of our services at lower relative costs, decreasing customer churn, increasing customer loyalty and retention and improving profitability;

—	That combining all of the activities, assets and liabilities of the Group within a single unified legal structure will facilitate our ability to raise funds, through equity or debt financing, on beneficial terms;

—	The Acquisition may also expand our ability to provide additional telecommunications services, and to compete successfully with our major competitors in the fields of domestic fixed line telecommunication and multi-channel television services as well as enabling us to better operate in various areas including the purchase of content, marketing, sales, and to facilitate the operation of unified networks and effect substantial cost savings;

—	Should the Acquisition not be completed, the regulatory approvals which enable us to maintain the operational merger may terminate, in which case we would have to continue our activities as a significantly smaller enterprise which could not take advantage of the economies of scale enjoyed by larger companies.

        As described earlier, our audit committee and board of directors received a report of TF, which had been hired by the Group to produce a valuation of the Group. The report concluded that the Group’s operating value is at a level of NIS 5,348 million to NIS 6,230 million, which reflects a value per Subscriber of approx. $1,286 – $1,415, which valuation took into account all of the operations and services of the Group in the television and fixed-line communication market. For more information on the report of TF, see “The Acquisition – Report of Trigger Foresight Ltd.”

        On the basis of the conclusions of the report, our audit committee and board of directors determined that the terms of the Acquisition Agreement as well as the terms of our acquisition of certain Subscribers from the Tevel Group, immediately prior to the completion of the Acquisition were fair from a financial perspective to our unaffiliated shareholders. For more information on the acquisition of certain Subscribers from the Tevel Group, see”The Acquisition – Principal Terms.”

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        Our audit committee and board of directors were also aware of the personal interests of certain directors and major shareholders in the Acquisition, as a result of (i) an undertaking by certain of our major shareholders to take all required actions to ensure that the Fishman Group will become our largest shareholder immediately following the completion of the Acquisition (Yedioth may elect with the consent of the Fishman Group to become our largest shareholder in place of the Fishman Group); and (ii) the Right of First Refusal Agreement which certain shareholders of the Group intend to execute simultaneously with the completion of the Acquisition. For more information on (i) the agreement of certain major shareholders relating to the post Acquisition shareholdings, see “The Acquisition – Principal Conditions to Closing – Largest Shareholder Following the Acquisition” and (ii) the Right of First Refusal Agreement, see – “The Acquisition – Principal Conditions to Closing – Right of First Refusal”.

        Report by Trigger-Foresight Ltd.

        Credentials of TF

        TF is one of Israel’s leading strategic and business consulting firms with vast experience in the technology, media and telecommunications (“TMT”) industries. TF provides strategic consulting services as well as financial services, which include valuations, due diligence, financial modeling and business planning. TF is the Israeli representative of the Yankee Group, a global leader in TMT research. TF’s customers include some of Israel’s largest telecommunications and media companies.

        TF was retained by the Group to render a valuation of the Assets which we will be purchasing in connection with the Acquisition and will receive a fee that is not contingent upon the the consummation of the Acquisition. In addition we have agreed to indemnify TF for damages that may arise out of rendering its opinion.

        TF is not affiliated with any of our major shareholders.

        Scope of Review

        In arriving at its opinion, TF reviewed and analyzed:

—	The financial results of the Group for the year ended December 31, 2005;

—	Publicly available information about the Group and our competitors;

—	The results of the cooperation between the members of the Group and TF in developing the Group's long-term business plan;

—	Published forecasts relating to the telecommunications industry in general and the multi-channel television industry in particular;

—	Discussions with our management and other sources in the telecommunications industry.

        TF’s valuation was carried out in reliance upon the cash flow capitalisation method (DCF –discounted cash flow analysis), while structuring a detailed forecast for 2006-2014, and was based on certain factors, including assumptions and forecasts regarding the markets in which we operate and our market share, profitability rate and future investments.

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        The DCF method provides a detailed analysis which includes:

—	A detailed view of the Israeli communications market;

—	An in-depth analysis of the Israeli multi-channel television market, including its structure, size and principal trends;

—	Forecasts regarding the Israeli multi-channel television market, including number of subscribers, market share and average revenue per subscriber (“ARPU”);

—	Model for calculating the expenses of the Group during the forecast period, for each area of activity of the Group;

—	Model for calculating the profitability of the Group for the forecast period, for each area of the Group's activity;

—	Detailed cashflow and profit and loss reports for the forecast period.

        TF assumed in the valuation that the Group is continuing to lose its market share in view of the competition from YES (from a current market share of 64% to a market share of approximately 56% as of the end of the forecast period). On the other hand, the Group is increasing its market share in the fast internet and fixed-line telephony markets. The ARPU is expected to grow principally as a result of the continued movement of analogue subscribers to the Group’s digital service as well as the increased penetration of advanced services such as VOD.

        TF determined that the operating profitability level is gradually exceeding current operating loss levels which it determined will reach a level of 17% at the end of the forecast period, with EBITDA (earnings before interest, tax, depreciation and amortization) increasing from a level of approximately 18% in 2005 to approximately 40% at the end of the forecast period. TF concluded that the increase in profitability derives both from the increase in revenues (as a result of the increase in the revenues from content on demand) as well as from the improvement in the Group’s operational deployment as seen, among other things, in the significant improvement in the ratio of content expenses to turnover.

        TF assumed that the investments of the Group primarily derive from the procurement of final-end equipment (set-top converters and modems) and are based on the rate of the transfer of subscribers from analogue to digital, and also an increase in the average number of set-top converters per household. The investment as a percentage of turnover declines throughout the forecast and stabilizes at approximately 15% at the end of the forecast period.

        TF calculated our representative growth rate as 2% and the weighted capital price (weighted average cost of capital) used for the purposes of the valuation model, as approximately 9.5%, reflecting an unleveraged value of 1.1.

        According to the assumptions made by TF and summarized above, the Group’s operating value is approximately NIS 5,348 million to NIS 6,230 million, which reflects a value per subscriber of approx. $ 1,286 – $ 1,415 (according to a US Dollar – New Israeli Shekel exchange rate of NIS 4.65).

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THE GROUP

About our Company

        We are one of three groups of operators and providers of broadband cable television services in Israel. The other two cable television operators are the Tevel Group, and the Golden Channels Group. We market our cable television services and engage in content-related activities and other telecommunication activities together with Tevel and Golden Channels under the brand name “HOT”. We also provide access to High-Speed Internet services to private domestic users through our closely held partnership Matav Infrastructure. Our access to High-Speed Internet services to the business sector, fixed-line telecommunication and other telecommunication services are provided by HOT Telecom, a limited partnership held jointly by our company and certain of the entities constituting the Target Group. As of December 31, 2005, HOT Telecom had approximately 91,180 telephone subscribers. As of December 31, 2005, Matav Infrastructure has approximately 110,500 subscribers. Additional information about us can be found in our 2004 Annual Report which has been mailed to our shareholders together with this Proxy Statement and can also be found at the website of the United States Securities and Exchange Commission (“SEC”), www.sec.gov

        As announced in our Current Report on Form 6-K filed for the month of February filed on February 23, 2006, we intend to delist voluntarily from the Nasdaq National Market and terminate our American Depositary Receipt (“ADR”) program. Concurrently with delisting from Nasdaq, we intend to file a Form 15 with the S.EC to terminate the registration of our ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. At that time, we will begin making public reports in accordance with the Israeli securities laws and regulations applicable to companies whose shares are traded solely on the Tel Aviv Stock Exchange. We expect the delisting and deregistration to occur no later than June 30, 2006.

        We have described below certain material events that have occurred since the filing of the 2004 Annual Report, which was filed with the United States Securities and Exchange Commission on June 30, 2005.

Recent Developments

        Termination of agreement with Lucent

        On July 9, 2004, Hot Telecom, our subsidiary jointly owned with other members of the Group, signed an agreement with an Israeli entity in the global Lucent Int. Group (“Lucent”) for the establishment of a telephony network based on the cable infrastructure. The agreement was a framework agreement for 100,000 subscribers and, as of March 31, 2005, we have issued orders for the establishment of a network for approximately 91,000 telephony subscribers in consideration for an estimated amount of US$ 27 million. To secure the payments to Lucent, HOT Telecom provided a letter of credit in the amount of approximately $110,000. In December 2005, HOT Telecom notified Lucent that it would not be requiring maintenance services from Lucent from March 1, 2006 and in February 2006, HOT Telecom terminated the agreement. Pursuant to the termination settlement agreement entered into on March 9, 2006, between HOT Telecom and Lucent, Lucent has transferred to HOT Telecom full ownership rights over all parts supplied by Lucent and contained in the system, spare parts supplied by Lucent for sub-systems and all the equipment supplied by Lucent which is located at HOT Telecom’s technical laboratory in Petach Tikva, Israel. Pursuant to the termination settlement agreement HOT Telecom paid Lucent $4 million in settlement of all outstanding sums.

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        Approval by the Council

        The conditions pursuant to which the Council has provided its approval of the Acquisition, are described in Item 4B of our 2004 Annual Report, Business Overview – “Government Regulation”. In November 2005, the Group requested that the Council amend certain of the conditions. In March 2006, the Council notified us that the following changes had been made to the conditions for its approval of the Acquisition: (i) the requirement that the unified entity fix a maximum subscriber fee for the basic packages (digital or analog), was cancelled; (ii) the requirement that at least 20% of the means of control of the broadcast companies be held by unrelated third parties, was delayed and will only apply in March 2007 unless certain conditions stipulated in the approval shall occur prior to that time; and (iii) the obligation requiring the Group to provide a guarantee of NIS 45 million to cover the obligations of the unified entity has been amended such that there will be no need for any additional guarantees in excess of the NIS 28.7 million that the Cable Operators provided to the Council as a guarantee for its compliance with the terms of the cable broadcast licenses (the “Cable Broadcasting Licenses”), granted by the Council. For more information relating to the terms of the Cable Broadcast Licenses, see our Annual Report – Item 4B “Business Overview.”

        Approval of the Israel Controller of Restrictive Business Practices

        On April 22, 2002, the Controller of Restrictive Business Practices (the “Controller”) granted an approval to the merger of the Group. The Controller’s approval (the “Approval”) of the merger is subject to terms and conditions and has been extended and amended from time to time. Following our letter dated January 1, 2006 in which we requested the termination and amendment of certain of the terms and conditions of the Approval, including the termination of the requirement that by no later than April 22, 2006, 20% of the means of control of the Cable Operators be held by unrelated third parties, the Controller informed us in a letter dated May 5, 2006, that having performed a preliminary examination of our request, it did not for the time being see any reason to terminate the means of control requirement. In its letter, the Controller further informed us that since it was still examining our request and the April 22, 2006 dead-line had passed, it would not, for the time being, require the Group to comply with the requirement relating to the means of control. For more information relating to the Controller’s Approval, see our Annual Report – Item 4B “Business Overview.”

        On January 16, 2006, in response to a letter from the Group, in which it was argued that there was no need for an additional approval for the consummation of the merger the Controller stated that based, among other things, on the current condition of the Cable Operators, they would not be required to submit a notice of merger to the Controller. Nevertheless, in its letter, the Controller stated that should the merger not be consummated within a number of months, the Controller retained the right to re-examine its position.

        Cable Operators

        Voice-Over Broadband (VOB)

        The deliberations of the Ministry of Communications regarding the formulation of policy for future licensing of telephony services by VOB access, and the response of HOT Telecom to these deliberations, are described in Item 4A of our 2004 Annual Report – History and Development of the Company – “Important events in the development of the cable television and telecommunications industry and our business.” The Ministry of Communications has stated that it intends to invite HOT Telecom for a hearing on HOT Telecom’s response. As of the date of this Proxy Statement, a date has not been set for the hearing and no final decision has been made by the Ministry of Communications.

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        Since the initial issuance of its policy principles in connection with VOB in November 2004, the Ministry of Communications has been issuing licenses for commercial trials of VOB services. Such licenses have been provided to 012 Golden Lines, Barak I.T.C., Bezeq International and Internet Gold as well as to the cellular phone operators Partner Communications Co. Ltd., Cellcom Israel, and Pelephone Communications.

        Purchase of certain operations of Cabletec

        In January 2006, our wholly owned subsidiary Matav Investments Ltd. “(Matav Investments”), entered into an agreement with Cabletec Ltd. (“Cabletec”), an Israeli company, controlled by one of our affiliates pursuant to which we agreed to purchase on behalf of the Group all of Cabletec’s multi-channel cable television operations in the West Bank. Cabletec provides services to approximately 4,000 subscribers in this region The consideration for the purchase will be calculated by multiplying the number of Cabletec subscribers who will execute agreements with Matav Investments during an interim period of 60 days (which may be extended to up to six months) by $750. In the event that that certain conditions are fulfilled and subject to the completion of the Acquisition, Cabletec will be entitled to an additional payment of up to $150 per each subscriber purchased in the transaction. The completion of the Acquisition is subject to the satisfaction of certain conditions. As of the date of this Proxy Statement, these conditions have yet to be satisfied. Since the transaction was entered into on behalf of the Group, the number of television subscribers and debts and liabilities of Cabletec will not be considered in calculating the consideration payable pursuant to the Acquisition. If the Acquisition is not consummated all of the operations of Cabletec will be distributed among the members of the Group. Should the transaction be completed prior to the consummation of the Acquisition, the purchased operations of Cabletec will be held in trust and in the event that the Acquisition does not occur, the operations shall be transferred to a company jointly held by the Cable Operators or their Owners.

        Personal Video Recorder

        We began providing Personal Video Recorder (“PVR”) services to subscribers to our digital services in October 2005 under the brand name Hot Magic. The services are provided through a special digital set-top box and allow the viewers to decide what content to record along with providing them with the convenience of being able to watch such content whenever they want. PVR services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

        Changes in Regulations Affecting the Telecommunications Industry

        The principal regulations affecting the telecommunications industry in Israel are described in Item 4B of our 2004 Annual Report Business Overview – “Government Regulation”.

        As part of its economic policy for 2006, in August 2005, the Israeli government adopted a resolution, to allow consumers, by no later than January 1, 2007, to purchase from a multi-channel television operator a basic package of services which will include connection to the infrastructure of such operator and reception of the Israeli Broadcasting Authority channels (Channels “1” and “33), the commercial broadcasts channels (channels “2” and “10”), the “Parliament Channel”, the Educational Television channel (channel “23”) and the dedicated channels (channels “9” and “24”) (the “Reduced Programming Package”), without being obliged to purchase any other services. The resolution also called for the appointment of an inter-ministerial committee to determine by no later than March 1, 2006 the maximum price payable by the consumers for the said package, to be based on the cost of access to the infrastructure and the cost of distribution of the said channels, plus reasonable profit to the relevant operator. In accordance with this resolution, an amendment to the Telecommunications Law was submitted to the Knesset’s Finance Committee. The amendment incorporates the resolution within the framework of the Arrangements Bill for the Country’s Economy for the year 2006. According to the said amendment: (1) the Cable Broadcast Licensee (“Licensee”) shall be obliged to offer the Reduced Programming Package to its subscribers, without conditioning the provision of said Reduced Programming Package upon the purchase of any other broadcasts or services; (2) the Minister of Telecommunications, with the consent of the Minister of Finance, and after having consulted with the Council may determine the maximum price that a general Licensee for Cable Television Broadcast may demand for the provision of the Reduced Programming Package, based on the cost of the provision of said Reduced Programming Package plus a reasonable profit for the Licensee; and (3) the Minister may, after having consulted with the Council, instruct such Licensee with respect of the activities which said Licensee will be demanded to undertake for the purpose of providing the Reduced Programming Package. The entry into force of the said amendment, if approved by the Knesset, shall be from January 1, 2007.

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        On the basis of reports from our representatives who attended a meeting of the Economics Committee of the Knesset on May 22, 2006, we understand that the Committee decided to remove the proposed amendment from the Arrangements Bill altogether and submit it at a later date as a separate Bill. We are still awaiting receipt of an official protocol of the meeting. We do not know at this stage, when or if the Bill will be submitted or whether or to what extent the proposed amendment, if it becomes law, will affect our business or profitability.

        Also in August 2005, the Israeli government adopted a resolution to procure the establishment of a digital, nationwide, terrestrial distribution system which will broadcast and enable the free terrestrial reception of the following channels: the Israeli Broadcasting Authority channels (Channels “1” and “33), the commercial broadcasts channels (channels “2” and “10”) and the “Parliament Channel” (channel “99”) (“DTT System”). This resolution further provided for the appointment of an inter-ministerial tenders committee that shall publish a tender designed to enable that committee to choose a single winning bidder who shall design, establish and operate the DTT System. According to the resolution such tender shall be published by no later than January 1, 2006, the announcement of the chosen winner shall be made by no later than April 1, 2006 and said DTT System shall commence operation no later than January 1, 2007. In May 2006, the inter-ministerial tenders committee published an invitation to any interested parties to submit position papers with respect to the proposed tender. We intend to submit shortly our position paper with respect to the tender.It is not clear to us when the tender will be published, or what its conditions may be.

        Fixed Line Telephony Services

        As described in Item 4A of our 2004 Annual Report, – History and Development of the Company, HOT Telecom, a limited partnership owned by certain entities of the Group, began providing commercial domestic fixed-line telephony services from the end of November 2004. These telephony services are provided using Voice-Over IP technology. In October 2005, HOT Telecom completed the national deployment of its cable infrastructure and began providing its telephony service throughout the country. In addition to its core telephone service, HOT Telecom also provides voice mail, call-waiting, caller ID, redial and international call blocking services. On December 21, 2005, March 5, 2006 and April 23, 2006 012 Telecom Ltd., Global Communications LP and Cellcom Israel, respectively, were granted “general specific” licenses for providing fixed-line telecommunications services.

        Purchase of CMTS cards from Netcom Ltd.

        During 2005, HOT Telecom entered into an agreement with Netcom Ltd., an Israeli company, for the purchase of Cable Modem Termination System (CMTS) cards and certain other equipment for the continued development of our telephony network and for the supply of certain equipment manufactured by Cisco, in the amount of $11.6 million. Simultaneous with this agreement, HOT Telecom entered into a master lease agreement with a member company of the Hewlett Packard group (“HP”) for the financing of the equipment. The Group provided Cisco with a guarantee regarding the payments by HOT Telecom.

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        Potential Changes in the Video on Demand Market

        As described in Item 3D of our 2004 Annual Report, we commenced providing Video On Demand (“VOD”) services on a commercial basis in January 2005. VOD, is a service that allows television viewers to instantaneously select and view various contents (such as library movies, current movies, series, contents for children, contents for adults, sports content, entertainment and leisure contents) at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder, thereby allowing the viewer to determine and control exclusively the timing and the speed in which he would like to watch the selected content. The VOD service gives the subscriber direct and instant access to a variety of content-libraries via a friendly access portal for the user. The Cable Operators are currently the only providers of VOD services in Israel. However, D.B.S. Satellite Services (1998) Ltd., the Israeli satellite multi-channel television operator and our major competitor (“YES”) have requested that the Ministry of Communications approve its application to provide VOD services over the ADSL network of Bezeq – Israel Telecommunications Corporation Ltd. (“Bezeq”), the principal shareholder of YES and our major competitor in the telecommunications field. In October 2005, the Ministry of Communications requested that the Group provide its written response to YES’ application. In January 2006, we provided the Ministry of Communications with our written response, in which we set out our arguments why the approval should not be given. While to the best of our knowledge no decision has yet been made, following our letters to the Ministry of Communications, on April 25, 2006, we received a letter from it in which we were informed that it intended to grant YES permission to conduct a year-long technical trial for providing VOD services over ADSL among a restricted focus group of 300 participants, for no charge. According to certain newspaper reports, all of the participants in the technical trial are Bezeq employees and the anticipated permission to be granted by the Ministry of Communications will have no bearing on any final decision that it may make in connection with the application of YES to provide VOD services on a commercial basis. Nevertheless, should YES receive the approval of the Ministry of Communications to provide VOD services, then the Group will no longer be the exclusive provider of such services. Additionally, should Bezeq engage in the provision of content together with YES, this could have a material affect on our business and operating results.

About the Target Group

        Following our purchase of the Target Shares or the Target Assets and Liabilities of the Target Group, pursuant to the Acquisition, all of the multi-channel cable television and fixed-line telecommunication operations and activities of the Group will be combined into a unified structure. There follows a description of the current activities of the Group, followed by a short description of each of the entities constituting the Target Group, including a description of the Target Assets and Liabilities.

        Joint Management

        In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management currently conducts and manages our activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger did not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator.

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        Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors.

        Since all of our management and operational activities are also applicable to the Target Assets and Liabilities, we refer you generally to our 2004 Annual Report Item 4A and 4B, and to our Current Report on Form 6-K for the month of March, dated March 16, 2005, which contain a report of our financial results for 2005.

        Additionally, the following contains certain summary information regarding the Tevel Group and the Golden Channels Group and their business operations based on information we received from them. Although we have no knowledge that any such information is untrue, we cannot give you any assurance as to its accuracy or completeness.

        The Principal Assets

        Like our company, the Target Group operated under certain licenses: (i) Cable Broadcast Licenses held by each of the Tevel Group entities and each of Golden Channels, Idan and TLM, (ii) Broadcasting Head-End licenses held by Golden Channels and Tevel and; (iii) additional special licenses (collectively, the “Licenses”). Additionally, all of the entities in the Target Group have direct or indirect holdings in HOT Telecom which holds a Telecom Infrastructure License, pursuant to which the entities within the Target Group provide their fixed-line telecommunications services. The domestic Internet services for private users which form part of the fixed-line telecommunication services of the Target Group, are provided by either MAPA or Telecom Zahav. These services are identical to the telecommunications services provided by Matav Infrastructure.

        The Licenses are identical in all material respects to our licenses and those of our subsidiaries, with the exception of certain differences with respect to the prices charged to subscribers to the Target Group’s analogue cable television services, and regarding the geographic regions that they cover. For a description of our licenses, see Item 4B of our 2004 Annual Report Business Overview – “Government Regulation”.

        All of the entities in the Target Group also have direct or indirect shareholdings in HOT Vision Ltd., which produces television content for the Group. For a description of the activities of HOT Vision, see Item 4B of our 2004 Annual Report – “Business Overview – HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting”.

        Pursuant to the Acquisition, we will be purchasing all of the operations of the Target Group, which includes directly or indirectly the Licenses, their television and access to Internet subscribers and directly or indirectly their holdings in HOT Vision, HOT Telecom, MAPA and Telecom Zahav.

        The Tevel Group

        As a result of certain cash flow problems, in April 2002, the Tevel Group sought court protection against creditors, in an effort to formulate and institute a recovery plan. On April 22, 2002 the Tel Aviv District Court (the “Court”) granted the application and halted repayment of all the debts of the Tevel Group that were incurred prior to the Court order. The Court appointed a trustee (the “Trustee”) to manage the Tevel Group and to supervise an arrangement with its creditors. In September 2003, the creditors agreed to an arrangement pursuant to which the debts of the unsecured creditors will be repaid in whole or in part, subject to a differential repayment schedule to the various types of unsecured creditors, and any unpaid debt was written off.

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        The debts of the Tevel Group to its secured creditors, namely Bank Leumi Le’Israel Ltd., Bank Hapoalim Ltd., First International Bank of Israel Ltd., and Israel Discount Bank Ltd. (the “Tevel Banks”), have yet to be satisfied, and will be repaid out of any surpluses arising out of its ongoing operations or out of the consideration to be received form the sale of its activities including by way of merger. In addition, as a result of the creditors’ arrangement, the Tevel Banks in addition to a certain minority shareholder are now entitled to all of the Tevel Group’s outstanding shares part of which are currently held on their behalf by the Trustee. Since the Acquisition is considered to be a sale of the Tevel Group, the consideration due to the Tevel Group shall be distributed to the Tevel Banks (with the exception that part of the consideration due to Gvanim Krayot shall be distributed to its minority shareholder).

        As of the current date and until the sale of the Tevel Group, its operations are still supervised by the Trustee and the Court.

        The Acquisition constitutes a sale of the assets of Tevel Group, which is subject, among other things, to approval by the Court.

        In accordance with the creditor’s arrangement, the Tevel Group’s financial debt that will be assumed by us as part of the Acquisition will also include part of the debts to the Tevel Banks.

(a)	Tevel

        Tevel is an Israeli privately held company which owns Cable Broadcast Licenses for three regions: Tel Aviv-Givatayim, Ashdod-Ashkelon and Nazareth-Jesreel Valley and as of September 30, 2005, had registered an aggregate of 182,354 Subscribers. In addition Tevel also holds a Broadcasting Head End License.

        Tevel holds 24% of HOT Vision’s issued and outstanding shares.

        Tevel holds 35% of the partners’ rights in Golden Channels.

        Tevel holds 61% of the partners’ rights of MAPA which holds 32.36% of the partners’ rights in HOT Telecom. MAPA provides access to High-Speed Internet to the private sector in the geographic regions covered by the Tevel’ Group’s Cable Broadcast Licenses, and as of December 31, 2005 had 137,172 domestic Internet subscribers.

(b)	Gvanim Cable

        Gvanim Cable is a wholly owned Israeli subsidiary of Tevel. It owns Cable Broadcast Licenses for three regions: Rishon Letzion, Modiin and Lod-Ramle and the vicinity and as of September 30, 2005, had registered an aggregate of 67,021 Subscribers.

        Gvanim Cable holds 13.4% of HOT Vision’s issued and outstanding shares.

        Gvanim Cable holds 21% of the partners’ rights in MAPA.

(c)	Gvanim Krayot

        Gvanim Krayot is an Israeli company owned by by Gvanim Cable (90%) and Hed HaKrayot Ltd. (10%). Gvanim Krayot owns Cable Broadcast Licenses in the “krayot” area for the Haifa Bay, in the Western Galilee, in Karmiel and Maalot and in the Lower Galilee. As of September 30, 2005, Gvanim Grayot had registered an aggregate of 50,260 Subscribers.

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        Gvanim Krayot holds 18% of the partners’ rights in MAPA.

        We present below certain items from the results of operations of the Tevel Group for the periods indicated. All of the information is based on the audited consolidated financial statements of the Tevel Group which are included in this Proxy Statement as Annex B(2). The information provided was prepared by the Tevel Group and delivered to us by the management of Tevel.

        Industry trends affecting the Tevel Group are comparable to those affecting our company, which are described in our public filings. In addition, as with our financial statements, the financial results of the Tevel Group are not consolidated with Hot Telecom (of which approximately 32.36% is held by the Tevel Group).

Operating Highlights of the Tevel Group

        As of December 31, 2005, the Tevel Group provided cable television services to 299,220 Subscribers, representing approximately 33% of all cable television subscribers in Israel. As of December 31, 2005, the Tevel Group provided access to high-speed Internet services to 137,172 subscribers.

Results of Operations

        The following table sets forth certain items from the results of operations of the Tevel Group for the periods indicated:

	Years ended December 31,
	2003	2004	2005
	in NIS in millions

Revenues	703	721	687
Operating expenses	377	376	394
Production and programming expenses	247	246	254

Gross profit	79	99	39
Selling and marketing expenses	65	92	70
General and administrative expenses	134	131	121

Operating loss	(120)	(124)	(152)
Financial expenses, net	242	180	188

Loss after financial expenses	(362)	(304)	(340)
Other income (expenses), net	(46)	280	(6)

loss before taxes on income	(408)	(24)	(346)
Taxes on income	6	2	7

loss after taxes on income	(414)	(26)	(353)
Equity in earnings of affiliated companies, net	(37)	(67)	(86)

Net loss	(451)	(93)	(439)

EBITDA*	159	163	134

* Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

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Condensed results of operations

        The net loss for 2005 was NIS 439 million compared to a net loss of approximately NIS 93 million in 2004. The bulk of the Tevel Group’s loss derives from depreciation and amortization costs amounting to NIS 294 million, financing costs of NIS 188 million and equity losses in investee companies totaling NIS 86 million. The net loss in 2004 was attributable to two main factors: the write-off of a creditor’s debt following a creditors’ arrangement, amounting to approximately NIS 202 million, and a capital gain from the sale of investee companies amounting to approximately NIS 119 million.

        The development of the results of business activity may be examined on the basis of EBITDA, which more accurately reflects the Tevel Group’s operational business results.

Revenues

        The following information sets forth the revenues of the Tevel Group according to its various business segments for the periods indicated:

	Years ended December 31,
	2003	2004	2005
	in NIS in millions

Cable TV	675	663	622
Internet	28	58	65
Total revenues	703	721	687

        The Tevel Group’s revenues in 2005 were approximately NIS 687 million compared to approximately NIS 721 million in 2004. The decrease in the Tevel Group’s income derives primarily from the downturn in subscriptions for multi-channel television, which fell by approximately NIS 33 million. Private Internet service, however,, contributed approximately NIS 65 million to the Tevel Group’s turnover for the period, compared to approximately NIS 58 million for the year 2004. The Tevel Group’s turnover for the preceding year included approximately NIS 7 million in respect of its equity in the turnover of GlobeCall Ltd. (an Israeli company in which it held approximately a 50% equity stake), which it sold pursuant to the creditors’ settlement.

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The following table sets forth the distribution of subscribers for the periods covered:

	2003	2004	2005	% Change 2003 vs. 2004	% Change 2004 vs. 2005

Average of total number of
subscribers for cable TV
services	330,658	314,842	304,269	(4.8)	(3.4)
Average of total number of
subscribers with access to
High Speed Internet services	37,655	87,435	120,675	132.2	38.0
Average monthly revenue per
cable subscriber (ARPU) in
NIS (excluding VAT)	170.1	175.5	170.4	3.2	(2.9)
Average monthly revenue per
internet subscriber (ARPU)
in NIS (excluding VAT)	62.0	55.3	44.9	(10.8)	(18.8)

Operating Expenses

        The Tevel Group’s operating results in 2005 were approximately NIS 394 million, compared to approximately NIS 376 million in 2004. Depreciation expenses accounted for approximately NIS 204 million out of the operating expenses in 2005, compared to NIS 208 million in 2004. The increase is mostly attributed to the improvements in the Tevel Group’s customer service departments.

Production and programming expenses

        The Tevel Group’s production and programming expenses in 2005 were approximately NIS 254 million, compared to NIS 246 million in 2004. A substantial proportion of the Tevel Group’s content costs consists of the per-viewer fixed rate (revenue share). Due to the emergence of an improved digital service, content costs have risen, along with the establishment of new channels during the course of the year.

Selling, marketing and administrative expenses

        The Tevel Group’s selling, marketing and administrative expenses in 2005 were approximately NIS 191 million compared to NIS 223 million in 2004. Depreciation expenses out of the total aforesaid expenses were approximately NIS 90 million in 2005 compared to NIS 97 million in 2004. The decrease in marketing expenses (approximately NIS 13 million) derives primarily from the large marketing budgets in 2004 that were created for the purpose of launching the “HOT” brand, and introducing it to households in Israel. In addition, a decrease was recorded in a number of components, including payroll costs and consultation costs, among others.

Operating profit

        The Tevel Group’s operating loss in 2005 increased to approximately NIS 152 million as compared with NIS 124 million in 2004.

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        EBITDA for 2005 was approximately NIS 134 million compared to approximately NIS 163 million in 2004. The decrease in EBITDA derives from the changes outlined in the income and expense items shown above.

EBITDA calculation:

	2003	2004	2005

Operating loss	(120)	(124)	(152)
Net of the effect of proportional consolidation		(2)	(5)
Depreciation and amortization (including income from
amortization of deposits for converters)	279	289	291
EBITDA - not including proportional consolidation	159	163	134

Financing expenses

        The Tevel Group’s net financing expenses in 2005 were approximately NIS 188 million compared to approximately NIS 180 million in 2004. Short-term loans bear interest at an annual rate of prime plus 0.2%. Long-term loans are linked to the Israeli Consumer Price Index and bear annual interest at a rate of between 5.6% and 5.87%.

        The financial debt did not decrease as a result of the creditors’ arrangement.

Other expenses

        Other expenses in 2005 were approximately NIS 6 million compared to NIS 40 million in 2004.

        The 2004 figures reflect the Tevel Group’s share in respect of an indemnification agreement between the Cable Operators in relation to the debt awarded in favor of a content supplier, amounting to NIS 29 million, and also a NIS 9 million allowance for the impairment of fixed assets and the write-off of the balance of the cost of leasehold improvements on exiting a property, which amounted to NIS 2 million. In 2005, the bulk of the expenses derived from the updating of the allowance created in respect of the content supplier.

Capital gains and the write-off of debts following a creditors’ arrangement

Capital gains in 2004 derived from the sale by the Tevel Group of the companies GlobalCall Ltd. and NetVision Ltd. (an Israeli company in which it held a 50% equity stake) for the sum of NIS 119 million, and the write-off of unsecured creditors’ debts in the framework of the creditors’ arrangement, in the amount of NIS 201 million.

Tevel Group’s equity in losses of associated companies

The Tevel Group’s equity in losses of associated companies was approximately NIS 86 million in 2005 compared to approximately NIS 67 million in 2004. The increase derives in its entirety from the Tevel Group’s equity in the losses of Golden Channels and Hot Telecom.

Cash Flow

        Below is a condensed presentation of certain aspects of the cash flow the Tevel Group for the periods indicated.

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	Years ended December 31,
	2004	2005
	in NIS in millions

Net cash provided by (used in) operating activities	(75)	33
Net cash provided by (used in) investing activities	27	(258)
Net cash used in finance activities	(90)	207
Increase (decrease) in cash and cash equivalents	(138)	(18)
Cash and cash equivalents at beginning of year	224	86
Cash and cash equivalents at end of year	86	68

        The combined cash flow which resulted from regular operations amounted to approximately NIS 33 million in 2005, compared to NIS 74 million that were used for regular operations in 2004. The main source for this increase in the combined cash flow from joint operations was payments to creditors in connection with the creditors’ arrangement in addition to interest payments to banks in 2004.

        During 2005 the Tevel Group focused on developing and expanding its business particularly with relation to the upgrading of the network and developing digital services. In 2004, cash flow from investment activities was positive due to the sale of the Tevel Group’s holdings in affiliate companies with a combined value of NIS 131 million. Additionally, during the course of 2004 the Tevel Group repaid credit to regular suppliers and secured film rights as a result of the settlement with creditors, in the amount of approximately NIS 103 million, as well as repaying loans from shareholders in the amount of approximately NIS 24 million.

        The Golden Channels Group

        (a) Golden Channels

        Golden Channels is a registered general partnership that holds Cable Broadcast Licenses for Jerusalem, Ramat Gan and Petach Tikva. Golden Channels is held by Yedioth Communications Ltd. (47.5%), Tevel (35%) and Fishman Properties Ltd. (17.5%). As of September 30, 2005, Golden Channels had registered an aggregate of 174,895 Subscribers.

        Golden Channels holds a Broadcasting Head-End License

        Golden Channels holds 20% of the issued and outstanding share capital of HOT Vision.

        Golden Channels holds 46.6% of the partners’ rights of Telecom Zahav which holds 41.07% of the partners’ rights in HOT Telecom. Telecom Zahav, which is a domestic operator that provides access to High-Speed Internet to the private sector in the geographic regions covered by the Golden Channels Group’s Cable Broadcast Licenses. As of December 31, 2005, Golden Channels had 155,122 domestic Internet subscribers.

        (b) Idan Holdings

        Idan Holdings is an inactive holding company that holds approximately 51% of Idan Cable. Golden Channels holds 75%, and Fishman Properties holds 25%, of Idan Holding’s share capital and voting power.

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        (c) Idan Cable

        Idan Cable is an Israeli private company which is owned by Idan Holdings (51%), Golden Channels (36.76%) and Fishman Properties Ltd (12.24%). Idan Cable holds the Cable Broadcast Licenses for Rehovot-Ness Ziona, Beer Sheba, Acre and Nahariya and as of September 30, 2005, had registered an aggregate of 98,342 Subscribers

        Idan Cable holds 11% of the issued and outstanding share capital of HOT Vision.

        Idan Cable holds 27.2% of the partners’ rights of Telecom Zahav which holds 41.05% of the partners’ rights in HOT Telecom.

        (d) Edom Channels

        Edom Channels is a wholly owned Israeli subsidiary of Golden Channels which holds Cable Broadcast Licenses for the city of Maaleh Adumim, and as of September 30, 2005, had registered an aggregate of 3,233 Subscribers.

        (e) Isracable

        Isracable is an inactive holding company that holds approximately 15% of the issued and outstanding shares of TLM

        (f) Sharon

        Sharon is an inactive holding company which directly holds 61.225% of the share capital of TLM, and indirectly holds a further 6.225% of TLM’s issued and outstanding share capital through its holdings in Isracable.

        (g) TLM

        TLM is an Israeli company that holds licenses for Cable Broadcast Licenses for the southern part of the Sharon region (Raanana, Herzliya, Ramat Hasharon and Hod Hasharon), Yoav Eshkol (northern Negev), Negev Mountain and Eilat. As of September 30, 2006, had registered an aggregate of 97,464 Subscribers.

        TLM is directly and indirectly held by Sharon and Isracable, through Monitin Ltd. (32.55%), Yedioth Communication Ltd. (33.725%) and Fishman Asset Management Ltd. (33.725%).

        TLM holds 10% of the issued and outstanding share capital of Hot Vision.

        TLM holds 26.2% of the partners rights of Telecom Zahav.

        As of December 31, 2005, the Golden Channels Group provided cable television services to 373,842 subscribers, representing approximately 41% of all cable television subscribers in Israel. As of December 31, 2005, the Golden Channels Group provided access to high-speed Internet services to 169,639 subscribers. (The number of subscribers is calculated based on the number of connected customers indicated in internal billing system records.)

        We present below a discussion of certain items from the results of operations of the Golden Channels Group for the periods indicated. All of the information is based on the audited consolidated financial statements of the Golden Channels Group which are included in this Proxy Statement as Annex B(3). The information provided was prepared by the Golden Channels Group and delivered to us by the management of Golden Channels.

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        Industry trends affecting the Golden Channels Group are comparable to those affecting our company, which are described in our public filings. In addition, as with our financial statements, the financial results of the Golden Channels Group are not consolidated with HOT Telecom (of which approximately 41.05% is held by the Golden Channels Group).

Operating Highlights of Golden Channels Group

        As of December 31, 2005, the Golden Channels Group provided cable television services to 373,842 subscribers, representing approximately 41% of all cable television subscribers in Israel. As of December 31, 2005, the Golden Channels Group provided access to high-speed Internet services to 169,639 subscribers.

        The following table sets forth certain items from the results of operations of the Golden Channels Group for the periods indicated:

In NIS (in millions)	Years ended December 31,
	2003	2004	2005

Revenues	837	888	856
Operating expenses	715	769	817
Gross profit (loss)	122	119	39
Selling and marketing expenses	68	94	84
General and administrative expenses	37	36	36
Operating income (loss)	17	(11)	(81)
Financial expenses, net	148	84	90
Loss after financial expenses	(131)	(95)	(171)
Other income (expenses), net	0	35	7
Income (loss) before taxes on income	(131)	(130)	(164)
Taxes on income	0	7	3
Income (loss) after taxes on income	(131)	(137)	(167)
Equity in earnings of affiliated companies, net	(0)	(5)	(14)
Net income (loss)	(131)	(142)	(181)

EBITDA*	243	225	167

*          Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of operating results and to provide perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the period or as an alternative to cash flow from operating activities or as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of historical operating results nor is it meant to be predictive of potential future results.

A reconciliation between the operating profit in the financial statements and EBITDA, is presented below.

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EBITDA calculation:

	2003	2004	2005

Operating income (loss)	17	(11)	(81)
Net of the effect of proportional consolidation		(4)	(6)
Depreciation and amortization (including income
from amortization of deposits for converters)	220	234	248
Other (Management fees)	6	6	6
EBITDA - not including proportional consolidation	243	225	167

Revenues according to business segments

        The following information sets forth the revenues of the Golden Channels Group according to its various business segments for the periods indicated:

Revenues

	Years ended December 31,
	2003	2004	2005
	in NIS in millions

Cable TV	789	807	780
Internet	48	81	76
Total revenues	837	888	856

        Revenues from cable TV activities are derived from monthly subscription fees, Pay-Per-View services, interactive services, depreciation of subscribers’ deposits for set-top boxes, installation fees, payments from the Shopping Channel and other minor sources such as VOD.

Revenues Analysis for Cable TV

        During 2004, there was an increase of 5% in the average revenue per user (“ARPU”) and a decrease of 4% in the total number of subscribers, which resulted in an increase of NIS 18 million in revenues.

        During 2005, there was an increase of 0.3% in the ARPU and a decrease of 3% in the total number of subscribers which resulted in a decrease of NIS 27 million in revenues.

Revenues Analysis for Internet

        During 2004, there was a decrease of 16.5% in the ARPU and an increase of 102% in the total number of subscribers resulting in an increase of NIS 33 million in revenues.

        During 2005, there was a decrease of 27.9% in the ARPU and an increase of 30% in the total number of subscribers resulting in a decrease of NIS 5 million in revenues.

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The following table sets forth the distribution of subscribers for the periods covered:

	2003 in thousands	2004 in thousands	2005 in thousands	% Change 2003 vs. 2004	% Change 2004 vs. 2005

Average of total number of
subscribers for cable TV
services*	407	391	378	(4)%	(3)%
Average of total number of
subscribers with access to
High Speed Internet services*	57	115	149	102%	30%
Average monthly revenue
cable TV per subscriber
(ARPU) in NIS (excluding VAT)	161.76	169.86	170.37	5%	0.3%
Average monthly revenue
High Speed Internet
services*per subscriber
(ARPU) in NIS (excluding VAT)	70.35	58.77	42.37	(16.46)%	(27.9)%

*The average number of subscribers is based on the internal monthly report to Hot Vision

        Cable TV and Internet operating expenses are comprised of:

	Years ended December 31,
	2003	2004	2005
	in NIS in millions

Cable TV programming expenses	285	318	311
Depreciation and amortization of fixed assets	223	239	256
Other operating expenses from Cable TV activities	176	172	200
Total	684	729	767

        In 2005 the Golden Channels Group’s production and programming expenses were approximately NIS 311 million, compared to NIS 318 million in 2004 and NIS 285 million in 2003. A substantial proportion of the Golden Channels Group’s content costs consist of the per-viewer fixed rate (revenue share). Due to the emergence of an improved digital service, content costs have risen, along with the establishment of new channels during the course of the year.

        The Golden Channels Group’s other operating expenses from Cable TV activities amounted in 2005 to NIS 200 million, compared to NIS 172 million in 2004. The increase in other operating expenses from Cable TV activities is mostly attributed to the improvements made in the Company’s customer service departments, such as VOD.

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Selling and marketing expenses

        The decrease in marketing expenses of approximately NIS 10 million derives primarily from large marketing budgets in 2004 that were created for the purpose of launching the “HOT” brand, and introducing it to households in Israel.

Other expenses

        Other expenses in 2005 were approximately NIS 7 million compared to NIS 35 million in 2004. In light of an indemnification agreement between HOT Vision and the Cable Operators, including the Golden Channels Group, the other expenses in 2004 include an allowance for the share of the Golden Channels Group of a debt awarded to a content supplier.

        In 2005 the Golden Channels Group made an allowance in respect of lawsuits in amount of NIS 13 million.

Financing expenses

        The Golden Channels net financing expenses in 2005 were NIS 90 million as compared with NIS 84 million in 2004. The Golden Channels Group’s net financing expenses in 2004 were an aggregate of NIS 84 million compared to an aggregate amount of NIS 148 million in 2003. Short-term loans during 2003 bear interest at an average annual rate of 7.48% compared to 4.19% during 2004. In addition, the difference of interest above prime was decreased from 2.1% in 2003 to 1.7% in 2004.

Cash Flow

        Below is a condensed presentation of certain aspects of the cash flow the Golden Channels Group for the periods indicated.

	Years ended December 31,
	2004	2005
	in adjusted NIS in millions

Net cash provided by (used in) operating activities	165	62

Net cash provided by (used in) investing activities	(179)	(285)

Net cash used in finance activities	15	229

Increase (decrease) in cash and cash equivalents	1	6

Cash and cash equivalents at beginning of year	4	5

Cash and cash equivalents at end of year	5	11

        In 2005, the Golden Channels Group’s net cash provided by operating activities was an aggregate of NIS 62 million compared to an aggregate amount of NIS 165 million in 2004. The decrease is mostly attributed to the changes in operating assets and liability items.

        In 2005, the Golden Channels Group’s cash used in investing activities was an aggregate of NIS 285 million compared to an aggregate amount of NIS 179 million in 2004. The increase is mostly attributed to the purchase of fixed assets and an investment in HOT Telecom’s telephony services which was financed through loans.

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CONSOLIDATED FINANCIAL DATA
INCLUDING UNAUDITED CONSOLIDATED HISTORICAL PRO FORMA FINANCIAL
DATA

        We have included with this Proxy Statement as Annexes B(1) – (5): (a)the consolidated audited financial statements for the year ended December 31, 2005 and related notes, of our company, the Tevel Group (which include the financial data of Tevel, Gvanim Krayot and Gvanim Cable and other entities held by them) and the Golden Channels (which include the financial data of Golden Channels, Idan Cable, Edom Channels and other entities held by them); and (b) the audited financial statements for the year ended December 31, 2005 of TLM and HOT Telecom,. The included financial statements cover all of the Target Assets and Liabilities which we are acquiring with the exception of those of Idan Holdings, Sharon and Isracable which are inactive holding companies with no material assets or liabilities),

        In 2005, 2004 and 2003 each of the members of the Group, with the exception of the Holding Companies, prepared their consolidated financial statements for the year ended December 31, 2005, 2004 and 2003, respectively in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”).

        Our financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). Israeli GAAP varies in certain respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”).

        The principal relevant differences between US GAAP and Israeli GAAP that our directors believe would have a material effect on our financial position or results of operations as of December 31, 2004 are described in Note 26 of our 2004 Annual Report. We have not prepared our financial information in accordance with US GAAP and, accordingly, cannot offer any assurance that the differences described below are complete or would in fact be the accounting principles creating the greatest differences between our financial information prepared under Israeli GAAP and US GAAP.

        The differences described in Note 26 of our 2004 Annual Report reflect only those differences in accounting policies in force at the time of the preparation of our financial statements as of December 31, 2004. There has been no attempt to identify differences with respect to our and the Target Group’s financial position or results of operations as of December 31, 2005 and for the year then ended, pro-forma results and any other future differences between Israeli GAAP and US GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. The organizations that promulgate Israeli GAAP and US GAAP have significant ongoing projects that could have a significant impact on future comparisons such as this one between Israeli GAAP and US GAAP. Future developments or changes in either Israeli GAAP or US GAAP may give rise to additional differences between Israeli GAAP and US GAAP which could have a significant impact on us and the Target Group.

        Our management is currently conducting a review in order to (a) determine how the cost of the assets to be purchased in connection with the Acquisition will be allocated among the tangible assets, intangible assets and liabilities; and (b) evaluate the rate of amortization of these assets for the purposes of their accounting treatment in our financial statements. We have hired an unaffiliated third party financial expert Itzhak Swary Ltd., to provide its opinion in connection with this review. We have agreed that the professional liability of Itzhak Swary Ltd., for its opinion is limited to $250,000 and we have agreed to indemnify it in the event that successful claims are made against it by third parties, in excess of this sum. We also intend to hire the services of a unaffiliated third party engineer to perform an evaluation of the life-span of the fixed assets we are acquiring.

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        We have also included with the Proxy Statement as Annex C our unaudited pro forma condensed consolidated financial statements to give effect to the Acquisition, had it occurred on January 1 2005, and are derived from the unaudited pro forma financial statements and related notes which are included with this Proxy Statement. The pro forma combined condensed financial statements were prepared in accordance with Israeli GAAP.

        The preliminary allocation of the purchase price in the acquisition as reflected in these unaudited pro forma combined condensed financial statements has been prepared based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed as of the date of the acquisition, which have been derived from the initial results of the management review described above. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, some of which cannot be made prior to the completion of the acquisition, and are subject to change upon the acquisition date and finalization of the valuation of the acquired assets and liabilities.

        For the reasons mentioned in the preceding paragraph, a final determination of the fair values of the other assets and liabilities of the Target Group, which cannot be made prior to the date of this Proxy Statement, will be based on the actual net tangible and intangible assets of the Target Group that exist as of the date of the consummation of the Acquisition and are based on the results of the review which we are currently conducting in cooperation with independent experts. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those used in the pro forma combined condensed financial statements presented in Annex C and could result in a material change in amortization of acquired intangible assets.

RISK FACTORS

We encourage you to consider, among other matters, the risk factors contained in Item 3 of our 2004 Annual Report, which will continue to apply following the Acquisition, as well as the following before deciding whether to approve the Acquisition described in Proposal 1:

Our existing shareholders will have a reduced ownership and voting interest after the Acquisition and will exercise less influence over management of the combined company.

        After the effective time of the Acquisition, our shareholders will own in aggregate a significantly smaller percentage of our company than they currently own. Following completion of the Acquisition, our shareholders will own approximately 40% of our company. Consequently, our shareholders as a general matter, may have less influence over our management and policies than they currently exercise.

We may not realize the full benefits in the Acquisition, which may harm our business and the value of our ordinary shares.

        The diversion of management’s attention and any delays or difficulties encountered in connection with the Acquisition and the legal integration of the assets and liabilities of all of the Target Group entities could result in the disruption of our ongoing businesses or inconsistencies in the standards, controls, procedures and policies of the entities that could negatively affect our ability to conduct our business.

        Among the factors considered by our audit committee and board of directors in connection with their respective approvals of the Acquisition were the efficiencies and financial advantages that could result from the Acquisition. These efficiencies and financial advantages may not be realized within the time periods contemplated or at all. If we are able to successfully achieve these efficiencies or obtain the financial advantages, the anticipated benefits of the Acquisition may not be realized fully or at all or may take longer to realize than expected.

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        We will incur significant transaction costs in connection with the Acquisition.

        We expect to incur a number of non-recurring transaction fees and other costs associated with completing Acquistion. These fees and costs will be substantial. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the legal integration of all of the businesses of the Group will offset the incremental transaction related costs over time, this net benefit may not be achieved in the near term, or at all.

The Acquisition will substantially increase the level of our indebtedness

        We will assume substantial additional debt in order to finance the Acquisition at an agreed level of financial debt per Subscriber, which is higher by approximately NIS 1,100 per Subscriber as compared to our debt per Subscriber as of December 31, 2005. Our ability to meet these debt obligations will depend on (i) whether, we will be able to continue to implement our strategy and successfully deliver the results contemplated in our long-term business plan, and (ii) financial, competitive, regulatory and technical factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. Furthermore, while we agreed a set of principles with respect to the Credit Facility, we cannot give any assurance that the final terms of the Credit Facility will accord with our current expectations and financial forecasts.

Following the Acquisition our financial liabilities will be significantly increased.

        Prior to the Acquisition, our financial obligations with respect to the activities of the Group, were limited to our proportionate share of the entire business of the Group. For instance, as a condition for its approval of the merger, the Group was required by the Controller to supply fixed line telephony services over cable infrastructure to the Israeli public and to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million. Our portion of that obligation, which was funded through HOT Telecom was NIS 93 million. Following the Acquisition, since we will hold, directly or indirectly, all of the partners’ rights in HOT Telecom, we will be obliged to invest the full remaining amount. We cannot assure that our financial situation will enable us to meet any and all of our existing and new financial obligations.

The Bank of Israel directives to banks may limit our ability to borrow following the Acquisition

        The sums that will be deemed to have been borrowed by us when taken together with our other shareholders following the Acquisition is not anticipated to exceed the maximum borrowing limit of a single borrower or group of borrowers under Israeli banking laws. However, should the Bank of Israel issue a different directive in the future, or should we or our shareholders assume significant additional debt from Israeli banks, this may be considered to exceed the maximum borrowing limit and materially restrict our ability to receive loans from Israeli banks. In addition, following the Acquisition we may be subject to additional limitations in connection with the receipt of loans from Israeli banks due to restrictions under Israeli Banking laws pertaining to the maximum borrowing by a group of borrowers and their shareholders.

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PROPOSAL 1

At the Meeting, you will be requested to approve the Acquisition Agreement and all of the transactions contemplated thereby.

Our board shall submit to the vote of our shareholders the following Proposal 1:

To approve a series of transactions set forth in an Acquisition Agreement between the Company and a group of entities (the “Target Group”) which constitute, together with the Company, the owners of all of Israel’s cable television operations, dated May 8, 2006, as amended on May 22, 2006 (the “Acquisition Agreement”) pursuant to which the Company will acquire all of the assets and liabilities and activities relating to the provision of cable television and fixed-line telecommunications services provided by the Target Group (the “Acquisition”); the Acquisition to be carried out by the Company’s purchase directly or indirectly of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities in the Target Group, in consideration for the assumption, directly or indirectly of the financial liabilities of the entities of the Target Group as of December 31, 2005, in an aggregate amount equal to approximately NIS 3 billion (the “Consideration Debt”) and the issuance to the direct or indirect owners of the Target Group, an aggregate of approximately 45,600,000 ordinary shares of the Company (the “Shares”) constituting approximately 60% of the Company’s issued and outstanding share capital immediately following the completion of the Acquisition.

        As a result of (i) the undertaking by certain of those entities which will become our major shareholders to take all required actions to ensure that the group of companies led by Mr. Eliezer Fishman (the “Fishman Group”) will become our largest shareholder immediately following the completion of the Acquisition (Yedioth may elect with the consent of the Fishman Group to become our largest shareholder in place of the Fishman Group); and (ii) the Right of First Refusal Agreement the parties to which intend to execute simultaneously with the completion of the Acquisition. As a result of the Right of First Refusal Agreement, certain of our shareholders and directors may be deemed by the Law to have a “Personal Interest” in the consummation of the Acquisition. Consequently, Proposal 1 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of those shareholders who do not have a “Personal Interest” who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the Meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in our company.

        Each Record Holder voting at the Meeting or prior thereto by means of the enclosed proxy card is requested to notify us if it has a “Personal Interest” in connection with Proposal 1, as a condition for its vote to be counted with respect to Proposal 1. If any Record Holder casting a vote in connection with Proposal 1 does not notify us, such shareholder’s vote shall be disqualified.

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PROPOSAL 2

        At the Meeting, our shareholders will be requested to approve an increase in our authorized share capital, and amend Article 2 of our Articles of Association accordingly. Currently we have approximately 65,000,000 ordinary shares available for issuance. Article 8 of our Articles of Association permits our shareholders to resolve to increase our authorized share capital from time to time. Pursuant to the Acquisition Agreement, at the consummation of the Acquisition, we will issue to the shareholders or partners of the entities constituting the Target Group, approximately 45,600,000 of our ordinary shares. Our board of directors believes that in order to ensure greater flexibility in pursuing future transactions involving our share capital, such as financing transactions, it is advisable to further increase our authorized share capital. Consequently, in order to issue the Shares pursuant to the Acquisition and retain flexibility for the purposes of pursuing future transactions, our board of directors proposed that the shareholders approve an increase of the Company’s authorized share capital by NIS 50,000,000 to NIS 150,000,000 divided into 150,000,000 ordinary shares, par value NIS 1.00 per share.

Our board shall submit to the vote of our shareholders the following Proposal 2:

RESOLVED: to increase the Company’s authorized share capital from NIS 100,000,000, divided into 100,000,000 ordinary shares, par value NIS 1.00 per share, by NIS 50,000,000 to NIS 150,000,000 divided into 150,000,000 ordinary shares, par value NIS 1.00 per share, and amend Article 2 of the Company’s Articles of Association accordingly.

The proposed amendment to Article 2 of the Articles of Association is included in Annex A to this Proxy Statement.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the foregoing resolution. The audit committee of the board of directors and the board of directors each approved the foregoing resolution. The board of directors recommends that the shareholders vote “FOR” approval of the foregoing resolution.

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PROPOSAL 3

        At the meeting, our shareholders will be requested to approve a change in our name from Matav – Cable Systems Media Ltd., to HOT – Cable Systems Media Ltd.

Our board shall submit to the vote of our shareholders the following Proposal 3:

RESOLVED: subject to the consummation of the Acquisition, to change in the Company's name from Matav – Cable Systems Media Ltd., to HOT – Cable Systems Media Ltd.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the foregoing resolution. The audit committee of the board of directors and the board of directors each approved the foregoing resolution. The board of directors recommends that the shareholders vote “FOR” approval of the foregoing resolution.

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PROPOSAL 4

        At the Meeting our shareholders will be requested to approve certain amendments to our Articles of Association:

        In order to reflect the change in our name proposed in Proposal 3, we are required, subject to the consummation of the Acquisition, to amend the title and Article 1 of our Articles of Association.

        Additionally, we currently have a board of directors which is comprised of 9 directors, including two external directors, as required by Israeli law and the listing requirements of the Nasdaq National Market. Under Israeli law, our external directors serve for fixed periods of three years, and may serve two consecutive three year periods. Our remaining directors are elected to serve on our board of directors until the following annual general meeting of our shareholders. Pursuant to the Acquisition Agreement, we have agreed, subject to its consummation, that we will amend our Articles of Association so that in addition to our external directors we will have four classes of directors. Each class of directors will be comprised of two directors, who will be elected to hold office for a renewable term which shall continue until no later than the annual general meeting occurring in the fourth calendar year following election. The election of each class of directors shall be staggered so that at each of our annual shareholders’ meetings the terms of the members of only one class of directors will expire and our shareholders will be asked to elect (or re-elect) two individuals to serve as members of that class of our directors to hold office until no later than the annual general meeting occurring in the fourth calendar year following election. The term of the initial Class I directors will expire at our annual shareholders’ meeting to be held in 2007. The term of the initial Class II directors will expire at our annual shareholders’ meeting to be held in 2008. The term of the initial Class III directors will expire at our annual shareholders’ meeting to be held in 2009. The term of the initial Class IV directors will expire at our annual shareholders’ meeting to be held in 2010. The terms of service of our external directors shall continue, in accordance with the provisions of Israeli law.

Our board shall submit to the vote of our shareholders the following Proposal 4:

RESOLVED: Subject to the consummation of the Acquisition, to adopt certain amendments to the Company’s articles of association (the “Articles of Association”) as follows:

—	to amend the title and Article 1 of the Articles of Association to reflect a change in the name of the Company to HOT – Cable Systems Media Ltd.

—	to amend Article 13 of the Articles of Association such that the Company’s board of directors shall be comprised (in addition to the Company’s external directors) of four classes of directors of up to two directors per class who shall be elected by the Company’s shareholders for terms of up to four years, in such a manner that only the directors of one class may be elected at any annual meeting of the Company’s.

The proposed amendments to the Articles of Association are contained in Annex A to this Proxy Statement.

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        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the foregoing resolution. The audit committee of the board of directors and the board of directors each approved the foregoing resolution. The board of directors recommends that the shareholders vote “FOR” approval of the foregoing resolution.

        APPROVAL BY THE SHAREHOLDERS OF THE COMPANY OF PROPOSAL 4 IS A CONDITION TO OUR OBLIGATION TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE ACQUISITION AGREEMENT. ACCORDINGLY, IF PROPOSAL 4 IS NOT APPROVED BY THE OUR SHAREHOLDERS, THE PARTIES WILL BE ENTITLED NOT TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE ACQUISITION AGREEMENT.

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PROPOSAL 5

        Subject to the consummation of the Acquisition and an affirmative vote of a majority of the voting power represented at the Meeting in connection with Proposal 4 contained in this Proxy Statement, Article 13 of our Articles of Association shall be amended in order to provide for the establishment of a staggered board of directors with four classes of directors. Therefore, our board of directors recommends that subject to the consummation of the Acquisition the Meeting, (i) dismiss all of our current directors with the exception of Messrs. Yair Keusch and Yeshayahu Drori, our external directors and (ii) elect or re-elect (as applicable) to our board of directors, the following nominees; each nominee to be elected to the class of directors and for the term set forth next to his name in the proposed resolution.

        The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a Director.

        A brief biography of each nominee follows:

        Meir Srebernik, age 46, has been a director of the Company since March 2002 and its Chairman since September 2004. Mr. Srebernik was the Chief Executive Officer of Dankner Investments Ltd., from February 2002 to August 2004. Mr. Srebernik served as a director of various other companies, including Matav Investments Ltd., HOT Telecom Ltd., and HOT Vision. Between 1995 and 2000, he was the president and Chief Executive Officer of Netia Holding SA, a leading Polish alternative fixed line telecommunications company. He has also served as the head of the cable television division of the Israeli Ministry of Communications from 1987 to 1993, as Vice President of Telecommunications of Dankner Investments Ltd. from 1993 to 1994 and as a director of Pelephone Communications Ltd., one of the four mobile phone service providers in Israel, in 2001. Mr. Srebernik holds a B.A. degree in economics and business administration from the Hebrew University, Jerusalem.

        Asaf Bartfeld, age 53, has been a director of the Company since June 2004. Mr. Bartfeld is currently the President and CEO of Delek Group Ltd., and the CEO of Delek Investments and Properties Ltd. Prior to holding his current positions in the Delek Group he was CFO of Delek Group Ltd. Mr. Bartfeld serves as the chairman of the board of directors of Delek Real Estate Ltd., Gadot Biochemical Industries Ltd., Delek Belron International Ltd., and is a member of the board of directors of several other entities within the Delek Group. Mr. Bartfeld holds a B.A. degree in economics from Tel Aviv University.

        Gilad Shavit, age 39 served as the Deputy-CEO of The Israel Corporation Ltd.(TASE:ILCO) until May 2006 in connection with which he also he served as a member of the board of directors of several of its affiliates including, Israel Chemicals Ltd., ZIM Integrated Shipping Services Ltd. and the Oil Refineries Ltd. Prior to his position with The Israel Corporation Ltd., Mr. Shavit was the CEO of Kol 1 Investments In Communications (H.L) Ltd. the telecommunications arm of The Israel Corporation, through which he served as chairman of the board of directors of two foreign telecommunication networks PSINet Europe Ltd. and RSL.COM Finland.. Prior to joining The Israel Corporation, Mr. Shavit served as VP of Economics and a member of the senior management of Bezeq. Mr. Shavit holds a B.A. in economics from Tel Aviv University, and a Masters degree in business administration from Tel Aviv University.

        Tal Menipaz, age 37 serves as the CEO of Foriland Investments Ltd. and as a member of the board of directors of several private companies, principally in the technology and venture capital field. Mr. Menipaz is a certified public accountant in Israel and holds a B.A. in accounting and economics from Tel Aviv University, and a Masters degree in business administration from Tel Aviv University.

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        Yinon Engel, age 63 is currently the Deputy Managing Director of Yedioth Ahronoth Ltd. Mr. Engel also serves as a director of several companies in the Yedioth Ahronoth Ltd. and Yedioth Communications Group. Mr. Engel is a certified public accountant in Israel.

        Dr. David Tadmor, age 46 is the founding partner of Tadmor & Co. Law Offices in Israel. Between 2002 and 2005, Dr. Tadmor was a senior partner at Caspi & Co. Law Offices, in Tel-Aviv. From 1997 until 2001, Dr. Tadmor was the Director General of the Israel Antitrust Authority. Dr. Tadmor practiced with the law firm of Wachtell, Lipton, Rosen and Katz in New York between 1988 and 1992 and was a founding partner of the law firm of Levy & Tadmor, in Tel Aviv, where he worked between 1993 and 1997. Dr. Tadmor holds an L.L.B from the Hebrew University, and an L.L.M and a doctorate from the University of New York.

        Shilo Debeer, age 38 has been serving as content and media manager at the Yedioth Ahronoth Group since 2005. Prior to holding his position at Yedioth Ahronoth Group, Mr. Debeer was one of the founders of Channel 10 News, where between 2003 and 2005, he served as head of its editorial division and VP of Content. Between 2002 and 2003, Mr. Debeer served as an independent consultant to several companies in the media industry, and lectured at the College of Management in Rishon Le-Zion, Israel. Between 2000 and 2001, Mr. Debeer held a senior management position at the media company Log-On Ltd. Between 1992 and 2000, Mr. Debeer served at Yedioth Ahronoth newspaper in several senior positions including head of the News Desk and news editor. Mr. Debeer has a B.A. in Communications and Political science from Tel-Aviv University.

        Amos Lasker, age 56 is currently the CEO of Gilat Satcom Ltd., prior to which he served as CEO of Mediterranean Nautilus (Israel) Ltd. and CEO of Globscom Ltd. Mr. Lasker is also a Director of several private companies in the media, technology and venture capital industries. In addition, Mr. Lasker is a director of Gilat Satcom Ltd. and Satcom Systems Ltd. Mr. Lasker has a B.A in Economics from Tel-Aviv University, an M.B.A. and a Masters in Operation Research from Tel-Aviv University.

Our board shall submit to the vote of our shareholders the following Proposal 5:

RESOLVED: Subject to the consummation of the Acquisition,to dismiss from their office on the board of directors of the Company, effective as of the closing of the Acquisition, each of the Company’s current directors with the exception of Messrs. Yair Keusch and Yeshayahu Drori, the Company’s external directors and elect or re-elect (as applicable) the following individuals to serve as members of the Company’s board of directors for the term and class designated as follows:

Mr. Amos Lasker, Class I – to serve until our annual general meeting to be held in 2007

Mr. Shilo Debeer, Class I – to serve until our annual general meeting to be held in 2007

Mr. Asaf Bartfeld, Class II – to serve until our annual general meeting to be held in 2008

Mr. Meir Srebernik, Class II – to serve until our annual general meeting to be held in 2008

Mr. Yinon Engel, Class III – to serve until our annual general meeting to be held in 2009

Mr. Tal Menipaz, Class III – to serve until our annual general meeting to be held in 2009

Dr. David Tadmor, Class IV – to serve until our annual general meeting to be held in 2010

Mr. Gilad Shavit, Class IV – to serve until our annual general meeting to be held in 2010

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        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the foregoing resolution. The audit committee of the board of directors and the board of directors each approved the foregoing resolution. The board of directors recommends that the shareholders vote “FOR” approval of the foregoing resolution.

        APPROVAL BY THE SHAREHOLDERS OF THE COMPANY OF PROPOSAL 5 IS A CONDITION TO OUR OBLIGATION TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE ACQUISITION AGREEMENT. ACCORDINGLY, IF PROPOSAL 5 IS NOT APPROVED BY THE OUR SHAREHOLDERS, THE PARTIES WILL BE ENTITLED NOT TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE ACQUISITION AGREEMENT.

OTHER MATTERS

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the Proposals described in this Proxy Statement.

Where to Find More Information

        You may read and copy any reports, statements or other information that the Company files with or submits to the Securities and Exchange Commission at the SEC’s public reference room at the following location:

Public Reference Room

450 Fifth Street, N.W., Room 1024

Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

        The documents set forth below, as well as reports submitted by us with the SEC after the date of this Proxy Statement, contain important information about us and our financial condition:

        Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (a copy of which is being mailed to the Company’s shareholders herewith); and

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        Reports of Foreign Issuer on Form 6-K as follows:

Month/Year	Date
May 2006	1, 8, 18, 19, 23 May 2006
April 2006	11 April 2006
March 2006	1, 14, 16, 22, 29 March 2006
February 2006	15, 22, 23, 28 February 2006
January 2006	17 January 2006
December 2005	27 December 2005
November 2005	22 (two reports) 28, November 2005
October 2005	31 October 2005
August 2005	2, 19, 24 (two reports), 29 August 2005
July 2005	8, 21, 26 July 2005

        OUR 2004 ANNUAL REPORT CONTAINS A DETAILED DESCRIPTION OF OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND INCLUDES OUR FINANCIAL STATEMENTS AND SCHEDULES.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT TO VOTE ON THE TRANSACTION. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 23, 2006. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 23, 2006, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors, Ori Gur-Arieh General Counsel and Company Secretary

Date: May 23, 2006

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Annex A
Proposed Amendments to the Company’s Articles of Association

The name of the Articles of Association shall be changed from “Matav – Cable Systems Media Ltd. – Articles of Association” to “HOT – Cable Systems Media Ltd. – Articles of Association.”

In Article 1(a) the words “the Company” – Matav – Cable Systems Media Ltd; shall be replaced by the following:

“the Company” – HOT – Cable Systems Media Ltd;

Article 2(a) shall be terminated and replaced by the following:

2(a)	The Company’s share capital is NIS 150,000,000 (one hundred and fifty million) divided into 150,000,000 (one hundred and fifty million) ordinary shares of NIS 1 n.v. each.

Article 13 shall be terminated and replaced by the following:

13.	Board of Directors

13(a)	The number of the members of the Company’s board of directors shall be ten (10). The board of directors shall be comprised of eight (8) ordinary directors and two (2) external directors, whose appointment shall be as required pursuant to the Companies Law. In any event, the number of the members of the board of directors who are not external directors shall not be less than four (4) members.

13(b)	The appointment of the Company’s directors, who are not external directors, shall be effected in a resolution of the Company’s general meeting with an ordinary majority, pursuant to the provisions of this article 13 below. The elected directors shall take up their positions at the time they are elected, unless otherwise determined by the general meeting. The appointment of the external directors shall be effected in accordance with the provisions of the Companies Law.

13(c)	The Company’s general meeting which shall first elect the directors according to the staggered board mechanism provided herein (“the Original Meeting”), shall appoint as a single slate, directors who are not external directors and shall divide them into four groups of two directors each, as set forth below, in accordance with the allocation contained in the proposal for appointment of directors at the Original Meeting –

13(c)(i)	The members of the first group shall be elected for a term of office which shall last until the Company’s annual general meeting that shall be held in the calendar year first following the Original Meeting.

13(c)(ii)	The members of the second group shall be elected for a term of office that shall last consecutively until the Company’s annual general meeting that shall be held in the second calendar year following the Original Meeting.

13(c)(iii)	The members of the third group shall be elected for a term of office that shall last consecutively until the Company’s annual general meeting that shall be held in the third calendar year following the Original Meeting.

13(c)(iv)	The members of the fourth group shall be elected for a term of office that shall last consecutively until the Company’s annual general meeting that shall be held in the fourth calendar year following the Original Meeting.

13(d)	Commencing from the annual general meeting which shall be held in the first calendar year following the calendar year in which the Original Meeting has been held, the general meeting shall, in the place of every director whose office terminated at such meeting pursuant to the provisions of article 13(c) above, elect a director who shall serve consecutively from the time of his election until the Company’s fourth annual meeting following the meeting at which he was elected and so on, whenever the term of office shall come to an end. For the avoidance of doubt, it is expressed that the general meeting may, pursuant to this article, reappoint a director whose office has terminated in consequence of the conclusion thereof for a further term of office as aforesaid.

13(e)	The board of directors can fill every director’s position that has become vacant pursuant to the provisions of article 13(i) below by a resolution that shall be passed by an ordinary majority of the board of directors, even if at such time the board of directors comprises a number of directors that is less than the minimum number required pursuant to article 13(a) of the articles of association.

Every director who shall be elected by the board of directors to occupy the position of a director that was vacated, as provided in this article 13(e) above, shall be placed in the same group in which the outgoing director served and for the remaining term for members of the group in which he is placed.

13(f)	Each member of the board of directors may appoint an alternate for himself (“Alternate Director”), provided that a person who is not qualified to be appointed as a director and also a person who serves as a director or an Alternate Director in the Company shall not be appointed as an Alternate Director.

The appointment or termination of the office of an Alternate Director shall be effected in a written instrument signed by the director who appointed him; however, in any event, the office of an Alternate Director shall come to an end if one of the events specified in the sub-clauses of article 13(i) below occur to the Alternate Director or if the office of the member of the board of directors in whose stead he serves as an alternate shall be vacated for any reason whatsoever.

13(g)	For so long as the appointment of an Alternate Director is in effect, the Alternate Director shall have all the powers and rights conferred upon the member of the board of directors who appointed him, including the right to receive invitations to every board of directors’ meeting (in addition to the right of the appointing director to receive invitations) and the right to participate in and vote at every board of directors’ meeting at which the appointing director is absent.

13(h)	The office of an Alternate Director shall be automatically vacated upon the termination of the office of the appointing director.

13(i)	The office of a member of the board of directors shall be automatically vacated in each of the following cases:

13(i)(1)	on his death;

13(i)(2)	if he becomes insane or mentally ill;

13(i)(3)	if he goes into bankruptcy;

13(i)(4)	if he resigns from his office by written notice to the Company;

13(i)(5)	in any other case prescribed in the Law.

13(j)	In the event that the position of a director shall become vacated, the remaining members of the board of directors may act in every matter for so long as their number shall not be less than that prescribed in article 13(a) above.

If their number falls below the minimum number set forth in Article 13(a), they shall not be entitled to act save in urgent cases or in order to elect new members of the board of directors pursuant to the provisions of article 13(e) or to convene a special meeting or an annual meeting.

13(k)	The members of the board of directors shall receive a fee from the Company for their service as members of the board of directors, if the Company so resolves in accordance with the provisions of law. Each member of the board of directors shall be able to receive his reasonable expenses for travel, subsistence and other expenses relating to his participating in the board of directors’ meetings and in carrying out his position as a member of the board of directors, all as shall be resolved subject to the provisions of every law.

13(l)	If a member of the board of directors, who is so willing, will be required to provide the Company with special services or to make special efforts for one of the Company’s purposes by traveling abroad or staying there or in another manner, the Company shall pay him a fee in an amount that shall be determined pursuant to the provisions of every law and such fee shall be added to the fixed fee (if there shall be such) or shall replace it.

13(m)	The chairman of the board of directors shall be elected by an ordinary resolution by the board of directors’ members at the meeting of the Company’s board of directors following the annual meeting, or the board of directors meeting that appointed him to serve as a director.

13(n)	A body corporate shall not be qualified to serve as a director of the Company.

Annex B(1)

MATAV – CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

        We have audited the accompanying balance sheets of Matav – Cable Systems Media Ltd. (“the Company”) as of December 31, 2005 and 2004 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders equity and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of a jointly controlled company whose assets included in consolidation constitute approximately 4.8% and 4.9% of total consolidated assets as of December 31, 2005 and 2004, respectively, and whose revenues included in consolidation constitute approximately 0.9% and 1% of total consolidated revenues for the years ended December 31, 2005 and 2004, respectively. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to NIS 78,869 thousand and NIS 100,334 thousand as of December 31, 2005 and 2004, respectively, and the Company’s equity in their earnings (losses) amounted to NIS (2,099) thousand, NIS 14,401 thousand and NIS 42,105 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position – of the Company and consolidated – as of December 31, 2005 and 2004 and the results of operations, changes in shareholders equity and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

        As described in Note 2, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements for the year ended December 31, 2003, are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

        Without qualifying our opinion, we draw attention to Note 18 regarding contingent liabilities and claims filed against the Company and its investees.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 16, 2006	A Member of Ernst & Young Global

2

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	13,184	24,250
Short-term deposit	11b(2)	27,196	50
Trade receivables	4	74,699	75,458
Other accounts receivable	5	20,381	20,010

		135,460	119,768

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliates	6b	79,040	101,736
Investment in another company	6b(2)	19,278	-
Investment in limited partnerships	7	669	1,656
Rights to broadcast films and programs	8	23,918	26,509
Other receivables		317	601

		123,222	130,502

FIXED ASSETS, NET	9	814,408	825,511

OTHER ASSETS, NET	10	2,525	3,101

		1,075,615	1,078,882

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

3

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	11	551,742	465,339
Current maturities of debentures	14	34,596	34,005
Trade payables	12	105,187	104,282
Jointly controlled entity - current account		15,648	18,112
Other accounts payable	13	101,525	201,943

		808,698	823,681

LONG-TERM LIABILITIES:
Loans from banks and others	15	75,464	101,457
Debentures	14	-	33,201
Deferred taxes	17	4,695	-
Customers' deposits for converters, net		16,074	20,279
Accrued severance pay liability, net	16	3,327	2,483

		99,560	157,420

CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES	18

SHAREHOLDERS' EQUITY	19	167,357	97,781

		1,075,615	1,078,882

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

March 16, 2006 —————————————— Date of approval of the financial statements	—————————————— Meir Srebernik Chairman of the Board and CEO	—————————————— Tal Peres Chief Financial Officer

4

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	6,364		21,602
Short-term deposit	11b(2)	27,196		-
Trade receivables	4	33,835		37,398
Other accounts receivable	5	12,801		15,321

		80,196		74,321

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in subsidiaries and long-term accounts	6a	276,772		254,100
Investments in affiliates	6b	77,814	*)	99,183
Other receivables		317		601

		354,903	*)	353,884

FIXED ASSETS, NET	9	545,452		557,487

OTHER ASSETS, NET	10	172		616

		980,723	*)	986,308

*)	Reclassified.
(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

5

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	11	510,252		424,992
Current maturities of debentures	14	34,919		34,005
Trade payables	12	76,203		74,917
Subsidiaries - current account		16,979		18,619
Other accounts payable	13	86,193	*)	179,965

		724,546	*)	732,498

LONG-TERM LIABILITIES:
Loans from banks and others	15	75,464		101,457
Debentures	14	-		34,005
Excess of losses over investment in subsidiaries	6a	-	*)	4,643
Customers' deposits for converters, net		11,838		14,901
Accrued severance pay liability, net	16	1,518		1,023

		88,820	*)	156,029

CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES	18

SHAREHOLDERS' EQUITY	19	167,357		97,781

		980,723	*)	986,308

*)	Reclassified.
(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

March 16, 2006 —————————————— Date of approval of the financial statements	—————————————— Meir Srebernik Chairman of the Board and CEO	—————————————— Tal Peres Chief Financial Officer

6

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
		2005	2004		2003
		NIS in thousands (except per share amounts)
	Note	Reported (1)			Adjusted (2)

Revenues	2k	542,968		584,564		545,480

Operating expenses:
Depreciation and amortization		141,795		144,902		160,521
Other operating expenses	21a	339,765		327,586		306,165

Total operating expenses		481,560		472,488		466,686

Gross profit		61,408		112,076		78,794

Selling, marketing, general and administrative
expenses:	21b
Selling and marketing expenses		53,318		63,676		43,954
General and administrative expenses		42,133	*)	45,023	*)	42,122

		95,451	*)	108,699	*)	86,076

Operating income (loss)		(34,043)	*)	3,377	*)	(7,282)
Financial expenses, net	21c	50,645		50,333		83,958
Other income (expenses), net	21d	153,526		(42,680)	*)	83,001

Income (loss) before taxes on income		68,838	*)	(89,636)	*)	(8,239)
Taxes on income	17	(6,736)	*)	7,649	*)	38,118

Income (loss) after taxes on income		75,574		(97,285)		(46,357)
Equity in earnings (losses) of investees, net	6	(6,000)		14,301		40,907

Net income (loss)		69,574		(82,984)		(5,450)

Net earnings (loss) per Ordinary share (in NIS)	22	2.30		(2.74)		(0.19)

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

7

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF OPERATIONS - THE COMPANY

		Year ended December 31,
		2005	2004		2003
		NIS in thousands (except per share amounts)
	Note	Reported (1)			Adjusted (2)

Revenues	2k	345,819		370,275		367,326

Operating expenses:
Depreciation and amortization		104,524		103,715		116,878
Other operating expenses	21a	240,465		223,632		207,205

Total operating expenses		344,989		327,347		324,083

Gross profit		830		42,928		43,243

Selling, marketing, general and administrative
expenses:	21b
Selling and marketing expenses		31,399		34,988		26,878
General and administrative expenses		27,607	*)	30,050	*)	27,853

		59,006	*)	65,038	*)	54,731

Operating loss		(58,176)	*)	(22,110)	*)	(11,488)
Financial expenses, net	21c	35,068		45,961		79,387
Other income (expenses), net	21d	157,911		(41,976)		*)86,602

Income (loss) before taxes on income		64,667	*)	(110,047)	*)	(4,273)
Taxes on income	17	(5,779)	*)	4,806	*)	37,592

Income (loss) after taxes on income		70,446		(114,853)		(41,865)
Equity in earnings (losses) of investees, net	6	(872)		31,869		36,415

Net income (loss)		69,574		(82,984)		(5,450)

Net earnings (loss) per Ordinary share (in NIS)	22	2.30		(2.74)		(0.19)

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

8

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary	Total
	Number of shares	Amount
	Adjusted NIS in thousands (2)

Balance at January 1, 2003	30,204	48,882	401,329	(238,222)	(64,917)	147,072

Sale of Company shares held
by subsidiary	-	-	(25,791)	-	64,917	39,126
Loss for the year	-	-	-	(5,450)	-	(5,450)

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	-	180,748

	Reported NIS in thousands (1)

Balance at January 1, 2004	30,204	48,882	375,538	(243,672)	-	180,748

Exercise of stock options by
employees	17	17	-	-	-	17
Loss for the year	-	-	-	(82,984)	-	(82,984)

Balance at December 31, 2004	30,221	48,899	375,538	(326,656)	-	97,781

Exercise of stock options by
employees	2	2	-	-	-	2
Net income	-	-	-	69,574	-	69,574

Balance at December 31, 2005	30,223	48,901	375,538	(257,082)	-	167,357

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

9

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	NIS in thousands
	Reported (1)		Adjusted (2)

Cash flows from operating activities:

Net income (loss)	69,574	(82,984)	(5,450)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities (a)	(91,359)	204,244	101,503

Net cash provided by (used in) operating activities	(21,785)	121,260	96,053

Cash flows from investing activities:

Investment in short-term deposits, net	(27,146)	(50)	-
Investment by granting loans to Hot Telecom	(51,820)	(12,209)	-
Investment in limited partnerships	(12)	(87)	-
Newly consolidated jointly controlled entity (b)	-	-	1,980
Investment in affiliate	(27,656)	-	-
Purchase of fixed assets	(151,285)	(95,217)	(56,642)
Collection of long-term loans from affiliate	-	-	292
Proceeds from sale of investment in affiliate, net	244,249	-	114,440
Proceeds from sale of fixed assets	112	1,393	1,700
Grant of long-term loan for the purchase of fixed assets	-	-	(1,394)
Collection of long-term loans granted for the purchase of fixed
assets	277	277	-
Issuance of capital note and long-term account with affiliate	(142)	(68)	-

Net cash provided by (used in) investing activities	(13,423)	(105,961)	60,376

Cash flows from financing activities:

Exercise of stock options into shares by employees	2	17	-
Sale of Company shares held by subsidiary	-	-	39,126
Receipt of long-term loans from banks and others	-	3,759	31,676
Repayment of long-term loans from banks and others	(27,816)	(45,965)	(73,522)
Redemption of debentures	(34,585)	(34,107)	(33,701)
Short-term credit from banks, net	86,541	47,299	(89,664)

Net cash provided by (used in) financing activities	24,142	(28,997)	(126,085)

Increase (decrease) in cash and cash equivalents	(11,066)	(13,698)	30,344
Cash and cash equivalents at beginning of year	24,250	37,948	7,604

Cash and cash equivalents at end of year	13,184	24,250	37,948

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

10

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2005	2004	2003
		NIS in thousands
		Reported (1)		Adjusted (2)

(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in losses (earnings) of investees, net	3,434	(22,652)	*)	(62,840)
	Depreciation and amortization	158,440	146,488		171,820
	Deferred taxes, net	(19,286)	8,351	*)	15,630
	Increase in accrued severance pay, net	844	377		1,685
	Loss (gain) from:
	Changes in shareholding in affiliate (including from sale
	of shares of affiliate)	(164,647)	-		(96,662)
	Write-off of investment in another company	-	16,241		-
	Sale of fixed assets	6	197		1,428
	Linkage differences on debentures	1,975	1,467		355
	Linkage differences on long-term loans from banks and others
	and accounts receivable, net	1,692	(1,097)		(3,647)

		(17,542)	149,372	*)	27,769

	Changes in operating assets and liabilities:

	Decrease in trade receivables	759	7,693		9,718
	Decrease in rights to broadcast movies and programs
	(including amortization of investment in limited
	partnerships)	3,590	8,418		-
	Increase in other accounts receivable	(371)	(245)		(29)
	Increase (decrease) in trade payables	5,328	9,717		(1,832)
	Increase (decrease) in jointly controlled entity - current
	account	(2,464)	422		15,008
	Increase (decrease) in other accounts payable	(76,454)	34,263	*)	50,003
	Increase (decrease) in customers' deposits for converters, net	(4,205)	(5,396)		866

		(73,817)	54,872	*)	73,734

		(91,359)	204,244		101,503

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

11

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2005	2004	2003
		NIS in thousands
		Reported (1)		Adjusted (2)

(b)	Newly consolidated jointly controlled entity:

	Working capital, net (except cash and cash equivalents)	-	-	38,745
	Fixed assets, net	-	-	(1,142)
	Investment in limited partnerships	-	-	(2,057)
	Rights to broadcast movies and programs	-	-	(34,927)
	Long-term liabilities	-	-	737
	Investment in affiliate (prior to consolidation)	-	-	624

		-	-	1,980

(c)	Significant non-cash activity:

	Purchase of fixed assets on credit	11,590	16,833	35,512

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

12

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

	Year ended December 31,
	2005	2004	2003
	NIS in thousands
	Reported (1)		Adjusted (2)

Cash flows from operating activities:

Net income (loss)	69,574	(82,984)	(5,450)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities (a)	(146,107)	147,052	42,870

Net cash provided by (used in) operating activities	(76,533)	64,068	37,420

Cash flows from investing activities:

Investment in short-term deposits, net	(27,196)	-	-
Investment by granting loans to Hot Telecom	(51,820)	(12,209)	-
Purchase of fixed assets	(94,904)	(50,511)	(12,311)
Collection of long-term loans granted to subsidiaries, net	-	11,817	54,396
Proceeds from sale of investment in affiliate, net	244,249	-	113,709
Proceeds from sale of fixed assets	83	1,117	1,077
Grant of long-term loan for the purchase of fixed assets	-	-	(1,394)
Collection of long-term loans granted for the purchase of fixed
assets	277	278	-
Investment in investees (including issuance of capital notes), net	(32,393)	-	-

Net cash provided by (used in) investing activities	38,296	(49,508)	155,477

Cash flows from financing activities:

Exercise of stock options into shares by employees	2	17	-
Receipt of long-term loans from banks and others	-	3,759	31,676
Repayment of long-term loans from banks and others	(27,816)	(45,965)	(73,522)
Redemption of debentures	(34,585)	(34,107)	(33,701)
Short-term credit from banks, net	85,398	47,459	(89,646)
Receipt of long-term loans from subsidiary	-	-	731

Net cash provided by (used in) financing activities	22,999	(28,837)	(164,462)

Increase (decrease) in cash and cash equivalents	(15,238)	(14,277)	28,435
Cash and cash equivalents at beginning of year	21,602	35,879	7,444

Cash and cash equivalents at end of year	6,364	21,602	35,879

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

13

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

		Year ended December 31,
		2005	2004		2003
		NIS in thousands
		Reported (1)			Adjusted (2)

(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in earnings of investees, net	(444)		(40,219)	*)	(58,348)
	Depreciation and amortization	107,555		102,098		126,350
	Deferred taxes, net	(19,448)		8,351	*)	15,630
	Increase in accrued severance pay, net	495		319		1,109
	Loss (gain) from:
	Changes in shareholding in subsidiary and affiliate
	(including from sale of shares of affiliate)	(164,647)		-		(97,876)
	Write-off of investment in another company	-		16,227		-
	Sale of fixed assets	7		81		938
	Linkage differences on debentures	1,494		1,014		(116)
	Linkage differences on long-term loans from banks and others
	and accounts receivable, net	801		(1,097)		(3,386)
	Erosion of long-term accounts and capital note	-		-		82

		(74,187)		86,774	*)	(15,617)

	Changes in operating assets and liabilities:

	Decrease in trade receivables	3,563		8,002		2,235
	Decrease (increase) in other accounts receivable	2,520		4,110		(5,781)
	Increase (decrease) in trade payables	1,076		14,160		(4,268)
	Increase (decrease) in subsidiaries - current accounts	(1,640)		2,631		13,973
	Increase (decrease) in other accounts payable	(74,376)		35,356	*)	51,793
	Increase (decrease) in customers' deposits for converters, net	(3,063)		(3,981)		535

		(71,920)		60,278	*)	58,487

		(146,107)		147,052		42,870

(b)	Significant non-cash activity:

	Purchase of fixed assets on credit	6,406	*)	6,981		28,602

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

14

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	A General Description of the Group

1.	Matav – Cable Systems Media Ltd. (the “Company”) was incorporated in June 1987. The Company operates independently and through a wholly owned subsidiary and investee partnership in two principal fields: multi channel TV broadcasting to subscribers (provided since 1990) and access to high speed internet over cables services to the private sector (provided since April 2002). The Company also holds interests (about 26.6%) in an affiliated partnership that provides nationwide fixed line telephony service and access to high speed internet over cables and other telecom services to the business sector.

2.	Multi channel TV broadcasting

The Company and its wholly owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”) supply multi channel TV broadcasting to subscribers in various sites in central and northern Israel. The Company, including Matav Haifa, is one of three groups that hold general non-exclusive cable broadcast licenses (the “Broadcast Licenses”). The two other groups are the Tevel group and the Golden Channels group. Since July 2001, upon the approval of amendment (No. 25) to the Israeli Telecommunications Law, 1982, the Company and Matav Haifa conduct their operation pursuant to long-term, non-exclusive Broadcast Licenses. The Broadcast Licenses are effective for a period of 15 years that may be extended for additional periods of 10 years each.

In July 2001 the Company and Matav Haifa began to provide digital broadcasting services, in addition to the analog broadcasting services which were provided all along. The Company and Matav Haifa offer their digital subscribers the digital Basic Package. In addition, the digital subscribers may receive at their choice for additional consideration, additional content products that include, inter alia, a variety of additional channels and channel packages.

The Broadcast Licenses stipulate the fee the Company and Matav Haifa may charge the analog subscribers for the Basic broadcasts in the different areas. The Broadcast licenses do not stipulate fees for digital subscribers. Pursuant to the Telecommunication Law the Company and Matav Haifa may determine the subscriber fees for digital subscribers and the Minister of Communication may direct the Company and Matav Haifa to adjust such fees if he finds, inter alia, that they are harmful to competition, discriminatory or misleading. Additional digital services (channel packages, single channels, pay per view and video on demand services) are subject to additional charge.

3.	Access to High Speed internet and Telephony Services

a)	On March 27, 2002, the Ministry of Communication granted Matav Infrastructures 2001 Limited Partnership (“Matav Infrastructures”) which is controlled by the Company, a Telecommunication Infrastructure License (the “Infrastructure License”) for the provision of access to high speed internet services. In April 2002, Matav Infrastructures began to provide high speed internet over cable services under the said license.

15

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In July 2002, the Cable Companies filled a request for a license to provide domestic fixed communication services to the general Israeli public. In October 2003, the Cable Companies signed an agreement for the establishment of a limited partnership, Hot Telecom (“Hot Telecom”) which is 26.6% owned by Matav Investments Ltd. (a wholly owned subsidiary of the Company). In November 2003 the Ministry of communication granted Hot Telecom an Infrastructure License which replaced and terminated the Infrastructure License of Matav Infrastructures, including, among others, a license to provide high speed internet services, fixed telephony services, various data communication services and various data transmission services. The Infrastructure License was granted for a period of 20 years that may be extended by the Minister of Communication for additional periods of 10 years each.

On March 16, 2005, the Minister of the Communications amended Hot Telecom Infrastructure License thereby allowing Hot Telecom to provide access to High Speed Internet services, by the former Infrastructure Licensees of the Cable Companies, including inter alia, Matav Infrastructures, whilst the said services shall be deemed to have been provided by Hot Telecom, until the consummation of the merger of the Cable Companies.

As of the date of the financial statements, the internet activity in the private sector is performed by Matav Infrastructures and the internet activity in the business sector is preformed by Hot Telecom.

b)	Telephony services provided by Hot Telecom

Since the first quarter of 2005, Hot Telecom began to provide, in addition to access to high speed internet to the business sector, as described above, commercial fixed line telephony services using VOIP technology.

In this context, Hot Telecom is required to make substantial investments in order to provide telephony services and various related services that will be offered to the entire public in Israel. According to the approval of the Controller of Restrictive Business Practices (“the Controller”) to the merger of the Cable Companies (detailed below) it was determined, among others, that Hot Telecom’s comprehensive investment in fixed line telephony infrastructure shall be in an amount of not less than NIS 350 million (the Company’s share in that amount totals approximately NIS 93 million) and it shall be invested as follows: an amount not less than NIS 190 million by June 30, 2005 and not less than NIS 160 million until June 30, 2006 and any additional amount that will be required for the finance of the business plan. The Controller also determined a minimal number of telephony subscribers between 2005 and 2007. The Company believes that as of the date of the approval of the financial statements, Hot Telecom is complying with the conditions set forth by the Controller regarding the amount of investments and of subscribers.

16

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

4.	Ownership of the cable network

According to the Telecommunications Law, the grant of an Infrastructure License to Hot Telecom was contingent on the holders of the broadcasting licenses (Cable Companies) transferring to the owners of the Infrastructure Licenses, the ownership of the cable network. According to the Infrastructure License, Hot Telecom is entitled to use the cable network which is owned by the Cable Companies and to perform any operation thereon, according to the law, during an interim period. According to an amendment to the Infrastructure License from November 2005, the interim period shall terminate once the merger between the Cable Companies is consummated or June 30, 2006, whichever periods ends first. The Cable Companies intend to transfer the ownership of the cable network to Hot Telecom at the end of the interim period. As of the date of the approval of the financial statements, the ownership of the cable network was not yet transferred to Hot Telecom.

On September 15, 2005, the Cable Companies (including the Company) and Hot Telecom signed agreements according to which the Cable Companies rendered Hot Telecom exclusive leasehold rights in the cable network. Furthermore, the former holders of domestic fixed communication licenses (subsidiaries of the Cable Companies) assigned their rights and commitments according to the broadcast distribution agreements to Hot Telecom. The payment for the right to use the cable network and the payment for the services that Hot Telecom shall provide to the Cable Companies was not yet determined.

5.	Structural Separation

The Broadcast Licenses and Hot Telecom Infrastructure License contain provisions as to the existence of a structural separation between holders of broadcasting licenses and the holder of the Infrastructure License. According to these provisions, there are restrictions limiting the identity and number of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast Companies. Further, according to these licenses, in the earlier event of the following: another entity is granted general broadcasting license through the cable network or in the event the number of access to high speed internet subscribers reaches 450,000, or in the event the number of telephone lines operated by Hot Telecom reaches 250,000 or December 31, 2007 (an additional term in the Broadcast Licenses), the holders of the licenses shall carry out a structural separation in a format specified in the licenses including, among others, separation of the management of the holders of licenses, separation of the assets of the holders of licenses and separation of the employees of the holders of licenses.

17

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

6.	Hot Vision Ltd.

In 1989, the Cable Companies (including the Company) formed Hot Vision Ltd. (“Hot Vision”) which, as of December 31, 2005 is approximately 26.3% owned by the Company (as of December 31, 2004 – approximately 26.2%). The holding rate in Hot Vision is determined according to the relative share of each company in total cable subscribers in the market. The shareholders of Hot Vision have a contractual arrangement for joint control over Hot Vision. Hot Vision is engaged in editing and preparing content to be screened and broadcasted by the Cable Companies. Hot Vision also purchases and produces local programs for the Cable Companies. The said activity is conducted by the Cable Companies through Hot Vision according to the approval of the Controller to the merger between the Cable Companies.

In the past, Hot Vision executed agreements with certain shareholders regarding the provision of content which it purchased from the owners of said content. Such agreement between Hot Vision and Tevel is in force until December 31, 2006. The shareholders are entitled to extend the agreement for additional periods of 12 months each, on terms to be determined by the parties. The scope of the transactions in 2005 and 2004 totaled approximately NIS 26 million and NIS 68 million, respectively.

7.	The operational merger between the Cable Companies:

Since 2001, the Cable Companies, including the Company, act to gradually merge their operations and activities. The purpose of the merger is to, among others, enable the merged entity to consolidate, expand and facilitate its position as a national entity in the field of multi channel TV broadcasting and internet access services so to be able to compete more effectively against its competitors (mainly Bezeq, Israel’s national telecom operator and its subsidiary, the satellite company, “YES”), cooperate in various areas, including purchase of content, sales and marketing so as to achieve substantial savings in operational costs.

The merger received approvals under applicable law from the Council for Cable and Satellite (the “Council”), the Controller and the Income Tax Commissioner.

According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of the merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank management Directives” of the Supervisor of Banks regarding, among other things, restrictions on debt amounts to a “Group of Borrowers” as such term is defined in “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower”, and/or “Group of Borrowers” and as a result, attribution of the merged company’s debt, among other things, to an indirect controlling shareholder of the Company and the other cable television operators.

18

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In order to strengthen the cooperation between the Cable Companies, in June 2004, the operational merger between the Cable Companies (including the Company) began to be fully implemented. To this effect, a joint management was appointed to oversee the full operational merger of the marketing, sales, engineering, customer service, operations and information systems activities of the Cable Companies (including Hot Telecom).

The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Nonetheless, material decisions require the approval of the board and other corporate bodies, as required by law, of each of the Cable Companies. The Cable Companies have agreed on principles for the allocation of expenses according to the relative share of each company in total cable subscribers in the market. The operational merger does not constitute a legal merger and does not include the transfer of assets or liabilities from any of the Cable Companies to the joint entity or from one cable company to another. Each cable company remains the sole owner of its assets and is entitled to the revenues received from its subscribers, see also 8 below.

8.	The Legal Merger

As part of the negotiations that took place regarding the merger of the Cable Companies, on February 21, 2006, the Company, Fishman Group and Yediot Communication Group (controlling shareholders of the Golden Channels Group) and the banks that hold Tevel shares reached a verbal understanding in regard to the major principles relating to the legal merger of the Cable Companies, except for the issue of the financing conditions of the merged company in respect of which no agreement has been reached yet (“the agreement in principle”).

In the context of the merger, inter alia, the Company will purchase the operations and assets of the other Cable Companies in the field of cable television broadcasting and fixed domestic communication services by purchasing the operations and interest in entities and companies of the Golden Channels and Tevel groups at a price of $ 1,350 per cable TV subscriber (“a cable TV subscriber”). The consideration is to be paid by way of assuming certain financial debt of the Golden Channels and Tevel groups (credit from banks and working capital, net as defined by the parties to the merger) representing a total of $ 850 per cable TV subscriber purchased by the Company through the merger process and by issuing shares to the shareholders of the Golden Channels and Tevel groups. The holding ratios in the Company’s shares following the merger shall be in accordance with the relative pro rata number of cable TV subscribers contributed by each party to the merger upon the date which will be determined by the parties, thus determining the amount of shares to be allocated to each party. The merger will be effected retroactively as of January 1, 2006 such that the business operating results of the merged activity as of that date will be attributed to the merged company.

19

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

The merger transaction described above, requires that the financial debt level in the Company, prior to the consummation of the merger, will be at the level of $ 850 per cable TV subscriber. Thus, prior to the consummation of the merger, the Company, which has a lower financial debt compared to the required $ 850 level, shall purchase (through a 100% bank credit) approximately 125,000 subscribers from Tevel Group at a price reflecting an enterprise value of $ 1,350 per cable TV subscriber. Upon completion of this initial transaction, the Company’s share in the total cable TV subscribers base on Israel will increase to approximately 40%.

The parties are also discussing arrangements, which have not yet been settled, regarding the manner of nominating directors in the Company once the merger is consummated and the rights in connection with the sale of the Company’s shares held by the banks after the consummation of the merger. The financing terms of the bank debt following the merger have not yet been determined.

The agreement in principle between the parties is subject, inter alia, to the execution of definitive documents by the parties, an agreement on the merged company terms of financing, the corporate approval of the relevant parties including the approval of the Company’s shareholders as well as various regulatory approvals. There is no assurance that these conditions will be satisfied or that the proposed merger will be consummated under these conditions or under any other terms.

The Company’s management is examining the consequences of the merger in its present format and the accounting treatment in the Company’s financial statements. The merger will be accounted for (if and when consummated) on the date upon which all the prerequisites are met (as detailed above).

9.	The financial conditions and operating results of the Company

Over the recent years, the Company incurred operating losses due to the intensified competition in the cable TV market. The Company financed its operating activities (mainly investments in infrastructure, network, customer premises equipment and investments in Hot Telecom), among others, by its own sources (cash flow from operating activities), short-term borrowings from banks and proceeds derived from the sale of Partner’s shares in 2002, 2003 and 2005 (in 2005, the Company sold a substantial part of its investment in Partner in consideration of approximately NIS 250 million, so that as of December 31, 2005, the Company holds approximately 1.2% of Partner’s shares, see also Note 6b(2)). The Company therefore has a working capital deficiency of approximately NIS 644 million (which, as above, was mostly financed by short-term borrowings from banks).

20

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In 2005, the Company incurred operating losses due to several principal reasons which include, among others, aggravation of the competition in the cable TV market which caused loss of subscribers and decrease in average revenue per subscriber, increase in expenses relating to customer service and increase in operating expenses as a result of new services that the Company launched (such as VOD). The Company’s management estimates that launching a service package which integrates cable TV, internet and telephony (triple play strategy) concurrently with a substantial investment in infrastructure and network (including investments in telephony that are made through Hot Telecom) will, in the future, stimulate growth in revenues and in the Company’s share in the communication market in Israel and achieve a considerable improvement in the Company’s operating income.

The Company’s management is examining different financing sources (banks and others) in order to finance its working capital deficiency and investments that are needed for its current and planned activities and for the activity of Hot Telecom.

In furtherance to the above, subsequent to the balance sheet date, the Company signed agreements that settle the validity of the banks’ credit facilities, according to which the banks granted the Company short-term credit facilities (including documentary credit) up to a total amount of approximately NIS 524 million that is due on March 31, 2007 provided that none of the events specified in the above agreements occurs, see also Note 11c.

As of December 31, 2005, the banks provided the Company short-term credit in the amount of approximately NIS 482 million (out of the above credit facility), whose terms were settled subsequent to the balance sheet date as part of these agreements.

In view of all of the aforesaid, the Company believes that in the future it will be able to either renew or repay all of its liabilities when due, including by raising external capital from either bank or other financial sources. The Company’s management estimates that a comprehensive financing arrangement for the Company’s debt will be reached as part of the agreements for the legal merger, if and when consummated.

10.	Delisting the Company’s shares from the stock exchange in the U.S.

In February 2006, the Company announced its intention to voluntarily delist its ADRs from the NASDAQ, a process which is expected to be completed no later than the end of June 2006.

21

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

11.	On August 9, 2005, as part of its economical policy for the year 2006, the Israeli Government adopted the following Resolutions –

a)	Resolution no. 4121 – To procure the establishment of a digital, nationwide, terrestrial distribution system which will broadcast and enable the free terrestrial reception of the following channels: the Israeli Broadcasting Authority channels (Channels “1” and “33), the commercial broadcasts channels (channels “2” and “10”) and the “Parliament Channel” (channel “99”) (“DTT System”). This resolution further provides for the appointment of a multi-ministerial tenders committee that shall publish a tender designed to enable that committee to choose a single bidding winner who shall design, establish and operate the said DTT System. According to the resolution such tender shall be published by not later than January 1, 2006, the announcement of the chosen winner shall be made by not later than April 1, 2006 and said DTT System shall commence operation by no later than January 1, 2007;

b)	Resolution no. 4095 – (i) To allow consumers, by no later than January 1, 2007, to purchase from a multi-channel television operator a basic package of services which will include connection to the infrastructure of such operator and reception of the aforementioned channels, the Educational Television channel (channel “23”) and the Dedicated Channels (channels “9" and “24”) (the “Basic Package”), without being obliged to purchase any other services; (ii) To appoint an inter-ministerial committee which will determine by no later than March 1, 2006 the maximum price payable by the consumers for the said package. Such price shall be based on the cost of access to the infrastructure and the cost of distribution of the said channels, plus reasonable profit to the relevant operator; (iii) to perform the necessary legislation amendments in order to implement said Resolution.

In accordance with Resolution no. 4095, an amendment to the Telecommunications Law was submitted to the Knesset’s Finance Committee. The amendment incorporates Resolution no. 4095 within the framework of the Arrangements Bill for the Country’s Economy for the year 2006 (as section 37 of the Telecommunications chapter). According to the said amendment: (1) the Cable Broadcast Licensee (“Licensee”) shall be obliged to offer the Basic Package to its subscribers, without conditioning the provision of said Basic Package upon the purchase of any other broadcasts or services; (2) the Minister of Telecommunications, with the consent of the Minister of Finance, and after having consulted with the Council may determine the maximum amount that a general Licensee for Cable Television Broadcast may demand for the provision of the Basic Package, based on the cost of the provision of said Basic Package plus a reasonable profit for the Licensee; (3) the Minister may, after having consulted with the Council, instruct such Licensee with respect of the activities which said Licensee will be demanded to undertake for the purpose of providing the Basic Package.

The entry into force of the said amendment, if approved by the Knesset, shall be as from January 1, 2007.

22

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

As of the date of the financial statements, the Company is not able to evaluate the impact of realization the Government decisions on its business results.

b.	Definitions:

In these financial statements:

Subsidiaries and consolidated partnerships	–
companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company.

Jointly controlled entity	–	a company owned by various entities that have a contractual arrangement for joint control, and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Affiliates and affiliated partnerships	–	companies or limited partnerships that are not subsidiaries and over which the Company has significant influence. The Company's investment therein is included using the equity method of accounting.

Investees	–	subsidiaries and consolidated partnerships, a jointly controlled entity and affiliates and affiliated partnerships.

Another company	–	a company that is not an investee and the investment therein is presented at cost.

The Group	–	the Company and its subsidiaries, including consolidated partnerships.

Related parties	–	as defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993 and as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

Cable Companies	–	Tevel International Communications Ltd. and its subsidiaries, Golden Channels Group, including Golden Channels and Co. partnership.

23

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

a.	Reporting basis of the financial statements:

1.	General:

Until December 31, 2003, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”) based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued beginning January 1, 2004. The adjusted amounts, as included in the balance sheet as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date.

Cost – cost in these financial statements represents cost in the reported amount.

3.	Balance sheet:

a)	Non-monetary items are presented in reported amounts.

b)	Monetary items are presented in nominal values as of the balance sheet date.

c)	The book value of investments in investees is determined based on the financial statements of these companies in reported amounts.

d)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

24

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Statement of operations:

a)	Income and expenses relating to non-monetary items are derived from the change in the reported amounts between the opening balance and the closing balance.

b)	Other items in the statement of operations are presented in nominal values.

c)	The equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

5.	Comparative data for 2003 are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

6.	Condensed financial data of the Company in nominal historical values for tax purposes is presented in Note 27.

b.	Consolidated financial statements:

The consolidated financial statements include the accounts of companies over which the Company exercises control. A jointly controlled entity is included by the proportionate consolidation method. Significant intercompany balances and transactions between the Group companies have been eliminated in the consolidated financial statements.

c.	Investments in investees:

1.	The investments in investees are presented by the equity method of accounting.

2.	The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see i below).

3.	Investment in another company:

Investment in another company is stated at cost, net of impairment losses for declines in value if they are judged by the Company’s management to be other than temporary, see i(2) below.

4.	Investments in limited partnerships:

The investments in limited partnerships producing films, in which the Company is a limited partner, are stated at cost. The investments in the partnerships are written down when actual broadcasting takes place.

d.	Cash equivalents:

The Group considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

25

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term deposits:

Short-term bank deposits are deposits purchased with original maturities of more than three months.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the Company’s management, is doubtful based on the age of the customers’ debt.

g.	Fixed assets:

1.	Fixed assets are stated at cost net of accumulated depreciation. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see i below).

2.	Depreciation is calculated by the straight-line method at annual rates which are deemed adequate to depreciate the assets over their estimated useful lives, as follows:

%

Buildings	2 - 4 (mainly 2%)
Cable network	8.33;10
Headend (primarily electronic equipment) and studio equipment	15 - 20 (mainly 15%)
Converters and modems	10
Computers and peripheral equipment	15 - 33
Office furniture and equipment	6 - 10
Vehicles	15

3.	Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

h.	Long-term receivables and other assets:

1.	Expenses relating to the issuance of debentures are amortized over the term of the debentures, in proportion to the outstanding amounts of debentures. The amortization is included in financial expenses, net.

2.	Other assets include payment made in respect of non exclusive license to provide stationary communication services within Israel. The license charges are amortized by the straight-line method over the period of the license (15 years).

3.	The remaining lease fees under financial lease (net of the interest component) are presented in other long-term receivables and amortized over the period of the lease (5 years).

26

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of assets:

1.	Impairment of fixed and intangible assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

2.	Impairment of investment in another company:

The Company generally evaluates the fair value of its investment in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, the market value of the investment, estimates of analysts and valuations of the investment, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off-market transactions in the portfolio company’s securities and prices of equity transactions in the portfolio company.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

j.	Deferred taxes:

1.	As of January 1, 2005, the Company applies Accounting Standard No. 19, “Taxes on Income” (“the Standard”). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

27

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of operations represents the changes in said balances during the reported year.

2.	Taxes that would apply in the event of the sale of investments in investees (except the investment in Partner) have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in investees is not expected in the foreseeable future.

As for the investment in Partner’s shares – in 2003, the Company’s management revised its plans as to the investment in Partner’s shares such that the sale of Partner’s shares may be expected in the foreseeable future. In view of the change in the plans of the Company’s management as to the sale of the investment in Partner’s shares, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the Company recorded a deferred tax liability (see also Note 6b(2)).

3.	As it is not probable that there will be taxable income in the future, no deferred tax assets have been recorded in the financial statements.

k.	Revenue recognition:

1.	Revenues from subscription fees, including revenues from lease fees relating to converters, are recognized on a monthly basis as the service is provided.

2.	See l below (amortization of customers’ deposits for converters).

3.	As for the disclosure of the effect of Accounting Standard No. 25 in the period prior to its adoption, see v3 below.

l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters installed by them in an amount not exceeding the cost of the converters. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is amortized to reflect 10% of the cost of converter to the Company for each year or a portion thereof in which the subscriber used the converter.

The amortization of the deposits is included in the statement of operations as revenues.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred.

28

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Rights to broadcast films and programs:

The cost includes the cost to purchase rights to broadcast films and TV programs with the addition of direct costs in order to adjust the films and programs for broadcasting in Israel.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

o.	Monetary balances presented at present value:

Monetary balances which do not bear interest are stated at their present value, which is computed based on the prevailing market rate when the monetary balances were originally recognized.

p.	Net earnings (loss) per share:

Net earnings (loss) per share are computed based on the weighted average outstanding share capital during the year.

As for Accounting Standard No. 21, see v5 below.

q.	Exchange rate and linkage basis:

1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

2.	Assets and liabilities linked to the Israeli CPI are presented according to the relevant index for each linked asset or liability.

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of U.S. dollar	Israeli CPI for December
	NIS	Points *)

December 31, 2005	4.603	185.1
December 31, 2004	4.308	180.7
December 31, 2003	4.379	178.6
December 31, 2002	4.737	182.0

Change during the year ended	%	%

December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2
December 31, 2003	(7.6)	(1.9)

*)	The index on an average basis of 1993 = 100.

29

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Derivative financial instruments:

The Company purchases options (call options combined in certain cases with put options) designated to offset the effect of possible fluctuation in the NIS/dollar exchange rate on the NIS amount of certain dollar cash outflows.

The options are not treated as hedge transactions and are presented at fair value. Gains and losses on the options are recorded in financing expenses.

s.	Use of estimates for the preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

t.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables, other accounts payable and debentures approximate their fair value. As for long-term loans, see Note 15.

u.	Long-term liabilities to banks in respect of borrowed debt securities:

Debt to banks that represents borrowing of debt securities is recorded at fair value with changes in fair value recorded in earnings.

v.	Disclosure of the effects of new Accounting Standards prior to their adoption:

1.	Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”:

In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date “).

This Standard prescribes principles for the presentation of financial instruments and identifies the information that should be disclosed about them in the financial statements. The presentation principles apply to the classification of financial instruments or their component parts, on initial recognition as a financial liability, financial asset or equity instrument; the classification of related interest, dividends, losses and gains; and the circumstances in which a financial asset and a financial liability should be offset.

30

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

2.	Accounting Standard No. 24, “Share-Based Payment”:

In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24, “Share-Based Payment” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date”).

This Standard requires the Company to recognize share-based payment transactions in its financial statements in respect to the purchase of goods or services. Such transactions include transactions with employees or other parties that must be settled in the Company’s equity instruments or in cash. Concurrently with the recognition of the goods or services received, it is necessary to recognize in the financial statements an increase in shareholders’ equity when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when this transaction will be settled in cash. This contrasts with the situation prevailing prior to the effective date in which certain types of the above mentioned transactions were not reflected in the financial statements.

The Standard prescribes that transactions with employees or others which supply similar services in return for equity instruments should be measured according to their fair value on the date in which such equity instruments were granted. The Standard also prescribes certain requirements if the terms of an option or share grant are modified. As for share-based transactions with parties other than employees, the fair value of the goods or services received must be measured upon receipt. Furthermore, if the equity instruments granted do not vest until the counterparty completes a specified period of service, the services will be recognized in the financial statements over the vesting period.

For equity-settled share-based payment transactions, the Standard is applicable to grants made subsequent to March 15, 2005, and which had not yet vested as of the effective date. The Standard will also be applicable to modifications that were made to the terms of equity-settled transactions subsequent to March 15, 2005, even if the modifications relate to grants that were made before this date. In the financial statements for 2006, comparative data in the financial statements for 2005 shall be restated in order to reflect the expense relating to the aforementioned grants.

For liabilities arising from share-based payment transactions existing as of the effective date, it will be necessary to apply the provisions of the Standard retrospectively. Comparative data will be restated, including adjusting the opening balance of retained earnings for the earliest period in which comparative data are presented.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

31

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Accounting Standard No. 25, “Revenues”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (“the Standard”).

The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the criteria for recognizing each type of revenue. The basic principle is that revenues should be measured at the fair value of the consideration received and/or receivable. If the consideration is not received on the date of the transaction, the revenue should be measured by discounting the future consideration using the prevailing market rate of interest. The Standard also prescribes that in cases where components of one transaction may be separately identified, revenue should be measured separately for each component if that reflects the substance of the transaction. The Standard stipulates that revenues recognized in the financial statements should only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

In order to determine whether the Company is required to report its revenues on a gross basis (since it acts as a principal supplier) or on a net basis (since it performs as an agent), Interpretation No. 8, “Reporting Revenues on a Gross or Net Basis” was published concurrently with this Standard (“the Interpretation”). Pursuant to the Interpretation, recognition of revenues on a gross or net basis shall be determined in accordance with the distribution of the risks and rewards resulting from the transaction. The Interpretation sets forth indicators which should be taken into consideration in determining the basis of reporting (gross or net).

The Standard and Interpretation will be applicable to financial statements for periods beginning on January 1, 2006 and thereafter.

As for amounts reported as revenues but represent amounts collected on behalf of a third party in accordance with the Standard, or for revenues which had not been reported on a gross or net basis, as required by the Interpretation, the relevant provisions of the Standard and Interpretation are to be applied retrospectively, including a restatement of the comparative data. Assets and liabilities included in the balance sheet as of December 31, 2005, are to be adjusted, as of January 1, 2006, to the amounts that would have been recognized in accordance with the provisions of the Standard, with the effect of the adjustment being recorded in the statement of income for the period beginning as of that date (“cumulative effect of change in accounting principle”).

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

32

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”:

In March 2006, the Israel Accounting Standards Board published Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2006 (“the effective date”).

The Standard determines that the excess of cost of an investment in an investee should also be attributed to the investee’s identifiable intangible assets, as opposed to the rules applied so far according to which the excess of cost of an investment was generally only attributed to tangible assets. Cost of the acquisition is allocated to an intangible asset only if it satisfies the Standard’s criteria for recognition as an intangible asset which include, inter alia, identifiability and the ability to reliably measure the fair value. The Standard distinguishes between intangible assets with a finite useful life and intangible assets with an indefinite useful life. Prior to the issuance of the Standard, there were no specific principles for identifying and allocating the cost of an acquisition to an investee’s intangible assets.

The Standard further determines that negative goodwill created upon the acquisition, after deduction of the investee’s intangible and non-monetary assets, should be immediately recognized upon the date of acquisition as a gain in the statement of income and not systematically amortized as was required prior to the effective date of the Standard.

Positive goodwill and intangible assets with an indefinite useful life will no longer be amortized. The Standard requires an annual assessment, or more frequently if certain indicators exist, of an impairment in goodwill in respect of a subsidiary or a jointly controlled entity, or of intangible assets with an indefinite useful life. Furthermore, each period, events and circumstances should be reviewed to determine whether they continue to support an assessment that the useful life of the assets is indefinite. Intangible assets with a finite useful life are to be systematically amortized and will also be subject to an evaluation for impairment. The impairment of goodwill in respect of an affiliate will be accounted for in the context of the evaluation of impairment of the entire investment. The accounting for impairment is to be performed in accordance with Accounting Standard No. 15, “Impairment of Assets”.

The transition provisions prescribe that comparative data for the periods prior to the effective date should not be restated. The balance of goodwill as of the effective date will no longer be amortized and, from that date, the impairment of goodwill will be evaluated as described above. The balance of negative goodwill as of December 31, 2005, is to be derecognized as of the effective date with a corresponding adjustment to the opening balance of retained earnings.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

33

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	Accounting Standard No. 21, “Earnings per Share”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, “Earnings per Share” (“the Standard”), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

According to the Standard, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to the Standard, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

In the event that the Company has various types of ordinary shares with different rights, earnings per share are to be presented separately for each type of share, in accordance with the method of calculation prescribed by the Standard. The investor’s share of earnings of an investee is to be included based on the investor’s share in the earnings per share of the investee multiplied by the number of shares held by the investor.

This Standard is applicable to financial statements for periods beginning on January 1, 2006 and thereafter. Comparative data for earnings per share are to be retrospectively restated.

NOTE 3:	–	CASH AND CASH EQUIVALENTS

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Cash	6,966	4,155	147	1,507
Short-term deposits from banks	6,218	20,095	6,217	20,095

	13,184	24,250	6,364	21,602

34

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 4:	–	TRADE RECEIVABLES

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Open accounts (1), (2)	74,355	75,030	33,540	37,074
Checks receivable	344	428	295	324

	74,699	75,458	33,835	37,398

(1) Net of allowance for doubtful accounts	4,296	3,238	3,328	2,546

(2) Including credit card receivables	18,074	19,576	12,306	13,084

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE

Cable Companies - current account	5,246	4,180	4,065	2,999
Prepaid expenses	5,720	6,424	6,024	7,010
Income receivable (1)	7,133	3,136	2,029	2,267
Advances to suppliers	1,733	5,236	683	2,473
Other	549	1,034	-	572

	20,381	20,010	12,801	15,321

(1)	Comprises of a receivable in respect of the settlement regarding the Hop Channel:

In 2000, Matav Investments was granted a call option for the purchase of 50% of the share capital of Hop Channel Ltd. (“Hop”) in consideration for $ 50 thousand. Due to regulatory provisions in the Controller’s approval to the merger of the Cable Companies, Matav Investments was required to transfer the option to the full and exclusive ownership of a third party so that it will have no interest in Hop. This option was sold to YBZ Holdings Ltd. (“YBZ”) in consideration for an amount equivalent to 95% of the amount that will be actually received upon the sale of the option to a third party (independent and unaffiliated to the parties) or, alternatively, 95% of the value of the shares underlying the exercise of the option by a third party. In August 2003, YBZ entered into an agreement with an independent unaffiliated entity (the “Buyer”) for the sale of the option for the total consideration of approximately $ 1.8 million (the “Agreement for the Sale of the Option”). The share of Matav Investments totals approximately $ 1.7 million. This agreement was not executed in 2003 and 2004, since the existing shareholder in Hop refused to accept the validity of the rights that Matav Investments assigned to the buyer.

35

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE (Cont.)

On December 31, 2005, after the buyer filed with the Tel Aviv District Court two claims (regarding the rights assigned to it by Matav Investments) against the existing shareholder in Hop and after discussions in which the existing shareholder denied the arguments of the buyer and of Matav Investments as to the validity of the option, the parties involved reached a final and definite compromise settlement according to which the agreement for the sale of the option including all its conditions becomes null and the existing shareholders in Hop will pay Matav Investments, among others, approximately $ 1 million (an amount of approximately $ 0.8 million was paid subsequent to the balance sheet date and the balance is payable to the Company in three equal annual payments from December 31, 2006). In return Matav Investments and others undertook to waive any claim or demand as to their rights in Hop. Accordingly, a capital gain in the amount of approximately NIS 4.6 million was recorded in the financial statements for the year 2005.

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY

a.	Investments in subsidiaries, consolidated partnerships and long-term accounts (excess of losses over investment in subsidiaries)

1.	Composition of investments:

	The Company
	December 31,
	2005	2004
	Reported NIS in thousands

Cost of shares	8,362		8,362
Equity in accumulated losses, net	(114,029)	*)	(108,154)

	(105,667)	*)	(99,792)

Long-term loan (1)	38,237		37,346
Long-term accounts (2)	344,202		315,254
Capital notes (3)	-		(3,351)

	276,772	*)	249,457

*)	Reclassified.

(1)	The loan is linked to the Israeli CPI, bears no interest and its repayment date has not yet been determined.

(2)	Long-term balances are linked to the Israeli CPI and their repayment date has not yet been determined.

(3)	As of December 31, 2004, the capital notes are not linked to the Israeli CPI and bear no interest. These capital notes were repaid in December 2005.

(4)	The balance of investments in subsidiaries and long-term accounts as of December 31, 2005 includes an amount of approximately NIS 4,643 thousand which is presented in long-term liabilities.

(5)	As for investment in jointly controlled entity, see c below.

36

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

2.	The changes in investments in 2005 and 2004 are as follows:

	The Company
	December 31,
	2005		2004
	Reported NIS in thousands

Balance at the beginning of the year	*)	249,457		236,570

Change during the year:

Equity in earnings (losses)		(5,875)	*)	24,772
Repayment of capital notes		3,351		-
Increase (decrease) in long-term accounts, net		28,948		(12,328)
Linkage differences of long-term loan		891	*)	443

Balance at the end of the year		276,772	*)	249,457

*)	Reclassified.

b.	Investments in affiliates

1.	Composition of investments:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Partner, see (2) below	-	91,334	-	*)	73,283
Nonstop Ventures, see (3) below	171	1,402	13,785		13,691
Hot Telecom, see (4) below	51,213	9,000	64,029		12,209
Barak, see (5) below	27,656	-	-		-

	79,040	101,736	77,814	*)	99,183

*)	Reclassified.

37

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND ANOTHER COMPANY (Cont.)

The changes in investments in 2005 and 2004 are as follows:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005		2004
	Reported NIS in thousands

Balance at the beginning of the
year	101,736	66,807	*)	99,183		75,992

Change during the year:

Investment in Hot Telecom	51,820	12,209		51,820		12,209
Equity in earnings (losses)	(3,434)	22,616		6,319	*)	10,878
Issuance of capital note	-	68		-		68
Provision for expected loss from
decrease in shareholding upon
conversion of convertible
securities in affiliate	-	36		-		36
Investment in Barak	27,656	-		-		-
Sale of investment in affiliate	(79,602)	-		(79,602)		-
Transfer from investment in
affiliate to investment in
another company (see c below)	(19,278)	-		-		-
Increase in long-term account	142	-		94		-

Balance at the end of the year	79,040	101,736		77,814	*)	99,183

*)	Reclassified.

2.	Partner:

a)	Composition of the investment:

Shares:

Cost of shares	552	2,437	-		-
Equity in accumulated
earnings	18,726	89,131	-	*)	73,517
Provision for expected
loss from decrease in
shareholding upon
conversion of
convertible securities
in affiliate	-	(234)	-		(234)
Transfer of the
investment in Partner
to investment in
another company (see c
below)	(19,278)	-	-		-

	-	91,334	-	*)	73,283

*)	Reclassified.

38

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

b)	The Company holds, through Matav Investments, 1,884,926 Ordinary shares of Partner Communications Ltd. (“Partner”), representing about 1.2% of the share capital of Partner as of December 31, 2005 (the Company held about 5.3% as of December 31, 2004 following the sale in 2003 of about 2.1% of Partner’s shares). Partner provides cellular communication services and its shares are traded on the stock exchanges in the U.S., London and Israel. Until April 2005, the investment in Partner was presented by the equity method of accounting since the Company had significant influence over Partner (including the right to nominate directors), as defined in Opinion 68 of the Institute of Certified Public Accountants in Israel.

c)	On April 20, 2005, the Company sold to Partner 7,783,444 of Partner’s shares (representing about 80% of the Company’s total holdings in Partner) in consideration of approximately NIS 250 million. The capital gain, before taxes on income, from the sale of Partner’s shares, as described above, which is included in the Company’s statement of operations for the year 2005, as other income, is approximately NIS 164.6 million. As for the capital gain after the tax effect, see d below.

In light of this sale, as above, which resulted in a significant decrease in the Company’s holding in Partner’s shares, the remaining investment in Partner (in the amount of NIS 19,278 thousand as of December 31, 2005) is presented, from the above date of sale, at cost, net of impairment losses for decline in value if judged by the Company’s management to be other than temporary.

The market value of Partner’s shares which are held by the Company is approximately NIS 73 million as of December 31, 2005 (approximately NIS 358 million as of December 31, 2004).

The remaining Partner shares that Matav Investments holds are subject to Israeli limitations under the Partner’s communications license according to which the shares may be sold to a third party that is an Israeli resident, as defined in that license.

d)	Further to the sale of Partner’s shares by the Company and further to long discussions with the Tax Authorities regarding the tax aspects of the sale of Partner’s shares by Matav Investments in 2002 and 2003, in the context of which as a result of lack of agreement an order was issued against Matav Investments with respect to the 2002 tax year, on July 31, 2005, the Company and Matav Investments reached a settlement with the Tax Authorities which was validated by a court decree regarding the tax to be paid on Partner's shares sold in 2002, 2003 and 2005.

39

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

Pursuant to the settlement, a portion of the gain that was recognized by Matav Investments from the sale of Partner’s shares, in the amount of approximately NIS 208 million will be offset against its carryforward tax losses. The remaining tax liability from the sale of Partner’s shares, net of prepayment previously made to the Tax Authorities, in the amount of approximately NIS 106 million (including interest and linkage differences), was fully paid by Matav Investments in 2005.

In light of this settlement, the capital gain, net of selling expenses and including the tax effect resulting from the sale of the shares and settlement with the tax authorities, as described above, which is included in the Company’s 2005 financial statements, is approximately NIS 170 million.

3.	Nonstop Ventures:

a)	Composition of the investment:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Shares:

Cost of shares	5	5	-	-
Equity in accumulated
losses	(13,619)	(12,294)	-	-
Long-term loans and
capital note *)	13,785	13,691	13,785	13,691

	171	1,402	13,785	13,691

*)	Includes long-term loans (bearing interest at the Prime rate) and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans has not yet been determined.

b)	Nonstop ventures is 50% owned by the Group and 50% owned, directly and indirectly (mainly (45%) by Dankner Investments Ltd), by the shareholders of the Company as of December 31, 2005 and 2004.

Nonstop Ventures has performed, in previous years, investments in companies and entrepreneurs whose main activities are in the area of internet, cable and data communications.

40

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

4.	Hot Telecom:

a)	Composition of the investment:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Equity in accumulated losses	(12,816)	(3,209)	-	-
Long-term debt (1)	64,029	12,209	64,029	12,209

	51,213	9,000	64,029	12,209

(1)	The long-term debt is unlinked to the Israeli CPI, bears no interest and its repayment date has not yet been determined.

b)	Hot Telecom was established by the Cable Companies in November 2003. As for the business activity of Hot Telecom, investments in equipment etc., see also Note 1a(3) and (4).

c)	The shareholders of Hot Telecom, including the Company, are committed to give Hot Telecom the financing that is needed for its operating activity over a period of three years. The banks gave their approval in principle to grant the Cable Companies in favor of Hot Telecom a credit facility of approximately $ 37 million. In 2005, Hot Telecom through the Cable Companies addressed the banks with a request to increase the credit facility by approximately an additional $ 38 million. Most of the banks gave their verbal agreement in principle.

d)	According to the provisions of the Infrastructure License which was granted to Hot Telecom, Hot Telecom will pay the State of Israel royalties at the rate of about 3.5% of its revenues.

e)	As for guarantees that the Company provided in favor of Hot Telecom, see Note 18.

41

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

5.	Barak:

a)	Composition:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Cost of shares of Barak
I.T.C. (1995) - International
Telecommunications
Services Corp. Ltd.
("Barak")	52,859	25,203	-	-
Less - impairment loss	25,203	25,203	-	-

Total balance of
investment *)	27,656	-	-	-

*) Including excess of
cost created upon
acquisition (1)	102,094	-	-	-

(1)	At this stage the Company is examining the allocation of excess of cost created upon acquisition based on the fair value of Barak’s assets and liabilities.

b)	The Company holds, indirectly through Matav Investments, about 18.5% of the share capital of Barak as of December 31, 2005 (about 10% as of December 31, 2004), which is engaged in the provision of internet services and international communication solutions. Until December 2005, the investment in Barak was included in the financial statements at cost. In this context, and after an examination of the necessity to recognize an impairment loss, the investment in Barak was written down (a total of approximately NIS 25 million) in 2004 and 2002 due to the operating results and shareholders’ deficiency of Barak and based on a work of a valuation expert received in 2004 which determined the fair value of Barak.

c)	On December 21, 2005, the shareholders, Matav Investments and Clal signed a shareholders agreement (“the agreement”) according to which Clal and Matav Investments will pay Barak a total of approximately $ 32.3 million in return for 100% of the issued share capital of Barak.

42

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

The share of Matav Investments in said funding totals approximately $ 6 million and its share in the share capital of Barak after such funding is about 18.5%. According to the agreement, Matav Investments is entitled to appoint one board member (out of five board members) provided that its holding in Barak is not below about 12.5%. In view of the aforesaid, since the date of the investment, as above, the investment in Barak is included by the equity method of accounting.

d)	Further, Matav Investments was granted a Put option to sell all of its shares in Barak to Clal in consideration of approximately $ 6 million (which bears interest at the rate of 5% per anum from the effective date). The option is exercisable by September 30, 2006. Concurrently, Clal was granted a Call option to purchase all of the shares of Barak held by Matav Investment in consideration of approximately $ 7 million (which bears interest at the rate of 5% per anum from the effective date). The option is exercisable by September 30, 2006. As for a charge on the above option, see Note 18c(2).

c.	1.	Investment in a company consolidated by the proportionate consolidation method

	December 31,
	2005	2004
	Reported NIS in thousands

Current assets	26,455	24,044

Non-current assets	25,482	29,202

Current liabilities	50,674	57,594

Long-term liabilities	648	605

	Year ended December 31,
	2005	2004
	Reported NIS in thousands

Revenues	4,860	5,852

Expenses	3,419	1,291

2.	As for the activity of Hot Vision (which as of December 31, 2005 is 26.3% held by the Company), see Note 1a(6).

43

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 7:	–	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

As of December 31, 2005, Hot Vision has an obligation to perform additional investments in these partnerships of NIS 109 thousand (December 31, 2004 – NIS 190 thousand).

NOTE 8:	–	RIGHTS TO BROADCAST FILMS AND PROGRAMS

Consolidated
December 31, 2005
Reported NIS in thousands

Balance at the beginning of the year	26,509

Additions during the year	26,013
Amortization during the year	(28,604)

Balance at the end of the year	23,918

44

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	FIXED ASSETS

a.	Consolidated:

	Land (including construction plans) (1, (2)	Cable network	Headend (primarily electronic equipment)	Studio equipment	Converters and modems	Computers and peripheral equipment	Office furniture and equipment	Vehicles	Total
	Reported NIS in thousands

Cost:

Balance at January 1, 2005	65,575	1,366,751	155,428	15,331	434,161	66,206	14,815	793	2,119,060
Additions during the year	730	33,250	25,956	269	81,122	4,961	591	-	146,879
Disposals during the year	-	-	-	-	-	-	-	436	436

Balance at December 31, 2005	66,305	1,400,001	181,384	15,600	515,283	71,167	15,406	357	2,265,503

Accumulated depreciation:

Balance at January 1, 2005	17,613	910,481	113,792	12,947	169,688	57,855	10,590	583	1,293,549
Additions during the year	1,731	79,134	14,458	963	44,014	4,112	672	68	145,152
Disposals during the year	-	-	-	-	-	-	-	318	318

Balance at December 31, 2005	19,344	989,615	128,250	13,910	213,702	61,967	11,262	333	1,438,383

Depreciated cost at December 31,
2005	46,961	410,386	53,134	1,690	301,581	9,200	4,144	24	827,120

Less - impairment loss, net	12,712	-	-	-	-	-	-	-	12,712

Balance of depreciated cost at
December 31, 2005	34,249	410,386	53,134	1,690	301,581	9,200	4,144	24	814,408

Depreciated cost at December 31,
2004	47,962	456,270	41,636	2,384	264,473	8,351	4,225	210	825,511

45

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	FIXED ASSETS (Cont.)

b.	The Company:

	Land (including construction plans) (1), (2)	Cable network	Headend (primarily electronic equipment)	Studio equipment	Converters and modems	Computers and peripheral equipment	Office furniture and equipment	Vehicles	Total
	Reported NIS in thousands

Cost:

Balance at January 1, 2005	30,264	990,463	73,717	3,561	306,969	59,039	8,784	420	1,473,217
Additions during the year	516	1,131	13,798	-	74,794	4,546	381	-	95,166
Disposals during the year	-	-	-	-	-	-	-	324	324

Balance at December 31, 2005	30,780	991,594	87,515	3,561	381,763	63,585	9,165	96	1,568,059

Accumulated depreciation:

Balance at January 1, 2005	10,459	664,116	59,087	3,561	120,785	51,407	6,048	267	915,730
Additions during the year	1,042	59,690	5,259	-	32,919	3,616	349	42	102,917
Disposals during the year	-	-	-	-	-	-	-	234	234

Balance at December 31, 2005	11,501	723,806	64,346	3,561	153,704	55,023	6,397	75	1,018,413

Depreciated cost at December 31,
2005	19,279	267,788	23,169	-	228,059	8,562	2,768	21	549,646

Less - impairment loss, net	4,194	-	-	-	-	-	-	-	4,194

Balance of depreciated cost at
December 31, 2005	15,085	267,788	23,169	-	228,059	8,562	2,768	21	545,452

Depreciated cost at December 31,
2004	19,805	326,347	14,630	-	186,184	7,632	2,736	153	557,487

46

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	FIXED ASSETS (Cont.)

(1)	Including cost of buildings on leased land (consolidated – approximately NIS 21.9 million and cost of buildings in the Company). The lease in respect of most of the land is for a period of 49 years ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry Office has not yet been completed.

(2)	a.	In 1989, the Company signed an agreement with the Israel Lands Administration (“the Administration”) for the development of land with a total area of about 2,500 sq.m. in Bat Yam. The lease agreement is conditional upon the Company’s fulfillment of the obligations stipulated by the above development agreement. According to the provisions of the development agreement with the Administration, the Company had to fulfill its obligations by June 2006. According to the development agreement, the Company has undertaken that in the event of failure to comply with the conditions of the development agreement, it may be required to return the land to the Administration and pay compensation as set forth in the development agreement with the Administration. Currently the Company is acting to extend the development period.

In view of the uncertainty regarding the Company’s fulfillment of the development agreement, as above, the Company recognized an impairment loss in the statement of operations for the year 2005 as other expenses.

b.	In the context of the operational merger of the Cable Companies, which includes, among others, consolidation of headquarters and activity, the Company intends to sell part of the land that is owned by a subsidiary. According to a valuation of an independent expert who was requested to examine the fair value of the land, the Company recognized an impairment loss of approximately NIS 8.5 million. This provision is included in the statement of operations for the year 2005 as other expenses.

c.	As for charges, see Note 18.

NOTE 10:	–	OTHER ASSETS, NET

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Debentures issuance expenses:
Original amount	11,393	11,393	11,393	11,393
Less - accumulated amortization	11,221	10,777	11,221	10,777

	172	616	172	616

Non-exclusive license (see Note 2h):
Original amount	3,972	3,972	-	-
Less - accumulated amortization	1,619	1,487	-	-

	2,353	2,485	-	-

	2,525	3,101	172	616

47

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11:	–	SHORT-TERM CREDIT FROM BANKS AND OTHERS

a.	Composition:

	Weighted interest rate	Consolidated		The Company
	December 31, 2005	December 31,		December 31,
		2005	2004	2005	2004
	%	Reported NIS in thousands

Short-term credit
from banks	6.09	523,570	437,029	482,080	396,682
Current maturities
of long-term
loans (see Note 15)		28,172	28,310	28,172	28,310

		551,742	465,339	510,252	424,992

b.	Financial covenants

1.	In 2003, the Company undertook toward a bank which had granted it credit facilities in the total of approximately NIS 87 million (of which as of December 31, 2005, the Company used approximately NIS 86.4 million, see also 2 below) to fulfill certain financial covenants. As of December 31, 2005, the Company did not comply with certain financial covenants, as detailed below:

a)	The number of cable TV subscribers.

b)	Operating surplus, as defined in the credit facility agreement, mentioned above, including excess of operating income in relation to the credit facilities used by the Company and in relation to debt, as defined in the credit facility agreement.

On February 20, 2006, the Company received a letter from the bank according to which the bank does not deem the non-compliance with the financial covenants, as described above, a violation of the Company’s undertaking to maintain financial ratios until March 31, 2007.

2.	The Company invested approximately NIS 27.2 million in a short-term deposit which is used as a security for part of the Company’s credit facilities from such bank.

c.	Agreements settling the validity of the credit facilities

During February 2006, the Company signed agreements with banks which provide it with credit facilities, according to which the banks are committed to provide the Company short-term credit facilities (including documentary credit) up to a total amount of approximately NIS 524 million which is due on March 31, 2007, provided that none of the events, as specified in these agreements, occurs (among which is a liquidation request filed against the Company, discontinuance of the Company’s business activity etc.).

As of December 31, 2005, the banks provided to the Company short-term credit in the amount of approximately NIS 482 million, whose terms were settled subsequent to the balance sheet date as part of the above agreements.

48

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11:	–	SHORT-TERM CREDIT FROM BANKS AND OTHERS (Cont.)

d.	A bank has demanded that Hot Vision repay its outstanding short-term credit amounting to NIS 78 million (the Company’s share totals approximately NIS 20 million). Hot Vision is holding negotiations with the bank to extend the credit period.

e.	As for collaterals, see Note 18.

NOTE 12:	–	TRADE PAYABLES

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Open accounts	60,481	66,255	42,841	45,681
Checks payable	44,706	38,027	33,362	29,236

	105,187	104,282	76,203	74,917

NOTE 13:	–	OTHER ACCOUNTS PAYABLE

Employees and payroll accruals	7,170	6,754	5,417		4,710
Provision for vacation pay	4,838	5,114	3,425		3,761
Government authorities (1)	14,981	103,779	8,638		97,448
Advances from Cable Companies	2,403	2,738	-		-
Royalties to the Government of Israel	6,224	11,069	6,224		11,069
Interest payable	572	1,381	572		1,381
Accrued expenses (2)	38,686	22,695	35,313		18,153
Provision for verdict under appeal (see
Note 18(a)(3))	26,053	23,400	26,053		23,400
Deferred taxes (see Note 17e)	-	23,981	-	*)	19,448
Others	598	1,032	551		595

	101,525	201,943	86,193	*)	179,965

*)	Reclassified.

(1)	As of December 31, 2004, included mainly a provision for taxes in respect of the sale of Partner shares in 2002 and 2003.

In view of the settlement with the Tax Authorities, the remaining tax of approximately NIS 106 million relating to the Company’s liability to the Tax Authorities for the sale of Partner’s shares was paid in 2005.

(2)	As of December 31, 2004, includes a provision relating to expenses to be paid to a related party in the amount of NIS 1,300 thousand.

49

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14:	–	DEBENTURES

a.	According to a prospectus dated August 28, 1997, the Company issued NIS 200 million par value of debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 stock options (series 1). The debentures (principal and interest) are linked to the Israeli CPI and bear annual interest at the rate of 3.7%. Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, upon issuance. In August 2001, the subsidiary sold the remaining debentures held by it for NIS 23,268 thousand. The debentures are traded on the Tel Aviv Stock Exchange. Expenses relating to the issuance of debentures are presented in the balance sheets as deferred charges. See Notes 2h and 10.

b.	Composition:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Debentures outstanding	34,919	68,010	34,919	68,010
Less - discount for sale of debentures
by subsidiary	323	804	-	-

	34,596	67,206	34,919	68,010
Less - current maturities	34,596	34,005	34,919	34,005

	-	33,201	-	34,005

50

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	Composition:

	Interest rate	Consolidated and the Company
	December 31, 2005	December 31,
		2005	2004
	%	Reported NIS in thousands

From banks - linked to the dollar		-	1,206
From banks - linked to the Israeli CPI	5.75 - 6.2	103,334	125,937
From others - linked to the dollar	Libor + 1.75	302	1,140
From others - unlinked (1)		-	1,484

		103,636	129,767
Less - current maturities		28,172	28,310

		75,464	101,457

(1)	Amounts received from sale of credit card receivables with recourse.

(2)	The Libor rate as of December 31, 2005 was 4.84% (as of December 31, 2004 – 3.1%).

b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet date:

	Consolidated and the Company
	December 31,
	2005	2004
	Reported NIS in thousands

Second year	60,380	27,922
Third year	15,084	58,847
Fourth year	-	14,688

	75,464	101,457

c.	As for financial covenants that the Company has undertaken to maintain, see also Note 11b.

d.	As for collaterals, see Note 18.

51

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:	–	ACCRUED SEVERANCE PAY, NET

a.	Composition:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Accrued severance pay	21,188	19,477	14,339	14,368
Less - amounts funded	17,861	16,994	12,821	13,345

	3,327	2,483	1,518	1,023

b.	The liabilities of the Group companies for severance pay are computed on the basis of the employees most recent salary as of the balance sheet date and in accordance with the Severance Pay Law and are fully covered by current payments to insurance companies as well as by the balance sheet accrual.

c.	The amounts accumulated in managers’ insurance companies on behalf of the employees in order to cover the Company’s liabilities for severance pay and the respective liabilities are not included in the balance sheet as they are not under the control and management of the Company.

d.	The amounts funded in severance pay funds include profits accrued through the balance sheet date. The amounts deposited can be withdrawn only after compliance with the obligations under the Severance Pay Law or labor agreements.

NOTE 17:	–	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. The Group is taxed under this law.

Capital gains/losses

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

52

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

b.	Tax rates applicable to the income of the Group companies

Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

c.	Tax assessments

The Company received final tax assessments through 1996, a subsidiary through 2002 and other Group companies received final tax assessments through 1997.

As for tax assessments received by the Company and its subsidiary for 1997 to 2002, see Note 18a(2)(e).

As for a compromise agreement with the Income Tax Authorities which finally and definitely settled the Group’s dispute with the Income Tax Authorities regarding the tax liability of the Group from the sale of Partner’s shares in 2002 and 2003 and the tax expense relating to the sale of Partner’s shares in 2005, see Note 6b(2).

d.	Carryforward losses for tax purposes

Carryforward tax losses of the Company (after implementing the principles of the compromise settlement as detailed in Note 6b(2)) total approximately NIS 343 million as of December 31, 2005 (approximately NIS 408 million as of December 31, 2004). Carryforward tax losses of subsidiaries total approximately NIS 138 million as of that date (approximately NIS 125 million as of December 31, 2004). The amount of carryforward losses for tax purposes is conditional upon the outcome of the Company’s appeal on the orders and assessments which the Company and a subsidiary received (see Note 18a(2)(e)).

Deferred tax assets relating to these losses – consolidated and the Company – of approximately NIS 120 and NIS 86 million, respectively, were not recorded due to the uncertainty of their utilization in the foreseeable future.

53

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

e.	Deferred taxes

1.	Composition and change as presented in the balance sheet are as follows:

	Consolidated	The Company
	Deferred taxes computed in respect of temporary differences - investment in affiliate
	Reported NIS in thousands

Balance as of January 1, 2004	(15,630)		(15,630)

Changes during the year:

Adjustment due to change in tax rate	868		868
Deferred tax liabilities (1)	(9,219)	*)	(4,686)

Balance as of December 31, 2004	(23,981)	*)	(19,448)

Changes during the year:

Adjustment due to change in tax rate	1,088		-
Deferred tax liabilities (1)	(2,566)		(1,316)
Reversal of deferred tax liability due to sale
of investment in Partner	20,764		20,764

Balance as of December 31, 2005	(4,695)		-

*)	Reclassified.

(1)	The deferred tax liability is presented in equity in earnings of investees.

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Short-term liabilities
(other accounts payable)	-	(23,981)	-	*)	(19,448)
Long-term liabilities	(4,695)	-	-		-

	(4,695)	(23,981)	-	*)	(19,448)

2.	Deferred taxes as of December 31, 2005 are measured at the tax rate of 25% (the tax rates expected to be in effect based on the applicable tax laws at balance sheet date).

*)	Reclassified.

54

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the statements of operations

	Consolidated						The Company
	Year ended December 31,						Year ended December 31,
	2005	2004		2003			2005	2004		2003
	NIS in thousands
	Reported			Adjusted			Reported			Adjusted

Current taxes	14,721		-		41,799		14,721		-		41,799
Deferred taxes	(20,764)		-		(6,303)		(20,764)		-		(6,303)
Taxes in respect of
prepayments due to
surplus expenses
paid	395	*)	368	*)	2,542		264	*)	290	*)	2,096
Adjustment of
deferred tax
balances due to
change in tax rates	(1,088)		-		-		-		-		-
Taxes in respect of
previous years	-		7,281		80		-		4,516		-

	(6,736)	*)	7,649	*)	38,11	8	(5,779)	*)	4,806	*)	37,59	2

*)	Reclassified.

Current taxes for the reported year were computed based on the compromise settlement with the Income Tax Authorities, as described in Note 6b(2).

55

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

g.	Below is a reconciliation between the theoretical tax expense (benefit) assuming all of the Group’s income is taxed at the statutory tax rates applicable to companies in Israel and the income tax expense (benefit) as reported in the statements of operations.

	Consolidated					The Company
	Year ended December 31,					Year ended December 31,
	2005	2004		2003		2005	2004		2003
	NIS in thousands
	Reported			Adjusted		Reported			Adjusted

Income (loss) before
taxes on income	68,838	*)	(89,636)	*)	(8,239)	64,667		(110,047)	*)	(4,273)

Statutory tax rate	34%		35%		36%	34%		35%		36%

Tax expenses
(benefit) computed
at the statutory
tax rate	23,404	*)	(31,373)	*)	(2,966)	21,987	*)	(38,516)	*)	(1,538)
Increase (decrease)
in taxes expenses
(benefit)
resulting from:

Adjustment of
deferred tax
balances due to
change in tax rate	(1,088)		-		-	-		-		-
Nondeductible expenses	4,679	*)	6,258	*)	1,065	1,850	*)	6,170	*)	617
Taxes in respect of
prepayments due to
surplus expenses
paid	395	*)	368	*)	2,542	264	*)	290	*)	2,096
Tax losses for which
deferred taxes
were not provided	35,325		24,759	*)	36,685	32,349	*)	25,218	*)	33,805
Taxes in respect of
partnership's
earnings	-		-		-	7,361		6,919	*)	2,370
Utilization of losses
for which deferred
taxes were not
provided in the
past (see
Note 6b(2))	(69,644)		-		-	(69,644)		-		-
Temporary differences
for which deferred
taxes were not
provided	193		356	*)	712	54		209	*)	242
Taxes in respect of
previous years	-		7,281		80	-		4,516		-

	(6,736)	*)	7,649	*)	38,118	(5,779)	*)	4,806	*)	37,592

*)	Reclassified.

56

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES

a.	Contingent liabilities

1.	Claims and petitions for approval of class actions

a)	On April 22, 1999, a personal lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court by a customer of the Company who seeks approval as class action, thereby representing all of the Company’s subscribers.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, among others, by setting and collecting unreasonable and unfair prices for the services it provides. If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers, compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million.

On February 16, 2006, the District Court denied the motion to approve the claim as a class action.

b)	On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks within six years of the date on which the former franchises were granted. The plaintiffs are seeking that the Company and the other Cable Companies pay compensation to all of the members of the class in action, if certified as a class action. In accordance with the lawsuit the Company’s share in this claim amounts to approximately NIS 141 million.

The Company and Golden Channels filed a motion to dismiss the suit without prejudice due to the dismissal of a lawsuit identical in substance to the aforementioned suit. The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the motion to approve the claim as a class action. The Company and Golden Channels filed a reply to the motion to approve the claim as a class action. The plaintiff’s request to join the hearing as creditors of Tevel was dismissed by the Court and the motion to approve the claim as a class action and the reply on behalf of the Cable Companies were amended accordingly. On January 29, 2006 a hearing was held in the matter of the motion to dismiss the suit. As of the date of the approval of the financial statements, the Court’s has not yet rendered a ruling in this issue was yet not given.

57

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)	On December 3, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court by seven plaintiffs, representing about 1,050,000 subscribers of the Cable Companies.

According to the claim, the Cable Companies violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subsidiaries through the Tiering services) since the Company and the other Cable Companies did not maintain certain programs in the original sport channel which was part of the basic package offered to subscribers. The plaintiffs requested the Court to instruct all three Cable Companies to compensate the subscribers by a total amount of approximately NIS 302 million (as of the date the claim was filed) and by an additional amount of NIS 25.2 million for each month from the date the claim was filed until a ruling is rendered by the Court. The Company’s proportionate share based on the subscribers ratio is estimated at approximately NIS 80 million, in addition to a monthly amount of approximately NIS 6.7 millions accumulating from the date the claim was filed until a ruling is rendered.

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the plaintiffs submitted an appeal to the Supreme Court. Following an amendment to the Consumer Law and the consent of the parties the Supreme Court ordered that the District Court shall rule in the matter of the motion to approve the claim as a class action. Thus, without prejudice to the parties claims.

In December 2005, the plaintiffs filed a revised motion to approve the claim as a class action against the Company and Golden Channels, jointly and severally. The claim according to the revised motion (which is not against Tevel) totals approximately NIS 199 million and approximately NIS 16.6 million for each month from December 3, 2002 and thereafter.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

58

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

2.	Other claims

a)	On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the Cable Companies, including the Company, by the Association for the International Collective Management of Audiovisual Works (“AGICOA”), for alleged breach of copyrights. The aggregate sum of the claim is not less than approximately $ 170.2 million and for the purpose of court fees was limited to sum of $ 20 million.

The Cable Companies argue, inter alia, that in view of the Anti Trust laws in Israel, the claimant has no right to file a claim in Israel and that the period of time on which the claim relies exceeds, at least partially, what is prescribed by law. The Cable Companies also argue that the amounts of the claim are groundless and exaggerated.

In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)	In June 2004, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., (“Eshkolot”) filed a claim, and notice of arbitration, against the Cable Companies, including the Company, for payment of fees and royalties alleging violation of copyright and use of rights of performers without authorization.

The amount of the claim (which was filed within the arbitration proceedings which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002), is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004 to 2006.

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004, and in their defense, the Cable Companies refute Eshkolot’s arguments. The Cable Companies argued, inter alia, that the fees that should be paid to Eshkolot are significantly lower than the fees paid by the Cable Companies to Eshkolot in 2002 and no more than the said amount plus a minimal addition. On March 7, 2006 the hearing was conducted. The parties shall file their summations by the beginning of July 2006.

59

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels and in the view of the preliminary stage of the proceedings, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

c)	On April 11, 2005, the Israeli Records and Cassettes Federation (“the Federation”) filed in the District Court of Haifa a claim and a request for payment of temporary royalties against the three Cable Companies, including the Company. Within the said claim the Federation seeks a permanent injuction that shall prohibit the Cable Companies to use the compositions, which are included in the Federation repertoire.

The Cable Companies argue that this claim was not submitted in good faith, since in 2003 the Cable Companies already extended interim payments to the claimant on account of 2003 and in 2004 to 2005 the Cable Companies wanted to continue to pay interim payments, however the claimant refused to accept them and addressed the Court. The Cable Companies also argue that the amounts requested from them are significantly higher compared to the amounts paid to the Federation during the term of the agreement.

On July 6, 2005, a hearing was held in the matter of the interim payments. At the end of the hearing, the Court rendered a decision according to which the temporary royalties shall be at this stage placed at $ 380 thousand (plus VAT) per each year (approximately NIS 1.7 million). The Court also determined that the Cable Companies shall receive a license in the scope of the actual use made by the Cable Companies. The said amount is due in respect of 2003 and thereafter until a final decision is rendered by the Court. Additional affidavits on behalf of the parties shall be submitted by May 1, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

d)	The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5.5 million. The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

e)	The Company and Matav Haifa have received assessments for the years 1997 to 2001. In view of the disputes that arose between the Company and Matav Haifa and the Income Tax Authorities, which have not yet been settled, the Income Tax Authorities issued orders for those years during 2002 and 2004. In addition, the Company filed an objection to the assessment for the tax year 2001 which it had received during 2005.

60

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

The orders and the assessment, as described above, include requirements from the Company and Matav Haifa to pay an additional tax amount totaling approximately NIS 44.7 million (not including interest and linkage differences) and to decrease their carryforward losses for the years 2000 and 2001 by approximately NIS 170.6 million. The Company and Matav Haifa object to these orders and assessment, as discussed above.

The Company’s management estimates, based on the opinion of its independent advisors, that the Company has well founded arguments against the issued orders and assessment and the Company intends to continue to object to these orders and assessment. In view of previously non-concluded discussions and understandings with the Income Tax Authorities, the Company recorded in the financial statements (for 2004) a provision of approximately NIS 6.5 million with respect to the aforementioned orders which, in the opinion of the Company, reflects the Company’s exposure in respect of the tax years to which the orders refer.

3.	Claims against the Cable Companies and the indemnification settlement with Hot Vision

a)	On November 27, 2002, International Television Distribution (“Warner”) filed a lawsuit against Tevel in the District Court in California seeking, among others, a monetary compensation of approximately $ 17 million, contending that the agreement for the purchase of rights between Warner and Tevel was breached.

The Court in Israel determined that Warner’s claim cannot be materialized or enforced in the boundaries of the state of Israel. Warner appealed to the Supreme Court which on February 9, 2005 decided that although it believes that the prospects of Warner’s appeal to prevail are remote, the factual situation shall be irreversible if the stay of performance is not granted. In this context, the Court instructed that Tevel’s trustee reserve an amount of approximately $ 4 million in favor of Warner until a final decision in the appeal is given. The hearing in the appeal was scheduled for May 19, 2006.

Tevel’s management believes, based on the opinion of its legal counsels, that the chances of the appeal, as discussed above, are remote. In view of the above, no provision has been recorded in the financial statement in respect of this claim.

b)	On December 9, 2002, Warner filed a lawsuit against Golden Channels in the District Court in California seeking monetary compensation of approximately $ 25 million, contending breach of agreement for the purchase of content. On September 29, 2004, the District Court in California, ruled in favour of Warner. The District Court awarded Warner damages in the amount of approximately $ 19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The said amount, including legal expenses, may reach approximately $ 21.7 million.

61

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005, Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

On August 3, 2005, the opening brief in respect of the appeal was filed on behalf of Golden Channels.

On October 24, 2005, the Appellee’s Brief was filed on behalf of Warner. Warner withdrew the cross appeal which was filed on its behalf.

In January 2006, a response to the appeal mentioned above was submitted by Golden Channels.

As of the date of the financial statements, a decision in the appeal was not rendered.

c)	In June 2003, the Cable Companies and Hot Vision signed an agreement according to which the Cable Companies have agreed that they are committed, one towards the other, to jointly and fully finance through Hot Vision the amounts that Hot Vision may be liable to in respect of the claim between Tevel and Golden Channels and Warner (as detailed in a and b above) as regarding the purchase of content to channels “HOT 3” and “HOT Movies” (including the amounts of new guarantees provided to the major studios) and all expenses regarding legal proceedings, as defined in this agreement. The agreement stipulates, among other things, that each of the Cable Companies shall pay such expenses according to the relative share of each company in total subscribers in the market at that time. The commitments of the Cable Companies to Hot Vision, as above, may be revoked in the occurrence of events as detailed in the agreement (including upon the merger of the Cable Companies). The Company’s share in the above indemnification is about 26.6% of total amounts awarded in favor of Warner up to a maximal amount of approximately $ 5.8 million. Close to the filing of the claims mentioned in a and b above, Warner forfeited bank guarantees each in the amount of approximately $ 5 million which were provided by Tevel and Golden Channels.

62

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

The agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the agreement.

In view of the abovementioned, the Company has made a provision in the financial statements for Warner’s claim (as detailed in b above) in the amount of approximately NIS 26 million which reflects its relative share in the amounts awarded in favor of Warner, including interest and linkage differences to the U.S. dollar. This provision was included in the 2004 financial statements as other expenses.

b.	Commitments

1.	Royalties and other payments to the Government

a)	The Company, Matav Haifa and Matav Infrastructures are obligated to pay royalties to the Government of Israel amounting to 3.5% of their gross revenues (excluding VAT) from the provision of broadcasting services and internet services.

b)	In July 2001, the Cable Companies, including the Company, signed an agreement with the State of Israel which settles the disputes between the Cable Companies and the State of Israel regarding the right of each company to operate the cable network existing in each of the license areas after the license period ends. The agreement prescribes that the State waives all its arguments and rights regarding the cable network so that each cable company will own all the rights, including proprietary rights, to the cable network in its license area and the right to operate it also at the end of the license period. In consideration, it was determined that each company shall make payments to the State over a period of 12 years (beginning on January 1, 2003) equal to its relative share in an amount determined by multiplying certain revenues (as specified in the agreement) of all Cable Companies by a gradual percentage which is between 0% to 4% (according to the amount of such revenues). The relative share of each company may be changed by an agreement between the Cable Companies. It was also determined that each company shall pay over a period of 12 years up to 12% of total revenues from the sale of any activity related to the cable network or a right related to such activity (as defined in the agreement).

63

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

2.	Other royalties

In the context of the Group’s current activity in the area of broadcasting, the Group enters into arrangements and agreements by virtue of which the Group pays royalties to various performers entities. In this respect, total royalties paid in 2005, 2004 and 2003 total approximately NIS 3.8 million, NIS 3.6 million and NIS 2.7 million, respectively.

3.	Under the Telecommunications Law and in accordance with the Council’s resolution, the Group is required to invest in locally produced programs which are initially broadcast by the Group, up to 8% of its total annual revenues from subscriber fees (beginning in April 2002). The above also applies to the years 2006 and 2007. The Company’s management estimates that the percentage which was invested in locally produced programs in 2005, 2004 and 2003 was more than 8%.

4.	Lease commitments

The Group entered into agreements for the lease of buildings and motor vehicles for various periods ending in 2008. The future minimum lease fees under the lease agreements as of December 31, 2005, not including the renewal option are as follows:

NIS in thousands

2006	4,852
2007	4,239
2008	3,747
2009	6,203

19,041

c.	Charges and guarantees

1.	As collateral for the Company’s liabilities to banks and holders of debentures which at December 31, 2005 amounted to approximately NIS 620 million, a first ranking floating charge was placed on all of the Company’s assets.

2.	In February 2006, against obtaining a long-term loan from a bank, the Company pledged its contractual entitlements to amounts in connection with Call and Put options in respect of Barak shares (as detailed in Note 6b(5)).

3.	In order to ensure the Group’s compliance with the obligations as prescribed in the agreement with the State for the grant of licenses, the following guarantees have been provided:

a)	A bank guarantee in favor of the Ministry of Communications in the amount of approximately NIS 12.2 million valid until December 2007 pursuant to the Infrastructure License granted to Hot Telecom.

64

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

On March 23, 2006 the Ministry of Communications reduced the bank guarantee to a 60% of its original amount.

b)	A guarantee in favor of the Council in the amount of approximately NIS 9.5 million (linked to the Israeli CPI) valid until April 2007 pursuant to the broadcasting license.

c)	A bank guarantee in favor of the Controller in the amount of approximately NIS 2.4 million valid until December 2007 pursuant to the Company’s compliance with the terms of the merger as approved by the Controller.

4.	The Company provided Hot Vision with unlimited guarantee in favor of a bank at the rate of up to 25% of Hot Vision’s total indebtedness to that bank. In accordance with the resolution of Hot Vision’s Board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the approximate amount of $ 35 million. Any excess amount shall be approved in writing by the Company’s Board of directors. The Company’s share in this guarantee amounted to approximately $ 4.6 million.

In addition, the Company guarantees Hot Vision’s liabilities to another bank in a varying amount which ranges between $ 4.2 million to $ 6.4 million.

5.	As collateral for the Company’s liabilities to a supplier, the Company pledged equipment purchased from that supplier in a total amount of NIS 0.5 million.

6.	The Company provided Barak a guarantee in the amount of $ 200 thousand. In addition, according to the agreement for the purchase of Barak’s shares (as detailed in Note 6), it was determined that the Company shall increase its guarantees by approximately $ 170 thousand, based on the new shareholding. The Company has not yet provided that guarantee.

7.	Guarantees to Hot Telecom

a)	The Company and Tevel provided, jointly and severally, a guarantee in a total amount of $ 4.5 million to secure the payments of Hot Telecom to Cisco. The Cable Companies signed an indemnification agreement in respect of the mentioned guarantee.

b)	The Cable Companies provided a guarantee in the amount of NIS 200 million to secure the liabilities of Hot Telecom in respect of a lease agreement that was signed with a third party. The Company’s relative share in this guarantee amounts to approximately NIS 53 million.

65

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:	–	SHAREHOLDERS’ EQUITY

a.	Composition of share capital

	December 31, 2005		December 31, 2004
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares NIS 1 par value each	100,000,000	30,222,775	100,000,000	30,220,477

b.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADSs are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value. As for the Company’s intention to be delisted from the NASDAQ, see also Note 1a(10).

c.	Issuance of options to senior employees

1.	In December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees (“the 2003 Plan”). According to this Plan, 770,000 options that are exercisable into 770,000 Ordinary shares of NIS 1 par value of the Company were issued (including 85,000 options granted to a related party), in three equal annual tranches over a vesting period of three years from the date of grant. The share market price on the date of grant of the options was NIS 34.4. The exercise price shall not be actually paid to the Company and shall be used for the computation of the benefit component only, meaning the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise. It was also determined in the plan that on the occurrence of certain events as they are defined, such as: a merger and a change in control, the Board of Directors and the committee on its behalf have the authority to determine, at their exclusive and final discretion, regarding the acceleration of the vesting dates of all or part of the options for which the vesting date has not yet occurred, the rights holders will be entitled to exercise these options to shares 10 days from the occurrence of the aforesaid events.

The stock options which were granted in three tranches are exercisable as follows:

a.	The first tranche is exercisable from January 31, 2004, in consideration for an exercise price of NIS 26.82 (on the basis of 85% of the average price of the Company’s share during 30 trading days before the date of the approval of the 2003 Plan).

b.	The second tranche is exercisable from January 31, 2005, in consideration for an exercise price of NIS 30.43 (on the basis of 90% of the average price of the Company’s share during 30 trading days before the end of the vesting period of the second tranche).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	The third tranche is exercisable from January 31, 2006, in consideration for an exercise price of NIS 31.32 (on the basis of 90% of the average price of the Company’s share during 30 trading days before the end of the vesting period of the third tranche).

The above stock options are exercisable for a period of 36 months from the end of each of the above periods. Options not exercised shall expire after the exercise period.

The fair value of each option at the date of grant (computed by the Black & Scholes formula) is approximately NIS 13.096 – NIS 14.474.

2.	On November 16, 2004, a special meeting of the Company’s shareholders approved the grant of 302,205 stock options under the 2003 Plan to the chairman of the Company’s Board of Directors. The exercise price of said stock options was determined at NIS 38 per share. According to this plan, the stock options are exercisable at the ratio of one to thirty six of total options at the end of each month from the beginning of employment of the chairman as long as he continues to be employed by the Company, so that by the end of three years of employment all options become exercisable. In certain events, as they are defined in the employment agreement and the options agreement, in which the termination of the employment of the Chairman of the Board of Directors occurs, the Chairman of the Board of Directors will be entitled to exercise all of the aforesaid stock options under certain circumstances and conditions.

The fair value of each option at the date of grant (computed based on Monte-Carlo model) is approximately NIS 14.01.

The main assumptions used in this calculation were: exercise price, as mentioned above, expected volatility from 35% to 45%; risk free interest rate of 2.5%, the stock price on grant date (NIS 35.45) and expected life of 5-7 years.

3.	In the reported year, the Company’s Board of Directors approved the issuance of additional 70,000 options to the Company’s employees (under the 2003 Plan, as specified above). The terms for 30,000 stock options are identical (except the vesting periods of these stock options) to those detailed in 1 above whereas the terms for the remaining 40,000 stock options are identical to those detailed in 1 above, except the exercise price which was determined at approximately NIS 38 and the vesting periods of these stock options.

The fair value of each option at the date of grant (computed based on Monte-Carlo model) is approximately NIS 11.53 – NIS 16.35.

The main assumptions used in this calculation were: exercise price, as mentioned above, expected volatility from 36% to 44%; risk free interest rate of 2.7% – 3.2%, the stock price on grant date (NIS 36.62) and expected life of 3-5 years.

4.	As of December 31, 2005, under the 2003 Plan, 1,142,205 options were issued to 48 employees, 46,749 options were exercised and 97,250 options were forfeited.

5.	The 2003 Plan is subject to section 102 to the Income Tax Ordinance.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20:	–	LINKAGE TERMS OF MONETARY ITEMS

Consolidated:

	December 31, 2005				December 31, 2004
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total
	Reported NIS in thousands

Assets:

Cash and cash equivalents	92	-	13,092	13,184	70	20,095	4,085	24,250
Short-term deposit	-	-	27,196	27,196	-	-	50	50
Trade receivables	1,318	-	73,381	74,699	2,060	-	73,398	75,458
Other accounts receivable	648	-	12,280	12,928	320	-	12,210	12,530
Loan, long-term debts and capital note to
affiliates	-	-	77,814	77,814	-	-	25,900	25,900
Other receivables	-	-	317	317	-	-	601	601

	2,058	-	204,080	206,138	2,450	20,095	116,244	138,789

Liabilities:

Credit from banks	20,317	-	503,253	523,570	20,115	-	416,914	437,029
Trade payables	19,930	-	85,257	105,187	28,362	-	75,920	104,282
Jointly controlled entity - current account	-	-	15,648	15,648	-	-	18,112	18,112
Other accounts payable	27,259	6,706	64,563	98,528	27,936	94,758	52,530	175,224
Loans from banks and others (including
current maturities)	302	103,334	-	103,636	2,346	125,937	1,484	129,767
Debentures (including current maturities)	-	34,596	-	34,596	-	67,206	-	67,206
Customers' deposits for converters, net	-	16,074	-	16,074	-	20,279	-	20,279

	67,808	160,710	668,721	897,239	78,759	308,180	564,960	951,899

68

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20:	–	LINKAGE TERMS OF MONETARY ITEMS (Cont.)

The Company:

	December 31, 2005				December 31, 2004
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked		Total
	Reported NIS in thousands

Assets:

Cash and cash equivalents	92	-	6,272	6,364	70	20,095		1,437		21,602
Short-term deposit	-	-	27,196	27,196	-	-		-		-
Trade receivables	-	-	33,835	33,835	-	-		37,398		37,398
Other accounts receivable	648	358,228	5,446	364,322	320	352,600		5,518		358,438
Loan, long-term debts and capital note to
investees	-	-	77,814	77,814	-	-		25,900		25,900
Other receivables	-	-	317	317	-	-		601		601

	740	358,228	150,880	509,848	390	372,695		70,854		443,939

Liabilities:

Credit from banks	-	-	482,080	482,080	1,245	-		395,437		396,682
Trade payables	13,877	-	62,326	76,203	22,490	-		52,427		74,917
Subsidiaries - current account	-	-	16,979	16,979	-	-		18,619		18,619
Other accounts payable	26,053	3,846	55,742	85,641	26,771	92,043		38,965		157,779
Loans from banks and others (including
current maturities)	302	103,334	-	103,636	2,346	125,937		1,484		129,767
Debentures (including current maturities)	-	34,919	-	34,919	-	68,010		-		68,010
Customers' deposits for converters, net	-	11,838	-	11,838	-	14,901		-		14,901
Capital notes to subsidiaries	-	-	-	-	-	-	*)	3,351	*)	3,351

	40,232	153,937	617,127	811,296	52,852	300,891		510,283		864,026

*)	Reclassified.

69

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS

a.	Other operating expenses:

	Consolidated					The Company
	Year ended December 31,					Year ended December 31,
	2005	2004		2003		2005	2004		2003
	NIS in thousands
	Reported			Adjusted		Reported			Adjusted

Payroll and related
expenses	42,717		34,550		32,131	25,308		18,894		18,840
Royalties and other
payments to the
Government of
Israel	21,971		22,879		24,242	13,978		14,659		15,925
Royalties in respect
of films and
programs - paid to
Hot Vision	48,009		51,647		53,994	38,069		37,759		38,129
Programs and other
broadcasts	151,930		157,104	*)	141,500	110,956		107,987		98,957
Subscribers maintenance	36,884		27,589		22,845	24,083		19,369		14,380
Vehicle maintenance	7,095	*)	5,320	*)	4,592	5,165	*)	3,706	*)	3,141
Other	31,159	*)	28,497	*)	26,861	22,906	*)	21,258	*)	17,833

	339,765		327,586		306,165	240,465		223,632		207,205

b.	Selling, marketing, general and administrative expenses:

Selling and marketing:

Payroll and related
expenses	22,640		19,121		15,539	10,171		9,631		10,446
Advertising	22,502		32,791		14,698	14,873		19,444		8,457
Sales promotion	8,176		11,764		13,717	6,355		5,913		7,975

	53,318		63,676		43,954	31,399		34,988		26,878

General and
administrative:

Payroll and related
expenses	14,826		19,309		16,596	10,249		13,792		12,718
Office rent and
maintenance	11,388		9,635		7,894	6,254		5,318		4,692
Professional and
legal consulting	7,067	*)	8,562	*)	6,992	4,863	*)	7,774	*)	6,627
Write down of excess
of investment cost
in Matav Haifa	-		-		894	-		-		-
Doubtful accounts and
bad debts	3,844		1,928		5,300	3,030		1,256		3,590
Other	5,008	*)	5,589	*)	4,446	3,211	*)	1,910	*)	226

	42,133	*)	45,023	*)	42,122	27,607	*)	30,050	*)	27,853

	95,451	*)	108,699	*)	86,076	59,006	*)	65,038	*)	54,731

*)	Reclassified.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS (Cont.)

c.	Financial expenses, net:

	Consolidated			The Company
	Year ended December 31,			Year ended December 31,
	2005	2004	2003	2005	2004	2003
	NIS in thousands
	Reported		Adjusted	Reported		Adjusted

In respect of
debentures and
long-term loans	10,767	15,068	11,214	10,767	15,068	11,214
In respect of
short-term credit **)	25,978	22,251	51,637	21,848	20,062	49,272
Bank and credit card
companies commissions	6,326	7,394	7,473	4,899	5,609	5,296
Other, net	7,574	5,620	*) 13,634	(2,446)	5,222	13,605

	50,645	50,333	83,958	35,068	45,961	79,387

**)	In 2003, including purchasing loss in respect of monetary items.

d.	Other income (expenses), net:

Gain (loss) from:

Gain from sale of
shares of affiliate (1)	164,647	-		96,662	164,647	-		97,876
Write-off of
investment in other company	-	(16,241)		-	-	(16,227)		-
Gain (loss) from sale
and write-off of
fixed assets (including
impairment loss)	(16,206)	51	*)	(9,956)	(7,248)	168		(7,638)
Provision for claims
and settlement of claim (3)	-	(24,292)		-	-	(24,751)		-
Expenses relating to
the merger of the
Cable Companies	(224)	(812)		(4,487)	(224)	(812)		(4,487)
Gain from sale of
option in Hop Channel (2)	4,574	-		-	-	-		-
Adjustment of
amortization of
liabilities for
deposits for
converters and others	-	-		(4,001)	-	-		(2,803)

Refund of royalties
from previous years	-	-		4,151	-	-		4,151
Other	735	(1,386)	*)	632	736	(354)	*)	(497)

	153,526	(42,680)	*)	83,001	157,911	(41,976)	*)	86,602

*)	Reclassified.
(1)	See Note 6b(2).
(2)	See also Note 5(1).
(3)	See Note 18a(3).

71

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22:- NET EARNINGS (LOSS) PER SHARE

Number of shares and net income (loss) used in the computation of net earnings (loss) per Ordinary share:

	Year ended December 31,
	2005		2004		2003
	Weighted number of shares	Net income	Weighted number of shares	Net loss	Weighted number of shares	Net loss
	In thousands	Reported NIS in thousands	In thousands	Reported NIS in thousands	In thousands	Adjusted NIS in thousands

Number of shares and net
income (loss), according
to the statements of operations	30,222	69,574	29,360	(82,984)	*) 29,347	(5,450)

*)	Less Company shares held by subsidiary.

In the computation of net earnings (loss) per share, options whose conversion is not probable were not taken into consideration since their effect is immaterial, this in accordance with the provisions of Opinion 55 of the Institute of Certified Public Accountants in Israel.

NOTE 23:	–	BUSINESS SEGMENTS

a.	General:

The Group companies operate in two principal business segments: cable TV and internet.

b.	All income and expenses are attributed directly to business segments. There were no significant intersegment transactions.

c.	The Company does not charge Matav Infrastructures for the usage of the cable infrastructures and other facilities of the Company by the internet segment since a fee mechanism has not been determined yet. Accordingly, the results of the internet segment do not include the above expenses and the depreciation of the cable infrastructure equipment is fully recorded as part of the cable TV segment results. The results of the internet segment include direct expenses only.

d.	Segment’s assets include all operating assets used in the segment and mainly consist of trade receivables and fixed assets. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are used by both segments, are allocated between the segments on a reasonable basis.

e.	The segment’s liabilities include all operating liabilities deriving from its operating activities and mainly consist of trade payables and other accounts payable. Segment’s assets and liabilities do not include income tax assets and liabilities.

72

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2005
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands

Sales to external customers	59,632	483,336	542,968

Segments results (operating income (loss))	31,428	(65,471)	(34,043)

Financial expenses, net			(50,645)
Other income, net			153,526
Taxes on income			(6,736)

Income after taxes on income			75,574
Equity in losses of affiliates			(6,000)

Net income			69,574

Other information:

Segment assets	151,222	824,709	975,931
Unallocated assets			99,684

Total consolidated assets			1,075,615

Segment liabilities	15,603	219,129	234,732
Unallocated liabilities			673,526

Total consolidated liabilities			908,258

Capital expenditure	49,251	97,628	146,879

Depreciation and amortization	7,759	137,524	145,283

73

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2004
	Internet	Cable TV		Total consolidated
	Reported NIS in thousands

Sales to external customers	65,659		518,905		584,564

Segments results (operating income (loss))	28,457	*)	(25,080)	*)	3,377

Financial expenses, net					(50,333)
Other expenses, net					(42,680)
Taxes on income				*)	7,649

Loss after taxes on income					(97,285)
Equity in earnings of affiliates					14,301

Net loss					(82,984)

Other information:

Segment assets	112,863		839,401		952,264
Unallocated assets					126,618

Total consolidated assets					1,078,882

Segment liabilities	17,445		210,916		228,361
Unallocated liabilities					752,740

Total consolidated liabilities					981,101

Capital expenditure	8,165		87,263		95,428

Depreciation and amortization	6,871		138,412		145,283

*)	Reclassified.

74

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003
	Internet	Cable TV		Total consolidated
	Adjusted NIS in thousands

Sales to external customers	34,403		511,077		545,480

Segments results (operating income (loss))	10,436	*)	(17,718)	*)	(7,282)

Financial expenses, net					(83,958)
Other income, net				*)	83,001
Taxes on income				*)	38,118

Loss after taxes on income					(46,357)
Equity in earnings of affiliates					40,907

Net loss					(5,450)

Other information:

Segment assets	78,090	*)	940,663	*)	1,018,753
Unallocated assets				*)	123,799

Total consolidated assets					1,142,552

Segment liabilities	15,963		184,141		200,104
Unallocated liabilities					761,700

Total consolidated liabilities					961,804

Capital expenditure	38,131		17,524		55,655

Depreciation and amortization	6,792		153,729		160,521

75

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24:	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances:

	Consolidated
	December 31,
	2005	2004
	Reported NIS in thousands

Balances included in trade payables	1,644	2,721

	Consolidated
	Year ended December 31,
	2005	2004	2003
	NIS in thousands
	Reported		Adjusted

b. Salaries and profit sharing grant

1. To directors not employed by the
Company:

Payments	139	142	142

Number of recipients	2	5	3

2. To directors employed by the Company:

Cost of salaries (1)	1,181	2,481	1,116

Number of recipients	2	2	1

c. Expenses:

Rental fees and services	144	119	141

Purchases of infrastructure and services from
suppliers	18,996	10,095	13,936

Professional services	47	87	2,728

(1)	For the year ended December 31, 2004, including a provision in the amount of NIS 1,300 thousand.

76

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts designated to hedge against the risk of the possible fluctuations of the exchange rate of the NIS in relation to the dollar due to future negative dollar cash outflows.

As of December 31, 2005, the Company had call options to buy $ 22 million (December 31, 2004 – $ 24 million). The options are presented in the balance sheet at market value (see c below).

Those hedges were not designated as hedge transactions for accounting purposes; hence all changes in their fair value in the amount of NIS 191 thousand, NIS 1,000 thousand and NIS 11,218 thousand were recorded in 2005, 2004 and 2003 in financing, respectively.

b.	Concentration of credit risks:

As of December 31, 2005 and 2004, the Group’s cash and cash equivalents were deposited mainly with Israeli banks. The Group estimates that the credit risk in respect of these balances is remote.

The Group’s revenues derive from a large number of cable TV and high-speed internet subscribers in the license areas. Consequently, the exposure to credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

c.	Fair value of financial instruments:

The fair value of the financial instruments included in the working capital of the Group usually approximates their carrying amount. As for long-term loans granted and the fair value of long-term loans from banks, see Notes 11 and 15.

The fair value of debentures as of December 31, 2005 and 2004 amounted to NIS 34.8 million and NIS 67 million, respectively, which represents the price of the debentures on the Tel Aviv Stock Exchange.

77

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:	–	SUBSEQUENT EVENTS

a.	In January 2006, Matav Investments and Cable Tech Ltd. (“Cable Tech”), a company controlled by a related party in the Company, signed an agreement by virtue of which Matav Investments will purchase the activity of Cable Tech in the supply of cable TV services in a number of settlements in Judea and Samaria.

Several other agreements were also signed between the Cable Companies whereby the acquisition will be carried out in trust on behalf of the Company as the merged cable company. In the event that the merger is not effected, the acquired activity shall be transferred to a jointly held cooperation of the Cable Companies and/or their shareholders. The closing of the transaction with Cable Tech is contingent on the occurrence of several prerequisites (the significant of which include obtaining the approval of the Controller, which has already been granted, obtaining licenses from the civil administration, receiving certain agreements from the local councils of the relevant settlements and arranging the bank financing for the transaction with the bank and the owner of the pledge on Cable Tech’s assets).

These prerequisites have not been met in full as of the date of the signing of the financial statements. In the context of the transaction, Cable Tech’s cable TV subscribers, estimated at about 4,000, will be purchased at a price representing an enterprise price of $ 750 per subscriber. The consideration will be paid in respect of Cable Tech subscribers who will enter into actual engagements with the buyer during an intermediate period of 60 days which may be extended up to six months at the most. The agreement also defines a mechanism according to which, provided that certain conditions are fulfilled and subject to the completion of the merger of the Cable Companies, the seller will be entitled to an additional consideration of up to $ 150 per each subscriber purchased in the transaction.

On March 16, 2006, the Company’s audit committee and Board and Matav Investments’general meeting approved the agreement.

b.	On January 25, 2006, a third party filed with the Court a request to enforce an arbitration award and a request to appoint an arbitrator for the Cable Companies, including the Company. In the context of the claim, the third party argues that an amount of approximately NIS 15 – NIS 20 million is owed to it by the Cable Companies. As of the date of the financial statements, the Cable Companies are preparing to file their response.

The Company’s management estimates, based on the opinion of its legal counsels, that the outcome of this proceeding will not result in material amounts, if any, to the Company and, accordingly, no provision has been recorded in the financial statements.

78

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:	–	SUBSEQUENT EVENTS (Cont.)

c.	To the best of the Company’s management knowledge on March 1, 2006, the Knesset approved the Law for Class Actions, 2006 (the “Law”). The Law shall come into force upon it’s publication in the Government gazzette. The Law prescribes a general and uniform arrangement for filling class actions according to Israeli law and voids the specific arrangements in respect of class actions, which were anchored in several specific laws prior to the approval of the Law. The Law significantly expands, inter alia, the grounds for filing class actions, the list of plaintiffs, which are entitled to file a motion to approve a claim as a class action. Furthermore, the Law removes various procedural barriers for filling a motion to approve a claim as a class action. In the opinion of the Company’s management the publication of the Law, as detailed above, may increase the number of motions to approve as class actions claims against the Group and may increase the Group’s legal exposure.

d.	See Note 1a(8) regarding the legal merger between the Cable Companies.

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company provides nominal historical data for income tax purposes only.

b.	The financial statements have been prepared in accordance with generally accepted accounting principles based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

c.	Balance sheets – the Company:

	December 31,
	2005	2004
	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,364		21,602
Short-term deposit	27,196		-
Trade receivables	33,835		37,398
Other accounts receivable	12,801		15,321

	80,196		74,321

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in subsidiaries and long-term accounts	264,938		239,974
Investment in affiliates	77,814	*)	95,584
Other receivables	317		601

	343,069	*)	336,159

FIXED ASSETS, NET	514,987		514,088

OTHER ASSETS AND DEFERRED CHARGES, NET	147		525

	938,399	*)	925,093

*)	Reclassified.

79

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	December 31,
	2005	2004
	NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	510,252		424,992
Current maturities of debentures	34,919		34,005
Trade payables	76,203		74,917
Subsidiaries - current account	16,979		18,619
Other accounts payable	86,193	*)	178,881

	724,546		731,414

LONG-TERM LIABILITIES:
Loans from banks and others	75,464		101,457
Debentures	-		34,005
Excess of losses over investment in subsidiaries	-	*)	5,557
Customers' deposits for converters, net	11,838		14,901
Accrued severance pay liability, net	1,518		1,023

	88,820	*)	156,943

SHAREHOLDERS' EQUITY	125,033		36,736

	938,399		925,093

*)	Reclassified.

80

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of operations – the Company:

	Year ended December 31,
	2005	2004		2003
	NIS in thousands

Revenues	345,819		370,275		372,202

Operating expenses	334,143		312,627		304,573

Gross profit	11,676		57,648		67,629

Selling, marketing, general and administrative
expenses:
Selling and marketing expenses	31,399		34,988		27,236
General and administrative expenses	27,607	*)	30,050	*)	28,229

	59,006	*)	65,038	*)	55,465

Operating income (loss)	(47,330)	*)	(7,390)	*)	12,164
Financial expenses, net	(35,029)		(40,787)		(71,181)
Other income (expenses), net	163,049		(42,201)	*)	90,177

Income (loss) before taxes on income	80,690	*)	(90,378)	*)	31,160
Taxes on income	(5,706)	*)	4,806	*)	38,626

Income (loss) after taxes on income	86,396		(95,184)		(7,466)
Equity in earnings of investees, net	1,899		32,844		62,734

Net income (loss)	88,295		(62,340)		55,268

*)	Reclassified.

81

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

e.	Statements of changes in shareholders’ equity:

	Share capital	Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary	Total
	NIS in thousands

Balance at January 1, 2003	30,204	318,350	(281,851)	(62,294)	4,409

Sale of Company shares
held by subsidiary	-	(22,911)	-	62,294	39,383
Net income	-	-	55,268	-	55,268

Balance at December 31, 2003	30,204	295,439	(226,583)	-	99,060

Exercise of stock options by employees	16	-	-	-	16
Loss for the year	-	-	(62,340)	-	(62,340)

Balance at December 31, 2004	30,220	295,439	(288,923)	-	36,736
Exercise of stock options
by employees	2	-	-	-	2
Net income	-	-	88,295	-	88,295

Balance at December 31, 2005	30,222	295,439	200,628	-	125,033

82

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX TO FINANCIAL STATEMENTS

LIST OF PRINCIPAL INVESTEES

Name of company	Ownership and control as of December 31, 2005

Cable System Media Haifa-Hadera Ltd.	100%	subsidiary
Matav Investments Ltd.	100%	subsidiary
Matav Infrastructures 2001 - Limited Partnership	100%	subsidiary
Matav Properties Ltd.	100%	subsidiary
Hot Vision Ltd.	26.3%	jointly controlled entity
Nonstop Ventures Ltd.	50%	affiliate
Hot Telecom - Limited Partnership	26.6%	affiliate
Barak I.T.C. (1995) - International Telecommunication Services Corp. Ltd.	18.5%	affiliate

83

Annex B(2)

Tevel Israel International
Communications Ltd.
(under Creditors Arrangement)
and its Subsidiaries

Financial Statements

For the Year Ended
December 31, 2005

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Financial Statements as at December 31, 2005

Auditors’ Report to the Shareholders of
Tevel Israel International Communications Ltd. (under creditors arrangement)

We have audited the accompanying balance sheets of Tevel Israel International Communications Ltd. (under creditors arrangement) (hereinafter – the Company) as at December 31, 2005 and 2004, and the consolidated balance sheets of the Company and its subsidiaries (hereinafter – consolidated) as at such dates, and the related statements of income, changes in shareholders’ equity and of cash flows – Company and consolidated – for each of the three years the last of which ended December 31, 2005. These financial statements are the responsibility of the Company’s Management and the Special Manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We have not audited the financial statements of a proportionately consolidated company whose assets included in the consolidation represented 7% and 6% of total consolidated assets as at December 31, 2005 and 2004, respectively, and income included in consolidation represented 0.4% and 0.5% of total consolidated income for the years ended December 31, 2005 and 2004, respectively. Similarly, we have not audited the financial statements of affiliated companies the investment in which totaled NIS 62,909 thousand and NIS 136,113 thousand as at December 31, 2005 and 2004, respectively, and the Company’s equity in their operating results were a loss of NIS 85,788 thousand in 2005, a loss of NIS 66,539 thousand in 2004 and a loss of NIS 36,578 thousand in 2003. The financial statements of those companies were audited by other auditors whose reports were furnished to us and our opinion insofar as it relates to data included in respect of those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance), 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinions.

In our opinion, based on our audits and on the reports of the above mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as at December 31, 2005 and 2004 and the results of the operations, changes in the shareholders’ equity and cash flows – Company and consolidated – for each of the three years the last of which ended December 31, 2005, in conformity with generally accepted accounting principles (“GAAP”) in Israel. Furthermore, these statements have, in our opinion, been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

As explained in Note 2C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we would draw attention to the following:

1.	Note 1B in respect of the creditors arrangement reached between the Company and its creditors.

2.	Note 6 D(4) in respect of the conditions for the continued current operations and payment of debts of the Golden channels partnership (affiliated company).

3.	Note 16B(9) in respect of the lack of a system for charging Hot Telecom with usage and maintenance fees of the cable network.

4.	Note 16A regarding class action claims which have been filed against Golden Channels partnership.

5.	Note 1F(2) regarding the statutory merger between the Cable Television companies and the uncertainty as to whether the merger will be completed according to those or other conditions.

Somekh Chaikin
Certified Public Accountants (Isr.)

April 27, 2006

Consolidated Balance Sheets as at December 31

Reported amounts*

		2005	2004

	Note	NIS thousands	NIS thousands

Current assets

Cash and cash equivalents	3	68,020	86,407
Trade receivables	4	25,277	35,625
Other receivables	5	7,994	33,340

		101,291	155,372

Long-term receivables		915	2,578

Investments in investee and other companies	6A	131,795	144,237

Fixed assets	7	737,831	785,266

Other assets and deferred expenses	8	226,809	314,420

Zvi Yochman, CPA
Trustee and Special Manager of the Tevel Group (under creditors arrangement).

		1,198,641	1,401,873

April 27, 2006

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

		2005	2004

	Note	NIS thousands	NIS thousands

Current liabilities

Bank credit	9	2,814,900	2,448,517
Trade payables	10	125,205	145,892
Other payables	11	124,477	95,907
Short-term loans from shareholders		28,771	27,472
Current maturities of long-term loans	12	149,459	143,998

		3,242,812	2,861,786

Long-term liabilities

Long-term loans	12	207,378	347,497
Customer deposits		29,361	36,974
Liabilities for employee severance benefits, net	13	1,851	5,404
Liability in respect of benefit granted to employees	6B	-	143

		238,590	350,018

Shareholders’ loans	14	61,029	55,132

Commitments and contingent liabilities	16

Shareholders’ equity	17

Share capital		38,249	38,249
Premium on shares		42,560	42,560
Capital reserve		219,303	219,303
Accumulated losses		(2,643,902)	(2,205,175)

		(2,343,790)	(1,905,063)

		1,198,641	1,401,873

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

The notes to the financial statements form an integral part thereof.

3

Company’s Balance Sheets as at December 31

Reported amounts*

		2005	2004

	Note	NIS thousands	NIS thousands

Current assets

Cash and cash equivalents	3	56,656	82,824
Trade receivables	4	5,755	6,706
Other receivables	5	122,814	*** 117,079

		185,225	206,609

Long-term receivables		915	2,276

Investments in investee and other companies	6A	106,273	136,577

Fixed assets	7	457,125	502,862

Other assets and deferred expenses	8	2,434	-

Zvi Yochman, CPA
Trustee and Special Manager of the Tevel Group in (under creditors arrangement)

		751,972	848,324

April 27, 2006

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

Tevel Israel International Communications Ltd. (under creditors arrangement)

		2005	2004

	Note	NIS thousands	NIS thousands

Current liabilities

Bank credit	9	2,145,572	1,877,842
Trade payables	10	113,455	124,344
Other payables	11	107,737	86,952
Short-term loans from shareholders		28,771	27,472
Current maturities of long-term loans	12	115,210	110,645

		2,510,745	2,227,255

Long-term liabilities

Long-term loans	12	181,691	289,129
Customer deposits		18,571	23,696
Liabilities for employee severance benefits, net	13	1,037	4,658
Liability in respect of investment in subsidiary	6B	322,689	153,374
Liability in respect of benefit granted to employees		-	143

		523,988	471,000

Shareholders’ loans	14	61,029	55,132

Commitments and contingent liabilities	16

Shareholders’ equity

Share capital		38,249	38,249
Premium on shares		42,560	42,560
Adjustments from translation of financial statements of an autonomous investee company		219,303	219,303
Accumulated loss		(2,643,902)	(2,205,175)

		(2,343,790)	(1,905,063)

		751,972	848,324

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

The notes to the financial statements form an integral part thereof.

4

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Consolidated Statements of Income for the Year Ended December 31

		2005	2004	2003

		Reported amounts*	Reported amounts*	In terms of shekels of December 2003

	Note	NIS thousands	NIS thousands	NIS thousands

Income	18	686,687	720,734	702,617

Operating expenses	19	394,291	*** 375,586	376,571
Production and programming expenses	20	253,659	246,100	247,267

		647,950	621,686	623,838

Gross profit (loss)		38,737	99,048	78,779

Selling and marketing expenses	21	69,473	92,330	65,132
General and administrative expenses	22	120,486	*** 130,598	133,645

		189,959	222,928	198,777

Loss for the year before financing expenses, net		(151,222)	(123,880)	(119,998)
Financing expenses, net	23	(188,121)	(180,045)	(242,381)
Other income (expenses), net	24	(6,340)	***(40,001)	42,959
Capital gain and write off of debts following creditors arrangement	1B	-	319,523	-
Write-down o2f investment in other company	6D(3)	-	-	(88,819)

Loss before taxes on income		(345,683)	(24,403)	(408,239)

Taxes on income	15	(7,256)	(1,638)	(5,742)

Loss after taxes on income		(352,940)	(26,041)	(413,981)

Company’s equity in losses of affiliated companies		(85,788)	(66,539)	(36,578)

Minority interest in losses of subsidiary		-	-	329

Loss for the year		(438,727)	(92,580)	(450,230)

Earnings (loss) per share:
		NIS	NIS	NIS

Loss per NIS 1 par value of ordinary share capital	26	(28.98)	(6.12)	(29.74)

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

The notes to the financial statements form an integral part thereof.

5

Tevel Israel International Communications Ltd. (under creditors arrangement)

Company’s Statements of Income for the Year Ended December 31

		2005	2004	2003

		Reported amounts*	Reported amounts*	In terms of shekels of December 2003

	Note	NIS thousands	NIS thousands	NIS thousands

Income	18	393,362	413,439	404,043

Operating expenses	19	197,542	*** 184,270	176,176
Production and programming expenses	20	160,250	151,832	149,132

		357,792	336,102	325,308

Gross profit (loss)		35,570	77,337	78,735

Selling and marketing expenses	21	35,325	45,439	34,123
General and administrative expenses	22	15,049	*** 21,832	27,562

		50,374	67,271	61,685

Loss for the year before financing expenses, net		(14,804)	10,066	17,050
Financing expenses, net	23	(139,341)	(142,752)	(183,315)
Other income (expenses), net	24	(5,054)	***(25,304)	28,960
Capital gain and write off of debts following creditors arrangement	1B	-	319,523	-
Write-down of investment in affiliated company		-	-	(88,819)

Loss before taxes on income		(159,199)	161,533	(226,124)

Taxes on income	15	(6,564)	(520)	-

Loss after taxes on income		(165,763)	161,013	(226,124)
Company’s equity in losses of investee companies		(272,964)	(253,593)	(224,106)

Loss for the year		(438,727)	(92,580)	(450,230)

Loss per share:
		NIS	NIS	NIS

Loss per NIS 1 par value of ordinary share capital	26	(28.98)	(6.12)	(29.74)

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

The notes to the financial statements form an integral part thereof.

6

Tevel Israel International Communications Ltd. (under creditors arrangement)

Statements of Changes in Shareholders’ Equity

	Share capital	Premium on shares	Capital reserve from transaction with control holders	Adjustments from translation of financial statements of an autonomous investee company	Retained earnings (accumulated loss)	Total

	In terms of shekels of December 2003

	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1, 2003	38,249	42,560	-	(963)	**(1,662,365)	**(1,582,519)

Changes during 2003
Loss for the year	-	-	-	-	(450,230)	(450,230)

Balance as at December 31, 2003	38,249	42,560	-	(963)	(2,112,595)	(2,032,749)

	Reported amounts*

Balance as at January 1, 2004	38,249	42,560	-	(963)	(2,112,595)	(2,032,749)

Changes during 2004:
Capital reserve from transaction with control holders	-	-	-	-	(92,580)	(92,580)
Loss for the year	-	-	219,303	-	-	219,303
Adjustments from translation of financial statements of an autonomous investee company	-	-	-	963	-	963

Balance as at December 31, 2004	38,249	42,560	219,303	-	(2,205,175)	(1,905,063)

Changes during 2005:
Loss for the year	-	-	-	-	(438,727)	(438,727)

Balance as at December 31, 2005	38,249	42,560	219,303	-	(2,643,902)	(2,343,790)

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

The notes to the financial statements form an integral part thereof.

7

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2005	2004	2003

	Reported amounts*	Reported amounts*	In terms of shekels of December 2003

	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Net loss for the year	(483,727)	(92,580)	(450,230)
Adjustments to reconcile net loss to net cash flows generated by operating activities (Appendix A)	471,677	*** 17,875	620,183

Net cash provided by (used in) operating activities	32,950	(74,705)	169,953

Cash flows from investing activities
Investment in cable network and fixed assets	(188,349)	(123,527)	(94,099)
Proceeds from sale of fixed assets	719	83	(79)
Initial proportional consolidation of affiliated company (Appendix D)	-	-	2,451
Net proceeds from sale of investment in affiliated company	-	89,100	-
Loan to affiliated limited partnership	(65,462)	***(12,028)	-
Investment in limited partnerships	(14)	(126)	-
Acquisition of broadcasting rights of films and programs	-	(98)	-
Sale of former subsidiary (Appendix C)	-	42,480	-
Credit to an affiliated company for production rights	(9,405)	(9,336)	(69,491)
Collection of credit given to affiliated company for production rights	4,025	16,834	87,145
Payment of designated deposit	-	23,677	-
Collection of long-term loans	-	28	26
Payment of loans and other long-term liabilities, net	-	-	5

Net cash used in investing activities	(258,486)	27,087	(74,042)

Cash flows from financing activities
Customer deposits net of refunds	(3,843)	(6,385)	(15,056)
Repayment of long-term loans	-	(245)	(982)
Short-term bank credit, net	221,524	43,147	577
Repayment of credit from fixed assets suppliers	(10,532)	(84,603)	-
Repayment of credit from film rights suppliers	-	(18,313)	-
Repayment of shareholders’ loans	-	(23,677)	-

Net cash provided by financing activities	207,149	(90,076)	(16,615)

Increase (decrease) in cash and cash equivalents	(18,387)	(137,694)	79,296
Cash and cash equivalents at beginning of year	86,407	224,101	144,805

Cash and cash equivalents at end of year	68,020	86,407	224,101

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

The notes to the financial statements form an integral part thereof.

8

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

	2005	2004	2003

	Reported amounts*	Reported amounts*	In terms of shekels of December 2003

	NIS thousands	NIS thousands	NIS thousands

Appendix A

Adjustments to reconcile net loss to net cash flows from operating activities

Income and expenses not involving cash flows:
Income from deposits	(3,770)	(6,522)	(9,858)
Depreciation and amortization	298,488	306,673	295,664
Provision for impairment of value of fixed assets	-	11,578	-
Deferred taxes, net	-	-	742
Inflationary erosion and adjustment in value of long-term loans and liabilities, net	10,201	3,979	(13,362)
Inflationary erosion and adjustment in value of short-term loans and liabilities, net	-	-	41,753
Write off of debts to unsecured creditors	-	(200,323)	-
Capital gain from realization of investments	-	(119,199)	-
Liability in respect of benefit granted to employees	(143)	(2,070)	588
Decrease in liabilities for employee severance benefits, net	(3,537)	(4,717)	(5,236)
Company’s equity in income (losses) of affiliated companies	85,788	66,539	36,118
Capital losses (gains)	(42)	(83)	244
Write-down in value of investment in other company	-	-	89,274
Interest on shareholders’ loans	7,196	4,202	5,760
Minority share in losses of subsidiary	-	-	(329)

	394,181	60,057	441,358

Changes in asset and liability items:
Decrease in trade receivables	10,348	4,212	13,239
Decrease (increase) in other receivables	25,346	***(5,806)	(6,162)
Decrease (increase) in long-term receivables	1,663	(1,205)	(195)
Increase in partners’ accounts	(812)	(447)	(22,964)
Increase (decrease) in inventory	-	8	(206)
(Decrease) increase in trade payables	19,469	(42,973)	(5,809)
Increase (decrease) in other payables	21,482	4,029	(15,711)
Increase in interest payable	-	-	219,407
Increase (decrease) in payables in respect of long-term management fees	-	-	(2,774)

	471,677	17,875	620,183

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

The notes to the financial statements form an integral part thereof.

9

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

Appendix B - Non-cash transactions

		2005	2004	2003

		Reported amounts*	Reported amounts*	In terms of shekels of December 2003

		NIS thousands	NIS thousands	NIS thousands

1.	Fixed assets	11,657	36,774	24,016

2.	Programming rights	4,025	9,405	6,718

3.	Shareholders’ loan to investee company	620,183	17,875	620,183

Appendix C - Sale of investment in former subsidiary

Year ended December 31 2004

Reported amounts*

NIS thousands

Working capital (excluding cash)	(14,026)
Capital gain on sale of investment in subsidiary	39,211
Fixed assets	15,441
Other assets	2,322
Liabilities for employees severance benefits, net	(468)

42,480

Appendix D - Initial proportional consolidation

Year ended December 31 2003

In terms of shekels of December 31 2003

NIS thousands

Working capital (excluding cash)	(43,050)
Fixed assets	1,414
Other assets	45,771
Long-term liabilities	(913)
Investment in affiliated company	(771)

2,451

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

10

Tevel Israel International Communications Ltd. (under creditors arrangement)

Company’s Statements of Cash Flows for the Year Ended December 31

	2005	2004	2003

	Reported amounts*	Reported amounts*	In terms of shekels of December 2003

	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the year	(438,727)	(92,580)	(450,230)
Adjustments to reconcile net loss to net cash flows generated by operating activities (Appendix A)	435,527	24,394	534,227

Net cash provided by (used in) operating activities	(3,200)	(68,186)	83,997

Cash flows from investing activities
Investment in cable network and fixed assets	(96,007)	(84,227)	(74,816)
Proceeds from sale of fixed assets	622	83	18
Proceeds from sale of previously consolidated subsidiary	-	44,100	-
Net proceeds from sale of investment in affiliated company	-	89,100	-
Repayment (grant) of credit to affiliated company for filing rights	(5,380)	7,498	17,655
Repayment of designated deposit	-	23,677	-
Loans to an affiliated company	(65,462)	** (12,028)	-
Collection of loan given to a subsidiary	-	-	681

Net cash provided by (used in) investing activities	(166,227)	68,203	(56,462)

Cash flows from financing activities
Customer deposits net of refunds	(2,673)	(4,894)	(10,178)
Short-term bank credit, net	156,464	47,779	-
Repayment of credit from fixed asset suppliers	(10,532)	(72,703)	-
Repayment of credit from film rights suppliers	-	(18,313)	-
Repayment of shareholders loans	-	(23,678)	-

Net cash provided by (used in) financing activities	143,259	(71,809)	(10,178)

Increase (decrease) in cash and cash equivalents	(26,168)	(71,972)	17,357
Cash and cash equivalents at beginning of year	82,824	154,796	137,439

Cash and cash equivalents at end of year	56,656	82,824	154,796

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

***	Reclassified

The notes to the financial statements form an integral part thereof.

11

Tevel Israel International Communications Ltd. (under creditors arrangment)

Company’s Statements of Cash Flows for the Year Ended December 31 (cont’d)

		2005	2004	2003

		Reported amounts*	Reported amounts*	In terms of shekels of December 2003

		NIS thousands	NIS thousands	NIS thousands

Appendix A

Adjustments to reconcile net loss to net cash flows from operating activities

Income and expenses not involving cash flows:
Income from deposits		(2,451)	(4,282)	(6,782)
Depreciation and amortization		122,933	121,775	1,117,016
Provision for impairment in value of fixed assets		-	9,066	-
Inflationary erosion and adjustments in value of long-term loans and liabilities, net		8,393	3,023	(13,186)
Inflationary erosion and adjustment in value of short-term loans and liabilities, net		-	-	32,550
Write off of debts to unsecured creditors		-	(200,323)	-
Capital gain from sale of investments		-	(119,198)	-
Liability in respect of benefit granted to employees		(143)	(2,070)	587
Decrease in liabilities for employee severance benefits, net		(3,605)	(4,484)	(5,462)
Company’s equity in losses of investee companies		272,965	253,593	224,106
Interest on shareholders’ loans		7,196	4,202	5,760
Impairment in value of investment in other company		-	-	88,819
Capital (gains) losses		23	(83)	104

		405,311	61,219	443,512

Changes in asset and liability items:
Decrease (increase) in trade receivables		951	3,264	2,409
Decrease in other receivables		(8,297)	(22,362)	(46,765)
Decrease (increase) in long term receivables		1,359	(1,091)	(566)
Increase in partners accounts		(812)	(447)	(22,964)
Increase in trade payables		23,318	(33,067)	927
Increase in other payables		13,697	16,698	(9,017)
Increase in interest payable		-	-	171,319
Increase in payables in respect of long-term management fees		-	-	(2,774)

		435,527	24,214	534,227

Appendix B – Non-cash transactions

1.	Fixed assets	11,657	29,951	19,191

2.	Programming rights	4,025	9,405	6,718

3.	Inland operators license	2,562	-	-

4.	Shareholders’ loan to investee company	7,072	-	-

*	Regarding discontinuance of the adjustment for the effect of inflation based on the CPI for December 2003 - see Note 2C.

**	Restated (see Note 2X).

The notes to the financial statements form an integral part thereof.

12

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General

A.	Description of the Company

1.

Tevel Israel International Communications Ltd. (under creditors arrangement) (hereinafter – “the Company”) holds 100% of the share capital of Gvanim Cable Television Ltd. (under creditors arrangement) (hereinafter – “Gvanim”), and Gvanim holds 90% of the share capital of Gvanim Krayot Cable Television (1989) Ltd. (under creditors arrangement) (hereinafter – “Gvanim Krayot”). The activities of Gvanim and Gvanim Krayot and integrated with those of the Company, and they operate as one business group (hereinafter together – “the Tevel Group”).

2.

The Tevel Group holds Inland Operator Limited Partnership (hereinafter – “the Infrastructure Partnership”), which was set up on December 30, 2001, which the Company, Gvanim and Gvanim Krayot hold at the rates of 60.999%, 21% and 18% and the general partner, Inland Operator (2001) Ltd., holds 0.001%. The general partner, Inland Operator (2001) Ltd., is an investee company of the Company, Gvanim and Gvanim Krayot held by them at the rates of 61%, 21% and 18%, respectively (see also Note 6C(3)).

3.

The Tevel Group holds 32.36% of the Hot Telecom Partnership (hereinafter - Hot Telecom) which was established together with the other cable television companies in November 2003 for the purpose of erection and operation of inland communication services over the cable network (see also Note 1D below).

4.

The Tevel Group has general licenses for cable TV broadcasting, by virtue of which the Tevel Group provides cable television broadcasts to its customers (hereinafter – “the Broadcasting Licenses”). The Company has a Broadcasting License for the Tel-Aviv–Givataim, Nazareth-Jezreel Valley, and Ashdod–Ashkelon areas. Gvanim and Gvanim Krayot have Broadcasting Licenses for Rishon Le Zion, Modiin, Ramle, Lod, the Krayot area of the Haifa Bay, the Western Galilee, Carmiel, Maalot, the Lower Galilee and their surrounding areas.

The Broadcasting Licenses were granted in July 2002 for a 15-year period, where the Cable and Satellite Television Broadcasting Council (hereinafter – “the Council”) is permitted to extend them, at the request of the license holder, for additional periods of ten years each.

5.

The Company holds 35% of the rights in the Golden Channels partnership. Golden Channels has Broadcasting Licenses for the Ramat-Gan, Petah-Tikva, Bet-Shean and Jerusalem area. Golden Channels holds 75% of the share capital of Idan Israel Cable Systems Ltd. (hereinafter - Idan), which has Broadcasting Licenses for the Rehovot, Beer Sheva and Acco-Naharia areas. Similarly, Golden Channels holds 100% of the share capital of Edom Channels Ltd. (hereinafter - Edom) which provides broadcasting in Maale Adumim (Golden Channels, Idan and Edom are hereinafter called the “Golden Channels Group”). In addition, the Golden Channels Group holds 70% of Telecom Gold 2001, Limited Partnership, which has an inland communications license.

The Golden Channels group operates in a similar business and regulatory environment as does the Tevel Group.

As at December 31, 2005, the Golden Channels Group had a deficit on equity in the sum of NIS 495 million (December 31, 2004 - NIS 335 million) and a working capital deficit totaling approximately NIS 1,491 million (December 31, 2004 - NIS 1,382 million).

13

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

A.	Description of the Company (cont’d)

During 2005, the Golden Channels Group recorded operating losses in the sum of approximately NIS 58.9 million and net losses of NIS 126.8 million and positive cash flows from operations of approximately NIS 68 million (2004 - the operating profit of the Golden Channels group totaled approximately NIS 1.4 million, net losses were NIS 93.3 million and the positive cash flows from operations totaled approximately NIS 145 million).

Golden Channels notes in its financial statements as at December 31, 2005 that the financing of the deficit in working capital, payment of liabilities and continuation of the current operations of the Golden Channels group is dependent upon compliance with a business plan including positive cash flow from operations in the coming years, and the agreement of the banks not to demand repayment of loans granted or the granting of alternative credit. In the opinion of the partnership’s management, the banks will extend the credit period until at least January 1, 2007 and, similarly, the group expects to have positive operating cash flows.

In order to secure its liabilities to banks, Golden Channels undertook to comply with financial and other covenants relating, among others, to compliance with financial ratios, profitability and the number of subscribers to Idan. As at December 31, 2005, Golden Channels is not in compliance with some of these covenants.

Consequently, Golden Channels long-term loan in the sum of NIS 4,650 thousand has been classified as part of short-term liabilities in the item “Bank credit”.
Golden Channels management is acting to alter the above mentioned conditions and does not expect that the bank will demand immediate repayment of the above loans.

Similarly, the group estimates that the launching of combined cable TV, internet and telephone services together with significant investment in network and infrastructure (including investment in telephony through Hot Telecom) will, in the future, lead to an increase in revenue and market share of the group in the communications market in Israel while achieving a recognizable improvement in the group’s operating profit.

6.

During 1989, the Cable Companies (including the Company) established Hot Vision Ltd. (hereinafter - Hot Vision), held 32.92% by the Company as at December 31, 2005 (32.8% as at December 31, 2004). Hot Vision is active in acquiring content and producing the channels “Hot 3” and “Hot Films” jointly for the Cable TV companies. Hot Vision’s activities are carried out in accordance with an approval of the Commissioner of Restrictive Practices.

In the past, Hot Vision signed agreements with some of its shareholders in respect of the provision of content acquired from the suppliers of rights. These agreements expire on December 31, 2005, with the shareholders having the rights to renew the agreements for further 12 months periods on terms to be agreed between the parties. The scope of transactions during 2005 and 2004 was of approximately NIS 26 million and NIS 68 million, respectively. Such an agreement between Hot Vision and Golden Channels is valid until December 31, 2006 and the agreement between Hot Vision and the Company expired on December 31, 2005 following the end of the commitment between the Company and the content supplier.

14

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

B.	The stay of proceedings order, the appointment of a trustee and the creditors arrangement

1.	In April 2003, Tevel Group requested the appointment of a trustee and special manager in accordance with Sections 350A through 350C of the Companies Law

Following this request, the Court granted the Tevel Group an order staying proceedings until June 27, 2002 and, since then, it has been extended a number of times, until January 11, 2004 (hereinafter – “the Order” and “the Stay of Proceedings Period”, respectively).

In the framework of the Order, a trustee and special manager (hereinafter - the Trustee) was appointed for the purpose of managing the business of the Tevel Group in the Stay of Proceedings Period and for purposes of preparation and approval of an arrangement and compromise plan between it and its creditors and shareholders.

According to the Order, the Tevel Groups debts as at the date of the granting of the Order, including interest and linkage thereon would be paid as part of a creditors arrangement.

2.

The trustee formulated a creditors arrangement which was presented to creditors and shareholders meetings of the Tevel Group and approved by them. In September 11, 2003, the arrangement was authorized by the court and on January 8, 2004, the creditors arrangement was enforced after receiving the approval of the Commissioner, the Supervisor of Banks, the Council for Cable and Satellite Broadcasting and the Ministry of Communications, all to the satisfaction of the trustee and the banking creditors of the Tevel Group.

3.	The principles of the creditors arrangement and their implementation up to December 31, 2005 is as follows:

A.

According to the creditors arrangement, the debts of the Tevel Group to creditors with ownership reservations would be paid at the rate of up to 75% of the original debt in quarterly payments. Five quarterly payments remain to be paid during 2006 and the first quarter of 2007 in the sum of approximately NIS 12.3 million.

B.

According to the creditors arrangement, the debts of Gvanim and Gvanim Krayot to unsecured creditors were fully paid out of surplus cash accrued by the trustee. The debts of Gvanim and Gvanim Krayot to their unsecured creditors (approximately NIS 21 million) were paid in three installments spread over two years. The third and final payment was implemented during 2005.

C.

In accordance with the arrangement, the Company’s debts to unsecured creditors totaling approximately NIS 391 million were partially paid out of the proceeds received from the sale of the Company’s holdings in Netvision Ltd. and Globcall Communications Ltd.

Following the sale of Netvision and Globcall, the Company made a partial payment to unsecured creditors in the sum of approximately NIS 104 million. The balance of the proceeds received from the sale of Netvision and Globcall in the sum of approximately NIS 32 million (an amount which includes interest and linkage from the date of sale) remains in the Company until final clarification regarding two claims of debt, and will be distributed in the future between the claimants and the creditors based on the outcome of this clarification.

15

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

B.	The stay of proceedings order, the appointment of a trustee and the creditors arrangement (cont’d)

D.

Proceeds from the cable tv activities and proceeds from the sale of assets used in these activities (other than the sale of the holdings in Netvision and Globcall as mentioned above) will be used to repay the Group’s debts to secured creditors (approximately NIS 3.1 billion) and for payment of other debts as defined in the arrangement, including part of the debt to creditors with ownership claims and part of the debt in respect of shareholders’ loans to one of the principal shareholders as detailed in E below.

During 2005, the Company transferred approximately NIS 144 million to banks out of the trustee’s accrued funds as payment of current interest relating to 2005.

E.

The creditors arrangement determines that most of the debt of the Company in respect of loans granted by the principal shareholders of the Company (approximately NIS 174 million) will be regarded as if converted to shares, and the balance of the debt, in the sum of approximately NIS 54 million will be repaid after Tevel’s debts to the secured banks have been fully repaid, this should there remain any balance to distribute. The debt to shareholders in respect of management fees was written off.

Consequently, during 2004, the Company wrote off the balance of the debt to shareholders in respect of management fees in the sum of NIS 45 million and most of its debts in respect of shareholders’ loans in the sum of NIS 174 million.

The write off of Company debts to shareholders in the total sum of NIS 219 million was recorded as a capital reserve in accordance with Securities Regulations.

F.

Upon implementation of the creditors arrangement, most of the claims and legal proceedings against the Company in the courts and relating to its debts in the period prior to the stay of proceedings order, including class action claims, were written off or ceased (see Note 16).

C.	Financing of continued activities

The Company is negotiating with the banks in respect of the receipt of credit to finance its activities and investments and those of Hot Telecom for 2006. In respect of the Group’s investments in Hot Telecom for 2006, the group expects to receive credit in the sum of approximately NIS 36 million.

16

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

D.	Hot Telecom - Limited Partnership

1.

Through the Inland Operator Partnership, the Tevel Group holds 32.36% of Hot Telecom Limited Partnership (hereinafter - Hot Telecom) which was established together with the other cable tv companies in November 2003 for the purpose of erecting and operating inland communication services over the cable network. Hot Telecom commenced its activities on January 1, 2004.

On November 25, 2003, the Ministry of Communications granted the partnership a general license for the provision of inland stationary Bezeq services (hereinafter - the inland operators license), including telephony services, internet service provider access, infrastructure services for cable tv broadcasting, data communications and binary transmissions and other services. The license is for a 20 year period, where the Minister of Communications has the right to extend it for further periods of 10 years each.

The Inland Operations License was instead of (and cancelled) the previous Licenses granted in 2002 to the partnerships of the cable companies (hereinafter - the previous licenses).

On March 16, 2005 the License granted to Hot Telecom was altered to allow Hot Telecom to enter agreements with subscribers, including subscribers of the previous license holders (among these the Inland Operators Partnership) for the purpose of supplying access services to internet operators, through the previous license holders, such services to be regarded as services provided by Hot Telecom for a period from the date of grant of the license until the date of merger between the cable companies. As at the date of the financial statements the private sector internet activities are being operated through the Inland Operators Partnership whereas the business sector internet activities are being carried out through Hot Telecom.

The approval of the Commissioner of Restrictive Practices for the merger of the cable companies as of April 22, 2002, as amended and extended from time to time (“the Commissioners terms for the merger”) determines that the amount of investment in telephony by Hot Telecom will be in a sum not less than NIS350 million plus any amount necessary to realize Hot Telecom’s business plan for the provisions of telephony services fully competing with those of Bezeq. According to the Commissioner’s terms Hot Telecom will have to invest the sum of at least NIS 190 million by June 30, 2005. By June 30, 2006 the further sum of NIS 160 million will have to be invested, plus any sum necessary to realize Hot Telecoms business plan for the provision of telephony services. Similarly, the Commissioners terms for merger determines minimum numbers of subscriber connections to Hot Telecom services for the years 2005-2007.

As at the date of authorization of those financial statements Hot Telecom is in compliance with the terms determined by the Commissioner relating to the amount of investments and number of subscribers. As at the date of authorization of the financial statements the amount of Hot Telecom’s investments totaled approximately NIS 309 million.

17

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

D.	Hot Telecom - Limited Partnership (cont’d)

According to the Communications Law, the grant of the license to Hot Telecom was conditional upon the transfer by the broadcast license holders to a body holding the inland operations license of the rights to the cable network they use for their broadcasts. Nevertheless, the inland operations license granted to the partnership and subsequently the license granted to Hot Telecom determined that for a transition period which would end no later than June 30, 2006 or on the date of merger between the cable broadcasting license owners, whichever is earlier, and based on an agreement between Hot Telecom and the broadcasting license owners, Hot Telecom would have the exclusive right, among others, to use the network, operate, maintain, develop and improve it and to carry out any activity according to the license and the Communications Law.

At the end of the transition period the cable companies will have to transfer ownership of the cable network to Hot Telecom. As at the date of authorization of these financial statements ownership of the cable network has not yet been transferred to Hot Telecom.

2.

On September 15, 2005 an agreement was signed between Hot Telecom and the cable companies according to which the cable companies granted exclusive network rental rights to Hot Telecom. Rights assignment rates and obligations were also signed according to which the previous license holders assigned their rights and obligations according to the agreements for cable distributions rights signed in the past between the cable companies and the previous license holders to Hot Telecom. The rental charge has not yet been determined.

This agreement is in effect retroactive to November 25, 2003 and until the end of the transition period as defined above. The Consideration for the right of use of the network and consideration for the services to be provided by Hot Telecom to the cable companies has not yet been determined.

According to the founders agreement of the General Partner to the partnership (Hot Telecom Ltd.), the shareholders undertook to provide Hot Telecom with the necessary finance for the partnerships activities for a period of 3 years from the date of approval of the business plan, at dates and in amounts to be approved by the Board of Directors (“the basic finance”). After providing the basic finance the parties agreed to provide further credit necessary for the continued operation of Hot Telecom, in accordance with the business plan.

During May 2005, the cable companies presented a business plan to the banks for the authorization of an inclusive credit framework of NIS 534 million which would be used to finance the planned activities of Hot Telecom.

In July 2004, the cable companies applied to the banks to authorize credit facilities for 2004 in the sum of 37 million dollars. The banks granted approval in principle for the financing of the first stage of the investment plan presented as part of Hot Telecom’s business plan. The credit facility to be made available for the first stage was in the sum of 37 million dollars.

In September 2005, some of the cable companies approached the banks with a request to extend further credit facilities of 38 million dollars (per their share) to cover Hot Telecom’s 2005 investments according to the business plan. Most of the banks granted oral approval in principle and most of the sums requested were received. In conjunction, Hot Telecom is active, together with the cable companies, in the search for further sources of finance.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

E.	Structural separation

The broadcasting and inland operator licenses contain instructions relating to the existence of structural separation between the owners of the two types of license. In accordance with these instructions there are limitations on the identity and number of directors’ active on the boards of broadcasting license owners and of the general partner of an inland operations license.

In addition, and in accordance with the relevant licenses, if a further general broadcasting license over the cable network is granted, or if the numbers of internet subscribers reaches 450,000, or if the numbers of Hot Telecom telephone subscribers reaches 250,000, or on December 31, 2007 (a condition appearing only in the broadcasting licenses) then the license owners will establish structural separation on the basis detailed in the licenses, including, inter alia, separation between the managements of the license owners, separation between the assets of the license holders and separation between the employees of the license holders.

F.	Merger of the Cable Companies

1.	Operational merger between the Cable companies

As from 2001, the Cable companies have acted to gradually merge their activities. The merger is intended, among others, to allow the merged entity to consolidate, streamline and expand its activities as a national body in the area of multi-channel television broadcasting, to compete more effectively with competitors (particularly the satellite company “YES”), to cooperate in various sectors of activity, including purchase of content, marketing and sales and in order to achieve significant savings in operating costs.

Approvals for the merger of the cable companies were received from the Commissioner of Restrictive Practices, the Council for Cable and Satellite Broadcasting and the tax authorities. In accordance with the position of the Supervisor of Banks at the Bank of Israel, the merger of the cable companies and the establishment of a merged cable company represents a deviation from Bank of Israel regulations and the “correct banking procedures” of the Supervisor of Banks, among others, as related to the “group of borrowers” restriction as this term is defined in the “correct banking procedures” instructions.

This position of the Supervisor has repercussions in respect of the granting of credit by a banking corporation and the allocation of the debts of the merged company, inter alia, to an indirect control holder of Matav and the other cable companies.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

F.	Merger of the Cable Companies (cont’d)

In June 2004, the operational merger between the cable companies (including the Company) commenced, with the purpose of increasing cooperation between the cable companies.

For this purpose, a joint administrative body was set up in order to supervise the operating merger and activities related to marketing, sales, engineering, customer service, operations and information systems of the cable companies (including Hot Telecom). The Company’s normal business activities in areas where cooperation is required are subject to decisions reached by the joint administration. However, significant decisions are subject to the authorization of the board of directors and the other accredited bodies of each of the cable companies as required by law. The cable companies agreed on principles for the allocation of costs according to the relative proportion of each company of all industry subscribers. The operational merger does not represent a statutory merger and does not include the transfer of assets and liabilities from a cable company to a joint entity or from one cable company to another. Each cable company remains the sole owner of all its assets and has the rights to the income received from its subscribers, see also section 2 below.

2.	The statutory merger

As part of the negotiations carried out in respect of the merger of the cable companies, on February 21, 2006 an agreement was reached between Matav - Cable Communication Systems Ltd. (hereinafter - “Matav”), the Fishman group, the Yediot Ahronot group and the banking corporations owning Tevel’s shares as to the principles for the merger of the cable companies other than the issue of the financing terms of the merged company in respect of which agreement was not yet reached (hereinafter - “the agreement in principle”).

According to the above mentioned agreements, Matav will absorb the activities and assets of the other cable companies in the sector of cable tv broadcasting and in the sector of inland communications by acquiring the activities and corporations belonging to the other cable groups for the consideration of US$ 1,350 per cable tv subscriber (hereinafter - “catv subscriber”) which will be paid by taking over financial debt of the merging companies (bank debt and other net finance debt as defined by the merging parties) in the amount of US$ 850 per catv subscriber acquired as part of the merger, and by the issue of shares to shareholders of the merging companies. The relative holdings in Matav’s shares after the merger will be in accordance with the relative number of catv subscribers of each party as at a date to be determined by the parties and consequently this will determine the number of shares to be issued to each party. The merger will take effect retroactively to January 1, 2006 so that the operating results of the merged activity as from that date will be attributed to the merged company.

Immediately prior to the merger, Matav, which has a lower financial debt as compared to the other cable companies, will acquire (through bank facilities) 125,000 subscribers from Tevel at a price which reflects a gross consideration of US$ 1,350 per each catv subscriber. On completion of this pre-merger transaction, Matav will have approximately 40% of all catv subscribers of the cable companies.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

F.	Merger of the Cable Companies (cont’d)

In addition, the parties are negotiating arrangements relating to the appointment of directors of Matav following completion of the merger, and in respect of the rights of sale of Matav shares held by the banking corporations after the merger. These matters have not yet been agreed upon.

The finance terms in respect of the bank debt which Matav will have following the merger have not yet been determined.

The agreement in principle between the parties is conditional, inter alia, on signature on final documents between the parties, an agreement relating to Matav’s financing terms after the merger, approval of the Boards of Directors and managements of interested bodies, including approval of the general meeting of Matav as well as other regulatory approvals. There is no certainty that these conditions will be fulfilled or that the proposed merger will be completed under these or other terms.

G.

During November 2005, a proposed law was published as part of which it was proposed to amend the Communications Law in such a way as to oblige the cable tv companies to supply a basic package to their subscribers without the possibility of conditioning such supply on the purchase of broadcasts or other services which are not included in the basic package.

The Proposed Law also determines that the Minister of Communications, with the agreement of the Minister of Finance and after taking advice from the Council, can fix a price ceiling for the above mentioned basic package, based on the costs of supplying the package and the addition of reasonable profit to the cable tv companies. According to the proposed law, the amendment to the Communications Law should become effective as of January 1, 2007.

Company management estimates that should the amendment be accepted, it is liable to cause changes in the habits of subscribers of multi-channel television. As at the date of authorization of these financial statements the Company is unable to estimate the effects of the proposed legislation on its future operating results.

H.

During October 2005, the Ministry of Communications requested that the cable tv companies present their position in respect of the request of YES to provide services using Bezeq’s infrastructure. The cable tv companies position was presented to the Ministry of Communications in January 2006, and to the best of the Company’s knowledge there has since been no change in the status of this matter.

In the estimation of management of the Company, in the event that YES will commence to provide services in the future using this technology then the cable tv companies will not be the only suppliers of this service, and as long as Bezeq will be allowed to supply content in cooperation with YES, then there may be a material adverse effect on the Company’s business and its future operating results.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 1  –  General (cont’d)

I.

During August 2005, the Government decided to promote the erection of a terrestrial digital unified network with a national spread, for the free distribution to the public of the Broadcasting Authority’s television channels (Channels 1 and 33), the commercial television channels (Channel 2 and 10) and the Knesset channel (Channel 99).

According to the above mentioned Government decision, an inter-departmental tender committee was appointed to choose the entity which would plan, erect and operate the distribution of the above mentioned channels. The Government decision also determined that the tender committee would require the winner of the tender to undertake that commencement of the distribution of broadcasts in the above mentioned manner would commence no later than January 1, 2007.

In the estimation of Company management, should the Government’s decision be implemented, this may cause changes in the habits of subscribers of multi-channel television. As at the date of authorization of these financial statements, the Company cannot estimate the effect that implementation of the Government decision will have on its future operating results.

Note 2  –  Reporting Principles and Accounting Policies

A.	General

The financial statements have been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) - 1993.

B.	Definitions

In these financial statements:

(1)	Subsidiaries – companies, whose financial statements have been fully consolidated with those of the Company, whether directly or indirectly.

(2)	Proportionally consolidated companies – companies, whose financial statements have been proportionately consolidated with those of the Company, whether directly or indirectly.

(3)	Affiliates – companies other than subsidiaries or proportionally consolidated companies, the Company’s investment in which is included on the equity basis, whether directly or indirectly.

(4)	Investee companies – subsidiaries, proportionately consolidated companies and affiliates.

(5)	Related parties – as defined in opinion 29 of the Institute of Certified Public Accountants in Israel (the “ICPAI”).

(6)	Interested parties – as defined in paragraph (1) of the definition of “an interested parties” in a company in Section 1 of the Israeli Securities Law – 1968.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

B.	Definitions (cont’d)

(7)	Controlling shareholders – as defined in Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and a Controlling Shareholder Therein) – 1996.

(8)	CPI – The Israeli Consumer Price Index as published by the Central Bureau of Statistics.

(9)	Adjusted amount – The nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

(10)

Reported amount – The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

(11)	Adjusted financial reporting – Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

(12)	Nominal financial reporting – Financial reporting based on reported amounts.

C.	Financial statements in reported amounts

(1)

In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements to the effect of inflation was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustment as of January 1, 2004.

(2)

In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the CPI. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included in their nominal values.

(3)	Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

(4)	The term “cost” in these financial statements means the reported amount of cost.

(5)	All the comparative data for periods prior to January 1, 2004 are stated adjusted to the CPI of December 2003.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

D.	Reporting principles

(1)	Balance sheets:

	a.	Non-monetary items (mainly – fixed assets, inventory, inventory of work in progress, investments presented at cost) are stated at reported amounts.

	b.	Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

(2)	Statements of operations:

a.

Income and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses, deferred income, etc.) or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance.

	b.	All other operating items (such as: sales, purchases, current manufacturing costs, etc.) are stated at their nominal values.

(3)	Statement of changes in shareholders’ equity:

A dividend declared in the period of the report is stated in nominal values.

E.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the current period. Actual results may differ from such estimates.

F.	Consolidated financial statements

1.

The consolidated financial statements include the financial statements of the Company and companies over which the Company has control. Jointly controlled companies are consolidated in the financial statements by the proportionate consolidation method.

2.

For the purpose of consolidation, the amounts appearing in the financial statements of the subsidiaries were included after the adjustments required by application of the uniform accounting policies used by the Group.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

F.	Consolidated financial statements (cont’d)

3	a)	Unallocated excess of cost (after tax allocations due to timing differences) is included in the consolidated financial statements in the item “other assets”.

	b)	Excess of cost allocated to assets and liabilities have been included in the relevant balance sheet items.

4.

As from January 1, 2004, the Company applies Accounting Standard No. 20 regarding the amortization period of goodwill. Goodwill is presented in the consolidated balance sheet under the item of “other assets and deferred expenses” and is systematically amortized over the period of its useful life. The amortization period reflects the best possible estimate of the period over which the Company anticipates to obtain future economic benefits from the goodwill. (See Note 2W(5)).

5.	Intercompany balances and transactions were eliminated upon consolidation, as was profit from intercompany sales not yet realized outside the Group.

6.	a.

The consolidated financial statements include the proportionate parts of assets, liabilities, expense and revenue items, of proportionately consolidated companies according to the rates of holding therein.

	b.	Profits from sales of the holding company to proportionately consolidated companies that were not yet realized outside the Group were eliminated according to the rates of holding therein.

	c.	Profits from sales of the proportionately consolidated companies to the holding company that were not yet realized outside the Group were eliminated at the full amount of the holding company’s profit.

G.	Investments in affiliates

1.

Investments in affiliated companies are stated on the equity basis unless otherwise indicated. When calculating the Company’s equity, losses in respect of the expected realization of convertible securities issued by affiliated companies are taken into account, if such conversion or realization is probable.

In determining the net asset value of such investments the amounts taken into consideration are the amounts appearing in the financial statements of those companies, after the adjustments required by the application of the uniform accounting policies used by the Group.

2.	See Note 2F(4) above regarding amortization policy of unallocated excess of cost.

3.	Regarding impairment in value of investments in affiliates - see Note 2U.

4.

Losses in excess of its shareholders’ equity have been suffered by an affiliated company. The Company has recorded its share in the losses of the affiliate up to the level of its investment in that company plus losses it is likely to suffer as a result of a guarantee granted by the Company to the affiliate.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2   –  Reporting Principles and Accounting Policies (cont’d)

H.	Investments in other companies

Investments in other companies are stated at cost unless there has been an impairment in value which is not of a temporary nature. Write-downs in respect of the decline in value of these investments, which are determined in accordance with the opinion of management based on an examination of the overall relevant aspects and the significance of each and which are not of a temporary nature, are charged to the statement of income.

I.	Exchange rates and linkage bases

1.

Assets and liabilities in foreign currency, or linked thereto, are included in the financial statements according to the representative rates of exchange published by Bank of Israel as at the balance sheet date.

Assets and liabilities linked to the CPI are included per the contractual linkage terms of each balance.

2.	Below are details of representative exchange rates and of the CPI:

	For the year ended December 31

	2005	2004	2003

CPI in points (2000 average basis)	117.04	114.32	112.95
Exchange rate of the U.S. dollar (in NIS)	4.603	4.308	4.379
Rate of increase (decrease) in CPI	2.38%	1.21%	(1.88)%
Rate of increase (decrease) in rate of exchange of the U.S. dollar	6.85%	(1.62)%	(7.56)%

J.	Income recognition

1.	Subscription income is included in the statement of income on a monthly basis as realized. Income is stated net of discounts the Company grants to its customers from time to time.

2.

Income from deposits is recognized through amortization at the annual rate of 10%, of the original deposit linked according to the terms of the franchise and the license which replaced it. See Note 2N.

3.	Communication services - Income from the sale and rental of telephone exchanges are recognized following installation at the customers’ premises or over the rental period respectively.

K.	Cash and cash equivalents

Cash and cash equivalents include bank deposits the date of maturity of which at the time of their deposit was not in excess of three months.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2   –  Reporting Principles and Accounting Policies (cont’d)

L.	Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method, based on the estimated useful life of the asset.

Annual depreciation rates are as follows:

%

Buildings	4
Electronic equipment, computers and communications systems	8-33
Converters	15–20
Cables	3-11
Motor vehicles	15
Office furniture and equipment	6-10

Improvements in leasehold premises are amortized over the rental period, not exceeding the period of economic benefit to the Company. Leasehold rights are amortized over the lease period.

Depreciation of the “head ends” is computed according to the average annual depreciation rate of electronic equipment of 15.

The annual rate of depreciation of the cable network is computed on the basis of components of the network, electronic equipment and cables. The weighted average rate of depreciation is 11.58%.

The investment in the cable network constructed by Bezeq was calculated at the construction cost of infrastructure per kilometer of network multiplied by the length of the cable network segments that were supplied to the Company. Recording of the said cable network that was constructed by Bezeq was made against a long-term loan, in accordance with the contract between the parties.

The investment in the cable network which was set up by other contractors is recorded based on actual cost.

Fixed assets that are leased under capital leases are stated as assets of the Company at ordinary purchase prices (without the financing component), and are depreciated at the rates relevant for such assets.

M.	Other assets and deferred expenses

1.	Other assets

Unallocated excess of cost relating to consolidated companies – as stated in Note 2F(4).

2.	Deferred expenses

Costs paid in connection with obtaining of licenses, are amortized over the period of the license.

27

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2   –  Reporting Principles and Accounting Policies (cont’d)

M.	Other assets and deferred expenses (cont’d)

3.	Broadcasting rights for movies and programs

Cost includes amounts committed for with suppliers of movies and television program broadcasting rights, plus direct costs expended for altering the relevant moves and programs for broadcast in Israel.

Usage rights for content provided to HotVision (a proportionately consolidated company) by its shareholders are included in this item.

The cost of rights are amortized on the basis of actual screenings, with a higher allocation to the first screening.

4.	Investment in limited partnerships

Investment is limited partnerships active in movie productions, where a proportionately consolidated company (HotVision Ltd.) is a limited partner, are presented at cost. The investments in such partnerships are amortized based on actual screenings.

5.	Inland Operators License

Costs paid in order to receive an Inland Operators License and those expended towards this end and the erection of inland communication systems are amortized on the straight line basis over the license period. During 2005, the license was transferred to Tevel which continues amortization over the same period.

N.	Customer deposits

Under the terms of the franchise and the license which replaced it, the Company collects deposits from customers for converters. The balance of these deposits is linked to the CPI from the date they were received by the Company according to the latest known index as at the balance sheet date (hereinafter – “the Linked Deposit”). The Company recognizes income at the annual rate of 10% from the value of the linked deposit.

O.	Deferred taxes

During July 2004, the Israel Accounting Standards Board published Standard No. 19 - “Taxes on Income”. The Standard determines that deferred tax liabilities have to be recognized in respect of all tax liable temporary differences, except for a small number of exceptions. Similarly, deferred tax assets have to be recognized for all tax deductible temporary differences, tax losses and benefits which have not yet been utilized, should it be probable that there will be taxable increase against which these could be utilized, other than a small number of exceptions.

The new standard is implemented by way of a cumulative adjustment of accounting method. Adoption of Standard 19 had no effect on the operating results of the Company.

Deferred taxes are computed in respect of timing differences between amounts included in the adjusted financial statements and amounts reported for tax purposes.

28

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2   –  Reporting Principles and Accounting Policies (cont’d)

O.	Deferred taxes (cont’d)

Deferred tax balances (asset or liability) are calculated at tax rates which will be applicable at the time of utilization of the deferred taxes, or utilization of the benefits, based on tax rates and laws whose enactment has been completed as at the balance sheet date.

The main items in respect of which deferred taxes were not calculated are as follows:

(a)	A temporary difference created upon the initial recognition of goodwill.

(b)	Investments in investee companies, since it is the intention of the Company to hold such investments and not to sell them.

(c)	Deferred tax assets in respect of temporary differences where the probability of realization of the deferred tax asset is doubtful.

(d)	Deferred taxes in respect of temporary differences relating to land that were created in business combinations.

P.	Provision for doubtful debts

The provision for doubtful debts is computed mainly at a variable rate in accordance with the age of the receivables.

Q.	Interested and related parties

Details in respect of interested and related parties have been included in accordance with the requirements of Opinion 29 of the Institute of Certified Public Accountants in Israel and Chapter 8 of the Securities Regulations (Preparation of Annual Financial Statements), 1993.

R.	Earnings per share

Earnings per share have been calculated in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

S.	Intercompany allocations

As from 2000, the employees of Gvanim and Gvanim Krayot became employees of the Company.

Salaries and related expenses, liabilities for employee severance benefits and the provisions for vacation pay and for employee vacation expense allowance are allocated to the above-mentioned companies in accordance with an agreement with the Company. The allocation rates appropriately reflect the personnel services provided by the Company. All other joint expenses are allocated according to usage rates.

29

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

T.	Derivative financial instruments

(1)

Gains and losses on derivative financial instruments held for purposes of hedging existing assets and liabilities are recorded on the statement of income in correspondence with the results of the assets and liabilities which they hedge.

(2)

Gains and losses on derivative financial instruments held as a hedge with respect to firm commitments are deferred and are recognized on the statement of income in the same period in which the gains and losses from the hedged transactions are recognized.

(3)	Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as incurred as part of the financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotations, the fair value is determined on the basis of a valuation model.

U.	Impairment in value of assets

The Company applies Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter – the standard). The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The standard applies to all the assets in the consolidated balance sheet, except inventory of buildings for sale, tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the Company recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

In September 2003 the Israel Accounting Standards Board published Clarification No. 1 regarding the accounting treatment of an impairment in value of an investment in an investee company that is not a subsidiary (hereinafter – the clarification). The clarification provides that in the periods following the period in which a provision was created for the first time in respect of the impairment in value of an investee company that is not a subsidiary, the investment in the investee company should be presented at the lower of the recoverable value and the amount of the investment based on the equity method, with the recoverable amount being calculated in each reporting period in which there are indicators that there has been a change in the recoverable value. Losses from impairment in value of an investee company that is not a subsidiary, which were recognized or cancelled in the period, are included in the item of the Company’s equity in the earnings (losses) of affiliated companies.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

U.	Impairment in value of assets (cont’d)

In February 2005, the Israel Accounting Standards Board published clarification No. 6 regarding the accounting treatment of an impairment in value of the assets of an investee company that is not a subsidiary. The clarification requires determination of the recoverable value of each one of the cash generating units or identified assets of the affiliated company, for which there are indications of an impairment in value or indications that a loss from impairment that was recognized in prior years no longer exists or has decreased. The decline or increase in value will be examined from the point of view of the holding company.

In 2004, the financial statements include a loss from impairment in value of NIS 11,578 thousand and NIS 6,667 thousand, consolidated and company, respectively. The write down includes an impairment in value of analog converters in the sum of NIS 8,530 thousand and NIS 6,019 thousand, consolidated and company, respectively, and write-off of leasehold improvements due to vacation of a building in Tel-Aviv in the sum of NIS 2,398 thousand and additional amortization of cable network of NIS 648 thousand, due to its replacement.

V.	Effect of changes in foreign currency exchange rates

As of January 1, 2004, the Company implements Accounting Standard No. 13, “Effect of Changes in Exchange Rates of Foreign Currency”. The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity. The standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of autonomous foreign investees.

Transactions in foreign currency

Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

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Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

W.	Disclosure of effect of new accounting standards in the period prior to their implementation

(1)

In July 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (hereinafter – the Standard). The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities, and it annuls Opinion 53, “The Accounting Treatment of Convertible Liabilities” and Opinion 48, “The Accounting Treatment of Options”. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The Standard provides that it is to be adopted on a prospective basis.

Implementation of the new Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

(2)

In September 2005 the Israel Accounting Standards Board published Accounting Standard No. 24, “Share- Based Payments” (hereinafter – the Standard). The Standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the Standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. Furthermore, the Standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. The Standard will apply to financial statements for periods beginning as from January 1, 2006 and early implementation is recommended. The instructions of the Standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the Standard. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of the Standard, the Standard is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the instructions of the new Standard, and comparative data relating to periods after March 15, 2005 is to be restated.

Implementation of the new Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

(3)

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, “Earnings per Share (hereinafter – the Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) with the weighted average number of ordinary shares outstanding (the denominator) during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard regarding earnings per share are to be implemented retroactively on comparative data for prior periods.

32

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

W.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

(3)	(cont’d)

Implementation of the new Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

(4)

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (hereinafter – the Standard). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues deriving from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date the Standard comes into effect.

Implementation of the new Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

(5)

In March 2006, the Israel Accounting Standards Board published an amendment to Accounting Standard No. 20, “The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company” (hereinafter – the Standard). The new Standard replaces Accounting Standard No. 20, “Goodwill Amortization Period”. In accordance with the Standard, goodwill and intangible assets with an unlimited useful life, which were identified at the time of purchasing an investee company, will not be amortized. Instead, an examination of impairment in value should be performed once a year or more frequently if events or changes in circumstances indicate that there may have been an impairment in the value of goodwill or of an intangible asset with an unlimited useful life. The Standard applies to financial statements for periods beginning on January 1, 2006 or thereafter. The transition date for discontinuing the amortization of goodwill is January 1, 2006 according to this Standard. Accordingly, an entity is to discontinue amortizing goodwill included in the financial statements, including goodwill included in the balance of an investment in an investee company that is not a subsidiary, as from the financial statements for periods beginning on the day after the transition date.

Implementation of the new Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

33

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 2  –  Reporting Principles and Accounting Policies (cont’d)

X.	Restatement

Following the determination of the Securities Authority in accordance with Matav’s application, the Company ceased the proportional consolidation of the Hot Telecom partnership. 2004 comparative data was restated.

In addition, the Company updated its rate of holding in HotVision Ltd. based on the weighted percentage of the number of active subscribers. 2004 comparative data was restated.

Effect on the consolidated balance sheet as at December 31, 2004

	As originally reported	Effect of restatement	As reported in these financial statements

	NIS thousands	NIS thousands	NIS thousands

Cash and cash equivalents	87,142	(735)	86,407
Trade receivables	35,158	467	35,625
Debtors and debit balances	31,202	14,166	45,368
Long-term debit balances	2,593	(15)	2,578
Fixed assets	801,179	(15,913)	785,266
Other assets and deferred expenses	311,470	2,950	314,420
Bank credit	(2,444,125)	(4,392)	(2,448,517)
Suppliers and service providers	(152,440)	6,548	(145,892)
Creditors and credit balances	(96,644)	737	(95,907)
Liabilities for cessation of employee/employer relations, net	(5,481)	77	(5,404)
Excess of Company’s share in losses of affiliate over investment	-	(3,904)	(3,904)
Related parties	(82)	82	-
Shareholders’ equity	1,905,131	(68)	1,905,063

The effect on accumulated losses as at January 1, 2003

NIS thousands

As originally reported	(1,662,433)

Effect of restatement	68

As reported in these financial statements	(1,662,365)

34

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 3  –  Cash and Cash Equivalents

	Consolidated		Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Israeli currency	55,406	37,801	44,042	34,226
Foreign currency	12,614	48,606	12,614	48,598

	68,020	86,407	56,656	82,824

Note 4  –  Trade Receivables

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current debts	29,708	45,146	8,936	11,945
Credit to customers	1,833	1,860	1,069	1,180

	31,541	47,006	10,005	13,125

Less: provision for doubtful debts	(6,264)	(11,381)	(4,250)	(6,419)

	25,277	35,625	5,755	6,706

Note 5  –  Other Receivables

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Prepaid expenses	2,923	2,842	4,067	4,087
Advances to suppliers and other receivables	4,059	11,761	2,541	7,273
Government institutions	611	6,266	512	7,449
Consolidated companies	-	-	115,588	82,159
Affiliated companies	-	* 8,163	-	* 8,163
Receivables from use of programming rights (1)	-	3,961	-	7,850
Employees	146	123	106	93
Other receivables	255	224	-	-

	7,994	33,340	122,814	117,074

(1)	See Note 16B(11).

*	Reclassified

35

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies

A.	Investments in investee and other companies

		Consolidated		The Company

		December 31 2005	December 31 2004	December 31 2005	December 31 2004

	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands

In long-term balances:
Investment in Hot Telecom Limited Partnership	6D(1)	61,886	8,124	-	-

As part of current assets:
Investment in Netvision Ltd.	6D(2)	-	-	-	-

Investment in Inland Operator Limited Partnership	6C(3)	-	-	35,900	-

Investment in HotVision	6C(4)	-	-	*464	* 464

Investment in Golden Channels & Co.	6D(3)	69,909	136,113	62,909	136,113

		131,795	144,237	106,273	* 136,577

B.	Liability for investment in investee company

		Consolidated		The Company

		December 31 2005	December 31 2004	December 31 2005	December 31 2004

	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands

As part of current liabilities
Investment in Tevel – Telecom Ltd.	6C(2)	-	-	-	-

In long-term balances:

Investment in Inland Operator Limited Partnership	6C(3)	-	-	-	(11,692)

Investment in Gvanim Cable Television Ltd.	6C(1)	-	-	(322,689)	*(141,682)

		-	-	(322,689)	(153,374)

*     Restated (See Note 2(X)).

36

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries

(1)	Investment in Gvanim

Composition of investment:

	Percentage holding in company	The Company

		December 31 2005	December 31 2004

	%	NIS thousands	NIS thousands

Cost	100	959,701	959,701
Equity in losses from date of acquisition (not including amortization of unallocated excess of cost accumulated from the date of acquisition)		(464,147)	*(365,134)
Amortization of unallocated excess of cost accumulated from the date of acquisition		(628,614)	(546,620)
Less: dividend received		(189,629)	(189,629)

		(322,689)	*(141,682)

	December 31, 2005		December 31, 2004

	Original amount	Balance	Original amount	Balance

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance of unallocated excess of cost	819,932	191,318	819,932	273,311

See Note 2E(3) regarding the amortization of unallocated excess of cost.

37

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries (cont’d)

(1)	Investment in Gvanim (cont’d)

Changes in investment:

	2005	2004

	NIS thousands	NIS thousands

Balance at the beginning of the year	*(141,682)	* 41,780

Changes during the year:
Equity in losses for the year	(99,012)	(101,487)
Amortization of unallocated excess of cost	(81,995)	(81,995)

Balance at the end of the year	(322,689)	*(141,682)

* Restated.

(2)	Investment in Tevel Telecom Ltd.:

Until March 16, 2004, Tevel Telecom held 50% of the share capital of Globcall Communications Ltd., which is engaged in the provision of switchboard and private network services).

On March 16, 2004, as part of the implementation of the creditors arrangement and in order to realize the Company’s investments in Globcall, the Company sold its shares in Tevel Telecom to Discount Investment Corporation Ltd. According to the agreement between the parties, the Company received NIS 45 million for the share of Tevel Telecom and in payment of a loan balance the Company had extended to Globcall. The shareholders loan extended to Tevel Telecom was written off. Following the sale, the Company recorded profit in the sum of NIS 39 million.

Composition of investment:

December 31 2004

NIS thousands

Cost	(40,497)
Equity in losses from date of acquisition (not including amortization of unallocated excess of cost accumulated from the date of acquisition)	(1,130)
Amortization of unallocated excess of cost	(130)
Sale of Company shares	41,757

-

38

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries (cont’d)

(3)	Investment in Inland Operator, Limited Partnership:

The Tevel Group holds Inland Operator Limited Partnership (hereinafter – “the Infrastructure Partnership”), which was set up on December 30, 2001, where the Company, Gvanim and Gvanim Krayot hold at the rates of 60.999%, 21% and 18%, respectively, and the general partner, Inland Operator (2001) Ltd., holds 0.001%. The general partner, Inland Operator (2001) Ltd., is an investee company of the Company, Gvanim and Gvanim Krayot held by them at the rates of 61%, 21% and 18%, respectively.

On March 17, 2002, the Minister of Communications gave the Infrastructure Partnership a general license for operating local stationary Bezeq services which includes, among other things, a license to provide access services to Internet suppliers and infrastructure services for distribution of cable television broadcasts. On November 15, 2002, at the request of the Infrastructure Partnership, the license was expanded to include the provision of data communication, digital transmission and optical transmission services.

The local license partnership commenced its operations on January 1, 2003. Up to this date, the Partnership’s activities were carried on by the Tevel Group with the agreement of all partners in Limited Partnership. The license granted to Inland Operator was replaced by the license granted to Hot Telecom. As at the date of authorization of these financial statements the private sector internet activity had not been transferred to Hot Telecom and this is still carried out by Inland Operator.

In respect of the change in the inland operators license on March 16, 2005, see Note 1D.

	Company

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Composition of investment:
Cost	-	-
Share in losses accumulated from inception	(41,590)	(23,720)
Long-term loan to affiliated company*	77,490	** 12,028

	35,900	(11,692)

	Company

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Changes in investment:
Balance at the beginning of the year	(11,692)	(17,483)
Changes during the year:	(17,870)	(6,237)
Share in loss for the year	65,462
Grant of loan to affiliated company		** 12,028

	35,900	(11,692)

*	The Partnership granted a loan through the parent company to the Hot Telecom partnership (affiliated partnership). The loan is unlinked, bears no interest and is without a repayment date.

**	Reclassified

39

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries (cont’d)

(4)	Investment in Hot Vision Ltd. (formerly ICP, hereinafter - “Hot Vision”)

The Company holds approximately 30% of the preferred share capital and 19.83% of the ordinary share capital of Hot Vision (the Company and Gvanim together hold 32.92% of the ordinary share capital of Hot Vision).

The preferred shares grant their owners exclusive liquidation profit distribution rights up to a sum of approximately NIS 17 million. Other profit will be divided among the shareholders in proportion to their holdings.

The holdings in ordinary shares are determined annually based on the relative proportion of the shareholders in the total number of catv subscribers.

Following the Commissioners approval for continued cooperation of the cable tv companies under the Hot brand name (see Note 1C) and the cable tv companies preparations for broadcasting merger, there were changes in the character of operations and management of Hot Vision so that this reflects joint control of the cable tv companies in Hot Vision. Consequently, as from December 31, 2003, Hot Vision is proportionately consolidated (see Note 2E16) in respect of the Company’s relative proportion of Hot Vision’s assets and liabilities).

An indemnity agreement was signed between Hot Vision and the cable companies according to which the cable companies have undertaken to jointly bear payments in respect of agreements, disagreements and legal proceedings between any of the cable companies and movie suppliers.

In respect of a claim filed by a movie supplier against Golden Channels and in respect of which Hot Vision is entitled, according to the agreement, to indemnity from the other cable companies, see Note 16A(3)(D).

The Group is a guarantor to banking corporations in respect of Hot Vision’s liabilities, also in excess of the Group’s share in Hot Vision (see Note 16C(7)).

Hot Vision has received a demand from Bank Hapoalim to repay its credit balances in the sum of approximately NIS 78 million. Hot Vision is working with Bank Hapoalim in order to extend the period of the credit facility.

	Company

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Composition of investment:
Cost	80	* 80
Share in losses accumulated from inception	384	* 384

	464	* 464

40

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries (cont’d)

(4)	Investment in Hot Vision Ltd. (formerly ICP, hereinafter - “Hot Vision”)

	Company

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Changes in investment:
Balance at the beginning of the year	464	464
Changes during the year:
Share in loss for the year	-	-

Balance at the end of the year	464	464

D.	Investments in affiliated companies

(1)	Investment in Hot Telecom Limited Partnership (hereinafter - “Hot Telecom”)

The Tevel Group, through Inland Operators Partnership, owns 32.36% of the Hot Telecom Partnership which was established in November 2003 for the erection and operation of inland communication services on the cable network and commenced its activities on January 1, 2004.

The other partners in Hot Telecom are the other cable companies Matav and Golden Channels who hold 26.59% and 41.05% in Hot Telecom, respectively. An extra 1% of Hot Telecom is held by Hot Telecom Ltd. which is held by the three cable companies based on the same proportion, and it acts as the General Partner of Hot Telecom.

	Consolidated

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Composition of investment:
Equity in accumulated losses	(15,602)	(3,904)
Long-term loan	77,488	12,028

	61,886	8,124

	Consolidated

	2005	2004

	NIS thousands	NIS thousands

Changes of investment:
Balance at the beginning of the year	8,124	-
Changes during the year:
Equity in loss for the year	(11,700)	(3,904)
Investment in loans	65,462	12,028

	61,886	8,124

* Reclassified

41

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries (cont’d)

D.	Investments in affiliated companies (cont’d)

(2)	Investment in Netvision Ltd. (hereinafter - “Netvision”)

Until March 16, 2004, the Company held 50% of the control rights in Netvision, and 45.66% of the share capital as at that date (after taking account of employee options exercised).

Part of the shares in Netvision were acquired on April 5, 2000.

In respect of this acquisition, no agreement was signed and the value of the acquisition was estimated according to a previous transaction carried out. During 2003, the parties to the transaction came to an agreement regarding the consideration, which was paid by way of setoff.

The consideration determined was lower than the previous estimate used to record the transaction. The difference was treated as a change in estimate of the balance of the unallocated original difference.

On March 16, 2004, as part of the implementation of the creditors arrangement, the Company sold its shares of Netvision to Discount Investment Corporation Ltd. in consideration of NIS 90 million. As a result of this sale, the Company recorded profit of approximately NIS 80 million.

See Note 2E(3) regarding the amortization of unallocated excess of cost.

(2)	Investment in Netvision Ltd. (hereinafter – “Netvision”)

Changes in investment:

Consolidated and Company

2004

NIS thousands

Balance at the beginning of the year	8,352

Changes during the year:

Equity in income for the year	199
Sale of Company shares	(8,551)

Balance at the end of the year	-

42

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6  –  Investee and Other Companies (cont’d)

C.	Investments in subsidiaries (cont’d)

D.	Investments in affiliated companies (cont’d)

Investment in Golden Channels & Co. (cont’d)

On November 2, 2000, an agreement was signed whereby the Company acquired 35% of the rights in Golden Channels & Co., General Partnership (hereinafter – Golden Channels) for the total consideration of approximately 185 million dollars.

The transaction was conditional upon receipt of all approvals required by law, including the approval of the Commissioner and the Council.

By June 9, 2003, all the required approvals had been received and all the conditional terms for completion of the transaction had been complied with. During June 2003, the Company appointed two of its representatives to the management committee of Golden Channels and commenced its involvement in the management of Golden Channels.

Golden Channels has broadcasting licenses for the Ramat-Gan, Petah Tikva, Beit Shean and Jerusalem areas. Golden Channels holds 75% of the share capital of Idan Cable Systems Ltd. (hereinafter - “Idan”) which has broadcasting licenses for the Rehovot, Beer-Sheva and Akko-Naharia areas.

Similarly, Golden Channels holds 100% of the share capital of Edom Channels Ltd. (hereinafter - “Edom”) which supplies broadcasts to the Ma’ale Adumim municipality (Golden Channels, Idan and Edom are from now referred to as “Golden Channels Group”). In addition, the Golden Channels Group holds 70% of Telecom Gold 2001, limited partnership, which has an inland operator’s license.

Golden Channels operates in a similar business and regulatory environment to that in which the Tevel group operates.

In respect of Golden Channels, see also Note 1A(3).

On completion of the Golden Channels transaction, the Company was exposed to the liabilities, contingent liabilities and claims of Golden Channels. As Golden channels is a general partnership the Company’s exposure to Golden Channels liabilities is not limited to its share in the partnership. For details of the contingent liabilities and claims filed against Golden Channels, see Note 16.

43

Tevel Israel International Communications Ltd. (under creditors arrangement) and its Subsidiaries

Notes to the Financial Statements

Note 6 – Investee and Other Companies (cont’d)

D.	Investments in affiliated companies (cont’d)

Investment in Golden Channels & Co. (cont’d)

Composition of investment:

	Company and Consolidated

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Investment in shares - cost	827,678	827,678
Partners account	24,223	23,411
Share in losses accrued from date the investment is presented on the equity basis (without amortization of unallocated excess of cost accrued from the same date)	(95,717)	(51,427)
Amortization of unallocated excess of cost accrued from the date the investment is presented on the equity basis	(74,495)	(44,697)
Shareholders’ loan	7,072	-
Loss from impairment in value of investment	(618,852)	(618,852)

	69,909	136,113

	December 31, 2005

	Original sum	Balance

	NIS thousands	NIS thousands

Unallocated excess of cost not yet fully amortized	283,083	223,487

In respect of the amortization of the unallocated excess of cost, see Note 2E(3).

Movement during the year:

	Company and Consolidated

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Balance at beginning of year	136,113	198,102
Increase in partners account	812	447
Shareholders’ loan	7,072	-
Equity in losses for the year (without amortization of unallocated excess of cost	(44,290)	(32,638)
Amortization of unallocated excess of cost	(29,798)	(29,798)

Balance at the end of the year	69,909	136,113

44

Tevel Israel International Communications Ltd. (under stay of proceedings) and its Subsidiaries

Notes to the Financial Statements

Note 7 – Fixed Assets

Consolidated:

	Buildings and leased land*	Broadcast head ends and studio	Cable network	Converters	Motor vehicles	Furniture, equipment and computers	Leasehold improve- ments	Total

	NIS thousands

Cost
Balance as at December 31, 2004	4,440	154,631	1,627,387	548,945	1,089	112,487	18,226	2,467,205

Additions	-	14,921	70,566	68,160	-	6,238	2,505	162,390
Disposals	-	-	(1,121)	(8,429)	(544)	-	-	(10,094)

Balance as at December, 31, 2005	4,440	169,552	1,696,832	608,676	545	118,725	20,731	2,619,501

Accumulated depreciation
Accumulated depreciation as at December 31, 2004	1,635	115,345	1,068,917	375,977	1,036	95,904	13,947	1,672,761
Current depreciation	132	14,642	114,714	74,609	12	5,836	918	210,863
Depreciation in respect of disposals	-	-	(562)	(8,343)	(512)	-	-	(9,417)

as at December 31, 2005	1,767	129,987	1,183,069	442,243	536	101,740	14,865	1,874,207

Provision for impairment in value **	-	-	648	8,530	-	-	-	9,178

Payments on account of fixed assets								1,715

Net book value as at December 31, 2005	2,673	39,565	513,115	157,903	9	16,985	5,866	737,831

Net book value as at December 31, 2004	2,805	39,286	557,822	164,438	53	16,583	4,279	785,266

*

Leased land – lands leased from the Israel Lands Authority are stated at the total cost of NIS 1,067 thousand. The lease periods will end between the years 2041 and 2045. The Company has capitalized the lease payments.

**	In respect of the provision for impairment in value, see Note 2U.

45

Tevel Israel International Communications Ltd. (under stay of proceedings) and its Subsidiaries

Notes to the Financial Statements

Note 7 – Fixed Assets (cont’d)

The Company:

	Buildings and leased land*	Broadcast head ends and studio	Cable network	Converters	Motor vehicles	Furniture, equipment and computers	Leasehold improve- ments	Total

	NIS thousands

Cost
Balance as at December 31, 2004	4,440	93,881	952,642	398,678	84	77,108	6,597	1,533,430
Additions	-	5,633	41,690	23,340	-	3,004	2,331	75,998
Disposals	-	-	(1,121)	(8,429)	-	-	-	(9,550)

Balance as at December 31, 2005	4,440	99,514	993,211	413,589	84	80,112	8,928	1,599,878

Accumulated depreciation
Accumulated depreciation as at December 31, 2004	1,635	69,211	597,000	280,386	80	69,103	6,486	1,023,901
Current depreciation	132	9,148	63,614	46,641	1	3,170	99	122,805
Depreciation in respect of disposals	-	-	(562)	(8,343)	-	-	-	(8,905)

Accumulated depreciation as at December 31, 2005	1,767	78,359	660,052	318,684	81	72,273	6,585	1,137,801

Provision for impairment in value **	-	-	648	6,019	-	-	-	6,667

Payments on account of fixed assets								1,715

Net book value as at December 31, 2005	2,673	21,155	332,511	88,886	3	7,839	2,343	457,125

Net book value as at December 31, 2004	2,805	24,670	354,994	112,273	4	8,005	111	502,862

*

Leased land – lands leased from the Israel Lands Authority are stated at the total cost of NIS 1,067 thousand. The lease periods will end between the years 2041 and 2045. The Company has capitalized the lease payments.

**	In respect of the provision for impairment in value, see Note 2U.

46

Note 8  –  Other Assets and Deferred Expenses

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Other assets:
Unallocated excess of cost in subsidiaries that has not yet been fully amortized (1)	191,318	273,313	-	-
Rights to provide communication services (2)	30,041	32,689	-	-
Investment in movie partnerships (3)	841	2,041	-	-

Deferred expenses
Gvanim and Gvanim Krayot (4)	2,175	3,762	-	-
Inland Operators License (5)	2,434	2,615	2,434	-

	226,809	314,420	2,434

(1)	See Note 2F(4) regarding the amortization of unallocated excess of cost.

(2)	See Note 2M(3) regarding rights to provide communication services.

(3)	See Note 2M(4) regarding movie partnerships.

(4)	See Note 2M(2) regarding deferred expenses.

(5)	See Note 2M(5) regarding Inland Operators License.

Note 9  –  Bank Credit

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revolving credit (2)(3)(4)	2,558,754	2,336,162	1,941,044	1,813,474
Short-term loans - unlinked with variable interest (1)(5)	226,149	73,992	200,600	50,000
Short-term loans - linked to the dollar with variable interest (6)	25,518	21,211	-	-
Interest payable	4,479	17,152	3,928	14,368

	2,814,900	2,448,517	2,145,572	1,877,842

47

Note 9  –  Bank Credit (cont’d)

(1)

During 2005, the Company received bank finance of NIS 200.6 million to finance its investment arising from business expansion and that of Hot Telecom in the telephony sector (during 2004, NIS 50 million was received from the banks).

(2)

In the Stay of Proceedings Period, the Company did not make principal and interest payments to the banks with respect to loans as at the date of the order. The balance of the revolving credit as at December 31, 2005, includes balances of principal and interest in respect of long-term loans which reached their repayment dates based on the original loan terms. During 2005, the Tevel Group paid the banks NIS 144 million as payment of current interest for 2005 (2004 - NIS 170 million).

(3)

According to an agreement between the Company and the banks providing finance, in respect of overdrafts the Company will pay interest at the annual rate of Prime + 0.2%. This interest rate will also apply to balances of principal and interest in respect of long-term loans whose repayment date has fallen due, this from the date of repayment according to the original loan agreements.

(4)	In respect of payment of these loans according to the creditors arrangement, see note 1B(3).

(5)	Short-term loans from banks to a proportionately consolidated company are unlinked and bear annual interest at rates of between 6.85% and 8.85%.

(6)	Short-term loan from banks to a proportionately consolidated company are linked to the dollar and bear annual variable interest at the rate of 7.125%.

(7)	See Note 16C regarding liens.

48

Note 10  –  Trade Payables

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

On open account	64,862	120,335	58,712	103,312
Checks and notes payable	60,343	25,557	54,743	21,032

	125,205	145,892	113,455	124,344

Of which:
Accounts denominated in foreign currency	26,375	60,637	26,375	50,206

Note 11  –  Other Payables

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Accrued expenses	101,028	70,666	87,626	64,578
Related parties	4,762	92	4,558	92
Consolidated company	-	-	-	1,278
Liabilities to employees and other salary related liabilities	6,485	9,681	6,153	9,088
Liability in respect of benefit granted to employees	-	61	-	61
Provision for vacation pay and for employee vacation expense allowance (1)	3,917	4,394	3,917	4,396
Government institutions	370	893	-	-
The State of Israel in respect of royalties	5,591	7,008	4,131	5,396
Deposits from customers	2,324	3,112	1,352	2,063

	124,477	95,907	100,737	86,952

(1)	See Note 2S.

49

Note 12  –  Long-Term Loans

		Consolidated		The Company

		December 31 2005	December 31 2004	December 31 2005	December 31 2004

		NIS thousands	NIS thousands	NIS thousands	NIS thousands

A.	Composition:

CPI linked:
bank loans		356,837	491,495	296,901	399,774
Less: current maturities		149,459	143,998	115,210	110,645

		207,378	347,497	181,691	289,129

Regarding liens – see Note 17C.

(1)

In an agreement between the Company and the financing banks it was provided that the long-term bank loans shall bear interest based on the rates stipulated in the original loan terms. Accordingly, the loans bear annual interest linked to the CPI at rates between 5.6% - 5.87%.

(2)

In the Stay of Proceedings Period, the Company did not make principal and interest payments to the banks regarding debts as at the date of the order. The long-term loans which reached their repayment dates based on the original loan terms are presented in the category “bank credit”. These loans are converted into short-term loans renewed every two weeks. Interest in respect of short and long-term loans is added as new short-term loans. The interest payments made every quarter reduce the balances of these short-term loans.

(3)	In respect of repayment of these loans according to the arrangement, see Note 1B(3).

(4)	Regarding liens - see Note 16C.

B.	Repayment schedule based on original repayment schedule (see (2), above):

	Consolidated	The Company

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Second year	121,176	95,489
Third year	33,060	33,060
Fourth year	34,937	34,937
Fifth year	18,205	18,205

Total long term loans, net	207,378	181,691

50

Note 13 – Liabilities for Employee Severance Benefits, Net

The Company’s liabilities for severance pay to its employees are covered partly by current deposits in the name of employees in recognized severance pay funds, but mainly by deposits in central severance pay funds. The amounts deposited as mentioned are not under the control or management of the Company and therefore they are not reflected in the balance sheet. Similarly, the liability which they cover is also not reflected. The liabilities included in the balance sheet represent the unfunded portion of the liability for severance pay as stated above.

	Consolidated		The Company

	December 31 2005	December 31 2004	December 31 2005	December 31 2004

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Liabilities in respect of employee severance benefits	21,577	23,286	20,763	22,540

Less – amounts funded	(19,726)	(17,882)	(19,726)	(17,882)

	1,851	5,404	1,037	4,658

Note 14 – Shareholders’ Loans

	Consolidated and Company

	December 31 2005	December 31 2004

	NIS thousands	NIS thousands

Loan from shareholders	55,132	55,132
Interest	5,897	-

	61,029	55,132

During 2001, one of the Company’s principal shareholders granted it a shareholders’ loan in the amount of $47.5 million. The loan is a dollar loan and bears interest at the variable rate of Libor+2% p.a.

Based on the stay of proceedings order, these loans constitute past debts.

The creditors arrangement determined that most of the Company’s debt in respect of loans granted by the Company’s principal shareholders (approximately NIS 174 million) would be regarded as if converted into shares and the balance of the debts of approximately NIS 55 million would be repaid after full repayment of the Company’s debt to the secured banks, should any balance remain to be distributed.

Consequently the Company wrote off the majority of its debts in respect of shareholders loans in the sum of approximately NIS 174 million. The write-off of Company debt to shareholders, together with the write-off of management fees due to shareholders, was credited to a capital reserve in accordance with the Securities Regulations.

51

Note 15 – Taxes on Income

A.	Taxation under inflationary conditions

The Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - the Law), in effect from 1985, provides for the measurement of business results on a real (net of inflation) basis. The various adjustments required by the Law are intended to adjust for tax purposes the business results, which are in historical terms, to end-of-year NIS according to changes in the CPI. Nevertheless, the adjustment of the historical profit according to the above mentioned law is not always identical to reported income according to the standards of the Israel Accounting Standards Board. As a result, differences arise between reported income for financial reporting purposes and the adjusted income for income tax purposes.

B.	Amendments to the Income Tax Ordinance and the land Appreciation Tax Law

(1)

On June 29, 2004 the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) – 2004” (hereinafter – Amendment 140). The Amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

Current and deferred tax balances as at December 31, 2004 are calculated in accordance with the tax rates specified in Amendment 140 as aforementioned. The consolidated financial statements as at the beginning of 2004 were not affected by this change.

(2)

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

Current and deferred tax balances as at December 31, 2005 are calculated in accordance with the new tax rates specified in Amendment 147 as aforementioned. The effect of the change on the consolidated financial statements as at the beginning of 2005 is not material.

52

Note 15 – Taxes on Income

C.	Theoretical tax

Consolidated

Below is reconciliation between the theoretical tax on pre-tax inflation adjusted loss and the tax expense presented in the statement of income:

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Statutory tax rate	34%	35%	36%

Pre-tax loss as reported in the statement of income	(345,683)	(28,307)	(408,239)

Theoretical tax on above amount per tax rate applicable to the Company	(117,532)	(9,907)	(146,966)

Increase (decrease) in tax liability resulting from:
Differences in definition of capital and non-monetary assets for tax purposes	25,511	16,224	2,259
Differences in depreciation and amortization	(8,246)	1,474	884
Taxes in respect of prior years	7,256	1,638	5,000
Non-deductible expenses	499	621	29,014
Reversal of expenses adjusted in prior years	-	(70,113)	-
Amortization of unallocated excess of cost	27,958	29,225	29,748
Timing differences in respect of which deferred taxes were not created	(4,876)	(17,239)	(2,941)
Capital (gain) loss	6	(433)	89
Cancellation of deferred taxes recorded in prior years	-	-	(904)
Utilization of tax benefits and losses for which deferred tax was not created	(27)	-	(3,918)
Company’s share in partnership losses	(9,117)	(11,423)	(7,352)
Losses in respect of which deferred taxes were not created	85,824	61,571	100,829

Tax expense per statement of income	7,256	1,638	5,742

53

Note 15 – Taxes on Income (cont’d)

C.	Theoretical tax (cont’d)

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Statutory tax rate	34%	35%	36%

Pre-tax profit (loss) as reported in the statement of income	(159,199)	161,534	(226,124)

Theoretical tax on above amount per tax rate applicable to the Company	(54,128)	56,537	(81,404)

Increase (decrease) in tax liability resulting from:
Differences in definition of capital and non-monetary assets for tax purposes	18,852	13,104	2,096
Differences in depreciation and amortization	(5,207)	2,620	(659)
Non-deductible expenses	260	322	28,624
Reversal of expenses adjusted in prior years	-	(70,113)	-
Timing differences in respect of which deferred taxes were not created	(3,874)	(17,462)	(2,941)
Capital (gain) loss	6	(433)	37
Taxes in respect of prior years	6,564	520	-
Company’s share in partnership losses in respect of	(12,718)	(12,757)	(13,648)
Losses in respect of which deferred taxes were not created	56,809	28,182	67,895

Tax expense per statement of income	6,564	520	-

54

Note 15 – Taxes on Income (cont’d)

D.	Tax assessments

On September 11, 2003 the Company signed a compromise agreement with the tax authorities in respect of assessments up to and including the 2001 tax year. In accordance with the agreement the Company paid income tax of NIS 10 million and the carried forward losses of the Company for tax purposes were reduced by the sum of NIS 250 million.

On the same day Gvanim signed a compromise agreement with the tax authorities in respect of assessments up to and including the 2000 tax year. In accordance with the agreement Gvanim paid income tax of NIS 5 million and its losses for tax purposes as at December 31, 2000 were annulled.

The tax payments are net, after taking into account the effects of the creditors arrangement on these past debts.

The consolidated company Hot Vision has received final tax assessments up to and including the 2001 tax year.

E.	Tax losses to be carried forward

As at the balance sheet date, there are tax loss carry-forwards in the amount of NIS 685 million in the Company’s financial statements and of NIS 1,181 million in the consolidated financial statements. The Company’s losses for tax purposes include the Company’s share in the losses of the Golden Channels partnership.

The Company did not create deferred tax assets in respect of these accumulated losses.

F.	Taxes on income included in the statement of income

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Current taxes	-	-	742
Taxes in respect of prior years	7,256	1,638	5,000

	7,256	1,638	5,742

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Current taxes	-	-	-
Taxes in respect of prior years	6,564	520	-

	6,564	520	-

55

Note 16 – Claims, Contingent Liabilities, Commitments and Liens

A.	Claims

1.

Under the creditors’ arrangement (see Note 1B(3)), most of the claims filed against the Tevel Group, the grounds for which preceded the issue of the Stay of Proceedings Order, were erased. These claims can be considered terminated claims and the Company has informed the relevant courts of this termination (hereinafter – “terminated claims”).

Claims that were filed against the Trustee’s ruling concerning the proof of debt are still being clarified (hereinafter – “on-going claims”), and financial liabilities in respect thereof, if and when they are prescribed, will be repaid as part of the creditors’ arrangement. The principal on-going claim is the claim filed by the Warner Entertainment Company (hereinafter – “Warner”) against the Company (see Note 16A(3)(c)).

In addition, the plaintiffs in the claim filed by AGICOA against the Company (see Note 16A(3)(b)) have applied to the court against notice issued by the Company that their claim is a terminated claim.

2.

Upon completion of the Golden Channels transaction (see Note 6D(3)), the Company was exposed to liabilities, to contingent liabilities and to claims by Golden Channels. Since Golden Channels is a general partnership, the Company’s exposure to Golden Channels’ liabilities is not limited to its share of the partnership.

3.	The following details the principal claims facing the Company and its investee companies:

(A)

On September 8, 1998, Charlton filed a claim against the cable companies, including the Company and Golden Channels, for payment of compensation in the amount of NIS 30.4 million which had been made available for the purpose of a fee in the sum of NIS 7.6 million, in respect of a breach of agreement and unjust enrichment, in the matter of broadcasting rights for the Spanish football league games.

In the matter of Tevel, an application was filed with the court to suspend legal proceedings against it in accordance with the creditors’ arrangement. Based on the opinion of its legal counsel, Golden Channels’ management is of the opinion that the outcome and implications of the claim cannot be estimated, so that no provision was made in Golden Channels’ financial statements.

(B)

On March 28, 2000, The Association for the Collective Management of Audiovisual Works (hereinafter – AGICOA) filed a claim with the Tel-Aviv – Jaffa District Court against all the cable companies in Israel, including the Tevel Group and Golden Channels Group.

The plaintiff claims an alleged violation of the copyrights of producers of programs that are received in foreign countries by satellite, by the broadcasting of these programs on their secondary channels through the cable network without the producers’ permission.

56

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

	(B)	(cont’d)

The plaintiff values the claim at a minimum of $171 million, however for purposes of court fees stated it at the initial amount of $20 million, while reserving the right to increase the amount of the claim. Tevel and Golden Channels reject all the plaintiff’s claims.

The cable companies contend that the plaintiff is not entitled to file a claim in Israel in view of the Anti-trust laws, and that the time period on which the plaintiff bases its claim deviates, at least partially, from that prescribed in the law. The cable companies further contend that the sums claimed from them are exaggerated and unfounded.

Tevel’s share of this claim is to be erased as part of the creditors’ arrangement, although the court has granted AGICOA the possibility of filing a debt claim to the Trustee in respect of statutory compensation only.

Accordingly, AGICOA filed a debt claim to the Trustee in the amount of NIS 30 million. On January 10, 2005, the Trustee submitted his decision whereby the debt claim is cleared outright. On February 22, 2005 AGICOA appealed against the Trustee’s decision. The District Court decided to reject the appeal filed against this decision. On December 13, 2005, AGICOA appealed to the Supreme Court. On January 19, 2006 the case was summed up and it was determined that AGICOA must submit a summary of its allegations by July 11, 2006 and that the respondents to the appeal must submit a summary of their response by September 11, 2006. A final hearing of the oral arguments was set for November 15, 2006.

Parallel to the appeal, AGICOA filed an application with the District Court to postpone the allocation of dividends by the Trustee until a decision is made on its appeal. On November 29, 2005, the Trustee submitted his response objecting to this application and on February 8, 2006 the Receiver submitted its response to this request. On February 13, 2006, AGICOA asked to respond to the Receiver’s response, and this request was accepted by the Court.

AGICOA has yet to respond to the Receiver’s reply, and no decision has yet been made regarding the request to postpone the dividend allocation.

On the subject of Golden Channels, since the Company and its legal advisors believe that the Group has a strong, valid case, no provision was made in the financial statements.

57

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

(C)

On November 27, 2002, Warner Entertainment Company (hereinafter – “Warner”) filed a claim in a Californian court against the Company wherein it requested, among other things, cash compensation, in the amount of $17 million (hereinafter - Warner’s California Claim), based on the contention that the agreement, dated July 13, 1999, pursuant to which the Company (and through it all the cable companies) acquired movie broadcasting rights from Warner television, was breached by the Company and as a result was voided by Warner.

Subsequent to the filing of Warner’s California Claim and other action taken by Warner, on December 5, 2002 the Trustee applied to the Tel Aviv District Court, asking the Court to instruct Warner to take any necessary action to suspend the California claim, and this, in part, in view of the Stay of Proceedings Order in the matter of Tevel (which prohibits the initiation of new proceedings against Tevel without obtaining permission from the Tel Aviv District Court) and in view of the proof of debt submitted to the Trustee by Warner on the same grounds.

On February 10, 2003, the Court ruled on the Trustee’s request. The Court rejected Warner’s position and accepted the Trustee’s request. The Court ruled, inter alia, that Warner had initiated unlawful proceedings in the US, and in circumstances that cast doubts on its good faith, and that such a move shall have no force and shall be unenforceable within the boundaries of the State of Israel. On March 25, 2003, the Trustee issued his decision in connection with Warner’s proof of debt, rejecting most of the proof of debt. On April 24, 2003, Warner appealed the Trustee’s decision regarding the proof of debt at the District Court, and pursuant to decisions granted on the subject of the appeal, on June 4, 2003, Warner filed a revised appeal against the Trustee’s decision concerning the proof of debt.

On October 21, 2003, the Supreme Court rejected Warner’s appeal against the Court’s decision from February 10, 2003, subject to the right of Warner and the Trustee to present their arguments on the subject of the law to be applied to clarification of the debt within the context of Warner’s appeal against the Trustee’s decision on the proof of debt. The Court also ordered Warner to file a revised appeal containing the argument that Californian law shall apply to clarification of the claim. The revised appeal was filed and the Trustee subsequently filed his response to the appeal.

On September 1, 2004, the District Court rejected the revised appeal on the proof of debt. In view of the irregular circumstances and the number of hearings, the District Court ruled that Warner shall pay Tevel costs and lawyers’ fees in the sum of NIS 100,000 plus VAT. On October 5, 2004, Warner appealed to the Supreme Court and also filed an application with the District Court to place a stay of execution on the ruling from September 1, 2004. On February 9, 2005 the Supreme Court ruled that although the chances of Warner’s appeal succeeding were remote, it would place a stay on execution of the ruling issued by the District Court on September 1, 2004 until a decision is made by the Supreme Court. The date for the Supreme Court hearing was set for October 10, 2006. As a direct result, the sum of the proceeds from the realization of Netvision and Globcall is to be retained until final clarification of the claim and will not be allocated among the creditors. The financial statements therefore contain no provision for this claim. See Note 1B(3).

58

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

(D)

On December 9, 2002, Warner filed for compensation against Golden Channels at the Los Angeles District Court, California in the US in respect of losses incurred by Warner allegedly as a result of a breach of the agreements for the purchase of broadcasting rights for television series (hereinafter – “the agreements”), as well as a claim for declaratory relief, as specified in the statement of claim.

On January 17, 2003, a revised statement of claim was filed in which context Warner asked the Court, among other things, to oblige Golden Channels to pay it compensation of no less than $16 million plus costs that also include minimum payments determined in the contract between the parties. Furthermore, declarative remedies and a temporary injunction were also applied for.

Within the context of the testimony hearings held in January and February 2004, Warner applied to the Court requesting compensation in respect of losses allegedly incurred in the sum of $25 million. At the same time, Golden Channels filed an application to the Court requesting a refund of costs and a request for compensation in the amount of $3 million.

On February 14, 2003, Golden Channels filed a statement of defense and a counter claim. The counter claim contended that it was Warner who had violated the agreements, unlawfully forfeited the bank guarantees provided by Golden Channels in the sum of $5 million, and asked to refrain from broadcasting programs which had already been paid for. In its counter claim, Golden Channels asked the Court to order payment of compensation, to grant declarative relief and a mandatory injunction as well as temporary injunctions against Warner.

On September 29, 2004, the California District Court ruled that Golden Channels must pay the plaintiff $19.3 million. The total cost to the Company, including legal costs, may reach $21.7 million.

On March 7, 2005, Golden Channels appealed against the ruling at the Appeals Court. As at the date of the financial statements, no decision on this appeal has been made.

In September 2004, the California District Court ruled that the Golden Channels partnership must pay Warner $21.7 million. The total cost including legal costs, may reach $22.5 million. Hot Vision (formerly I.C.P.), which is responsible for this claim, made provision of $2 million in its books in 2003. Under the indemnity agreement signed during 2003 between Hot Vision (formerly I.C.P.) and the cable companies (hereinafter – the Agreement) whereby the cable companies agree that they bear a mutual obligation to share the costs of the aforementioned legal proceedings as well as the costs of conducting them, each of the cable companies made provision in its books according to its share. Tevel recorded a provision of NIS 32 million. The provision was included as part of other costs, net, in the profit and loss statement. Golden Channels recorded provision of NIS 27 million.

Hot Vision reserves the right to charge the satellite company its relative share of the costs of this claim.

59

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

(E)

On December 31 2003, Eshkolot – Israeli Artists Society for Performers’ Rights Ltd. (hereinafter – “Eshkolot”) filed a claim at the Tel Aviv District Court against the cable companies in Israel (including the Tevel and Golden Channels Groups) in an effort to instruct and declare that Eshkolot is entitled to royalties from the cable companies.

Eshkolot alleges that as of January 1, 2003, the cable companies have broadcast programs that use the rights of Israel’s performing artists, owned by Eshkolot. This, according to Eshkolot, without its permission or consent and without the cable companies paying any royalties for such use.

On May 11, 2004, with the parties’ consent, Eshkolot filed an application to erase the proceedings from the court in an effort to transfer the case to arbitration. Moreover, the application for a temporary injunction was similarly removed and will not be heard as part of the arbitration. On June 25, 2004, Eshkolot submitted a statement of claim to the arbitrator. The claim is in the amount of NIS 8,500,000 against all the cable companies for the year 2003, and a similar sum plus 10% for each of the years 2004-2006. The total claim is NIS 36,550,000. At the same time, Eshkolot and the cable companies signed an interim agreement whereby the cable companies transferred to Eshkolot NIS 3,000,000 plus VAT (Tevel’s share was NIS 971,000 and Golden Channels’ share was NIS 1,231,000 plus VAT). This sum and an additional sum of NIS 479,000 that was transferred to Eshkolot in 2003 by all the cable companies will be on account of the royalties that the cable companies owe Eshkolot as of January 1, 2003. This payment should not be deemed an admission by any of the parties regarding the amount of royalties that the cable companies must pay Eshkolot.

On January 30, 2005, Eshkolot applied to the arbitrator, asking him to instruct the cable companies to pay it an interim payment of NIS 11,500,000 for the years 2003-2005 (in addition to the NIS 3,480,000 that had been paid to it as an interim payment immediately prior to the onset of the arbitration process). On October 31, 2005 the arbitrator issued its decision rejecting the request for an interim payment, ruling that against the background of the factual and judicial disagreements between the parties on the subject of the dispute, the parties must wait until the substance of the dispute is fully clarified.

Evidence hearings in the principal case were concluded in March 2006.

The ruling is therefore expected to be given in the coming months.

Considering all the aforementioned, the Company’s management, the management of Golden Channels and their legal counsel are, at this stage, unable to estimate the chances of the claim and they therefore estimate that the provision made in their books is adequate.

60

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

(F)

At the end of 2002, an agreement between Israel’s cable companies, including the Tevel and Golden Channels Groups, and the Israel Federation of Phonograms & Cassettes (IFPI) (hereinafter – “IFPI”) terminated. Upon termination of the agreement, the parties negotiated to renew or extend the agreement for an additional period. In this context, the parties reached an interim agreement whereby the cable companies would pay IFPI on account for 2003 an aggregate of 75% of the sum paid to IFPI in 2002. On November 2, 2004, the last mediating session was held at which the mediator submitted to the parties a proposal aimed at arranging the users’ license for the period 2003-2008. The cable companies found this proposal to be unreasonable and therefore refused to accede. On December 13, 2004, the IFPI informed the cable companies that since no agreement had been reached, it viewed the use of its repertoire as a violation of its rights and that it intended to take legal steps to prevent such violation. On December 27, 2004 the IFPI sent the cable companies a request for payment in the sum of NIS 24 million (plus VAT). Pursuant to sending this request, the IFPI is entitled to initiate legal proceedings against the cable companies should they refuse to accept it. The cable companies responded on January 23, 2005, noting the unreasonableness of the request and suggested payment on account of the full amount paid in 2002. On January 30, 2005, the IFPI replied, rejecting the proposed payment. On April 11, 2005, the IFPI filed a statement of claim against the three cable companies as well as a request to oblige the respondents to pay temporary license fees. In the statement of claim, IFPI claims relief by way of a permanent injunction (cash relief was not requested), prohibiting the cable companies from making any use of the music included in the IFPI’s repertoire prior to the parties reaching agreement. The IFPI further announced that it would be willing to concede the claim for a permanent injunction if a users’ license fee is paid at the rate it demanded or at any other rate set by the Court. The IFPI is of the opinion that the cable companies have violated its rights as of March 15, 2004, due to the fact that the users’ license agreements issued to the cable companies have terminated. The plaintiff announced that it would be willing for the court to issue a compromise ruling and it also consented in advance to refer the process to arbitration.

In an application for interim payment – the IFPI requested that the cable companies pay it temporary license fees until a ruling is issued on the principal suit. The plaintiff presented two key models for calculating the license fee: (A) payment of annual royalties at a rate of between 0.26% - 0.3% of the cable companies’ revenues (plus VAT); (B) payment of annual royalties at a fixed amount per subscriber (plus VAT). The IFPI further alleges that the royalties vary taking into account the number of subscribers connected to the sound channels, due to the fact that these channels use its rights on a large scale.

In their response to the request for interim payments, the cable companies claim that this is a request for temporary relief based on a lack of good faith and considerable delay, since as early as 2003 the cable companies paid the applicant interim payments on account of 2003, and in 2004-2005 the cable companies sought to continue to pay the applicant interim payments for those years, but the applicant refused to accept them, instead applying to the courts unnecessarily.

61

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

	(F)	(cont’d)

The cable companies further contend that the application is extremely unreasonable, as the sum specified in the claim is eleven times higher than the highest sum of agreed royalties paid to the applicant during the years of the agreement. No satisfactory explanation was given for this dramatic surge in the requested rate of royalties, all the more so as part of an application for temporary relief only. In this instance, the cable companies contend that temporary relief may only be requested up to the sum of the agreement paid to IFPI during the years in which there was a valid agreement with it (in the amount of $200,000). Relief in the aforementioned amount preserves the status quo, which the applicants were willing, of their own initiative, to pay the IFPI without the need for legal proceedings.

On July 6, 2005 a hearing on the request for interim payment took place. At the end of the hearing, the court issued its ruling whereby the temporary license fee would, at this stage, be US $380,000 (plus VAT), per annum. The court further ruled that in this context, the cable companies would be granted a user’s license on a scale currently applicable.

The aforementioned amount shall be paid for the years 2003 onwards, until the court rules otherwise (it should be noted that in 2003, the cable companies paid IFPI an advance payment of $150,000 – plus VAT). This advance should therefore be deducted from the sum total set forth in the ruling from July 6, 2005 for 2003). Alongside this ruling, the court instructed that documents be disclosed by both parties within 30 days. The parties are currently completing the disclosure procedures.

On January 11, 2006 a further pre-trial took place, in which context additional arrangements were made concerning completion of the documents disclosure process by the parties, including third parties. The date for submitting declarations of evidence and opinions for the plaintiff was set for March 20, 2006. The submittal date for the respondent was set for May 1, 2006. A further pre-hearing took place on March 22, 2006.

In view of the early stages of the process, the Company and its legal counsel are at present unable to estimate the chances of the claim. The Company operates in accordance with an interim arrangement issued on July 6, 2005.

(G)

In June 2004 Bezeq, the Israel Telecommunications Corp. Ltd. (hereinafter – “Bezeq”), filed an application to the High Court of Justice against the Minister of Communications and others against Article 10 (temporary order) of the articles to amend Amendment no. 3, 2004 of the Communications Regulations (Bezeq and broadcasts) (payment for reciprocal connections), 5764-2004, that prescribes a temporary arrangement whereby no charge will be made in respect of reciprocal connections between Bezeq and Hot Telecom for a limited period as determined in the Article.

Hot Telecom’s legal counsel is unable, at this stage, to estimate the chances of the application. Consequently no provision was made in Hot Telecom’s books.

62

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

	(H)	On November 15, 2005, Sigma Plus filed a claim against Tevel in the amount of NIS 562,000.

The plaintiff is a company that markets advertising time in movie theaters. The claim for payment is in respect of 30-second advertising clips on the cinema screens. The defense and a third-party statement against Muse Media, which mediated between Tevel and the plaintiff, were submitted on January 23, 2006. A pre-trial was set for June 5, 2006.

(I)

On March 27, 2003 an application was filed at the Tel Aviv District Court to approve a class action in the amount of NIS 10,000,00 against the Golden Channels partnership (hereinafter - “Golden Channels”). Grounds for the claim are the unlawful collection of payment for an additional channel, in the amount of NIS 11 per month.

On June 15, 2003, Golden Channels filed an application to the effect that there is no legislation that allows a class action of this nature to be filed, and that even regarding the substance of the issue, the applicant has no grounds for his case. During the course of 2005 the parties reached a compromise approved by the court. Under the agreement, any customers who joined Golden Channels’ digital service between July 2001 and June 2002, in which context subscribers received additional channels free while they were still subscribers to Golden Channels, are entitled to an additional channel free of charge for a period of two years, in aggregate, from July 2002 onwards. Under the agreement, Golden Channels is required to pay six index-linked payments of NIS 80,000 each, of which one payment has already been made.

Golden Channels published an advertisement in the press and sent individual notification to all those who had enrolled during the campaign in connection with the compromise agreement.

On January 8, 2006, an application was filed to approve a class action against Idan, a subsidiary of Golden Channels & Co. (hereinafter – “Idan”), in the amount of NIS 23.7 million, in respect of letters sent to Idan’s subscribers informing them that they are entitled to a bonus promised to Golden Channels’ subscribers. After some time, letters were sent to Idan subscribers informing them that this was an error and that they are not entitled to the aforementioned bonus.

Based on the opinion of its legal counsel, Idan’s management believes at this stage that the chances of the claim cannot be estimated so that no provision was made in the financial statements.

63

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

(J)

In September 2003, an application was filed at the Tel Aviv District Court to approve a class action against Golden Channels & Co. (hereinafter – “Golden Channels”) in the amount of NIS 10.5 million. The grounds for the claim is the failure to comply with the terms of the license obliging Golden Channels to provide the public with a toll-free number (1-800) and the failure to publicize the number after making it available to the public.

Based on the opinion of its legal counsel, the chances of the claim and its implications for Golden Channels cannot be estimated, so that no provision was made in the financial statements.

(K)

On August 28, 2002, an application was filed at the Tel Aviv District Court to approve a class action against Golden Channels & Co (hereinafter – “Golden Channels”) and Matav, estimated at NIS 310,000,000 (Golden Channels’ share of the claim is estimated at NIS 170,000,000). The claim contends that they failed to comply with their obligation pursuant to the terms of their franchises to supply cable services in peripheral areas six years after the granting of the concession. Golden Channels and Matav filed a request to reject the approval application outright. The court ruled that the request to reject the suit outright will be heard together with the actual request for approval. Golden Channels and Matav filed a request to reject the approval application outright. The court ruled that the application for outright rejection will be heard together with the actual request for approval. Golden Channels and Matav submitted a response to the request for approval. As at the date of the financial statements the court had not yet ruled on the case.

Based on the opinion of its legal counsel, management believes that it is impossible to estimate the chances of the claim, so that no provision was made in the financial statements.

(L)

On August 2, 2001 the High Court passed a declarative judgment which was upheld in a further hearing on June 16, 2004 in the matter of Tele-Event’s claim against the cable television companies. The judgment determined that the transmission of broadcasts through sub-broadcasting could also be regarded as a branch of copyright, if third party rights are included as part of those transferred broadcasts, and those third parties had not authorized broadcast in Israel. On August 25, 2004 a meeting was held between the parties at which meeting Tele-Event raised a demand for compensation from the cable television companies in the sum of approximately NIS 4,603 thousand (the group’s and partnership’s share in the claim is of NIS 1,392 thousand and NIS 903 thousand, respectively). Since that date until the date of authorization of these financial statements there has been no real development in this matter.

In management’s opinion based on the opinion of its legal counsel, the quality of the contention or reasonability of the compensations cannot be estimated, or the chances of a monetary claim were such claim to be filed. Consequently, no provision has been made in this respect in the financial statements.

64

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

A.	Claims (cont’d)

(M)

During 2001, a claim was filed against the Golden Channels partnership (hereinafter – “the partnership”) in the Tel Aviv District Court in the sum of NIS 5,050 thousand by the company operating the cable television network in Givat Ze’ev, Jerusalem. The core of the claim is the claimant’s demand that its agreement with the partnership for the supply of cable television services (hereinafter – “the agreement”) be cancelled or alternatively that it should be declared that the partnership is in fundamental breach of the contract and that consequently the claimant is entitled to cancel it, or, alternatively, that it is entitled to acquire the signal from any other source and is also entitled to further monetary relief.

During March 2003, the claimant lodged a request for a temporary injunction which would prevent the partnership from supplying certain digital services, or the background of the monetary disputes between the parties. The parties reached an interim arrangement until the commencement of arbitration proceedings. From January 2005, negotiations are continuing between the parties outside the courts and, in conjunction, various regulatory matters are being investigated with the district administrator and the Givat Ze’ev Council. A court hearing has been set for May 18, 2006.

In the opinion of the partnership’s management, based on legal counsel’s opinion, the results of the claim and its effect on the partnership cannot be estimated. Consequently, no provision in respect of this matter has been included in the financial statements.

(N)

A number of additional claims have been filed in various matters against the Golden Channels group, in respect of which some of the results cannot be estimated and others total NIS 9.3 million. In the opinion of the partnerships management no loss will be suffered by the group in respect of these claims and consequently no provisions have been made.

B.	Commitments and contingent liabilities

1)

Under the terms of the broadcasting licenses, Tevel and the Golden Channels Group are obliged to pay royalties at the rate of 4% for 2003 and 3.5% from 2004 onwards, of the total income included in this calculation based on the conditions of the license and the Bezeq Regulations. These royalties’ rates are effective after a change was approved in the Bezeq Regulations (concessionaires) on June 16, 2003, reducing the royalty rate retroactively as of January 1, 2002.

As a result of this retroactive change, in 2003 the Company received refunds by way of a set off that was included as part of other income.

2)	Hot Telecom is required to pay royalties from 2004 onwards, calculated at a rate of 3.5% of total income resulting from the rendering of Bezeq services, under the LTO license it was granted.

65

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

B.	Commitments and contingent liabilities (cont’d)

3)

On June 17, 2002, the Council, under the powers invested in it in accordance with the Communications Law, determined that the cable companies must invest in domestic TV productions during the period 2003-2004 at least 8% of their revenues from subscription fees in respect of cable broadcasts during that period.

4)

On July 11, 2001, an agreement was signed between the cable companies and the State (hereinafter – “the Royalties Agreement”) which provides for payment of the consideration to the State for the rights of all the cable companies, including recognition of their proprietary right in the cable infrastructure in the areas of their franchises and also provides the right to operate the cables infrastructure even after the end of the franchise period, transfer of cable television broadcasts and Bezeq services.

Consideration was set as a gradual rate of income and payable over 12 years as of January 1, 2003.

5)

In 1990, the Company signed an agreement with Bezeq Israel Telecommunications Company Ltd. (hereinafter – “Bezeq”), effective from January 1, 1990, for the construction, installation, and maintenance of the cable network. The operating equipment and the cables for establishing the network are supplied by the Company. The cable network is installed on the Bezeq infrastructure and is owned by the Company.

In consideration for the installation and maintenance of the network, the Company pays Bezeq CPI-linked quarterly payments over a 12-year period, commencing from the construction date of each section of the cable network. Following the 12-year period (48 quarterly installments) from the delivery of each section of the network to the Company, the Company will pay quarterly payments for that section reduced by 65% in respect of maintenance services only. A similar agreement was signed between Golden Channels and Bezeq.

6)	On July 9, 2004, Hot Telecom signed an agreement with an Israeli corporation belonging to the global Lucent Group to establish a telephony network on the cable network.

This is an agreement encompassing 100,000 subscribers, where in the initial stage orders were issued to establish a network for 36,000 telephony subscribers for an estimated payment amounting to $16 million.

As at December 31, 2005, the guarantees provided by the partnership for the benefit of supplier amounted to $116,000.

7)	In connection with investment liabilities by Hot Telecom towards the Commissioner and the partnership’s right to use the cable network, see Note 1D.

8)	The LTO license granted to Hot Telecom includes, among other things, a license to render telephony services, access to internet providers, data communications and digital transmission.

As at the date of approving the financial statements, some of the internet activity had not been transferred to Hot Telecom and it is performed by the previous licensees (with regard to the Tevel Group, this refers to the LTO partnership) who provided this service prior to the granting of the LTO license.

66

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

B.	Commitments and contingent liabilities (cont’d)

On March 16, 2005, the LTO license that had been granted to Hot Telecom was amended, allowing Hot Telecom to enter into agreement with subscribers, including subscribers of the previous licensees, for the purpose of providing access services to internet providers through the previous licensees, and who view the rendering of the service as a service provided by Hot Telecom, until the date on which the cable companies complete their merger.

9)

By virtue of the LTO license, Hot Telecom has the sole right to use, operate, develop, and improve the cable network as well as to perform any other action in accordance with the LTO license and by law. The cable companies have not yet determined a mechanism for charging Hot Telecom a user fee and maintenance fee for the network. At this stage, Hot Telecom’s management is unable to estimate the scope and date of the charge and these financial statements contain no costs for the network’s user fee and maintenance fee.

10)

The Company signed contracts with leading movie distribution companies. One of the contracts ends on September 30, 2005 whereas the contractual undertakings to the second movie supplier under this contract aggregate $30 million.

In connection with claims filed by a movie supplier against the Company and Golden Channels, see Note 16A(3)(d).

11)

The Company entered into agreement with an affiliated company in connection with the provision of content that it purchased (movie rights) to be used by the affiliated company for the purpose of running the shared channels.

Under the agreement, the affiliated company will pay the Company all the direct and indirect purchase costs in respect of the movie rights.

The agreement is until December 31, 2001, when the Company may extend this agreement for further 12 month periods each. The contract for the acquisition of a program pertaining to an affiliated company ends in September 2005. Consequently, the contract with the affiliated company was not extended beyond 2005.

In March 2001, the Company signed an agreement with an outside producer whereby the Company will sell movie rights that it purchased for the purpose of broadcasting them as part of the movie channels that it produces.

Under the agreement between the parties, the producer will pay the Company all the direct and indirect acquisition costs in respect of the movie rights.

12)	Bank Hapoalim Ltd. has asked Hot Vision to repay the balance of its credit in the amount of NIS 78 million. Hot Vision is negotiating with the bank to extend the credit period.

67

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

B.	Commitments and contingent liabilities (cont’d)

13)

On July 8, 2004, Hot Vision signed a lease agreement for the purpose of moving to a new building. To this end, Hot Vision provided guarantees in the amount of NIS 377,000 and the bank placed a lien for collateral in the amount of NIS 190,000. Due to the cost of the move, Hot Vision decided not to move to the new building. Consequently, it incurred costs amounting to NIS 1,652,000 resulting from payment of a fine equal to three months rent as well as payment of 6 months rent. It should be noted that at the same time, Hot Vision reached an understanding with the owners of the present building to reduce the rent by 40%.

14)

On September 25, 2005, Hot Telecom partnership signed a rental agreement with Yakum Development Ltd. to lease land on an area of 19,000 sq.m. in the industrial park adjacent to Kibbutz Yakum, in a building known as the Spanish House, in additional areas in a building known as Holland House, and in parking lots, for a 10-year period with an option to extend for a further two five-year periods. The land will be used for the operations of the partnership and the other cable companies. Within the context of the transaction, the cable companies guarantee to uphold the undertakings of Hot Telecom according to the rental agreement, up to a sum of NIS 200 million.

The rent as determined in the agreement aggregates NIS 13 million annually, a sum to be divided between the partnership and the other cable companies. In 2006 the partnership’s share of the rent amounted to NIS 1.3 million. As of 2007, the partnership’s share of the rent will be calculated according to the ratio of the partnership’s revenues relative to the total income of the cable companies.

15)	The contractual rent for the forthcoming five years (calculated according to the rent as at December 31, 2005), linked to the US dollar exchange rate is as follows:

NIS thousands

2006	5,174
2007	4,760
2008	3,042
2009	1,229
2010 and later	930

15,135

68

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

B.	Commitments and contingent liabilities (cont’d)

16)

On December 14, 2004 Bezeq appealed against the decision of the Communications Minister prohibiting it from entering into agreement with business customers, offering them discounts and financing for long-term communications equipment, and against the decision to demand that Bezeq cancels such agreements and forfeits NIS 8 million of the bank guarantees that Bezeq provided for the benefit of the State should it fail to cancel the agreements. Hot Telecom was added to its request as a respondent to the application. On December 28, 2004, at Bezeq’s request, an interim order was issued instructing that the Ministry of Communication’s decision be withheld until a ruling is handed down on the application, and on March 28, 2005 the order was amended to apply only to the part of the decision instructing cancellation of the agreements and not to the part pertaining to the possibility of forfeiting the guarantees. On November 2005 a hearing was held on the application following which the parties submitted supplementary claims in writing. As at the date of approval of the financial statements, no decision had been made on the application.

17)

Bezeq and D.B.S. Satellite Services filed applications to the High Court of Justice against the Minister of Communications, the cable companies and Hot Telecom as respondents, against the minister’s decision on the subject of an infusion of funds from Bezeq to the satellite companies. The hearing on the applications took place on October 11, 2005 but a decision has not yet been made.

18)

The Hot Telecom partnership reached agreement in principle, as a supplement to the financing leasing agreement for the lease of telephony cards (CMTS) and related equipment in the overall amount of $4.2 million (NIS 19 million). A written agreement has yet to be signed. As at the date of the financial statements, equipment in the amount of $1 million has been received as part of this agreement.

19)

In November 2004, the cable tv companies entered into an agreement with a supplier for the purchase of 40,000 digital converters (the group’s portion being 13,200 converters, Golden Channels – 12,200 converters). It was also determined that the supplier was entitled to supply up to 100,000 converters to the cable tv companies. Nevertheless, it was also determined that this right could be cancelled by the cable tv companies should they acquire at least 50,000 converters from the supplier, subject to adequate notice and payment of agreed damages of US$500 thousand to the supplier (the group’s share being US$165 thousand, Golden Channels US$150 thousand). As at the balance sheet date the Company had acquired 990 converters from the supplier and Golden Channels had acquired 3,100 converters.

20)

In January 2006, the cable tv companies reached an understanding with two suppliers to acquire 150,000 digital converters (the company’s share being 50,000 converters, Golden Channels 45,000 converters), during the two year period following the end of the development of the converters. This commitment is conditional upon one of the suppliers solving problems discovered in digital converters purchased up to March 15, 2006. In the opinion of the management of the group and Golden Channels, as at the date of authorization of these financial statements, the supplier had not yet solved the problems and thus had not complied with the terms of the understanding.

69

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

C.	Liens and guarantees (cont’d)

21)

In June 2004, the cable tv companies reached an agreement for the supply of a program system for digital converters an upgraded system for user interface and an update of the head ends of the company for the consideration of approximately US$3 million. The cost to Golden Channels – US$1.5 million. As at December 31, 2005, the balance of this liability totals approximately US$0.4 million (Company – US$130 thousand, Golden Channels – US$120 thousand.).

22)

The cable tv companies entered into a maintenance and repair agreement in respect of converters and modems for a two year period commencing August 1, 2007 for the minimum consideration of NIS 13 million per year (the group’s share being NIS 4.3 million, Golden Channels NIS 4 million).

23)	The Company entered into agreements for the purchase of fixed assets. As at December 31, 2005 the balance in respect of this commitment was of approximately NIS 21, 837 thousand.

The Golden Channels partnership entered into similar commitments totaling NIS 45,707 thousand.

C.	Liens and guarantees

Bank guarantees

1)

In accordance with the conditions of the general cable broadcasting license, in July 2002 the Company and Gvanim provided the Ministry of Communications with a bank guarantee in the amount of NIS 9.5 million. The guarantee was given to secure compliance with the conditions of the new licenses and the franchises and will be in effect for 3 years. The Company also undertook to extend the guarantee for additional periods of 3 years each for a total of 16 years.

2)

The Company has bank guarantees for the benefit of the Anti-trust Authority in respect of the company’s compliance with the terms of the merger as prescribed by the Commissioner, in the amount of NIS 3.2 million, valid until December 2007.

3)

Under the conditions of the LTO license, Tevel provided the Ministry of Communications with a bank guarantee in the amount of NIS 14.9 million to secure Hot Telecom’s undertakings within the context of the telephony license.

4)	The Company extended documentary credit in the amount of NIS 8 million in favor of overseas suppliers.

70

Note 16 – Claims, Contingent Liabilities, Commitments and Liens (cont’d)

C.	Liens and guarantees (cont’d)

Other guarantees

5)

In addition to the aforementioned, the Company provided different entities with bank guarantees as at December 31, 2005, in the overall amount of NIS 1.2 million, and consolidated in the amount of NIS 1.4 million.

6)

The Golden Channels Group gave the Ministry of Communications a bank guarantee in the amount of NIS 9.5 million to secure the Group’s commitments within the context of the broadcasting license, and NIS 19 million to secure Hot Telecom’s commitments within the context of the telephony license.

7)	The cable companies, including the Company and Gvanim, provided a guarantee to secure all the sums owed to the bank by Hot Vision (an affiliated company).

Under the conditions of the guarantee, the guarantee is limited to $16 million to cover one guarantor’s share of the shareholders in Hot Vision that fails to repay its share. Consequently, the Company’s maximum share of this guarantee as at December 31, 2005 is $6 million (consolidated $9.5 million).

To guarantee payment of all the amounts that Hot Vision owes another bank, the cable companies, including the Company and Gvanim, provided a guarantee for an unlimited sum. The Company’s maximum share of this guarantee as at December 31, 2005, is $3.7 million (consolidated $6.1 million).

Golden Channels’ maximum share of these guarantees is $14 million.

As at the balance sheet date, Hot Vision’s debt to the banks aggregates $34.4 million.

8)	The Company is a guarantor for the loans of debts of Gvanim to the banks.

9)	To secure its liabilities to the banks, Golden Channels placed a lien on all its holdings in Idan.

10)	The Company is owned by 4 Israeli banks (see Creditors’ Arrangement Note 1(B)). Consequently, all the Group’s assets are mortgaged to the banks.

11)

The Company and Matav are guarantors, together and severally, in the accrued amount of $7.4 million to secure payments by the Hot Telecom partnership to an equipment supplier. The cable companies signed an indemnity agreement regarding the aforementioned guarantee. In addition all the cable companies including the Company, are jointly and severally liable as guarantors up to an additional amount of US$4.5 million to secure payments by the Hot Telecom partnership in further transaction with the same supplier.

12)

The cable companies gave a guarantee in the amount of NIS 200 million to secure the liabilities of the Hot Telecom partnership towards a third party with which a rental agreement was signed. The Company’s relative share of this guarantee is NIS 66 million.

71

Note 17  –  Share Capital

	Authorized		Issued		Fully paid

	December 31 2005	December 31 2004	December 31 2005	December 31 2004	December 31 2005	December 31 2004

Ordinary shares of NIS 1 par value	30,000,000	30,000,000	15,137,704	15,137,704	15,137,704	15,137,704

Note 18  –  Income

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Subscriptions	567,643	600,774	605,529
Installations	4,267	5,695	4,379
Deposits and hire of converters	19,222	18,153	14,069
Management fees	-	-	4,465
Pay per view movie sales	16,340	14,921	11,097
Communication services	-	7,202	31,252
Internet access subscriptions	65,229	58,208	28,010
Interactive services	4,123	4,272	1,720
Other	9,863	11,509	2,096

	686,687	720,734	702,617

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Subscriptions	348,505	367,782	366,191
Installations	1,157	1,595	970
Deposits and hire of converters	11,978	11,522	9,395
Pay per view movie sales	9,568	8,786	6,738
Management fees	18,454	18,935	18,315
Interactive services	2,523	2,602	986
Other	1,177	2,217	1,448

	393,362	413,439	404,043

*	Restated.

72

Note 19  –  Operating Expenses

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	69,271	56,932	57,257
Maintenance of cable network	39,384	37,870	35,045
Depreciation and amortization	203,818	*** 199,155	195,269
Royalties to the State of Israel	23,547	27,369	20,339
Communication services	-	5,979	9,773
Other operating expenses	58,271	48,281	49,888

	394,291	375,586	376,571

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses *	29,612	27,740	25,871
Maintenance of cable network	5,683	5,021	3,842
Depreciation and amortization	119,274	*** 115,131	106,003
Royalties to the State of Israel	8,581	10,605	12,595
Other operating expenses	34,392	25,773	27,865

	197,542	184,270	176,176

*	See Note 2S.

**	Restated.

***	Reclassified.

73

Note 20  –  Production and Programming Expenses

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	2,457	2,234	-
Fees for film screening and broadcasting rights	182,984	176,329	195,425
Local productions	50,904	50,004	39,775
Pay per view expenses and screening rights	11,097	10,109	7,147
Depreciation	449	649	623
Other production and programming expenses	5,768	6,775	4,297

	253,659	246,100	247,267

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses *	149	189	-
Fees for film screening and broadcasting rights	118,796	111,583	118,163
Local productions	31,151	30,119	23,809
Pay per view expenses and screening rights	6,477	5,612	4,428
Depreciation	93	162	350
Other production and programming expenses	3,584	4,167	2,382

	160,250	151,832	149,132

*	See Note 2S.

**	Restated.

74

Note 21  –  Selling and Marketing Expenses

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	26,453	34,580	29,391
Advertising	27,088	40,314	18,942
Collection commissions	7,940	8,909	8,104
Depreciation	-	-	1
Other selling and marketing expenses	7,992	8,527	8,694

	69,473	92,330	65,132

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses *	11,773	16,201	14,648
Advertising	15,334	21,168	10,155
Collection commissions	4,098	4,395	4,812
Other selling and marketing expenses	4,120	3,675	4,508

	35,325	45,439	34,123

*	See Note 2S.

**	Restated.

75

Note 22  –  General and Administrative Expenses

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses	9,378	11,112	13,175
Depreciation and amortization	8,363	** 12,177	16,441
Amortization of unallocated excess of cost	81,995	82,154	82,618
Bad and doubtful debts	4,928	5,193	710
Other general and administrative expenses	15,822	19,962	20,701

	120,486	130,598	133,645

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Salaries and related expenses*	2,286	7,597	8,057
Depreciation and amortization	3,568	** 6,761	9,671
Bad and doubtful debts	3,630	3,097	355
Other general and administrative expenses	5,565	6,244	13,455
Less: subsidiaries’ participation in expenses	-	(1,867)	(3,976)

	15,049	21,832	27,562

*	Restated.

**	Reclassified

76

Note 23  –  Financing Expenses, Net

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Real financing expenses on long-term loans received	38,017	34,059	32,150
Other financing expenses and exchange rate differences, net	150,104	145,986	210,231

	188,121	180,045	242,381

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Real financing expenses on long-term loans received	29,327	27,308	24,068
Other financing expenses and exchange rate differences, net	110,014	115,444	159,247

	139,341	142,752	183,315

*	Restated.

77

Note 24  –  Other Income (Expenses), Net

Composition:

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Capital gain (loss), net	(18)	1,236	(244)
Refund of prior years royalties (1)	-	-	5,211
Impairment in value of assets	-	**(9,178)	(986)
Golden Channels interest and management fees (2)	-	-	26,978
Expense refund - Golden Channels (3)	-	-	12,000
Legal claim	(3,312)	(29,119)	-
Other	(3,010)	(2,940)	-

	(6,340)	(40,001)	42,959

Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Capital gain (loss), net	(18)	1,236	(104)
Legal claim	(2,026)	(17,469)	-
Refund of prior years royalties (1)	-	-	3,072
Impairment in value of assets	-	**(6,667)	(986)
Golden Channels prior year management fees and interest (2)	-	-	26,978
Other	(3,010)	(2,404)	-

	(5,054)	25,304	28,960

(1)

On June 16, 2003, the Knesset Economic Committee authorized a change in the Bezeq (Licensing) Regulations which reduced the royalty rate paid to the state retroactively as from January 1, 2002. Accordingly, during 2003, the Company received refunds in respect of the prior year from the Ministry of Communications by way of set-off.

(2)

Upon completion of the Golden Channels transaction (see Note 6D(3)), the Company, during 2003, recorded its share in management fees and interest to which it was entitled as a partner in Golden Channels from the date of acquisition until the date of completion of the transaction.

(3)	During 2003, the Company received, by way of set-off, NIS 12 million in respect of Golden Channels participation in the activities of Tevel Telecom in prior years.

*	Restated.

**	Reclassified

78

Note 25  –  Linkage Terms of Monetary Balances

A.	Consolidated

	December 31, 2005

	Linked to the Consumer Price Index	In foreign currency or linked thereto	Unlinked	Total

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	-	12,614	55,406	68,020
Trade receivables	-	-	25,277	25,277
Debtors and debit balances	106	-	7,888	7,994

Total assets	106	12,614	88,571	101,291

Current liabilities
Bank credit	-	(25,519)	(2,789,381)	(2,814,900)
Creditors and credit balances	-	(64,496)	(59,981)	(124,477)
Suppliers and service providers	-	(39,575)	(85,630)	(125,205)
Short-term shareholders’ loans	-	(28,771)	-	(28,771)
Current maturities of long-term loans	(149,459)	-	-	(149,459)

Long-term liabilities
Long-term loans	(207,378)	-	-	(207,378)
Customer deposits	(29,361)	-	-	(29,361)
Shareholders loans	-	(61,029)	-	(61,029)
Liability for cessation of employee/employer relations, net	-	-	(1,851)	(1,851)

Total liabilities	(386,198)	(219,390)	(2,936,843)	(3,542,431)

79

Note 25  –  Linkage Terms of Monetary Balances

B.	Company

	December 31, 2005

	Linked to the Consumer Price Index	In foreign currency o4 linked thereto	Unlinked	Total

	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	-	12,614	44,042	56,656
Trade receivables	-	-	5,755	5,755
Debtors and debit balances	87,285	-	35,529	122,814

Total assets	87,285	12,614	85,326	185,225

Current liabilities
Bank credit	-	-	(2,145,572)	(2,145,572)
Creditors and credit balances	-	(64,496)	(43,241)	(107,737)
Suppliers and service providers	-	(26,375)	(87,080)	(113,455)
Short-term shareholders’ loans	-	(28,771)	-	(28,771)
Current maturities of long-term loans	(115,210)	-	-	(115,210)

Long-term liabilities
Long-term loans	(181,691)	-	-	(181,691)
Customer deposits	(18,571)	-	-	(18,571)
Shareholders loans	-	(61,029)	-	(61,029)
Liability for cessation of employee/employer relations, net	-	-	(1,037)	(1,037)

Total liabilities	(315,472)	(180,671)	(2,276,930)	(2,773,073)

80

Note 26  –  Balances and Transactions with Related and Interested Parties

A.	General

As part of the creditors arrangement, 48.5% of the shares of the Company which were held by Discount Investment Corporation Ltd. were transferred to the trustee for the banking creditors. Consequently, as at the balance sheet date most of the Company’s shares are held by or on behalf of the banks financing the Company.

Details of the transactions with related and interested parties, as detailed below, do not include transactions with these shareholders as transactions between them and the Company was made in the ordinary course of business and at market terms.

B.	Expenses and income with related and interested parties

Consolidated

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Expenses and income
Management fee income	(1,221)	(1,505)	(27,626)
Rent and other expenses	-	-	172
Rental income	-	-	(169)
Interest and exchange differences, net	-	-	(7,039)
Maintenance expenses	-	-	748
Acquisitions from interested parties	-	-	37
Salary to interested party employed by the Company	1,071	1,968	7,182
Others	277	-	117

The Company

	For the year ended

	December 31 2005	December 31 2004	December 31 2003

	NIS thousands	NIS thousands	NIS thousands

Expenses and income
Management fee income	(18,478)	(14,929)	(48,182)
Participation in expenses of subsidiary	277	-	-
Rental income	-	-	(169)
Interest and linkage differences, net	(3,526)	(689)	(8,445)
Maintenance and other expense	-	-	433
Acquisitions from related companies	43,404	-	-
Salary to interested party employed by the Company	357	510	4,308

81

Note 26 –	Balances and Transactions with Related and Interested Parties (cont’d)

C.	Balances with related and interested parties

Consolidated

	December 31	December 31
	2005	2004

	NIS thousands	NIS thousands

Balances:

Current liabilities (unlinked)	(4,972)	(4,367)
Loan to affiliated company	77,490	-
Shareholders’ loan to investee company	7,072	-

The Company

	December 31	December 31
	2005	2004

	NIS thousands	NIS thousands

Balances:

Loan to affiliated company	77,490	-
Shareholders’ loan to investee company	7,072	-
Current assets (mainly unlinked)	115,885	102,269
Current liabilities (unlinked)	(15,261)	(4,408)

Note 27 –	Earnings Per Share

A.	The weighted number of shares used to compute the loss per share

	For the year ended

	December 31	December 31	December 31
	2005	2004	2003

Basic	15,137,704	15,137,704	15,137,704

B.	Loss used to compute the earnings per share

Composition:

	For the year ended

	December 31	December 31	December 31
	2005	2004	2003

	NIS thousands	NIS thousands	NIS thousands

Loss from statement of income	(438,727)	(92,580)	(450,230)

Loss used in the computation of basic earnings per share	(438,727)	(92,580)	(450,230)

C.	Basic loss per NIS 1 par value of shares

For the year ended

December 31	December 31	December 31
2005	2004	2003

NIS	NIS	NIS

(28.98)	(6.12)	(29.74)

82

Note 28 –	Post Balance Sheet Date Events

1)

The Hot Telecom partnership and a supplier for the construction of a telephone network (hereinafter - “Lucent”) signed an agreement whereby from March 9, 2006 Lucent had completed the works according to a contract dated July 9, 2004 and would not provide guarantee and maintenance services to the system. According to the agreement, Lucent would transfer full ownership on all system components supplied to the Partnership including spare parts to sub-systems and all equipment at the Petah Tikva test site. According to the agreement, Lucent will be entitled to payment of approximately US$3.1 million relating to orders delivered and authorized for payment by the partnership and to US$0.9 million which will be paid as a compromise agreement in respect of works to be carried out by Lucent, for test equipment and various spare parts delivered to the partnership, after offset of damages caused to the partnership by delays in the timetable and the non-delivery of orders.

2)

On February 14, 2006, 5 scriptwriters and various directors filed a claim against the cable companies claiming that the broadcast of product detailed in their claim on the cable channels and over VOD had been made without payment by the cable companies of royalties either directly or through the Tali company, such broadcast being in breach of their creative rights.

The claim is in the sum of approximately NIS 1.7 million (for court fee purposes) and is based on a contended calculation as to the number of broadcasts or the number of broadcasted minutes multiplied by a “tariff” contended to represent the payment tariff for each broadcast or minute broadcasted, as relevant.

The defense and response to this injunction has not yet been filed, however, the Company’s response is that the broadcast of this product was made by law in accordance with valid agreements between the producers of those programs and the cable companies as part of which the full rights allowing broadcast of the product in the format currently used had been sold to the cable companies for full consideration.

Due to the early stages of the principal action, the Company’s legal advisors are unable to estimate the chances of the claim and thus no provision in respect thereof was made in the Company’s books.

3)

On January 25, 2006, a third party filed a demand in court to enforce arbitration proceedings and a request to appoint an arbitrator for the cable companies, including the Company. As part of the demand, the third party contends that the cable companies owe a debt to him in the sum of NIS 15- NIS 20 million which has not been paid. As at the date of authorization of these financial statements the cable companies are preparing their response.

In Managements estimation, based on the advice of legal counsel, the results of this proceeding will not lead to significant sums falling due, if at all and therefore no provision has been made in this respect in the financial statements.

4)

To the best of the knowledge of Company management, on March 1, 2006 the Knesset authorized the Class Action Law, 2006 (“the law”). The law will become effective upon its official publication. The law deals with the method of making a class action claim under Israeli law and annuls the specific instructions relating to class actions which were included in various laws prior to authorization of the law. The law materially broadens, among others, the list of claimants with the right to file a request to have a claim recognized as a class action. In addition, the law removed certain procedural limitations to the filing of a claim to recognize a class action. In the opinion of Company management, the publication of the law as described above may increase the number of requests to authorize claims against the group as class actions and is liable to increase the group’s legal exposure.

5)

In 2005 Hot Vision filed a claim against Yes in the amount of NIS 1.8 million in respect of an amount that was offset by Yes from the payment it was required to make to Hot Vision. In March 2006, Yes filed a statement of defense and a counterclaim in the amount of NIS 2.5 million (for purposes of court fees). The basis for the counterclaim is Yes’s allegation that over the years Hot Vision had unlawfully charged Yes with management fess in the amount of NIS 6.8 million, including interest and linkage as at the date of filing the counterclaim. Yes also alleged that if its allegation is accepted with respect to the amount that was offset as aforementioned, it also claims that amount (NIS 1.7 million with the addition of interest and linkage differences).

In the opinion of the management of Hot Vision, which is based on the opinion of its legal counsel, due to the early stage of the claim and before Hot Vision has filed its defense to the counterclaim, it cannot evaluate the chances of the claims being accepted, and accordingly no provision was included in the financial statements.

83

Note 29 –	Nominal Historical Data for Tax Purposes

A.	Accounting principles used in presenting nominal historical data for tax purposes

1.	These financial statements were prepared on the historical cost basis.

2.	These financial statements include Company data only, without presentation of consolidated financial statements as required according to generally accepted accounting principles.

B.	Balance sheets

	December 31	December 31
	2005	2004

	NIS thousands	NIS thousands

Current assets

Cash and cash equivalents	56,656	82,824
Trade receivables	5,755	6,706
Other receivables	122,814	129,105

	185,225	218,635

Long-term receivables	915	2,274

Investments in investee companies	118,123	146,737

Fixed assets	422,653	461,311

Other assets	2,434	-

	729,350	828,957

84

Note 29 –	Nominal Historical Data for Tax Purposes (cont’d)

B.	Balance sheets (cont’d)

	December 31	December 31
	2005	2004

	NIS thousands	NIS thousands

Current liabilities

Bank credit	2,145,572	1,877,842
Trade payables	113,455	124,344
Other payables	107,737	86,952
Short-term loans from interested parties	28,771	27,472
Current maturities of long-term loans	115,210	110,645

	2,510,745	2,227,255

Long-term liabilities

Long-term loans	181,691	289,129
Customer deposits	18,571	23,694
Liabilities in respect of employee severance benefits, net	1,037	4,658
Liabilities in respect of investments in affiliated companies	344,795	199,860
Liability in respect of benefit granted to employees	-	144

	546,094	517,485

Shareholders’ loans	61,029	55,132

Shareholders’ equity

Share capital	15,138	15,138
Premium on shares	18,080	18,080
Capital reserve	219,303	219,303
Accumulated loss	(2,641,039)	*(2,223,436)

	(2,388,518)	(1,970,915)

	729,350	828,957

* Restated.

85

Note 29 –	Nominal Historical Data for Tax Purposes (cont’d)

C	Statements of income

	For the year ended

	December 31	December 31	December 31
	2005	2004	2003

	NIS thousands	NIS thousands	NIS thousands

Income	393,362	413,439	412,393

Operating expenses	190,443	182,675	167,890

Production and programming expenses	160,242	151,817	150,982

	350,685	334,492	318,872

Gross profit	42,677	78,947	93,521

Selling and marketing expenses	35,325	45,439	34,551

General and administrative expenses	15,069	22,813	27,632

	50,394	68,252	62,183

Profit (loss) for the year before financing expenses, net	(7,717)	10,695	31,338

Financing expenses, net	(139,341)	(142,987)	(136,095)

Capital gain and write off of debts according to creditors arrangement	-	323,482	-

Other expenses, net	(5,054)	(17,153)	(62,777)

Profit (loss) before taxes on income	(152,112)	174,037	(167,534)

Taxes on income	(6,564)	(520)	-

Profit (loss) after taxes on income	(158,676)	173,517	(167,534)

Company’s equity in losses of investee companies	(258,927)	(236,516)	*(180,732)

Loss for the year	(417,603)	(62,999)	(348,266)

86

Note 29 –	Nominal Historical Data for Tax Purposes (cont’d)

D.	Statement of changes in shareholders’ equity

	Share capital	Premium on shares		Accumulated loss	Total

	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1, 2003	15,138	18,080	-	(1,812,171)	(1,778,953)

Changes during 2003:

Loss for the year	-	-	-	(348,266)	(348,266)

Balance as at December 31, 2003	15,138	18,080	-	(2,160,437)	(2,127,219)

Changes during 2004:

Capital reserve from transaction with control holder	-	-	219,303	-	219,303

Loss for the year	-	-	-	(62,999)	(62,999)

Balance as at December 31, 2004	15,138	18,080	219,303	(2,223,436)	(1,970,915)

Changes during 2005:

Loss for the year	-	-	-	(417,603)	(417,603)

Balance as at December 31, 2005	15,138	18,080	219,303	(2,641,039)	(2,388,518)

*	Restated.

87

Annex B(3)

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP

2005 ANNUAL REPORT

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP

2005 ANNUAL REPORT

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O. Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

AUDITORS’ REPORT

To the partners of

GOLDEN CHANNELS & CO. (Registered Partnership)

We have audited the financial statements of Golden Channels & Co. – Registered Partnership (hereafter - the Partnership) and the consolidated financial statements of the Partnership and its subsidiary entities and proportionately consolidated companies (collectively – the Group): balance sheets as of December 31, 2005 and 2004, and the statements of income (loss), changes in the Partnership’s capital deficiency and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Partnership’s partners and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiary entities and proportionately consolidated entities, whose assets included in consolidation constitute approximately 41% and 39% of total consolidated assets as of December 31, 2005 and 2004, respectively, and whose revenues included in consolidation constitute approximately 43%, 43% and 40% of total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. We did not audit the financial statements of an associated entity, the Partnership’s interest in the profits of which amount to NIS 215,000 in 2003. The financial statements of the above subsidiary entities, proportionately consolidated entities and associate dentity were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership’s partners and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Partnership and consolidated - as of December 31, 2005 and 2004 and the results of operations, changes in the Partnership’s capital deficiency and cash flows - of the Partnership and consolidated - for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on, the above date are presented in values that have been adjusted for the changes in the general purchasing power of the Israeli currency through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

2

Without qualifying our opinion, we draw attention to the following matters:

a.

In the years 2005, 2004 and 2003, the Group incurred losses of NIS 127 million, NIS 93 million and NIS 89 million, respectively, and also had a capital deficiency and a working capital deficit as of December 31, 2005 of NIS 459 million and NIS 1,491 million, respectively. The settlement of the Group’s liabilities and the continuation of its operating activities are dependent on, among other things, the banks agreeing not to demand repayment of the loans before January 1, 2007 at the earliest or on their readiness to grant alternative credit, as well as on positive cash flows being generated from operating activities. See note 1a(7) with regard to management’s assessment with regard to the above.

b.

Uncertainty exists with regard to the Group’s contingent liabilities and to petitions for the certification of six claims as class actions, as referred to in note 13b to the financial statements. With regard to some of these contingent liabilities, provisions have been included in the financial statements, which, in management’s opinion, are sufficient to cover the liability that might materialize as a result thereof; with regard to those contingent liabilities, whose amounts cannot be estimated or whose outcome cannot be assessed at this stage, no provisions have been included in the financial statements.

c.

As of December 31, 2005, a company that is a related party has an outstanding debt to the Group of NIS 131 million. This company has losses, a capital deficiency and a working capital deficit. Collection of this debt is contingent upon the ability of the above company to continue its operating activities and to settle its liabilities. Such ability is dependent on, among other things, the banks agreeing not to demand repayment of the loans granted to the above company before January 1, 2007 at the earliest or on their readiness to grant alternative credit. See note 12b with regard to management’s assessment with regard to the above.

d.

As of December 31, 2005, an associated entity has outstanding debts to the Group and to the Partnership of NIS 92 million and NIS 91 million, respectively. The associated entity aforementioned has losses, a capital deficiency and a working capital deficit. Collection of this debt is contingent upon the associated entity’s attainment of positive cash flows from its operating activities and profits from its operations in the future. As to management’s opinion concerning the aforesaid, see note 4.

e.

The financial statements for 2004 have been restated in order to reflect, with retroactive effect, a correction in respect of the proportionate consolidation of HOT Vision Ltd.’s financial statements with those of the Partnership. Previously, the investment in the aforesaid company was presented in the Partnership’s consolidated financial statements by the equity method – see also note 1p.

f.

Within the framework of the negotiations that took place regarding the merger of the cable television entities (hereafter – the CTV entities), a verbal agreement was reached on February 21, 2006 concerning the main principles for the merger of the CTV entities. No certainty that the merger will be closed in accordance with these, or other, principles. See note 1a(8)(b).

Tel-Aviv, Israel
      April 26, 2006

3

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
BALANCE SHEETS

		Consolidated		The Partnership

		December 31		December 31

	Note	2005	2004*	2005	2004

		NIS in thousands (see note 1b)		NIS in thousands (see note 1b)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	1n	7,731	3,414	38	563
Short-term deposits	2	53	115	53	58
Accounts receivable:
Trade		29,600	24,482	3,901	3,143
Other		9,130	11,347	6,165	5,601

T o t a l current assets		46,514	39,358	10,157	9,365

INVESTMENTS IN INVESTEE ENTITIES AND LONG-TERM RECEIVABLES:
Long-term deposits	2	147	174	147	174
Investments in subsidiary entities and in a proportionately consolidated company	3			68,029	**74,325
Investments in an associated entity	4	71,930	13,585
Investment in limited partnerships	6	770	1,880
Film and program screening rights	7	27,513	30,097
Related parties	12b	130,849	145,309	90,721	39,410

		231,209	191,045	158,897	113,909

NEGATIVE MINORITY INTEREST IN SUBSIDIARY ENTITY	5	57,260	50,140

FIXED ASSETS:	8
Cost		1,925,593	1,777,098	1,158,516	1,048,405
L e s s - accumulated depreciation		1,215,078	1,061,780	706,622	605,414

		710,515	715,318	451,894	442,991

OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	9	111,710	153,900	7,913	11,738

		1,157,208	1,149,761	628,861	578,003

Yediot Communications Ltd.	Fishman Family Assets Ltd.	Tevel Israel International Communications Ltd. (Under Creditors Arrangement)

Ram Belinkov Chairman of Management Board	Israel Lederberg VP - Finance

Date of approval of the financial statements: April 26, 2006.

4

		Consolidated		The Partnership

		December 31		December 31

	Note	2005	2004*	2005	2004

		NIS in thousands (see note 1b)		NIS in thousands (see note 1b)

Liabilities, net of the Partnership’s capital deficiency
CURRENT LIABILITIES:
Credit and loans from banks	12c	1,215,867	1,077,680	715,869	623,088
Accounts payable and accruals:	12d
Trade		212,005	216,711	166,812	168,349
Other		109,721	126,541	73,955	**83,497

T o t a l current liabilities		1,537,593	1,420,932	956,636	874,934

LONG-TERM LIABILITIES:
Customer deposits in respect of decoders, net of accumulated amortization	1i	23,243	29,502	15,597	19,771
Liability for employee rights upon retirement, net of amount funded	10	9,826	4,989	5,423	2,180
Another liability, net of current maturity	11	7,632	10,406	7,632	10,406
Related parties	12e	24,829	6,476	57,819	5,300
Excess of share in losses of subsidiary company over the investment therein	3			45,002

T o t a l long-term liabilities		65,530	51,373	131,473	37,657

COMMITMENTS AND CONTINGENT LIABILITIES	13

T o t a l liabilities		1,603,123	1,472,305	1,088,109	912,591

MINORITY INTERESTS		13,333	12,044

THE PARTNERSHIP’S CAPITAL DEFICIENCY		(459,248)	(334,588)	(459,248)	(334,588)

		1,157,208	1,149,761	628,861	578,003

*	Restated, see note 1p.

**	Reclassified.

The accompanying notes are an integral part of the financial statements.

5

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
STATEMENTS OF INCOME (LOSS)

		C o n s o l i d a t e d			T h e P a r t n e r s h i p

	Note	2005	2004*	2003	2005	2004	2003

		NIS in thousands (see note 1b)			NIS in thousands (see note 1b)

REVENUES	12f	643,409	667,255	621,830	359,803	374,458	369,285
OPERATING EXPENSES	12g	610,623	569,860	**535,742	339,369	**313,281	**296084

GROSS PROFIT		32,786	97,395	86,088	20,434	61,177	73,201

SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES
Selling and marketing	12h	63,829	70,647	51,894	35,108	40,939	31,176
Administrative and general	12i	27,818	25,341	**25,394	13,300	**11,500	**13,870

		91,647	95,988	77,288	48,408	52,439	45,046

INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL AND OTHER EXPENSES		(58,861)	1,407	8,800	(27,974)	8,738	28,155
FINANCIAL EXPENSES, net	12j	(65,643)	(59,215)	(101,863)	(46,823)	(40,253)	(62,925)
OTHER INCOME (EXPENSES), net	12k	8,511	(26,010)	63	4,602	(16,418)	4

LOSS FROM OPERATIONS BEFORE TAXES ON INCOME		115,993	83,818	93,000	70,195	47,933	34,766
TAXES	14	1,785	3,453	115

LOSS AFTER TAXES		117,778	87,271	93,115	70,195	47,933	34,766
SHARE IN LOSSES OF ASSOCIATED ENTITY	4	14,842	4,952	144			94
SHARE IN LOSSES OF SUBSIDIARY ENTITIES, net	3				56,594	45,319	54,336
MINORITY INTERESTS IN PROFITS (LOSSES) OF SUBSIDIARY ENTITIES, net	5	(5,831)	1,029	(4,063)

LOSS FOR THE YEAR - CARRIED TO THE PARTNERSHIP’S CAPITAL DEFICIENCY		126,789	93,252	89,196	126,789	93,252	89,196

*	Restated, see note 1p.

**	Reclassified.

The accompanying notes are an integral part of the financial statements.

6

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
STATEMENTS OF CHANGES IN THE PARTNERSHIP’S CAPITAL DEFICIENCY

	Yediot Communic- ations Ltd. (hereafter – Yediot) – 47.5%	Tevel Israel International Communications Ltd. (Under Creditors Arrangement) (hereafter - Tevel) - 35%	Fishman Family Assets Ltd. (hereafter - Fishman) - 17.5%	Total

	N I S i n t h o u s a n d s (s e e n o t e 1 b)

BALANCE AT JANUARY 1, 2003	(74,545)	(54,743)	(27,371)	(156,659)
CHANGES DURING 2003:
Management fees*	1,723	1,270	635	3,628
Payments of income tax in respect of the partners	(273)	(202)	(101)	(576)
Loss	(42,368)	(31,219)	(15,609)	(89,196)

BALANCE AT DECEMBER 31, 2003	(115,463)	(84,893)	(42,446)	(242,803)
CHANGES DURING 2004:
Management fees*	1,718	1,266	633	3,617
Payments of income tax in respect of the partners	(1,021)	(752)	(377)	(2,150)
Loss	(44,295)	(32,638)	(16,319)	(93,252)

BALANCE AT DECEMBER 31, 2004	(159,061)	(117,018)	(58,509)	(334,588)
CHANGES DURING 2005:
Management fees*	1,625	1,196	599	3,420
Payments of income tax in respect of the partners	(613)	(452)	(226)	(1,291)
Loss	(60,225)	(44,376)	(22,188)	(126,789)

BALANCE AT DECEMBER 31, 2005	(218,274)	(160,650)	(80,324)	(459,248)

*     As to the payment of management fees, see note 13a(6).

The accompanying notes are an integral part of the financial statements.

7

(Continued) - 1

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
STATEMENTS OF CASH FLOWS

	Consolidated			The Partnership

	2005	2004*	2003	2005	2004	2003

	NIS in thousands (see note 1b)			NIS in thousands (see note 1b)

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	(126,789)	(93,252)	(89,196)	(126,789)	(93,252)	(89,196)
Adjustments required to reflect the cash flows from operating activities (a):
Income and expenses not involving cash flows	245,264	224,457	164,735	169,143	134,632	135,841

	118,475	131,205	75,539	42,354	41,380	46,645
Changes in operating asset and liability items	(50,435)	14,672	1,168	(19,907)	21,221	(542)

Net cash provided by operating activities	68,040	145,877	76,707	22,447	62,601	46,103

CASH FLOWS FROM INVESTING ACTIVITIES:
Withdrawal of deposits - net	89	37	110	32	94`	110
Purchase of fixed assets	(155,140)	(117,574)	(105,207)	(109,931)	(64,404)	(66,044)
Amounts carried to other assets and deferred charges	(28)	(360)	(421)	(200)	(575)	(480)
Proceeds from the sale of fixed assets	1,336	115	6,395	1,306	115	4,043
Investment in limited partnerships	(13)	(99)
Proportionately consolidated subsidiary company consolidated for the first time (c)			*2,231
Change in balances with related parties - net	11,902	(23,425)	(11,904)	(54,176)	6,017	19,234
Collection of loans from investee entities						216
Grant of loans to investee entities	(73,186)	(18,539)		(9,922)	(14,059)	(8,415)

Net cash used in investing activities	(215,040)	(159,845)	(108,796)	(172,891)	(72,812)	(51,336)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of income tax in respect of the partners	(1,291)	(2,150)	(576)	(1,291)	(2,150)	(576)
Receipt of loans from related parties	16,132		6,641	59,457		5,496
Change in deposits from customers for decoders - net	(1,708)	(1,382)	1,144	(1,027)	(732)	907
Short-term credit from banks - net	138,184	37,019	8,471	92,780	32,053	(19,093)
Proceeds from short-selling (consideration for acquiring) marketable debentures		(18,798)	18,774		(18,798)	18,774

Net cash provided by financing activities	151,317	14,689	34,454	149,919	10,373	5,508

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,317	721	2,365	(525)	162	275
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,414	2,693	328	563	401	126

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	7,731	3,414	*2,693	38	563	401

8

(Continued) - 2

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
STATEMENTS OF CASH FLOWS

	Consolidated			The Partnership

	2005	2004*	2003	2005	2004	2003

	NIS in thousands (see note 1b)			NIS in thousands (see note 1b)

(a) Adjustments required to reflect the cash flows from operating activities:
Income and expenses not involving cash flows:
Interest and management fees to partners	3,420	3,617	3,628	3,420	3,617	3,628
Minority interest in profits (losses) of subsidiary entities - net	(5,831)	1,029	(4,063)
Share in losses of subsidiary entities - net				56,594	45,319	54,336
Share in losses of associated entity	14,842	4,952	144			94
Depreciation and amortization	198,036	178,523	164,854	106,941	90,154	78,811
Loss from non-return of decoders and installation costs in respect of customers that have left	1,774	4,643	5,860	1,115	2,424	3,446
Liability for employee rights upon retirement - net	4,837	(2,040)	1,375	3,242	(1,680)	833
Capital losses (gains) on the sale of fixed assets	(98)	(115)	27	(98)	(115)	84
Revaluation of customers’ deposits for decoders	(4,551)	(5,642)	(5,810)	(3,147)	(3,837)	(4,021)
Write-down of investment in limited partnerships	1,119	537
Amortization of film screening rights	32,456	39,836
Expenses in respect of the reduction of other liabilities	(1,202)	(1,124)	(1,143)
Linkage differences and interest in respect of long-term loans from shareholders	462	78		1,769	45
Loss (gain) on marketable debentures short-sold		163	(137)		161	(137)
Exchange differences and interest in respect of long-term loans granted				(693)	(1,456)	(1,233)

	245,264	224,457	164,735	169,143	134,632	135,841

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(5,118)	(6,386)	(609)	(755)	(498)	1,829
Other	2,217	(478)	(2,864)	(570)	1,629	(2,229)
Increase in film and screening rights	(29,872)	(30,582)
Increase (decrease) in accounts payable and accruals:
Trade	730	(6,444)	(5,102)	(7,468)	(18,451)	(3,194)
Other	(17,233)	60,457	12,708	(9,955)	40,405	6,017
Decrease in another liability - net	(1,159)	(1,895)	(2,965)	(1,159)	(1,864)	(2,965)

	(50,435)	14,672	1,168	(19,907)	21,221	(542)

	194,866	239,130	165,903	149,240	155,853	135,299

9

(Concluded) - 3

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
STATEMENTS OF CASH FLOWS

	Consolidated			The Partnership

	2005	2004*	2003	2005	2004	2003

	NIS in thousands (see note 1b)			NIS in thousands (see note 1b)

(b) Supplementary information on investing activities not involving cash flows-
Purchase of fixed assets with suppliers’ credit	59,407	60,537	34,698	49,721	45,511	23,986

(c) Proportionately consolidated subsidiary company consolidated for the first time:
Assets and liabilities of the proportionally consolidated subsidiary company at date of being consolidated for the first time:
Working capital (excluding cash and cash equivalents)			(42,836)
Investment in limited partnerships			2,317
Film and program screening rights			39,352
Fixed assets, net			1,287
Long-term liabilities			(831)
Carrying amount of investment in this company prior to the consolidation			(1,520)

			(2,231)

*	Restated, see note 1p.

**	Reclassified.

The accompanying notes are an integral part of the financial statements.

10

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The significant accounting policies, which, except for the changes required by the transition to nominal financial reporting in 2004 (see b. below), the increase in the depreciation rate of decoders in 2004 and the discontinuance in 2005 of amortizing installation costs, net, in respect of installations no longer in use (see e. below), were applied on a consistent basis, after giving retroactive effect to the proportionate consolidation of HOT Vision Ltd. in the consolidated financial statements, are as follows:

	a.	General:

		1)	Definitions:

			Associated entity	-

an entity (which is not a subsidiary entity or a proportionately consolidated company), over whose financial and operational policy the Partnership exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage holding in said entity is 20% or more, unless there are circumstances that contradict this assumption

			Bezeq	-	Bezeq – The Israel Telecommunication Corp. Ltd.

			Commissioner	-	the Anti-Trust Commissioner

			Council	-	the Cable and Satellite Broadcast Council

			CTV	-	cable television

			DO license	-	general license for domestic static telecommunication services

			Entity	-	a legal body that is either a company or a partnership

			Fishman	-	Fishman Family Assets Ltd.

			Goodwill	-

the difference between the cost of the investment in the subsidiary entities and the Partnership’s share in the fair value of their underlying assets (excluding the franchise), net of the fair value of their underlying liabilities, at date of acquisition, net of related taxes

			Group	-	the Partnership, subsidiary entities and the proportionately consolidated company

			Gvanim	-	Gvanim Cable Television Ltd.

			HOT Telecom	-	HOT Telecom Limited Partnership – an associated entity

11

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	HOT Vision	-	HOT Vision Ltd. – a proportionately consolidated company

	Idan	-	Idan Israeli Cable Television Ltd.

	Interested parties	-	as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993

	Investee entity	-	An entity that is a subsidiary entity or a proportionately consolidated company or an associated entity

	Israeli CPI	-	the Israeli consumer price index

	Matav	-	Matav Cable Systems Media Ltd.

	Partnership	-	the Golden Channels partnership

	Proportionately consolidated company	-

a jointly controlled company, none of whose shareholders holds exclusive control, the financial statements of which are consolidated with those of the Partnership by the proportionate consolidation method

	Edom	-	Edom Channels Ltd. – a subsidiary entity

	Related parties	-	as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel (hereafter – the Israeli Institute)

	TLM	-	Subscriber Television Company Ltd. – a related party of Golden Channels

	Subsidiary entity	-

an entity over which the Partnership has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Partnership (and which is included by the equity method in the Partnership’s solo financial statements), which is not a proportionately consolidated company.

	Telecom	-	Golden Telecom 2001 Limited Partnership – a Domestic Operator entity – a subsidiary entity

	Telecommunications Law	-	the Bezeq Law, 1982, whose name was changed to the Telecommunications (Bezeq and Broadcasts) Law, 1982

	Tevel	-	Tevel International Broadcasting Ltd.

	Trade Restrictions Law		the Trade Restrictions Law, 1988

	Warner	-	Warner Brothers International

	Yediot	-	Yediot Communications Ltd.

	YES	-	DBS Satellite Services (1998) Ltd.

12

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	2)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

	3)	Information concerning the Group’s activities:

The Group is active in two fields, as follows:

		a)	The Partnership, Idan and Edom are active in the field of cable television:

(i)

Within the framework of general licenses for cable broadcasting (hereafter – the Broadcasts), which were granted in April 2002 for a 15-year period, the Partnership and Idan provide Broadcasts to subscribers in return for monthly subscription fees in the following regions of Israel: Ramat Gan, Petah Tikva, Jerusalem, Beit She’an, Be’er Sheva, Acco, Naharia and Rehovot. The Council is authorized to extend the period of the above licenses, on each occasion, by a further 10-year period.

Broadcasts are provided to the town of Ma’ale Edumin by Edom within the framework of a license agreement granted to the regional operator. On December 16, 2002, the Head of the Civil Administration decided to extend the period of the license of the regional operator license for Ma’ale Edumin until December 31, 2006. In June 2005, an agreement was signed between Edom and the Efrat Local Council, pursuant to which Edom is to supply various services and communication broadcasts in Efrat. The agreement is for a 10-year period.

As to guarantees that the Group has provided in relation to the above licenses, see note 13b(20)(b).

(ii)

On May 2, 2002, the Ministry of Communications granted the Partnership a license to operate a main broadcasting center and a secondary broadcasting center using both analog and digital technologies. The license is for a 15-year period or for so long as the licenses of the CTV entities are valid – whichever is the earlier.

		b)	Telephony, fast Internet services over cable, and data transmission and communication services activities:

(i)

The services are provided through HOT Telecom, which was established together with the other CTV entities in November 2003 for the purpose of setting-up and operating domestic communication services over the cable networks, and began its operations in this field on January 1, 2004 (see note 4).

13

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

On November 25, 2003, the Ministry of Communications granted HOT Telecom a general license for domestic static telecommunication services (hereafter – DO license), including the provision of telephony services, portal services to Internet providers, infrastructure services for the distribution of CTV services, data communications, digital transmissions, , The DO license was granted for a 20-year period, with the Minister of Communications authorized to extend it for additional periods, each of 10 years.

The DO license replaces and cancels the previous DO licenses granted in 2002 to Telecom.

On March 16, 2005, the DO license granted to HOT Telecom was amended to enable HOT Telecom to enter into agreements with subscribers, including subscribers of the former license holders, in order to provide a portal service to Internet providers, via the former license holders. The provision of this service is to be considered as a service to be provided by HOT Telecom, this being for the duration of the period from the date of the grant of the DO license through to the date on which the merger of the CTV entities takes place. As of the date of the financial statements, Internet operations in the private sector are carried out by the former license holders, while Internet operations in the business sector are carried out by HOT Telecom.

In the approval for the merger of the CTV entities, which was granted by the Commissioner on April 22, 2002 and as amended from time to time (“the Commissioner’s Conditions for the Merger”), it is stated that the telephony investment by HOT Telecom is to be an amount of not less than NIS 350 million and any additional amount necessary to fulfill HOT Telecom’s business plan to provide telephony services that can compete fully with the telephony services provided by Bezeq. Pursuant to the Commissioner’s Conditions for the Merger, HOT Telecom had until June 30, 2005 to invest an amount of at least NIS 190 million, and until June 30, 2006, it has to invest a further amount of at least NIS 160 million and any additional amount necessary to fulfill HOT Telecom’s business plan to provide telephony services. The Commissioner’s Conditions for the Merger also prescribe a minimum quantity of subscribers that have to be connected to HOT Telecom’s telephony services for the years 2005-2007.

As of the date of the approval of the financial statements of HOT Telecom (in March 2006), HOT Telecom was in compliance with the conditions stipulated by the Commissioner with regard to the investment level and the number of subscribers to be connected. As of the aforesaid date, HOT Telecom’s investment amounted to NIS 309 million.

14

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	(ii)	Ownership of the cable network

Pursuant to the Telecommunications Law, the grant of the DO license to HOT Telecom is conditional on the holders of the Broadcast licenses transferring to the entity, which serves as the holder of the DO license, the rights to the cable network used for their Broadcasts. Nevertheless, it is stated in the DO license granted to Telecom, and subsequently in the DO license granted to HOT Telecom, that during a certain transition period, which is to end not later than June 30, 2006 or, in the event of a merger between the general license holders for cable broadcasting, on the date that said merger takes place, whichever is the earlier, that - in accordance with the agreement between HOT Telecom and the Broadcast license holders - HOT Telecom shall have the exclusive right to, among other things, make any improvement to the cable network and perform any action allowed under the terms of the DO license and the Telecommunications Law.

At the end of the transition period, the CTV entities are required to transfer the title to the cable network to HOT Telecom. As of the date of the approval of the financial statements, title to the cable network had not yet been transferred to HOT Telecom.

On September 15, 2005, agreements were signed between HOT Telecom and the CTV entities, pursuant to which the CTV entities granted HOT Telecom the exclusive rental rights to the network. Rights and obligations assignment deeds were also signed, pursuant to which the former license holders are assigning to HOT Telecom their rights and obligations under agreements for the provision of cable distribution services, which had previously been signed between the CTV entities and the former license holders. The rental fees have yet to be determined.

The agreement is effective retroactively from November 25, 2003 until the end of the transition period as defined above. The considerations for the network usage rights and also for the services that HOT Telecom is to provide to the CTV entities have yet to be determined.

In management’s opinion, the effect of determining the above considerations, net of the Group’s share in HOT Telecom’s expenses, is not material.

	(iii)	Financing

Pursuant to the founders’ agreement of the Partnership’s general partner (HOT Telecom Ltd.), its shareholders have undertaken to provide HOT Telecom with the financing needed for its operating activities during the 3-year period commencing from the date of approval of its business plan. The financing is to be provided in the amounts and at the times approved by the board of directors (“the basic financing”). Following provision of the basic financing, the parties have undertaken to provide the additional financing needed for the continuation of HOT Telecom’s activities, in accordance with its business plan.

15

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In May 2004, the CTV entities submitted to banks a business plan for the approval of a credit facility in the aggregate amount of NIS 534 million, which is to serve the planned activities of HOT Telecom. As of December 31, 2005, the CTV entities have an approved credit facility in the aggregate amount of $75 million, which enabled HOT Telecom to carry out the initial stages of the aforementioned business plan. In parallel, HOT Telecom is working with the CTV entities to find additional sources of finance.

		(iv)	Structural separation

The Broadcast licenses and the DO license contain provisions requiring that a structural separation be made between the holders of the Broadcast licenses and the holder of the DO license. Pursuant to these provisions, restrictions apply to the identity and the number of the directors who serve on the board of a Broadcast license holder and of the general partner of the DO License holder.

Additionally, pursuant to the aforementioned licenses, if another general license is granted for cable broadcasts over the cable network, or if the number of Internet subscribers reaches 450,000, or if the number of telephone lines operated by HOT Telecom reaches 250,000, or on December 31, 2007 (an additional condition that appears only in the Broadcast licenses) – then the license holders shall make a structural separation in the manner detailed in the licenses, including, among other things, a separation between the managements of the license holders, a separation between the assets of the license holders and also a separation between the employees of the license holders.

		(v)	On December 18, 2003, the Partnership provided a bank guarantee in connection with the above DO license (see note 13b(20)(b)).

	4)	Bill for the provision of a basket of basic services

In November 2005, a draft of the Settlements in the State Economy (Legislative Amendments to Attain the Budgetary Targets and Economic Policies for the 2006 Fiscal Year) Law, 2005 was published. Within the framework of this bill, there is a proposal to amend the Telecommunications Law whereby the Cable TV entities would be required to provide a basket of basic services to their subscribers, without conditioning the provision of the basket on the purchase of broadcasts or services not included therein.

The aforementioned bill also provides that the Minister of Communications, with the agreement of the Minister of Finance and on the advice of the Council, shall be authorized to determine the maximum amount to be paid for said basket of basic services, basing his determination on the cost of providing the basket and with the addition of a reasonable margin for the CTV entities. Pursuant to the aforementioned bill, the proposed amendment to the Telecommunications Law will become effective on January 1, 2007.

16

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In the opinion of the Partnership’s management, in the event that the aforementioned bill is passed, this could result in changes in the consumer habits of multi-channel television subscribers. As of the date of approval of the financial statements, the Partnership is unable to assess the effect of the proposed legislation on its future business results.

	5)	Application by YES to provide VOD services

In October 2005, The Ministry of Communications asked the CTV entities to present their position with regard to YES’s application to provide a VOD service over Bezeq’s ADSL network. The CTV entities’ position was submitted to the Ministry of Communications in January 2006, since which time, to the best of the Partnership’s knowledge, no change has occurred in the status of this issue.

In the opinion of the Partnership’s management, in the event that YES should begin to provide a VOD service using the aforementioned technology, the CTV entities would no longer be the sole providers of this service, and thus, as Bezeq will begin acting as a content provider as part of its alliance with YES, this could have a material detrimental effect on the Partnership’s business and on its future business results.

	6)	Terrestrial digital network

In August 2005, the Government decided to promote the establishment of a homogeneous terrestrial (land) digital network, throughout Israel, that would be used to distribute to the public, free of charge, the television channels of the Broadcasting Authority (Channels 1 and 33), the commercial television channels (Channels 10 and 22) and the Knesset Channel (Channel 99).

Pursuant to the aforementioned Government decision, an inter-ministerial tenders committee was formed to select the party that would plan, construct and operate the distribution network for the above broadcasts. The Government decision also prescribes that the tenders committee shall require the winner of the tender to take the necessary steps so that the distribution of broadcasts in the aforementioned format shall commence no later than January 1, 2007.

In the opinion of the Partnership’s management, if the Government decision were to be realized, this could result in changes in the consumer habits of multi-channel television subscribers. As of the date of approval of the financial statements, the Partnership is unable to assess the effect of the realization of the Government decision on its future business results.

17

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	7)	Losses and working capital deficit

In the years 2005, 2004 and 2003, the Group incurred losses of NIS 127 million, NIS 93 million and NIS 89 million, respectively, and also had a capital deficiency and a working capital deficit as of December 31, 2005 of NIS 459 million and NIS 1,491 million, respectively. The funding of the working capital deficit, the settlement of the Group’s liabilities and the continuation of its operating activities are dependent on the achievement of the business plan, including the generation of positive cash flows from operating activities in the coming years and the banks agreeing not to demand repayment of the loans granted or on their readiness to grant alternative credit (see also note 16e). In the opinion of the Partnership’s management, the banks will extend the credit period until at least January 1, 2007 and the Group also anticipates that positive cash flows will be generated from operating activities.

The Group also believes that the launch of an integrated services package (comprising CTV, Internet and telephony), together with significant infrastructure and network investment (including telephony investment through HOT Telecom, see (3)(b)(i) above), will result in an increase in future revenues and in the Group’s share of the Israeli telecommunications market, which will also cause a marked improvement in the Group’s operating profit.

During 2005, the main banks that finance the Group approved an increase in the credit facility and also actually made loans available both in 2005 and through to the date of approval of these financial statements. For the purpose of the aforesaid increase, the Group had provided various collateral as of the date of approval of the financial statements (see note 16c).

As to the merger of the CTV entities, see also (8) below.

As to the situations of a related company and an associated entity, which have outstanding debts to the Group amounting to NIS 131 million and NIS 90 million, respectively, see notes 12b and 4d.

	8)	Merger of the CTV entities:

		a)	The operational merger

Since 2001, the CTV entities have progressively been taking steps to merge their operations. Among other objectives, the merger is intended to enable the merged entity to consolidate, improve and expand its operations as a national body in the field of multi-channel television broadcasts, to compete more effectively with its competitors (primarily, the satellite company, YES), to form alliances in various fields, including the purchasing of content, marketing and sales, and also to achieve significant savings in operating expenses.

18

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

Approvals for the merger of the CTV entities have been received from the Anti-Trust Commissioner, the Cable and Satellite Broadcast Council and the tax authorities. Pursuant to the position of the Bank of Israel’s Supervisor of Banks (hereafter – the Supervisor), the merger of the CTV entities and the establishment of the merged cable company (see (b) below) constitutes a deviation from the Bank of Israel’s directives and the Proper Banking Management Provisions. The aforementioned position of the Supervisor has implications with regard to the attribution of the indebtedness of the merged company to, among others, the indirect control holders of the CTV entities.

In June 2004, implementation commenced of the operational merger between the CTV entities (including the Partnership), with the objective of strengthening the cooperation between the CTV entities. To further this objective, a joint management was appointed whose task it is to oversee the operational merger and the activities of the CTV entities (including those of HOT Telecom) in the field of marketing, sales, engineering, customer service, operations, and IT. The Partnership’s activities during the normal course of business, in relation to the matters being handled cooperatively, are subject to decisions taken by the joint management. This notwithstanding, significant decisions are subject to the approval of the board of directors and the other authorized bodies of each of the CTV entities, as legally required. The CTV entities have agreed on the principles for allocating costs, this being pro rata to each entity’s share of the sector’s total number of subscribers. The operational merger does not constitute a legal merger and does not include the transfer of assets or liabilities from a particular CTV entity to the joint entity or from a particular CTV entity to another. Each of the CTV entities remains the sole owner of its assets and the rights to the income that is received from its cable subscribers (for further details, see sub-section (b) below).

	b)	The legal merger

Within the context of the negotiations held concerning the merger of the CTV entities, oral accords were reached on February 21, 2006, between Matav, Fishman, Yediot, and the banks that hold the shares in Tevel, with regard to principles of the merger between the CTV entities.

Pursuant to the above accords, Matav is to absorb the activities and assets of the other CTV entities in the field of cable television broadcasts and in the field of domestic telecommunication services, by means of acquiring the activities and acquiring the entities that belong to the other CTV entities – this being for a consideration of $1,350 per cable television subscriber (hereafter – CTV subscriber), which is to be paid by means of (i) assuming the financial debts of the merging entity (the bank debt and the net working capital, as defined between the parties to the merger) in the amount of $850 in respect of each CTV subscriber acquired in the merger, and (ii) allotting shares to the shareholders/partners of the merging entities. The holdings ratio in the shares of Matav following the merger shall be based proportionately on the number of CTV subscribers of each party to the merger as of the date determined by the parties; the number of shares to be allotted to each of the parties as aforesaid will be determined in accordance with this ratio.

19

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The merger shall be effected retroactively from January 1, 2006, whereby the operating results from the business activities being merged shall be attributed to the merged company from the aforesaid date.

Additionally, the parties are discussing arrangements for appointing the directors of Matav once the merger is closed and also the rights with regard to the sale of Matav shares by the banks subsequent to the merger. These matters have not yet been finalized.

The financing terms in relation to the bank indebtedness that Matav will have subsequent to the merger have not yet been determined.

The agreement in principle between the parties is subject, among other matters, to the parties signing the final documents, to an agreement regarding the terms of Matav’s financing subsequent to the merger, to the approval of the management council and the management of the parties involved, including the approval of Matav’s general meeting, and also to various regulatory approvals. There is no certainty that these conditions will be fulfilled or that the proposed merger will be closed according to these or other terms.

As to guarantees provided by the Group in relation to the above merger, see note 13b(20)(c).

			9)	Declaration that the Group is a monopoly

On November 9, 1999, the Commissioner declared that each of the entities engaged in the CTF sector is operating a monopoly in the provision of multi-channel television broadcasts for payment within each of its license regions.

			10)	As to various obligations and restrictions imposed on the activities of the Partnership, see also notes 3 and 4.

	b.	Financial statements presentation basis:

The Partnership draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS).

		1)	Transition to nominal financial reporting in 2004

With effect from January 1, 2004, the Partnership has adopted the provisions of Israel Accounting Standard No. 12 – “Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standards Board (hereafter – the IASB) and, pursuant thereto, the Partnership has discontinued, from the aforesaid date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel (see (2) below), presented in the financial statements as of December 31, 2003 (hereafter – the transition date), were used as the opening balances for the nominal financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

20

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

Accordingly, the amounts reported for 2003, as well as reported amounts for subsequent periods, that relate to non-monetary assets (including the depreciation and amortization thereon) and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the Israeli CPI for December 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

Through December 31, 2003, the Partnership prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (“NIS”), based upon changes in the consumer price index (hereafter – the Israeli CPI), in accordance with pronouncements of the Israeli Institute.

In 2003, the components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – revenues, operating expenses, labor costs, etc. - were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly - changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

2)

The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

		3)	Condensed nominal-historical Israeli currency data of the Partnership, for tax purposes, are presented in note 20.

	c.	Principles of consolidation:

		1)	The consolidated financial statements include the accounts of the Partnership and its subsidiary entities.

2)

In addition to the fully consolidated entities as above, the consolidated financial statements include a company under common control that has been consolidated by the proportionate consolidation method, as prescribed by Opinion 57 of the Israeli Institute. As to data relating to said company included in these consolidated financial statements - see note 3e(3).

3)

Goodwill is presented in the consolidated balance sheets under “other assets and deferred charges” and is amortized in equal annual installments at the rate of 10% per annum, commencing in the year of acquisition. The Partnership’s management considers that that the amount at which the goodwill is presented in the balance sheet does not exceed its realizable value.

Pursuant to an amendment to Israel Accounting Standard No. 20, which was issued in March 2006, the amortization of goodwill is to be discontinued from January 1, 2006 – see p(3) below.

21

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	4)	Inter-entity balances and transactions (of subsidiary entities and the proportionately consolidated company) have been eliminated.

d.	Investment in investee entities:

	1)	The Partnership’s share in the results of operating entities and the investments in these entities are presented in the Partnership’s accounts by the equity method.

	2)	With regard to the goodwill of subsidiary entities, see c(3) above.

	3)	The associated entity is included in the consolidated statements by the equity method.

4)

The investment in limited partnerships that produce films, in which a proportionately consolidated company is a limited partner, are presented at cost. The investment in the partnerships is written down on the basis of actual screenings.

e.	Film and program screening rights

The cost includes the amounts paid to the suppliers of the film and program screening rights, with the addition of direct costs incurred in adapting such films and programs for screening in Israel.

The rights are amortized on the basis of actual screenings, with a proportionally greater weighting being given to the first screening.

f.	Fixed assets:

	1)	The Group’s fixed assets are stated at cost.

	2)	The cost of the CTV array includes the capitalization of construction expenses, overheads and subscribers’ initial installation expenses (net of part of the installation revenues).

3)

Fixed assets are depreciated by the straight-line method, on the basis of their estimated useful life. Depreciation of the CTV array is calculated by the straight-line method, according to the estimated lifespan of the assets.

22

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

4)

The cost of decoders and modems installed on the premises of subscribers who have not responded to requests for their return, the costs of decoders that have been lost and also the cost of analog decoders that are no longer in general use have been charged to operating expenses. The deposits relating to the decoders that have been lost have been credited to revenues.

Other components of the CTV array, which are no longer in general use, have also been written off.

5)

As of January 1, 2005, the Group depreciates installation costs, net, in respect of connection points no longer in use by the straight-line method, in accordance with their estimated lifespan. This is based on management’s expectations of receiving revenues from third parties or from the provision of other services over the same infrastructure. Until the aforesaid date, these costs were charged to operating expenses.

Annual rates of depreciation are as follows:

%

CTV array*	8-15
End-user equipment and hubs	15
Leasehold improvements*	10
Computers, office furniture and equipment	6-33
Buildings	4
Vehicles	15

Leasehold improvements are depreciated by the straight-line method over the lease period or over the estimated useful life of the improvements, whichever is the shorter.

*

On January 1, 2004, management amended its assessment of the annual depreciation rate for digital decoders, increasing the rate from 10% to 15% from that date forward. This change had a negative effect on the Partnership’s and the consolidated statements of income (loss) for 2004, increasing expenses by NIS 11.270 million.

g.	Other assets and deferred charges

Other assets – Presented at amortized cost based on the straight-line method.

Annual rates of amortization are as follows:

%

Goodwill, see c(3) above	10
Licenses	7
(approximately)

23

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

Deferred charges are amortized by the straight-line method, as follows:

%

Lease fees paid in advance (based on the lease period)	8.33
Leasehold improvements (based on the lease period)	10
Expenses capitalized during the construction period (based on the average depreciation period of the CTV array)	10
(approximately)
Programs for broadcasting (based on the term of the program acquisition contract)	16.66-20

h.	Impairment of assets

The Group reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and identifiable intangibles, including goodwill. When such indicators of impairment are present, the Group evaluates whether the carrying value of the asset in the Group’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Group. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The impairment loss is carried directly to income. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

Pursuant to an amendment to Accounting Standard No. 20 that was published in March 2006, goodwill and certain intangible assets have to be tested for impairment at least once a year.

24

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	i.	Customer deposits in respect of decoders

The Group receives deposits from its customers for the decoders installed on their premises, in an amount that does not exceed the cost of the decoders. These deposits are linked to the Israeli CPI (based on the “known” index, viz. the Israeli CPI known on the relevant date). Pursuant to the terms of the customer’s agreement, if a subscriber cancels his subscription, he shall be entitled to the refund of a proportion of the deposit (linked as stated), up to a period of ten or three years, in accordance with the agreement with him.

	j.	Deferred taxes:

1)

Commencing January 1, 2005, the Group applies the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Group applied prior to implementing the new standard.

2)

In accordance with the standard, the Group recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time.

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

3)

As the subsidiary companies and the proportionately consolidated company have carryforward losses for tax purposes from previous years that exceed the other temporary differences (net), and taking into account the fact that Group management is not convinced that the subsidiary companies and the proportionately consolidated company will be able to utilize the above losses in the foreseeable future, the subsidiary companies and proportionately consolidated company have not included deferred income taxes in their accounts.

	k.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined mainly on the basis of a percentage of the overdue trade receivables.

25

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	L.	Revenue recognition:

		1)	Revenues from current subscription fees, net of discounts, are recognized as services are provided to the subscribers.

		2)	The amount of revenues from installation fees that exceeds the direct selling expenses is recognized at the time that the installation is performed.

		3)	As to revenues from deposits, see 1i above.

		4)	Revenues from Internet access services are recognized, on a monthly basis, as services are provided to the subscribers.

	m.	Derivatives

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets or liabilities. Gains and losses on derivatives that are not hedging existing assets or liabilities are recognized as current income.

	n.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit), which are not restricted as to withdrawal or use, to be cash equivalents.

	o.	Recently issued accounting pronouncements in Israel:

1)

In August 2005, the IASB issued Israel Accounting Standard No. 22 – “Financial Instruments: Disclosure and Presentation”, which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor. The standard prescribes the rules pursuant to which financial instruments are to be classified and are to be presented as a liability (while broadening the definition of a financial liability) or as an equity instrument (presented within partners’ capital). The standard also prescribes rules for bifurcating and classifying compound financial instruments (that include both an equity component and a liability component), the circumstances under which the offsetting of financial assets and financial liabilities is permitted, and the treatment of the costs of issuing financial instruments. The standard also prescribes that interest, dividends, losses and gains relating to financial instruments shall be recorded as income or expense in the income statements when the instrument is classified as a financial liability, or as an equity movement when the instrument is classified as an equity instrument, respectively.

26

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

This accounting standard is to be applied to financial statements for periods commencing on or after January 1, 2006, and is to be applied prospectively. Upon initial implementation of the standard, all the financial instruments existing at the transition date will be classified and presented in accordance with the classification and presentation rules prescribed by the standard; compound financial instruments will be bifurcated into their components, prior to said classification, in accordance with the transitional provisions prescribed by the standard. Comparative data will not be restated.

When the standard takes effect, the Israeli Institute’s Opinion 48 – “Accounting Treatment of Option Warrants”, and Opinion 53 – “Accounting Treatment of Convertible Liabilities” will be revoked.

Implementation of this standard is not expected to have a material effect on the Partnership’s financial statements in future periods.

2)

In February 2006, the IASB issued Israel Accounting Standard No. 25 - “Revenue”, which is based on International Accounting Standard No. 18. This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Group, the provision of services, as well as revenues deriving from the use of the Group’s assets by others (interest income, royalties or dividends).

The principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the provision of services shall be recognized by reference to the stage of completion of the transaction at the balance sheet date, subject to the satisfaction of conditions (c) through (e) above, and only when the stage of completion of the transaction at the balance sheet date can be measured reliably.

A clarification of said standard was issued by the IASB in February 2006: Clarification No. 8 - “Reporting of Revenue on a Gross or Net Basis”. According to the clarification, an entity acting as an agent or an intermediary, without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as profit or commission). However, an entity that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the turnover from the related expenses.

27

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

Standard 25 shall be applicable to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively; nevertheless, in accordance with the transitional provisions of the standard, the classification and presentation of revenue on a gross or net basis, as above, shall be applied with retroactive effect, including the restatement of revenues and expenses appearing in the comparative figures in the financial statements for periods commencing on the effective date of the standard.

Until the publication of said standard and the related clarification, there were no accounting pronouncements in Israel concerning revenue, and the accounting treatment of this issue was mostly based on generally accepted accounting practices and foreign accounting pronouncements; nevertheless, as the principles applied by the Group do not differ materially from the directives of the standard, its implementation is not expected to have a material effect on the financial statements of the Group in future periods.

3)

In March 2006, the IASB issued Israel Accounting Standard No. 20 (Revised) - “The Accounting Treatment of the Goodwill and Intangible Assets of Investee Companies”. According to this standard, as of January 1, 2006, the amortization of goodwill and other intangible assets with indefinite useful lives is to be discontinued; in the future, such assets shall be subject to an impairment test, which is to be performed at least once a year, or more frequently, in the presence of events or circumstances indicating a possible impairment in the value of such assets.

p.	Restatement

The consolidated financial statements for 2004 have been restated, in order to reflect, with retroactive effect, a correction in respect of the proportionate consolidation of HOT Vision Ltd.’s financial statements with those of the Partnership, with effect from December 31, 2003. This correction was made in order to match the accounting treatment adopted by the Group with that followed by the other CTV entities. Previously, the investment in the aforesaid company was presented in the Partnership’s consolidated financial statements by the equity method. In management’s opinion, the above entities exercise joint control over HOT Vision.

28

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The effect of this restatement on the consolidated financial statements to December 31, 2004 is as follows:

	Balance, as previously reported	Add - effect of restatement	Balance, as reported in these financial statements

	NIS in thousands

A s s e t s
Cash and cash equivalents	693	2,721	3,414

Short-term deposits	58	57	115

Accounts receivable:
Trade	15,224	9,258	24,482

Other	7,650	3,697	11,347

Investment in an associated entity	15,105	(1,520)	13,585

Investment in limited partnerships		1,880	1,880

Film and program screening rights		30,097	30,097

Fixed assets	714,141	1,177	715,318

L i a b i l i t i e s
Credit and loans from banks	(1,031,917)	(45,763)	(1,077,680)

Accounts payable and accruals:
Trade	(217,369)	658	(216,711)

Other	(124,966)	(1,575)	(126,541)

Liability for employee rights upon retirement, net of amount funded	(4,302)	(687)	(4,989)

NOTE 2 –	DEPOSITS

The deposits serve as collateral for loans granted to members of the Partnership by the banks with which they were deposited. These deposits are linked to the Israel CPI and bear 3% interest as at December 31, 2005.

29

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN SUBSIDIARY ENTITIES AND IN A PROPORTIONATELY CONSOLIDATED COMPANY:

a.	Composition of investments and changes therein:
	1)	Composed and presented in the balance sheets as follows:

	The Partnership

	December 31

	2005	2004

	NIS in thousands

Under investments:
Idan, see b. below		*18,253
Red, see c. below	2,640	3,491
Telecom, see d. below	64,929	52,121
HOT Vision, see e. below	460	*460

	68,029	74,325

Under long-term liabilities:
Idan, see b. below	(45,002)

	23,027	74,325

2)	The changes in the investments during 2005 are as follows:

The Partnership

2005

Balance at beginning of year	74,325
Changes during the year:
Share in losses - net	(18,690)
Amortization of goodwill	(37,904)
Idan’s share in another liability (see b(3)(b) below)	(1,202)
Linkage and interest differences in respect of long-term loans	693
Decrease in current account - non-current portion	(4,124)
Grant of long-term loans - net	9,922

Balance at end of year	23,027

*	Reclassified.

30

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN SUBSIDIARY ENTITIES AND IN A PROPORTIONATELY CONSOLIDATED COMPANY (continued):

b.	Idan:

	1)	Composed as follows:

	The Partnership

	December 31

	2005	2004

	NIS in thousands

Shares:
Cost (a)	407,121	407,121
Dividend received since the acquisition	(48,710)	(48,710)
Share in losses accumulated since the acquisition - net (a)	(453,814)	(394,582)

	(95,403)	(36,171)
Capital notes (b)	24,943	24,943
Current account - non-current portion (d)	3,740	*27,081
Long-term loans (c)	21,718	2,400

	(45,002)	18,253

a) Including goodwill as follows:
Original amount:
From the acquisition on March 3, 1998	163,704	163,704
From the acquisition on December 30, 1998	214,916	214,916

	378,620	378,620
Accumulated amortization	(277,302)	(239,442)

Original amount after amortization	101,318	139,178

b)

The capital notes are unlinked and bear no interest. The notes can be redeemed only in the event of a legal process involving Idan’s management, a liquidation or restructuring of Idan, and do not confer any other rights upon their holders. The capital notes are held as a long-term investment and are therefore presented at cost. Their nominal value is NIS 9,458,000.

c)

Including a CPI-linked and interest free loan in the amount of NIS 2,494,000, (December 31, 2004 - NIS 2,400,000) and an unlinked loan in the amount of NIS 19,224,000, bearing annual interest at the rate of 5.2% as of December 31, 2005. The loans are repayable upon demand, but not before January 1, 2007, unless otherwise determined in the merger agreement, when such is signed (see note 1a(8)(b)).

d)	The balance is unlinked and as at December 31, 2005 bears annual interest rate of 4.8% (December 31, 2004 - 5.8%).

31

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN SUBSIDIARY ENTITIES AND IN A PROPORTIONATELY CONSOLIDATED COMPANY (continued):

2)	The changes in the investments during 2005 are as follows:

The Partnership

NIS in thousands

Balance at beginning of year	18,253
Changes during the year - linkage differences in respect of long-term loans	94
Decrease in current account - non-current portion	(4,117)
Share in losses	(20,170)
Idan’s share in another liability (see (3)(b) below)	(1,202)
Amortization of goodwill	(37,860)

Balance at end of year	(45,002)

*	Reclassified.

3)	Additional information:
a)

Idan operates in the field of cable television and provides multi-channel TV broadcasting to subscribers for monthly subscription fees. The company’s broadcasting licenses are in Be’er Sheva, Acre-Naharia and Rehovot.

b)

Within the context of obtaining the approval granted by the Council for Cable and Satellite Broadcasting for the acquisition made on December 30, 1998, the Partnership has undertaken, among other things, to produce another channel, at an annual cost of NIS 4 million. As part of the cost of acquisition, the Partnership recorded a provision in its books in respect of the said share in this liability over a period of 10 years. The liability was computed according to its present value (at a dollar interest of 6%) and amounted to NIS 29,566,000, see also note 11.

	c)	With respect to the lien placed on Idan’s shares and the restrictions imposed in connection therewith to secure short-term credit from banks, see note 16.

	d)	The Partnership’s ownership and control in Idan is 75%.

32

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN SUBSIDIARY ENTITIES AND IN A PROPORTIONATELY CONSOLIDATED COMPANY (continued):

c.	Edom:

	1)	Composed as follows:

	The Partnership

	December 31

	2005	2004

	NIS in thousands

Shares:
Cost (a)	897	897
Share in losses accumulated since the acquisition - net (a)	(3,707)	(2,853)

	(2,810)	(1,956)
Long-term loans (b)	5,450	5,447

	2,640	3,491

a) Including goodwill as follows:
Original amount	445	445
Accumulated amortization	(312)	(268)

Original amount after amortization	133	177

b)

The loans are unlinked and as at December 31, 2005, bear annual interest of 4.8% (December 31, 2004 - 5.5%). The loans are repayable upon demand, but not before January 1, 2007, unless otherwise determined in the merger agreement, when such is signed (see note 1a(8)(b)).

2)	The changes in the investments during 2005 are as follows:

The Partnership

NIS in thousands

Balance at beginning of year	3,491
Changes during the year:
Repayment of long-term loans	(67)
Interest in respect of long-term loans granted	70
Share in losses	(810)
Amortization of goodwill	(44)

Balance at end of year	2,640

3)	Additional information:

a)

Edom (which has a regional operating license) has an agreement with the Municipality of Ma’ale Edumin for cable broadcasting operations in the region, as well as an agreement with the Regional Council of Efrat, pursuant to which Edom provides various communication and broadcasting services in Efrat. Edom operates in the field of cable television and provides multi-channel cable broadcasting for monthly subscription fees.

	b)	The Partnership’s ownership and control in Edom is 100%.

33

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN SUBSIDIARY ENTITIES AND IN A PROPORTIONATELY CONSOLIDATED COMPANY (continued):

d.	Telecom:

	1)	Composed as follows:

	The Partnership

	December 31

	2005	2004

	NIS in thousands

Shares:
Share in profits accumulated since the establishment	23,712	21,422
Long-term loans*	41,217	30,699

	64,929	52,121

*	The loans are unlinked and as at December 31, 2005, bear annual interest of 4.8% (December 31, 2004 - 5.5%). Repayment shall be upon demand, but not before January 1, 2007.

2)	The changes in the investments during 2005 are as follows:

The Partnership

NIS in thousands

Balance at beginning of year	52,121
Changes during the year:
Grant of a long-term loan	9,989
Interest in respect of long-term loans	529
Share in profits	2,290

Balance at end of year	64,929

3)	Additional information

Other partners in Telecom, other than the Partnership, are Idan and TLM. With respect to the DO license and a possible structural separation, see note 1a(3)(b). Pursuant to the partnership agreement, the share in Telecom’s rights, which is directly and indirectly held by the Group, was set at 73.8% (the share in Telecom’s rights, which is directly held by the Partnership, was set at 46.6%).

e.	HOT Vision (a proportionately consolidated company):

1)	Composed as follows:

	The Partnership

	December 31

	2005	2004

	NIS in thousands

Shares:
Cost	54	54
Share in undistributed profits accumulated since the establishment - net	406	406

	460	460

34

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN SUBSIDIARY ENTITIES AND IN A PROPORTIONATELY CONSOLIDATED COMPANY (continued):

2)	Additional information:

a)

HOT Vision is engaged in editing and preparation of content to be screened and broadcast by the CTV entities and in the acquisition of film and program screening rights. In addition, HOT Vision acquires and produces “original productions” for CTV entities.

b)

The Group’s share in the operating results of HOT Vision is determined according to its relative share in the total number of subscribers in the CTV market. This ratio is computed at each year-end based on the average for the entire year. At December 31, 2005, this ratio is 30.2% and that of the Partnership is 19.5% (for 2004: Consolidated - 30.1% and the Partnership - 19.6%; for 2003: Consolidated - 30% and the Partnership - 19.5%).

c)

The Group has provided guarantees in respect of HOT Vision’s liabilities to banks, also in excess of the Group’s share in HOT Vision (see note 13b(20)(a)).
HOT Vision has received a demand to repay its outstanding bank credit (approximately NIS 78 million) and at the same time is negotiating with the bank to extend the period of the credit.
At this stage, the Partnership’s management is unable to estimate the Group’s liability in respect of the guarantees provided to banks in favor of HOT Vision.

	d)	With respect to agreements signed with HOT Vision, see note 13a(5) and 13b(9).

3)	Following are HOT Vision’s data - on the basis of the Group’s percentage of holding - as reflected in the Partnership’s consolidated financial statements:

	a)	Balance sheet data:

	December 31

	2005	2004

	NIS in thousands

Assets:
Current assets	24,558	15,736
Non-current assets	29,313	33,153

	53,871	48,889

Liabilities:
Current liabilities	64,755	62,288
Long-term liabilities	745	687

	65,500	62,975

b)	Operating results data:

	2005	2004

	NIS in thousands

Income	5,591	6,644

Costs and expenses:	65,425	68,988

35

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 –	INVESTMENT IN AN ASSOCIATED ENTITY

a.	Composed as follows:

	Consolidated

	December 31

	2005	2004

	NIS in thousands

Share in losses accumulated since the establishment	(19,794)	(4,952)
Long-term loans (see d. below)	91,724	18,537

	71,930	13,585

b.	The changes in the investments during 2005 are as follows:

Consolidated

NIS in thousands

Balance at beginning of year	13,585
Changes during the year:
Share in losses	(14,842)
Grant of long-term loans	73,187

Balance at end of year	71,930

c.	As to an investment in HOT Telecom, which is indirectly held by the Partnership (through Telecom) at 41.05%, see note 1a(3)(b)(ii).

d.	The loans do not bear interest or linkage and the date of their repayment has not yet been fixed. See also note 1a(3)(b)(iii).

HOT Telecom has recorded losses in each of the years 2005 and 2004, in the amount of NIS 36 million and NIS 12 million, respectively. In addition, as at December 31, 2005, HOT Telecom has a shareholders’ deficiency in the amount of NIS 48 million and a working capital deficit in the amount of NIS 69 million. The repayment of the loan provided by the Group is conditional upon HOT Telecom attaining positive cash flows from operating activities and operating profitability in the future.

In management’s opinion, HOT Telecom’s substantial investment in the telephony network will lead to an increase in revenues and in its share in the communications market in Israel, as well as an improvement in its cash flows from operating activities and in its operating profit.

36

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 –	NEGATIVE MINORITY INTERESTS (MINORITY INTERESTS) IN SUBSIDIARY ENTITIES:

	Consolidated

	December 31

	2005			2004

	NIS in thousands

	Telecom*	Idan**	Total	Total

Balance at beginning of year	(12,044)	50,140	38,096	39,125
Changes during the year - minority’s share in losses (undistributed profits) - net	(1,289)	7,120	5,831	(1,029)

	(13,333)	57,260	43,927	38,096

*	The minority shareholder is a corporate related party.

**	With respect to the guarantees provided by the minority in favor of Idan, see note 16d.

NOTE 6 –	INVESTMENT IN LIMITED PARTNERSHIPS

The proportionately consolidated company invests in limited partnerships that are engaged in the production of Israeli films. The limited partnerships received an approval from the committee of the Ministry of Industry and Trade that deals with tax shelters in films, pursuant to the Income Tax Regulations (Deductions from the Income of Investors in Films in Israel), 1990.

The proportionately consolidated company is a limited partner in the above partnerships.

NOTE 7 –	FILM AND PROGRAM SCREENING RIGHTS:

	December 31

	2005	2004*

	NIS in thousands

At beginning of year	30,097	39,653
Additions during the year	29,872	30,582
Amortization during the year	(32,456)	(40,138)

At end of year	27,513	30,097

* Restated, see note 1p.

37

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –	FIXED ASSETS

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2005, are as follows:

	a.	Consolidated:

	CTV array	Centers	End equipment	Computers	Equipment and furniture	Buildings	Vehicles	Leaseholds improvements	Total 2005	Total 2004*

	NIS in thousands

Cost:
Balance at beginning of year*	1,092,087	254,489	347,706	36,956	34,181	3,855	252	7,572	1,777,098	1,653,310
Additions during the year	55,280	30,981	55,284	7,989	309	8		4,159	154,010	143,436
Retirements during the year**	(823)		(4,580)				(112)		(5,515)	(19,648)

Balance at end of year	1,146,544	285,470	398,410	44,945	34,490	3,863	140	11,731	1,925,593	1,777,098

Accumulated depreciation:
Balance at beginning of year*	722,407	144,448	125,272	34,066	27,721	3,591	152	4,123	1,061,780	938,911
Additions during the year	63,079	35,324	51,590	2,462	1,877	22	28	1,419	155,801	137,874
Retirements during the year**	(227)		(2,194)				(82)		(2,503)	(15,005)

Balance at end of year	785,259	179,772	174,668	36,528	29,598	3,613	98	5,542	1,215,078	1,061,780

Depreciated balance	361,285	105,698	223,742	8,417	4,892	250	42	6,189	710,515	715,318

*	Restated, see note 1p.
**	Includes fixed assets, which have become obsolete (see also note 1f(4).

38

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 –	FIXED ASSETS (continued):

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2005, are as follows:

	b.	The Partnership:

	CTV array	Centers	End equipment	Computers	Equipment and furniture	Buildings	Vehicles	Leaseholds improvements	Total 2005	Total 2004

	NIS in thousands

Cost:
Balance at beginning of year	564,437	206,289	228,202	30,250	16,043	230	118	2,836	1,048,405	976,391
Additions during the year	36,024	27,824	38,115	7,989	121	8		4,060	114,141	85,928
Retirements during the year*	(823)		(3,207)						(4,030)	(13,915)

Balance at end of year	599,638	234,113	263,110	38,239	16,164	238	118	6,896	1,158,516	1,048,405

Accumulated depreciation:
Balance at beginning of year	364,849	111,901	87,624	27,629	12,140	35	62	1,174	605,414	529,203
Additions during the year	34,696	30,258	33,629	2,343	965	9	18	996	102,914	87,702
Retirements during the year*	(227)		(1,479)						(1,706)	(11,491)

Balance at end of year	399,318	142,159	119,774	29,972	13,105	44	80	2,170	706,622	605,414

Depreciated balance	200,320	91,954	143,336	8,267	3,059	194	38	4,726	451,894	442,991

*	Including fixed assets, which have become obsolete (see also note 1f(4)).

As to a change in the estimate of the depreciation of digital decoders and a change in the depreciation of net installation costs in respect of connection points no longer in use, see note 1f. As to agreements in respect of fixed assets - see note 13a(8)(b).

39

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 –	OTHER ASSETS AND DEFERRED CHARGES:

	a.	Consolidated:

Composition of other assets and deferred charges, grouped by major classifications, and changes therein in 2005, are as follows:

	Goodwill	Rent fees in advance	Leasehold improvements	Licenses and capitalized expenses	Programs for broadcast	Total 2005	Total 2004

Cost:
Amortized cost at the beginning of year	139,355	9,492	2,264	2,549	240	153,900	194,200
Additions during the year		33				33	353
Amortization for the year	(37,904)	(1,628)	(2,246)	(205)	(240)	(42,223)	(40,653)

Amortized cost at the end of year	101,451	7,897	18	2,344	-,-	111,710	153,900

b.	The Partnership:

	Rent fees in advance	Leasehold improvements	Programs for broadcast	Total 2005	Total 2004

Cost:
Amortized cost at the beginning of year	9,320	2,264	154	11,738	13,615
Additions during the year	202			202	575
Amortization for the year	(1,627)	(2,246)	(154)	(4,027)	(2,452)

Amortized cost at the end of year	7,895	18	-,-	7,913	11,738

NOTE 10 –	EMPLOYEE RIGHTS UPON RETIREMENT:

	a.	Severance pay:

		1)	Labor laws and agreements require the Group to pay severance pay to employees dismissed or retiring from their employ in certain other circumstances.

The Group’s severance pay liability to their employees is covered mainly by regular deposits in the employees’ names by purchase of managerial insurance policies. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of the Group.

2)

The amount of the liability for severance pay presented in the balance sheets (see b. below) reflects that part of the liability not covered by the insurance policies mentioned in (1) above, in accordance with the Severance Pay Law.

3)

The Group funds, at its discretion, monies to cover liabilities, which are not covered by current deposits, as stated in 2 above. The monies so funded are deposited with a recognized severance pay fund, which is managed by an Israeli bank. The fund’s management is regulated by law, and its assets primarily comprise Israeli government bonds.

40

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 –	EMPLOYEE RIGHTS UPON RETIREMENT (continued):

	b.	The balance sheet liability for employee rights upon retirement is composed as follows:

	Consolidated		The Partnership

	December 31		December 31

	2005	2004*	2005	2004

	NIS in thousands		NIS in thousands

For severance pay	10,148	5,265	5,437	2,193
L e s s - amount funded in central severance pay fund	322	276	14	13

	9,826	4,989	5,423	2,180

*	Restated, see note 1p.

NOTE 11 –	ANOTHER LIABILITY:

	Consolidated and the Partnership

	December 31

	2005	2004

	NIS in thousands

a. Composition:
Liability in respect of the production of another channel - linked to the dollar, bearing 6% interest (see also note 3b(3))	11,119	13,480
Net of current maturity	3,487	3,074

	7,632	10,406

b. The liability is repayable after balance sheet dates, as follows:
First year - current maturity	3,487	3,074

Second year	3,702	3,263
Third year	3,930	3,465
Fourth year		3,678

	7,632	10,406

	11,119	13,480

41

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets

	Consolidated		The Partnership

	December 31		December 31

	2005	2004*	2005	2004

	NIS in thousands		NIS in thousands

a. Accounts receivable:
1) Trade:
Open accounts	30,357	25,029	4,260	3,374
Less - allowance for doubtful accounts	757	547	359	231

	29,600	24,482	3,901	3,143

2) Other:
Prepaid expenses - spare parts		2,681		1,736
Income receivable	2,693	1,125	2,455	1,025
Prepaid expenses	843	764	140	58
Suppliers’ debit balances	1,466	4,573	1,462	1,430
Sundry	4,128	2,204	2,108	1,352

	9,130	11,347	6,165	5,601

b. Long-term receivables - related parties:
Balance in respect of related company**	130,849	145,309		22,046
Balance in respect of associated entity - unlinked and bearing no interest			90,721	17,364

	130,849	145,309	90,721	39,410

*	Restated, see note 1p.

**

The related company recorded losses in each of the years 2005 and 2004, in the amount of NIS 48 million and NIS 41 million, respectively, as well as a shareholders’ deficiency and a working capital deficit in 2005 in the amount of NIS 266 million and NIS 438 million, respectively.

The related company has a debt to the minority in the amount of NIS 53 million. Repayment of the above debts in the amount of NIS 131 million and the continued ongoing operation of the related company are conditional upon attaining a positive cash flow from operating activities in the next few years and upon the banks’ consent not to demand the repayment of the loans that were granted or to provide alternative credit. In the opinion of the management of the related company, the banks will extend the period of credit at least until January 1, 2007. In addition, under the business plan that was submitted to the banks, the related company expects a positive cash flow from operating activities.

The balances are unlinked and as at December 31, 2005, bear 5.5% interest (December 31, 2004 - 5.8%). Repayment will be upon demand, but not before January 1, 2007, unless otherwise determined in the merger agreement, when such is signed (see note 1a(8)(b)).

42

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	c.	Credit and loans from banks:

		1)	Classified by currency, linkage terms and interest rates, the short-term credit is as follows:

		Consolidated		The Partnership

		December 31		December 31

		2005	2004*	2005	2004

Linkage basis	Weighted interest rates	Amount		Amount

	%	NIS in thousands		NIS in thousands

Dollar	7.13	23,371	21,533
Japanese Yen	3.07	25,494	27,313	25,494	27,313
Israeli CPI	5.05	4,651	10,280	4,651	10,280
Unlinked	6.28	1,162,351	1,018,554	685,724	585,495

		1,215,867	1,077,680	715,869	623,088

	2)	As to pledges to secure short-term loans and the terms in respect thereof, see note 16.

d.	Accounts payable and accruals:

	1)	Trade (including suppliers of fixed assets and other assets):

	Consolidated		The Partnership

	December 31		December 31

	2005	2004*	2005	2004

	NIS in thousands		NIS in thousands

In NIS:
Corporate related parties	38,835	49,914	48,941	55,434
Checks payable	5,390	10,952	2,346	6,055
Other	103,365	93,087	63,356	59,862
In foreign currency	64,415	62,758	52,169	46,998

	212,005	216,711	166,812	168,349

*	Restated, see note 1p.

43

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	2)	Other:

			Consolidated		The Partnership

			December 31		December 31

			2005	2004*	2005	2004

	Note		N I S i n t h o u s a n d s		N I S i n t h o u s a n d s

Employees and institutions in respect of salaries			10,077	10,806	5,559	7,031
Provision for vacation and recreation			6,326	5,898	3,829	3,991
Provision in respect of contingent liability	13	b(2)	4,200	15,726	2,599	9,042
Accrued expenses in respect of programs for broadcast			16,333	18,023	11,038	11,894
Payable royalties	13	a	10,280	13,143	7,615	8,793
Other accrued expenses			20,348	21,761	17,574	**16,762
Special liability in respect of content provider	13	b(9)	31,226	28,048	19,201	17,263
Current maturity of another liability	11		3,487	3,074	3,487	3,074
Institutions			7,179	9,575	2,790	5,307
Sundry			265	487	263	340

			109,721	126,541	73,955	83,497

e.	Long-term payables – related and interested parties (1):
	Unlinked balances (2)	16,411		57,762
	Israeli CPI-linked balances	11,474	6,476	5,442	5,300

		27,885	6,476	63,204	5,300
	L e s s – current account	3,056		5,385

		24,829	6,476	57,819	5,300

1)	Repayment is not before January 1, 2007, unless otherwise determined in the merger agreement, when such is signed (see note 1a(8)(b)).

2)

Consolidated –the whole sum bears annual interest at Libor + 0.2% (December 31, 2005 - 6.35%); the Partnership - NIS 15,188,000 bears annual interest at Libor + 0.2% (6.35% at December 31, 2005) and NIS 42,574,000 bears annual interest at 4.8%.

Income statements:

f.	Income:

	Consolidated			The Partnership

	2005	2004*	2003	2005	2004	2003

	NIS in thousands			NIS in thousands

Current subscription fees	535,021	563,036	559,529	341,665	361,467	358,188
Income from grant of film screening rights	5,591	6,644
Installation fees	3,574	4,689	6,864	507	750	928
Deposit fees	22,362	10,450	8,305	13,748	6,747	5,646
Internet access services	73,120	77,346	40,992
Other income	3,741	5,090	6,140	3,883	5,494	4,523

	643,409	667,255	621,830	359,803	374,458	369,285

*	Restated, see note 1p.
**	Reclassified.

44

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	g.	Operating expenses:

	Consolidated			The Partnership

	2005	2004*	2003	2005	2004	2003

	N I S i n t h o u s a n d s			N I S i n t h o u s a n d s

Payroll and related expenses	88,931	**68,584	**62,229	43,463	**35,354	**40,049
Programs for broadcast	223,065	229,302	209,562	150,137	152,073	134,709
Depreciation and amortization	156,371	**138,818	**126,109	104,647	**89,085	**78,589
Infrastructure services for the network and maintenance	78,501	**67,523	73,324	62,303	**50,197	51,843
Goodwill amortization	37,904	37,904	37,904
Franchise fees and royalties	24,674	26,287	28,660	12,972	13,507	16,445
Computer expenses	3,630	**1,747	**1,017	3,585	**1,649	**1,017
Vehicle maintenance and overseas travel	16,361	10,738	8,790	11,992	7,400	6,172
Loss of decoders and installation expenses in respect of subscribers that have left	1,774	4,643	5,860	1,115	2,424	3,446
Other operating costs	18,669	8,861	4,330	11,766	1,876
L e s s - participation in expenses by related entities	(39,257)	(24,547)	(22,043)	(62,611)	(40,284)	(36,186)

	610,623	569,860	535,742	339,369	313,281	296,084

h.	Selling and marketing expenses:

Payroll and related expenses	26,315	26,681	28,826	19,653	19,373	15,294
Advertising and sales promotion	37,507	51,591	27,172	35,777	48,830	26,068
Vehicle maintenance and overseas travel	5,522	6,668	5,145	3,770	3,261	3,245
Collection expenses	3,731	5,770	4,157	2,418	4,297	2,722
Other	2,281			2,280
L e s s - participation in expenses	(11,527)	(20,063)	(13,406)	(28,790)	(34,822)	(16,153)

	63,829	70,647	51,894	35,108	40,939	31,176

i.	Administrative and general expenses:

Payroll and related expenses	10,160	**10,303	**12,004	8,832	**9,396	**11,354
Management fees	3,888	4,102	4,120	3,420	3,617	3,628
Office rent and maintenance	7,813	**9,613	**7,309	5,308	**7,698	**7,056
Consulting and professional fees	7,893	**5,527	**6,623	7,316	**4,108	**6,396
Depreciation and amortization	3,747	**1,809	**839	2,294	**1,068	**222
Vehicle maintenance and overseas travel	895	1,059	1,324	621	906	1,324
Doubtful accounts and bad debts	(736)	791	1,526	(1,290)	296	735
L e s s - participation in expenses by subsidiary entity				(1,124)	(1,015)	(1,098)
L e s s - participation in expenses	(5,842)	(7,863)	(8,351)	(12,077)	(14,574)	(15,747)

	27,818	25,341	25,394	13,300	11,500	13,870

*	Restated, see note 1p.
**	Reclassified.

45

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

j.	Financial expenses - net:

	Consolidated			The Partnership

	2005	2004*	2003	2005	2004	2003

	N I S i n t h o u s a n d s			N I S i n t h o u s a n d s

Financial expenses (income) in respect of:
Short-term loans from banks	60,199	59,942	105,901	33,492	33,581	63,548
Bank charges and commissions	1,786	1,576	3,233	217	1,108	1,853
Future contracts		(542)	2,050		(542)	2,050
Another liability	1,698	783	(644)	1,698	783	(644)
Balances with related parties entities, net	(1,588)	(2,551)	(8,710)	8,414	5,463	(3,345)
Others - net	3,548	7	33	3,002	(140)	(537)

	65,643	59,215	101,863	46,823	40,253	62,925

k.	Other income (expenses) - net:

Expenses in respect of content supplier**	(3,113)	(26,726)		(1,939)	(17,263)
Reduction in provision in respect of lawsuits***	11,526			6,443
Other	98	716	63	98	845	4

	8,511	(26,010)	63	4,602	(16,418)	4

*	Restated, see note 1p.
**	See note 13b(9).
***	The update was made according to management’s estimates, which are based on past experience and the opinion of its legal counsel.

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

	1)	Royalties to the Ministry of Communications:

a)

The Partnership and Idan are committed to pay royalties to the State on their income from broadcast services. On June 16, 2003, an amendment to the Telecommunications (Bezeq and Broadcasts) (Concessions) Regulations, 1987 was passed, reducing the rate of royalties to 4% in 2002 and 2003, and to 3.5% in 2004 and thereafter.

b)

On July 10, 2001, the CTV entities signed an agreement with the State, providing for the amount to be paid to the State for each of the CTV entities’ rights, including the recognition of the proprietary rights in the cable infrastructure in their areas of concession, and stipulating an arrangement with respect to the right to continue operating the cable infrastructure subsequent to the termination of the franchise period for purposes of cable television broadcasts and Bezeq services, as defined in the Telecommunications Law.

46

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The amount of payment is determined at a graduated percentage of the joint income of the CTV entities (0%-2.3%) and is payable over 12 years, commencing on January 1, 2003. Each of the CTV entities pays its share in the payment according to the rate determined in the agreement. The Group’s share in said amount is 28.6% (Partnership - 18.6%). In addition to the above, each CTV entity makes payments in respect of income from the sale of assets, which are computed on the basis of the remaining period from the date of sale to the end of the payment period, divided by the payment period and multiplied by 12%.

2)	Royalties in respect of copyrights

The Partnership is committed to pay royalties to various bodies in Israel and overseas in respect of the copyrights pertaining to programs that are transmitted or broadcasted via CTV, in accordance with the agreements signed with such bodies. At the end of 2002, some of the agreements between the Partnership and the copyright bodies had expired. The Partnership is negotiating an arrangement with said bodies with respect to future payment commitments between the parties (see also note 13b(13) below).

3)	Royalties in respect of broadcasts in the Ma’ale Edumin area

Edom is committed to pay royalties on its income from the provision of CTV services, as follows:

	a)	To the Ma’ale Edumin municipality - royalties of 10% of its gross income.

	b)	To the Civil Administration - royalties of 2.5% of its income.

4)	Agreement for the deployment and maintenance of a cable network

In 1990, the Partnership entered into an agreement with Bezeq, effective from January 1, 1990, for the deployment and maintenance of the cable network in all the concession areas, as shall be determined by the Partnership. The operating equipment and cables are supplied by the Partnership. The cable network is deployed through Bezeq’s infrastructure and is owned by the Partnership.

In consideration for the deployment and maintenance of the network, the Partnership has undertaken to make quarterly payments to Bezeq, linked to the cost-of-living index, over a period of 12 years starting from the date of delivery of every network segment, based on the length of the segment deployed. After 12 years from the delivery of each network segment to the Partnership, the quarterly payment to Bezeq for the maintenance of such segments shall amount to 35% of the original quarterly payment. To date, the Company pays the reduced quarterly amount, as above, in respect of certain segments. The expense carried to operating expenses for the year in respect of said agreement amounted to NIS 14.5 million (consolidated) and NIS 14.2 million (the Partnership).

47

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

5)	Agreements with content providers overseas (Majors):

a)

On July 13, 1999, the Partnership entered into a long-term agreement for the acquisition of rights to broadcast TV series from Warner. Under this agreement, the Company has committed to make minimum purchases.

Warner has exercised the option granted to it to extend the agreement for an additional period until November 30, 2004. Accordingly, the Partnership was obligated to make minimum purchases during such additional period.

The Partnership provided Warner with a bank guarantee in the amount of $5 million with respect to said agreements. In December 2002, Warner has called-in the guarantee, claiming that the agreement has been breached, inter alia, as a result of the alleged failure to make the minimum payments referred to above, see note 13b(9).

	b)	The Partnership entered into another agreement with Columbia TriStar International - Television (hereafter - Columbia) for the acquisition of rights to broadcast TV series.

c)

The Partnership entered into an agreement under which the Group transferred to HOT Vision the liability in relation to the agreements with the aforementioned content providers. Accordingly, HOT Vision paid the amounts referred to in (a) and (b) above and will continue paying them in the future. HOT Vision charges content production costs of the CTV entities in proportion to the number of subscribers (see also note 3e). As to another agreement signed between HOT Vision and the CTV entities, see also b(9) below.

6)	Management fees:

	a)	The Partnership credits the partners with annual management fees at the rate of 1% of its income from subscription fees.

	b)	Idan credits the partners with annual management fees at the rate of 1% of its income from subscription fees.

7)	Content and original productions in Israel

As part of its commitment to produce original productions and other content, the Group has entered into various agreements with content providers in Israel, for varying periods for the acquisition of the required content.

Pursuant to Amendment No. 25 to the Telecommunications Law, the Council has required the Group under the terms of the General Broadcasting Licenses to complement past charges from the concession period in respect of compliance with obligations and minimum content requirements. It was determined that these charges shall be payable over 10 years, starting two years from the date of grant of the licenses. The Council has set the amount of financial investment in respect of past debts at approximately $6 million. To the date of these financial statements, the debt balance of the Group and the Partnership in respect of the above is $660,000 and $420,000, respectively.

48

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In management’s opinion, since the production of programs in accordance with the aforementioned requirement may reduce the future costs in respect of the production and acquisition of other programs, no provision has been included in the financial statements.

In accordance with the Telecommunications Law and the Council’s resolution, the Group is, inter alia, obligated to invest in local productions, to be initially broadcast by the Group, approximately 8% of its annual income from subscription fees (as from April 2002). This shall also apply to the years 2006-2007. In the opinion of the Partnership’s management, the rate of investment in original productions in 2005, 2004 and 2003 exceeded 8%.

8)	Fixed assets:

	a)	As to the undertaking by HOT Telecom to a minimum investment in the preparations for the provision of telephony services, see note 1a(3)(b)(ii).

	b)	The Partnership has entered into agreements for the purchase of fixed assets. As of December 31, 2005, the balance in respect of said commitment amounts to NIS 45,707,000.

9)	Lease and rent agreements:

a)

On September 25, 2005, HOT Telecom entered into an agreement with an interested party for the lease of real estate with an area of 19,000 Sq.m. in the industrial park adjacent to Kibbutz Yakum, as well as for additional premises and parking spaces, for a ten-year period, with an option to extend for two additional periods of 5 years each. The real estate is to be used in the activities of HOT Telecom and the other CTV entities. The CTV entities have guaranteed the fulfillment of HOT Telecom’s obligations under the lease agreement, up to NIS 200 million (the Group’s share is NIS 60.7 million, see note 13b(19).

In addition, the Group rents buildings that are used as service centers, offices and broadcast centers. The lease fees are linked mainly to the Israeli CPI and partly to the exchange rate of the U.S. dollar.

49

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The projected rental payments for the coming years, at rates in effect at December 31, 2005, are as follows:

	Consolidated			The Partnership

	NIS in thousands			NIS in thousands

	CPI-linked	Dollar- linked	Total	CPI-linked	Dollar- linked	Total

2006	5,709	870	6,579	2,359	783	3,142
2007	5,510	829	6,339	2,359	773	3,132
2008	5,310	688	5,998	2,359	661	3,020
2009	4,875	64	4,939	2,359	36	2,395
2010 and thereafter	21,975	106	22,081	14,153	90	14,243

	43,379	2,557	45,936	23,589	2,343	25,932

	b)	The Group has entered into operating lease agreements for the vehicles it uses. The agreements expire in 2006, 2007 and 2008. The lease fees are linked to the CPI.

The projected rental payments for the next two years, at rates in effect at December 31, 2005, are approximately NIS 15.3 million (consolidated).

10)	Agreements with various suppliers

a)

In November 2004, the CTV entities entered into an agreement with a supplier for the acquisition of 40,000 digital decoders (the Group’s share - 12,100 decoders). The agreement further entitles the supplier to supply to the CTV entities with up to 100,000 decoders. At the same time, the agreement determines that the supplier’s entitlement, as above, may be cancelled by the CTV entities if the latter had purchased at least 50,000 decoders from the supplier and subject to appropriate notice and the payment of the agreed-upon compensation of $ 500,000 to the supplier (the Group’s share - $ 150,000). To the date of these financial statements, the Group has acquired 3,100 digital decoders from the supplier.

b)

In January 2006, the CTV entities signed a memorandum of understanding with two suppliers in connection with the acquisition of 150,000 digital decoders (the Group’s share - 45,000) over two years from the completion of the development of the decoders. This commitment is subject to the resolution by one of the suppliers of the defects found in digital decoders purchased until March 15, 2006. In the opinion of the Partnership’s management, to the date of approval of the financial statements, the supplier had not yet resolved these defects and is therefore in non-compliance with the terms of the memorandum of understanding.

50

GOLDEN CHANNELS &. CO.
 REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

c)

In June 2004, the CTV entities entered into an agreement for the supply of software for digital decoders, an upgraded user interface system and an upgrade of the service centers of the Group and TLM, for a consideration of approximately $1.5 million. As of December 31, 2005, the balance of the commitment in respect of said agreement is approximately $0.4 million (the Group’s share - approximately $120,000).

d)

The CTV entities have entered into an agreement for the maintenance and repair of decoders and modems during the two-year period ending August 1, 2007, for a minimum annual consideration of approximately NIS 13 million per year (the Group’s share - NIS 4 million).

	b.	Contingent liabilities:

1)

On September 8, 1998, a claim was filed with the Tel-Aviv District Court against the CTV entities, including the Partnership, for the payment of compensation of NIS 30,400,000, which for filing fee purposes has been set at NIS 7,600,000 (the share of the Group and the Partnership in the claim is approximately NIS 2,300,000 and NIS 1,400,000, respectively), in respect of the alleged breach of an agreement concerning the broadcasting rights of the Spanish soccer league games. Evidentiary hearings were held in 2004 and 2005.

In management’s opinion, which is based on the opinion of its legal counsel, the chances of the claim and its effect on the Group cannot be estimated. Accordingly, no provision has been included in the financial statements in respect thereof.

		2)	a)

Under the arrangement between the Group and the Ministry of Communications, concerning the discount, equal to the full amount of subscription fees in respect of the basic package, which is provided for in the directives of the concessions in respect of retirement homes that are non-profit organizations and effective until the expiration of such concessions, as of December 31, 2003 the Group has paid part of the amounts under said arrangement and has included a provision in its accounts, which management believes to be sufficient to cover the remaining liabilities with respect to said arrangement.

			b)	(i)

On December 9, 2001, the Group and TLM filed a petition by means of an originating motion with the Jerusalem District Court against the Ministry of Communications and the Director of the Subscriber Multi-Channel Broadcasting Division in the Ministry of Communications. As part of the petition, the Court is requested to order and declare, inter alia, that, for purposes of the discount under the concessions the term “retirement home” shall be exclusive of “sheltered accommodation” or at least does not include the tenants of the “sheltered accommodations”. Additionally, a definition was suggested for the term “public institution” that appears in the relevant clauses of the concessions.

51

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The basis of the claim is the disagreement between the parties as to the correct interpretation of the discount provisions included in the concession and with regard to the interpretation of a letter of consent signed between the parties in June 2000. The questions regarding these interpretations have a bearing on the liability of the Group and TLM to provide free viewing services to “sheltered accommodations” and the tenants therein, as distinct from “retirement homes” that are entitled to a discount by virtue of the letter of consent.

On July 4, 2005, the Jerusalem District Court issued a ruling, stating, inter alia, that public “sheltered accommodations”, which are both “public institutions” and “non-profit organizations”, were entitled to receive from the Partnership the same full-rate discount that had been granted to public retirement homes, this through to April 30, 2002. As to the public “sheltered accommodations” that had received services from Idan, it was determined that, for the purpose of entitlement to such discount, their “public institution” status was sufficient. The ruling does not provide definitions of the terms used therein and does not determine the type of discount that should have been granted. On October 6, 2005, the Group and TLM appealed said ruling. The appeal is scheduled to be heard on July 10, 2006.

(ii)

The tenants of a “sheltered accommodation” in Jerusalem and the tenants of a senior living facility in Kfar Saba filed claims against the Partnership, arguing that they are tenants of “retirement homes” and as such should pay subscription fees in zero amount. The plaintiffs claim that the Partnership should refund in full the amounts that they allege that they were unlawfully charged with. The claims amount to NIS 602,000. Following a discussion held on September 11, 2005, the parties have agreed to stay the proceedings until a ruling is issued in the appeal referred to in (1) above.

The Group has included a provision in its accounts in an amount that management believes is sufficient to cover the liabilities in respect of the matters discussed in (i) and (ii) above.

3)

On August 2, 2001, the Supreme Court issued a declaratory judgment that was upheld in another hearing held on June 16, 2004, with respect to Tele Event’s claim against the CTV entities. The judgment rules that retransmission could amount to breach of copyright if third parties have copyrights in the programs transmitted, and such parties have not approved the broadcasting of the programs in Israel. On August 25, 2004, a meeting was held between the parties, in which Tele Event claimed indemnification of approximately NIS 4,603,000 (the share of the Group and the Partnership in the claim is approximately NIS 1,392,000 and NIS 903,000, respectively). Since said date, through to the date of approval of the financial statements, there have been no significant developments in said claim.

In management’s opinion, which is based on the opinion of its legal counsel, the merits of the allegations or the reasonability of the required compensation and the chances of a financial claim, if such is submitted in this matter, cannot be estimated. Therefore, no provision has been included in the financial statements in respect thereof.

52

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)

On March 28, 2000, AGICOA (an organization which claims to represent producers whose works are broadcast, among others, on cable) filed a claim against the CTV entities, including the Group. At the basis of the claim is the alleged breach of copyright of the producers represented by AGICOA in sub-broadcasts transmitted by cable. The claim also alleges unlawful enrichment. The total amount of the claim against all CTV entities is at least $ 170.2 million, which for filing fee purposes has been limited to $ 20 million.

Due to the early stage of the proceedings, the chances of the claim cannot be estimated. Nevertheless, in the opinion of the Group’s management, which is based on the opinion of its legal counsel, despite the ruling in the Tele Event claim (see (3) above), the Group has substantial and good defense arguments; accordingly, no provision has been included in the financial statements.

5)

In 2001, a claim against the Partnership in the amount of NIS 5,050,000 was filed with the Tel-Aviv District Court by the company that operates the cable television network in Givat Zeev, Jerusalem. At the heart of the claim is the plaintiff’s petition for the issue of a declaratory relief for the cancellation of the agreement between the plaintiff and the Partnership for the provision of CTV services (hereafter - the agreement) or, alternatively, for a declaration that the Partnership is in fundamental breach of the agreement and therefore the plaintiff is entitled to cancel it or, alternatively, is entitled to purchase the “signal” from any other party and is also entitled to additional financial remedies.

In March 2003, the plaintiff filed a petition for a preliminary injunction to prevent the provision of certain digital services by the Partnership, this in view of financial disputes between the parties. The parties have reached an interim arrangement to be valid until the commencement of arbitration proceedings. Since January 2005, negotiations are being held between the parties outside of court, along with the examination of regulatory issues with the regional manager and the Givat Zeev Council. A Court session has been scheduled for May 18, 2006.

In management’s opinion, which is based on the opinion of its legal counsel, the chances of the claim and its implications on the Partnership cannot be estimated. Therefore, no provision has been included in the financial statements in respect thereof.

6)

On August 6, 2002, a claim for the payment of NIS 460 was filed against Idan with the Tel-Aviv District Court. Additionally, a petition was filed to approve the claim as a class action in the estimated amount of NIS 200,000, with the addition of legal costs and lawyers’ fees. The claim is based on the allegation that, under the terms of the concession granted to Idan, Idan was required to grant a 25% discount to the subscribers residing in a condominium in which 2/3 of the tenants have subscribed. This discount was cancelled by the Minister of Communication’s resolution dated May 25, 1994, which determined, inter alia, that the changes that had been approved are applicable to new subscribers and new requests as from the date of said resolution. According to the plaintiffs, Idan should have continued granting the discount to all the customers who had engaged with Idan prior to the date of the resolution that cancelled the discount.

53

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

On July 14, 2004, the Court issued its ruling, rejecting the claim in limine. On October 18, 2004, the plaintiffs filed an appeal with the Supreme Court against the ruling of the District Court. In a hearing held on November 21, 2005, at the advice of the Court, the appellants withdrew their appeal. On January 29, 2006, one of the appellants filed a petition with the Supreme Court for the consensual rescission of judgment. On February 27, 2006, Idan submitted its response to the rescission petition and on March 6, 2006 the appellant responded thereto. To the date of approval of the financial statements, a ruling has yet to be issued on the petition.

In the opinion of management, which is based on the opinion of its legal counsel, the chances of the petition for the rescission of judgment cannot be estimated; accordingly, no provision has been included in the financial statements.

7)

On August 28, 2002, a petition to certify a class action against the Partnership and Matav, estimated at NIS 310,000,000 (the Partnership’s share - approximately NIS 170,000,000), has been filed with the Tel-Aviv District Court. The cause of the claim is the failure to connect settlements in the periphery to the cable network 6 years subsequent to the grant date of the franchises. The Partnership and Matav have filed a request for the rejection in limine of the certification petition. The Court has decided that the request for rejection in limine will be discussed together with the merits of the petition. The Partnership and Matav have submitted a response to the certification petition. To the date of approval of the financial statements, the Court has not yet ruled in the matter.

In the opinion of management, which is based on the opinion of its legal counsel, the chances of the claim cannot be estimated; accordingly, no provision has been included in the financial statements.

8)

On December 3, 2002, a petition was submitted to the Tel-Aviv District Court for the certification of a class action, estimated at NIS 302,400,000, with the addition of NIS 25,200,000 for every month following the filing of the petition, against the CTV entities, including the Group (the Group’s share is estimated at NIS 94,000,000, with the addition of a monthly amount of approximately NIS 7.8 million, which would be accrued from the date of filing of the petition until a ruling is issued in the class action). The cause of the class action is the non-compliance with the terms stipulated by the Council in connection with the broadcasting of Channel 5+ (sports) by the CTV entities. The class action also includes the Council and the Ministry of Communications. On May 27, 2004, the certification petition was rejected by the Tel-Aviv District Court. On July 5, 2004, the plaintiffs filed an appeal with the Supreme Court.

In December 2005, an amended petition was submitted for the certification of the claim against the Group and Matav, together and severally, as a class action. The amount claimed under the amended petition (which does not include Tevel) is approximately NIS 199 million and NIS 16.6 million for every month starting from December 3, 2002 and thereafter (the Group’s share - approximately NIS 87 million and NIS 7 million, respectively).

In the opinion of the Partnership’s management, which is based on the opinion of its legal counsel, the chances of the claim and its implications on the Group cannot be estimated at this stage. Therefore, no provision has been included in the financial statements of the Partnership.

54

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

	9)	a)

On December 9, 2002, Warner filed a legal claim against the Partnership with the Los Angeles District Court in California, USA, claiming, inter alia, financial damages in the amount of $ 25 million in respect of the breach of the agreements for the acquisition of rights to broadcast TV series (hereafter - the agreements) and a claim for the granting of declaratory reliefs, as stipulated in the statement of claim. On September 29, 2004, the Los Angeles District Court ruled in favor of Warner, awarding it damages, including court fees of $ 2.7 million, and rejecting the counterclaims filed by the Partnership in this matter.

On March 7, 2005, the Partnership filed an appeal notice with the US Court of Appeals. To the date of the financial statements, a ruling has yet to be issued in the appeal.

b)

In accordance with an agreement signed in 2003 between HOT Vision and the CTV entities, including the Group (hereafter - the agreement), the CTV entities are mutually committed to jointly bear the results of the legal proceedings described in (a) above, as well as the conduct thereof.

In light of the agreement, and taking into account the additional interest and legal costs that may be incurred, the financial statements as of December 31, 2005 include a provision of NIS 31,226,000 and NIS 19,201,000, respectively, for the share of the Group and the Partnership in the results of the claim (out of said amounts, NIS 26,726,000 and NIS 17,263,000, respectively, were charged to other expenses in the financial statements for 2004).

10)

In June 2004, as part of arbitration proceedings, Eshkolot - The Israel Artists Society for Performers Rights Ltd. (hereafter - Eshkolot) filed a statement of claim against the CTV entities, including the Group, for the payment of monies and royalties in respect of the alleged breach of copyrights and unlicensed use of their rights.

Eshkolot also requested a permanent injunction against the CTV entities that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot and a temporary injunction to prohibit the CTV entities from broadcasting performances employing performers’ rights held by Eshkolot, until a ruling in the case is given.

The amount of the claim, which is significantly higher than the amounts previously paid to Eshkolot by the CTV entities under an agreement that expired in 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006.

On August 3, 2004, the CTV entities filed a statement of defense, rejecting the claims of Eshkolot.

It has been further clarified that the CTV entities have paid Eshkolot the amount that is not in dispute for 2003.

The evidentiary hearings in the claim were concluded in March 2006.

55

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In management’s opinion, which is based on the opinion of its legal counsel, the chances of the claim cannot be estimated. Accordingly, no provision has been included in the financial statements.

11)

On March 27, 2003, a petition was filed with the Tel-Aviv District Court for the certification of a class action in the amount of NIS 10,000,000 against the Partnership. The claim is in respect of the unlawful charge of a monthly payment of NIS 11 for an additional connection point.

On June 15, 2003, the Partnership filed a petition, claiming that there is no legislation that enables the filing of a class action such as that filed by the petitioner, and that the claim has no merits. In 2005, the parties reached a compromise agreement, which has been approved by the Court. Pursuant to the agreement, anyone who had joined the Partnership’s digital service between July 2001 and June 2002 as part of the special offer of free additional connection points to subscribers, and is still a subscriber of the Partnership, would be entitled to receive a free additional connection point for a cumulative period of two years, starting from July 2002 and thereafter. Under the agreement, the Partnership is required to make 6 Israeli CPI-linked payments of NIS 80,000 each, of which one payment has been made.

The Partnership has placed an announcement in newspapers and has sent personal notices to all the subscribers that had joined the services as part of the special offer that is the subject of the compromise agreement.

On January 8, 2006, a motion to approve a claim as a class action was filed against Idan in the amount of approximately NIS 23.7 million in respect of letters sent to the Idan’s subscribers announcing that the subscribers are entitled to receive the benefit assured to the Partnership’s subscribers. Some time later, letters were sent to Idan’s subscribers announcing that a mistake had been made and that they are not entitled to the above benefit.

As part of their negotiations, the parties have filed a petition for the application of a compromise agreement with principles similar to those of the compromise agreement that had been signed with the Partnership, as above.

In the opinion of Idan’s management, which is based on the opinion of its legal counsel, the chances of such compromise agreement being applied to Idan are good and, accordingly, no provision has been recorded in the financial statements.

12)

In September 2003, a petition was filed with the Teal-Aviv District Court for the certification of a class action against the Partnership in the amount of NIS 105 million. The grounds for the claim are the non-compliance with a term stipulated in the license, which obligates the Partnership to make a free telephone number (1-800) available to the public and the failure to publicly announce the availability of such number.

In management’s opinion, which is based on the opinion of its legal counsel, the chances of the claim and its implications on the Partnership cannot be estimated. Accordingly, no provision has been included in the financial statements.

56

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

13)

On April 11, 2005, the Israeli Records and Cassettes Federation (hereafter - the Federation) filed a claim and a request for payment of temporary royalties against the CTV entities, including the Partnership. Within the said claim, the Federation seeks a permanent injunction that shall prohibit the CTV entities from using the compositions, which are included in the Federation repertoire, unless the parties reach an agreement. The Federation has announced that it would be willing to waive the injunction against the payment of license fees. It has also announced that it would be willing to accept a compromise ruling by the Court and has given its consent in advance to the matter being referred to arbitration. According to the request for interim payments, the Federation is requesting that the CTV entities be required to pay it temporary royalties at an annual rate of $ 2 for every subscriber who is not connected to the audio channels and $ 5 for every subscriber who is connected to the audio channels, until a ruling in the primary lawsuit is handed down.

On July 6, 2005, a hearing was held in the matter of the interim payments and the Court rendered a decision according to which the temporary royalties shall be at this stage set at $ 380,000 per year. The Court further ruled that, within this framework, the CTV entities shall be granted a usage license according to their current scope of utilization (i.e., a license that includes all the current uses, including audio channels). The amount mentioned above has been paid for the years 2003 and thereafter, pending another ruling by the Court, net of an advance of $ 150,000 that had been paid by the CTV entities in respect of 2003.

In management’s opinion, which is based on the opinion of its legal counsel, it is not possible, at this stage, to estimate the chances of the claim and its implications on the Partnership. Accordingly, no provision has been included in the financial statements.

14)

On November 13, 2005, a demand was received from DST Holdings for the repayment of the CTV entities’ debt of NIS 11 million (the Group’s share is NIS 3.3 million), as well as a petition for arbitration. The CTV entities denied the existence of said debt. On January 25, 2006, DST filed a petition with the Tel-Aviv-Jaffa District Court for the enforcement of a stipulation for arbitration in the agreement and a petition for the appointment of an arbitrator against the CTV entities. In the petition, DST has denoted various amounts: in one place in the petition, DST claimed that the CTV entities’ debt amounts to NIS 20 million and in another place DST denoted an amount of NIS 15 million.

In the opinion of the Partnership’s management, based on the opinion of its legal advisors, at this preliminary stage, it is not possible to assess the chances of the petition and therefore no provision in respect thereof was included in the financial statements.

57

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

15)

In December 2005, TALI The Royalties Company of Film and Television Makers in Israel Ltd. (hereafter - TALI), an organization that represents the copyrights of screenwriters and directors in Israel, submitted a payment demand to the CTV entities in the aggregate amount of approximately NIS 63 million (the Group’s share is approximately NIS 19 million) in respect of royalties to which the members of TALI are allegedly entitled for the use of the scripts and the directing work of the TALI members by the CTV entities. The allegations relate to broadcasts made until December 31, 2005. In addition, the CTV entities were required to cease any use of the scripts and directing work of any of the TALI members, and to reach an agreement with regard to future broadcasts.

Furthermore, additional letters of demand have been sent to the CTV entities by other makers represented by TALI, aggregating approximately NIS 5 million (the Group’s share is approximately NIS 1.5 million).

Since no claims have been filed, but only letters of demand have been received without evidentiary materials, documents, data and computations to support such demands, management, based on the opinion of its legal counsel, believes that under these circumstances the chances of the proceedings, to the extent that such proceedings are initiated in this matter, cannot be estimated. Accordingly, no provision has been included in the financial statements.

In connection with and in addition to the above, in February 2006, five different screenwriters and directors (hereafter - the claimants) filed a claim in the amount of NIS 1.7 million (for fee purposes only), against the CTV entities, arguing that the use of the scripts and work of the claimants, without royalties being paid by the CTV entities to the claimants, constitutes a fundamental breach of their copyrights.

According to management, based on the opinion of its legal advisors, in view of the proceedings still being in the preliminary stages, it is not possible to assess the chances of the claim and its repercussion on the Partnership and therefore no provision in respect thereof was included in the financial statements.

16)

In 2005, Hot Vision filed a claim in the amount of approximately NIS 1.8 million against YES in respect of the amount deducted by YES from a payment that it was obligated to make to Hot Vision. In March 2006, YES submitted a statement of defense and a counterclaim in the amount of NIS 2.5 million (for fee purposes). The grounds for said claim is the allegation by YES that over the years Hot Vision has unlawfully charged management fees of YES, in the amount of approximately NIS 6.8 million, including interest and linkage differences as of the date of filing of the counterclaim. YES further stated that, in the event that Hot Vision’s claim as to the aforementioned deduction is accepted, it would add to its claim the amount of the deduction (NIS 1.7 million, with the addition of interest and linkage differences).

In management’s opinion, which is based on the opinion of its legal counsel, in view of the preliminary stage of said claim, and since Hot Vision has yet to submit a statement of defense in respect of the counterclaim, the chances of the claims being accepted cannot be estimated. Accordingly, no provision has been included in the financial statements.

58

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

17)

On March 22, 2005, the CTV entities sent a notification to the Mega Film Channel, concerning the revocation of production agreements dated April 30, 2005. On April 23, 2005, the channel submitted its response stating, among other things, that following the unilateral decision of the CTV entities to revoke the agreements, the channel shall have to return to court to claim its rights and damages. The channel was taken off the air on May 1, 2005.

According to the Partnership’s management, based on the opinion of its legal advisors, at this stage it is not possible to assess the chances of the claim, if and when it is filed, and therefore no provision in respect thereof was included in the financial statements.

18)

Several additional claims concerning various matters were filed against the Group. With respect to some claims it is not possible to assess the results while others amount to a total of NIS 9.3 million. In management’s opinion, the Group shall not sustain any losses from the above claims and accordingly, no provision was made in respect thereof.

19)

The Partnership is a signatory to letters of undertaking for the indemnification of officers in the Partnership: the chairman of the board of directors, its VP of finance and other officers. Pursuant to the main terms of the letters of undertaking, the Partnership shall indemnify the officers in respect of certain events that are covered in the letter of undertaking for indemnification, in the amount of $ 25 million in one calendar year, for the all the officers in the Partnership, collectively.

In addition, Idan is a signatory to letters of undertaking, which are identical in terms to the above letters of undertaking.

With respect to the passing of the Class Actions Law, 2006, after the date of approval of the financial statement, see note 19c.

59

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

	20)	Guarantees:

	Consolidated		The Partnership

	December 31		December 31

	2005	2004	2005	2004

	NIS in thousands		NIS in thousands

Guarantees provided in favor of:
Proportionately consolidated company (a)	61,794	59,086	42,811	40,865
The Ministry of Communications (b)	28,433	34,047	28,433	34,047
The Commissioner	3,701	25,706
Associated company (d)	60,700		39,180
Supplier of equipment for HOT Telecom (e)	6,287		4,058
Other	582	2,122	140	2,012

	161,497	120,961	114,622	76,924

a)

The Group has provided guarantees to banks in respect of 40% (the Partnership - 27%) of HOT Vision’s current obligations to the same banks. At December 31, 2005 and 2004, HOT Vision’s current obligations to said banks amounted to NIS 158 million and NIS 151 million, respectively, see also note 3e(2)(iii).

b)

The Group has provided bank guarantees in favor of the Ministry of the Communications in the amount of NIS 9.5 million, to secure the fulfillment of the obligations of the Group and the CTV entities under the Broadcast License and in the amount of NIS 19 million to secure the fulfillment of HOT Telecom’s obligations under the DO License.

c)

The Group has provided a bank guarantee in favor of the Commissioner to secure the fulfillment of the obligations of the Group and the CTV entities under the terms of the merger of the CTV entities (see note 1a(8)).

d)

The amount represents the share of the Group and the Partnership in the guarantee, which the CTV entities have provided to secure HOT Telecom’s obligations to the interested party with which a lease agreement was signed.

e)

The Partnership, Matav and Tevel guarantee, collectively and separately, the payment of $ 4.5 million to secure HOT Telecom’s payments to an equipment supplier. In addition, Matav and Tevel guarantee, collectively and separately, the payment of $ 7.4 million to secure HOT Telecom’s payments to said equipment supplier.

Pursuant to the indemnification agreements signed between the CTV entities, the CTV entities have undertaken to be collectively responsible for making the payments in accordance with said guarantees, each entity according to its relative share in the holdings of HOT Telecom (the Group’s share is $ 3.6 million).

60

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 –	TAXES ON INCOME:

Consolidated:

	a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The subsidiary companies are taxed under this law.

	b.	Tax rates

The income of the subsidiary companies is liable to corporate tax at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment was that the corporate tax rate was to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

c.

The Partnership and Telecom are not assessed for tax purposes and accordingly tax expenses (savings) and deferred taxes in respect of the above amounts are taken into account in the partners’ financial statements and not in the financial statements of the Partnership and Telecom.

	d.	Losses for tax purposes, carried forward to future years

Carryforward losses and the balance of the deduction for inflation in respect of the subsidiary companies aggregate NIS 264 million at December 31, 2005 (December 31, 2004 – NIS 235 million). No deferred tax assets have been included by the subsidiary companies in respect of these losses, as it is not probable that they will be utilized in the foreseeable future. Under the inflationary adjustments law, carryforward losses and the deduction for inflation are linked to the Israeli CPI.

	e.	Tax assessments

Edom has received final assessments through the year ended December 31, 2002.

Idan has received final assessments through the year ended December 31, 2001.

61

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 –	LINKAGE TERMS OF MONETARY BALANCES IN THE CONSOLIDATED BALANCE SHEET:

	a.	As follows:

	December 31, 2005

	In foreign currency or linked thereto

	U.S. dollars	Other currencies	Linked to the Israeli CPI	Unlinked

	N I S i n t h o u s a n d s

Assets:
Current assets:
Cash and cash equivalents	26			7,705
Short - term deposits			53
Trade receivables				29,600
Other receivables	121			9,009
Long-term receivables:
Long-term deposits			147
Within the framework of the investment in an associated entity				91,724
Corporate related party				130,849

	147		200	268,887

Liabilities:
Current liabilities:
Credit from banks	23,371	25,494	4,651	1,162,351
Trade payables	69,943	1,353		140,709
Other payables and accruals	36,001		4,200	66,033
Long-term liabilities:
Customer deposits in respect of decoders, net of accumulated depreciation			23,243
Corporate related parties			11,474	13,355
Other liabilities (including
current maturities)	11,119

	140,436	26,847	43,568	1,382,448

62

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 –	LINKAGE TERMS OF MONETARY BALANCES IN THE CONSOLIDATED BALANCE SHEET (continued):

	b.	Data regarding the exchange rate and the Israeli CPI:

	Exchange rate of one U.S. dollar	Published Israeli CPI*

At end of year:
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
Increase (decrease) during the years:
2005	6.8%	2.3%
2004	(1.6%)	1.2%

*	Based on index published for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 16 –	LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES:

	a.	At balance sheet date, balances of liabilities and guarantees of the Partnership and the Group, which are secured by pledges, are as follows:

	Consolidated		The Partnership

	December 31		December 31

	2005	2004	2005	2004

	NIS in thousands		NIS in thousands

Short-term credit from banks	1,215,867	1,077,680	715,869	623,088

Guarantees (see note 13b(20))	161,497	120,961	114,622	76,924

b.	To secure the credit granted by banks for the purpose of acquiring 50% of the shares of Idan, the Partnership has placed a lien on Idan’s shares (see also note 3b).

c.

To secure the credit granted by banks to it, the Partnership has placed a lien on the network and the centers that it owns, on its future revenues from broadcast customers, on the Partnership’s rights in Telecom and on 25% of Idan’s shares, which had not been pledged (see also note 3b). Telecom has also placed a lien on its rights in HOT Telecom.

d.	To secure the short-term indebtedness of the Group, Fishman (the minority shareholder in Idan) and Yediot have provided guarantees for $ 29.5 million on behalf of Idan.

63

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 16 –	LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES (continued):

e.

The terms of bank loans received by the Partnership, the outstanding balance of which, as of December 31, 2005, is NIS 716 million, contain restrictions (as to the pledge or sale of certain assets of the Partnership, changes in the identity of the partners, the provision of guarantees and to the holding percentage in Idan). The terms of the loans impose certain additional restrictions, including the requirement to comply with covenants, the principal of which are described below:

1)

The total of the Partnership’s debts and obligations to banks and financial institutions, with the addition of the Partnership’s debts and obligations in respect of and/or in relation to permitted guarantees (hereafter – the amount of the obligo), in accordance with the definition of these terms in loan agreements with the banks, shall not exceed 5 times the EBITDA (pre-tax income, depreciation and amortization, and management fees to the partners).

2)

In the event that the Partnership’s obligo shall exceed 3.5 times the Partnership’s EBITDA, no management fees and/or payments on account of partners’ loans to the Partnership, shall be repaid and/or paid to the partners and/or to entities under the partners’ control.

		3)	If Idan’s profit falls below a certain stated amount, or if the number of subscribers drops below a certain stated number, then all the loans shall fall due for immediate repayment.

The parameters that have to be complied with in the covenants vary and are measured each quarter. Failure to comply with the covenants confers on the banks the right to demand early repayment of the loans granted to the Partnership.

As of December 31, 2005, the Partnership is not in compliance with some of the aforesaid terms. The Group’s management is taking action to amend the above demands and does not expect that the bank will call for the immediate repayment of the aforementioned loans.

f.

To secure all of the existing and future debts and liabilities of Idan to banks, Idan has registered a floating charge on its plant, all its assets and its rights of all kinds and nature, current or future, as well as a fixed charge, unlimited in amount, on its unpaid share capital and goodwill.

g.

To secure all of the existing and future debts and liabilities of Idan to another bank, Idan has placed charges, unlimited in amount, on its rights under the concession for the operation of a cable television system in certain areas.

64

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

	a.	Foreign exchange risk management

The Partnership has limited involvement with derivative financial instruments (hereafter – derivatives). The Partnership enters into foreign currency derivatives - forward contracts – virtually all of which are in order to protect itself from the risk that the cash flows in dollars resulting from purchases of goods or services will be affected by changes in exchange rates.

	b.	Concentrations of credit risks

The Group’s cash and cash equivalents and deposits at December 31, 2005 and 2004 are deposited with Israeli and U.S. banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s revenues derive from a large number of customers in the areas licensed for the operation of cable television broadcasts. Consequently the Group does not have any material concentration of credit risks on its trade receivables. An appropriate allowance for doubtful accounts is included in the financial statements.

	c.	Fair value of financial instruments

1)

The fair value of the financial instruments included in working capital of the group is usually identical or close to their carrying value. The fair value of short-term balances with related parties, loans granted and long-term receivables and long-term loans payable and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

2)

The fair value of long-term balances with related parties, which do not have a set repayment date, are linked to the Israeli CPI and are non-interest bearing, is less than their carrying value, and it is not practicable to estimate their fair value (see note 12e).

65

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 18 –	RELATED AND “INTERESTED PARTIES” - TRANSACTIONS AND BALANCES:

	a.	Transactions with related and interested parties:

		1)	Expenses (revenues):

	Consolidated			The Partnership

	2005	2004	2003	2005	2004	2003

	N I S i n t h o u s a n d s			N I S i n t h o u s a n d s

Revenues - other income	(4,851)			1,401	1,458	1,473
Operating expenses:
Programs for broadcasting		*	55,161	35,862	37,738	34,422
Other expenses	14,473	9,264	7,712	7,792	1,001	793
Participations received	(35,767)	(24,547)	(22,043)	(59,121)	(40,285)	(36,196)
Selling and marketing expenses:
Other expenses	747			747
Participations received	(17,055)	(20,063)	(13,406)	(34,317)	(34,822)	(16,153)
Administrative and general expenses:
Wages and salary to another interested party employed in the Company	498	492	283	320	317	182
Management fees to related parties (see note 13a(6))
Lease fees (see note 13a(9)(a))	3,888	4,102	4,120	3,420	3,617	3,628
Other expenses		1,617	2,172		1,617	2,127
Management fees from subsidiary entity	1,989	279	1,635	1,976	279	1,635
Participations received				(1,123)	(1,105)	(1,098)
Financial expenses - as to financial income and expenses, see note 12j	(6,448)	(7,863)	(8,351)	(12,712)	(12,217)	(15,747)
Fixed assets and equipment inventory - acquisition of fixed assets	3,166			3,166

*	Restated, see note 1p.

The Partnership incurs expenses for the Group as a whole and for a related party; as a consequence, the related parties active in the CTV and Internet sectors participate in these expenses on the basis of their relative shares of the total number of the Group’s subscribers.

66

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 18 –	RELATED AND “INTERESTED PARTIES” - TRANSACTIONS AND BALANCES (continued):

		2)	As to guarantees provided by interested parties, see note 16d.

		3)	As to a lease agreement signed with interested parties, see note 13a(9).

		4)	As to a letter of undertaking to indemnify officers, see note 13b(18).

		5)	As to the allocation of costs between the CTV entities, see note 1a(8)(a).

	b.	Balances with related and interested parties:

	Consolidated		The Partnership

	December 31		December 31

	2005	2004	2005	2004

	NIS in thousands		NIS in thousands

1) Current debts – presented in the balance sheets in the line item “trade receivables” - balance at balance sheet date	11,027	5,185

2) Long-term receivables (before deducting current maturities) - balance at balance sheet date	130,849	145,309	90,721	39,410

3) Long-term receivables - presented in the balance sheets in the line item “investment in subsidiary entities”:
Balance at balance sheet date			22,964	27,088

Highest balance during the year			42,455	27,088

4) Long-term receivables - presented in the balance sheets in the line item “investment in an associated entity”:
Balance at balance sheet date	91,724	18,537

Highest balance during the year	91,724	18,537

5) Long-term liability - loans from corporate related parties	24,829	6,476	57,819	5,300

6) Current liabilities - presented in the balance sheets among “accounts payable and accruals – trade”	38,835	49,914	48,941	55,434

67

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 –	SUBSEQUENT EVENTS:

	a.	As to the legal merger between the CTV entities, see note 1a(8).

	b.	As to claims filed in February and March 2006 against the CTV entities, see note 13b(18) and 13b(19).

c.

To the best of the knowledge of the Partnership’s management, the Knesset (the Israeli parliament) passed the Class Actions Law, 2006 (hereafter – the Law), on March 1, 2006. The Law will become effective on the date that it is published in the Official Gazette. The Law sets out the manner for filing class actions under Israeli law and revokes the specific provisions relating to class actions that were based on various laws in effect prior to the passing of the Law. Among its provisions, the Law significantly expands the list of claimants that may file a petition for the certification of a claim as a class action. In addition, the Law removes certain procedural restrictions on the filing of a petition for the certification of a claim as a class action. In the opinion of the Partnership’s management, the publication of the Law as described above might increase the number of petitions for the certification of claims as class actions and might increase the Group’s legal exposure.

68

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 –	NOMINAL-HISTORICAL DATA OF THE PARTNERSHIP FOR TAX PURPOSES:

	a.	Balance sheet data:

	Nominal NIS in thousands

	December 31

	2005	2004

A s s e t s
Current assets:
Cash and cash equivalents	38	563
Short-term deposits	53	58
Accounts receivable:
Trade	3,901	3,143
Other	6,165	5,660

	10,157	9,424

Investments in investee entities and long-term receivables:
Long-term deposits	147	174
Investments in subsidiary entities and in a proportionately consolidated company	67,743	*67,753
Related parties	90,721	39,410

	158,611	107,337

Fixed assets, net of accumulated depreciation	436,183	*422,668

Other assets and deferred charges, net of accumulated amortization	7,078	10,375

	612,029	549,804

Liabilities, net of the Partnership’s capital deficiency
Current liabilities:
Credit from banks	715,869	623,088
Accounts payable and accruals
Trade	166,812	168,349
Other	73,955	*83,497

	956,636	874,934

Long-term liabilities:
Customer deposits in respect of decoders, net of accumulated amortization	15,597	19,771
Liability for employee rights upon retirement, net	5,423	2,180
Another liability, net of current maturity	7,632	10,406
Excess of losses of subsidiary company over the investment therein	47,897
Corporate related parties	57,819	5,300

	134,368	37,657

Total liabilities	1,091,004	912,591

The Partnership’s capital deficiency	(478,975)	(362,787)

	612,029	549,804

*	Reclassified.

69

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 –	NOMINAL-HISTORICAL DATA OF THE PARTNERSHIP FOR TAX PURPOSES (continued):

b.	Operating results data:

	Nominal NIS in thousands

	2005	2004	2003

Revenues	359,803	374,458	374,507
Operating expenses	335,560	*308,071	*293,138

Gross profit	24,243	66,387	81,369

Selling, marketing expenses, administrative and general expenses:
Selling and marketing expenses	35,108	40,938	31,225
Administrative and general expenses	12,012	*11,373	*13,063

	47,120	52,311	44,288

Income (loss) from ordinary operations	(22,877)	14,076	37,081
Financial expenses - net	46,877	40,223	54,141
Other expenses (income) - net	(4,602)	16,418	(313)

Loss from the Partnership’s operations	65,152	42,565	16,747
Share in losses of subsidiary entities - net			40,294
Share in losses (profits) of associated entities	53,165	40,892	(1,252)

Loss for the year – nominal – carried to the Partnership’s capital deficiency	118,317	83,457	55,789

*	Reclassified.

70

GOLDEN CHANNELS &. CO.
REGISTERED PARTNERSHIP
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 –	NOMINAL-HISTORICAL DATA OF THE PARTNERSHIP FOR TAX PURPOSES (continued):

c.	Changes in the Partnership’s capital deficiency:

	Nominal NIS in thousands

	Yediot	Tevel	Fishman	Total

Balance at January 1, 2003	(109,779)	(80,860)	(40,430)	(231,069)
Changes during 2003:
Exchange differences and management fees	3,158	2,324	1,162	6,644
Payments of income tax	(277)	(204)	(102)	(583)
Loss	(26,500)	(19,526)	(9,763)	(55,789)

Balance at December 31, 2003	(133,398)	(98,266)	(49,133)	(280,797)
Changes during 2004:
Exchange differences and management fees	1,718	1,266	633	3,617
Payments of income tax	(1,021)	(752)	(377)	(2,150)
Loss	(39,642)	(29,210)	(14,605)	(83,457)

Balance at December 31, 2004	(172,343)	(126,962)	(63,482)	(362,787)
Changes during 2005:
Exchange differences and management fees	1,625	1,196	599	3,420
Payments of income tax	(613)	(452)	(226)	(1,291)
Loss	(56,200)	(41,411)	(20,706)	(118,317)

Balance at December 31, 2005	(227,531)	(167,629)	(83,815)	(478,975)

*	Reclassified.

Comments:

The above nominal data provide the basis for the Partnership’s Adjustments Report for Tax Purposes, and are presented within these financial statements for that reason alone. These data are based on the Partnership’s accounting records that are maintained in nominal-historical shekels. The accounting policies that are applied in drawing-up and presenting the above nominal data are identical to those that serve as the basis for the drawing-up of the financial statements.

71

Annex B(4)

T.L.M. SUBSCRIBERS TV LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

INDEPENDENT AUDITORS’ REPORT

To the shareholders of

T.L.M. SUBSCRIBERS TV LTD.

          We have audited the accompanying balance sheets of T.L.M. Subscribers TV Ltd. (“the Company”) as of December 31, 2005 and 2004, and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders’ deficiency and cash flows - of the Company - for each of the three years in the period ended December 31, 2005, and the consolidated statements of operations, changes in shareholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of a jointly controlled company whose assets included in consolidation constitute approximately 6.4% and 6.5% of total consolidated assets as of December 31, 2005 and 2004, respectively, and whose revenues included in consolidation constitute approximately 0.9% and 1.1% of total consolidated revenues for the years ended December 31, 2005 and 2004, respectively. Also, we did not audit the data relating to the Company’s equity in the results of an affiliate for 2003. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2005 and 2004, and the results of operations, changes in shareholders’ deficiency and cash flows - of the Company - for each of the three years in the period ended December 31, 2005, and the consolidated results of operations, changes in shareholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

          As described in Note 2, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements for the year ended December 31, 2003, are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

Without qualifying our opinion, we draw attention to the following:

1.

The Company incurred losses amounting to approximately NIS 48 million, NIS 41 million and NIS 35 million on the years ended December 31, 2005, 2004 and 2003, respectively. Furthermore, the Company has a shareholders’ deficiency of approximately NIS 268 million and working capital deficiency of approximately NIS 413 million as of December 31, 2005. Financing of the working capital deficiency, repayment of liabilities and continuing the ongoing operations of the Company are dependent upon maintaining positive cash flows from operating activities in the coming years as well as upon the consent of the banks not to demand repayment of loans granted or to provide substitute loans. The Company’s management believes that the banks will extend the period of the credit facility to at least January 1, 2007, and that the Company is expected to have positive cash flows from operating activities, see Note 1a(6).

2.

As discussed in Note 17d, the Company and the Cable Companies are parties to legal proceedings, including class action lawsuits, of material amounts in respect of which, at this stage, it is not possible to estimate their ultimate outcome or amounts.

3.

The financial statements for 2004 and as of December 31, 2003 were restated in order to retroactively reflect the change resulting from the consolidation of the accounts of Hot Vision Ltd. with those of the Company using the proportionate consolidation method. The investment in this company was previously accounted for in the Company’s financial statements by the equity method.

4.

As part of the continuing negotiations regarding the merger of the Cable Companies, on February 21, 2006, a verbal understanding was reached in regard to the major principles relating to the merger of the Cable Companies, see also Note 1a(1)b(6).

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2006	A Member of Ernst & Young Global

T.L.M. SUBSCRIBERS TV LTD.
CONSOLIDATED BALANCE SHEETS

		December 31,

		2005	2004 (2)

	Note	Reported NIS in thousands (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,920	1,146
Short-term deposit		-	20
Trade receivables	3	11,071	8,767
Other accounts receivable	4	1,654	2,955

		15,645	12,888

LONG-TERM INVESTMENTS AND LOANS:
Investment in limited partnerships	5d	274	665
Related parties	6	43,236	688
Rights to broadcast movies and programs	5e	9,773	10,654

		53,283	12,007

FIXED ASSETS:	7
Cost		800,780	761,804
Less - accumulated depreciation		501,737	441,870

		299,043	319,934

OTHER ASSETS, NET	8	-	87

		367,971	344,916

(1)	See Note 2.

(2)	Restated - See Note 2s.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
CONSOLIDATED BALANCE SHEETS

		December 31,

		2005	2004 (2)

	Note	Reported NIS in thousands (1)

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Credit from banks	9	379,005	345,860
Trade payables	10	16,721	12,514
Other accounts payable	11	32,747	53,924

		428,473	412,298

LONG-TERM LIABILITIES:
Excess of loans over investment from affiliated partnership	5b	39,550	25,288
Customers’ deposits for converters, net	2h	11,406	14,388
Related parties	12	154,201	111,146
Accrued severance pay	13	400	291

		205,557	151,113

CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES	17

SHAREHOLDERS’ DEFICIENCY	14	(266,059)	(218,495)

		367,971	344,916

(1)	See Note 2.

(2)	Restated - See Note 2s.

The accompanying notes are an integral part of the financial statements.

April 26, 2006

Date of approval of the		Ram Belinkov	Israel Lederberg
financial statements	Chairman of the Board	Chairman of the Senior	Chief Financial Officer
Management

T.L.M. SUBSCRIBERS TV LTD.
BALANCE SHEETS – THE COMPANY

		December 31,

		2005	2004

	Note	Reported NIS in thousands (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		213	183
Trade receivables	3	1,310	256
Other accounts receivable	4	1,018	1,647

		2,541	2,086

LONG-TERM INVESTMENTS AND LOANS:
Investment in jointly controlled entity	5a	251	251
Related parties	6	43,236	688

		43,487	939

FIXED ASSETS:	7
Cost		798,307	759,397
Less - accumulated depreciation		499,629	439,879

		298,678	319,518

OTHER ASSETS, NET	8	-	87

		344,706	322,630

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
BALANCE SHEETS – THE COMPANY

		December 31,

		2005	2004

	Note	Reported NIS in thousands (1)

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Credit from banks	9	362,066	329,660
Trade payables	10	11,772	7,513
Other accounts payable	11	31,634	53,082

		405,472	390,255

LONG-TERM LIABILITIES:
Excess of loans over investment from affiliated partnership	5b	39,550	25,288
Customers’ deposits for converters, net	2h	11,406	14,388
Shareholders	12	154,201	111,146
Accrued severance pay	13	136	48

		205,293	150,870

CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES	17

SHAREHOLDERS’ DEFICIENCY	14	(266,059)	(218,495)

		344,706	322,630

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

April 26, 2006

Date of approval of the		Ram Belinkov	Israel Lederberg
financial statements	Chairman of the Board	Chairman of the Senior Management	Chief Financial Officer

T.L.M. SUBSCRIBERS TV LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,

		2005	2004

	Note	Reported NIS in thousands (1) (except per share amounts)

Revenues	15a	212,562	220,603
Operating expenses	15b	206,107	*) 198,835

Gross profit		6,455	21,768

Selling and marketing expenses	15c	20,254	23,627
General and administrative expenses	15d	8,586	*) 10,951

		28,840	34,578

Operating loss		(22,385)	(12,810)
Financial expenses, net	15e	24,258	23,976
Other expenses, net	15f	1,058	9,213

Loss before taxes on income		(47,701)	(45,999)
Taxes on income	16	1,153	3,869

Loss after taxes on income		(48,854)	(49,868)
Equity in earnings of affiliated partnership	5b	1,290	8,601

Net loss		(47,564)	(41,267)

Net loss per NIS 1 par value of Ordinary shares (in NIS)		(39.6)	(34.4)

Number of shares used in the computation of net loss per share		1,200,016	1,200,016

*)	Reclassified.

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
STATEMENTS OF OPERATIONS – THE COMPANY

		Year ended December 31,

		2005	2004	2003

		NIS in thousands (except per share amounts)

	Note	Reported (1)		Adjusted (2)

Revenues	15a	210,576	218,251	215,265
Operating expenses	15b	207,651	*) 199,531	*) 179,147

Gross profit		2,925	18,720	36,118

Selling and marketing expenses	15c	19,278	22,317	16,464
General and administrative expenses	15d	7,720	*) 10,130	*) 11,566

		26,998	32,447	28,030

Operating income (loss)		(24,073)	(13,727)	8,088
Financial expenses, net	15e	22,570	23,236	46,502
Other expenses (income), net	15f	1,058	9,036	(267)

Loss before taxes on income		(47,701)	(45,999)	(38,147)
Taxes on income	16	1,153	3,869	11

Loss after taxes on income		(48,854)	(49,868)	(38,158)
Equity in earnings of jointly controlled entity and affiliated partnership	5b	1,290	8,601	3,626

Net loss		(47,564)	(41,267)	(34,532)

Net loss per NIS 1 par value of Ordinary shares (in NIS)		(39.6)	(34.4)	(28.8)

Number of shares used in the computation of net loss per share		1,200,016	1,200,016	1,200,016

*)	Reclassified.

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Ordinary shares	Management A shares *)	Management B shares *)	Management C shares *)	Capital Reserve	Accumulated deficit	Total

	Adjusted NIS in thousands (2)

Balance at January 1, 2003	3,326	-	-	-	1,008	(147,030)	(142,696)

Net loss	-	-	-	-	-	(34,532)	(34,532)

Balance at December 31, 2003	3,326	-	-	-	1,008	(181,562)	(177,228)

	Reported NIS in thousands (1)

Balance at January 1, 2004	3,326	-	-	-	1,008	(181,562)	(177,228)

Net loss	-	-	-	-	-	(41,267)	(41,267)

Balance at December 31, 2004	3,326	-	-	-	1,008	(222,829)	(218,495)

Net loss	-	-	-	-	-	(47,564)	(47,564)

Balance at December 31, 2005	3,326	-	-	-	1,008	(270,393)	(266,059)

*)	Represents an amount lower than NIS 1 thousand.

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
STATEMENTS OF CASH FLOWS

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	2005	2004	2003	2005	2004	2003

	NIS in thousands

	Reported (1)		Adjusted (2)	Reported (1)		Adjusted (2)

Cash flows from operating activities:

Net loss	(47,564)	(41,267)	(34,532)	(47,564)	(41,267)	(34,532)
Adjustments to reconcile net loss to net cash provided by operating activities (a)	61,982	68,124	56,787	60,897	69,552	56,787

Net cash provided by operating activities	14,418	26,857	22,255	13,333	28,285	22,255

Cash flows from investing activities:

Purchase of fixed assets	(44,834)	(50,016)	(37,773)	(44,728)	(49,904)	(37,773)
Proceeds from sale of fixed assets	11	-	230	-	-	230
Investment in partnerships	(5)	(35)	-	-	-	-
Short-term deposit	20	(20)	-	-	-	-
Deferred charges, net	-	-	6	-	-	6
Loan to related parties	-	-	(641)	-	-	(641)
Credit to related parties	(56,517)	-	-	(56,517)	-	-
Investment in jointly controlled entity (b)	-	-	796	-	-	-

Net cash used in investing activities	(101,325)	(50,071)	(37,382)	(101,245)	(49,904)	(38,178)

Cash flows from financing activities:

Receipt of loans from affiliated partnership	15,552	23,377	11,809	15,552	23,377	11,809
Short-term credit from banks, net	33,145	(832)	10,971	32,406	(768)	10,971
Related companies and related parties, net	40,769	1,488	(1,246)	40,769	(480)	(1,246)
Repayment of long-term loans from banks	-	-	(5,462)	-	-	(5,462)
Customers’ deposits for converters, net	(785)	(597)	(72)	(785)	(455)	(72)

Net cash provided by financing activities	88,681	23,436	16,000	87,942	21,674	16,000

Increase in cash and cash equivalents	1,774	222	873	30	55	77
Cash and cash equivalents at beginning of year	1,146	924	51	183	128	51

Cash and cash equivalents at end of year	2,920	1,146	924	213	183	128

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
STATEMENTS OF CASH FLOWS

		Consolidated			The Company

		Year ended December 31,			Year ended December 31,

		2005	2004	2003	2005	2004	2003

		NIS in thousands

		Reported (1)		Adjusted (2)	Reported (1)		Adjusted (2)

(a)	Adjustments to reconcile net loss to net cash provided by operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	61,277	65,771	61,364	61,131	65,618	61,364
	Depreciation and amortization in partnerships in respect of rights to broadcast movies	11,925	14,404	-	-	-	-
	Amortization of deposits	(2,197)	(2,911)	(1,994)	(2,197)	(3,053)	(1,994)
	Capital loss	-	-	(61)	-	-	(61)
	Equity in earnings of jointly controlled entity and affiliated partnership	(1,290)	(8,601)	(3,626)	(1,290)	(8,601)	(3,626)
	Increase (decrease) in value of loans and long-term receivables, net	454	396	(1,415)	454	2,414	(1,415)
	Accrued severance pay, net	109	(86)	20	88	(32)	20

		70,278	68,973	54,288	58,186	56,346	54,288

	Changes in operating assets and liabilities:

	Decrease (increase) in trade receivables	(2,304)	(1,424)	551	(1,054)	106	551
	Increase in rights to broadcast movies and programs	(10,648)	(10,838)	-	-	-	-
	Decrease (increase) in other accounts receivable	1,382	(185)	(400)	712	763	(400)
	Increase (decrease) in trade payables	1,974	(7,727)	(2,635)	2,024	(6,927)	(2,635)
	Increase in other accounts payable	1,300	19,325	4,983	1,029	19,264	4,983

		(8,296)	(849)	2,499	2,711	13,206	2,499

		61,982	68,124	56,787	60,897	69,552	56,787

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2003

		Adjusted NIS in thousands (2)

(b)	Newly consolidated jointly controlled entity:

	The entity’s assets and liabilities at date of consolidation:

	Working capital (except cash and cash equivalents)	(15,389)
	Investment in partnerships	826
	Rights to broadcast movies and programs	14,023
	Fixed assets, net	458
	Long-term liabilities	(295)
	Investment in the company prior to consolidation	(419)

		(796)

		Consolidated			The Company

		Year ended December 31,			Year ended December 31,

		2005	2004	2003	2005	2004	2003

		NIS in thousands

		Reported (1)		Adjusted (2)	Reported (1)		Adjusted (2)

(c)	Significant non-cash activities:

	Purchase of fixed assets on credit	10,450	14,974	7,672	10,450	14,974	7,672

	Assignment of affiliate’s debt	125,099	102,293	79,082	125,099	102,293	79,082

(1)	See Note 2.

(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL

	a.	Company description:

T.L.M. Subscribers TV Ltd. (“the Company”) was incorporated and registered on May 14, 1989.

		1.	The Company operates in two principal fields as follows:

			a)	Multi channel TV broadcasting:

The Company holds general cable broadcasting licenses by virtue of which the Company provides multi channel TV broadcasting to the Company’s subscribers. The Company has licenses to broadcast in the following areas in Israel: South Hasharon, Yoav Eshkol, Har Hanegev and Har Eilat. The broadcasting licenses replaced various former licenses by virtue of which the Company operated until April 2002. The broadcasting licenses are effective for a period of 15 years and upon the request of the licensee and the approval of the Council for Cable and Satellite Broadcasting, may be extended for additional periods of 10 years each.

			b)	Access to high speed internet and telephone services:

Telecom Gold 2001 Limited Partnership (“Telecom”) and Hot Telecom Limited Partnership (“Hot Telecom”) operate in the fields of telephone services, high speed internet services over cable, data communication services and data transmission services.

1)

Telecom was established by the Company, Golden Channels and Co. (“Golden Channels”) and Idan Cable Systems Israel Ltd. (“Idan”) in 2001 for the purpose of receiving a license from the Ministry of Communication to provide domestic fixed communication services.

On March 6, 2002, the Ministry of Communication granted Telecom a general license to provide domestic fixed communication services in areas that match the broadcast sites (“the Domestic Operator’s License”).

Hot Telecom, a partnership owned by a group of cable companies (“the Cable Companies”), was established on November 13, 2003, for the purpose of continuing to provide telecommunication services and to provide telephone services. The partners of Hot Telecom are the Cable Companies, namely, Telecom on behalf of Golden Channels Group, Domestic Operator - Limited Partnership on behalf of Tevel, Matav Investments Ltd. on behalf of Matav and Hot Telecom Ltd. - General Partner. The partners’ rights in Hot Telecom are as follows: 41.05%, 32.36%, 26.54% and 0%, respectively.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

On November 25, 2003, the Ministry of Communication granted Hot Telecom a general license to provide domestic fixed communication services (“the telephone license”). This license replaced and terminated the license granted to Telecom and the domestic operator companies of Matav and Tevel. The license was granted for a period of 20 years. The Minister of Communication may extend the term of the above license for additional periods of 10 years each.

The types of services that Hot Telecom may provide under the telephone license includes domestic fixed telephone services, cable infrastructure services, access to high speed internet services, data communication services, optical transmission services and Internet Virtual Private Network (“IVPN”) services.

On March 16, 2005, the Domestic Operator’s License was amended thereby allowing Hot Telecom to provide access to high speed internet services to subscribers, including to subscribers of the former licensees, which services shall be deemed to have been provided by Hot Telecom, until the consummation of the merger of the Cable Companies.

As of the date of the financial statements, the internet activity in the private sector was not transferred to Hot Telecom and it is performed by the Cable Companies which provided this service before the Domestic Operator’s License was granted, whereas the internet activity in the business sector is preformed by Hot Telecom.

	2)	Telephone services provided by Hot Telecom:

As part of the conditions stipulated by the Controller of Restrictive Business Practices and the Merger of Cable Companies Board (see 2 below), Hot Telecom is required to provide fixed telephone services over the cable network no later than November 20, 2004 and to make minimum investments for the preparation necessary to provide telephone services in an amount of not less than approximately NIS 350 million and any additional amount as will be required to implement Hot Telecom’s business plan to provide telephone services that will fully compete with Bezeq’s telephone services. According to the terms stipulated by the Controller of Restrictive Business Practices, by June 30, 2005, Hot Telecom is to have invested an amount not less than NIS 190 million, and by June 30, 2006 - not less than NIS 160 million and any other amount required to implement Hot Telecom’s business plan to provide telephone services. The Controller also determined a minimum number of telephone subscribers of Hot Telecom between 2005 and 2007 and that Hot Telecom is required to connect subscribers to the telephone network equally with no discrimination between those who are existing subscribers of the Cable Companies and others who are not subscribers of the Cable Companies. During February 2005, Hot Telecom began business operations. As for structural separation, see 4 below.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

As of the date of the approval of the financial statements, Hot Telecom is in compliance with the terms stipulated by the Controller of Restrictive Business Practices regarding the amount of the investments and connection of subscribers. Hot Telecom’s investments as of the date of the approval of the financial statements approximates NIS 309 million.

According to the founders’ agreement of the general partner in the partnership (Hot Telecom Ltd.), the shareholders have undertaken to supply Hot Telecom with the financing necessary for the operations of the partnership for a period of three years commencing from the date of the approval of the business plan, in amounts and on dates as approved by the board of directors (“the basic financing”). After the basic financing is provided, the parties have undertaken to provide the additional financing necessary for the continued operation of Hot Telecom pursuant to the business plan.

In May 2004, the Cable Companies submitted a business plan to the banks for the approval of a credit facility in the aggregate amount of NIS 534 million to be use in order to obtain financing for Hot Telecom’s planned activities. In July 2004, the Cable Companies requested that the banks approve a credit facility for 2004 in the amount of $ 37 million. The banks gave their agreement in principle to the financing of the first stage of the investment plan included Hot Telecom’s business plan. The amount of the credit facility to be provided for the first stage is approximately $ 37 million. In September 2005, some of the Cable Companies requested that the banks increase the credit facility by an additional $ 38 million (according to their proportionate shares) in order to implement Hot Telecom’s investment budget for 2005 based on the business plan. Most of the banks gave their verbal agreement in principle and the majority of the amount was provided. Hot Telecom is concurrently working with the Cable Companies to locate other financing sources.

	3)	Ownership of the cable network:

According to the Telecommunications Law, the grant of a Domestic Operator’s License to Hot Telecom was contingent on the holders of the broadcasting licenses transferring to the rights over the cable network a corporation that will act as the owner of the Domestic Operator’s License. Yet, according to the Domestic Operator’s License granted to the partnership, and later granted to Hot Telecom and based on an agreement between Hot Telecom and the owners of the licenses, Hot Telecom is entitled to use the cable network and to operate, maintain, develop and improve it, according to the Domestic Operator’s License and the telecommunications law, during a transition period ending no later than the earlier of June 30, 2006, or if a merger has occurred between the owners of the general cable broadcasting licenses, the date the merger takes place. The Cable Companies must transfer the ownership of the cable network to Hot Telecom at the end of the transition period. As of the date of the approval of the financial statements, the ownership of the cable network was not yet transferred to Hot Telecom.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

On September 15, 2005, the Cable Companies and Hot Telecom signed agreements according to which the Cable Companies assigned to Hot Telecom exclusive leasehold rights in the cable network. Furthermore, the former holders of licenses assigned to Hot Telecom their rights and obligations according to the broadcasting distribution agreements with the Cable Companies. The lease fees have not yet been determined. The agreement is effective retroactively from November 25, 2003, until the end of the transition period described above. The payment for the right to use the cable network and the payment for the services that Hot Telecom shall provide to the Cable Companies has not yet been determined. The amount and timing of the payment and its date can not be estimated at this stage and, accordingly, the financial statements do not include any provision in respect thereof.

	4)	Organizational separation:

The broadcasting licenses in the Domestic Operator’s License contain provisions as to the existence of an organizational separation between holders of the broadcasting licenses and the holder of the Domestic Operator’s License. According to these provisions, there are restrictions limiting the identity and number of directors that are permitted to serve as such for both the owner of the broadcasting license and for the general partner of the owner of Domestic Operator’s license. Further, according to these licenses, upon the occurrence of one of the following: another general broadcasting license is granted for broadcasting through the cable network, the number of internet subscribers reaches 450,000, the number of telephone lines operated by Hot Telecom reaches 250,000 or December 31, 2007 (another condition which only appears in the broadcasting licenses), the holders of the licenses shall implement an organizational separation in the format specified in the licenses including separation of the managements, assets and employees of the holders of licenses.

	5)	The merger of operations among the Cable Companies:

In furtherance of the approval of the Controller of Restrictive Business Practices to the merger of the Cable Companies from April 2002 (on January 16, 2006, the Controller extended the validity of the merger approval without a specific time limitation) and in furtherance of the approval of the Cable and Satellite Broadcasting Board (“the Board”) to the merger of the Cable Companies, since 2001, the Cable Companies, including the Company, have progressively taken actions to merge their operations. The purpose of the merger is to, among others, enable the merged entity to consolidate, expand and facilitate its position as a national entity in the field of multi channel TV broadcasting and internet access services so as to be able to compete more effectively against its competitors (mainly, the satellite company, “YES”) in the field of multi channel TV broadcasting and against Bezeq, in the field of domestic fixed telephone services and high speed internet. Furthermore, the purpose of the merger is to collaborate in various areas, including the purchase of content, sales and marketing and to reduce operating costs significantly.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

Approvals to merge the Cable Companies have been received from the Controller of Restrictive Business Practices, the Cable and Satellite Broadcasting Board and the tax authorities. According to the Supervisor of Banks, the merger of the Cable Companies and the establishment of the merged cable entity represents an exception from the directives of the Bank of Israel and the directives for “Bank Management Standards”. The position taken of the Supervisor of Banks has consequences regarding the provision of credit by a bank and the attribution of the merged entity’s debts, among others, to an indirect controlling shareholder of the Cable Companies.

In order to strengthen the cooperation between the Cable Companies, in June 2004, the merger of operations between the Cable Companies (including the Company) began to be implemented. For this purpose, a joint administration was appointed to supervise the merger of the operations and the activities of marketing, sales, engineering, customer service, operations and information systems of the Cable Companies (including Hot Telecom). The activities of the Company in the ordinary course of business in the areas that are under cooperation are subject to the decisions made by the joint administration. However, significant decisions are subject to the approval of the Board of Directors and other authorized bodies of each of the Cable Companies, as required by law. The Cable Companies have agreed on principles for the allocation of expenses based on each company’s proportional share of the general subscriber population. The merger of operations does not constitute a legal merger and does not include the transfer of assets or liabilities from any of the Cable Companies to the joint entity or from one cable company to another. Each cable company remains the sole owner of its assets and is entitled to the revenues received from its subscribers (see also 6 below).

	6)	The legal merger:

As part of the negotiations that took place regarding the merger of the Cable Companies, on February 21, 2006, Matav, Fishman Group and Yediot Communication Group and the banks that hold Tevel shares reached a verbal understanding in regard to the major principles relating to a legal merger of the Cable Companies (“the agreement in principle”).

According to said understandings, Matav will absorb the operations and assets of the other Cable Companies in the field of cable television broadcasting and fixed domestic communication services by purchasing the operations and the rights of the companies of the other Cable Companies in consideration of $ 1,350 per cable TV subscriber (“a Cable Companies subscriber”). The consideration is to be paid by the assumption of certain financial debts of the merged companies (credit from banks and net working capital as defined by the parties to the merger) representing a total of $ 850 per Cable Companies subscriber purchased through the merger process and by the issuance of shares to the shareholders of the merged companies. The proportion of ownership of Matav’s shares following the merger is to be in accordance with the proportionate number of Cable Companies subscribers contributed by each party to the merger on the date to be determined by the parties, thus determining the number of shares to be issued to each party. The merger will be effected retroactively as of January 1, 2006, such that the operating results of the merged business activities commencing from that date will be attributed to Matav.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

The parties are also discussing arrangements, which have not yet been finalized, regarding the appointment of directors of Matav once the merger is consummated, and the rights for the sale of Matav’s shares held by the banks after the consummation of the merger.

The terms and conditions relating to the bank debt of Matav following the merger have not yet been determined.

The agreement in principle between the parties is subject, among others, to the execution of definitive documents by the parties, an agreement on the terms of financing Matav after the merger, the approvals of the boards of directors and of the managements of the parties involved, including the approval of Matav’s shareholders as well as various regulatory approvals. There is no assurance that these conditions will be fulfilled or that the proposed merger will be consummated under these conditions or under any other terms.

		7)	Declaration of Cable Companies as a monopoly:

On November 8, 1999, the Controller of Restrictive Business Practices declared that each of the companies operating in the cable TV sector is a monopoly in the field of the provision of paid multi channel TV broadcasting, each in its own license site.

2.

In November 2005, a draft bill, “Arrangements in the State’s Economy (Legislative Amendments for the Achievement of the Budget’s Objectives and the Economic Policy for the Fiscal Year 2006), 2005, was published. According to the bill, it was proposed to amend the Communication Law in such a manner that will oblige the Cable Companies to provide a basic package of products to their subscribers, without making the provision of the basic package conditional upon the purchase of any other broadcasts or services.

It was further stipulated in the above bill that the Minister of Communication, with the consent of the Minister of Finance, and after having consulted with the Board may determine the maximum payment for the basic package, based on the cost of providing the basic package plus a reasonable profit for the Cable Companies. According to the above bill, the proposed amendment to the Communication Law would be effective as of January 1, 2007.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

Company’s management estimates, that if the bill is approved, it could result in a change in the consumption habits of the multi channel TV subscribers. As of the date of the approval of the financial statements, the Company is not able to evaluate the impact of the proposed legislation on its results of operations.

3.

In October 2005, the Ministry of Communication requested that the Cable Companies to present their position regarding the request of YES to provide VOD services over Bezeq’s ADSL network. In January 2006, the Cable Companies’ position was furnished to the Ministry of Communication and, to the best of the Company’s knowledge, no changes in the status of the matter have since occurred.

Company’s management estimates that should YES in the future begin providing VOD services using the aforementioned technology, the Cable Companies will no longer be the sole providers of such service and, should Bezeq start to operate also as a content provider in collaboration with YES, then this could have a material adverse effect on the Company’s business and its results of operations.

4.

In August 2005, the Israeli Government resolved to promote the establishment of a digital nationwide terrestrial distribution network (land-based) which will enable free broadcasting to the public of the Israeli Broadcasting Authority channels (Channels “1” and “33”), the commercial broadcasting channels (channels “2” and “10”) and the “Parliament Channel” (channel “99”).

This resolution provides for the appointment of a multi-ministerial tender committee that will choose an entity to design, establish and operate the distribution network. It was further stipulated in the Government’s resolution that the tender committee should require the winner of the tender to commence broadcasting in the above format by no later than January 1, 2007.

Company’s management estimates that should the Government’s resolution be implemented, it could result in a change in the consumption habits of the multi channel TV subscribers. As of the date of the approval of the financial statements, the Company is not able to evaluate the impact of the implementation of the Government’s resolution on its results of operations.

5.

To the best of management’s knowledge, on March 1, 2006, the Israeli Parliament approved the Law of Class Action Lawsuits, 2006 (“the Law”). The Law will come into effect on the date of its publication in the public records. The Law arranges the manner of submission of class action lawsuits pursuant to the Israeli law and supersedes the specific provisions regarding class actions that were stipulated in certain laws prior to the approval of the Law. The Law materially expands, among other things, the list of plaintiffs who are entitled to request the approval of a lawsuit as a class action. Furthermore, the Law removes certain procedural limitations for submitting a request to approve a lawsuit as a class action. Management believes that the publication of the Law as described above could increase the number of requests to approve class action lawsuits against the Group and consequently increase the Group’s legal exposure.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

		6.	The financial position and operating results of the Company:

The Company incurred losses amounting to approximately NIS 48 million, NIS 41 million and NIS 35 million in the years ended December 31, 2005, 2004 and 2003, respectively. Furthermore, the Company has a shareholders’ deficiency of approximately NIS 266 million and working capital deficiency of approximately NIS 413 million as of December 31, 2005. Financing of the working capital deficiency, repayment of liabilities and continuing the ongoing operations of the Company are dependent upon maintaining positive flows from operating activities in the coming years as well as the consent of the banks not to demand repayment of loans granted or to provide substitute loans.

The Company’s management believes that the banks will extend the period of the credit facility to at least January 1, 2007, and that the Company is expected to have positive cash flows from operating activities. The Company’s management also believes that launching a service package that integrates the cable TV, internet and telephone services concurrently with a substantial investment in infrastructure and network (including investments in telephone services that are made through Hot Telecom) will, in the future, stimulate growth in revenues and in the Company’s share of the telecommunication market in Israel and achieve a considerable improvement in the Company’s operating income. As to the financial position of Hot Telecom Limited Partnership that is held by an affiliated partnership, see Note 5b(2).

	b.	Definitions:

In these financial statements:

The Company	-	T.L.M. Subscribers TV Ltd.

Jointly controlled entity	-	Hot Vision Ltd. (“Hot Vision”), a company owned by various entities that have a contractual arrangement for joint control.

Affiliated partnership	-	Telecom Gold 2001 - Limited Partnership (“Telecom”) was established in order to be granted a license for the provision of access to internet services.

Hot Telecom	-	a limited partnership owned by Telecom.

Investees	-	jointly controlled entity and affiliated partnership (see above).

Related parties	-	as defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993 and as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

Bezeq	-	Bezeq Israel Telecommunications Corporation Ltd.

YES	-	YES DBS TV Satellite Services (1998) Ltd.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (Cont.)

Matav	-	Matav - Cable Systems Media Ltd.

Tevel	-	Tevel International Communications Ltd.

Golden Channels	-	Golden Channels and Co. - Registered Partnership.

Idan	-	Idan Cable Services Ltd.

The Group	-	Idan, Golden Channels and the Company (see above).

Cable Companies	-	Matav, Tevel and the Group.

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

a.	Reporting basis of the financial statements:

	1.	General:

Until December 31, 2003, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”) based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued beginning January 1, 2004. The adjusted amounts, as included in the balance sheet as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

	2.	Definitions:

Adjusted amount - historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount - adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date.

Cost - cost in these financial statements represents cost in the reported amount.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Balance sheet:

	a)	Non-monetary items are presented in reported amounts.

	b)	Monetary items are presented in nominal values as of the balance sheet date.

	c)	The book value of investments in investees is determined based on the financial statements of these companies in reported amounts.

	d)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

4.	Statement of operations:

	a)	Income and expenses relating to non-monetary items are derived from the change in the reported amounts between the opening balance and the closing balance.

	b)	Other items in the statement of operations are presented in nominal values.

	c)	The equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

5.	Comparative data for 2003 are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

6.	Condensed financial data of the Company in nominal historical values for tax purposes is presented in Note 19.

b.	Consolidated financial statements:

The consolidated financial statements include the accounts of a jointly controlled entity by the proportionate consolidation method. Significant intercompany balances and transactions between the Group companies have been eliminated in the consolidated financial statements.

c.	Cash equivalents:

The Company considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

d.	Allowance for doubtful accounts:

The allowance for doubtful accounts is principally determined at a certain percentage of customer debts.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Fixed assets:

1.

Fixed assets are stated at cost net of accumulated depreciation. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see f below).

	2.	Cost of a cable TV system includes capitalization of expenses during the period of construction, indirect expenses and initial installation expenses for subscribers.

	3.	Depreciation is calculated by the straight-line method at annual rates which are deemed adequate to depreciate the assets over their estimated useful lives, as follows:

%

Cable network	8.33 - 15 (mainly 8.33%)
Computers	15 - 33
Headend	15
Equipment of end users	15
Vehicles	15
Office furniture and equipment	6 - 15
Buildings	4
Leasehold improvements *)	10

*)	Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

f.	Impairment of assets:

Impairment of fixed and intangible assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Deferred taxes:

1.

As of January 1, 2005, the Company applies Accounting Standard No. 19, “Taxes on Income” (“the Standard”). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of operations represents the changes in said balances during the reported year.

2.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in investees is not expected in the foreseeable future.

	3.	As it is not probable that there will be taxable income in the future, no deferred tax assets have been recorded in the financial statements.

h.	Customers’ deposits for converters:

The Company collects deposits from part of its subscribers in respect of converters installed by it. The deposits are linked to the Israeli CPI and are amortized for each year or a portion thereof according to agreements with customers. The Company refunds the deposit after linkage to the known CPI and net of accumulated amortization when the converter is returned by the subscriber. The amortization of the deposits is included in the statement of operations as revenues.

i.	Revenue recognition:

	1.	Revenues from current subscription fees, less discounts, are recognized in revenues as the services are provided to the subscribers.

	2.	Revenues from deposits, see h above.

	3.	As for the disclosure of the effect of Accounting Standard No. 25 in the period prior to its adoption, see r3 below.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Cost of revenues - supplier discounts:

Supplier discounts received on a periodic basis and in respect of which the Company is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the Company to said discounts are made.

k.	Investment in investee corporations:

The investments in investee corporations are presented by the equity method of accounting.

l.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred.

m.	Rights to broadcast movies and programs:

The cost includes the cost of purchasing rights to broadcast movies and TV programs with the addition of direct costs in order to adapt the movies and programs for broadcasting in Israel.

The rights to use content by the jointly controlled entity which was made available by its shareholders, is also included as part of this item.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

n.	Net loss per share:

Net loss per share is computed in accordance with Opinion No. 55 of the Institute of Certified Public Accounts in Israel.

As for Accounting Standard No. 21, see s5 below.

o.	Exchange rate and linkage basis:

1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

2.	Assets and liabilities linked to the Israeli CPI are presented according to the relevant index for each linked asset or liability.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are data regarding the exchange rates of the primary currencies with which the Company transacts and the Israeli CPI

As of	Representative exchange rate of € 1	Representative exchange rate of U.S. $1	Israeli CPI for December

	NIS	NIS	Points *)

December 31, 2005	5.447	4.603	185.1
December 31, 2004	5.877	4.308	180.7
December 31, 2003	5.533	4.379	178.6
December 31, 2002	4.970	4.737	182.0

Change during the year	%	%	%

2005	(7.3)	6.8	2.4
2004	6.2	(1.6)	1.2
2003	11.3	(7.6)	(1.9)

*)	The index on an average basis of 1993 = 100.

p.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, short-term credit from banks, trade payables and other accounts payable approximate their fair value.

q.	Use of estimates for the preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

r.	Disclosure of the effects of new Accounting Standards prior to their adoption:

1.	Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”:

In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date ”).

This Standard prescribes principles for the presentation of financial instruments and identifies the information that should be disclosed about them in the financial statements. The presentation principles apply to the classification of financial instruments or their component parts, on initial recognition as a financial liability, financial asset or equity instrument; the classification of related interest, dividends, losses and gains; and the circumstances in which a financial asset and a financial liability should be offset.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Standard will be applied prospectively. Comparative data presented in financial statements for periods beginning on the Standard’s effective date will not be restated or reclassified. Financial instruments that were issued prior to the Standard’s effective date will be classified and presented in accordance with the provisions of the Standard beginning on the Standard’s effective date. Compound financial instruments which were issued in prior periods and were not yet converted or redeemed as of the Standard’s effective date, will be classified according to their components, beginning on the Standard’s effective date. A loss provision included in the financial statements of an investor on the effective date of the Standard will be cancelled at such date with a corresponding adjustment by a cumulative effect.

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

2.	Accounting Standard No. 24, “Share-Based Payment”:

In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24, “Share-Based Payment” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date”).

This Standard requires the Company to recognize share-based payment transactions in its financial statements in respect to the purchase of goods or services. Such transactions include transactions with employees or other parties that must be settled in the Company’s equity instruments or in cash. Concurrently with the recognition of the goods or services received, it is necessary to recognize in the financial statements an increase in shareholders’ equity when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when this transaction will be settled in cash. This contrasts with the situation prevailing prior to the effective date in which certain types of the above mentioned transactions were not reflected in the financial statements.

The Standard prescribes that transactions with employees or others which supply similar services in return for equity instruments should be measured according to their fair value on the date in which such equity instruments were granted. The Standard also prescribes certain requirements if the terms of an option or share grant are modified. As for share-based transactions with parties other than employees, the fair value of the goods or services received must be measured upon receipt. Furthermore, if the equity instruments granted do not vest until the counterparty completes a specified period of service, the services will be recognized in the financial statements over the vesting period.

For equity-settled share-based payment transactions, the Standard is applicable to grants made subsequent to March 15, 2005, and which had not yet vested as of the effective date. The Standard will also be applicable to modifications that were made to the terms of equity-settled transactions subsequent to March 15, 2005, even if the modifications relate to grants that were made before this date. In the financial statements for 2006, comparative data in the financial statements for 2005 shall be restated in order to reflect the expense relating to the aforementioned grants.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For liabilities arising from share-based payment transactions existing as of the effective date, it will be necessary to apply the provisions of the Standard retrospectively. Comparative data will be restated, including adjusting the opening balance of retained earnings for the earliest period in which comparative data are presented.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

3.	Accounting Standard No. 25, “Revenues”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (“the Standard”).

The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the criteria for recognizing each type of revenue. The basic principle is that revenues should be measured at the fair value of the consideration received and/or receivable. If the consideration is not received on the date of the transaction, the revenue should be measured by discounting the future consideration using the prevailing market rate of interest. The Standard also prescribes that in cases where components of one transaction may be separately identified, revenue should be measured separately for each component if that reflects the substance of the transaction. The Standard stipulates that revenues recognized in the financial statements should only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

In order to determine whether the Company is required to report its revenues on a gross basis (since it acts as a principal supplier) or on a net basis (since it performs as an agent), Interpretation No. 8, “Reporting Revenues on a Gross or Net Basis” was published concurrently with this Standard (“the Interpretation”). Pursuant to the Interpretation, recognition of revenues on a gross or net basis shall be determined in accordance with the distribution of the risks and rewards resulting from the transaction. The Interpretation sets forth indicators which should be taken into consideration in determining the basis of reporting (gross or net).

The Standard and Interpretation will be applicable to financial statements for periods beginning on January 1, 2006 and thereafter.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As for amounts reported as revenues but represent amounts collected on behalf of a third party in accordance with the Standard, or for revenues which had not been reported on a gross or net basis, as required by the Interpretation, the relevant provisions of the Standard and Interpretation are to be applied retrospectively, including a restatement of the comparative data. Furthermore, assets and liabilities included in the balance sheet as of December 31, 2005, are to be adjusted, as of January 1, 2006, to the amounts that would have been recognized in accordance with the provisions of the Standard, with the effect of the adjustment being recorded in the statement of income for the period beginning as of that date (“cumulative effect of change in accounting principle”).

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

4.	Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”:

In March 2006, the Israel Accounting Standards Board published Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2006 (“the effective date”).

The Standard determines that the excess of cost of an investment in an investee should also be attributed to the investee’s identifiable intangible assets, as opposed to the rules applied so far according to which the excess of cost of an investment was generally only attributed to tangible assets. Cost of the acquisition is allocated to an intangible asset only if it satisfies the Standard’s criteria for recognition as an intangible asset which include, inter alia, identifiability and the ability to reliably measure the fair value. The Standard distinguishes between intangible assets with a finite useful life and intangible assets with an indefinite useful life.

The Standard further determines that negative goodwill created upon the acquisition, after deduction of the investee’s intangible and non-monetary assets, should be immediately recognized upon the date of acquisition as a gain in the statement of income and not systematically amortized as was required prior to the effective date of the Standard.

Positive goodwill and intangible assets with an indefinite useful life will no longer be amortized. The Standard requires an annual assessment, or more frequently if certain indicators exist, of an impairment in goodwill in respect of a subsidiary or a jointly controlled entity, or of intangible assets with an indefinite useful life. Furthermore, each period, events and circumstances should be reviewed to determine whether they continue to support an assessment that the useful life of the assets is indefinite. Intangible assets with a finite useful life are to be systematically amortized and will also be subject to an evaluation for impairment. The impairment of goodwill in respect of an affiliate will be accounted for in the context of the evaluation of impairment of the entire investment. The accounting for impairment is to be performed in accordance with Accounting Standard No. 15, “Impairment of Assets”.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The transition provisions prescribe that comparative data for the periods prior to the effective date should not be restated. The balance of goodwill as of the effective date will no longer be amortized and, from that date, the impairment of goodwill will be evaluated as described above. The balance of negative goodwill as of December 31, 2005, is to be derecognized as of the effective date with a corresponding adjustment to the opening balance of retained earnings.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

5.	Accounting Standard No. 21, “Earnings per Share”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, “Earnings per Share” (“the Standard”), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

According to the Standard, earnings per share are to be computed based on the number of Ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to the Standard, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

This Standard is applicable to financial statements for periods beginning on January 1, 2006 and thereafter. Comparative data for earnings per share are to be retrospectively restated.

s.	Restatement:

The financial statements for 2004 and as of December 31, 2003, were restated in order to retroactively reflect the change resulting from the consolidation of the accounts of Hot Vision Ltd. with those of the Company using the proportionate consolidation method. The investment in this company was previously accounted for in the Company’s financial statements by the equity method.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effect of the restatement on the consolidated balance sheet is as follows:

	December 31, 2004

	As presented in these financial statements	As previously reported	The effect of the restatement

	Reported NIS in thousands

Assets:

Current assets	12,888	2,086	10,802
Long-term investments and loans	12,007	939	11,068
Fixed assets, net	319,934	319,518	416

	344,829	322,543	22,286

Liabilities:

Current liabilities	412,298	390,255	22,043
Long-term liabilities	151,113	150,870	243

	563,411	541,125	22,286

NOTE 3:–	TRADE RECEIVABLES

	Consolidated		The Company

	December 31,		December 31,

	2005	2004	2005	2004

	Reported NIS in thousands

Open accounts *)	10,981	8,658	1,221	147
Checks receivable	89	109	89	109

	11,071	8,767	1,310	256

*) Net of allowance for doubtful accounts	255	136	255	136

NOTE 4:–	OTHER ACCOUNTS RECEIVABLE

Government authorities	394	76	394	3
Prepaid expenses and accrued income	365	1,358	242	1,314
Related company	83	2	83	2
Advances to suppliers and other receivables	812	1,519	299	328

	1,654	2,955	1,018	1,647

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:–	INVESTMENT IN AFFILIATE (EXCESS OF LOANS OVER INVESTMENT FROM AFFILIATED PARTNERSHIP)

	a.	Investments in Hot Vision:

Composition:

The Company

December 31, 2005 and 2004

Reported NIS in thousands

Cost of shares	-
Retained earnings from date of establishment	251

251

1.

Hot Vision is engaged in editing and preparing content to be screened and broadcast by the Cable Companies and in purchasing rights to broadcast movies and programs. Hot Vision also purchases and produces local programs for the Cable Companies.

2.

The Company’s share in the operating results of Hot Vision is determined according to the relative share of each company in total cable subscribers in the market (10.71% in 2005, 10.53% in 2004 and 10.50% in 2003). This ratio is computed at each year-end based on the average in the entire year.

3.	As for the guarantees that the Company provided in favor of Hot Vision’s liabilities to banks, see also Note 17b(1).

4.	Below is the Company’s relative share in Hot Vision’s assets, liabilities and results of operations as included in the Company’s consolidated financial statements:

	a)	Balance sheets:

	December 31,

	2005	2004

	Reported NIS in thousands

Assets:

Current assets	13,105	10,805
Long-term receivables	10,047	11,319
Fixed assets, net	366	417

	23,518	22,541

Liabilities:

Current liabilities	23,002	20,878
Long-term liabilities	265	243

	23,267	21,121

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:–	INVESTMENT IN AFFILIATE (EXCESS OF LOANS OVER INVESTMENT FROM AFFILIATED PARTNERSHIP) (Cont.)

	b)	Statements of operations:

	Year ended December 31,

	2005	2004

	Reported NIS in thousands

Revenues	1,986	2,352
Cost of revenues	18,618	20,225
Selling, general and administrative expenses	1,842	2,132
Financial expenses, net	1,688	740
Other expenses, net	-	177

Loss	(20,162)	(20,922)

b.	Golden Telecom 2001 - Limited Partnership (“Telecom”):

	1.	According to the partnership’s agreement, Telecom is 26.2% held by the Company.

Composition (Consolidated and the Company):

	December 31,

	2005	2004

	Reported NIS in thousands

Retained earnings from date of establishment	13,305	12,015
Loans (1)	(52,855)	(37,303)

	(39,550)	(25,288)

	(1)	The loans are not indexed and bear annual interest at the rate of 5.5% (2004 - 5.7%). Their repayment date shall be upon demand, but not before January 1, 2007.

2.

Telecom holds 41.05% of Hot Telecom which was established by the Cable Companies in November 2003 in order to construct and operate domestic communication services over the cable network (see also Notes 1a(1b)(2), (3) and (4)).

Hot Telecom incurred business losses amounting to approximately NIS 36 million and NIS 12 million for the years ended December 31, 2005 and 2004, respectively. Hot Telecom has also deficiency in partners’ accounts amounting to approximately NIS 48 million and working capital deficiency amounting to approximately NIS 69 million as of December 31, 2005. Management estimates that Hot Telecom’s substantial investment in the telephony infrastructure will lead to a growth in revenues and in its market share in the telecommunications market in Israel while improving Hot Telecom’s cash flows from operating activities and operating income.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5:–	INVESTMENT IN AFFILIATE (EXCESS OF LOANS OVER INVESTMENT FROM AFFILIATED PARTNERSHIP (Cont.)

	c.	Change in investments in 2005:

	Consolidated	The Company

	Affiliated partnership	Jointly controlled entity	Affiliated partnership	Total

	Reported NIS in thousands

Balance at the beginning of the year	(25,288)	251	(25,288)	(25,037)

Change during the year:

Loans	(15,552)	-	(15,552)	(15,552)
Equity in earnings, net	1,290	-	1,290	1,290

Balance at the end of the year	(39,550)	251	(39,550)	(39,299)

d.	Investment in limited partnerships (consolidated):

The jointly controlled entity invests in limited partnerships that are engaged in the production of movies in Israel.

e.	Rights to broadcast movies and programs:

	Consolidated

	December 31,

	2005	2004

	Reported NIS in thousands

As of beginning of year	10,673	14,036

Additions during the year	10,629	10,825
Amortization during the year	(11,529)	(14,207)

As of end of year	9,773	10,654

NOTE 6:–	RELATED PARTIES

The balance of related parties is unlinked and bears interest at the annual rate of 4.8%. The repayment is upon demand but not before January 1, 2007.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 7:–	FIXED ASSETS

a.	Consolidated:

	Cable network	Headend	Equipment of end users	Office furniture and equipment	Computers	Vehicles	Buildings	Leasehold improvements	Total

	Reported NIS in thousands

Cost:

Balance at January 1, 2005	573,866	15,669	155,226	2,043	1,257	48	171	13,524	761,804
Additions during the year	19,327	48	18,291	64	-	-	-	2,580	40,310
Disposals during the year	-	-	(1,294)	-	-	(40)	-	-	(1,334)

Balance at December 31, 2005	593,193	15,717	172,223	2,107	1,257	8	171	16,104	800,780

Accumulated depreciation:

Balance at January 1, 2005	364,967	11,805	59,397	1,687	803	32	66	3,113	441,870
Additions during the year	35,162	1,188	21,768	100	183	3	7	2,191	60,602
Disposals during the year	-	-	(706)	-	-	(29)	-	-	(735)

Balance at December 31, 2005	400,129	12,993	80,459	1,787	986	6	73	5,304	501,737

Depreciated cost at December 31, 2005	193,064	2,724	91,764	320	271	2	98	10,800	299,043

Depreciated cost at December 31, 2004	208,899	3,864	95,829	356	454	16	105	10,411	319,934

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 7:–	FIXED ASSETS (Cont.)

b.	The Company:

	Cable network		Headend		Equipment of end users		Office furniture and equipment		Computers		Buildings	Leasehold improvements		Total

	Reported NIS in thousands

Cost:

Balance at January 1, 2005	*)	572,782	*)	15,669	*)	155,226	*)	953	*)	1,257	171	*)	13,339	759,397
Additions during the year		19,290		48		18,291		-		-	-		2,575	40,204
Disposals during the year		-		-		(1,294)		-		-	-		-	(1,294)

Balance at December 31, 2005		592,072		15,717		172,223		953		1,257	171		15,914	798,307

Accumulated depreciation:

Balance at January 1, 2005	*)	364,094	*)	11,805	*)	59,397	*)	750		803	66	*)	2,964	439,879
Additions during the year		35,087		1,188		21,768		39		183	7		2,184	60,456
Disposals during the year		-		-		(706)		-		-	-		-	(706)

Balance at December 31, 2005		399,181		12,993		80,459		789		986	73		5,148	499,629

Depreciated cost at December 31, 2005		192,891		2,724		91,764		164		271	98		10,766	298,678

Depreciated cost at December 31, 2004		208,688		3,864		95,829		203		454	105		10,375	319,518

*)	Reclassified.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8:–	OTHER ASSETS, NET

Composition:

	Consolidated and the Company

	Deferred charges relating to rights to operate cable TV broadcast	Deferred charges relating to the purchase rights of programs and other	Total

	Reported NIS in thousands

Original amount:

Balance as of December 31, 2005 and 2004	191	1,618	1,809

Accumulated amortization:

Balance at January 1, 2005	191	1,531	1,722
Additions during the year	-	87	87

Balance at December 31, 2005	191	1,618	1,809

Amortized cost at December 31, 2005	-	-	-

Amortized cost at December 31, 2004	-	87	87

NOTE 9:–	CREDIT FROM BANKS

	a.	Composition:

	Weighted annual interest rate *)	Consolidated		The Company

		December 31,		December 31,

	2005	2005	2004	2005	2004

	%	Reported NIS in thousands

Short-term loans:

Linked to the Israeli CPI	(1)	8,302	8,578	-	-
Unlinked	6.4	370,703	337,282	362,066	329,660

		379,005	345,860	362,066	329,660

*)	As of December 31, 2005.

(1)	The loan bears interest of Libor + 2.75% (as of December 31, 2005 - 7.6%).

b.	As for securities, see Note 17b.

NOTE 10:–	TRADE PAYABLES

	Consolidated		The Company

	December 31,		December 31,

	2005	2004	2005	2004

	Reported NIS in thousands

Open accounts	16,073	11,477	11,549	7,412
Checks payable	648	1,037	223	101

	16,721	12,514	11,772	7,513

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11:–	OTHER ACCOUNTS PAYABLE

	Consolidated		The Company

	December 31,		December 31,

	2005	2004	2005	2004

	Reported NIS in thousands

Employees and payroll accruals	456	348	348	156
Related companies and related parties (1)	-	22,477	-	22,477
Government authorities	5,129	3,960	4,992	3,960
Provision for vacation and recreation pay	185	114	185	114
Others and accrued expenses (2)	26,977	27,025	26,109	26,375

	32,747	53,924	31,634	53,082

(1)	The balance is linked to the Israeli CPI.

(2)

The balance includes an amount of NIS 4,662 thousand (2004 - NIS 4,522 thousand) in respect of royalties payable to the Ministry of Communication and an amount of NIS 14,205 thousand (2004 - NIS 13,122 thousand) in respect of provision for claims. See also Note 17d.

NOTE 12:–	SHAREHOLDERS

Composition:

	Weighted annual interest rate *)	Consolidated and the Company

		December 31,

	2005	2005	2004

	%	Reported NIS in thousands

Unlinked *)	5.5	125,274	108,001
Linked to the Israeli CPI (1)		28,927	3,145

		154,201	111,146

*)	As of December 31, 2005.

(1)

On December 31, 2005, the shareholders assigned credit balances of approximately NIS 25.2 million, which were linked to the Israeli CPI, into shareholders loans. The repayment date for the loans will not be before January 1, 2007 unless otherwise determined in the merger agreement.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13:–	ACCRUED SEVERANCE PAY

a.

The Company’s liabilities for severance pay are computed on the basis of the employees most recent salary as of the balance sheet date and in accordance with the Severance Pay Law and are fully covered by current payments to insurance companies and pension fund as well as by the balance sheet accrual.

b.

The amounts accumulated in managers’ insurance companies and pension fund on behalf of the employees and the respective liabilities are not included in the balance sheet as they are not under the control and management of the Company.

NOTE 14:–	SHARE CAPITAL

December 31, 2005 and 2004

Authorized, issued and outstanding

Number of shares

Ordinary shares of NIS 1 par value each	1,200,000
Management A shares of NIS 1 par value each	8
Management B shares of NIS 1 par value each	4
Management C shares of NIS 1 par value each	4

1,200,016

NOTE 15:–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS

	a.	Revenues:

	Consolidated		The Company

	Year ended December 31,		Year ended December 31,

	2005	2004	2005	2004	2003

	NIS in thousands

	Reported		Reported		Adjusted

Subscription fees	199,628	211,872	199,628	211,872	209,099
Equipment of end users	9,375	4,850	9,375	4,850	4,043
Installation fees	368	532	368	532	792
Grant of rights to broadcast movies	1,986	2,352	-	-	-
Other	1,205	997	1,205	997	1,331

	212,562	220,603	210,576	218,251	215,265

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS (Cont.)

	b.	Operating expenses:

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	2005	2004		2005	2004		2003

	NIS in thousands

	Reported			Reported			Adjusted

Payroll and related expenses	1,423		1,623	837		1,045		1,055
Vehicle maintenance	300		190	300		190		240
Rent and maintenance	10,763	*)	9,691	10,763	*)	9,691	*)	9,520
Depreciation and amortization	60,591	*)	63,608	60,517	*)	63,525	*)	58,783
Royalties	8,125		8,742	8,125		8,742		9,532
Programs consumption	87,518		88,401	89,719		89,758		75,645
Participation in related companies’ expenses (1)	36,822		24,550	36,822		24,550		21,980
Loss from extensions and converters	568		2,030	568		2,030		2,392

	206,107		198,835	207,651		199,531		179,147

	*)	Reclassified.

c.	Selling and marketing expenses:

Payroll and related expenses	1,047	785	681	431	260
Participation in related companies’ expenses (1)	17,055	20,063	17,055	20,063	13,355
Billing expenses	1,347	1,535	1,347	1,535	1,656
Other	805	1,244	195	288	1,193

	20,254	23,627	19,278	22,317	16,464

d.	General and administrative expenses:

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	2005	2004		2005	2004		2003

	NIS in thousands

	Reported			Reported			Adjusted

Management and consulting fees	2,092		2,276	2,092		2,203		2,153
Payroll and related expenses	264		251	-		-		261
Depreciation and amortization	118	*)	133	46	*)	63	*)	189
Doubtful accounts and bad debts, net	(803)		(52)	(803)		(52)		575
Participation in related companies’ expenses (1)	5,976		7,863	5,976		7,863		8,290
Other	939	*)	480	409	*)	53	*)	98

	8,586		10,951	7,720		10,130		11,566

*)	Reclassified.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15:–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS (Cont.)

	e.	Financial expenses, net:

	Consolidated		The Company

	Year ended December 31,		Year ended December 31,

	2005	2004	2005	2004	2003

	NIS in thousands

	Reported		Reported		Adjusted

In respect of long-term loans	-	-	-	-	870
In respect of balances with related parties, net	3,527	2,899	3,527	2,899	7,337
In respect of short-term items, net	20,731	21,077	19,043	20,337	38,295

	24,258	23,976	22,570	23,236	46,502

f.	Other expenses (income), net:

Legal claims	1,058	9,586	1,058	9,409	-
Capital gain, net	-	(373)	-	(373)	(267)

	1,058	9,213	1,058	9,036	(267)

(1)

The operating, marketing, general and administrative expenses of the Company, Golden Channels and Idan, other than expenses relating to the cable TV network are allocated among these companies in accordance with the relative number of subscribers of each company which adequately reflects the services rendered.

NOTE 16:–	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. The Company is taxed under this law.

Capital gains/losses:

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16:–	TAXES ON INCOME (Cont.)

	b.	Tax rates applicable to the income of the Company:

Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

	c.	Taxes on income included in the statements of operations:

	Consolidated and the Company

	Year ended December 31,

	2005	2004	2003

	NIS in thousands

	Reported		Adjusted

Taxes in respect of previous years	1,153	3,869	11

d.

Below is a reconciliation between the theoretical tax expense assuming all income is taxed at the statutory tax rates applicable to companies in Israel and the tax expense as reported in the statements of operations:

	Consolidated		The Company

	Year ended December 31,		Year ended December 31,

	2005	2004	2005	2004	2003

	NIS in thousands

	Reported		Reported		Adjusted

Loss before taxes on income	(47,701)	(45,999)	(47,701)	(45,999)	(38,147)

Statutory tax rate	34%	35%	34%	35%	36%

Tax saving computed at the statutory tax rate	(16,218)	(16,100)	(16,218)	(16,100)	(13,733)
Taxes in respect of previous years	1,153	3,869	1,153	3,869	11
Losses for tax purposes in respect of which deferred taxes and other differences were not recorded	16,218	16,100	16,218	16,100	13,733

Taxes on income	1,153	3,869	1,153	3,869	11

e.	Tax assessments:

The Company and the jointly controlled entity received final tax assessments through 2001.

Subsequent to the balance sheet date, the Company reached an agreement with the Assessment Officer according to which the Company has to pay an amount of approximately NIS 5 million in respect of tax assessments for 1997 to 2001.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16:–	TAXES ON INCOME (Cont.)

	f.	Carryforward losses for tax purposes:

As of December 31, 2005, the Company has carryforward losses for tax purposes which amount to approximately NIS 291.7 thousand. A deferred tax asset in respect of carryforward losses as above was not included since its utilization in the foreseeable future is not probable.

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES

	a.	Commitments:

1.

The Company is obligated to pay royalties to the Ministry of Communication at a rate of 4% of its gross revenues from the provision of cable broadcasting services. On June 16, 2003, the Finance Committee of the Knesset approved a reduction in the rate of royalties to 3.5% effective from January 1, 2004.

2.

On July 10, 2001, the Cable Companies, including the Company, signed an agreement with the State of Israel (“the royalties agreement”) which provides for an arrangement of the payment to the State of the consideration for the rights of the Cable Companies, including recognition of the proprietary rights to the cable network in their license areas and the right to operate the network after the end of the license period, to transmit cable TV broadcasting and telephone services. The consideration is to be paid, based on a progressive rate of revenues over a period of 12 years beginning on January 1, 2003. The Company is in negotiations with the Ministry of Finance regarding the above payments. Each Cable Company is to pay its relative share of the consideration based on a percentage set forth in the agreement. Each Cable Company is also required to pay consideration in respect of its income from the sale of assets, which is to be calculated based on the portion of the period remaining from the date of sale to the end of the payment period in relation to the total payment period, multiplied by 12%.

On June 6, 2004, the Company reached an agreement with the State according to which the payment of the above consideration for 2003, which was not remitted on time, will be paid in seven equal quarterly installments, plus interest and linkage differences up to January 21, 2006. As of the date of the approval of the financial statements, the Company has paid the installments in accordance with the above arrangements.

3.

The Company is obligated to pay royalties to various entities in Israel and abroad in respect of copyrights on programs transmitted or broadcasted on cable TV, as stipulated in the agreements with those entities. At the end of 2002, a number of agreements which the Company signed with the copyright organizations expired. Currently the Company is in negotiations with these organizations regarding the future arrangements between the parties.

		4.	The Company pays to its shareholders annual management fees in an amount equal to 1% of revenues from subscriber fees.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

5.

As a result of Amendment No. 25 to the Communication Law, the Board demanded that the Group, as part of the terms of conditions for the general cable broadcasting licenses, fulfill past obligations arising from the period of the franchise in respect of compliance with obligations and quotas as to the content of the broadcasts. It was determined that such obligations will be fulfilled over a period of 10 years commencing at the end of two years from the date the licenses were granted. The Board determined that the amount of the monetary investment in respect of past obligations should be approximately U.S.$6 million. As of the date of the preparation of the financial statements, the outstanding amount due from Golden Channels Group amounts to approximately U.S.$420 thousand (Company’s share - U.S.$110 thousand).

Since in management’s opinion, it is expected that the production of programs according to the above demand will reduce future costs for productions and purchases of other programs, a provision in the financial statements in respect thereof was not recorded.

According to the Telecommunications Law and the Board’s decisions, the Group is obligated, among others, to invest in local productions which it will initially broadcast, in amounts representing about 8% of its total annual revenues from subscribers (starting April 2002). The above will also apply to 2006 and 2007. Management of the Company estimates that the rate of investment in local productions in 2005, 2004 and 2003 exceeded 8%.

6.

In November 2004, the Company and the Cable Companies entered into an agreement with a supplier for the purchase of 40,000 digital converters (the Company’s share is approximately 4,200 converters). It was further stipulated that the supplier is entitled to sell to the Cable Companies up to 100,000 converters.

Notwithstanding the above, the agreement states that the Cable Companies may cancel the supplier’s right, as described above, provided that the Cable Companies purchase at least 50,000 converters from the supplier, an appropriate notification is given and agreed upon damages of up to $500 thousand is paid to the supplier (the Company’s share is approximately U.S.$53 thousand). As of the date of the financial statements, Golden Channels Group purchased 4,200 digital converters from the supplier.

7.

In January 2006, the Company and the Cable Companies entered into a memorandum of understanding with two other suppliers for the purchase of 150,000 digital converters (the Company’s share is approximately 15,200 converters) over a period of two years commencing from the date of completion of development of the converters. This commitment is dependent upon the supplier resolving problems discovered in the digital converters purchased by March 15, 2006. Company’s management believes that as of the date of approval of the financial statements, the supplier has not yet resolved the problems discovered and, therefore, the supplier is not meeting the terms of the above memorandum of understanding.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

8.

In June 2004, the Company and Golden Channels Group entered into an agreement for the supply of a software system for digital converters, an upgraded system of user interface and an upgrading of the Company’s service centers in consideration of approximately U.S.$1.5 million. As of December 31, 2005, the outstanding commitment in respect thereof amounts to approximately U.S.$0.4 million (the Company’s share is U.S. $0.1 million).

9.

The Company and the Cable Companies entered into an agreement for the maintenance and repair of converters and modems for a period of two years ending on August 1, 2007 in consideration for a minimum annual fee of approximately NIS 13 million (the Company’s share is NIS 1.4 million).

10.

On September 25, 2005, Hot Telecom entered into an agreement with a related party for the lease of real estate comprising a total area of about 19 thousand sq.m. in an industrial park close to Kibbutz Yakum, other areas and parking space for a period of ten years, including renewal options for two additional periods of five years each. The real estate will be used for the activities of Hot Telecom and the other Cable Companies. The Cable Companies have guaranteed the fulfillment of Hot Telecom’s obligations under the lease agreement up to the amount of NIS 200 million (the Company’s share is approximately NIS 21 million).

The Company also leases buildings that are used as service centers, offices and headends. Most of the lease agreements are linked to the Israeli CPI and some are linked to the exchange rate of the U.S. dollar.

The minimum annual lease fees that the Company is obligated to pay based on its share under the above agreement and under other lease agreements for service centers, offices and headends are as follows:

Reported NIS in thousands

2006	1,754
2007	1,627
2008	1,589
2009	1,589
2010 and thereafter	7,832

	11.	Golden Channels entered into agreements for the purchase of fixed assets. The balance of these commitments as of December 31, 2005, totals NIS 45.7 million (the Company’s share is NIS 12.1 million).

b.	Guarantees:

	1.	As of the balance sheet date, the Company has provided guarantees in respect of the liabilities to banks of a jointly controlled entity in the aggregate amount of approximately NIS 8.1 million.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

2.

As for the Company’s guarantee in respect of the liabilities of Hot Telecom under an agreement for the lease of offices in Yakum Industrial Park, the Company provided the lessor (a related party) with a guarantee amounting to approximately NIS 21 million (see also a(11) above).

		3.	As of the balance sheet date, the shareholders have provided guarantees amounting to U.S.$15 million in order to secure credit received from banks.

4.

Matav, Tevel and Golden Channels have guaranteed, jointly and severally, Hot Telecom’s obligations to a supplier of equipment, in the amount of U.S.$4.5 million. Furthermore, Matav and Tevel have guaranteed, jointly and severally, Hot Telecom’s obligations to the aforementioned supplier in the amount of U.S.$74 million.

According to indemnification agreements signed among the Cable Companies, the Cable Companies have joint responsibility for the payments pursuant to the guarantees mentioned above, according to each party’s relative share of the ownership of Hot Telecom (the Company’s share is approximately $1.3 million).

	c.	Charges:

As collateral for all of the Company’s existing and future liabilities to banks, the Company placed a floating charge on its plant, all of its assets and rights of any type and class whatsoever that the Company has or my have in the future and a fixed charge in an unlimited amount, on the unpaid share capital and on its goodwill.

	d.	Contingent liabilities:

1.

On December 26, 1999, a lawsuit and a motion to approve the lawsuit as a class action, in the estimated aggregate amount of approximately NIS 149 million, were filed against the Company. The essence of the lawsuit is the plaintiff’s argument that the Company was not entitled to charge its customers deposit and usage fees for the converters and for not granting a discount which is required by law.

On September 13, 2001, the Court rendered its decision, according to which the Court rejected the plaintiff’s argument that there was no basis to charge fees for the converters that the Company supplied to its customers. The Court also rejected the additional argument of the plaintiff that the Company was required to give a discount to its subscribers. The plaintiff submitted a request to appeal.

As a result of a ruling in another legal proceeding in Israel, following which the parties were requested to resubmit their arguments taking into consideration the effect of the ruling on the continuation of the appeal proceeding, it was decided to continue the appeal in a hearing before the Supreme Court on July 31, 2006. The Company’s statement of defense will be presented after the decision in the appeal, if and as far as the appeal is accepted and the need to present a statement of defense arises.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible to predict the outcome of the above lawsuit and appeal, and accordingly, no provision was recorded in respect thereof in the financial statements.

2.

On September 8, 1998, a monetary claim was filed against the Cable Companies for the payment of compensation in the amount of NIS 30.4 million which, for the purpose of court fees, was limited to an amount of NIS 7.6 million (the Company’s share is approximately NIS 800 thousand) for breach of an agreement regarding the broadcast rights of the Spanish soccer league matches. Hearings took place in 2004 and 2005.

The Company’s management believes, based on the opinion of its legal counsel, that it is presently unable to predict the outcome of the claim and, accordingly, no provision was recorded in the financial statements in respect thereof.

3.

Pursuant to an approved arrangement between the Company and the Ministry of Communication regarding the matter of a discount for the entire amount of the subscriber fee for the base package, which discount is stipulated in the provisions of the franchise agreement in respect of retirement homes that are not-for-profit organizations, for the entire term of the franchise, the Company paid part of the amount due under the arrangement. The Company also recorded a provision which, in the opinion of the Company’s management, is sufficient to cover the remaining obligations under this arrangement.

On December 9, 2001, the Company and Golden Channels filed a claim by way of opening motion with the Jerusalem District Court against the Ministry of Communication and the Director of the Multi Channel Subscribers Department. at the Ministry of Communication. As part of the claim, the Court was asked to instruct and affirm, among others, that the term “retirement home” for the purpose of the discount sections in the franchise does not include “protected tenancy” and, unfortunately, it does not include the “residents of protected tenancy”. Also, a definition of the term “public institution” which appears in the relevant sections in the franchise agreement was suggested.

The fundamental issue of the claim is a dispute between the parties regarding the correct interpretation of directives addressing discounts in the franchise agreement and regarding the interpretation of the letter of agreements signed between the parties in June 2000. These issues distinguish between the Company’s and Golden Channels’ responsibility to provide free viewing services to protected tenancy and to protected residents of the protected tenancy, in contrast to retirement homes that are entitled to a discount by virtue of the letter of agreements.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

On July 4, 2005, the Jerusalem District Court rendered a verdict which determines, among others, that institutions that are public “protected tenancy” institutions (in contrast to private “protected tenancy” institutions which, as implied by the verdict, are not entitled to a discount), which received services from the Company and are also a “public institution” and also “operate not-for-profit” were entitled to the full rate of the discount, for which public retirement homes were entitled, up to April 30, 2002. As for public “protected tenancy” institutions that received services from Idan, for the purpose of receiving the above discount, it was determined in the verdict that it is sufficient that they qualify as a “public institution”. The verdict does not give definitions to the terms “public institution” and “operate not-for-profit” which constitute a mandatory condition to receive the discount according to the verdict. The verdict also does not reach a decision on the issue of precisely which discount the public retirement homes were entitled to according to the terms of the franchise agreement (only in respect of the terminals in the public areas in the institution or also in respect of the terminals in the private apartments).

On October 6, 2005, the Company and Golden Channels filed an appeal against the above verdict. The hearing on the appeal was scheduled for July 10, 2006.

The Company’s financial statements include a provision, which in management’s opinion, is sufficient.

4.

On August 2, 2001, the Supreme Court rendered a declaratory judgment, which also remained in effect after another hearing on June 16, 2004, regarding the claim of Tele Event against the Cable Companies and which determined that transmission of broadcasts by sub-broadcasting may also constitute violation of copyrights if the transmitted broadcasts embody copyrights of third parties who did not permit their transmission in Israel. In a meeting of the parties on August 25, 2004, Tele Event demanded compensation in the amount of approximately NIS 4.6 million (the Company’s share of the claim is approximately NIS 0.5 million). Through the date of the approval of the financial statements, no significant developments in the above claim, have since occurred..

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible to estimate the soundness of the claim or the reasonableness of the compensation demanded nor the possible outcome of a monetary lawsuit, if and to the extent it is filed in this issue, and accordingly, no provision in respect thereof as recorded in the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

5.

On March 28, 2000, a claim was filed against the Cable Companies, including the Company, by AGICOA (an organization which represents producers whose works are broadcast, among others, on cable), for alleged breach of copyrights held by producers represented by AGICOA, in respect of sub-broadcasts transmitted by cable. Further, the grounds for the claim are unlawful enrichment. The aggregate amount of the claim against all Cable Companies is not less than approximately U.S.$170 million, and for the purpose of court fees was limited to $20 million (the Company’s share is approximately U.S.$2.1 million).

The proceeding is still in preliminary stages and, therefore, at this stage the outcome of the claim can not be predicted. However, the Company’s management believes, based on the opinion of its legal counsel, that the Company has valid and substantial defense arguments, and accordingly, no provision in respect thereof was recorded in the financial statements.

6.

On December 3, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court by seven plaintiffs, representing about 1,050,000 subscribers of the Cable Companies.

According to the claim, the Cable Companies violated the terms of the license granted by the Board (the transfer of programs from Channel “5” to channel “5+”) regarding the payment for the sport channel which is part of the basic package offered to the Cable Companies’ subscribers. The plaintiffs requested the Court to instruct all three Cable Companies to compensate the subscribers in the aggregate amount of approximately NIS 302 million (as of the date the claim was filed) and by an additional amount of NIS 25.2 million for each month from the date the claim was filed until a ruling is rendered by the Court. (The Company’s proportionate share based on its share of the number of subscribers is estimated at approximately NIS 32 million, plus a monthly amount of approximately NIS 2.7 million accumulating from the date the claim was filed until a ruling is rendered.)

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the plaintiffs submitted an appeal to the Supreme Court.

In December 2005, the plaintiffs filed a revised motion to approve the claim as a class action against Matav and Golden Channels, jointly and severally. The claim according to the revised motion (which is not against Tevel) totals approximately NIS 199 million and approximately NIS 16.6 million for each month from December 3, 2002 and thereafter (the Company’s share is approximately NIS 30.7 million and NIS 2.6 million, respectively).

The Company’s management believes, based on the opinion of its legal counsel, that at this stage it is not possible to predict the outcome of the above claim, and accordingly, no provision in respect thereof was recorded in the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

7.

On March 10, 2003, Eshkolot - The Israeli Artists Society for Performers’ Rights Ltd., (“Eshkolot”) representing all the artists and performers in Israel submitted a claim to the Board stating that the Cable Companies, including the Company, did not reach an agreement with Eshkolot as to the amount of royalties that Eshkolot is entitled to receive from the Cable Companies in respect of 2003 and thereafter.

On March 19, 2003, the Cable Companies presented their response in which they argued that, de facto, Eshkolot is a monopoly, that is requesting to impose upon the Cable Companies an annual amount of royalties that is six times higher than the amount of royalties paid to it in the previous year.

On December 31, 2003, Eshkolot filed a lawsuit in the District Court of Tel Aviv-Jaffa against the Cable Companies in order to instruct and affirm that Eshkolot is entitled to receive from the Cable Companies royalties of NIS 8.5 million for 2003 (the Company’s share is approximately NIS 0.9 million), plus interest and linkage differences (net of payments already transferred to Eshkolot). Additionally, Eshkolot requested to oblige the Cable Companies to pay statutory damages, as set in the Copyrights Law, in the total amount of approximately NIS 24 million (the Company’s share is approximately NIS 2.5 million). Eshkolot also requested a permanent injunction against the Cable Companies that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot and a temporary injunction to prohibit the Cable Companies from broadcasting performances employing performers’ rights held by Eshkolot, until a ruling in the case is made.

During 2004, the parties’ submitted the lawsuits and letters of defense to arbitration. The lawsuit is in the amount of NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004 to 2006.

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible to predict the outcome of the claim and its effects on the Company, and accordingly, no provision in respect thereof was recorded in the financial statements.

8.

On April 11, 2005, the Israeli Records and Cassettes Federation (“the Federation”) filed a claim and a request for payment of temporary royalties against the Cable Companies, including the Company. The Federation seeks a permanent injunction that shall prohibit the Cable Companies from using the compositions, which are included in the Federation repertoire, unless the parties reach an agreement.

According to the request for interim payments, the Federation is requesting to oblige the Cable Companies to pay it temporary royalties at the annual amount of U.S.$2 per subscriber who has not subscribed to the audio channels and U.S. $5 per subscriber who has subscribed to the audio channels until a ruling in the lawsuit is made.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

On July 6, 2005, a hearing was held in the matter of the interim payments and the Court rendered a decision according to which the temporary royalties shall be, at this stage, U.S. $ 380 thousand per year. This amount is to be paid in respect of 2003 and thereafter until another decision is rendered by the Court. A provision to cover this liability was recorded in the financial statements.

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible, at this stage, to predict the outcome of the claim and its effects, and accordingly, no additional provision has been recorded in the financial statements.

9.

In 2003, Hot Vision and the Cable Companies, including the Company, signed an agreement according to which the Cable Companies have agreed that they are obligated among themselves, to jointly finance the outcome of the lawsuit that Warner filed against Golden Channels seeking monetary compensation contending breach of agreement for the purchase of rights to broadcast TV series as well as declaratory reliefs as specified in the lawsuit filed on December 9, 2002.

On September 29, 2004, the District Court in California, ruled in favour of Warner. The District Court awarded Warner damages, including legal expenses, in the amount of approximately U.S.$ 21.7 million (the Company’s share is approximately U.S.$ 2.3 million) and rejected Golden Channels’ counterclaims in the matter.

On March 7, 2005, Golden Channels filed a notice of appeal, with the U.S. Court of Appeals. On March 21, 2005, Warner filed with the Court of Appeals a notice of cross appeal pursuant to which, it appeals the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest.

In view of the above and taking into consideration the additional interest and the legal expenses that may be incurred as a result of Warner’s appeal, the Company recorded in the financial statements as of December 31, 2005, a provision in the amount of NIS 10,467 thousand for its share in the outcome of the claim.

10.

On November 13, 2005, a request from D.S.T. Holdings for the payment of NIS 11 million (the Company’s share is approximately NIS 1.2 million) was received. Furthermore a request for arbitration was also received. The Cable Companies have rejected this claim. On January 25, 2006, D.S.T. presented to the Tel Aviv Jaffa District Court a request to enforce arbitration against the Cable Companies and nominate an arbitrator. In the claim, D.S.T. specifies differing amounts. In one instance, D.S.T. claims that the debt of the Cable Companies is NIS 20 million and in another instance it is specifies NIS 15 million.

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible, at this early stage, to predict the outcome of the request, and accordingly, no provision in respect thereof was recorded in the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

11.

In February 2006, five screenwriters and directors filed a claim in the amount of approximately NIS 1.7 million (for the purpose of court fees only, the Company’s share is approximately NIS 0.2 million), against the Cable Companies contending that broadcasting of certain production for which no royalties were paid, constitutes a fundamental breach of the respective copyright on the part of the Cable Companies.

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible, at this early stage, to predict the outcome of the claim, and accordingly, no provision in respect thereof was recorded in the financial statements.

12.

On January 8, 2006, a motion to approve a claim as a class action was filed against the Company in the amount of approximately NIS 23.7 million in respect of letters sent to the Company’s subscribers in which the subscribers were informed that they were entitled to receive the benefit promised to Golden Channels’ subscribers. After some time, letters were sent to the Company’s subscribers informing them that a mistake had been made and that they were not entitled to the above benefit.

In the context of negotiations held between the parties, a request was filed on behalf of the parties for the application of a settlement according to which all those who subscribed to the digital service during the relevant period and were subscribers of the Company upon the date of the approval of the settlement are entitled to an additional free extension only if they are active subscribers, for a cumulative period of two years starting July 2002 and thereafter.

The Company’s management believes, based on the opinion of its legal counsel, that the chances that the settlement will apply to the Company are reasonable and, accordingly, no provision was included in the financial statements.

13.

On March 22, 2005, the Cable Companies sent the Mega Film Channel a notice regarding the cancellation of production agreements in effect from April 30, 2005. On April 23, 2005, the Channel’s response was received stating, among others, that due to the unilateral decision of the Cable Companies to cancel the agreements, the Channel is compelled to turn to the courts and argue its rights and damages. The Channel was cancelled on May 1, 2005.

The Company’s management believes, based on the opinion of its legal counsel, that it is not possible, at this stage, to predict the outcome of the claim, if and to the extent it is filed and, accordingly, no provision in respect thereof was recorded in the financial statements.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

14.

During December 2005, Tali, the Israel Royalty Corporation of Film and Television Makers Ltd. (“Tali”), an organization which incorporates the copyright of screenwriters and directors in Israel, submitted a demand for payment of approximately NIS 63 million (the Company’s share is approximately NIS 7 million) to the Cable Companies for alleged royalties to which members of Tali are entitled for making use of scripts of the Cable Companies and the directing works of members of Tali by the Cable Companies. The claims refer to arrangements made up to December 31, 2005. The Cable Companies are also requested to cease making any use whatsoever of any scripts or directing works of any member of Tali and to reach an agreement for future broadcasting.

Additional letters were delivered by other artists who are members of Tali against the Cable Companies demanding a total of approximately NIS 5 million (the Company’s share is approximately NIS 0.5 million).

The letters mentioned above are only letters demanding payment. No lawsuits containing evidence, documents, data or calculations which are supposed to back these demands have been filed. Management, based on legal counsel, believes that under these circumstances, the chances of any proceedings, if and as far as they are filed in the matter, cannot be assessed and, accordingly, no provision was included in their respect in the financial statements.

15.

The Company has signed letters of indemnification for officers of Golden Channels of up to U.S.$ 25 million per calendar year for all of the officers of Golden Channels together. According to the principal terms of the indemnification letters, the Company shall indemnify said officers in respect of certain events as detailed in the letters of indemnification.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18:–	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND RELATED PARTIES

a.	Revenues and expenses:

	Consolidated		The Company

	Year ended December 31,		Year ended December 31,

	2005	2004	2005	2004	2003

	NIS in thousands

	Reported		Reported		Adjusted

Programs consumption	-	-	19,366	23,701	21,130
Expenses relating to management fees	2,092	2,180	2,092	2,180	2,153
Financial expenses, net	3,527	2,899	3,527	2,899	7,337
Participation in expenses, net	59,853	52,476	59,853	52,476	43,625

b.	Balances:

	Consolidated		The Company

	December 31,		December 31,

	2005	2004	2005	2004

	Reported NIS in thousands

Trade receivables	7,241	6,518	-	-
Other accounts receivable	83	2	83	2
Long-term receivables	43,236	688	43,236	688
Credit balances	-	22,477	-	22,477
Long-term liabilities	207,056	148,449	207,056	148,449

c.	Benefits to related parties employed by the Company:

	Year ended December 31,

	2005	2004	2003

	NIS in thousands

	Reported		Adjusted

Salaries and related expenses to CEO employed by Golden Channels *)	175	173	100

*) See Note 15(1).

d.	As for guarantees in favor of related companies, see Note 17b.

e.	As for participation in expenses, see also Note 15(1).

f.	As for letters of liability for the indemnification of officers, see Note 17d(14).

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19:–	LINKAGE TERMS OF MONETARY ITEMS

Consolidated:
	December 31, 2005				December 31, 2004

	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total

	Reported NIS in thousands

Assets:

Cash	-	-	2,920	2,920	-	-	1,146	1,146
Short-term deposit	-	-	-	-	-	-	20	20
Trade receivables	-	-	11,071	11,071	-	-	8,767	8,767
Other accounts receivable	43	-	1,611	1,654	67	-	2,888	2,955
Long-term receivables	-	-	43,236	43,236	-	-	688	688

	43	-	58,838	58,881	67	-	13,509	13,576

Liabilities:

Short-term credit from banks	8,302	-	370,703	379,005	7,583	-	338,277	345,860
Trade payables	3,686	-	13,035	16,721	36	-	12,478	12,514
Other accounts payable	12,692	3,245	16,810	32,747	12,013	25,724	16,187	53,924
Long-term liabilities	-	40,333	178,529	218,862	-	17,534	145,303	162,837

	24,680	43,578	579,077	647,335	19,632	43,258	512,245	575,135

Excess of liabilities over assets	(24,637)	(43,578)	(520,239)	(588,454)	(19,565)	(43,258)	(498,736)	(561,559)

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company provides nominal historical data for income tax purposes only.

b.

The financial statements have been prepared in accordance with generally accepted accounting principles based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

c.	Balance sheets - the Company:

	December 31,

	2005	2004

	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	213	183
Trade receivables	1,310	256
Other accounts receivable	1,018	1,595

	2,541	2,034

LONG-TERM INVESTMENTS AND LOANS:
Investment in jointly controlled entity	201	201
Related parties	43,236	688

	43,437	889

FIXED ASSETS, NET	284,803	300,608

DEFERRED CHARGES, NET	-	81

	330,781	303,612

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Credit from banks	362,066	329,660
Trade payables	11,772	7,513
Other accounts payable	31,634	53,082

	405,472	390,255

LONG-TERM LIABILITIES:
Excess of loans over investment from affiliated partnership	39,587	25,323
Customers’ deposits for converters	11,406	14,388
Related parties	154,201	111,146
Accrued severance pay	136	48

	205,330	150,905

SHAREHOLDERS’ DEFICIENCY	(280,021)	(237,548)

	330,781	303,612

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of operations - the Company:

	Year ended December 31,

	2005	2004		2003

	NIS in thousands

Revenues, net	210,576		218,251		218,387

Costs and expenses:

Operating	202,571	*)	190,741	*)	167,593
Selling and marketing	19,278		22,312		16,545
General and administrative	7,709	*)	10,118	*)	11,557
Financing, net	22,570		23,236		39,836

	252,128		246,407		235,531

Operating loss	(41,552)		(28,156)		(17,144)
Other income (expenses), net	(1,058)		(9,036)		283

Loss before taxes on income	(42,610)		(37,192)		(16,861)
Taxes on income	1,153		3,869		11

Loss after taxes on income	(43,763)		(41,061)		(16,872)
Equity in earnings of jointly controlled entity and affiliated partnership	1,290		8,603		4,371

Net loss	(42,473)		(32,458)		(12,501)

*)	Reclassified.

T.L.M. SUBSCRIBERS TV LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

e.	Statements of changes in shareholders’ deficiency:

	Ordinary shares	Management A shares *)	Management B shares *)	Share capital	Additional paid-in capital	Accumulated deficit	Total

	NIS in thousands

Balance at January 1, 2003	1,200	-	-	-	511	(194,300)	(192,589)

Net loss	-	-	-	-	-	(12,501)	(12,501)

Balance at December 31, 2003	1,200	-	-	-	511	(206,801)	(205,090)

Net loss	-	-	-	-	-	(32,458)	(32,458)

Balance at December 31, 2004	1,200	-	-	-	511	(239,259)	(237,548)

Net loss	-	-	-	-	-	(42,473)	(42,473)

Balance at December 31, 2005	1,200	-	-	-	511	(281,732)	(280,021)

*)	Represents an amount lower than NIS 1 thousand.

Annex B(5)

Hot Telecom Limited Partnership

Financial Statements

For the Year Ended
December 31, 2005

Hot Telecom Limited Partnership

Financial Statements as at December 31, 2005

Auditors' Report to the Partners of
Hot Telecom Limited Partnership

We have audited the accompanying balance sheets of Hot Telecom Limited Partnership (hereinafter – the Partnership) as at December 31, 2005 and 2004, and the related statements of income, changes in Partnership equity and of cash flows for each of the two years the last of which ended December 31, 2005. These financial statements are the responsibility of the Partnership’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance), 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership and the financial position of the Partnership as at December 31, 2005 and 2004 and the results of the operations, changes in the Partnership equity and cash flows for each of the two years the last of which ended December 31, 2005, in conformity with generally accepted accounting principles (“GAAP”) in Israel. Furthermore, these statements have, in our opinion, been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

As explained in Note 2, the financial statements referred to above are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board.

Without qualifying our opinion, we would draw attention to Note 20B regarding the lack of a system for charging the Partnership with usage and maintenance fees of the cable network.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 12, 2006

Hot Telecom Limited Partnership

Balance Sheets as at December 31

		2005	2004
	Note	NIS thousands	NIS thousands

Current assets

Cash and cash equivalents	3	1,600	3,095

Trade receivables	4	20,404	6,948

Other receivables	5	4,201	924

		26,205	10,967

Long-term receivables		422	47

Fixed assets	6	272,390	49,524

Other assets	7	418	374

		299,435	60,912

—————————————— Ram Belinkov – CEO

—————————————— Israel Lederberg – CFO

March 12, 2006

Hot Telecom Limited Partnership

Balance Sheets as at December 31

		2005	2004
	Note	NIS thousands	NIS thousands

Current liabilities

Bank credit and current maturities	8	6,309	5
Trade payables	9	57,284	24,430
Other payables	10	31,604	2,975

		95,197	27,410

Long-term liabilities

Liabilities for employee severance benefits, net	12	1,146	442
Related parties	18	226,814	45,123
Long-term liabilities	11	24,496	-

		252,456	45,565

Contingent liabilities and commitments	20

Partners' equity		(48,218)	(12,063)

		299,435	60,912

The notes to the financial statements form an integral part thereof.

3

Hot Telecom Limited Partnership

Statements of Profit and Loss for the Year Ended December 31

		2005	2004
	Note	NIS thousands	NIS thousands

Income from sales and services	13	67,592	8,809

Cost of sales and services	14	77,342	12,288

Gross loss		(9,750)	(3,479)

Selling and marketing expenses	15	(13,129)	(4,035)

General and administrative expenses	16	(9,094)	(3,512)

		(22,223)	(7,547)

Loss from operations		(31,973)	(11,026)

Financing expenses, net	17	(4,182)	(1,037)

Loss for the year		(36,155)	(12,063)

The notes to the financial statements form an integral part thereof.

4

Hot Telecom Limited Partnership

Statements of Changes in Partnership Equity

	Accumulated loss	Total
	NIS thousands	NIS thousands

Balance as at January 1, 2004	-	-

Loss for the year	(12,063)	(12,063)

Balance as at December 31, 2004	(12,063)	(12,063)

Loss for the year	(36,155)	(36,155)

Balance as at December 31, 2005	(48,218)	(48,218)

The notes to the financial statements form an integral part thereof.

5

Hot Telecom Limited Partnership

Statements of Cash Flows for the Year Ended December 31

	2005	2004
	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the year	(36,155)	(12,063)
Adjustments to reconcile net loss to net cash flows
from operating activities (Appendix A)	26,526	779

Net cash used in operating activities	(9,629)	(11,284)

Cash flows from investing activities
Purchase of fixed assets	(202,586)	(29,096)
Amounts allocated to other assets	(66)	(388)

Net cash used in investing activities	(202,652)	(29,484)

Cash flows from financing activities
Short-term bank credit, net	16	5
Receipt of long-term liabilities	32,105	-
Repayment of long-term liabilities	(3,026)	-
Increase in long-term loans to related parties	181,691	43,858

Net cash provided by financing activities	210,786	43,863

Increase (decrease) in cash and cash equivalents	(1,495)	3,095

Cash and cash equivalents at beginning of year	3,095	-

Cash and cash equivalents at end of year	1,600	3,095

The notes to the financial statements form an integral part thereof.

6

Hot Telecom Limited Partnership

Statements of Cash Flows for the Year Ended December 31 (cont'd)

	2005	2004
	NIS thousands	NIS thousands

Appendix A

Adjustments to reconcile net loss to net cash flows from
operating activities

Income and expenses not involving cash flows:

Depreciation and amortization	21,176	488
Increase in liabilities for employee severance benefits, net	704	442
Revaluation of long-term liabilities	1,705	-

Changes in asset and liability items

Increase in trade receivables	(13,456)	(5,683)
Increase in other receivables	(3,277)	(924)
Increase in long-term receivables	(375)	(47)
Increase in trade payables	14,724	2,975
Increase in other payables	5,325	3,528

	26,526	779

Appendix B

Non-cash transactions

Purchase of fixed assets on suppliers' credit	62,336	20,902

Assignment of customer balance from related parties to the Partnership	-	1,265

The notes to the financial statements form an integral part thereof.

7

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 1	–	General

1.	Hot Telecom Limited Partnership (hereinafter – the Partnership) was founded by the Israeli cable companies in November 2003 for the purpose of establishing and operating inland communication services on the cable network, and it commenced operations on January 1, 2004.

2.	On November 25, 2003, the Ministry of Communications granted the partnership a general license for the provision of inland stationary Bezeq services (hereinafter – the inland operators license), including telephony services, internet service provider access, infrastructure services for cable tv broadcasting, data communications and binary transmissions and other services. The license is for a 20 year period, where the Minister of Communications has the right to extend it for further periods of 10 years each.

The Inland Operations License was instead of (and cancelled) the previous Licenses granted in 2002 to the partnerships of the cable companies (hereinafter – the previous licenses).

As at the date of signing the financial statements, the Partnership provides commercial telephony services in all areas covered by the cable network.

The Partnership is intended to serve as the joint infrastructure entity of the cable companies and it is required to comply with the conditions stipulated by the Commissioner of Restrictive Trade Practices (hereinafter – the Commissioner) in the merger approval that was granted to the cable companies. Two of the conditions were that the Partnership provide stationary telephony services on the cable network no later than November 20, 2004 and that it invest at least NIS 350 million in preparations for providing telephone services and any additional amount required in order to carry out the business plan of the Partnership to provide telephone services that are fully competitive with the telephone services of Bezeq. According to the conditions of the Commissioner to the merger, the Partnership is required to invest at least NIS 190 million until June 30, 2005, an additional NIS 160 million until June 30, 2006 and any additional amount required in order to carry out the business plan of the Partnership to provide telephony services. Furthermore, the Commissioner set for the Partnership a minimum number of telephone subscribers for the years 2005 through 2007. The Commissioner has made it clear to the Partnership that it is required to connect subscribers to the telephone network on an equal basis without any discrimination between subscribers of the cable companies and those who are not subscribers of the cable companies.

In the opinion of the partners, as at the date of authorization of these financial statements the Partnership is in compliance with the conditions of the Commissioner regarding the amount of investments and the connection of subscribers.

In accordance with the Inland Operator License, the Partnership is entitled to use the cable network of the cable companies in any way permitted by law during the transition period. According to the amendment to the Inland Operator License from November 2005, the transition period will end when the merger of the cable companies is completed or on June 30, 2006, whichever earlier. At the end of the transition period the cable companies are required to transfer ownership over the cable network to the Partnership. As at the date of authorization of these financial statements the ownership over the cable network has not yet been transferred to the Partnership.

8

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 1	–	General (cont’d)

2.	(cont’d)

On September 15, 2005 an agreement was signed between Hot Telecom and the cable companies according to which the cable companies were granted exclusive network rental rights to Hot Telecom. Rights assignment rates and obligations were also signed according to which the previous license holders assigned their rights and obligations according to the agreements for cable distribution rights signed in the past between the cable companies and the previous license holders to Hot Telecom. The rental charge has not yet been determined.

This agreement is in effect retroactive to November 25, 2003 and until the end of the transition period as defined above. The Consideration for the right of use of the network and consideration for the services to be provided by Hot Telecom to the cable companies has not yet been determined.

3.	According to the founders agreement of the General Partner to the partnership (Hot Telecom Ltd.), the shareholders undertook to provide Hot Telecom with the necessary finance for the partnerships activities for a period of 3 years from the date of approval of the business plan, at dates and in amounts to be approved by the Board of Directors (“the basic finance”). After providing the basic finance the parties agreed to provide further credit necessary for the continued operation of Hot Telecom, in accordance with the business plan.

During May 2005, the cable companies presented a business plan to the banks for the authorization of an inclusive credit framework of NIS 534 million which would be used to finance the planned activities of Hot Telecom.

In July 2004, the cable companies applied to the banks to authorize credit facilities for 2004 in the sum of 37 million dollars. The banks granted approval in principle for the financing of the first stage of the investment plan presented as part of Hot Telecom’s business plan. The credit facility to be made available for the first stage was in the sum of 37 million dollars.

In September 2005, some of the cable companies approached the banks with a request to extend further credit facilities of 38 million dollars (per their share) to cover Hot Telecom’s 2005 investments according to the business plan. Most of the banks granted oral approval in principle and most of the sums requested were received. In conjunction, Hot Telecom is active, together with the cable companies, in the search for further sources of finance.

4.	On November 30, 2004 the Ministry of Communications (hereinafter – the Ministry) published a document specifying the principles of the policy for granting licenses to provide broadband telephone services (VoB) (hereinafter – the policy principles). In accordance with the policy principles, the provision of inland stationary VoB services will be arranged in the framework of a special inland operator license, which will enable the provision of telephone services by means of VoIP technology while using the broadband access service of an inland operator (presently either Bezeq or the Partnership). The policy principles provide that licenses to provide VoB services will be granted in 2005 so that it will be possible to begin operating according to the license on May 1, 2005. It was also provided that for now the holder of a VoB license will not have to pay the inland operator for the use of the inland operator’s network. The Ministry states in the policy principles that it intends to complete in the near future preparation of its policy regarding the provision of VoB services by means of a broadband access network of a mobile radio and telephone operator. Furthermore, in accordance with the policy principles, Bezeq will be entitled to provide VoB services as from May 1, 2007 or after its share of stationary telephone customers (business or private sector) falls below 85%, whichever earlier, and a subsidiary of Bezeq will be entitled to provide VoB services subject to the restrictions provided in the special inland operator license. The Ministry stated that regarding this matter a hearing proceeding would be held in the forthcoming weeks for the relevant parties.

9

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 1	–	General (cont’d)

4.	(cont’d)

At the same time as publishing the policy principles, the Ministry began granting licenses to a number of internet service providers to conduct a marketing test for paid VoB services, including to 012 Golden Lines, Barak, Bezeq International and Internet Gold and later on also to the cellular companies Cellcom and Partner.

On December 31, 2005 a special inland operator license was granted to 012 Telecom Ltd. which at this stage does not include a license to provide VoB services. In March 2006 the Ministry of Communications granted a special inland operator license also to Globecall Communication. The licenses include providing inland stationary communication services without any requirement to provide the service all over the country, subject to the conditions of the licenses.

On December 29, 2004, following requests from Bezeq and the Partnership, the Ministry of Communications sent a letter to various entities including Bezeq and the Partnership, by which it allowed them to present their position regarding the effects of the policy principles on them. The Partnership responded to the letter of the Minister of Communications and presented a detailed position paper in which it requested to revoke the policy principles on the grounds that they constitute a deviation from the policy that is the basis for arranging the communications market in Israel with respect to competition that is based on independent infrastructures, and that the decision of the Ministry of Communications to allow VoB services using the infrastructures of the inland operator illegally impair the proprietary right of the infrastructure owner. It was also contended that the decision by which a VoB operator will not be required to pay for the use of the inland operator’s infrastructure was made without authority, is unreasonable and creates economic distortions, and the Ministry is required to allow payment of access fees to the inland operator in respect of the use of its infrastructure for providing VoB services. Alternatively, the Partnership requested to postpone the date for providing VoB licenses until the Partnership reaches a market share of 5% in the stationary telephone market. Furthermore, the Partnership contended that the decision of the Ministry to allow use of the inland operator’s infrastructure in order to provide cellular VoB services, without concurrently allowing the Partnership to provide VoB services on the infrastructures of the mobile radio and telephone operators is unreasonable and discriminates between the operators. With respect to the provision of VoB services by Bezeq, the Partnership requested that Bezeq not be allowed to provide, directly and/or through a subsidiary, VoB services for as long as it is a monopoly in the stationary telephone market, meaning – for as long as it holds a 50% market share of the stationary telephone market.

The Ministry of Communications stated that it intends to invite the representatives of the Partnership to an oral hearing on the matter. As at the date of approving the financial statements, no such meeting has as yet been held and the Ministry of Communications has not yet published a new decision.

10

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 1	–	General (cont’d)

5.	On March 31, 2004 the Ministry of Communications published policy principles regarding the Bezeq License – Size Discounts and Marketing of Service Packages, by which: (a) Bezeq will be allowed to offer size discounts of up to 10% beginning from the date an inland operator starts providing telephone services on a commercial basis, and (b) Bezeq will be allowed to request that its license be amended so as to allow it to market packages of services that include telephone services and multi-channel television services that are provided by a subsidiary, when its market share in the stationary telephone market (private or business sector) falls below 85%, in respect of the same sector of customers. It was also provided that if as a result of a competitor marketing service packages that include, inter alia, telephone services, the competitive situation of Bezeq’s subsidiary significantly deteriorates even before the market share of Bezeq has fallen below 85%, the Minister will consider amending the license of Bezeq in accordance with the aforementioned. In this respect, the Minister has provided that a significant deterioration in the competitive situation of “Yes” will be a situation in which its market share in the multi-channel broadcasting market falls below 25% of all subscribers.

On January 9, 2005, following additional hearing proceedings the Ministry of Communications held on the matter, the Ministry decided to raise the threshold for a significant deterioration in the competitive situation of “Yes” from 25% to 29%.

Note 2	–	Reporting Principles and Accounting Policies

A.	General

The financial statements have been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

B.	Definitions

In these financial statements:

(1)	Related parties – as defined in opinion 29 of the Institute of Certified Public Accountants in Israel (the “ICPAI”).

(2)	Interested parties – as defined in paragraph (1) of the definition of “an interested parties” in a company in Section 1 of the Israeli Securities Law – 1968.

(3)	Controlling shareholders – as defined in Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and a Controlling Shareholder Therein) – 1996.

(4)	The partners of the Partnership – Inland Operator Limited Partnership, Matav Investments Ltd., Telecom Gold 2001 Limited Partnership and Hot Telecom Ltd. (the general partner).

11

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 2	–	Reporting Principles and Accounting Policies

B.	Definitions (cont’d)

(5)	The cable companies – The Tevel Israel International Communications Ltd. Group (including Gvanim Cable Television Ltd. and Gvanim Krayot Cable Television (1989) Ltd.), the Golden Channels & Co, Group (including T.L.M. Television for Subscribers Ltd. and Idan Cable Systems Israel Ltd.) and the Matav Group Ltd. (including Haifa-Hadera Cable Communication Systems Ltd.).

(6)	CPI – The Israeli Consumer Price Index as published by the Central Bureau of Statistics.

C.	In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, The Partnership prepares its financial statements in reported amounts. Since the Partnership began operating in 2004 the reported amounts constitute amounts based on historical cost.

Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

D.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the current period. Actual results may differ from such estimates.

E.	Cash and cash equivalents

Cash and cash equivalents include bank deposits the date of maturity of which at the time of their deposit was not in excess of three months.

F.	Provision for doubtful debts

The financial statements include specific provisions for doubtful debts, which, in Management’s opinion, adequately reflect the loss included in those debts the collection of which is doubtful. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business and an evaluation of the security received from them. Doubtful debts, which according to Partnership Management opinion, are unlikely to be collected are written-off the Partnership’s books, based on a Management resolution, or if they exceed a certain amount the Management’s recommendation to write them off is brought before the Board of Directors for its approval. The financial statements also include a general provision for doubtful debts.

12

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 2	–	Reporting Principles and Accounting Policies

G.	Revenue recognition

Revenues from communication services are recognized on a current monthly basis. The revenues are presented net of discounts the Partnership grants to its customers from time to time.

H.	Fixed assets

(1)	The fixed assets are presented at cost.

(2)	The Partnership includes in its fixed assets costs related to the construction of the telephone infrastructure and other related costs.

(3)	Depreciation is calculated by the straight line method on the basis of the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Centers	15
IP infrastructure and transmission networks	8.33-15
End user equipment	15
Installations	8.33-10
Information systems	33
Furniture and communications equipment	7-15

Leasehold improvements are amortized over the shorter of the lease period or the estimated useful life.

(4)	Fixed assets under a capital lease are stated as assets of the Partnership on the basis of ordinary purchase prices (without the financing component), and they are depreciated according to the usual rates of depreciation applicable to such assets. The lease payments payable in the forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

I.	Other assets

Expenses incurred in order to obtain an inland operator license and to construct an inland communications infrastructure. These expenses are amortized according to the straight line method over the remaining period of the license.

J.	Interested and related parties

Details in respect of interested and related parties have been included in accordance with the requirements of Opinion 29 of the Institute of Certified Public Accountants in Israel and Chapter 8 of the Securities Regulations (Preparation of Annual Financial Statements), 1993.

13

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 2	–	Reporting Principles and Accounting Policies

K.	Foreign currency and linkage

Assets and liabilities in foreign currency or linked thereto are stated in the financial statements on the basis of the representative exchange rates published by Bank of Israel as at balance sheet date.

Assets and liabilities that are linked to the Consumer Price Index (CPI) are stated on the basis of the contractual linkage terms of each balance.

Below are details of the CPI and the exchange rates:

	December 31 2005	December 31 2004	Rate of change 2005	Rate of change 2004

CPI in points	117.04	114.32	2.38	1.2
Exchange rate of US dollar (in NIS)	4.603	4.308	6.85	(1.6)

L.	Impairment in value of assets

The Partnership applies Accounting Standard No. 15 – Impairment in Value of Assets (hereinafter – the standard). The standard provides procedures which an entity must apply in order to ensure that its assets in the balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The standard applies to all the assets in the balance sheet, except inventory of buildings for sale, tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined. When the value of an asset in the balance sheet is higher than its recoverable value, the Partnership recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

M.	Disclosure of effect of new accounting standards in the period prior to their implementation

(1)	In July 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (hereinafter – the Standard). The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities, and it annuls Opinion 53, “The Accounting Treatment of Convertible Liabilities” and Opinion 48, “The Accounting Treatment of Options”. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The Standard provides that it is to be adopted on a prospective basis.

Implementation of the new Standard is not anticipated to have a material effect on the Partnership’s results of operations and financial position.

14

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 2	–	Reporting Principles and Accounting Policies

M.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

(2)	In September 2005 the Israel Accounting Standards Board published Accounting Standard No. 24, “Share- Based Payments” (hereinafter – the Standard). The Standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the Standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. Furthermore, the Standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. The Standard will apply to financial statements for periods beginning as from January 1, 2006 and early implementation is recommended. The instructions of the Standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the Standard. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of the Standard, the Standard is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the instructions of the new Standard, and comparative data relating to periods after March 15, 2005 is to be restated.

Implementation of the new Standard is not anticipated to have a material effect on the Partnership’s results of operations and financial position.

(3)	In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (hereinafter – the Standard). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues deriving from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date the Standard comes into effect.

Implementation of the new Standard is not anticipated to have a material effect on the Partnership’s results of operations and financial position.

15

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 2	–	Reporting Principles and Accounting Policies

L.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

(4)	In February 2006 the Israel Accounting Standards Board published Clarification No. 8, “Reporting Revenues on a Gross or Net Basis” (hereinafter – “the Clarification”). The Clarification provides that an entity acting as an agent or intermediary without bearing the risks and enjoying the rewards arising from the transaction will present its revenues on a net basis. On the other hand, an entity acting as a principal supplier that bears the risks and enjoys the rewards arising from the transaction will present its revenues on a gross basis. The Clarification provides a list of indications that have to be examined in order to determine whether the revenues should be reported on a gross or net basis. The Clarification applies to financial statements for periods beginning on or after January 1, 2006. The entity is required to retroactively implement the instructions of the Clarification with respect to its revenues for all the periods reported as comparative data, which were not treated as prescribed in the Clarification. Implementation of the new Clarification is not expected to have any effect on the results of operations and financial position of the Partnership.

Note 3	–	Cash and Cash Equivalents

	December 31 2005	December 31 2004
	NIS thousands	NIS thousands

Israeli currency	1,594	3,065
Foreign currency	6	30

	1,600	3,095

Note 4	–	Trade Receivables

	December 31 2005	December 31 2004
	NIS thousands	NIS thousands

On open account	22,779	6,740
Checks and notes payable	759	877

	23,538	7,617
Less: provision for doubtful debts	(3,134)	(669)

	20,404	6,948

16

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 5	–	Other Receivables

	December 31 2005	December 31 2004
	NIS thousands	NIS thousands

Government institutions	1,816	674
Advances to suppliers	1,618	232
Prepaid expenses	313	-
Other receivables	454	18

	4,201	924

17

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 7	–	Fixed Assets

	Centers		IP infrastructure and transmission networks		End user equipment	Installations		Information systems	Office furniture and equipment, and improvements to leasehold premises	Total
	NIS thousands		NIS thousands		NIS thousands	NIS thousands		NIS thousands	NIS thousands	NIS thousands

Cost
Balance as at December 31, 2004	*	24,020	*	17,278	17	*	3,934	4,133	616	49,998
Additions		83,125		75,119	39,753		29,375	15,820	828	244,020

Balance as at December, 31, 2005		107,145		92,397	39,770		33,309	19,953	1,444	294,018

Accumulated depreciation
Balance as at December 31, 2004		-		(265)	-		-	-	(209)	(474)
Additions		(9,246)		(3,496)	(2,705)		(1,493)	(4,209)	(5)	(21,154)

Balance as at December, 31, 2005		(9,246)		(3,761)	(2,705)		(1,493)	(4,209)	(214)	(21,628)

Net book value as at December 31, 2005		97,899		88,636	37,065		31,816	15,744	1,230	272,390

Net book value as at December 31, 2004	*	24,020	*	17,013	17	*	3,934	4,133	407	49,524

* Reclassified

18

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 7	–	Other Assets

	Cost	Accumulated depreciation	December 31 2005	December 31 2004
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cost	454	(36)	418	374

(1)	See Note 2H.

Note 8	–	Bank Credit and Current Maturities

	Annual interest rate	December 31 2005	December 31 2004
		NIS thousands	NIS thousands

Revolving credit	Prime + 6%	21	5

		21	5

Current maturities of long-term liabilities	Dollar-linked + 4.6%	6,288	-

Total bank credit		6,309	5

Note 9	–	Trade Payables

	December 31 2005	December 31 2004
	NIS thousands	NIS thousands

On open account	55,731	18,539
Checks and notes payable	1,553	5,891

	57,284	24,430

19

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 10	–	Other Payables

	December 31 2005	December 31 2004
	NIS thousands	NIS thousands

Liabilities to employees and other salary related liabilities	2,469	1,589
Government institutions	733	14
Accrued expenses	26,841	423
Provision for vacation pay and for employee vacation expense	1,561	916
Other	-	33

	31,604	2,975

Note 11	–	Long-Term Liabilities

A.	In the current period the Partnership entered into an agreement to lease telephone cards (CMTS) and related equipment for the total price of $ 7.4 million (about NIS 34 million). In accordance with the provisions of the agreement the consideration will be paid in 20 quarterly payments of $ 418 thousand each. On the basis of the terms of the transaction it was recorded on the books of the Partnership as a financing lease transaction.

B.	Repayment schedule

December 31 2005
NIS thousands

2007	6,592
2008	6,910
2009	7,243
2010	3,751

Total long term loans, net	24,496

20

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 12	–	Liabilities for Employee Severance Benefits, Net

The Partnership’s liability for the payment of retirement benefits and severance pay to its employees is mainly covered by current deposits in the names of the employees in recognized severance pay funds and/or the purchase of insurance policies. The amounts deposited as stated above are not included in the balance sheet as these are not under the control or management of the Partnership.

The liability for employee severance benefits that is included in the balance sheet reflects the balance of the liability that is not covered by deposits and/or insurance policies as aforementioned.

Note 13	–	Revenues from Sales and Services

Composition:

	For the year ended December 31
	2005	2004
	NIS thousands	NIS thousands

Revenues from internet subscription fees	9,978	1,648
Revenues from transmission fees	18,171	6,982
Revenues from telephone services	31,114	-
Revenues from installations	8,234	179
Other	95	-

	67,592	8,809

Note 14	–	Cost of Sales and Services

	For the year ended December 31
	2005	2004
	NIS thousands	NIS thousands

Salaries and related expenses	19,433	3,264
Participation in logistics and salaries	1,446	3,649
Royalties	2,148	341
Rent and maintenance	3,134	* 1,071
Communication operators	12,302	-
Network maintenance	10,770	2,119
Depreciation	20,991	223
Vehicle maintenance and travel abroad	3,215	1,506
Other	3,903	* 115

	77,342	12,288

* Reclassified

21

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 15	–	Selling and Marketing Expenses

	For the year ended December 31
	2005	2004
	NIS thousands	NIS thousands

Salaries and related expenses	6,472	2,571
Advertising and sales promotion	6,366	1,289
Collection commissions	250	13
Other selling and marketing expenses	41	162

	13,129	4,035

Note 16	–	General and Administrative Expenses

	For the year ended December 31
	2005	2004
	NIS thousands	NIS thousands

Salaries and related expenses	3,082	1,177
Participation in Directors' salaries	818	111
Bad and doubtful debts	2,465	669
Professional services	742	860
Office rent and maintenance	1,247	413
Depreciation and amortization	186	265
Other general and administrative expenses	554	17

	9,094	3,512

Note 17	–	Financing Expenses, Net

	For the year ended December 31
	2005	2004
	NIS thousands	NIS thousands

Bank charges	367	317
Related parties	(916)	20
Financing expenses on long-term liability	2,818	-
Other financing expenses	1,913	700

	4,182	1,037

22

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 18	–	Related Parties and Interested Parties

A.	The amounts in the balance sheet include balances with related and interested parties as follows:

	December 31 2005	December 31 2004
	NIS thousands	NIS thousands

Long-term liabilities	226,814	45,123

The balances with related parties do not bear interest or linkage and as yet have no fixed date of repayment.

B.	The amounts in the statement of operations include transactions with related and interested parties as follows:

	For the year ended December 31
	2005	2004
	NIS thousands	NIS thousands

Participation in salaries and traveling expenses	(5,057)	(967)
Financing income	(916)	-
Participation in rent and vehicle maintenance	4,393	5,309
Participation in other financing expenses, net	(5,819)	1,724

Note 19	–	Taxes on Income

The Partnership is not assessed for tax purposes and its tax results are attributed to the partners. Accordingly the financial statements do not include provisions and liabilities for taxes on income.

Note 20	–	Contingent Liabilities and Commitments

A.	The Inland Operator License that was granted to the Partnership includes, inter alia, a license to provide telephone services, access to internet service providers, data communication services and digital transmission services.

On March 16, 2005, the Inland Operator License that had been granted to Hot Telecom was amended, allowing Hot Telecom to enter into agreements with subscribers, including subscribers of the previous licensees, for the purpose of providing access services to internet providers through the previous licensees, and who view the rendering of the service as a service provided by Hot Telecom, until the date on which the cable companies complete their merger.

23

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 20	–	Contingent Liabilities and Commitments (cont’d)

B.	By virtue of the Inland Operator License, Hot Telecom has the sole right to use, operate, develop, and improve the cable network as well as to perform any other action in accordance with the Inland Operator License and by law. The cable companies have not yet determined a mechanism for charging Hot Telecom a user fee and maintenance fee for the network. At this stage, Hot Telecom’s management is unable to estimate the scope and date of the charge and these financial statements contain no costs for the network’s user fee and maintenance fee.

C.	In June 2004 Bezeq, the Israel Telecommunications Corp. Ltd. (hereinafter – “Bezeq”), filed an application to the High Court of Justice against the Minister of Communications and others against Article 10 (temporary order) of the articles to amend Amendment no. 3, 2004 of the Communications Regulations (Bezeq and broadcasts) (payment for reciprocal connections), 5764-2004, that prescribes a temporary arrangement whereby no charge will be made in respect of reciprocal connections between Bezeq and Hot Telecom for a limited period as determined in the Article.

On April 14, 2005 following the recommendation of the Court, Bezeq withdrew its petition to the High Court of Justice with respect to the reciprocal connections.

D.	On July 9, 2004 the Partnership signed an agreement with a supplier for the construction of a telephone network on the cable network. As at December 31, 2005 the guarantee provided by the Partnership in favor of the supplier amounted to $ 116 thousand (see also Note 21B).

E.	On September 25, 2005, Hot Telecom partnership signed a rental agreement with Yakum Development Ltd. to lease land on an area of 19,000 sq.m. in the industrial park adjacent to Kibbutz Yakum, in a building known as the Spanish House, in additional areas in a building known as Holland House, and in parking lots, for a 10-year period with an option to extend for a further two five-year periods. The land will be used for the operations of the partnership and the other cable companies. Within the context of the transaction, the cable companies guarantee to uphold the undertakings of Hot Telecom according to the rental agreement, up to a sum of NIS 200 million.

The rent as determined in the agreement aggregates NIS 13 million annually, a sum to be divided between the partnership and the other cable companies. In 2006 the partnership’s share of the rent will be of NIS 1.3 million. As of 2007, the partnership’s share of the rent will be calculated according to the ratio of the partnership’s revenues relative to the total income of the cable companies.

F.	On December 14, 2004 Bezeq appealed against the decision of the Communications Minister prohibiting it from entering into agreement with business customers, offering them discounts and financing for long-term communications equipment, and against the decision to demand that Bezeq cancels such agreements and forfeits NIS 8 million of the bank guarantees that Bezeq provided for the benefit of the State should it fail to cancel the agreements. Hot Telecom was added at its request as a respondent to the application. On December 28, 2004, at Bezeq’s request, an interim order was issued instructing that the Ministry of Communication’s decision be withheld until a ruling is handed down on the application, and on March 28, 2005 the order was amended to apply only to the part of the decision instructing cancellation of the agreements and not to the part pertaining to the possibility of forfeiting the guarantees. In November 2005 a hearing was held on the application following which the parties submitted supplementary claims in writing. As at the date of approval of the financial statements, no decision had been made on the application.

24

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 20	–	Contingent Liabilities and Commitments (cont’d)

G.	Bezeq and D.B.S Satellite Services filed petitions with the High Court of Justice against the Minister of Communications, the cable companies and Hot Telecom with respect to the decision of the Ministry of Communications regarding funding by Bezeq to the satellite company. Hearings were held on the petitions on October 11, 2005 but no decision has as yet been made.

H.	Three claims in the total amount of NIS 82 thousand were filed against the Partnership during the year. In the opinion of management of the Partnership, the claims are in preliminary stages and at this stage it cannot evaluate their chances. In accordance with management’s assessment no provision was included in the financial statements in respect of these claims.

I.	The Partnership agreed in principle to an addition to the financing lease agreement by which it would lease telephony cards (CMTS) and related equipment for a total consideration of $ 4.2 million (about NIS 19 million). An agreement in writing has yet to be signed. As at balance sheet date equipment in the amount of $ 1 million has been received according to this commitment.

Note 21	–	Subsequent Events

A.	In the course of the negotiations being held with respect to the merger of the cable companies, an oral understanding was reached on February 21, 2006 between the Fishman Group, the Yediot Ahronot Group, Matav and the banks holding shares of Tevel, regarding the main principles of the merger between the cable companies, other than the terms of financing the merged company regarding which no understanding has as yet been reached (“in-principle understanding”). In the framework of the merger, Matav will purchase the operations and assets of all the other cable companies and will issue shares of the merged company to the shareholders of the other cable companies according to each company’s number of subscribers to multi-channel TV services (“subscribers”).

Before the merger is completed, Tevel is expected to sell to Matav 125,000 subscribers at a price reflecting a gross value of $ 1,350 per subscriber, and the banks have agreed to finance this purchase.

The banks are expected to hold shares of the merged company separate from each other, and at a cumulative rate of up to 30% of the issued share capital of Matav.

The in-principle understanding between the parties is subject, inter alia, to the parties signing final agreements, an agreement being reached regarding the financing terms of the merged company, approval by the boards of directors and managements of the parties involved including the approval of Matav’s general meeting, and various regulatory approvals. There is no certainty that these conditions will be fulfilled or that the proposed merger will be completed on these or other terms.

25

Hot Telecom Limited Partnership

Notes to the Financial Statements

Note 21	–	Subsequent Events (cont’d)

B.	The Hot Telecom partnership and a supplier for the construction of a telephone network (hereinafter – “Lucent”) signed an agreement whereby from March 9, 2006 Lucent had completed the works according to a contract dated July 9, 2004 and would not provide guarantee and maintenance services to the system. According to the agreement, Lucent would transfer full ownership on all system components supplied to the Partnership including spare parts to sub-systems and all equipment at the Petah Tikva test site. According to the agreement, Lucent will be entitled to payment of approximately US$ 3.1 million relating to orders delivered and authorized for payment by the partnership and to US$ 0.9 million which will be paid as a compromise agreement in respect of works to be carried out by Lucent, for test equipment and various spare parts delivered to the partnership, after offset of damages caused to the partnership by delays in the timetable and the non-delivery of orders.

26

Annex C

MATAV – CABLE SYSTEMS MEDIA LTD.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
STATEMENTS

        The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward- looking statements are typically identified by the words “except”, “anticipate”, “intend”, “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Matav nor the other Israeli Cable Television Operators (as defined in Note 1b) undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer below.

        The unaudited combined condensed pro forma balance sheet combines the historical consolidated balance sheet of Matav- Cable Systems Media Ltd. (“the Company” or “Matav”) and the historical consolidated balance sheet of the other Israeli Cable Television Operators giving effect to Matav’s acquisition of all the operations and activities relating to the provision of cable television and fixed line telecommunications services provided by the other Israeli Cable Television Operators (“the Acquisition”) as if it had occurred on December 31, 2005. The unaudited pro forma combined condensed statements of operations combine the historical consolidated statement of operations of the Company and the other Israeli Cable Television Operators for the year ended December 31, 2005 giving effect to the Acquisition as if the Acquisition had occurred as of January 1, 2005.

        The unaudited pro forma combined condensed financial statements of Matav’s and the other Israeli Cable Television Operators financial statements (upon which the pro forma was based) included herein, were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).

        For purpose of calculating the purchase price, the fair value of Matav’s securities, which will be issued to the owners of the other Israeli Cable Television Operators, was determined by the price of the Initial Acquisition (as defined below), which was an arms length transaction and such price was supported by the valuation rendered by Trigger-Foresight Ltd. (one of Israel’s leading financial consultants in the telecommunication and media market and the Israeli representative of the Yankee Group, a global leader in TMT research) (“TF”) of the assets which Matav is expected to purchase in connection with the Acquisition.

        The preliminary allocation of the purchase price in the Acquisition as reflected in these unaudited pro forma combined condensed financial statements has been prepared based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed as of the date of the Acquisition. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, some of which cannot be made prior to the completion of the Acquisition, and are subject to change upon the Acquisition Date and finalization of the valuation of the acquired assets and liabilities.

        A final determination of the fair values of the other Israeli’s Cable Television Operators assets and liabilities, which cannot be made prior to the date of this proxy to which this is annexed, will be based on the actual net tangible and intangible assets of the other Israeli’s Cable Television Operators that exists as of the Acquisition Date and based on a review currently being conducted by Matav with independent experts. Upon completion of the transaction, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the dates of the unaudited pro forma combined condensed financial information and the Acquisition Date.

        The unaudited pro forma combined condensed financial statements do not include the effects of liabilities resulting from integration planning (including effects such as expenses for the retirement and dismissal of employees and senior employees, acceleration of employee option etc.) as these are not presently estimable. In addition to the completion of the valuation, the impact of ongoing integration activities and the timing of completion of the transaction could cause material differences in the information presented.

        The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and are not necessarily and should not be assumed to be indicative of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements do not reflect any operating efficiencies and cost savings that the Company may achieve with respect to the combined companies.

        The unaudited pro forma combined condensed financial statements do not reflect activity subsequent to the periods presented and therefore do not reflect future results.

        The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the accompanying notes thereto of both Matav and the other Israeli Cable Television Operators, which are included herein.

	DECEMBER 31, 2005
	Historical	Proforma		Proforma		Historical
	Matav	Initial Acquisition Of Tevel cable TV subscribers(*)	Matav After Initial Acquisition	Tevel Group After Initial Acquisition (Appendix 1)	Golden Channels Group (Appendix 2)	Hot Telecom	Consolidation Adjustments (**)	Pro-forma Adjustments	Note	Pro-forma Combined	U.S. dollars Convenience translation (Note 1c)
	Reported NIS in millions

ASSETS
CURRENT ASSETS:
Cash and cash
equivalents	13	-	13	68	10	2	-	(35)	3n	58	13
Short - term deposit	27	-	27	-	-	-	-	-		27	6
Trade receivables	75	-	75	25	41	20	(52)	-		109	23
Other accounts
receivable	20	-	20	8	11	4	(40)	-		3	1

	135	-	135	101	62	26	(92)	(35)		197	43

LONG-TERM INVESTMENT
AND RECEIVABLES:

Investments in
affiliates	79	-	79	132	72	-	(255)	-		28	6
Investment in another
company	19	-	19	-	-	-	-	-		19	4
Related parties	-	-	-	-	1	-	(1)	-		-	-
Rights to broadcast
films and programs	24	12	36	18	37	-	-	-		91	20
Other receivables	1	-	1	1	1	1	-	-		4	1

	123	12	135	151	111	1	(256)	-		142	31

FIXED ASSETS, NET	814	389	1,203	395	1,009	272	1	195	3d	3,075	668

GOODWILL, NET	-	327	327	191	101	-	224	856	3e	1,699	369

OTHER ASSETS, NET	3	94	97	5	11	-	-	397	3d	510	111

	1,075	822	1,897	843	1,294	299	(123)	1,413		5,623	1,222

(*)	Includes the allocation of purchase price in the Initial Acquisition to goodwill (NIS 327 million), fair value step up of fixed assets (NIS 46 million) and other assets (NIS 94 million). See also Note 2

(**)	See Note 3a.

	DECEMBER 31, 2005
	Historical	Proforma		Proforma		Historical
	Matav	Initial Acquisition Of Tevel cable TV subscribers(*)	Matav After Initial Acquisition	Tevel Group After Initial Acquisition (Appendix 1)	Golden Channels Group (Appendix 2)	Hot Telecom	Consolidation Adjustments (**)	Pro-forma Adjustments	Note	Pro-forma Combined	U.S. dollars Convenience translation (Note 1c)
	Reported NIS in millions

CURRENT LIABILITIES:

Credit from banks and
others	552	-	552	2,305	1,595	-	-	(4,452)	3c,3m	-	-
Current maturities of
debentures	35	-	35	-	-	-	-			35	8
Trade payables	105	92	197	33	267	57	(69)			485	105
Other accounts payable	117	-	117	125	105	32	(34)	(35)	3n	310	67

	809	92	901	2,463	1,967	89	(103)	(4,487)		830	180

LONG TERM LIABILITIES:

Loans from banks and
others	75	688	763	207	-	-	-	2,127	3c,3m	3,097	673
Customers' deposits for
converters, net	16	12	28	17	34	-	1	-		80	17
Accrued severance pay
liability, net	3	-	3	2	10	1	-	-		16	4
Related parties	-	-	-	61	58	227	(285)	(61)	3b	-	-
Deferred taxes	5	-	5	-	-	-	-			5	1
Liability to the
Government	-	30	30	-	-	-	-	130	3d	160	36
Others	-	-	-	-	8	30	-	-		38	8

	99	730	829	287	110	258	(284)	2,196		3,392	739

SHAREHOLDERS' EQUITY	167	-	167	(1,907)	(783)	(48)	264	3,704	3f	1,397	303

	1,075	822	1,897	843	1,294	299	(123)	1,850		5,623	1,222

(*)	Includes the allocation of purchase price in the Initial Acquisition to liability to the Government in the amount of NIS 30 million. See also Note 2.

(**)	See Note 3a.

	YEAR ENDED DECEMBER 31, 2005
	Historical
	Matav	Tevel Group	Golden channels Group (Appendix 2)	Hot telecom	Consolidation Adjustments (**)	Pro-forma adjustments	Note	Pro-forma combined	U.S. dollars convenience translation (Note 1c)
	Reported NIS in millions (except per share amounts)

Revenues:	543	687	856	68	2	-		2,156	468
Operating expenses:
Depreciation and amortization	142	204	255	21	-	6	3k	628	137
Other operating expenses	340	444	562	56	3	(18)	3k	1,387	300

Total operating expenses	482	648	817	77	3	(12)		2,015	437

Gross profit (loss)	61	39	39	(9)	(1)	12		141	31

Selling, marketing, general and
administrative expenses:
Selling and marketing expenses	53	69	84	13	-	-		219	48
General and administrative expenses	42	120	37	9	29	(117)	3l	120	26
Amortization of goodwill and other
intangible assets	-	-	-	-	-	133	3j	133	29

Operating loss	(34)	(150)	(82)	(31)	(30)	(4)		(331)	(72)

Financial expenses, net	51	188	90	4	-	(119)	3m,3i	214	46
Other income (expenses), net	154	(6)	8	-	-	-		156	34

Income (loss) before taxes on income	69	(344)	(164)	(35)	(30)	115		(389)	(84)
Taxes on income	7	(7)	(3)	-	-	-		(3)	(1)

Income (loss) after taxes on income	76	(351)	(167)	(35)	(30)	115		(392)	(85)
Equity in earnings (losses) of investees, net	(6)	(86)	(15)	-	110	-		3	1

Net income (loss)	70	(437)	(182)	(35)	80	115		(389)	(84)

Net earning (loss) per Ordinary share (in
NIS)	2.30	-	-	-	-	-	4	(5.13)	(1.11)

Net earning (loss) per ADS (in NIS)	6.60	-	-	-	-	-	4	(10.26)	(2.22)

(*)	For convenience reasons, the consolidated results of operations of Tevel Group acquired in the context of the Initial Acquisition by Matav were not included in Matav’s statement of operations.

(**)	See Note 3a.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1:	–	BASIS OF PRO FORMA PRESENTATION

a.	General

The unaudited combined condensed pro forma balance sheet as of December 31, 2005 and the unaudited pro forma combined condensed statements of operations for the year ended December 31, 2005 are based on the historical financial statements of the Company and other Israeli Cable Television Operators after giving effect to the Acquisition (including the issuance of shares of the Company to the direct or indirect owners of the other Israeli Cable Television Operators)

The Acquisition will be accounted for in accordance with opinion No. 57 of the Institute of Certified Public Accountants in Israel and in accordance with Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”, of the Israel Accounting Standards Board. Accordingly, Matav will allocate the purchase price of the Acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of the fair value of liabilities assumed will be recorded as goodwill. Matav’s management has made significant assumptions and estimates in determining the preliminary allocation of purchase price in the unaudited pro forma condensed combined financial statements. The final determination of such assumptions and estimates cannot be made until the completion of the Acquisition.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position of Matav that would have been reported had the Acquisition and the issuance of Matav’s shares been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Matav. The unaudited pro forma combined condensed financial statements do not reflect any operating efficiencies and cost savings that the Matav may achieve with respect to the combined companies.

The preliminary purchase price allocation does not include the effects of possible liabilities to be assumed in the course of the operational activity of the combined companies in the Interim Period (as defined in b below) which will be, retroactively, fully attributed to Matav as if the Acquisition had occurred and completed, effectively, as of January 1, 2006.

The unaudited pro forma combined condensed financial statements and the financial statements of Matav and the other Israeli Cable Television Operators (upon which the pro forma was based) included herein, are prepared in accordance with Israeli GAAP.

The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the accompanying notes thereto of both Matav and the other Israeli Cable Television Operators, which are included herein.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1:	–	BASIS OF PRO FORMA PRESENTATION (Cont.)

b.	Definitions

In these pro forma combined condensed financial statements:

Tevel Group	–	Tevel International Communications Ltd. ,Gvanim Cable Television Ltd. and Gvanim Krayot Cable Television Ltd.
Matav or the Company	–	Matav- Cable Systems Media Ltd. and Cable Systems Media Haifa-Hadera Ltd.
Golden Channel Group	–	Golden Channel GP, South Sharon Communications Ltd., Isracable Ltd., T.L.M Subscriber Television Ltd. , Idan Israel Cable System (Holdings) 1987 Ltd., Idan Israel Cable System Ltd. and Edom Channels Ltd.
Target Group or the other Israeli Cable Television Operators	–	Tevel Group and Golden Channel Group.
Hot Vision	–	Hot Vision Ltd which is engaged in editing, preparing, purchasing and producing content (for 2 channels- films and series) to be screened and broadcasted by the Cable Companies and which is held by the Cable Companies under arrangement for joint control (and accordingly is consolidated, under the proportionate consolidation method by each of the Cable Companies).
Hot Telecom	–	Hot Telecom is a limited partnership which provides access to high speed internet in the business sector and fixed line services. Hot Telecom is wholly owned by the Cable Companies and is included using the equity method of accounting in the historical financial statements of the Cable Companies. In the pro forma combined condensed financial statements Hot Telecom is consolidated since it is a wholly owned partnership of the combined companies.
Cable Companies	–	Matav and the Target Group.
Initial Acquisition	–	the purchase (through the assumption of bank credit and of other financial liabilities) of approximately 124.3 thousands cable TV subscribers from Tevel Group prior to the consummation of the Acquisition
The Acquisition	–	The acquisition according to the Acquisition Agreement dated May 8, 2006 ("the Acquisition Agreement") pursuant to which the Company will acquire all the operations and activities relating to the provision of cable television and fixed line telecommunications services provided by the Target Group including the Initial Acquisition transaction.
The Acquisition Date	–	The date upon which all the closing conditions in the Acquisition Agreement are met.
Interim Period	–	The period from January 1, 2006, until the date on which all closing conditions for the Acquisition are fulfilled (pursuant to the Acquisitions Agreement), namely until the Acquisition Date (as defined above).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1:	–	BASIS OF PRO FORMA PRESENTATION (Cont.)

The Financial Debt, net-

1.	Pursuant to the Acquisition Agreement, the Financial Debt, net (including working capital items) per subscriber as of December 31, 2005 (NIS 4,037.5 per cable TV subscriber) (which, among others, is subject to certain adjustments, as determined in the Acquisition Agreement) is defined as the total financial liabilities (all short and long term liabilities, except customers’ deposits for converters, etc. as determined in the Acquisition Agreement) net of total financial assets (total current assets, long term receivables and except, among others, rights to broadcast movies and programs, other assets and receivables of shareholders) per subscriber. The Acquisition Agreement stipulates that in order to calculate the financial assets and liabilities of each entity to the Acquisition, the relative share of each entity to the Acquisition in the financial assets and liabilities of Hot Vision and Hot Telecom, shall be added.

2.	In addition to the Financial Debt, net that shall be transferred to Matav as of January 1, 2006 in accordance with the Acquisition Agreement, the parties agreed that all the assets, expenses, liabilities, investments, receipts, payments, revenues and other operating results relating to the acquired assets and operations, whether monetary or other (including credit provided by banks for financing investments of telecommunication infrastructures operations and broadcasts, financial expenses, and other expenses relating to the credit, as above) accumulated by the entities transferring the assets and operations and by Matav during the Interim Period will be fully attributed to Matav as if the Acquisition has occurred and completed effectively on January 1, 2006.

Since the Acquisition will be accounted for in Matav’s financial statements upon the Acquisition Date, the above mentioned will have an effect, perhaps significantly, on the purchase price allocation (mainly goodwill).

c.	Accounting Period Presented

1.	The unaudited pro forma combined condensed balance sheet of the Company and the other Israeli Cable Television Operators as of December 31, 2005 is presented as if the Acquisition had taken place on December 31, 2005 and combines the historical balance sheets of the combined companies as of December 31, 2005.

2.	The unaudited pro forma combined condensed statement of operations of the Company and the other Israeli Cable Television Operators for the year ended December 31, 2005 is presented as if the Acquisition had taken place on January 1, 2005 and combines the historical results of the combined companies for the year ended December 31, 2005.

3.	Certain historical balances of the other Israeli Cable Television Operators have been reclassified to conform to the pro forma combined presentation.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1:	–	BASIS OF PRO FORMA PRESENTATION (Cont.)

4.	Significant intercompany balances and transactions between the combined companies have been eliminated in the pro forma combined condensed financial statements.

5.	In March 2006, the Israel Accounting Standards Board published Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2006 (“the effective date”). The Standard determines that goodwill will no longer be amortized and that the company should review once per year, or more frequently, of whether there are indicators for goodwill impairment. In view of the fact that the pro forma combined condensed statements of operations, which are presented above, presents the operational results of the Company for the year ended December 31, 2005 in order to reflect the Acquisition from January 1, 2005, they include goodwill amortization of NIS 85 million (at an annual rate of 5%) according to Accounting Standard Number 20 (prior to its amendment by Accounting Standard Number 20 (Revised). Effective January 1, 2006, the Company’s financial statements shall not include such amortization in accordance with the provisions of Accounting Standard Number 20 (Revised).

6.	Convenience translation into U.S dollars: the pro forma condensed combined financial statements have been translated into U.S dollars using the representative exchange rate of the U.S dollars as of December 31, 2005 (U.S $ 1=NIS 4.603). The translation was made solely for the convenience of the readers. The U.S dollar amounts presented in the pro forma condensed combined financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars.

d.	Basis of Purchase Price and Preliminary Allocation

The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial statements was based upon preliminary estimates. The estimates and assumptions, some of which cannot be made prior to completion of the Acquisition, are subject to change upon the Acquisition Date and finalization of the valuation of the assets and liabilities acquired. The final determination of the allocation of the purchase price will be based on the actual intangible assets and tangible net assets that exist as of the Acquisition Date.

The final valuation of identifiable intangible assets (which will be finalized upon the final determination of the allocation of the purchase price) may change significantly from Matav’s preliminary estimates, which could result in a material change in the amortization of intangible assets.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1:	–	BASIS OF PRO FORMA PRESENTATION (Cont.)

The purchase price to be paid by Matav was determined by the price of the Initial Acquisition, which was an arms length transaction and such price was supported by a valuation report from TF who was hired by the Cable Companies to produce a valuation of all the assets that will be acquired within the framework of the Acquisition and in which it calculated the anticipated market value of the Cable Companies following the completion of the Acquisition. The report, which is included in the Proxy as Annex B, concluded that the value of the assets is between NIS 5,980-6,580 per cable TV subscriber, taking into account all the operation and services of the Cable Companies in the television and fixed-line communication market. On the basis of the conclusions of the valuation, the parties to the Acquisition agreed that the value of the assets acquired will be determined based on the value of NIS 6,277.5 per cable TV subscriber.

The unaudited pro forma combined condensed financial statements do not include the effects of liabilities resulting from integration planning (including effects such as expenses for the retirement and dismissal of employees and senior employees etc.) as these are not presently estimable. In addition to the completion of the valuation, the impact of ongoing integration activities and the timing of completion of the transaction could cause material differences in the information presented.

The preliminary purchase price allocation does not include effects of possible liabilities to be assumed in the course of the operational activity of the combined companies in the Interim Period which will be, retroactively, fully attributed to Matav as if the Acquisition has occurred and completed, effectively, on January 1, 2006 since it is impossible to estimate such effects at this stage.

NOTE 2:	–	THE ACQUSITION

a.	General

In the context of the Acquisition the Company will , inter alia, purchase the operations and assets of the Target Group in the field of cable television broadcasting and fixed domestic communication services by purchasing the operation and interest in entities and companies of the Golden Channels Group and Tevel Group in consideration for NIS 6,277.5 per cable TV subscriber as of the date of the Acquisition Agreement (“a cable TV subscriber”), based on the cable TV subscribers of the Target Group as of September 30, 2005. The consideration, after giving effect to the Initial Acquisition described below, will be paid by way of assuming certain Financial Debt, net of the Golden Channels Group and Tevel Group representing a total Financial Debt, net of NIS 4,037.5 per cable TV subscriber purchased and by issuing shares (approximately 45.6 million shares) to the owners of the Golden Channels Group and Tevel Group.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

The Acquisition transaction described above requires that the Financial Debt, net level, as defined in the Acquisition Agreement, in the Company, prior to the consummation of the Acquisition, will be at the level of NIS 4,037.5 per cable TV subscriber. Thus, prior to the consummation of the Acquisition, the Company, which has a lower Financial Debt, net compared to the required NIS 4,037.5 level, shall purchase (through assuming bank credit and other financial liabilities) in an initial acquisition approximately 124.3 thousand cable TV subscribers from Tevel Group at a price reflecting a value (at the Acquisition date) of NIS 6,277.5 per cable TV subscriber.

The holding ratios in the Company’s shares following the Acquisition shall be in accordance with the relative pro rata number of cable TV subscribers contributed by each party to the Acquisition as of September 30, 2005, after taking into consideration the number of cable TV subscribers to be purchased by the Company in the Initial Acquisition, thus determining the amount of shares to be allocated. Upon completion of the Initial Acquisition and the Acquisition, the Company’s share in the total cable TV subscribers will increase approximately from 26% up to 40%.

Immediately prior to the consummation of the Acquisition, the entities constituting the Target Group will conclude arrangements with their banks and owners such that the total Financial Debt, net, as defined in the Acquisition Agreement, of each of the entities as of December 31, 2005 (and which will be acquired by Matav) will equal 4,037.5 per cable TV subscriber (calculated based on the aggregate cable TV subscribers of each of the Target Group companies as of September 30, 2005).

The Acquisition will be accounted for in the Company’s financial statements upon the Acquisition Date.

The consummation of the Acquisition is subject to the fulfillment of certain closing conditions, including reaching an agreement with Matav’s banks as well as the banks and other creditors of the Target Group, execution of the credit facility agreement regarding Matav’s future financing, as well as receipt of approvals required under applicable law, including the approvals of the Ministry of Communications, the Cable and Satellite Broadcasting Council and the Tel-Aviv District Court, Israel.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

In addition to signing of the Acquisition Agreement in May 8, 2006, the Cable Companies agreed to a Term Sheet with the Banks (the “Term Sheet”) in connection with the financing of the Acquisition and the future funding requirements of the combined company (the “Credit Facility”). The Term Sheet contains the principal terms of the Credit Facility and provides that the parties will enter into a definitive agreement which will contain all of the final provisions of the Credit Facility, prior to the consummation of the Acquisition and which principally relates to the repayments and interests rates of the remaining original bank credit that existed in Matav prior to the Acquisition and the bank credit assumed by Matav in the course of the Acquisition, effective January 1, 2006. Described below are the principal terms of the Credit Facility, as set forth in the Term Sheet:

1.	As to a balance of a bank debt of NIS 2.4 billion – the principal shall be repaid commencing 2010 over 8 years (as agreed by the parties).

2.	As to a balance of a bank debt of NIS 0.6 billion – the principal shall be repaid out of receipts from an issuance of debentures or shares on June 30, 2009, at the latest.

3.	As to a balance of a bank debt of NIS 130 million – the principal shall be repaid at the end of 12 years.

The Credit Facility with the banks was not yet signed and is expected to include financial covenants, which were not yet agreed upon, in respect of the bank credit terms and its repayment date.

The pro forma combined condensed financial statements reflect the level of the bank credit in the combined company based on (for purposes of presenting the bank credit in the pro forma combined condensed financial statements under short and long term liabilities in accordance with the terms of the Term Sheet) the abovementioned Term Sheet with the banks (which was no yet signed) and reducing the level of the bank credit included in each entity prior to the Acquisition in order to adjust the level of the Financial Debt, net in each entity which shall be transferred to Matav to NIS 4,037.5 per cable TV subscriber.

b.	Basis of Purchase Price

In the context of the Acquisition, Matav will purchase from the Target Group all of its assets, directly or indirectly, its operations, assets, rights, liabilities and debts relating to the provision of broadcasts and communications infrastructures operations (except for assets, rights and/or liabilities in respect to which it was expressly determined in the Acquisition Agreement that such will remain with the selling parties, as above) in consideration for NIS 6,277.5 per cable TV subscriber (the total of 673.6 thousand cable TV subscribers, including the subscribers expected to be purchased in the Initial Acquisition). The consideration reflects a total purchase amount of NIS 4.2 billion (including the purchased amounts in the Initial Acquisition)..

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

The transaction will be performed as follows:

NIS In millions

Assumption of bank credit and other
financial debts for the purpose of the
Initial Acquisition of 124.3 thousand cable
TV subscribers from Tevel Group	780	See the section 1, as follows

Assumption of a Financial Debt, net
(including bank credit) from the Target
Group	2,218	See also section 2, as follows

Issuance of share capital in Matav to the
owners of Target Group	1,230	See section 3 as follows

Total purchase consideration	4,228

The finance of the Acquisition and its stages will be performed as follows:

1.	As detailed above prior to the consummation of the Acquisition, the Company, which has a lower Financial Debt, net in comparison with the required NIS 4,037.5 level per cable TV subscribers, shall purchase approximately 124.3 thousands cable TV subscribers from the Tevel Group at a price reflecting a value of NIS 6,277.5 per cable TV subscriber or for a total consideration of approximately NIS 780 million. The consideration will be paid through the assumption of bank credit and other financial debts totaling NIS 780 million. See also appendix 1.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

2.	As mentioned above, subsequent to the Acquisition the amount of Financial Debt, net in the combined company will be NIS 4,037.5 per cable TV subscribers described as follows:

	NIS In millions	Commet

Financial Debt, net prior to the
Initial Acquisition and the		Total original Financial Debt in Matav,
principal Acquisition	690	net

Additional Financial Debt, net
assumed in the Initial Acquisition	780

Additional Financial Debt, net
assumed in the Acquisition	2,218

		Total cable TV subscribers of the Cable
		Companies (totaled, as of September 30,
		2005 at 913.5 thousands cable TV
Total Financial Debt, net in		subscribers) multiplied by NIS 4,037.5.
Matav as the combined company	3,688

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

The composition of the Financial Debt, net after the Acquisition will be as follows:

	NIS In millions	Commet

		A residual value received in order to
		adjust the level of the Financial Debt
		net in each company to the level of
		Financial Debt, net as determined in the
Bank credit	3,097	Acquisition Agreement, as above.

		Working Capital (part of which was
Working Capital, net	591	assumed from the Target Group)

Total Financial Debt, net	3,688

3.	The remaining balance of the purchase price shall be made by issuing shares in Matav to the owners of the Target Group. The total capital to be issued by the Company amounts to NIS 1.2 billion. In this context, the Company is expected to issue immediately after the consummation of the Acquisition approximately 45.6 million shares of NIS 1 par value each.

The calculation of capital to be issued is as follows:

Purchase price of cable TV subscriber in NIS	6,277.5
Financial Debt, net per cable TV subscriber in NIS	4,037.5

Excess of purchase price over Financial Debt, net
assumed per cable TV subscriber in NIS	2,240

Total cable TV subscribers acquired by Matav in
thousands	549.2

Capital issuance in NIS millions	1,230

c.	Allocation of Purchase Price

The estimated purchase price allocation below is preliminary (for the reasons described above) and is based upon a preliminary valuation. Accordingly, Matav’s estimates and assumptions are subject to change upon the finalization of the valuation.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

The total purchase price will be allocated to the Target Group tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as determined by TF valuation. The excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of fair value liabilities assumed, will be recorded as goodwill.

For purposes of pro forma financial statements, Matav has used the Target Group assets and liabilities as of December 31, 2005 as the basis for developing Matav’ fair value estimates.

The allocation was in accordance with Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”, of the Israel Accounting Standards Board.

The total purchase price of NIS 4.2 billion has been calculated and preliminary assigned to the tangible and intangible assets acquired (including the amounts in the Initial Acquisition) as follows:

Net tangible assets (*)	2,198
Identifiable intangible assets	491
Liability to the Government	(160)
Goodwill	1,699

Total preliminary purchase price allocation	4,228

(*)	Net Tangible Assets include, in addition to the historical book value of the net tangible assets of the Target Group as of December 31, 2005, a fair value step-up in fixed assets in the amount of approximately NIS 241 million which is amortized over an estimated average useful life of 5.5 years using the straight line method.

Identifiable intangible assets:

Matav expects identifiable intangible assets acquired to include:

1.	Brand name of “HOT” (valued at approximately NIS 41 million was valued based on the actual cost of the establishment of the brand name considering the fact that the brand name is at its early stages and in accordance with the Relief from Royalty Method.

2.	Customer relations -(valued at approximately NIS 450 million) which were valued based on the fair value of existing customers and based on relationship with them using the “Multi- Period Excess Earnings” Method.

Intangible assets are being amortized using the straight-line method.

Matav believes that the most substantial changes that will be made to the purchase price allocation will relate to the valuation of intangible assets. However, Matav is unable to quantify the effect of these adjustments until it completes the Acquisition.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

The estimated useful lives of intangible assets are as follows (calculated by the straight-line method at annual rates):

%

Customer relations	10%

Brand name	8.33%

Goodwill:

Goodwill represents the excess of purchase price over the estimated fair value of tangible and identifiable assets, net of the fair value of liabilities assumed that Matav will acquire. As for the amortization of goodwill in the pro form combined condensed statements of operations See Note 1(b)5.

If Matav’s management should change the assumption used in the valuation, amounts preliminary allocated to goodwill may significantly decreased or be eliminated, and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets.

Fixed Assets:

The fixed assets were valued based on the actual current cost that will be incurred should the entire Cable network and other equipment be repurchased taking into account amortization which reflects economical and technological depreciation.

It is the intention of the Cable Companies management to re evaluate the estimated economic useful life of fixed assets (mainly Cable Network and Converters) by no later than the consummation of the Acquisition using a third party valuation (which will be conducted by an expert in this field). This re evaluation is expected to be completed until the Acquisition Date.. Accordingly, the pro forma combined condensed financial statements include depreciation expenses recorded in the historical financial statements of the Cable Companies in addition to the depreciation of the value adjustments of the fixed assets based on the amortization period used in the historical financial statements.

At this stage it is impossible to estimate the effects of this re- evaluation, which may change significantly the depreciation expenses in the pro forma combined condensed financial statements and in the coming years, and the fair value of the purchased fixed assets as of the Acquisition Date.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 2:	–	THE ACQUSITION (Cont.)

Deferred taxes:

No amount of the purchase price was allocated to deferred tax liabilities relating to the step- up of assets considering the amounts of carryforward losses for which no deferred tax asset exist.

Liability to the Government:

In July 2001 the Cable Companies signed an agreement with the state of Israel which states that the Government waives all its rights regarding the cable network so that the Cable Companies will own all the rights, including proprietary rights in the cable network. According to the agreement each of the Cable Companies, independently, is committed to pay to the Government payments, as defined in the agreement, for a limited period (as described below) and the Government has dismiss, in return, its demands as to the intangible rights embedded in the cable infrastructure, so that each company will own for an unlimited period, exclusively, the infrastructure in the respective regions, including the rights to the intangible assets. As for the consideration, it was determined that the Cable Companies will pay, as stipulated in the agreement, to the Government for the period of 12 years (beginning 1/1/2003). The fair value of such liability was valued based on the present value of the expected remaining future payments which will be paid to the Government under that agreement.

Pre-acquisition contingencies:

Pursuant to the Acquisition Agreement, it was determined that upon consummating the Acquisition, Matav shall be in the place of the selling parties, or anyone on their behalf, in connection with lawsuits (as defined in the Acquisition Agreement between the parties) regarding any legal proceeding taking place against the selling parties or by them with respect to the combined assets.

Matav has currently not identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated (for which a provision was not recorded in the historical financial statements of the Target Group as of December 31, 2005). Such accruals and/or adjustments recorded in the period of one year subsequent to the end of the year in which the Acquisition Date occurs (“preliminary period”) would change the allocation of the purchase price consideration as an adjustment to goodwill. Accruals and/or adjustments associated with these litigation contingencies which will be recorded after the preliminary period will be included in the Company’s results of operations in the period in which a liability, if any, is deemed probable and reasonably estimable.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 3:	–	PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet:

a.	Consolidation adjustments:

Elimination of investment in Hot Telecom and in Golden Channel GP and elimination of significant intercompany balances and transactions between the combined companies.

b.	Elimination of balances with related parties. The financial statements of Golden Channels and T.L.M include loans with related parties (at a total of NIS 61 millions) that are not transferred to the combined company and therefore were cancelled in the pro forma combined condensed balance sheet.

c.	Adjustment of the bank credit in Matav, according to the provisions of the Acquisition Agreement in order to adjust the total Financial Debt net in Matav after the Acquisition to NIS 4,037.5 per TV subscriber and in order to reflect the reclassification from short term credit to long term credit in accordance with Credit Facility which has not yet been signed. See also m below.

d.	To record the preliminary fair value of intangible assets and liabilities assumed (see also Note 2c) including amounts which were recorded by Matav in the Initial Acquisition (other assets in the amount of NIS 94 million, step-up value of fixed assets of NIS 46 million and liability to the Government in the amount of NIS 30 million).

e.	To eliminate the Target Group historical goodwill and record goodwill resulting from the Acquisition, including goodwill in the amount of NIS 327 million which was recorded by Matav in the Initial Acquisition (see also Note 2c).

(NIS in millions)	Historical amount, net	Preliminary fair value	Increase

Goodwill	516	1,699	1,183

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 3:	–	PRO FORMA ADJUSTMENTS (Cont.)

f.	Elimination of all components of the Target Group shareholders equity and issuance of shares of Matav (see also Note 2b):

NIS in millions

Elimination of all components of the Target Group
shareholders equity(*)	2,474
Issuance of capital	1,230

Total adjustment	3,704

(*)	Share Holders Equity after the changes made to the Target Group short term and long term bank credit as explained in m below.

g.	No effect was given to possible accounting policy differences which may exist, since information to identify and quantify such differences was not available.

h.	No effect was given to liabilities resulting from integration planning (Including effects such as expenses for the retirement and dismissal of employees and senior employees, acceleration of employee options etc).

The following pro forma adjustments are included in the unaudited pro forma condensed combined statements of operations:

i.	Elimination of transactions with related parties

The financial statements of Golden Channels and T.L.M include a payment of management fees (total of NIS 5 millions) to shareholders and interest on shareholders’ loans (at a total amount of NIS 1 million). For purposes of pro forma combined condensed statements of operations, these transactions were eliminated since the Acquisition Agreement terminated these arrangements as of January 1, 2006.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 3:	–	PRO FORMA ADJUSTMENTS (Cont.)

j.	To adjust the Target Group historical amortization of goodwill (see k and j below) and record annual amortization, based on the fair value of goodwill (at annual rate of 5%) and to record amortization of intangible assets recorded as part of the purchase price allocation (see also Note 2c) as follows:

NIS in millions

Amortization of goodwill	85

Amortization of intangible assets recorded as part of the
purchase price allocation	48

Total adjustment	133

k.	Adjustments to the Operating expenses are as follows:

NIS in millions

Amortization of historical goodwill (see j above)	(38)
Depreciation of valuation fixed assets step-up	44

6

Amortization liability to the Government
(see also Note 2c)	(18)

Total adjustment	(12)

l.	Adjustments to the General and administrative expenses are as follows:

m.

NIS in millions

Amortization of historical goodwill (see j above)	(112)
Elimination of management fee (see i above)	(5)

Total adjustment	(117)

m.	To record interest expenses. The pro forma condensed combined statements of operations do not assume reduction in interest based on actual and anticipated principal repayments of Matav’s borrowings or a change in interest rates should Matav refinance its borrowings in the future.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 3:	–	PRO FORMA ADJUSTMENTS (Cont.)

As describe above, Immediately prior to the consummation of the Acquisition, the entities constituting the Target Group will conclude arrangements with their banks and owners such that the total Financial Debt, net, as defined in the Acquisition Agreement, of each of the entities as of December 31, 2005 (and which will be acquired by Matav) will equal 4,037.5 per cable TV subscriber (calculated based on the aggregate cable TV subscribers of each of the Target Group companies as of September 30, 2005). The arrangements and adjustments of the Financial Debt, net in the Target Group as 0f January 1, 2006 will be carried out as follows:

1.	Tevel International Communications Ltd. will not transfer to Matav a bank credit which exceeds the Financial Debt, net (approximately NIS 1.3 billion will be transferred to Matav out of approximately NIS 3.2 billion).

2.	Golden Channel Group- the owners of Golden Channel Group will transfer funds to the relevant entities within the Group (approximately NIS 0.4 billion) prior to the Acquisition, in order to adjust the required Financial Debt, net which will be transferred to Matav.

	Total original Debt NIS in millions		Average current interest rate(**)	Interest expenses

Combined Bank Credit and interest expenses		5,015	5.9%	317

Reducing the level of bank credit to the level
of the required Financial Debt, net and
financial expenses	(*)	(1,918)		(118)

Total bank credit expected to remain in the
combined company as performed in the pro-
forma		3,097		199

(*) Comprised of:	4,452

Reduction of short term credit:
Increase in long term credit, net of elimination of
debt not carried over to the combined company	(2,127)

Total adjustment	(1,918)

(**)	The pro forma combined condensed statement of operation does not include adjustments to the expected interest rate as will be determined in the frame of the Credit Facility. Accordingly the interest expenses were calculated based on average historical interest rate during 2005 multiplied by the adjusted bank credit that will be carried by Matav.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 3:	–	PRO FORMA ADJUSTMENTS (Cont.)

n.	Short term deposit (in the amount of NIS 35 million) and accruals (in the amount of NIS 35 million) that will not be transferred to Matav as agreed by the parties to the Acquisition. Such deposits and accruals will remain in Tevel Group due to arrangements that Teval Group has with its creditors.

NOTE 4:	–	LOSS PER SHARE AND PER AMERICAN DEPOSITARY SHARES (“ADS”)

The unaudited pro forma net loss per share and per ADS are based on the weighted average number of shares and ADS of Matav’s ordinary shares and ADS outstanding and are adjusted for additional ordinary shares and ADS issued to the Target Group shareholders as part of the Acquisition.

(in thousands)	Weighted Average number of ADS	Weighted Average number of Shares

Basic, as reported	15,111	30,222

Shares issued in connection with the Acquisition	22,800	45,600

Basic pro forma	37,911	75,822

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX 1	–	TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

	Historical		Proforma
	Tevel Group before Matav's Initial Acquisition	Initial Acquisition	Tevel Group After effect of Initial Acquisition

CURRENT ASSETS:
Cash and cash equivalents	68	-	68
Trade receivables	25	-	25
Other accounts receivable	8	-	8

	101	-	101

LONG-TERM INVESTMENT AND RECEIVABLES:
Investments in affiliates	132	-	132
Rights to broadcast films and programs	30	(12)	18
Other receivables	1	-	1

	163	(12)	151

FIXED ASSETS, NET	738	(343)	395

OTHER ASSETS, NET	196	-	196

	1,198	(355)	843

CURRENT LIABILITIES:
Credit from banks and others	2,993	(688)	2,305
Trade payables	125	(92)	33
Other accounts payable	125	-	125

	3,243	(780)	2,463

LONG - TERM LIABILITIES:
Loans from banks and others	207	-	207
Customers' deposits for converters, net	29	(12)	17
Accrued severance pay liability, net	2	-	2
Related parties	61	-	61

	299	(12)	287

SHAREHOLDERS' EQUITY	(2,344)	437	(1,907)

	1,198	(355)	843

(*)	Since the Initial Acquisition will be executed at a price reflecting a value of NIS 6,277.5 per cable TV subscriber, which is higher than the book value of the assets and liabilities purchased by Matav in the Initial Acquisition, the Shareholders Equity was adjusted in the amount of the excess of the purchase price over the book value of the assets and liabilities acquired (NIS 437 million).

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX 2	–	TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

	December 31 2005
	Historical			Proforma
	Golden Channels	T.L.M	Consolidation Adjustments	Golden Channels Group
	Adjustment NIS million

CURRENT ASSETS
Cash and cash equivalents	7	3	-	10
Trade receivables	30	11	-	41
Other accounts receivable	9	2	-	11

	46	16	-	62

LONG-TERM INVESTMENT AND RECEIVABLES:
Investments in affiliates	72	-	-	72
Investment in limited partnerships	1	-	-	1
Related parties	132	43	(174)	1
Rights to broadcast films and programs	27	10	-	37

	232	53	(174)	111

Minority Interest	57	-	(57)	-

FIXED ASSETS, NET	710	299	-	1,009

OTHER ASSETS, NET	112	-	-	112

	1,157	368	(231)	1,294

CURRENT LIABILITIES:
Credit from banks and others	1,216	379	-	1,595
Trade payables	212	17	38	267
Other accounts payable	110	33	(38)	105

	1,538	429	0	1,967

LONG - TERM LIABILITIES:
Commitments in respect of an additional channel	8	-	-	8
Deferred taxes	-	-	-	-
Customers' deposits for converters, net	23	11	-	34
Accrued severance pay liability, net	10	-	-	10
Related parties	25	154	(121)	58
Excess of losses over investment in subsidiary	-	40	(40)	-

	66	205	(161)	110

Minority interest	13	-	(13)	-

SHAREHOLDERS' EQUITY	(460)	(266)	(57)	(783)

	1,157	368	(231)	1,294

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX 2	–	TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

	December 31 2005
	Historical			Proforma
	Golden Channels	T.L.M	Consolidation Adjustments	Golden Channels Group
	Adjustment NIS million

Revenues:	643	213	-	856

Operating expenses:
Depreciation and amortization	194	61	-	255
Other operating expenses	417	145	-	562

Total operating expenses	611	206	-	817

Gross profit	32	7	-	39

Selling, marketing, general and administrative
expenses:

Selling and marketing expenses	64	20	-	84
General and administrative expenses	28	9	-	37

Operating income (loss)	(60)	(22)	-	(82)

Financial expenses, net	66	24	-	90
Other income (expenses), net	9	(1)	-	8

Income (loss) before taxes on income	(117)	(47)	-	(164)
Taxes on income	(2)	(1)	-	(3)

Income (loss) after taxes on income	(119)	(48)	-	(167)
Equity in earnings (losses) of investees, net	(15)	1	(1)	(15)
Minority interest in profit of subsidiary	6	0	(6)	-

Net income (loss)	(128)	(47)	(7)	(182)

Annex D

a “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

1.	To approve the Acquisition Agreement described in the Proxy Statement.

(1a)	Do you have a Personal Interest in the transaction (must be completed for vote to be counted)?

2.

To increase the Company’s authorized share capital to NIS 150,000,000 divided into 150,000,000 ordinary shares par value NIS 1.00, and amend Article 2 of the Company’s Articles of Association accordingly.

3.	Subject to the consummation of the Acquisition Agreement, to change the Company’s name to HOT – Cable Systems Media Ltd.

4.	Subject to the consummation of the Acquisition Agreement, to make the following amendments to the Company’s Articles of Association:

• Amend the Title and Article 1 of the Articles of Association to change the name of the Company to HOT – Cable Systems Media Ltd.

• Amend Article 13 of the Articles of Association to create a staggered board in accordance with the proposed amendment included in the Proxy Statement Annex A.

5.

Subject to the consummation of the Acquisition Agreement to dismiss the Company’s serving directors with the exception of Messrs. Yair Keusch and Yeshayahu Drori (the Company’s external directors) and, elect the following individuals to serve as directors for the term and class designated in the Proposal:

Mr. Amos Lasker, Class I – to serve until our annual general meeting to be held in 2007

Mr. Shilo Debeer, Class I – to serve until our annual general meeting to be held in 2007

Mr. Asaf Bartfeld, Class II – to serve until our annual general meeting to be held in 2008

Mr. Meir Srebernik, Class II – to serve until our annual general meeting to be held in 2008

Mr. Yinon Engel, Class III – to serve until our annual general meeting to be held in 2009

Mr. Tal Menipaz, Class III – to serve until our annual general meeting to be held in 2009

Dr. David Tadmor, Class IV – to serve until our annual general meeting to be held in 2010

Mr. Gilad Shavit, Class IV – to serve until our annual general meeting to be held in 2010

☐	€	DETACH PROXY CARD HERE	€

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

(1)	☐	☐	☐	(4)	☐	☐	☐

	YES	NO		(5)	☐	☐	☐
(1a)	☐	☐

(2)	☐	☐	☐

(3)	☐	☐	☐

To change your address, please mark this box.	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

Matav-Cable Systems Media Ltd.
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM on June 20, 2006)

          The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Shares of Matav-Cable Systems Media Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 26, 2006 at the Special General Meeting of the Shareholders of Matav-Cable Systems Media Ltd. to be held at management offices of HOT, Spain Building, Fourth Floor Europark Industrial Area, Kibbutz Yakum, Israel on June 27, 2006, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

     Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If the depositary does not receive instructions from the owner of a Receipt before June 20, 2006, the Depositary shall vote such Deposited Securities in proportion to the votes cast by holders of all Shares, including Shares evidenced by Receipts.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Exhibit 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Commission file number: 0-28556

MATAV – CABLE SYSTEMS MEDIA LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

42 Pinkas Street North Industrial Park P.O. Box 13600 Netanya 42134 Israel (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

American Depositary Shares
Ordinary Shares*

* Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of NIS 1.00 each     30,220,476

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐   Item 18 ☒

3

INTRODUCTION

          As used herein, references to “we,” “our,” “us,” “Matav” or the “Company” are references to Matav-Cable Systems Media Ltd., Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Nonstop Internet (1999) Ltd., Matav Assets Ltd., Matav Infrastructure Ltd. and Matav Infrastructure 2001, L.P., all of which are wholly owned subsidiaries, and Nonstop Ventures, Ltd., except as the context otherwise requires

          In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2004 of NIS 4.308= US$ 1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data.”

          We maintain our financial books and records in shekels and present our financial statements in conformity with generally accepted accounting principles in Israel, or Israeli GAAP. As applicable to our financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 26 to the financial statements. We present our historical statements in shekels that have been adjusted to reflect changes in purchasing power due to changes in the Israeli consumer price index. Unless otherwise specified in this annual report, all financial data relating to us are presented in shekels adjusted to December 31, 2004 purchasing power (“adjusted NIS”). See “Item 5B. Liquidity and Capital Resources - Impact of Inflation and Exchange Rate Fluctuations” and Note 23 to the financial statements.

FORWARD-LOOKING STATEMENTS

          This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

          Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and located elsewhere in the annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

          We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

4

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	SELECTED FINANCIAL DATA

          The following table sets forth our selected consolidated financial data as at and for each of the years in the five-year period ended December 31, 2004. The selected consolidated financial data for the years ended December 31,  2000, 2001, 2002, 2003 and 2004 are based on consolidated financial statements that have been prepared in accordance with Israeli generally accepted accounting principles, or GAAP. As applied to our consolidated financial statements, Israeli GAAP and U.S. GAAP vary in certain respects, as described in Note 26 to the financial statements.

          We were incorporated on June 28, 1987. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and the financial statements and notes thereto included elsewhere in this report on Form 20-F. The financial data for the year ended at December 31, 2004 have been translated into US dollars using the representative rate of exchange of the US dollar to the New Israeli Shekel, as published by the Bank of Israel, at December 31, 2004 (NIS4.308 = US$ 1.00). The translation is solely for convenience and should not be construed as a representation that Israeli currency amounts actually represent, or could be converted into US dollars.

Significant changes in accounting

          The financial statements as of December 31, 2003 and for reported periods through that date were presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company and its subsidiaries maintain their accounts in nominal NIS. The nominal figures were adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“CPI”).

          During the reported period, we recorded equity in losses of HOT Telecom L.P., which commenced its operations during 2004.

5

	2000	2001	2002	2003	2004	2004

(adjusted NIS)	NIS (in thousands)*	NIS (in thousands)*	NIS (in thousands)*	NIS (in thousands)*	NIS (in thousands)*	$ (in thousands)*

Revenues	474,670	469,389	495,536	545,480	584,564	135,693
Operating income (loss)	(61,612)	(129,851)	(98,681)	(7,819)	3,009	698
Financial expenses, net	34,324	52,088	48,089	83,958	50,333	11,684
Other income (expenses), net	1,007	3,053	278,535	80,996	(42,680)	(9,907)
Income (loss) before taxes on income	(94,930)	(178,886)	131,765	(10,781)	(90,004)	(20,893)
Equity in earnings (losses) of affiliated companies, net	(128,554)	(78,822)	10,910	40,907	14,301	3,320

Net income (loss), under Israeli GAAP	(223,654)	(257,274)	33,824	(5,450)	(82,984)	(19,263)
Net income (loss) per ordinary share, under Israeli GAAP	(7.7)	(8.9)	1.2	(0.2)	(2.74)	(0.64)
Net income (loss) per ADS, under Israeli GAAP	(15.4)	(17.8)	2.4	(0.4)	(5.48)	(1.28)
Weighted average number of shares outstanding in thousands, basic, under Israeli GAAP	28,914	28,834	28,860	29,347	30,217	30,217
ADS shares outstanding in thousands, basic – under Israeli GAAP	14,457	14,417	14,430	14,674	15,108	15,108
Net income (loss), under US GAAP	(219,400)	(215,639)	27,451	(38,093)	(98,434)	(22,849)
Net income (loss) per ordinary share, under US GAAP	(7.7)	(7.4)	1.0	(1.3)	(3.26)	(0.76)
Net income (loss) per ADS, under US GAAP	(15.4)	(14.8)	2.0	(2.6)	(6.52)	(1.52)
Weighted average number of shares outstanding in thousands, basic, under US GAAP	28,604	29,286	28,860	29,347	30,217	30,217
ADS shares outstanding in thousands, basic, under US GAAP	14,302	14,643	14,430	14,674	15,108	15,108
Capital expenditures	394,206	272,817	116,841	55,655	95,428	22,151
Balance Sheet Data:
Fixed assets, net	912,346	1,038,087	991,998	876,825	825,511	191,623
Total assets, net	1,163,059	1,183,732	1,132,626	1,142,552	1,078,882	250,437
Short-term credit (including current maturities of bank loans and debentures)	249,657	561,365	547,853	469,104	499,344	115,911
Long-term bank loans	233,300	186,154	142,085	127,403	101,457	23,551
Debentures	142,479	132,457	99,462	66,145	33,201	7,707
Shareholders equity under Israeli GAAP	367,694	112,273	147,072	180,748	97,781	22,698
Shareholders equity under US GAAP	299,831	102,552	281,409	352,601	273,549	63,498
Accumulated other comprehensive income under US GAAP	–	–	150,376	220,338	237,212	55,063
Total assets, net under US GAAP	1,103,642	1,186,468	1,353,161	1,425,233	1,363,356	316,471
EBITDA**	44,504	256	56,735	146,992	139,644 ***	32,415

6

*        The data set forth in the table above is expressed in NIS or US dollars, as applicable, except for data set forth in the table regarding numbers of shares and ADSs, as applicable.
**      EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the period or as an alternative to cash flow from operating activities or as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.
          EBITDA may not be indicative of the historic operating results of the Company nor is it meant to be predictive of potential future results. Reconciliation between the operating profit in the financial statements and EBITDA is presented in “Item 5A. Operating and Financial Review and Prospects – Operating Results”.
***    Since the results for the year 2003 do not include proportional consolidation with HOT Vision Ltd., for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision Ltd. For information regarding HOT Vision Ltd., see also “Item 4B. Business Overview.”

Exchange Rate Data

          The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	2000	2001	2002	2003	2004	2005(2)

Average(1)	4.077	4.214	4.736	4.512	4.483	4.364
High	4.198	4.416	4.994	4.924	4.634	4.416
Low	3.967	4.041	4.437	4.283	4.308	4.299
End of period	4.041	4.416	4.737	4.379	4.308	4.416

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)	Through May 31, 2005.

	December	January	February	March	April	May

	2004	2005	2005	2005	2005	2005

High	4.374	4.414	4.392	4.379	4.395	4.416
Low	4.308	4.352	4.357	4.299	4.360	4.348

          At May 31, 2005, the representative rate of exchange was NIS 4.416 per US dollar, as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could affect our financial results.

Payment of Dividends to Shareholders

          Our board of directors decided, on December 27, 1999, to distribute an interim cash dividend to our shareholders who held shares on January 11, 2000, in the nominal amount of NIS 7.576 (approximately US$ 1.82) per ordinary share, for a total nominal amount of approximately NIS 222.0 million paid to the shareholders on January 26, 2000. Distribution of this dividend was approved as a final dividend for the year 1999 at our annual general meeting of shareholders held on December 31, 2000. No dividends were declared in 2000, 2001, 2002, 2003 or 2004.

3B.	CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

7

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

8

3D.	RISK FACTORS

Risks relating to our business and our industry

In order to operate our business, we must have and maintain valid licenses.

        We conduct our operations pursuant to two general non-exclusive cable broadcast licenses, referred to as the Cable Broadcasting Licenses, granted by the Council of Cable and Satellite Broadcasting, or the Council, on April 30, 2002, and a special broadcasting HeadEnd license, referred to as the Broadcasting HeadEnd License, granted by the Israeli Minister of Communications on May 2, 2002. In addition, we received a non-exclusive telecommunications infrastructure license, referred to as the Telecommunications Infrastructure License, from the Minister of Communications in March 27, 2002. On November 2003, the Minister of Communications granted to HOT Telecom L.P., or HOT Telecom, a limited partnership owned approximately 26.6% by us, with the remainder owned by the other two Israeli cable television operators, Tevel Israel International Ltd. Group, or Tevel, and Golden Channels & Co. Group, or Golden Channels, an infrastructure license, referred to as the HOT Telecom Infrastructure License, covering the same services covered by the Telecommunications Infrastructure License and also including the provision of domestic fixed communications services over cable networks including basic telephony services, to subscribers. The HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002.

        The Cable Broadcast Licenses are effective for a period of fifteen years, and the HOT Telecom Infrastructure License is effective for a period of twenty years, and each can be extended by additional ten-year periods if the Council, in respect of the Cable Broadcast Licenses, or the Minister of Communications, or the Minister, in respect of the HOT Telecom Infrastructure License, determine that we, or HOT Telecom, as applicable, have:

—	complied with the terms and conditions of the licenses and the applicable law and regulations;

—	complied with the instructions of the Council and the Minister;

—	continuously acted in a manner to improve our broadcasts, the technology of the broadcasts and the scope, availability and quality of our telecommunications services and our network technology;

—	the ability to continue to provide the broadcasts and to invest in improvements of the broadcasts in the future, and the ability to continue to provide the telecommunications services and make necessary investments in order to update our technology and the scope, availability and quality of our telecommunications services; and

—	continued to comply with the conditions upon which our licenses were granted.

        Our Broadcasting HeadEnd License is valid for so long as our Cable Broadcast Licenses remain in force, but in any event no later than May 30, 2017, although we may apply for an extension of the Broadcasting HeadEnd License beyond this date.

        In order to ensure compliance with our obligations pursuant to our Cable Broadcast Licenses, applicable law and regulatory bodies, we have provided a bank guarantee in the amount of NIS 9.3 million to the Council. In order to ensure compliance with the HOT Telecom Infrastructure License, we and the other two Israeli cable television operators provided bank guarantees in the aggregate amount of US$ 14 million to the Minister. The bank guarantee provided by us was in the total amount of US$ 3.72 million.

        Each of the Minister and the Council has the authority to exercise the guarantees in the event that the licensee does not fulfill its obligations, and to cover any damage, loss or cost that the Council, the Minister or the government may incur as a result of any breach of obligations under the licenses, and to ensure any payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister. The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions, including fines for certain stipulated breaches or actions.

        The Council or the Minister, as applicable, have the authority to amend the terms of our licenses or the HOT Telecom Infrastructure License, at any time, and, in relation to the Cable Broadcast Licenses, the Council must take into account any prejudice to the licensee that would result from such amendment. Further, the licenses may be cancelled for material breach of their provisions, or non-compliance with legal requirements, or the failure to remedy of an immaterial breach. The HOT Telecom Infrastructure License can further be cancelled by the Minister for non-supply of services, non-fulfillment of the conditions of receipt of the license, breach of the restrictions upon the means of control of HOT Telecom, breach of cross ownership restrictions or breach of obligations to provide information to the Minister. HOT Telecom is also required to meet certain requirements pursuant to the HOT Telecom Infrastructure License regarding the laying down of network infrastructure.

        Although we believe that we are currently in compliance with all material requirements of our licenses, the interpretation and application of the standards used to measure these requirements are not certain, and disagreements may arise in the future between us and the Minister or the Council.

9

We are subject to special regulatory restrictions applicable to monopolies, which limit our ability to control the conduct of our business.

        On November 8, 1999, the Controller of Restrictive Business Practices, or the Controller, declared that we, and all the other cable television operators in Israel, constitute a monopoly in the provision of multi-channel cable television services in our then respective franchise areas (which are the same areas in which we operate pursuant to our current licenses). On December 28, 1999, we filed an appeal of this declaration in the Restrictive Business Practices Court, which was dismissed in October 2004. As a result, we are and will continue to be subject to the supervision of the Restrictive Business Practices Authority, in addition to the existing supervision of the Minister and the Council, including in the areas of pricing, quality of broadcasting services, agreements with our subscribers, agreements with content providers and the use of our cable television network.

There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will enhance our profits and competitiveness.

        As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors. There can be no assurance that the operational merger will result in a successful integration of the operations of us, Tevel and Golden Channels, or whether the operational merger will enhance our profits and competitiveness or whether it will result in a legal merger among the parties, as described in the annual report. In addition, should the operational merger not be successful, our overall expenses may increase, since we may no longer benefit from reduced costs, which result from our joint activities with the other two cable television operators, and we may need to incur additional capital expenditures in order to operate our business as a separate entity, independent from the other two cable television operators.

We and the other cable television operators have agreed on the terms of a merger. The legal merger might not be consummated, and if it is, we might not be able to realize any anticipated benefits from the merger.

        In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger among us. To date, the final merger agreement has not been signed, and we cannot predict when and if it will be signed.

        Prior to the merger we will need to reach an agreement with the major Israeli banks, which are creditors of the parties to the merger, addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller, and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties. To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required. The Supervisor of Banks of the Bank of Israel, or the Supervisor of Banks, has yet to agree that the proposed merger is not in breach of certain limitations under Israeli banking laws applicable to the Israeli banks, which are creditors of the merged entity.

        According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of us and the other cable television operators.

10

        In November 2004, we concluded preliminary discussions with Tevel and its shareholders regarding the purchase by us of all of Tevel’s assets, including Tevel’s holdings in Golden Channels. If we were to acquire Tevel’s assets, we would have over 560,000 cable subscribers, representing approximately 60% of the Israeli cable television market, and we would hold 35% of Golden Channels, subject to certain terms. We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price. If this transaction were to take place, we would likely incur or assume substantial additional indebtedness. If we were to acquire all of Tevel’s assets as aforesaid, there is no assurance that the proposed merger of the three Israeli cable television operators will be completed in its current proposed form.

        In the event that the merger is not consummated, it will be more difficult for us to realize our objectives and to compete effectively. In addition, should the merger not be consummated, our overall expenses may increase, since we may no longer benefit from reduced costs, which result from our joint activities with the other two Israeli cable television operators.

        If the merger is consummated, there can be no assurance whether: (i) the conditions of the merger will enable the merged entity to successfully compete; (ii) there will be a successful integration between the merged entities; and (iii) the combined entity will be able to compete effectively against current or future competitors and will realize the anticipated benefits of the merger.

        If the merger is consummated, we face the following risks:

❑	As a result of the merger, we may be characterized as a passive foreign investment company, and as a result our U.S. shareholders may suffer adverse tax consequences. Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

❑	As a result of the merger, we may be deemed to be an ‘investment company’ under the Investment Companies Act of 1940. A significant part of our assets may constitute ‘investment securities’ as defined in the Investment Company Act. If we were deemed to be an ‘investment company,’ then we would be required to be registered as such. In that case there would be a substantial risk that we would be in violation of the Investment Company Act because of the practical inability of a non-U.S. company to register under the Investment Company Act. If we were deemed to be an unregistered ‘investment company’ under the Investment Company Act, our contracts may be voidable, we might not be allowed to offer securities in the United States, and we may also be subject to other materially adverse consequences.

❑	The sums that will be deemed to have been borrowed by the merged entity may exceed the maximum borrowing limit of a single borrower under Israeli banking laws, which might materially restrict the ability of the merged entity to receive loans from Israeli banks. In addition, we, the merged entity and the other parties to the merger may be subject to additional limitations in connection with the receipt of loans from Israeli banks due to restrictions under Israeli Banking laws pertaining to the maximum borrowing by a group of borrowers.

❑	The goodwill contributed to the merged entity by the merging entities could result in accounting expenses under Israeli GAAP in the years following the consummation of the merger that would reduce our shareholders’ equity and would have an adverse effect on the public market for our shares and ADS’s, and may negatively affect our ability to pay dividends to our shareholders. A material reduction in our shareholders’ equity could cause our shares to be delisted from the Tel Aviv Stock Exchange and Nasdaq National Market.

❑	For the merger, including certain ancillary actions performed in the framework of the merger, to qualify, pursuant to the approval of the Israeli Income Tax Commission, as a tax-free transaction under Sections 103, 104 and 105 of the Israeli Income Tax Ordinance, the merging entities and their respective shareholders (including us) are required to comply with certain restrictions, including restrictions on certain issuances of shares of the merged entity and restrictions on the number of shares that may be sold by the shareholders of the merged entity. In addition, the merged entity may not sell a majority of the assets (as defined in the Income Tax Ordinance) transferred to it by the merging entities during this restricted period, and no actions, transfers, provision of guarantees or any other activities may be performed between the merged entity and the other entities that participated in the merger, including their respective shareholders. In the event that any of these conditions or restrictions are not complied with, the tax exemption may be retroactively cancelled and the merger may be subject to tax, plus a consumer price index linkage adjustment and interest. These restrictions may deter an acquisition of the merged entity, and prevent us from selling or disposing of our shares in the merged entity. Additionally, subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required and additional conditions or restrictions may be imposed on the merged entity, the merging entities and their respective shareholders.

11

❑	The terms and conditions of the approvals that we have received to date to the merger affect the ability of the merged entity to manage its business, and restrict the ability of the merged entity to utilize some of the potential competitive advantage it may otherwise have.

❑	In the event that the Controller considers there to be a material decline in the multi-channel television market as a result of the consummation of the merger, he has the power to oblige the merged entity to allow other broadcast license holders (including D.B.S. Satellite Services (1998) Ltd., commonly known as YES, the Israeli satellite multi-channel television operator) usage of the network infrastructure to access all potential subscribers, and not only to the subscribersof the merged entity.

❑	A condition of the approval of the Controller to the merger is an obligation upon the merged entity to begin to supply fixed line telephony services over cable infrastructure to the Israeli public not later than November 20, 2004. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. The merged infrastructure entity is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million, that shall be invested as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. The Company’s portion of the infrastructure investment commitments (NIS 350 million), pro rata to its proportionate share in HOT Telecom is estimated to be approximately NIS 93 million. In addition, according to the amendment to the Controller’s approval, the Controller increased the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007. The approval of the Controller to the merger is conditional upon the provision of a bank guarantee in the amount of US$ 15 million to ensure compliance with the terms of the approval. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully or partially exercise the guarantee. We have provided our pro rata portion of this amount, by giving a guarantee in the amount of US$ 3.75 million.

        Our joint activities with the other two Israeli cable television operators is subject to regulation and antitrust review, which limits the joint activities, causes us significant expenses and makes the future of these joint activities uncertain.

        On April 22, 2002, the Controller granted an approval to the merger the cable television operators. The Controller’s approval to the merger is subject to terms and conditions. The Controller’s approval to the merger was extended and amended from time to time.

        On December 15, 2004, the Controller granted us and the other cable television operators an additional extension of the merger approval from April 2002 until January 29, 2005, which was further amended on January 30, 2005 until the earlier of January 29, 2006 or the consummation of the merger. There can be no assurance that the Controller will agree to further extend the approval. If the approval will not be further extended upon its expiration, we may be required to cease our joint activities with the other two cable television operators. The approval of the Council to the merger was granted on March 7, 2002 and amended on February 13, 2003. For more information on the terms and conditions of the approvals of the Council and Controller, see “Item 4B. Business Overview”.

        On January 30, 2005, the Controller granted us and the other cable television operators an exemption from the requirement to receive an approval of a restrictive arrangement in relation to the ongoing cooperation between the cable television operators. The exemption was granted for a period of one year, until January 30, 2006. Pursuant to the exemption, the cable television operators may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fixed line telecommunication services, including access to High Speed Internet and telephony. This exemption is conditional upon, among other things, the cable television operators’ compliance with the terms of the Controller’s approval to the merger and all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed. If the merger is not consummated, it will be necessary for us to receive an extension of this exemption. There can be no assurance that the Controller will continue to grant us this exemption. If this exemption will not be extended, we may be required to cease our joint activities with the other two cable television operators.

        The terms and conditions of the approvals of the Council and the Controller to the proposed merger also impose significant restrictions on the activity of the merged entity in relation to all areas of our business, including programming, marketing and broadcasting. We currently have the obligation to fulfill most of the conditions of the Controller’s approval of the proposed merger.

12

The telecommunications industry in Israel is highly regulated which limits our flexibility to manage our business.

        Our business is subject to regulation under the Israeli Telecommunications Law as amended, or the Telecommunications Law, regarding, among other things:

❑	licenses;

❑	royalties and other payments to be paid by licensees to the government;

❑	content and scope of programming;

❑	the subscriber charges set by cable television operators for their cable television services;

❑	our cable infrastructure that will become a public telecommunications network; and

❑	the nature of telecommunications services.

        Changes in laws, regulations or government policy affecting our business activities could adversely affect our business and operations. We cannot make any assurance that the Minister will not intervene in relation to the amounts we charge our subscribers.

As a result of the changing regulatory environment we have lost the competitive advantage we previously enjoyed as a holder of exclusive franchises, and we face competition from a variety of sources. This has lowered the entry barriers for potential new competitors and may affect our ability to compete in the market.

        The Israeli telecommunications market has been transformed, moving to a more liberalized environment in which various markets are being gradually opened to competition. Amendments to the Telecommunications Law, which replaced the previous system of exclusive franchises by general non-exclusive licenses, have significantly reduced the barriers to entry into our market and imposed conditions upon us, thereby increasing competition.

        In January 1999, the Ministry of Communications granted a license for the provision of television broadcasts to subscribers in Israel via satellite to YES. YES began to operate and market its broadcasts in July 2000. Bezeq – Israel Telecommunications Corporation Ltd., or Bezeq, is a principal shareholder of YES. Bezeq was declared as a monopoly by the Controller over the provision of basic telephony services, telecommunications infrastructure services, data transmission services and ancillary services and access to High Speed Internet. Bezeq has great financial resources, which it may place at the disposal of YES, thereby allowing YES to offer its services at low prices and use aggressive marketing strategies, including providing set-top boxes free of charge. For these reasons, we may not be able to successfully compete with YES. We also have an obligation to lease our inside wiring to YES, and YES is under a reciprocal obligation to us, pursuant to directives issued by the Minister of Communications. Such competition from YES has affected our income, reduced the number of our subscribers and caused us increased expenses, mainly in marketing and programming. In particular, the purchasing power of YES has raised the cost of content purchasing from the major production companies.

        The Telecommunications Law, our licenses and the terms of the approvals we have received to date from the regulatory authorities with regard to the proposed merger of the Israeli cable television operators, also may impose upon us an ‘unbundling’ obligation, the purpose of which is to encourage competition in accordance with, and subject to the conditions of our licenses and applicable law. The obligation allows other broadcasting licensees access to our subscribers through our network infrastructure on terms that are not inferior to the terms that will be provided by HOT Telecom under the HOT Telecom Infrastructure Licensee, to our Cable Broadcast Licensees; and also allows other telecommunications licensees (who may therefore be providers of, among other things, other value added services) to have access to our infrastructure. Furthermore, pursuant to the terms of the approvals we have received in relation to the proposed merger between the Israeli cable television operators, in the event that the Controller considers there to be a material decline in competition in the multi-channel television market we may be instructed to allow YES, or other broadcast licensees, usage of our network infrastructure to all potential subscribers, and not only to our subscribers, so long as our cable network infrastructure reaches their premises. If YES ceases to operate due to insolvency, this will be deemed to be a material decline in competition in the multi-channel television market and we may be instructed to allow YES or its successor usage of our network infrastructure as mentioned above.

        Pursuant to our licenses and the Telecommunications Law, we are obliged to reserve and allow one sixth of our broadcasting network capacity for broadcasts of channels produced by special cable broadcast licensees to our subscribers. According to the Telecommunications Law, without derogating from the general unbundling obligation referred to above, and taking into account the obligation to reserve one sixth of our network capacity, the Minister has the authority to direct HOT Telecom to designate network capacity for the transmission of broadcast and other telecommunications services of a third party.

        We cannot anticipate how and to what extent these obligations may affect our income and expenses, or our subscriber base in the future.

13

The provision of access to High Speed Internet over cable services in Israel is characterized by significant competition.

        In April 2002, we commenced to provide access to High Speed Internet over cable services. In November 2003, HOT Telecom was granted a license to supply these services instead of us and the other cable television operators. As of June 2004, HOT Telecom provides such services to the business sector, itself, and to the residential sector through the former infrastructure licensees of the cable television operators. We have incurred considerable capital expenditure preparing for the provision of this service and in various telecommunication services, and anticipate that we and HOT Telecom shall continue to invest in the improvement and maintenance of these services in the future. However, we and HOT Telecom face significant competition in the access to High Speed Internet market from Bezeq and may face competition in the future from other well placed competitors. Furthermore, we face competition in the domestic telecommunication transmission services market and may face additional competition in this market from new competitors in the future. We can make no assurance that we will be able to compete effectively with such competitors, or that we will be successful in realizing a significant return on our investments with respect to such service.

         The provision of domestic fixed communications services in Israel is characterized by significant competition.

        As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. Pursuant to the approval of the Controller to the proposed merger of the cable operations, as amended, the merged infrastructure entity is to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million, that shall be invested as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. The Company’s portion of the infrastructure investment commitments (NIS 350 million), pro rata to its proportionate share in HOT Telecom of 26.6% is estimated to be approximately NIS 93 million.

        On September 17, 2002, the Minister of Communications adopted, with certain changes, the recommendations of a committee formed by the Ministry of Communications for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications services, as the guiding principles in this field. In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003. Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel. The Ministry of Communications published the language of the special general license. In June 2004, the Ministry published new regulations setting forth the conditions and procedures for obtaining a special general license for domestic fixed telecommunications services. Under the said regulations, any applicant may be granted with such a license, provided it is able to comply with several basic conditions which are listed in the said regulations.

        On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by broadband access, known as Voice-Over Broadband access, or VoB. The VoB services that new competitors shall be entitled to provide may compete with the telephony services already provided by HOT Telecom. HOT Telecom filed a detailed status paper in which it demanded to revoke the policy principles. As a result of these new competitors , HOT Telecom may not be able to compete effectively, and it may not recover its significant investments in telephony services.

        Pursuant to the abovementioned regulations and policy principles, the Ministry has granted several special marketing licenses for experimental provision of fixed line telephony services by broadband access (VoB), inter alia, to ISP, cellular and international communications licensees.

        In addition, new technologies are being developed, such as VoIP, voice-on-data lines, wireless technologies and broadband infrastructure, which will enable current telecommunication providers and/or new competitors to implement rapid deployment of relatively low-cost technologies. This could place HOT Telecom in an inferior status in competing with them.

        In March 2004, the Minister announced its new policy with respect to Bezeq’s general license. Specifically, the policy provides that Bezeq may offer discounts for size at a rate of up to 10% and may request to amend its license in a manner that it will be able to market bundled services when its market share of the fixed domestic telephony industry (residential or business customers) decreases below 85% or if the competitive status of Bezeq’s subsidiary, YES, has significantly deteriorated. With regard to YES, the Minister determined that a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers in that market. On January 9, 2005, the Minister resolved to raise the deterioration threshold in the competitive status of YES from 25% to 29%. This policy enables Bezeq to provide services jointly with its affiliates, which it was not allowed to do in the past, including among other things, telephony services (local and international), multi-channel television services, cellular services and access to High Speed Internet services. As a result of this policy, HOT Telecom may not be able to compete effectively with Bezeq and others, and it may not recover its significant investments in telephony services. In addition, the offering by Bezeq of bundled services, including multi-channel television services through YES, may have a material effect on our ability to supply telephony services to our subscribers and could cause us to lose multi-channel television subscribers. Accordingly, we may suffer losses as the result of our holdings in HOT Telecom, which would affect our results of operations.

14

Due to the prospective investment in Bezeq, Bezeq may no longer be regarded as a government company and therefore, shall cease to be subject to the limitations imposed on a government company. As a result, our ability to compete in the access to High Speed Internet, telephony services and multi-channel services markets could suffer.

        On May 2005, the State of Israel selected the offer made by F.SB.R Holdings Ltd. (“FSBR”) as the winning bid for the purchase of approximately 30% of the shares of Bezeq, which are currently held by the State of Israel. In addition FSBR will have an option to purchase an additional 10.66% of the shares of Bezeq. The consummation of such transactions is subject to the receipt of certain approvals, including the approval of the Prime Minister and the Minister of Communications and the consent of the Controller. If these transactions are consummated, Bezeq will no longer be a government company and will, therefore, no longer be subject to government involvement and certain obligations as a government company. Bezeq will continue to be subject to other limitations imposed on it, including, inter alia, obligations imposed on it according to its license and its declaration as a monopoly. Further, Bezeq has great financial resources, which it may place at the disposal of YES, without the restrictions that have in the past been imposed on it as a government company, thereby allowing YES to offer its services at lower prices and use more aggressive marketing strategies. If this occurs, our ability to compete in the multi-channel services market could be harmed. The business activities of the controlling shareholder of FSBR are focused on media and television productions. This controlling shareholder also has significant holdings in broadcasting and communication entities both within and outside of Israel. As a result, this could provide Bezeq and YES with a great competitive advantage to our detriment. This could have a negative effect on our ability to compete in the access to High Speed Internet, telephony services and multi-channel television markets.

We have recently been the victim of industrial espionage in Israel, which could have an adverse effect on our operations, on our financial condition and on our ability to compete in the market.

        We were notified in May 2005 that the Israeli police were conducting an investigation of industrial espionage against certain companies in Israel, including against our competitor YES. On June 2, 2005, we along with other cable television operators filed a statement of claim in the District Court of Tel Aviv asking for certain relief against YES’s alleged actions, inter alia, requesting to appoint a receiver in order to seize all documents taken from us by YES. YES has responded to our claims stating that it did, in fact, receive documents of the cable television operators through civil intelligence but also indicated that these documents have since been confiscated by the police. We have filed our response to YES’s response. We are examining what additional procedures we may pursue. As the entire scope of our confidential information that was improperly disclosed to YES is still unknown, it is difficult for us to assess the risk involved and the exact implications it will have on our business, including the scope of damages to our business. The disclosure of our confidential information could have an adverse effect on our operations, our financial condition and on our ability to compete in the multi-channel television, access to High Speed Internet and telephony services markets.

We could lose our competitive advantage of being the exclusive provider of Video on Demand services if YES were to receive an approval from the Ministry of Communications to provide alternative services.

        We, along with the other cable television operators, gradually commenced in January 2005 providing Video on Demand, or VOD, services in our operating areas on a commercial basis. We, along with the other cable television operators, are currently the only companies to offer VOD services. VOD is a service that allows television viewers to instantaneously select and view various contents (such as library movies, current movies, series, contents for children, contents for adults, sports content, entertainment and leisure contents) at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder. We have incurred considerable capital expenditure preparing for the provision of this service. According to publication, YES requested permission from the Ministry of Communications to provide VOD services deployed over DSL. If YES were to receive such an approval from the Ministry, we would lose our competitive advantage of being the exclusive provider of such services in Israel. This could have a material adverse effect on our financial condition.

We may face competition from other existing technologies in broadcasting and infrastructure that may be implemented in Israel, or new technologies that could reduce the appeal of our services.

        While we believe that our existing technologies allow us to effectively compete with other existing technologies implemented in Israel, we may face competition from new technologies that may be implemented in Israel. We cannot anticipate whether, and to what extent if at all, future changes in technology will materially affect the continued use of fiber optic and coaxial cabling technologies that we employ. We may also face competition from technologies in development or that may be implemented in the future, such as LMDS and other wireless technologies in the fields of data over cable and telephony, video on demand or VOD, services that may be deployed over DSL, and satellite platforms. We cannot predict the effect of existing, emerging and future technological changes on the viability or competitiveness of our system. Accordingly, we cannot make any assurance that the technologies we currently employ, or shall employ in the future, will not become obsolete or subject to competition from new technologies in the future.

15

One party controls a large block of our shares.

        As of December 2004, Delek Investments and Properties Ltd., or Delek, holds approximately 40% of our outstanding shares. Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are listed on the Tel Aviv Stock Exchange. As of May 2005, Delek Group Ltd. is controlled by Mr. Yitzchak Sharon (“Tshuva”). Mr. Tshuva holds indirectly approximately 78.64% of the shares of Delek Group Ltd. Accordingly, Delek Group Ltd. and Tshuva, as the single largest beneficial shareholder, may have the ability to determine the election of a majority of our directors, and to direct our policies, including the payment of dividends, and may control the outcome of substantially all matters that may be brought before our shareholders.

We may not be able to obtain additional capital in order to implement our business plans on favorable terms.

        Although our management currently believes that our existing capital resources, including our credit lines, are adequate to satisfy our financial needs in order to implement our business plans for the next 12 months, as of December 31, 2004, we may in fact require additional capital. Our financial needs in that period will be subject to, among other things: our ability to successfully provide our services; the need to upgrade our network to provide added value services; the need to acquire additional equipment; the need to implement the buildout of our infrastructure in peripheral areas; and the needs of companies in which we have significant investments, such as Barak and, if the proposed merger shall be consummated, the merged entity.

        Any future equity or debt financing, if available, may be on terms that are not favorable to us, and in the event of equity financing, could result in dilution of our shareholders’ interests. Our principal shareholders are not contractually obligated to make loans or contribute equity to us.

        We commenced negotiations with the banks regarding an increase of our credit lines. These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators. In the event that we are granted increased credit lines to meet our financial needs, there can be no assurance that we would be able to obtain terms which are favorable to us, or which are not significantly expensive, in light of current market conditions. Further, one of our main credit lines is based on an unwritten agreement with the bank. Due to its oral nature, the terms and conditions of this credit line are at risk and we could be required to accelerate payment of all amounts owing to this bank. In addition, our agreement with another bank supplying one of our credit lines contains a number of covenants relating to, among other things, our debt to equity ratio and the maintenance of a minimum number of subscribers. In the event we breach any of these covenants, we could be required to accelerate payment of all amounts owing to this bank. For further details regarding this credit arrangement, please see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

We have been notified by one of our banks that we did not comply with two of our covenants under our credit agreement, which if not remedied, could result in an event of default under the agreement, which may have an effect on our liquidity in the future.

        As of December 31, 2004, we did not comply with two covenants to maintain the financial ratios, as defined in the agreement, as follows: (i) the number of broadcast subscribers and (ii) Operating surplus.

        In March 2005, we received a letter from our bank according to which the bank does not deem the non-compliance, described above, to be a violation by the company to maintain such financial ratios for a period of one year, commencing on March 24, 2005 (the “Waiver Period”). We anticipate that additional negotiations will take place with the bank at the end of the Waiver Period. If we fail to comply with the covenants at that time or fail to reach an agreement with the bank, it could result in an event of default under the credit agreement, in which case amounts under the agreement would become due. For further details regarding this credit arrangement, please see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Our substantial leverage could adversely affect our financial health.

        In recent years, we incurred intensive capital expenditures related to the continued construction of our cable television network and other technological projects, and operating losses, which have increased our indebtedness, resulting in our becoming highly leveraged.

        Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, regulatory and technical factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness.

        We cannot assure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing were not possible or if additional financing were not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations.

Due to the fact that we have a significant amount of short-term loans bearing variable interest rates, we are vulnerable to interest rate increases.

        Because we have a significant amount of short-term loans bearing variable interest rates, we are vulnerable to interest rate increases. In the event that the interest rates applicable to our short-term loans should increase significantly, this would increase our expenses. Any significant increase in our expenses will harm our results of operations.

Our industry is subject to rapid technological changes that will cause us to incur capital expenditures to remain competitive.

        In order to provide advanced communication services, we have incurred significant capital expenditures expanding our cable network bandwidth from 550 MHz to 860 MHz. We have a technological advancement plan for deployment of additional two-way services, expansion of fiber optic cable networks and a digital broadcasting system or advanced data over cable/IP platform. We also aim to improve the network in terms of redundancy and manageability, by closing fiber rings, enhancing the powering and telemetry measures, and downsizing the fiber nodes. Such enhancements are necessary to allow us to provide telecommunication services at a “Telco-Grade” quality of service, which is the standard commonly used by telephone companies to grade availability and quality of services. We may not have sufficient capital resources to finance the expenditures required to remain competitive, which could adversely affect our results of operations.

16

Our business may be impacted by shekel exchange rate fluctuations and inflation.

        Since we may be unable, or not permitted to raise our rates and fees pursuant to our licenses in a manner that would fully compensate for any increase in the Israeli consumer price index, inflation in Israel, which may impact our borrowing costs with respect to shekel amounts linked to the Israeli consumer price index and may cause an interest increase in Israel, may have a material adverse effect on us.

        Substantially all of our revenues and a portion of our operating expenses are denominated in shekels, and on the other hand, substantially all of our programming expenses and certain other expenses are denominated or linked to foreign currency. Thus, any devaluation of the shekel against the US dollar (or other foreign currencies), will also increase the shekel cost of our non-shekel denominated or linked expenses. Such increase may have an adverse impact upon our operating results, which may be material. Our borrowings are mostly in Israeli shekels. We enter into option contracts to protect ourselves from the risk of the possible fluctuations in exchange rates. There can be no assurance that we adequately protect ourselves from exchange rate fluctuations.

The financial situation of the other Israeli cable television operators has an impact upon our business.

        Due to the fact that we cooperate closely with the other two Israeli cable television operators, Tevel and Golden Channels, and during 2004 have decided to merge our operations with those of Tevel and Golden Channels, the financial situation of these companies has an impact on our business.

        Any future deterioration of Tevel or Golden Channels, which result in a delay or omission of such party to provide its relative portion of the joint activity’s costs, could have an impact upon our business and our day to day operations, including causing an increase in our respective pro rata portion of joint costs, including, among others, content costs which may have a material adverse affect upon our financial statements. Furthermore, it may affect the possibility of the consummation of the proposed merger between the Israeli cable television operators, and the conditions that the creditors of the companies that are parties to the merger may impose.

        We have concluded preliminary discussions with Tevel and its shareholders for the purchase by us of all of Tevel’s assets Please see the discussion of this proposed transaction in “Item 4B. Business Overview – Agreement for a Merger of the Cable Television Operators”.

Our previous franchises required us to meet certain milestones with respect to cable access to potential customers in the areas covered by our licenses, which if not met, could expose us to litigation or administrative actions.

        Our previous exclusive franchises contained specific construction milestones with respect to regions within a franchise area that must be passed by the cable television network by specified dates. We substantially completed the installation of the regional cable transmission network in all our operating areas, and believe that completing portions of the buildout requirements in peripheral regions in the operating areas would be substantially more expensive, on a per-subscriber basis than in the metropolitan areas. Therefore we did not fully complete build-out requirements in certain peripheral regions. Our current licenses require us to connect any applicant to purchase cable television broadcasts within a specified period of time. The Ministry of Communications or the exceptions committee thereof may allow an exception regarding the time schedule to connect applicants, or the obligation to connect every applicant.

        We are subject to a lawsuit and have been subject to other lawsuits in the past, and may be exposed to additional lawsuits in the future, by residents of communities that are not, or were not, connected to our cable television network, seeking to force us to implement the build-out of our network in their communities, or compensation for being prevented from receiving cable television services. See “Item 8A. Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings”.

We may be required to pay royalties to, and could be subject to lawsuits by, owners of copyrights in connection with particular programs.

        We re-transmit certain foreign channels which are broadcast by third parties. These foreign channels may purchase rights from third parties to broadcast particular programs. According to a recent final ruling of the Israeli Supreme Court in a further hearing, the re-transmission by us of programs broadcast by the foreign channels may constitute an infringement of the rights of the copyright owners of such programs if they did not consent to the re-transmission of their programs into Israel. As a result of this ruling, we may be required to reach royalty arrangements with the owners of the copyrights of such programs prior to their re-transmission, in addition to the arrangements we reach with the foreign channels. This could increase our programming costs. In addition, we could be subject to lawsuits by the owners of copyrights in programs broadcast by the foreign channels. If we are found to have violated the copyrights of third parties, we could also be subject to regulatory sanctions. In the ruling, the Supreme Court called upon the Israeli legislators to amend the Copyrights Law to address this issue. We have been informed that the legislature has published a draft amendment to the Copyrights Law to address certain aspects of the foregoing issues; however, we cannot predict if and when the legislators will complete this process and what shall be the final version of such amendment, nor can we currently predict the magnitude of our exposure to increased royalty obligations and lawsuits relating to programs broadcast by the foreign channels we offer.

17

The proposed reduction in royalties by the Ministry of Communications and the Ministry of Finance could have an adverse effect on our ability and HOT Telecom’s ability to compete in the market.

        According to a letter dated April 20, 2005, which was sent by the Ministry of Finance and the Ministry of Communications to the Manager of the Government Companies Authority in Israel, the Ministries intend to reduce the percentage of royalties paid to the State of Israel by the holders of the international communication licenses and the holders of domestic fixed communication services licenses. The amount of the reduction is 0.5% per year commencing on January 1, 2006 up to a percentage of royalties of 1% in the year 2010. The execution of this reduction is conditioned on the amendment of the Communication Regulations (Royalties), the approval of the Minister of Communications and the Minister of Finance, and the approval of the Finance Committee of the Knesset. This intended reduction will supplement an additional reduction already made with regard to holders of cellular telecommunication licenses.

        The said position does not include the field of multi-channel broadcasting. Therefore, in the event the reduction will be implemented as detailed above, we will not be able to benefit from it. In addition, although HOT Telecom may benefit from the intended reduction in its activity as a provider of infrastructure services, this reduction will not be significant due to the fact that HOT Telecom is a new operator with relatively low revenues. Furthermore, such a reduction in the percentage of royalties may be of more significance to HOT Telecom’s competitor.As such, the reduction in royalties, as proposed, could have an adverse effect on our ability as well as HOT Telecom’s ability to compete in the market.

Pursuant to tax assessments made by the Israeli Income Tax Authority, we may be required to pay significant additional taxes in respect of past years.

        We received tax assessments from the Israeli Income Tax Authority. For details, please see “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings”. If, as a result of any of these tax assessments, we are required to pay significant additional amounts of taxes to the Israeli Income Tax Authority, our results of operations would be materially affected.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003, which would increase our taxes.

        The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could adversely affect our results of operations.

        In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008.

Risks relating to the market for our shares

Our ordinary shares and ADSs are listed for trading on different markets and this may result in price variations.

        Our ordinary shares are listed for trading on the Tel Aviv Stock Exchange, or TASE, and our ADSs are listed for trading on the Nasdaq Stock Market, or Nasdaq. Each ADS represents two ordinary shares. Trading in our ordinary shares and ADSs on these markets is made in different currencies (NIS on TASE and US dollars on Nasdaq), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on Nasdaq or the TASE could be insignificant and as such could be subject to volatility. The trading prices of our ordinary shares and ADSs on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on the TASE could cause a decrease in the trading price of our ADSs on Nasdaq, and any decrease in the trading price of our ADSs on Nasdaq could cause a decrease in the trading price of our ordinary shares on the TASE.

If our ADSs are delisted from Nasdaq, the liquidity and price of our securities and our ability to issue additional securities may be significantly reduced.

        We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations. Although we only have a limited number of record holders of our ADSs, delisting could diminish investors’ interest in our securities as well as significantly reduce the liquidity and price of our securities. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

18

Risks relating to operations in Israel

We are subject to the political, economic and military conditions in Israel.

        We are incorporated and based in, and currently derive all our revenues in Israel. As a result, the political, economic and military conditions in Israel directly influence us. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, political instability within Israel or its neighboring countries, a significant downturn in the economic or financial condition of Israel and changes in Israeli laws and regulations, including taxation, are likely to cause our revenues to fall and harm our business.

        A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since October 2000, there has been an increased level of hostilities and violence between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced our relationship with several Arab countries. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. From time to time Israeli companies or companies doing business with Israeli companies have been subject to an economic boycott initiated by several Arab countries. This boycott or similar restrictive laws or policies directed towards Israel or Israeli business could adversely affect us.

        Due to a continuing budget deficit of the Israeli government and the slow down of the Israeli economy in recent years, the Israeli parliament approved, on May 29, 2003, an economic plan that entails, among other things, budget cuts in various sources of government spending, the increase of various tax liabilities and cuts in various social benefits.  It is not known at this stage what impact the implementation of the approved economic plan would have on the Israeli economy. Since we are located in, and currently derive all of our revenues in Israel, economic events in Israel, or uncertainties associated with such events, could adversely affect our operations and financial results.

        Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

        Certain of our male employees are obligated to perform annual military reserve duty in Israel. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Provisions of our licenses and Israeli law could delay, prevent or make difficult a merger or acquisition or a change of control of us and therefore depress the market price of our shares.

        Our Cable Broadcast Licenses and HeadEnd License, and the HOT Telecom Infrastructure License, include restrictions regarding changes of means of control of the licensees.

        In addition, provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of us. The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares present and voting on the proposed merger at a meeting called on at least 21 days’ notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the voting rights held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. In addition, a merger may not be completed unless 30 days have passed from the time in which each of the merged companies’ shareholders have resolved to merge, and at least 50 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

        The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, a person would become a holder of 25% or more of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Act provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the company, unless there is already another 45% shareholder of the company. This requirement does not apply if the acquisition is made in a private placement provided that the company’s shareholders approve such private placement as a private placement which is intended to grant the placee a holding of either (a) 25% or more of the company, if there is not already another 25% shareholder of the company, or (b) 45% or more of the company, if there is not already another 45% shareholder of the company. In addition, this requirement will not apply upon the purchase of shares from either (i) a holder of 25% or more of the company which results in a person becoming a holder of 25% or more of the company or (ii) a holder of 45% or more of the company which results in the purchaser holding more than 45% of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. Shares that are acquired in violation of this requirement to make a tender offer will be deemed ‘treasury shares’ and will have no rights whatsoever for so long as they are held by the acquirer. If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the Israeli Companies Law requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire the shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

        These provisions of our licenses and of the Israeli corporate and tax law (and the uncertainties surrounding such laws) may have the effect of delaying, preventing or making more difficult a merger or acquisition or change of control of us, and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

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It may be difficult to (i) enforce a U.S. judgment against us, our officers and directors and our Israeli auditors, (ii) assert U.S. securities laws claims in Israel, and (iii) serve process on substantially all of our officers and directors and these accountants.

        We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided, inter alia, that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in new Israeli shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in new Israeli shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in new Israeli shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

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ITEM 4.	INFORMATION ON THE COMPANY

4A.    HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated as Matav-Cable Systems Media Ltd. under the laws of the State of Israel on June 28, 1987. Our principal executive offices are located at 42 Pinkas Street, North Industrial Area, Netanya 42134, Israel (telephone: +972-9-860-2160). Our website address is www.hot.net.il. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

          We are one of three operators and providers of broadband cable television services in Israel. The other two cable television operators are Tevel Israel International Communications Ltd. Group, or Tevel, and Golden Channels & Co. Group, or Golden Channels. We market our cable television services and engage in content-related activities and other telecommunication activities together with Tevel and Golden Channels under the brand name “HOT”.

          In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors.

          Prior to the grant of our licenses in 2002, we operated pursuant to five exclusive franchises granted to us by the Israeli Ministry of Communications to provide cable television services in franchise areas, which covered approximately 25% of Israel’s households. As of December 31, 2004, we provided cable television services to approximately 26.7% of all cable television subscribers in Israel. We own substantially all of our cable television network infrastructure. Our exclusive franchises covered four operating areas, three of which included the major metropolitan areas of Bat-Yam – Holon, Haifa, and Netanya – Hadera, and one of which served the less densely populated area of the Galilee. Our exclusive franchises were subsequently cancelled and replaced by general non-exclusive long term broadcast licenses covering the same geographical areas. Our subscriber penetration is highest in the metropolitan operating areas.

          We operate both directly and through subsidiaries in various fields of communications. We began serving cable television subscribers in 1990. We have adopted a growth strategy that combines core activities in the multi-channel television market, based on state-of-the-art technology, with the use of cable television infrastructure. The total number of our cable television subscribers was approximately 257,344 as of December 31, 2004, compared to approximately 266,700 as of December 31, 2003 and approximately 275,000 as of December 31, 2002. Cable television subscriber penetration has decreased by approximately 4% during the same period. In April 2002, we started to offer a commercial service of access to High Speed Internet over cable.

          Our aggregate revenues (including revenues from cable television and access to High Speed Internet residential subscribers) have increased from approximately NIS 495.5 million as of December 31, 2002 to approximately NIS 545.5 million as of December 31, 2003 and approximately NIS 584.6 million as of December 31, 2004. During the same period, our operating loss and net income was approximately NIS 98.7 million and approximately NIS 33.8 million, respectively, for the year ended December 31, 2002, and an operating loss and net loss of approximately NIS 7.8 million and approximately NIS 5.5 million, respectively, for the year ended December 31, 2003, and an operating income and net loss of approximately NIS 3 million and approximately NIS 83 million, respectively, for the year ended December 31, 2004. EBITDA has increased from approximately NIS 56.7 million for the year ended December 31, 2002 to approximately NIS 147.0 million for the year ended December 31, 2003 and decreased to approximately NIS 139.6 million for the year ended December 31, 2004. (Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.)

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          Through December 31, 2004, we have invested approximately NIS 2,119 million (approximately US$ 491.9 million) in the build-out of our cable television network within our license areas and in other fixed assets. In July 2002, we and the other two Israeli cable television operators, Tevel and Golden Channels, submitted a request to receive a license to provide domestic fixed communications services. In October 2003, we and the other two Israeli cable television operators, acting through affiliates, entered into an agreement, as amended in November 2003, for the establishment of AMAT Telecom L.P., now known as HOT Telecom L.P., which would engage in the establishment and operation of a public telecommunications network based on the cable network of the cable television operators by which it will supply domestic-fixed telecommunications services.

          In November 2003, the Ministry of Communications granted HOT Telecom the HOT Telecom Infrastructure License covering the same services covered by our Telecommunications Infrastructure License (to be supplied within the time frames set forth in the Telecommunications Infrastructure License), and also including the requirement to start to provide other services over cable networks including basic telephony services to subscribers by no later than November 25, 2004. The HOT Telecom Infrastructure License replaced and cancelled our Telecommunications Infrastructure License. HOT Telecom provides the following services: access to High Speed Internet over cable services, various data telecommunications services and various data transmission services and Infrastructure services. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services.

          In November 2004, we concluded preliminary discussions to acquire the cable and communications assets of Tevel. If this transaction is completed, we would have over 560,000 cable subscribers, representing approximately 60% of the Israeli cable market, and we would hold 35% of Golden Channels, subject to certain terms. We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price. If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

          We have expanded our telecommunications activities by investing in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., or Barak, an international telephony service provider in Israel, and in Partner Communications Company Ltd., or Partner, one of four licensed providers of mobile cellular telephone services in Israel, and one of the two providers using the global system for mobile telecommunications, a comprehensive digital standard for the operation of all elements of a cellular telephone system, known as GSM. For more information on Barak and the recent settlement with Barak’s creditors, see “Item 4B. Business Overview – International Telecommunication Services.”

          As of April 2002, we beneficially held, through Matav Investments Ltd., approximately 15.2% of Partner’s issued and outstanding shares. Following the sale of shares in Partner in April 2002, November 2003 and April 2005, we beneficially own approximately 1.2% of Partner’s issued and outstanding shares.

           We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations.

Important events in the development of the cable television and telecommunications industry and our business

Overview

          Television broadcasting in Israel began in 1967 through one off-air government controlled channel, known as Channel 1. In 1993, private operators commenced regular commercial broadcasts of a second off-air channel, known as Channel 2, and later, an additional channel, the Israeli Knesset Channel. In April 2000, the Ministry of Communications approved the establishment of a second commercial channel (Channel 10), which began broadcasting at the beginning of 2002.

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          In 1989, we, together with the other cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, now known as HOT 3, movies, now known as HOT Movies, sport, and children’s. The culture & science channel was later added. In January 2004, ICP changed its legal name to HOT Vision Ltd. Today, HOT Vision Ltd., or HOT Vision, creates, produces and acquires content for only two channels (HOT 3 and HOT Movies), and independent producers produce the other three channels. For a discussion regarding HOT Vision, please see “Item 4B. Business Overview – HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting”.

          In 1990, the Ministry of Communications began issuing exclusive franchises to operate cable television systems in various geographical areas in Israel. Pursuant to amendments to the Telecommunications Law in 2001 the exclusive franchises were replaced by a system of general non-exclusive long term broadcast licenses, broadcasting HeadEnd licenses, and general non-exclusive telecommunications infrastructure licenses, all of which we have been granted. In November 2003, our Telecommunications Infrastructure License was replaced and cancelled by the HOT Telecom Infrastructure License. Please see the discussion regarding the HOT Telecom Infrastructure License in “Item 4B. Business Overview – Domestic Fixed Communications”.

Direct Broadcasting by Satellite and Developments regarding YES

          On January 5, 1998, the Israeli parliament approved an amendment to the Telecommunications Law, which allows the Ministry of Communications to grant licenses for distribution of direct broadcast by satellite (DBS) services to subscribers. The Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd., or YES, a license for the provision of television broadcasts to subscribers via satellite, and YES commenced DBS broadcasting in July 2000. The development of competition to cable television services by the commencement of DBS broadcasting has adversely affected our business. Following a dispute arising out of the grant of the license to YES, and in consideration for the recognition by the government of our ownership of the cable television network infrastructure, in July 2001, the cable television operators entered into an agreement with the State of Israel pursuant to which the cable television operators, including us, undertook not to bring any claim in the future regarding the grant of a license to YES, and to make certain payments to the government over a 12 year period, commencing January 1, 2003.

          On September 13, 2000, we, together with the other Israeli cable television operators, entered into an agreement with YES, under which we and the other cable television operators granted YES a non-exclusive permit to use our Inside Wiring for the transfer of satellite broadcasts (multi-channel television and interactive channels only); and YES granted the cable television operators a non-exclusive permit to use its Inside Wiring for the transfer of cable television broadcasts (including any other service provided by the cable television operators). This agreement has since been terminated by YES, and in place of that agreement, in September 2001 the Minister of Communications issued administration directives, which were amended effective as of February 3, 2002, governing the reciprocal use of Inside Wiring between the cable television operators and YES. The directives establish instructions regarding the procedures of transition for cable television subscribers to become subscribers to YES and vice versa. These directives also provide that YES shall pay fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators shall pay fees to YES for the use of its Inside Wiring. The directives stipulate what such amounts should be. In addition, the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both YES and by the cable television operators, with regard to the provision of different services by each party. The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter. In January 2004, we and the other cable television operators reached an agreement with YES according to which YES will pay the aggregate amount of NIS 7.3 million (not including VAT) in consideration for the use of Inside Wiring for the period from January 2002 through December 2004. We are entitled to 26.6% of that amount. We, the other cable television operators and YES attempted to reach an understanding regarding the terms for YES’s use of our Inside Wiring during 2005 and thereafter; however, this attempt was unsuccessful. On May 30, 2005, the cable television operators sent a letter to YES requesting that YES pay for the months of January to May 2005 in an amount equal to NIS 1.5 million, including interest and linkage differentials. On June 7, 2005, YES responded to the request, refusing to pay such amount and instead, suggesting to continue in negotiations in order to resolve the dispute. We are examining what additional procedures we may pursue.

          In addition, the Telecommunications Law permits a person in residential premises to purchase from the service provider the Inside Wiring installed in the person’s premises.

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Digital Broadcasting

          We commenced digital broadcasting in July 2001, pursuant to approvals from the Council for Cable and Satellite Broadcasting, or the Council, and the Ministry of Communications. These approvals allow us to broadcast in a digital format our analog basic package channels and Pay-Per-View services, as well as other channels that have been subsequently approved for digital broadcast. These approvals include authorization to provide electronic program guide services, commonly referred to as EPG services.

          We informed the Ministry of Communications that we would provide digital set-top boxes to our subscribers’ principal connection according to actual demand as follows: up to 100,000 set-top boxes will be provided in 2001; 70,000 in 2002, and 60,000 in 2003. The remainder is to be provided during the year 2004. As of May 31, 2005, we have provided approximately 258,000 set-top boxes to our subscribers. We have already purchased approximately 280,000set-top boxes. We have entered into various agreements to purchase additional set-top boxes.

Additional Packages and Services

          As of March 1, 2005, we market to our digital subscribers, a new marketing method based on various combinations we offer our customers. According to the new marketing method, our digital subscribers, in addition to the basic package offered to them, may receive, at their choice, for additional consideration, content-products that include a variety of additional channels, channel packages and additional content products and services. In addition, as of March 1, 2005, we offer all of our subscribers a bundled package of our cable television offerings, access to High Speed Internet and telephony services (available only to subscribers in the areas where HOT Telecom has commenced providing telephony services) into a “Triple Play” offer. For more information about these services, see “Item 4B Business Overview – Additional Packages and Services.”

Pay-Per-View, Video On Demand and Personal Video Recorder

          We began offering Pay-Per-View services in October 2000. Pay-Per-View services are governed by our Cable Broadcast Licenses. As of January 2005, we have gradually provided Video on Demand, or VOD, services on a commercial basis. We intend to commence providing Personal Video Recorder, or PVR, services in July 2005. For more information about these services, see “Item 4B Business Overview – Products and Services.”

High Definition Services

          We recently commenced offering our subscribers an additional unique channel based upon high definition technology. For more information about these services, see “Item 4B Business Overview – Products and Services.”

Internet Services

          We received a license to provide ordinary dial-up Internet services in February 2000, and we commenced such services in April 2000. In parallel, we began to offer our subscribers access to High Speed Internet over cable on a trial basis, pursuant to a trial license.

          According to the HOT Telecom Infrastructure License granted in November 2003 and amended on March 16, 2005, access to High Speed Internet services shall be provided through HOT Telecom. Specifically, pursuant to the March 2005 amendment, from the date of the grant of the HOT Telecom Infrastructure License and until the consummation of the merger amongst the cable television operators, HOT Telecom shall be entitled to contact with subscribers, including subscribers of the former infrastructure licensees of the cable television operators for the provision of access to High Speed Internet services through the former infrastructure licenses of the cable television operators, including our subsidiary Matav Infrastructure 2001 L.P., and the provision of the said service shall be deemed as a service rendered by HOT Telecom and the HOT Telecom Infrastructure License provisions shall apply. Please see the discussion regarding the HOT Telecom Infrastructure License in “Item 4B. Business Overview – Domestic Fixed Communications Services”. As of December 31, 2004, we provide access to High Speed Internet over cable services to 88,324 residential subscribers.

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Ownership of Cable Infrastructure and Payments to the State of Israel

          In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel appropriate consideration for the grant of a right to continue to provide multi-channel television services to subscribers, as well as other telecommunications services over the cable network, the cable television operators, including ourselves, came to an agreement with the State of Israel dated July 2001, in which we undertook, among other things, to make certain payments to the government over a 12-year period, and in consideration, each cable television operator received recognition by the government of its ownership of its respective cable television network infrastructure. Subsequent amendments to the Telecommunications Law adopted that agreement. The material terms of the agreement provide that:

❑

Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of such income. In the July 2001 agreement, it was agreed that our pro rata portion would be 24.1%, until agreed differently by all of the cable television operators.

❑

Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.

❑	The Israeli government (subject to payment of payments by the cable television operators) undertook to waive any of its rights or claims regarding the ownership of the cable infrastructure.

          As a result, each cable television operator is deemed to own all the rights to the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises.

          In March 2003, the cable television operators approached the Israeli Ministry of Finance with a request to defer for one year the commencement of payments due under the July 2001 agreement. In April 2004, this request was rejected by the Accountant General of the State of Israel, and the Accountant General of the Ministry of Communications demanded that we pay all amounts outstanding in respect of 2003 and the first quarter of 2004 by May 31, 2004. On June 6, 2004, we reached an agreement with the Accountant General of the State of Israel regarding the terms of payment of our obligations in respect of 2003. We agreed to pay the amount owed in seven equal quarterly installments, beginning on July 21, 2004, and ending on January 21, 2006. The amounts outstanding with respect to 2003 are linked to the Israeli Consumer Price Index, and will bear annual interest at the rate of 5.9%. As of the date of this annual report, we have already paid 4 installments.

          The July 2001 agreement, and its codification into law by way of amendments made to the Telecommunications Law, will continue to be in effect if the cable television operators consummate their proposed merger. Please see the discussion of the proposed merger below.

Proposed Merger of the Israeli Cable Television Operators

          As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. The consummation of the merger is subject to reaching an agreement with the major Israeli banks and the other creditors of the merging entities addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing, and receipt of approvals required under applicable law, including the approvals of the Income Tax Commission, the Council, the Controller of Restrictive Business Practices, or the Controller, and the Israeli court. To date, we have received approvals, subject to certain terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required. See “Item 4B. Business Overview – Arrangement for a Merger of the Cable Television Operators”.

          In February 2003, we and the other Israeli cable television operators agreed on a final version of an agreement outlining the structure and conditions of a merger between us, including, inter alia, the terms of the agreement between the shareholders. The merger agreement, if, and when, it will be signed, will add to and broaden the terms of the previous arrangement between the parties executed on December 31, 2001, which cancelled and replaced previous arrangements between the parties. The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation. To date, the agreement has not been signed.

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          According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of us and the other cable television operators.

          Since the date of the approval of the Controller to the merger on April 22, 2002, we, Tevel and Golden Channels cooperate in most of our areas of activities, including but not limited to marketing and content related activities, and since the end of 2003 we carry out these activities under the brand name “HOT”.

          In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors.

Domestic Fixed Communications Services

          We beneficially own approximately 26.6% of the rights in HOT Telecom. We and the other two cable television operators committed to provide access to our cable networks to HOT Telecom on terms and conditions to be determined. Furthermore, we agreed that if, during the 36 months following the date of signature of the partnership agreement our cable broadcasting and communications operations would be merged, the holdings of the parties in HOT Telecom, including the operations of HOT Telecom would be transferred to the merged entity for no consideration. HOT Telecom is obligated to invest in fixed line telephony cable infrastructure an aggregate of not less than NIS 350 million, that shall be invested as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with those of Bezeq. The Company’s portion of the said investment (NIS 350 million), pro rata to its proportionate share in HOT Telecom, is estimated to be approximately NIS 93 million.

          In October 2003, the limited partners of HOT Telecom also entered into an agreement to establish AMAT Telecom Ltd. to serve as general partner of HOT Telecom (with a 1% interest). On April 14, 2004, AMAT Telecom Ltd.’s name was changed to HOT Telecom Ltd. We beneficially own approximately 26.6% of HOT Telecom Ltd., and have the right to appoint two out of six directors to HOT Telecom Ltd.’s board of directors. This agreement includes provisions relating to the taking of decisions, distribution of profits and income, limitations on the transfer of rights in HOT Telecom Ltd. and the obligations of the three cable television operators to afford access to their cable networks to HOT Telecom and HOT Telecom Ltd.

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          The abovementioned two agreements were made conditional upon the Israeli court overseeing Tevel’s insolvency proceedings approving the entrance into such agreements by Tevel. On November 24, 2003, Tevel’s trustee notified the court of, among other things, these agreements. To date, no decision, response or instruction has been received from the Court with respect to the approval of Tevel’s entrance into these agreements. As of January 8, 2004, all of the approvals that were required in order for the arrangement of creditors of Tevel to become effective had been obtained, and accordingly the arrangement of creditors entered into effect. According to this arrangement, Tevel has reached agreement with its unsecured creditors, which has resulted in the settlement of all of the debts. According to the agreement reached with the secured creditors, Tevel’s shares and remaining assets are subject to the right of Tevel’s secured creditors which are banks to realize these shares and assets to cover Tevel’s debts to these secured creditors.

          On September 17, 2002, the Minister of Communications adopted, with certain changes, the recommendations of a committee formed by the Ministry of Communications for the establishment of policies and rules for the opening of competition in the field of domestic fixed communications services, as the guiding principles in this field. In order to implement the committee’s recommendations, the Israeli parliament approved an amendment to the Telecommunications Law at the end of May 2003. Under this amendment, as of September 1, 2004, the Minister may grant a special general license for domestic fixed telecommunications services without imposing on the holders of such licenses the obligation to provide their services to the entire public throughout the entire country or in any specifically defined area in Israel. The Ministry of Communications published the language of the special general license. In June 2004, the Ministry published new regulations setting forth the conditions and procedures for obtaining a special general license for domestic fixed telecommunications services. Under the said regulations, any applicant may be granted with such a license, provided it is able to comply with several basic conditions which are listed in the said regulations.

          On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by Voice-Over Broadband access (VoB) (the “policy principles”). Pursuant to the policy principles, the provision of fixed-domestic VoB services shall be organized in the context of a unique domestic operator license, according to which the provision of telephony services is to be performed by VoP technology while using the broadband access of a domestic operator (currently Bezeq or HOT Telecom). According to the policy principles, licenses to provide VoB services shall be granted in 2005 in a manner that the commencement of operations by virtue of the licenses shall be feasible on May 1, 2005. It was further determined that for the time being, an owner of VoB license shall not be charged to pay the domestic operator for using the domestic operator’s network. The Ministry, in its policy principles, noted that it intends to complete soon the policy on the provision of VoB services by broadband access network of cellular operators. In addition, the policy principles indicated that Bezeq shall be entitled to provide VoB services at the earlier of May 1, 2007 or after its customer segment in the area of the fixed-domestic telephony (business or private segments) shall decrease below 85%, and a subsidiary of Bezeq shall be able to provide VoB services subject to restrictions stipulated in the unique domestic operator’s regulations.

          Following the policy principles and as a result of applications by Bezeq and HOT Telecom, the Ministry of Communications, on December 29, 2004, sent a letter to various parties including Bezeq and HOT Telecom thereby enabling them to present their position with respect to the ramifications of the policy principles on them and with respect to the manner and the timing of Bezeq’s participation in the provision of VoB services, directly or through a subsidiary. In a reply to the Ministry of Communications, HOT Telecom filed a detailed status paper in which it demanded to revoke the policy principles alleging that they constitute a deviation from the policy to organize the communications market in Israel on a facilities based competition and that the resolution of the Ministry of Communications to enable the provision of VoB services while using the domestic operator infrastructures constitutes an illegal impairment of the proprietary right of the infrastructure’s owner. In addition, it was alleged that the resolution pursuant to which the VoB operator shall not be charged with a payment for using the domestic operator’s infrastructure lacks authority and is devoid of reasonableness and results in economic distortions and the ministry is required to enable the payment of access fees to the domestic operator for using its infrastructures for providing the VoB service. Alternatively, HOT Telecom requested to adjourn the date for granting the VoB licenses until after HOT Telecom shall reach a market segment of 5% of the fixed-domestic telephony industry. In addition, HOT Telecom claims that the resolution of the Ministry of Communications to enable the use in the domestic operator’s infrastructures to provide cellular VoB service without, at the same time, enabling HOT Telecom to provide VoB service over the cellular infrastructures, is unreasonable and discriminatory amongst the operators.

          Following a hearing held by the Ministry of Communications regarding its policy principles, on April 20, 2005, the Ministry of Communications notified HOT Telecom, in writing, that it is considering to amend its policy principles, thus, enabling Bezeq or a subsidiary on its behalf to provide VoB services in the event that Bezeq’s share of the fixed domestic telephony market, in the business or private segments, shall decrease below 85%. In addition, the Ministry of Communications notified HOT Telecom of its intention to establish two testing points, the first to be established in November 2006 and the second to be established in November 2007, in which, the possibility to allow Bezeq or a subsidiary on its behalf to provide VOB services shall be examined, even if Bezeq’s share market has not decreased below 85%. In its response to the letter, HOT Telecom, has repeated its previous position, according to which, Bezeq or a subsidiary on its behalf should not be allowed to provide VOB services, as long as Bezeq constitutes a monopoly in the fixed domestic telephony market, that is, so long as Bezeq holds 50% of the fixed domestic telephony market. In addition, HOT Telecom expressed its rejection to the establishment of the testing stations.

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          Pursuant to the abovementioned regulations and policy principles, the Ministry has granted several special marketing licenses for experimental provision of fixed line telephony services by broadband access (VoB), inter alia, to ISP, cellular and international communications licensees.

          In March 2004, the Minister announced its new policy with respect to Bezeq’s general license. Specifically, the policy provides that Bezeq may offer discounts for size at a rate of up to 10% and may request to amend its license in a manner that it will be able to market bundled services when its market share of the fixed domestic telephony industry (residential or business customers) decreases below 85% or if the competitive status of Bezeq’s subsidiary, YES, has significantly deteriorated. With regard to YES, the Minister determined that a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers in that market. On January 9, 2005, the Minister resolved to raise the deterioration threshold in the competitive status of YES from 25% to 29%. This policy enables Bezeq to provide services jointly with its affiliates, which it was not allowed to do in the past, including among other things, telephony services (local and international), multi-channel television services, cellular services and access to High Speed Internet services. As a result of this policy,HOT Telecom may not be able to compete effectively with Bezeq and others, and it may not recover its significant investments in telephony services. In addition, the offering by Bezeq of bundled services, including multi-channel television services through YES, may have a material effect on our ability to supply telephony services to our subscribers and could cause us to lose multi-channel television subscribers. Accordingly, we may suffer losses as the result of our holdings in HOT Telecom, which would affect our results of operations.

          According to a recent amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), which, inter alia, set the “Bill and Keep” arrangement, which applies between Bezeq and HOT Telecom, as follows: Bezeq and the domestic operator (except for a unique domestic operator and Bezeq) will not make payments to each other for interconnection as stated in the aforesaid regulation, and each of them will bear their costs in this respect, subject to the fulfillment of the following cumulative conditions: (i) two years have not yet elapsed form the date on which the domestic operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders (according to the Minister of Communications the date applicable with respect to HOT Telecom is November 25, 2004); and (ii) the difference between the total minutes of traffic originating in the domestic operator’s aforesaid network and their destination being the domestic operator network of Bezeq and the total minutes of traffic originating in the domestic operator’s network of Bezeq and their destination being domestic operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

          Bezeq has withdrawn a petition it submitted to the Supreme Court with respect to the recent amendment at the recommendation of the court.

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4B.    BUSINESS OVERVIEW

          We operate digital and analog cable television systems and provide a variety of channels and programs as one of three cable television operators in Israel. We believe that Israel is and will continue to be an attractive environment in which to provide cable television services for the following reasons:

               Multi-Channel Cable Television Market. As of December 31, 2004, there were approximately 1.84 million homes covered by cable networks in Israel, with a penetration rate of approximately 52.5%. The high penetration rate for multi-channel cable television services in Israel is attributable to the high penetration of televisions, multiple televisions in homes, and the fact that we provide various programs and services.

               Subscriber Base. Between 2001 and 2004, the population of Israel grew at an average rate of approximately 1.8% per year. In 2004, our number of cable television subscribers decreased. Of our cable television subscribers, our number of digital subscribers increased, and our number of subscribers for other services provided over cable increased. During the same period, our number of access to High Speed Internet subscribers increased.

               Diverse Population. The cultural and linguistic diversity of Israel’s population has created a large pool of potential cable television subscribers with different viewing needs. From 1991 through the end of 2004, approximately 938,000 new immigrants arrived in Israel, representing approximately 52% of the increase in Isreal’s population during that period. In addition, a substantial portion of Israel’s population consists of first or second-generation immigrants, many of which we believe continue to speak the language of their country of origin and maintain strong cultural ties to that country.

          Digital Broadcasting Services. In July 2001, we began to provide digital broadcasting services, in addition to the analog broadcasting services which we provided all along. We offer our digital subscribers the digital Basic Package. In addition, digital subscribers may receive, at their choice, for additional consideration, content-products that include a variety of additional channels, channel packages and additional content products and services. For additional information on the Basic Package, please see “Item 4B. Products and Services”.

          Growth in the Number of Channels and Diversity of Content. We provide our subscribers with the most widely viewed cable television broadcasts in Israel. We continually aim to increase the number of channels we provide and improve the diversity of content, including channels in various languages for a large spectrum of viewers, in accordance with the perceived requirements of our subscriber base. The following are the new channels that we provide since January 1, 2001, most of which are subtitled or dubbed in Hebrew or Russian, which we believe promote viewer interest in cable television in Israel. The list is up to date as of May 31, 2005 .

❑

Added during 2001: the children’s’ channel (“Fox Kids”); the Indian entertainment channel (“Zee TV”); the Romanian entertainment channel (“Pro TV”); the youth channel (“BIP”); the 40 audio music channels; the European culture channel, (“ARTE”); the action channel (“Reality”); the Arabic family, sport, children movie and music channels (“ART” 1, 2, 3, 4 and 5); the entertainment channel (“E!”); the History Channel; the movie channels (“HOT Drama”, “HOT Action”, and “HOT Fun”); the movie channel (“MGM”); the Adventure channel (“Adventure 1”); the lifestyle channel, (“The Good Life”); the telenovella channel (“Viva Platina”); the sports channels (“Sport 5+”); and (“NBA”).

❑

Added during 2002: the life style channel (“The Mens Channel”); the movie channel (“HOT Prime”), and four music channels (“MTV Base”, “MTV 2”, “MTV Hits”, and “VH1 Classic”); the Russian movie channel (“MF”); the news channel (“Fox News”); the sports channel (“Eurosport”); the economics channel (“CNBC”); the sports channel (“Fox Sport”); and 4 regional radio channels.

❑

Added during 2003: the Russian channel (“NTV Mir”); the sports channel (the “Teams channel”); the Russian History channel (“History Russian”); the Judaism channel (“Techelet”); the Playboy channel (reinstated); the children’s knowledge channel (“Logi”); and the Russian Telenovela channel (“Romantica”).

❑

Added during 2004 : the Academic channel; the General Russian channel (“Moscow Open World”); the Extreme sports channel; Home+ channel; Karma channel; the Parents channel; the Campus channel;; Nickelodeon channel; the TVR channel; Inter Plus channel; the Baby channel (“Luli”); and the Private Blue channel.

❑	Added through May 2005: the premium series channel (“X-tra HOT”) and the High Definition channel.

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          For more information on the channels, see “Item 4B. Business Overview – Programming.”

          High Definition. We have recently commenced offering our subscribers a channel transmitted in High Definition technology. For more information about this channel, see “Item 4B. Business Overview–Products and Services.”

          Additional Services. We began offering Pay-Per-View services in October 2000, which are commenced by digital and analog HeadEnd equipment and received at the subscribers premises by analog and digital set-top boxes. As of January 2005, we have gradually provided Video on Demand services on a commercial basis to our subscribers. We also intend to commence providing Personal Video Recorder services to our subscribers in July 2005. For more information about these services, see “Item 4B. Business Overview–Products and Services.”

          Interactive Services. Since the end of 2001, we have provided interactive services to our digital subscribers. For more information about these services, see “Item 4B. Business Overview–Products and Services.”

          Access to High Speed Internet Over Cable Services. On April 8, 2002, as part of our competitive activity in the telecommunications market, we began to provide access to High Speed Internet over cable services through our infrastructure.

          Services to the Business Sector. HOT Telecom has commenced the marketing of additional communication services designed for businesses, such as Internet for businesses, various data transmission services and network services at different bit rates, including Internet Protocol Virtual Private Network, or IP VPN, Synchronous Digital Hierarchy, or SDH, services, and IP services . Please see the tables relating to our services to the business sector under “Item 4B. Business Overview – Services for the Business Sector”.

          Domestic Fixed Line Telephony Services. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. For more information on HOT Telecom’s domestic fixed line telephony services, see “Item 4B. Business Overview – Domestic Fixed Line Telephony Services.”

          Technologically Advanced Infrastructure. Due to the relatively recent buildout of the cable television industry in Israel, operators utilize advanced technologies, such as broadband, hybrid fiber optic/coaxial, or HFC, cable networks and digital video broadcasting, or DVB, platforms. The main benefits of using such technologies are the potential for greater capacity, increased functionality, improved broadcasting quality, and development of two-way communication based services. We installed and utilize a DVB platform, and previously upgraded our HFC network into a full two-way expanded bandwidth plant. We successfully employ access to High Speed Internet over our cable platform. We have upgraded our infrastructure to allow us to provide data over cable services. The technology upgrade is compliant with the technologies of the other parties to the proposed merger of the Israeli cable television operators. Based on our infrastructure, we plan to gradually implement more service layers, such as enhanced television interactive applications and other services, which utilize the cable television platform advantages over other alternative platforms.

          Integrated Fiber-Optic Network. The broadband networks of the three cable television operators in Israel are connected through nationwide fiber optic cable links. This interconnection is currently being used for sharing resources, for mutual back up measures and in order to create a uniform platform for new access to High Speed Internet services provided by us, Tevel and Golden Channels. That network also creates an opportunity, subject to regulatory approvals, to develop and provide subscribers throughout Israel with services such as telecommunications using the already installed cable television infrastructure networks.

Strategy

          Our mission is to leverage our cable television infrastructure and market share to be a leader in the Israeli telecommunications and entertainment industry. In order to achieve our mission, we are implementing strategies designed to:

❑	increase our range of video on demand and interactive value-added services offerings to our subscribers;

❑	enhance our broadband internet services, complete the rollout of our new domestic fixed line telephony services and gain significant market share in this area;

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❑

combine our cable television offerings, access to High Speed Internet and telephony into a “triple play” offer, with a view to increase revenues, reduce costs by lowering churn while increasing customer loyalty, and increase profitability of our operations; and

❑	focus on our customer relations, inter alia, by improving the efficiency and responsiveness of our customer service.

Competitive Strengths

          We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

❑

state-of-the-art technology and an advanced network and infrastructure which we own entirely, including two-way broadband transmission, HFC cables, a fully developed IP network for the supply of broadband internet access and near completion of a brand new state-of-the-art telephony over cable IP network, and a fully digitalized broadcasting system;

❑	a diversified and rich selection of programming content, including the supply of unique VOD services;

❑	high quality of broadcasting service and support for subscribers;

❑	bundle packages of our cable television offerings, access to High Speed Internet and telephony into a “triple play” offer;

❑	as of December 31, 2004, a large subscriber base which contains approximately 257,344 subscribers, constituting a penetration rate of approximately 52% in our license areas ;

❑	a highly experienced and dedicated management team and staff;

❑

technological unique advantages comprised of wide bandwidth, 2-way communication, one pipe for various multiple services (“triple play” i.e., voice, data, TV, VOD, PVR, access to High Speed Internet, etc.), and segmented network (which allows reuse of bandwidth and implementation of narrowcast and Unicast service).;

❑	reasonable fees for our cable television broadcast offerings and access to High Speed Internet over cable services, telephony services, and for other services; and

❑	offering various value-added services to our subscribers, including services targeted to the business sector.

Availability and Sources of Programming

          The increasing availability of cable television in Israel has provided an attractive alternative to the limited off-air television programming and the use of video cassette recorders and DVDs. We offer cable television analog and digital subscribers a single tier of basic service within the framework of the analog and digital Basic Packages. We offer our digital subscribers the possibility for additional channels and packages within the framework of our Premium Broadcastings and services and various marketing combinations that include the Basic Package and additional products, according to the subscriber’s choosing. Two of the most popular channels available to cable television operators in Israel are provided by HOT Vision. The three cable television operators in Israel currently provide the same program scheduling on all of the channels in each of their license areas, enabling subscribers throughout Israel to watch the same program at the same time under the brand name “HOT.” For information regarding the channels and packages included in the Basic Packages and the Premium Broadcastings, see “Item 4B. Products and Services - Basic Packages” and “Item 4B: Products and Services Additional Packages and Services”.

           We aim to diversify and improve the content quality we provide to our subscribers. We do so by adding new broadcasting channels and enriching the existing ones, including the VOD services, which offer a wide range of programming, and new interactive channels and applications. See the discussion in “Item 4B. Business Overview – Growth in the Number of Channels and Diversity of Content”.

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Products and Services

Overview of our Cable Television Services

          We offer cable television analog and digital Basic Packages, and we offer our digital subscribers Premium Broadcastings and a variety of channel packages and combinations.

          Subscribers are offered access to a variety of Hebrew language programming (including original, subtitled and dubbed), a home shopping channel, off-air channels originating in Israel and other selected countries, and satellite television channels. We charge subscribers an initial installation fee of NIS 99 including VAT, and a monthly subscription fee for the analog and the digital Basic Packages of approximately NIS 170.9-176.5 including VAT and 186.5 including VAT, respectively. We also require a deposit of approximately NIS 99 including VAT, for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 198 including VAT, for the addressable analog set-top box, and a deposit of approximately NIS 399 including VAT, for the digital set–top box. We partially refund the deposit when the set-top box is returned. The refund amount (which is linked to the Israeli consumer price index) is reduced by 10% of the value of the set-top box for depreciation each year or each partial year commencing from the date of installation of the set-top box and until the date we cease to provide services to such subscriber. Alternatively, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 9 and NIS 11 including VAT. We are allowed to sell the set-top box to a subscriber, at the subscriber’s option, in consideration for an amount not exceeding the value of the set-top box. In certain marketing campaigns, we fully refund the first set-top box given to our new customers in return for certain obligations to the company. We also charge subscribers fees for reconnection, installation of additional outlets in subscribers’ households, and provision of cable television services on the additional outlets. The fees set forth above include value added tax at a rate of 17%.

Programming

          We currently transmit programming on varying numbers of channels in our operating areas, which consists of off-air channels, local channels, satellite channels, dedicated channels, and other channels. The tables set forth below present our analog and digital Basic Packages and those additional channels and packages that are included within the Premium Broadcastings, which we provide to digital subscribersin the tiering system. For a discussion of the risks related to programming, see “Item 3. Risk Factors”, and for a discussion of certain of our costs associated with programming, see “Item 5. Operating Results – Results of Operations – Operating Expenses”.

          We and the other cable television operators have agreed, to pay royalties to certain organizations representing Israeli performing artists with respect to copyrighted materials broadcasted by the cable television operators. For the years ended December 31, 2002, 2003 and 2004, we recorded royalties expenses with respect to such organizations of approximately NIS 2.9 million, NIS 2.8 million and NIS 3.6 million, respectively.

          Off-Air Channels. The off-air channels we transmit to our subscribers are the Israel Broadcast Authority channels (Channel 1, Channel 33) and Channel 2. Although subscribers can receive transmission of these off-air channels through a household antenna or a satellite dish, the antennae located on our HeadEnds enable subscribers to obtain superior picture and sound quality.

          Satellite Channels. We transmit to our subscribers broadcasts of foreign and Israeli television channels which we receive at our HeadEnds via satellite. We pay fees for the right to transmit certain of these broadcasts. We have not received permission to transmit the respective broadcasts from all foreign satellite television operators whose broadcasts we transmit. However, pursuant to our Licenses, and subject to the permission of the Council, our freedom to remove channels from the Basic Packages is limited. The telecommunications rules prohibit the broadcasting of channels or programs without the consent of the original broadcaster. Furthermore, there can be no assurance that the satellite television operators to whom we do not currently make payments will not request payments from us in the future. In addition, a lawsuit was filed against us in connection with these matters. See “Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings”.

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          Special Cable Television Licenses. Under the Telecommunications Law, we are required to provide up to one-sixth of our network capacity for broadcasting to holders of special cable television licenses for specific channels. In addition, we have allocated programming time to broadcasting by local community organizations and the public educational channel, which we are obliged to broadcast according to the Telecommunications Law. With the exception of the broadcasts by local community organizations and the public educational channel, all such special cable television licensees are required to pay for the use of our network capacity. We are under an obligation to allow other broadcast license holders to have access to our network infrastructure, within three months from the date requested by the other licensee or producer. According to the approval of the Controller to the proposed merger, if we are unable to reach a commercial agreement with such broadcast licensee or producer within 60 days, the matter must be referred to arbitration and the arbitrator must act in accordance with the instructions of the Controller.

          Shopping Channel. In late 1995, we began transmitting a home-shopping channel, which offers products directly to cable television subscribers, known as the Shopping Channel. The Shopping Channel is broadcast pursuant to a special broadcast license and is provided to our subscribers as part of the digital and analog Basic Packages.

          Commercial Advertising and Dedicated Channels. According to the Telecommunications Law, the Council may grant special licenses to independent producers of specific dedicated cable television channels, and such channels may be entitled to offer commercial advertising. The Economic Committee of the Israeli Parliament, or Knesset, decided on January 27, 1998, that such dedicated channels will be: an Arabic channel, a Jewish traditional channel, two news channels, an Israeli music channel and one channel or more in foreign languages for new immigrants arriving to Israel. In 2001 and 2002, the Council selected winning bids for the tender for a News Channel, a general Russian Channel and an Israeli music channel, all of which are permitted to broadcast commercials. The general Russian Channel commenced broadcasts as of November 2002. The Israeli music channel commenced broadcasts as of June 2003. The Council decided to cancel the license granted by it to the News Channel as a result of the News Channel’s failure to timely commence broadcasting. To date, the Arabic channel has not commenced broadcasts. A bid for the Jewish traditional channel was published by the Council. As of the date of this annual report, a bidder has not been selected.

          Currently Channel 2, Channel 10, the general Russian Channel and the Israeli music channel are the only locally produced channels (which have commenced broadcasting) that have permits to air commercials. Some foreign satellite channels also air commercials. In addition to the prohibition on broadcasting commercials on our local channels, the Telecommunications Law, as amended, prohibits the broadcasting of commercials on channels that the Council has decided are targeted mainly to the Israeli public, without the prior approval of the Council. The Council has set certain criteria regarding these stipulations.

          The approval of the Controller to the merger of the Israeli cable television operators provides, among other things, that if the merged broadcasting entity receives approval to air advertisements on its channels, then the Controller shall have the power to impose additional restrictions upon the entity. We have no assurance that the merged entity shall receive any such approval to air commercials.

          Locally Produced Programming. In 1989, together with the other Israeli cable television operators, we established a company named ICP – Israel Cable Television Programming Company Ltd., which is now known as HOT Vision Ltd., for the purpose of jointly purchasing and producing content for our local channels. Today, HOT Vision creates, produces and acquires content for two channels (HOT 3 and HOT Movies). We own approximately 26% of HOT Vision and make payments to it based on the number of our subscribers. For the years ended December 31, 2002, 2003 and 2004, we paid HOT Vision approximately NIS 62.0 million, NIS 54.0 million and NIS 50 million, respectively.

          Local News Broadcasts. Our licenses also require that we provide periodic local news broadcasts in our license area. The content of our local news and local community programs varies in our operating areas. In accordance with the Council’s decisions of December 2002, February 2003 and June 2005, a Cable Broadcasting Licensees are required to produce local news broadcast for five license areas through an external producer, subject to the Council’s approval. We and the other two Israeli cable television operators entered into an agreement dated January 5, 2003, as amended on March 5, 2003, with Today’s Cable News – the Local News Company Ltd., commonly referred to as JCS, whereby JCS shall produce local news for the cable television operators for their respective areas.

Basic Packages

          In accordance with Israeli law and our Broadcasting License, we must provide each of our subscribers (analog and digital) basic broadcasts that include:

❑	Channels 1 and 33 of the Israeli Broadcasting Authority;

❑	the commercial channels (Channels 2 and 10);

❑	the Knesset channel;

❑	the Israeli educational channel;

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❑	channels of special cable licensees according to the Council’s instructions, on the digital service only - we currently broadcast Tourism, Health and Leisure from the Teva Hadvarim Group;

❑	dedicated channels pursuant to the Telecommunications Law (which currently only include the Shopping Channel, Russian Channel and Music Channel,);

❑	regional news and community broadcastings; and

❑	the EPG service, on the digital service only.

          Our Cable Broadcast Licenses stipulate that, in the event that we wish to reduce the scope of the basic broadcasts, we must request the Council’s approval. In the event that the scope of the analog basic broadcasts has been reduced, the Council may instruct us (subject to the approval of the Minister) to reduce the price for such reduced package to an amount determined by the Council. In such case, we would be entitled to present our position to the Council prior to it rendering its decision.

          Our Cable Broadcast Licenses stipulate that we may not charge our analog subscribers for the basic broadcasts more than approximately NIS 148 plus VAT in the Holon/Bat Yam and Haifa/Hadera regions, approximately NIS 140 plus VAT, in the Sea of Galilee/Netanya region, and approximately NIS 141 plus VAT, in the Golan/Safed and Kiryat Shemoneh region. Additionally, we may not charge our analog subscribers for a movie provided on Pay-Per-View basis more than approximately NIS 15 plus VAT, per broadcast. We may link our fees to the Israeli consumer price index from February 2002 (subject to regulations and the provisions of our licenses). Our Cable Broadcast Licenses do not stipulate fees for digital subscribers. Under regulations promulgated pursuant to the Telecommunications Law, we may determine our subscriber fees for digital subscribers (including the basic broadcasts package). The fees that we set for our digital subscribers must be reasonable, and the Minister may direct us to adjust such fees if he finds, among other things, that they are harmful to competition, discriminatory or misleading. The Council’s approval to the proposed merger of the Israeli cable television operators (as amended) stipulates, as a condition to the merger, that we, or the merged entity, will be subject to a maximum subscriber fee for both the digital and analog basic broadcasts packages of NIS 156 including VAT once the merger will be consummated. The subscriber fee will be linked to an index which includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations. The effectiveness of the Council’s condition regarding the linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law. To date, the Ministry has not adopted such an amendment. For more information on fees we charge our subscribers, see Item 4B “Business Overview – Overview of our Cable Television Services.”

          The Council has determined that all channels in the Basic Package on our digital platform must be included in the Basic Package on our analog platform, unless otherwise authorized by the Council.

Digital Basic Package

          The following table lists information regarding the Basic Package that we offer to our digital subscribers as of April 30, 2005.

Channel	Description	Language (1)

HOT 3	Entertainment	Hebrew
HOT Movies	Cinema Movies	Hebrew
Sport	Local and intentional games & Competition	Hebrew
Children	Cartoons, movies & other children entertainment	Hebrew
MTV	Europe video music	English
Channel 8	Culture, Science & Education	Hebrew and Russian
Local Channel	Local news & others-general	Hebrew
Channel 9	Russian channel	Russian
Channel 10	Third national channel	Hebrew
Israel 1	First national channel	Hebrew
Israel 33	General Channel of the Israel Broadcasting Authority	Arabic/Hebrew/English

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Channel	Description	Language (1)
CNN	World news	English
Sky news	World news	English
BBC World	Collection of BBC best programs	English
Fox News	World News	English
Channel One-Russia	Russian channel	Russian
RTR Planeta	Russian channel	Russian
NASHA KINO	Russian Channel	Russian
RTV Int	Russian Channel	Russian
NTV MIR	Russian Channel	Russian
Moscow Open World	Russian Channel	Russian
National Geographic	Localized channel of NGC	Hebrew
Academic Channel	Academic Lectures	Hebrew
Star World	Entertainment	English
Shopping	Israeli shopping channel	Hebrew
Israel 2	Second national channel	Hebrew
Education	Israeli educational channel	Hebrew
Music 24	Israeli Music	Hebrew
Knesset	Israeli parliament channel	Hebrew
Nickelodeon	Children’s channel	Hebrew/English
SAT 3	German channel	German
RTL	German channel	German
TV5	French channel	French
France 2	French channel	French
Arte	Culture	French
Euro sport	European sport broadcasting	English
VH-1	Video Music	English
TVE	Spanish channel	Spanish
RETE 4	Italian channel	Italian
TRT 1	Turkey 1	Turkish
TRT 2	Turkey 2	Turkish
INTERSTAR	Turkish channel	Turkish
DUNA TV	Hungarian channel	Hungarian
Emergency (2)	Emergency communications	Hebrew
SAT 1	German channel	German
LBC	Arabic channel	Arabic
Viva	Teledrama Channel	Hebrew
Fashion TV	Fashion TV	French
MEZZO	Classic Music Channel	French
Hop	Children Channel	Hebrew
Hallmark	Series and Movies	Hebrew/Russian
HOT Time	Pay-Per-View Portal	English/Hebrew
BBC Prime	English channel	English/ Hebrew
AXN	Action	Hebrew
TCM	Movies	English/Hebrew
ESPN	Sport	English
CARTOON	Cartoons, movies & other Children entertainment	English
TV 7-TUNIS	Tunisian channel	Arabic
Jordan	Jordanian channel	Arabic
Jordan	Jordanian channel	English
Morocco	Moroccan national channel	Arabic
Egypt	Egyptian national channel	Arabic
METV	Free Lebanon television	Arabic/English
MBC	Arabic channel	Arabic
Almustakbal	Entertainment	Arabic
Saudia	National	Arabic
Syria	National	Arabic
Aljazeera	News	Arabic
Dubai	National	Arabic
EPG	User Guide	Hebrew/English /Russian
User Guidance Channel	User Guidance Channel	Hebrew /Russian
Radio Channels	Music, News General	Hebrew /Russian

(1)	Originated, subtitled or dubbed, as indicated.
(2)	Operates only during emergencies.

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Analog Basic Package

          The following table lists information regarding the Basic Package that we offer to our analog subscribers as of April 30, 2005.

Channel	Description	Language (1)	Bat-Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee

HOT 3	Entertainment	Hebrew	✓	✓	✓	✓	✓	✓
HOT Movies	Cinema Movies	Hebrew	✓	✓	✓	✓	✓	✓
Sport	Local and intentional games & Competition	Hebrew	✓	✓	✓	✓	✓	✓
Children	Cartoons, movies & other Children entertainment	Hebrew	✓	✓	✓	✓	✓	✓
MTV	Europe video music	English	✓	✓	✓	✓	✓	✓
Channel 8	Culture, Science & Education	Hebrew/Russian	✓	✓	✓	✓	✓	✓
Channel 9	Russian channel	Russian	✓	✓	✓	✓	✓	✓
Local channel	Local news & others	Hebrew	✓	✓	✓	✓	✓	✓
TVE	Spanish channel	Spanish	✓	✓	✓	✓		✓
Channel 10	Third national channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 1	First national channel	Hebrew	✓	✓	✓	✓	✓	✓
CNN	World news	English	✓	✓	✓	✓	✓	✓
Sky news	World news	English	✓	✓	✓	✓	✓	✓
ORT Russia	Russian channel	Russian	✓	✓	✓	✓	✓	✓
RTR Planeta	Russian channel	Russian	✓	✓	✓	✓		✓
National Geographic	Localized channel of NGC	Hebrew	✓	✓	✓	✓	✓	✓
Star World	Entertainment	English	✓	✓	✓	✓		✓
RETE 4	Italian channel	Italian	✓	✓	✓	✓	✓	✓
Shopping	Israeli shopping channel	Hebrew	✓	✓	✓	✓	✓	✓
Israel 2	Second national channel	Hebrew	✓	✓	✓	✓	✓	✓
Education	Israeli educational channel	Hebrew	✓	✓	✓	✓	✓	✓
SAT 3	German channel	German		✓		✓	✓	✓
RTL	German channel	German	✓	✓	✓			✓
Jordan	Jordanian channel	Arabic				✓	✓
TV Guide	TV broadcasting programs	Hebrew	✓	✓	✓	✓		✓
Morocco	Moroccan national channel	Arabic	✓	✓	✓	✓		✓

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Channel	Description	Language (1)	Bat-Yam/ Holon	Haifa	Netanya/ Hadera	Golan	Arab section	Galilee

Egypt	Egyptian national channel	Arabic	✓	✓	✓	✓	✓	✓
METV	Free Lebanon television	Arabic/English	✓	✓	✓	✓	✓	✓
MBC	Arabic channel	Arabic	✓	✓	✓	✓	✓	✓
Israel 33	General channel of the Israeli Broadcasting Authority	Hebrew	✓	✓	✓	✓	✓	✓
Knesset	Israeli Parliament channel	Hebrew	✓	✓	✓	✓	✓	✓
TV5	French channel	French	✓	✓	✓			✓
France 2	French channel	French	✓	✓	✓	✓		✓
Euro sport	European sport broadcasting	English	✓	✓	✓		✓	✓
VH-1	Video Music	English	✓	✓	✓	✓	✓	✓
TRT1	Turkey 1	Turkish	✓		✓
TRT2	Turkey 2	Turkish	✓
DUNA TV	Hungarian channel	Hungarian	✓	✓	✓	✓		✓

Emergency (2)	Emergency communications	Hebrew				✓		✓
TV 7 -TUNIS	Tunisian channel	Arabic			✓	✓		✓
LBC	Arabic channel	Arabic		✓		✓	✓
Viva	Teledrama Channel	English / Hebrew	✓	✓	✓	✓	✓	✓
Fashion TV	Fashion TV	French	✓	✓	✓	✓		✓
MEZZO	Classic Music Channel	French	✓	✓	✓	✓	✓	✓
Hop	Children Channel	Hebrew	✓	✓	✓	✓	✓	✓
RTV Int.	Russian Channel	Russian	✓	✓	✓	✓		✓
Hallmark	Series and Movies	English/ Hebrew	✓	✓	✓	✓	✓	✓
BBC Prime	English channel	English/ Hebrew	✓	✓	✓	✓	✓	✓
AXN	Action	English/ Hebrew	✓	✓	✓	✓	✓	✓
TCM	Movies	English/ Hebrew	✓	✓	✓	✓	✓	✓
ESPN	Action	English	✓	✓	✓	✓	✓	✓
CARTOON	Cartoons, movies & other Children entertainment	English	✓	✓	✓	✓	✓	✓
NASHA KINO	Russian Channel	Russian	✓	✓	✓	✓	✓	✓
Almustakbal	Entertainment	Arabic					✓
Saudia	National	Arabic					✓
ART 1	Family	Arabic					✓
ART 2	Sport	Arabic					✓
ART 3	Children	Arabic					✓
ART 4	Movies	Arabic					✓
ART 5	Music	Arabic					✓
Syria	National	Arabic					✓
Aljazeera	News	Arabic					✓
Dubai	National	Arabic					✓
Music Channel	Israeli Music	Hebrew	✓	✓	✓	✓	✓	✓

(1)	Originated, subtitled or dubbed as indicated.
(2)	Operates only during emergencies.

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Additional Packages and Services

          As of March 1, 2005, we market to our digital subscribers, a new marketing method based on various combinations we offer our customers. According to the new method, our digital subscribers, in addition to the basic package offered to them, may receive, at their choice, for additional consideration, products that include a variety of Premium channels, channel packages, and a la carte channels.

          In addition, as of March 1, 2005, we offer all of our subscribers a bundled package of our cable television offerings, access to High Speed Internet and telephony services (available only to subscribers in the areas where HOT Telecom has commenced providing telephony services) into a “Triple Play” offer. Under the Triple Play offer, analog subscribers may receive, in addition to the basic analog cable television package, access to High Speed Internet and telephony services. Digital subscribers may receive under the Triple Play offering, the digital basic package, additional channel packages and a la carte channels, plus access to High Speed Internet and telephony services. The fees associated with the content are fixed. Further, the subscriber is permitted to change channel packages once a month without incurring an additional fee.

Product Choices

One Package Choice.

          Below please find the list of packages available to our digital subscribers.

Name of Package	Channels Included

Movies	HOT Drama
HOT Fun
HOT Action
HOT Prime Games and Content about Movies MGM

Children	HOT Fun
Parents Channel
Logi
Jetix
Games Channel

Parents and Babies	Parents Channel
HOT Luli

Enrichment for Children	HOP Lomdim Gordy's Friends

Music	VH-1 Classic
MTV Hits
MTV 2
MTV Base

24 Music Choice	Variety of Music Channels

Entertainment and Leisure	Bip- the laughter channel Xtra Hot - the series channel The Good Life E! Leisure and Entertainment History channel Adventure 1

Men and Sport	Reality TV

Ego
Sport 5+
Eurosport News Fox Sports Extreme Sports CNBC
Russian	Reality TV
HOT DJ
History Channel
Romantica
E!
Karma and Home+	Home+
Karma

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A Product of Two Channels.

          Below please find the list of channels available to our subscribers under our Product of Two Channels.

Channels Included

Bip- the laughter channel
Xtra Hot - the series channel
The Good Life
E!
Home+
Reality TV
Ego
Karaoke
Parents Channel
History Channel
Adventure 1
Eurosport News
Fox Sports
Extreme Sports
CNBC
HOT Luli
Logi
Jetix
VH-1 Classic
MTV Hits
MTV 2
MTV Base
Mega Film
Romantica
Ukranian Channel Inter+
MGM

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A La Carte Channels.

          Below please find a list of our channels that are offered a la carte.

Channels Included

Viva Platina
The Nature and Things
Tchelet Channel
Pro-TV
Romanian Channel TVR
HOT Time
Playboy Channel
Private Blue
Campus
Viva Espanola
Entertainment and Leisure
Vegas (Games for adults)
Double Click
Gogo Club
The Green Point (in the Children’s Channel)
Jetix Channel
Karaoke Channel
Gogo
Klick
The Hot Game
Weather- Daily and Weekly forecast in Israel and Abroad
Horoscope, Forecast and Matches
Personal Horoscope
HOT Talk

We intend to provide an additional package in the future called VOD For Choice.

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Pay-Per-View

          Pay-Per-View services are covered by our Cable Broadcast Licenses. We are subject to maximum price restrictions for analog Pay-Per-View services, of approximately NIS 15 plus VAT, per broadcast. We are also subject to restrictions regarding payment for specific broadcasts, the time duration of a single broadcast and certain restrictions regarding the cancellation of a Pay-Per-View order by a subscriber. We are authorized to offer live broadcasting by Pay-Per-View. We began providing Pay-Per-View services to our subscribers in October 2000. We currently broadcast 10 Pay-Per-View channels on the digital platform. Pursuant to our request, on June 24, 2004, the Council resolved to allow us to cease to provide Pay-Per-View services on our analog platform, subject to our commitment, with respect to subscribers that received such service commencing from January 1, 2003, to provide to such subscribers who approach us, the option to use such service upon their request, on terms determined in the Council’s decision. Beginning in March 2005 and ending in April 2005, we gradually ceased to provide Pay-Per-View services on our analog platform in all of our operating areas.

Video On Demand

          In January 2005, we gradually commenced providing Video on Demand services on a commercial basis. Currently, VoD services are provided in the majority of our operating areas. Video on Demand, or VOD, is a service that allows television viewers to instantaneously select and view various contents (such as library movies, current movies, series, contents for children, contents for adults, sports content, entertainment and leisure contents) at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder, thereby allowing the viewer to determine and control exclusively the timing and the speed in which he would like to watch the selected content. The VOD service gives the subscriber direct and instant access to a variety of content-libraries via a friendly access portal for the user. We provide VOD services to our digital subscribers in accordance with the approval rendered to us by the Council. We currently charge a fixed subscription fee for our VOD services. In addition, while various contents are not subject to additional payment, certain contents are subject to additional fees on a pay-per-use basis or a subscription VOD basis. On June 9, 2005, the Council published a hearing regarding the limitation on ownership with respect to the provision of VOD services.

Personal Video Recorder

          We intend to begin providing Personal Video Recorder, or PVR, services in July 2005 under the brand name HOT Magic. PVR is a device, based on large storage (hard-drive) and an easy-to-use user interface. PVR services allow the viewer to decide what content to record along with providing them with the convenience of being able to watch them whenever they want. PVR services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

High Definition

          In May 2005, we gradually commenced providing a high definition channel. As of June 2005, this channel is available to all of our subscribers. The high definition channel broadcasts contents using a high definition system. The high definition technology enables the subscriber to enjoy a sharp quality picture and peripheral sound in the dolby digital system. The high definition channel’s contents are diversified, and include sports, music, lifestyle and travel.

Interactive Services.

          Since the end of 2001, we have provided interactive services such as Horoscopes and Weather to our digital subscribers. In June 2002, we added to our interactive services to include Games Channels. Since February 2002, we provide an entertainment programming guide service. Various interactive applications have been integrated into different channels since July 2002. Since August 2002 we provide an interactive invoice service. In December 2002, we began to implement an interactive voting application, which allows our subscribers to participate in television votes conducted on certain programs through the use of the subscriber set-top box. In January 2003, we began to implement an interactive commercial application. Since the end of the fiscal year 2003 and through to June 2005, we have commenced providing the following interactive services to our digital subscribers: two children’s channels (HOP Lomdim and Gordy’s friends); Vegas Channel; Karoake Channel (in Hebrew and Russian); Net Action; and TV Mall Channel. We currently offer our digital subscribers Games Channels also on a pay-per-play basis (pay per game) or pay-per-use basis (pay per defined duration of time played), the use of which may be limited by the subscriber (for the purpose of parental control), on the basis of a predetermined maximum monthly fee. Subject to the receipt of the relevant regulatory approvals, we intend to provide additional interactive services in the future, including interactive channels, games channels and integration of interactive applications into additional channels.

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Internet Services

          On April 8, 2002, we launched a service of access to High Speed Internet over cable. Initially we offered promotional packages to the subscribers to the trial services and other initial subscribers to the service. We currently offer access to High Speed Internet over cable services in all of our license areas, and at December 31 2004, we had 88,324 access to High Speed Internet over cable subscribers. As of May 31, 2005, we had approximately 96,000 access to High Speed Internet subscribers. The table below sets forth the products we offer to our residential subscribers of access to High Speed Internet over cable services.

Upload Speed	Download Speed

64Kbps	0.256Mbps
96Kbps	0.75Mbps
128Kbps	1.5Mbps
150 Kbps	3.0Mbps

          In addition, we offer our Internet subscribers the option to upgrade the Upload Speed of our access to High Speed Internet over cable products, by 64Kbps (‘Extra’) and 128Kbps (‘Extra Plus’).

HOT Telecom’s access to High Speed Internet over cable service, which is provided to the residential subscribers in the former Infrastructure License areas by us, allows the user to directly access the Internet over cable broadband infrastructure, through the use of a cable modem and personal computer, and there is no need for dial-up activity

Services for the Business Sector

          In March 2004, HOT Telecom commenced the marketing of additional communication services designed for businesses, including access to High Speed Internet for businesses, Internet Protocol Virtual Private Network, or IP VPN, and data transmission services and network services at different bit rates.

          HOT Telecom markets packages with the following various broadband widths:

Broadband Cable Internet for Businesses

Name of Package	Upload Speed	Download speed

HOT Business 750K	150 Kbps	750 Kbps
HOT Business 1.5M	150 Kbps	1.5 Mbps
HOT Business 3M	150 Kbps	3 Mbps

          In addition, HOT Telecom offers its subscribers the option to upgrade the upload speed of these products by 64Kbps and 128 Kbps.

Access to High Speed Cable Internet for Businesses

Name of Package	Upload Speed	Download speed

HOT Business 2M/512K	512 Kbps	2 Mbps
HOT Business 3M/512K	512 Kbps	3 Mbps
HOT Business 3M/1M	1 Mbps	3 Mbps
HOT Business 4M/1M	1 Mbps	4 Mbps

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Data Transmission Services and Network Services at Different Bit Rates

          HOT Telecom provides broadband connections which allows for the transmission of data at different speeds over a fiber optic and coax cable in a variety of technologies.

SDH Services

The following diverse services are provided on the (SDH) transmission backbone:

Transmission rate
E1	2Mbps
E3	34Mbps
DS3	45Mbps
STM-1	155Mbps
STM-4	622Mbps
STM-16	2.5Gbps
F.C Escon Fecon	1.06Gbps
200Mbps
1.06Gbps
G.E	1Gbps

IP Services

The following diverse services are provided on the IP backbone:

Type of infrastructure	Interface
Optic/copper	10BaseT
100BaseT
1000BaseT
1000BaseFX
Coax	10BaseT

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Domestic Fixed Line Telephony Services.

          In November 2004, HOT Telecom commenced providing domestic fixed line telephony services to residential and business subscribers. A subscriber may subscribe only to the telephony services without having to subscribe to our broadcasting or access to High Speed Internet services. HOT Telecom also provides ancillary services, such as: voicemail services, caller ID, last-call service, and call blocking options. As of June 2005, HOT Telecom provides such services gradually throughout its license areas, including provision of the ancillary services in stages. By using HOT Telecom’s telephony services, a subscriber can call and receive phone calls from the Bezeq network, from all of the cellular networks, and from abroad through the Israeli international telephony operators. The payment for HOT Telecom’s telephony services is based on a fixed monthly fee for the basic package, which includes up to 2,000 minutes per month (to the Bezeq network and to the HOT Telecom network) plus caller ID, last-call service, and call blocking services, without additional fees. HOT Telecom offers its subscribers 24-hour customer service and maintenance. HOT Telecom commenced supplying telephony services to small offices and big businesses via PRI channels. HOT Telecom has an interconnection agreement with all of the cellular suppliers and with the major international telecommunication companies, including Barak, Golden Lines and Bezeq International.

          On July 9, 2004, Hot Telecom, signed an agreement with an Israeli entity in the global Lucent Int. Group for the establishment of a telephony network based on the cable infrastructure. The agreement is a framework agreement for 100,000 subscribers and, in the first stage, orders have been issued for the establishment of a network for approximately 60,000 telephony subscribers in consideration for an estimated amount of US$ 19 million. As of May 31, 2005, to secure the payments to Lucent, we provided a bank guarantee in the amount of approximately NIS 7.7 million. In addition, Tevel and we, guarantee, jointly and severally, in a total aggregate amount of US$ 4.5 million to secure the payments of HOT Telecom to Cisco. The cable television operators signed an indemnification agreement with respect to this guarantee.

Sales, Marketing and Customer Service

          Sales and Marketing. Our marketing strategy is to increase the subscriber penetration within our license areas and maintain subscriber satisfaction in order to preserve low subscriber churn rate and to increase the average revenues per user, or ARPU. We market and sell our services through the combined efforts of integrated sales, marketing, technical and customer service groups. We train our personnel to provide information concerning technological advances and to address the specific requirements of existing and potential subscribers. We monitor the performance of these personnel through a variety of supervising methods. In addition, HOT Vision participates in rating surveys conducted by independent organizations, and we also use training programs and surveys prepared by independent professional marketing consultants to help increase the effectiveness and efficiency of its sales and marketing groups.

          During the initial phase of the buildout of our network, we sought to create awareness of our cable television services and stimulate subscriber demand. In an effort to increase subscriber penetration, we initially relied on door-to-door visits by sales personnel who introduced our products and services by offering on-location demonstrations. We also utilized billboards, direct mail and mass marketing programs, including radio advertising, print media and shopping mall demonstrations to further marketing efforts. As the buildout of our cable television network continued and subscriber penetration rates increased in the license areas, we placed greater emphasis on telemarketing and direct mail efforts to target those groups that had not subscribed for our services, tailoring the campaign to the specific requirements of such potential subscribers. This targeted marketing had the effect of reducing the marketing costs incurred in attracting new subscribers. We have further refined our focus to preserve our existing subscriber base and, in this context, we have established marketing locations in centrally located consumer malls within our license areas.

          As part of our effort to attract and maintain subscribers, we market our services, inter alia, by advertising on television and through print media, direct mail, and telemarketing. In addition, as part of our effort to maintain subscribers, we broadcast channels and programs that we broadcast for promotion and cross promotions. We also invest in promotions specifically aimed at the Russian sector in Israel due to the potential of this market.

          We also contact subscribers who request to be disconnected and attempt to rectify any perceived or actual problem promptly. Under the Telecommunications Law and the subscriber agreement, we are required to disconnect an analog subscriber within 14 days of receipt of a written disconnection request, or such later date as the subscriber may request. According to our Cable Broadcast Licenses, we are required to disconnect a digital services subscriber within 2 business days of receipt of a written disconnection request or such later date as the subscriber may request, and we must not charge the subscriber any fees from the date of the disconnection. According to the HOT Telecom Infrastructure License, HOT Telecom is required to disconnect services provided under our Cable Broadcast Licenses and the HOT Telecom Infrastructure License (including access to High Speed Internet over cable services) within 2 business days of receipt of a written disconnection request or such later date as the subscriber may request. During those periods, the marketing and sales groups contact the subscriber in an effort to retain the subscriber.

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          Although we seek to limit disconnections initiated by subscribers, a certain amount of such disconnections is inevitable, either because a subscriber has moved outside of our license areas or has decided that it no longer wishes to receive our services. We make marketing efforts towards such homes that have disconnected cable services in order to get cable television subscriptions reinstalled by new subscribers who have moved into such locations or by subscribers who made a decision to no longer receive cable television services. We believe that satisfaction with our services is essential to reaching and maintaining high levels of penetration. We have combined our cable television offerings, internet access and telephony into a “Triple Play” offer, with a view to increase revenues, reduce costs by lowering churn while increasing customer loyalty, and increase profitability of our operations. An integral part of our efforts has been to create for ourselves a positive image among our potential and existing subscriber base. To foster such image, we have been involved, and intend to continue to be involved, with various communities within our license areas by participating in public campaigns with local authorities.

          Customer Service. We believe that highly efficient, responsive and prompt customer service is a significant factor in our marketing efforts to build and retain subscriber satisfaction. Since 1999, we operated a service number for the convenience of our subscribers. We currently operate a toll free number for our cable television subscribers. As of December 31, 2004, we had a staff of 246 customer service personnel on a full-time or full-time equivalent basis. Our subscriber service personnel provide information regarding, among other things, subscriber bills, special offers, channels, packages and available services. Our customer service personnel also provide technical support via telephone so that, to the extent possible, subscribers will not have to wait for on-site service. However, if a problem cannot be resolved over the telephone, a service technician is dispatched to the location, usually at no cost to the subscriber, depending on the circumstances and pursuant to the terms of the license. The customer support staff routinely provides feedback to the marketing and research and development groups. Our customer service personnel also engage in sales activities.

          Operating Areas.

          During 2003, we unified the 4 operational areas into 2 operational areas- Netanya and Haifa. Since the last quarter of 2004, the activity of the cable television operators, within the framework of the operational merger, is conducted in four operating areas, which include the Northern area (includes Haifa and Galilee); the Sharon area (includes Netanya and Hadera), the Shfela area (includes Bat-Yam and Hulon) and the Southern part of Israel. We do not operate in the Southern part of Israel.

A Description of the Geographical Areas according to our Broadcast Licenses Areas.

In the fiscal year 2004, we conducted our operations in the following geographical areas.

—

Haifa: The Haifa operating area includes the city of Haifa and the surrounding communities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2004, the area included approximately 138,650 households, and our network in the Haifa area passed 136,238 homes and had approximately 74,609 cable television subscribers.

—

Galilee: The Galilee operating area includes the city of Tiberias, along the Sea of Galilee, Safed and Kiryat Shemona, in Israel’s north, as well as the surrounding small towns and agricultural communities, and the Golan Heights. As of December 31, 2004, the area included approximately 58,002 households, and our network in the Galilee operating area passed 54,986 homes and had approximately 26,878 cable television subscribers. We have not completed the buildout of the cable network in this operating area.

—

Bat-Yam/Holon: The Bat-Yam/Holon operating area includes the cities of Bat-Yam and Holon (which border Tel Aviv to the south) and neighboring areas. We completed installation of most of the cable transmission network in this operating area by the end of 1991. As of December 31, 2004, the area included approximately 118,806 households, and our network in the Bat-Yam/Holon area passed 118,806 homes and had approximately 68,742 cable television subscribers.

—

Netanya/Hadera: The Netanya/Hadera operating area includes the coastal cities of Netanya, approximately 30 kilometers north of Tel Aviv, and Hadera, located between Haifa and Tel Aviv, and adjacent communities to these cities. We substantially completed the installation of a regional cable transmission network in this operating area in 1995. As of December 31, 2004, the area included approximately 210,036 households, and our network in the Netanya/Hadera area passed 188,722 homes and had approximately 87,115 cable television subscribers.

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Description of our Subscriber Penetration on a Geographical Basis According to our Broadcast Licenses

          The table below contains information on subscriber penetration on a geographical basis as of December 31, 2004 according to our broadcast licenses.

Area	Date Commenced Cable Television Operations	Approx No. of Households	Plant Length (km)	Homes Covered	Cable Television Subscribers	Penetration Rate of Homes Passed(1)	Penetration Rate of Households (2)	Internet Subscribers

Bat-Yam – Holon	March 1990	118,806	596	118,806	68,742	57.9%	57.9%	20,731
Haifa	September 1991	138,650	1,160	136,238	74,609	54.8%	53.8%	25,956
Netanya – Hadera	January 1993	210,036	3,344	188,722	87,115	46.2%	41.5%	32,838
Galilee	December 1990	58,002	1,225	54,986	26,878	48.9%	46.3%	8,799
Total		525,494	6,325	498,752	257,344	51.6%	49.0%	88,324

(1)	Cable television penetration of homes covered is calculated by dividing the total number of cable television subscribers at applicable date by the total number of homes covered.
(2)	Cable television penetration of households is calculated by dividing the total number of cable television subscribers at the applicable date by the total number of households.

          For information on our HeadEnd Agreements, see “Item 4B. Business Overview – Technological Preparations for Competition in the Telecommunications Market.”

Technological Preparations for Competition in the Telecommunications Market

          As part of our preparation for competition in the telecommunications market, we have defined, performed and completed a network upgrade project, for segmentation and bandwidth expansion.

          In order to enable fast two-way communication via cable modems, a split of the HFC network into smaller sub-networks, known as Segmentation, is necessary. The Segmentation project involves significant installation of new fibers and optical equipment. We completed the Segmentation process by the end of 2000 to the extent actually required to reflect our subscriber demand.

          Our original network bandwidth was 50-550MHz, and fully occupied 45-48 analog television channels. Full utilization of our network capacity is not possible due to regulatory restrictions. We have upgraded our network in order to expand the network capacity to 860MHz. The upgrade project included bandwidth expansion of both the downstream and the upstream paths. The network’s old equipment has been replaced, in all of our operational areas, by a new uniform type of equipment. The bandwidth expansion increased the network capacity by approximately 25 analog channels, which is equivalent to more than 400 digital channels, and enabled bandwidth allocation for new added value services.

          The network Segmentation and bandwidth expansion projects are part of our technological enhancement plan, which enables us to offer subscribers a new variety of interactive services, access to High Speed Internet over cable using, alternatively, the television screen or a personal computer, Pay-Per-View services, VOD, and may enable us in the future to offer other bandwidth consumer services.

46

          We have completed a substantial portion of the construction of our cable television broadcast and transmission system, including technologically advanced HeadEnds and a broadband, hybrid optical fiber/coaxial cable television network. Our cable network consists almost entirely of underground plants. Our cable transmission network is capable of supporting both broadcast transmission and two-way data transmissions for various telecommunications applications.

          As part of our technological preparations toward becoming a multi-service operator for multi-channel television broadcasting and interactive television, access to High Speed Internet over cable, telephony and data over cable services, we have completed the installation of an addressable analog broadcast system; a digital broadcast system and a data-over-cable platform. During the first quarter of 2005, we phased out the addressable analog system and introduced a new state of the art VOD (Video On Demand) Platform, as well as a VoIP landline telephony service. The VOD platform will enhance our ability to launch new services, which are not possible, as of today, by YES, our main competitor in the television services.

          The digital system enables us to provide our subscribers with dozens of broadcasting channels, channel packages according to choice, Telephony, access to High Speed Internet and data services, interactive services, and added value services, including Pay-Per-View, Video on Demand and High Definition. During the last year we also introduced an array of Interactive applications and services including e-commerce, chat and messaging services, multi-user games etc. Overall, we provide more then 100 Interactive applications to our subscribers.

          We are currently in the final stages of introducing our PVR platform (an XTV Set-Top-Box), which will complement our VOD Platform and will enable us to offer our subscribers the most comprehensive user experience available today.

HeadEnds

          A cable television system begins with a HeadEnd, which transmits signals obtained from the following three main sources: satellite broadcasts received by dish antennae; local broadcasts received off-air or via optical transmission; and programs played back from videocassette recorders and/or video servers. A fiber optic cable network transmits signals carrying all the system’s channels from the main HeadEnd to secondary HeadEnds and distribution hubs, which cover the different areas of the licenses and service zones. From the secondary HeadEnds/hubs, the services are distributed to subscriber homes via an HFC network. The drop cable terminates at a wall outlet installed in the subscriber household; a cable from the wall outlet passes through a channel converter or a Digital Set-Top-Box to the subscriber’s television set. A wireless remote unit enables the viewer to select a channel from among the broadcasted channels. Subscribers who own cable-ready television sets and prefer the analog services only, may connect their sets directly to the wall outlet and select the viewing channel via the television set’s control panel/remote control.

          In November 1989, pursuant to a special permit issued by the Ministry of Communications prior to our receiving a franchise, we became the first cable television operator in Israel to supply cable television services when we commenced operation of our HeadEnd in Bat-Yam. This HeadEnd is operated as a secondary Headend serving the Bat-Yam/Holon operating area. Currently, this HeadEnd is in the process of shut down and unification with Tevel’s Rishon Lezion HeadEnd.

          The subscribers in the Galilee license area are served by a HeadEnd located at Ramot Naftali (completed in December 1990), which includes, among other things, a back-up play-back system and satellite dish antennas, cable-television programming is transmitted by microwave from the HeadEnd to two unattended sites, located in the Galilee license area, which in turn is transmitted by underground cable to subscribers. As of the second quarter of 2005, those microwave links have been replaced by modern two-way fiber optics links to enable the full range of digital services to all the subscriber population.

          In September 1991, we completed construction of a HeadEnd located in Haifa. This HeadEnd operates as a master HeadEnd and includes, among other things, a playback system, satellite dish antennas and a production studio that generates original programming. A fiber-optic network carries the services from the Haifa HeadEnd to the Netanya operating area and the secondary Headends at Bat-Yam and Ramot Naftali.

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          We acquired the HeadEnd equipment primarily from suppliers in the United States. Construction of the HeadEnds was for the most part carried out by sub-contractors supervised by a technical team we provided. The HeadEnds are located on land that we either purchased or lease under a long-term lease.

          The cable installation includes several stages, such as: preparation of an engineering plan and receipt of permits from local authorities, excavation, laying the cable and network installation (including connecting cables that have been laid and installation of network components); and repaving the area where the work was conducted.

          The network installation for a given geographic area is deemed to have been completed when the infrastructure necessary to connect a building to the network has been installed adjacent to each of the buildings in the area. After completion of the network installation, network equipment is installed in the buildings in the relevant area and subscribers are connected to the system. As of March 31, 2005, we completed the installation of approximately 3,931 miles of underground Coax and Fiber Optic cables.

          We supervise the various stages of network installation, which are performed by design, infrastructure and network contractors. We are not dependent on the services of any one of those contractors. In addition, we purchase equipment, including cable, from a number of foreign suppliers and are not dependent on any particular supplier. In building the network, we have left additional conduit space for future uses.

           In April 2005, we and the other two Israeli cable television operators entered into an agreement (the “HeadEnd Agreement”) in order to cooperate for the purpose of improving the efficiency of the transmissions of the multi-channel television broadcasts for subscribers, by way of a joint use of the cable television operators HeadEnds including the unification of the operational systems which are connected to the HeadEnds, according to the following terms: (1) the distribution of the multi-channel television broadcasts for subscribers of the cable television operators shall be carried out jointly by the HeadEnds of the cable television operators as one system; (2) the cable television operators shall bear the cost of the HeadEnds system, including depreciation, according to the proportional number of subscribers of each cable operator as shall be updated each quarter; (3) each cable operator, if required, shall enable the use of its HeadEnd system for the purpose of the exercise of the joint cooperation under the HeadEnd Agreement. The HeadEnd Agreement pertains only to the right of use of the HeadEnds, and does not address any transfer of assets. In addition, the cable television operators shall consider the need to unify HeadEnds or the need to partially shut down part of the HeadEnds or the need for a cessation of certain HeadEnds activities. As of the date of the signing of the agreement, the cable television operators resolved to take the following actions effective on April 1, 2005: (i) the shut down of part of Tevel’s broadcasting HeadEnd activities in Tel Aviv, which will be performed instead at our broadcasting HeadEnd in Haifa, and as a result, Tevel’s broadcasting HeadEnd in Tel Aviv will become an unmanned broadcasting HeadEnd; and (ii) the shut down of part of our broadcasting HeadEnd activities in Bat-Yam, which shall be unified with Tevel’s broadcasting HeadEnd in Rishon-lezion. The finance of the HeadEnds’ activities, including future investments, shall be performed pursuant to a budget as shall be agreed upon and approved by the cable television operators, according to the proportional number of subscribers of each cable television operator.

Cellular Telecommunication Services

          We became a shareholder in Partner Communications Company Ltd., or Partner, one of four providers of mobile cellular telephone services in Israel, and one of the two operators which use the GSM technology on a fully commercial basis in Israel.

          In April 1998, Partner received its license to establish and operate a mobile telephone network in Israel. In October 1999, Partner completed an offering of its shares to the public, raising a gross sum of US$ 525 million. Partner’s shares are traded on the Tel Aviv Stock Exchange, and its American Depositary Shares, or ADSs, each representing one of Partner’s ordinary shares, are quoted on the Nasdaq National Market and are traded on the London Stock Exchange. As a result of Partner’s initial public offering we recorded capital gains in the amount of approximately NIS 447 million. In addition, Partner repaid its shareholder loans which it owed to us. In April 2002, we sold approximately 50% of our holdings in Partner to a subsidiary of Hutchison Whampoa Ltd., in consideration for approximately NIS 305 million. In November 2003, we sold shares of Partner representing approximately 2.1% of Partner’s issued and outstanding share capital in market transactions. In April 2005, we sold to Partner 7,783,444 ordinary shares, or approximately 4%, of its issued and outstanding shares, for total consideration of approximately NIS 250 million. Currently, through Matav Investments Ltd., we beneficially own approximately 1.2% of Partner’s issued and outstanding share capital.

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International Telecommunication Services

          Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd. (“Barak”), an Israeli company, provides international telecommunications services, which include voice, data, Internet to the business and residential markets in Israel. Barak was one of the three companies originally licensed by the Ministry of Communications of the State of Israel to provide international telecommunications services. Barak commenced providing international voice services on July 4, 1997.

          We indirectly hold a 10% share ownership interest in Barak. The other major beneficial shareholders in Barak are Clalcom Ltd. (“Clalcom”), and indirectly, Sprint International, Inc., Deutsche Telekom AG and France Cables et Radio SA. We have the right to appoint one director to the board of directors of Barak (which is comprised of 10 directors), pursuant to a shareholders’ agreement.

          Since we have a 10% interest in Barak, our holdings in Barak are reflected in our financial statements on a “cost” basis. Barak’s financial results do not affect our financial statements.

          In December 2001, the Minister of Communications published its policy to work towards opening the international telecommunications market in Israel to additional competition. In April 2004, the Minister published regulations in order to achieve this. The regulations provide that companies that meet the required preconditions to serve as an international telecommunications operator may receive licenses, except for domestic operators, cellular operators or material operators in the field of international transmission services. Accordingly, during the second half of 2004, the Ministry of Communications has granted three additional licenses for the establishment and operation of international telecommunications systems in Israel, of which two were given to large providers of access to High Speed Internet.

          On November 28, 1997, Barak issued notes in an aggregate principal amount of US$ 183 million, due 2007. The notes were issued at a discount on their aggregate principal amount at maturity and generated gross proceeds of US$ 100.2 million.

          As at December 31, 2004 the principal amount of the notes outstanding totaled US$ 122.4 million. The notes bear interest payable semi-annually, commencing May 15, 2003. Until the payment was due on November 15, 2004, Barak had met its interest payment obligations. However, Barak has decided to defer payments of interest to the noteholders in the amount of US$ 7.6 million each, which were due in installments on November 15, 2004 and May 15, 2005.

          Since Barak did not pay the interest payment within the 30-day period, the noteholders may have the right to request for the immediate acceleration of the bonds, subject to certain limitations. Barak does not currently have the financial ability to repay these notes in full. As of December 31, 2004, Barak had a capital deficiency in the amount of NIS 527 million and a working capital deficit in the amount of NIS 704 million. During 2002, we wrote-off approximately NIS 8.8 million of our investment in Barak. During 2004, we wrote off the remaining portion of our investment in Barak in the amount of approximately NIS 16 million. These decisions were based on a company valuation of Barak, the deterioration in Barak’s financial position, the opening of the international communications segment to new competitors and the granting of licenses to three additional operators, as described above.

          During 2004, Barak increased the total volume of voice traffic by approximately 14%. Barak reported revenues of NIS 704.4 million in 2004 as compared to NIS 711.4 million and NIS 694.7 million in 2003 and 2002, respectively, and net loss of NIS 53.4 million in 2004 as compared to net income of NIS 55.9 million in 2003 and NIS 62.6 million in 2002.

          On June 15, 2005, Barak, Clalcom and Clal Industries and Investments Ltd. (together: “Clal”), Dial-the Israeli Company for International Communications Ltd. and we, entered into a Non-Binding Term Sheet in order to set out the terms for a proposed reconstruction (the “Reconstruction”) of Barak’s capital and debt (the “Term-Sheet”), subject, inter alia, to the entry by Barak, certain holders of Senior Subordinated Discount Notes due 2007 of Barak (the “Existing Notes”) (the “Note Holders” or the “Ad Hoc Committee”), Clalcom and Clal Industries and the current (pre-restructuring) shareholders of Barak, into a definitive Restructuring Agreement. The Restructuring Agreement shall be effected through, amongst other things, a plan under Section 350 of the Companies Law (the “Plan”).

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          Pursuant to the terms agreed in the Term Sheet, upon the Plan becoming effective in accordance with Israeli law and, unless otherwise agreed between Barak, the Ad Hoc Committee and Clal, in the U.S. (the “Closing”), Barak shall pay the Note Holders, a cash sum (the “Cash Payment”) of US$ 32.35 million in exchange for the full and final compromise of: (a) US$ 57.4 million of the principal face value of the Existing Notes; (b) default interest on the interest coupon due on the outstanding Existing Notes on November 15, 2004 (the “November Coupon”), but excluding the November Coupon itself, the amount of which is US$7.65 million; and (c) all interest accrued on the outstanding Existing Notes, including the interest coupon due on the outstanding Existing Notes on May 15, 2005 and all default interest thereon, but excluding (i) the November Coupon, and (ii) the interest due on the Residual Notes, as defined below, accruing from March 1, 2005 (The “Debt Compromise”).

          The Term Sheet provides that the Cash Payment shall be funded by Clal in exchange for ordinary shares that will be issued to Clal by Barak, on terms to be agreed between Clal, Barak and the other current shareholders of Barak, subject to the prior approval by the Ad Hoc Committee with regard to the pro forma post-Restructuring balance sheet. Following Closing, Clal will own at least 95% of the share capital of the Barak, subject to any participation by the current shareholders of Barak in the funding of the Cash Payment.

          On June 28, 2005, our board of directors resolved to participate in the funding of the Cash Payment in the amount of approximately US$ 6 million, in accordance with our proportional holdings in Barak. As required by a letter agreement that we entered into with Clal, we notified Clal on June 29, 2005 of such decision by our board of directors. As a result of such participation, our holdings in Barak will be increased upon the Cash Payment to approximately 18.5% (on a non-diluted basis). As long as we hold at least 12.5% of Barak, we will be entitled to appoint one director to the board of directors of Barak (which then, will be comprised of five directors).

          Following the Debt Compromise, the principal amount of the Existing Notes shall be reduced to US$ 65 million (the “Residual Notes”). The Residual Notes shall bear interest at the rate of 10% per annum (compared to 12.5% according to the current terms of the notes), accruing from March 1, 2005. Payments of interest on the Residual Notes shall be made on May 15 and November 15 each year. The maturity date of the Residual Notes will be extended to November 15, 2010 (compared to 2007 according to the current terms of the notes) at which time the entire principal amount of the Residual Notes shall be repaid in one payment. The first interest payment on the Residual Notes will be paid when due on November 15, 2005.

          In addition, within 3 business days of the date of the Restructuring Agreement, Barak shall pay to the Note holders, US$ 7.65 million (being the November Coupon) out of its cash funds. The payment of the November Coupon shall be in addition to the payment of the Cash Payment.

          Referring to our participation right, as described above, we reached a written understanding with Clal according to which we, together with Clal, will be granted, among others, preemptive rights, a put option to sell all of our shares in Barak to Clal, subject to certain conditions, and a call option for Clal to purchase all of our shares in Barak, all subject to certain conditions.

Investments in Technological Companies

          In May 2000, we and some of our shareholders at that time decided to invest in start-up companies which engage in fields of Internet, cable television, data telecommunications, applications, content, infrastructure and Internet Protocol telephony. To this end, Nonstop Ventures Ltd. was formed by several of our former shareholders, in which we hold, since November 2002, 50% of the issued share capital. As of December 31, 2004, we and the other shareholders have invested through Nonstop Ventures Ltd. in seven start-up companies an aggregate amount of approximately US$ 5.8 million. Of the aggregate investment, we invested approximately US$ 2.9 million. Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were recorded in our financial statements for the year ended December 31, 2004 at a value of approximately US$ 0.3 million.

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Government Regulation

General

          The operation of cable television systems and other telecommunication services relating to our business is regulated in Israel by the Telecommunications Law, the Ministry of Communications, and the Council for Cable and Satellite Broadcasting.

          The Council is established pursuant to the Telecommunications Law and is comprised of 13 members (including 6 representatives of the government and 7 representatives of the public) appointed by the Israeli Government upon the recommendation of the Ministry of Communications. The Council is authorized, among other things, to:

❑	grant cable broadcast licenses;

❑	establish policies and adopt rules concerning the type, subject and content of cable television programming;

❑	supervise the provision of broadcasting services by cable television and satellite operators; and

❑	advise the Ministry of Communications.

The Telecommunications Law and Our Licenses

          Until we received our licenses, we operated under five exclusive franchises in central and northern Israel. In July 2001, the Israeli parliament approved amendments to the Telecommunications Law, under which terms were set for the granting of licenses for the provision of telecommunication services via cable television networks, in place of the exclusive franchises. The amendments also set new regulatory standards with respect to television broadcasting services provided to subscribers in a highly competitive environment.

          We now operate under non-exclusive long-term licenses pursuant to the provisions of the amended law. On March 27, 2002, we were granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to High Speed Internet providers. On April 30, 2002, we were granted two Cable Broadcast Licenses by the Council. On May 2, 2002, we were granted a special license to hold a Broadcasting HeadEnd by the Minister of Communications. These licenses cover the same geographical areas as our previous five exclusive franchises. In November 2002, our Telecommunications Infrastructure License was amended by the Minster of Communications, pursuant to which we were allowed to provide additional infrastructure services of data communications, digital transmission and optic transmission services. In November 2003, the Ministry of Communications granted to HOT Telecom, a limited partnership owned by the three Israeli cable television operators (of which we beneficially own approximately 26.6%), a license covering the same services covered by our Telecommunications Infrastructure License (to be supplied within the time frames set forth in the Telecommunications Infrastructure License), and also including the requirement to start to provide other services over cable networks including basic telephony services to subscribers by no later than November 25, 2004. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. HOT Telecom Infrastructure License replaced and cancelled the Telecommunications Infrastructure License granted to us in 2002. According to a recent amendment to the HOT Telecom Infrastructure License, dated March 16, 2005, from the date of the grant of the HOT Telecom Infrastructure License and until the consummation of the merger amongst the cable television operators, HOT Telecom shall be entitled to contact with subscribers, including subscribers of the former infrastructure licensees of the cable television operators for the provision of access to High Speed Internet services through the former infrastructure licenses of the cable television operators, including our subsidiary Matav Infrastructure 2001 L.P., and the provision of the said service shall be deemed as a service rendered by HOT Telecom and the HOT Telecom Infrastructure License provisions shall apply. The terms and conditions of the various regulatory approvals we have received to the proposed merger between the Israeli cable television operators also affect the regulation of our current business in certain respects. See “Item 4B. Business Overview – Arrangement for a Merger of the Cable Television Operators”.

          Pursuant to the terms of the Telecommunications Law, as amended, and the terms of our licenses and HOT Telecom’s license, we are now subject, among other things, to the terms, conditions and restrictions set forth below.

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Our Licenses

—	Corporate Separation of Cable Broadcast and Telecommunications Infrastructure Licensees and Ownership of Network

          We must operate through separate entities, namely the broadcast entities, on the one hand, and an infrastructure entity, on the other hand, which must each hold a Cable Broadcast License or Telecommunications Infrastructure License, as appropriate. Pursuant to the Telecommunications Law, the licensee under the Telecommunications Infrastructure License, or the Telecommunications Infrastructure Licensee, must own the cable network infrastructure as a condition to the receipt of the license. However, according to an agreement with the Ministry of Communications incorporated in our Telecommunications Infrastructure License, and subsequently, in the HOT Telecom Infrastructure License, our Cable Broadcast Licensees are allowed to continue to own the cable network infrastructure and to provide infrastructure services for an additional interim period of the earlier of two years following the date of the grant of the HOT Telecom Infrastructure License, which was November 25, 2003, or the date of the consummation of the merger of the Israeli cable television operators.

          During such interim period, the necessary arrangements must be made regarding the transfer of the ownership of the cable network infrastructure to the Telecommunications Infrastructure Licensee. Accordingly, and as a condition for the receipt of our original Telecommunications Infrastructure License, our Cable Broadcast Licensees and the Telecommunications Infrastructure Licensee entered into an agreement dated March 5, 2002, whereby our Cable Broadcast Licensees granted an exclusive lease to the Telecommunications Infrastructure Licensee to operate the cable network infrastructure. In October 2002, our Cable Broadcast Licensees and the Telecommunications Infrastructure Licensee entered into an agreement, whereby the Telecommunications Infrastructure Licensee shall provide the Cable Broadcast Licensees infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment. Since November 2003, HOT Telecom is our Telecommunications Infrastructure Licensee and the prior agreements are no longer in effect. Agreements in this regard will be signed between HOT Telecom and us in the future. The Cable Broadcast Licenses, the original Telecommunications Infrastructure License and the HOT Telecom Infrastructure License all contain restrictions limiting the number and identity of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast companies.

          According to our Broadcasting Licenses, as amended January 6, 2005, in the earlier event of the following, that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to access to High Speed Internet over cable services equal to 450,000, or the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000 or on January 5, 2006, the separation rules set forth below shall apply.

          According to the HOT Telecom Infrastructure license, in the event that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to access to High Speed Internet over cable services equal to 450,000, or if the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000, the separation rules set forth below shall apply.

          Subject to the aforesaid, the Council with respect to us, and the Minister with respect to HOT Telecom, also have the authority to impose conditions in addition to those set forth below, regarding the relationship between the Cable Broadcast Licensees or the Telecommunications Infrastructure Licensee and their connected companies, including the identity of the officers of each company, the transfer of information, the separation of entities between broadcast and infrastructure, the accounting systems, and technological, geographical or commercial restrictions regarding the laying down of infrastructure or regarding the provision of services or broadcasts.

Separation rules:

i.

A separation must be effected between the management of the Cable Broadcast Licensees, on the one hand, and the management of the Telecommunications Infrastructure Licensee and its general partner (but not including the board of directors), on the other hand, including in relation to the business, financial and marketing systems;

ii.	subject to the interim period mentioned above, a division of the assets of both Cable Broadcast Licensees and the Telecommunications Infrastructure Licensee must be effected;

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iii.	the Telecommunications Infrastructure Licensee and its general partner shall not be permitted to employ the employees of the Cable Broadcast Licensees and vice versa; and

iv.

no employee of both the Telecommunications Infrastructure Licensee and its general partner can also be a director of either Cable Broadcast Licensee, if pursuant to such employee’s duties he has access to commercial information regarding any other general broadcast licensee that competes with our Cable Broadcast Licensees.

          In the event that a company connected to the Telecommunications Infrastructure Licensee is an Internet service provider, then there will be an immediate obligation of structural separation between the Telecommunications Infrastructure Licensee and the Internet service provider, in accordance with the above restrictions. If the Minister finds that special circumstances exist, after he is convinced that competition in the field of telecommunications broadcasting will not be harmed, he is entitled, upon a written request by a license holder, to amend the license to include exceptions to the separation obligation subject to conditions that the Minister may set.

 ❑   Term of our Licenses

          Our Cable Broadcast Licenses are each valid for initial periods of 15 years. The HOT Telecom Infrastructure License is valid for a period of 20 years. The Cable Broadcast Licenses and the HOT Telecom Infrastructure License may be extended for additional 10-year periods, by the Council and the Minister respectively, upon the request of the licensees. Our Broadcasting HeadEnd License is valid for as long as our Cable Broadcast Licenses are valid, but not later than May 30, 2017. It may be extended upon request to the Ministry of Communications.

          In order to have our licenses extended, we are obliged to, among other things, prove, during the terms of the licenses, that we have met with their terms and conditions. To this end, we are required to deliver detailed reports to the Council as to our compliance with our Cable Broadcast Licenses and applicable law, and evidence of acts that we have taken to improve the quality and technology of the broadcasts. We are similarly required to deliver detailed reports to the Minister in respect of telecommunications services that we provide.

 ❑   Guarantees

          In order to ensure compliance with our obligations pursuant to the licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, the following guarantees have been provided:

❑

bank guarantees by the three cable television operators in the aggregate amount of US$ 14 million to the Ministry of Communications pursuant to the HOT Telecom Infrastructure License, of which we provided a bank guarantee in the amount of US$ 3.72 million; and

 ❑   a guarantee of NIS 9.3 million to the Council pursuant to the Cable Broadcast Licenses provided by us.

          Each of the Minister and the Council has the authority to exercise the applicable guarantees in the event that we or HOT Telecom, as the case may be, do not fulfill our or its obligations, and to cover any damage, loss or cost that the Council, the Minister, or the government may incur as a result of any breach of our obligations under the licenses, and to ensure all payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister. The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

—        Subscriber Services

          Infrastructure services must be provided to all applicants in our service areas, upon non-discriminatory terms. A licensee is obliged to connect anyone wishing to be a subscriber of cable broadcast services or infrastructure services according to the terms of the relevant license, within stipulated time periods.

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          Our standard cable broadcasting subscriber agreements are subject to the approvals of the Council and the Court for Standard Contracts. We may be directed to amend the terms of our standard cable broadcasting subscriber contracts. The standard subscriber agreement with respect to the services granted pursuant to the HOT Telecom Infrastructure License must be submitted to the General Manager of the Ministry of Communications for approval if so requested.

          HOT Telecom is obliged to offer its services to all applicants, regardless of whether or not they may be a subscriber of another licensee (including a broadcast licensee). HOT Telecom is prohibited from discriminating, and will refrain from giving a preference to a licensee that is related to it, in the provision of services, including with respect to payment for services, conditions of the services, availability of the services, providing information regarding the services, or in any other manner. HOT Telecom is prohibited from making the provision of the infrastructure services dependant upon the purchase of its own or another party’s services, or dependant upon refraining from receiving services from another party, unless authorized by the Minister.

          We are prohibited from making the supply of broadcasts dependant upon unreasonable, discriminatory or unfair terms, such as: minimum periods; the receipt of other services; or the obligation to obtain equipment from another party or us. We are prohibited from discriminating between subscribers. We are also subject to rules concerning the time limits allowed for connection and disconnection of subscribers, after such subscriber has given us notice.

          We or HOT Telecom, as the case may be, must continue to operate a customer service call center and office, for technical and general customer support, and appoint a complaints officer. Minimum standards are set in our licenses as to the operation of such services and the management of customer complaints.

          Under our Cable Broadcast Licenses and under the HOT Telecom Infrastructure License, we or HOT Telecom, as the case may be, do not have the right to disconnect or discontinue the broadcast and infrastructure services except: upon the subscribers request, for a material breach of the subscriber agreement, for the purpose of maintenance, or due to risk, or as further set forth in our Cable Broadcast Licenses and the HOT Telecom Infrastructure License.

—        Restrictions upon Transfer of Assets

          According to the Telecommunications Law, the licenses themselves and the rights granted thereunder may not be charged, transferred, or made subject to a lien, with the exception of transfers within the framework of structural reorganizations. Both our Cable Broadcast Licenses and the HOT Telecom Infrastructure License also stipulate that the assets of the licensees pertaining to the licenses (including terminal equipment of the Cable Broadcast Licensees) may not be transferred, assigned, charged or otherwise pledged in any way, other than in accordance with the provisions of the Telecommunications Law (in respect of the Cable Broadcast Licenses), and only upon the advanced written consent of the Minister (in respect of the HOT Telecom Infrastructure License). However, according to the Telecommunications Law, it is possible to create a charge upon the assets of a cable broadcast licensee in favor of a bank legally operating in Israel.

          In addition, under the HOT Telecom Infrastructure License, HOT Telecom is allowed to create a charge in favor of a bank legally operating in Israel in order to receive financial credit, provided that prior notice is given to the Minister of Communications, and so long as the charge agreement includes a provision according to which the exercise of rights pursuant to the charge shall not be harmful to the provision of services by HOT Telecom.

—        Restrictions upon Ownership and a Change of Means of Control.

          According to the Telecommunications Law, a cable television operator must be a citizen and a resident of Israel, or an entity incorporated in Israel, and at least 26% of any means of control of such entity must be held by Israeli citizens and residents.

          According to our Cable Broadcast Licenses, the Council’s authorization is necessary for any of the following changes of means of control in a Cable Broadcast Licensee, and any such change effected without the Council’s authorization shall be void:

(i)	a change of identity of the controlling entity of the Cable Broadcast Licensees;

(ii)	an increase in shareholding by over 10% in the Cable Broadcast Licensees; or

(iii)

a change in the holdings in the Cable Broadcast Licensees following which any party becomes an interested party (a holding of 5% or greater), or has a material influence (a holding of 25% or more); or if such party has ceased to be an interested party or holder of material influence.

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A change in the holdings in Cable Broadcast Licensees of up to 15% of the means of control (but which does not result in a change of control in the Cable Broadcast Licensee) which result from transactions performed on a stock exchange require notification to the Council, rather than authorization, as well as to the Senior Vice President of Engineering and Licensing of the Ministry of Communications.

          In addition, any agreement pledging the controlling shareholding must be made conditional upon the Council’s approval if the exercise of such pledge would cause a change in the means of control of the Cable Broadcast Licensees.

          The restrictions outlined above must also be included in the articles of association of the Cable Broadcast Licensees. These provisions appear in our amended articles of association.

          According to the HOT Telecom Infrastructure License, the authorization of the Minister is necessary for any of the following changes of means of control in HOT Telecom:

(i)	if any party becomes an interested party (a holding of 5% or greater of any means of control);

(ii)	if any party gains a material influence (inter alia, a holding of 25% or more of any means of control);

(iii)	if any party becomes a controlling shareholder (inter alia, a holding of 50% or more of any means of control); or

(iv)	transfer of means of control which would result in any party becoming an interested party, holder of material influence, or controlling shareholder.

          Furthermore, in the event that a charge is placed over the means of control of HOT Telecom or over the means of control of an interested party of HOT Telecom, which, if exercised will make the grantee a holder of means of control in HOT Telecom which vest the grantee with material influence over HOT Telecom, or as a result of which the grantee shall become a controlling shareholder of HOT Telecom, then such charge must include a provision stating that the exercise of the charge is conditional upon receipt of advanced written consent from the Minister of Communications. Due to restrictions regarding cross ownership interests, certain entities or individuals are prohibited from becoming an interested party in HOT Telecom. According to our HeadEnd License, the prior written approval of the General Manager of the Ministry of Communications is necessary for the transfer of the license, directly or indirectly, to another party. For this purpose, “transfer” includes a change in the holdings of the means of control of the licensee, even if this does not include a change of identity of the controlling entity of the licensee.

Specific Terms and Conditions of our Cable Broadcast Licenses

          In addition to those mentioned above, our Cable Broadcast Licenses also include, among others, the following specific terms and conditions.

  ❑  Subscription fees

          The subscription fees that we charge our analog subscribers for cable television services are regulated under the terms of our Cable Broadcast Licenses and by regulations promulgated under the Telecommunications Law. Pursuant to such regulations, the fees are linked to the Israeli consumer price index. If the consumer price index increases between 4% and 10% after the date of a previous increase of the fees and rates we charge, then we can increase fees and rates once every 3 months. However, if the consumer price index increases in excess of 10% after the previous increase of our fees and rate charges, then we may increase fees and rates regardless of whether three months have passed since the previous increase of such fees and rates. We are authorized to charge subscribers a monthly subscription fee, fees for the Premium Broadcastings, fees for Pay-Per-View services, an installation fee, lease payments or a deposit for the set-top boxes, an additional outlet fee and fees for certain ancillary services.

          We have the right to offer discounts and make special offers for limited periods, subject to giving prior notice to the Chairman of the Council and a Senior Manager of the Ministry of Communications. They have the combined authority to disallow and to direct us to take actions with regard to any offers that we wish to make, upon specific considerations set forth in our Cable Broadcast Licenses. In the event that such offers last for longer than the limited period allowed, the Chairman of the Council and a Senior Manager of the Ministry of Communications have the authority to deem the sale prices to be a request to amend our price list accordingly.

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—	Broadcasts and Programming

          Pursuant to the terms of our Cable Broadcast Licenses, the Cable Broadcast Licensees shall air only the broadcasts that have been authorized by the Council, according to the terms of such approval. Such broadcasts shall be both digital and analog, or any other system authorized in advance by the Council. We may request permission to reduce the scope of the analog broadcasts, and in such event, we may be instructed to charge lower subscription fees. We are prohibited from ceasing the supply of approved programs or packages without the Council’s prior approval. The Council has the authority to change the terms of its approval of broadcasts, and has the authority to cancel the approval for the broadcast of any channel following breach of the terms of the approval, or in the case of a material change in the content of the channel.

          We are required to provide a stipulated amount of independent and local original programming, including information and broadcasts/programs exclusively regarding events in local areas, as well as a variety of films, and entertainment, music, arts, education, science, culture and sport programming material, all in accordance with quantity and content criteria established by the Telecommunications Law, Council Regulations and our Cable Broadcast Licenses. We are also required to provide real-time, unedited transmission of radio and television programming broadcasts to the public in Israel, receivable from the open airwaves, including those of foreign television stations and educational television broadcasts. We must provide an electronic programming guide. On July 31, 2003, the Council amended the telecommunications rules and our Cable Broadcast Licenses, according to which, obligations of the Cable Broadcast Licensees in respect of the content and scope of broadcasts that the licensees are required to provide were reduced.

          On December 31, 2003, the Council resolved that prior to determining the final version of new broadcast rules, it will conduct a procedure according to which individuals and companies which have interests in the subject matter will be able to present their positions to the Council regarding the proposed version of the new rules. On April 25, 2004, the cable television operators presented their position regarding the proposed new rules. To date, such rules have not yet been adopted. Nevertheless, the Council amends the regulations relating to specific issues from time to time.

          On October 14, 2004, the Council resolved to allow the cable television operators, including us, to broadcast, under certain conditions, local original programming, that we purchased exclusively, for infants or for children and youth.

          Our Cable Broadcast Licenses prohibit us from conditioning (directly or indirectly) the provision of any broadcasts to a subscriber upon the purchase of other broadcasts, including by means of pricing that is unreasonable in the opinion of the Council and which was not approved in advance by the Council. However, this does not affect our ability to condition the receipt of additional digital broadcasts upon the purchase of the digital basic broadcasts package. The Council may, for special reasons, direct us to alter the composition of the tiering packages, or to separate a channel from the basic packages. We are obliged to allow subscribers the right to purchase individual channels separately, although if the Council is convinced that we are offering our subscribers a broad choice at reasonable prices, it has the authority to exempt us from this latter requirement.

          We are prohibited from advertising new broadcasts, channels, or packages before we have served the Council with a request to broadcast such broadcasts, channels or packages. The Council has the authority to prohibit such advertisements until such request is granted. Furthermore, any offering of free broadcasts to subscribers must include an express clarification, to be approved by the Council in advance, as to our plans to charge subscribers for such broadcasts in the future.

          We are entitled to broadcast notices regarding sponsorships during certain sports and culture broadcasts, subject to certain conditions, in accordance with and as set forth in the Council’s decisions of September 3, 2002 and November 23, 2004. Under the Telecommunications Law and in accordance with the resolution of the Council of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to allocate to local production or purchase of locally produced programs in initially broadcasting in Israel, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of grant of the Cable Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to local productions by the Cable Broadcast Licensees as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the licensees in connection with their broadcast activities and the contribution of the proposed merger of the cable television operators to the improvement of the financial condition of the licensees. According to the valuation of our management, the investment amount made by us for local production in initial broadcasting in 2002, 2003 and 2004 is higher than 8% of our annual revenues from the subscription fees for the same years.

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—	Obligation to Broadcast Specific Channels of Special Broadcast License Holders

          Our Cable Broadcast Licenses stipulate that we must allow any holder of a ‘special broadcast license to broadcast a specific channel’ to have access to our subscribers. Restrictions apply to the terms of any agreement with the holder of the special broadcast license, to the effect that such terms cannot be inferior to the terms on which we broadcast our own channels. The obligation to allow such access does not apply to analogical broadcasts, with the exception of dedicated channels or channels that were broadcast on the analogical system before the granting of the general non-exclusive license (such as the Shopping Channel). We are required to commence the broadcasts of such special broadcast license holder at any time, or upon such date that the Council shall direct, even if no agreement has been reached with such special broadcast license holder, and even if we have been unable to reach agreement as to the price, provided that such special broadcast license holder will provide guarantees.

          In any advertisement of the broadcast schedule of the independent channels, a special broadcast license holder may not be discriminated against by the Cable Broadcast Licensee. The fee that we are permitted to charge for such broadcasts may include costs in addition to reasonable profit for such inclusion of information in such advertisement. We must include broadcasts of a special broadcast license holder on the electronic programming guide, and we must air trailers for such broadcasts for a period of six months following the date the channel started its broadcasts. We shall also be responsible for taking any specific actions necessary to enable broadcasts of the special broadcast license holder, including the provision of technical services upon terms equal to those provided to independent channels. The price for such services must be included in the general fee for the broadcast. We are obliged to connect subscriber(s) to channels of a special broadcast license holder within 3 working days of notification by the special broadcast license holder and the special broadcast license holder is entitled to elect whether to offer its broadcasts to subscribers as part of a package of channels of such special broadcast license holder or of other special broadcast license holders, in addition to the offer of its broadcasts to subscribers as a single channel. We are prohibited from preventing such choice from being effected.

—	Outstanding Obligations from the Previous Franchises

          Our Cable Broadcast Licenses, as amended by the Council’s decisions dated April 10, 2003, list all of the following unfulfilled obligations on behalf of all of the previous franchise holders in Israel, which are still outstanding under the terms of the previous exclusive franchises. Based upon the number of subscribers, our pro rata portion of the cost of such common obligations would be approximately 25%. During a period of 8 years commencing two years from the date of our Cable Broadcast Licenses, we and the other cable television operators are obliged to fulfill these obligations. According to the Council’s decision, the total outstanding obligations include:

i.	398 total hours of original locally produced broadcasts;

ii.	US$ 6,466,178 worth of total investments in original locally produced broadcasts;

iii.	3,890 total hours in total of original programming on HOT 3, the Children’s channel and Channel 8;

iv.	342 total movies on HOT Movies;

v.	5,483 total regional news broadcasts of at least 15 minutes each; and

vi.	1,350 total hours of translated programs with subtitles and 118 total new broadcasts with translation into sign language for the hearing impaired.

          The cable television operators have addressed the Council asking for relief with respect to their outstanding obligations and the Council has responded by granting the cable television operators extensions with regard to certain of the individual obligations mentioned above, although not extending further the original 8-year period. The parties are still in correspondence with regard to this matter.

—	The status of our Cable Broadcast Licenses in the event that the merger between the Israeli cable television operators is consummated

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          The terms of the approval of the Council to the merger (dated March 7, 2002, as amended on February 13, 2003) shall be incorporated into any new broadcast license that will be granted to the merged entity and that will replace our current Cable Broadcast License. Pursuant to the Council’s amended approval, an application for a general broadcast license was filed with the Council on behalf of the merged entity on March 5, 2003.

Specific terms and conditions of the HOT Telecom Infrastructure License

          In addition to the above, the HOT Telecom Infrastructure License also includes, among other things, the following terms and conditions.

❑	Services

          HOT Telecom has the right to grant general cable broadcast license holders services, and to provide services of access to High Speed Internet over cable, messaging services, data communications services, and other ancillary telephony services.

          The provision of our service to a broadcast licensee shall be effected in such a manner that the broadcast licensee shall be able to provide its services to the subscribers in accordance with the terms and conditions of its license. HOT Telecom is prohibited from discriminating, and will refrain from giving a preference to a licensee that is related to it, in the provision of services, including with respect to payment for services, conditions of the services, availability of the services, providing information regarding the services, or in any other manner.

❑	Fees

          The fees that are permitted to be charged to subscribers by HOT Telecom and by us (with respect to the services provided by us), include, among other things: payment of installation fee for connection; payment for terminal equipment and installation thereof; payment for installation of extensions; relocation fees; payment for the sale, loan or lease of terminal equipment; regular periodic payments; varying payments for use of the service according to time or traffic volume; and payment for conversion of services and any other payment approved by the Minister or the General Manager of the Ministry of Communications. In addition, with respect to cable modems, we may not charge subscribers for a deposit in excess of the cost of the cable modem, for cable modem leased to the subscriber, and we may reduce the amount by 10% of the value of the cable modems each year or partial year.

          We have the right to determine service packages of telecommunications services that we provide, at an overall price per package of services, or at a price for each service. We are obliged to offer, without discrimination, every service and every service package on equal terms and at a uniform fee, according to the type of subscribers all over the service area. We must make information with respect to fees fully available to every applicant, including on the Internet.

          We are obliged to notify the Ministry in advance of any intended changes in fees. The Minister has the right to alter the fee if he finds that it contravenes the provisions of the license or might compromise competition or the rights of subscribers.

          When collecting payment from a subscriber for another service provider, no additional amount may be charged to the other entity’s fee.

❑	Frequencies

          Certain frequency bands are forbidden, including between 806MHz and 862 MHz. We are prohibited from causing interference to other systems and shall cooperate in preventing interference.

❑	Termination

          Upon termination of the HOT Telecom Infrastructure License, in the event that HOT Telecom is unable to reach an agreement with a potential purchaser of its infrastructure within 6 months, then an arbitrator shall be appointed who shall impose a valuation calculated according to the value of the infrastructure, on a going concern basis and according to its economic value.

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Our Broadcasting HeadEnd License

          This license allows us to among other things; construct, maintain and operate broadcasting HeadEnds, for the purpose of maintaining the cable services provided by the Cable Broadcast Licensees; to connect our telecommunication system to the public telecommunications network operated by HOT Telecom or another entity licensed for transmission; to connect our telecommunications system to the system of another special licensee for operating a HeadEnd, to enable broadcasting reception via our telecommunications system and to construct and operate monitoring mechanisms needed to ensure the orderly operation of our telecommunications system. In October 2002, two of our Cable Broadcast Licensees entered into an agreement, pursuant to which one Licensee will provide the other HeadEnd services for the purpose of transmission of cable broadcasts. The General Manager of the Ministry of Communications has the authority to conduct inspections to ensure that the terms of our Broadcast HeadEnd License have been complied with.

          In April 2005, we and the other two Israeli cable television operators entered into the HeadEnd Agreement in order to cooperate for the purpose of improving the efficiency of the transmissions of the multi-channel television broadcasts for subscribers, by way of a joint use of the cable television operators HeadEnds including the unification of the operational systems which are connected to the HeadEnds. For additional information on the HeadEnd Agreement, see “Item 4B. Business Overview--Technological Preparations for Competition in the Telecommunications Market.”

Special Licenses

          In July 2002, the Ministry of Communications granted us special licenses to provide messaging services, which were subsequently extended to July 2008. Under these special licenses, as subsequently amended in October 2002, March 2004 and May 2004 , we may provide the following services:

—	SMS services (between our subscribers and subscribers of mobile cellular telephone service providers);

—	T-Mail services (from television to television, between our subscribers and between our subscribers and subscribers of Internet service providers);

—	chat services (between our subscribers of this service, and between our subscribers and subscribers of chat services of other cable television operators);

—	instant messaging (between our subscribers of this service, and between our subscribers and subscribers of instant messaging services of other cable television operators); and

—

interactive games (between our subscribers of this service or between our subscribers of other cable television operators), including multi-player messaging between these subscribers, and personal data information services (allows a subscriber to connect to databases through the cable network, which includes information on the subscriber, and for the purpose of receiving and inputting personal information and data, and connection of the licensee’s network to databases).

Agreements with Subscribers.

          When we started to provide our subscribers with digital broadcasting services we began signing new subscribers and those subscribers electing to purchase such digital services, on a new subscriber agreement. This agreement was approved by the Council in January 2001, together with the Council’s approval of our digital broadcasting services. This agreement was submitted to the Standard Contract Court in Israel for its approval, which has not yet been received.

          When we started to provide our subscribers with access to High Speed Internet over cable services we began signing such subscribers on an access to High Speed Internet over cable agreement. This agreement was submitted to the General Manager of the Ministry of Communications for its approval. This agreement was submitted to the Standard Contract Court for its approval as required by our Telecommunications Infrastructure License in effect at such time. The review of our application was later joined with similar applications submitted by the other cable television operators. To date, comments or amendments to this agreement by the General Manager have not been received. We are currently working towards receiving the Court’s approval.

          HOT Telecom has entered into an agreement with its subscribers for the provision of telephony services. According to the HOT Telecom License, HOT Telecom is not required to receive the approval of the Standard Contract Court with regard to this agreement.

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Royalties and Payments to the State of Israel

          Under our Cable Broadcast Licenses, we are required to pay the Ministry of Communications an annual license fee and variable royalties. The variable royalties are payable annually in an amount equal to a certain percentage of our annual gross revenues (not including VAT) from the provision of certain broadcast services, which include, among other things, certain installation and subscribers fees. For purposes of payment of these royalties, revenues derived from subscriber fees for tiering and pay-per-view broadcasts are to be calculated net of payments that the licensee is contractually obligated to pay to the holder of the rights to such broadcasts. Under amendments to regulations promulgated under the Telecommunications Law proposed by the Minister of Communications and approved by the Economic Committee of the Israeli parliament on June 16, 2003, royalties payable by Cable Broadcast Licensees have been reduced, effective retroactively, from 5% of annual gross revenues (not including VAT), to 4% of such revenues in 2002 and 2003, and 3.5% of such revenues in 2004 and 2005. Payments are made on a quarterly basis.

          In addition, regulations promulgated under the Telecommunications Law provide for royalties payable by general telecommunications licensees (which includes HOT Telecom) for the right to provide local fixed line communication services (including access to High Speed Internet and others), as follows: until December 31, 2003, 4% of certain income, and from January 1, 2004, 3.5% of certain income. ‘Certain income’ for these purposes includes all income of the general telecommunications licensee that is derived from the provision of telecommunications services pursuant to its license, excluding:

i.

income collected by the licensee on behalf of another licensee (general or special) and transferred to the other licensee; or payments made to a different general license holder for the completion of calls, or the transfer of such calls in the telecommunications network of such other license holder, including payments made for interconnection;

ii.	income of the licensee from the provision of transmission services to other license holders;

iii.	income of the licensee from segments of transmission services by way of satellite;

iv.	income of the licensee from selling terminal equipment; and

v.	bad debts that are related to income from the provision of services in relation to which the licensee pays royalties.

          Our Broadcasting HeadEnd License provides that we must pay fees in consideration for the license as determined by the Ministry of Communications pursuant to the Telecommunications Law and the Telegraph Ordinance [New Version], 1972.

          In December 2003, the Minister of Communications announced his intention to amend the regulations in several aspects, and among them, in a way that will exclude from the royalties payment obligation, income from certain data communication and transmission services that are supplied by special licensees, which are not obliged to pay royalties.

          HOT Telecom asked for certain amendments to the Minister of Communications proposal. The proposed amendment to the regulation has not been executed yet.

          According to a letter dated April 20, 2005, which was sent by the Ministry of Finance and the Ministry of Communications to the Manager of the Government Companies Authority in Israel, the Ministries intend to reduce the percentage of royalties paid to the State of Israel by the holders of the international communication licenses and the holders of domestic fixed communication services licenses. The amount of the reduction is 0.5% per year commencing on January 1, 2006 up to a percentage of royalties of 1% in the year 2010. The execution of this reduction is conditioned on the amendment of the Communication Regulations (Royalties), the approval of the Minister of Communications and the Minister of Finance, and the approval of the Finance Committee of the Knesset. This intended reduction will supplement an additional reduction already made with regard to holders of cellular telecommunication licenses.

          The said position does not include the field of multi-channel broadcasting. Therefore, in the event the reduction will be implemented as detailed above, we will not be able to benefit from it.

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          In addition, although HOT Telecom may benefit from the intended reduction in its activity as a provider of infrastructure services, this reduction will not be significant due to the fact that HOT Telecom is a new operator with relatively low revenues. Furthermore, such a reduction in the percentage of royalties may be of more significance to HOT Telecom’s competitor.

HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting

          In 1989, we, together with the other Israeli cable television operators, formed I.C.P. Israel Cable Programming Company Ltd., or ICP, for the purpose of jointly purchasing and producing our local cable channels, which then consisted of four channels: family, movies, sport and children. The culture and science channel was later added. In January 2004, ICP changed its legal name to HOT Vision Ltd. We currently hold approximately 26.2% of Hot Vision ordinary shares and 28.6% of Hot Vision preferred shares. In January 1995, the cable television operators and ICP (as it was known at such time) reached an agreement for the approval of unified channels with the Controller of Restrictive Business Practices, or the Controller, regarding its operations, according to which, among other things, it would produce, create or acquire at least 15% of its programming from local agents and suppliers. This agreement was extended from time to time by the Restrictive Business Practices Court.

          HOT Vision executed agreements with certain shareholders in connection with the provision of contents purchased by it from the owners of the said contents. The initial term of the agreements was until December 31, 2000, and the shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have exercised the extension option for an additional year in 2005.

          For information regarding certain guarantees we have provided to two banks in order to secure certain liabilities of HOT Vision, see “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

          For information regarding two lawsuits filed in the District Court of Los Angeles, California, United States, by Warner Bros. International Television Distribution, a provider of movie and series content broadcasted on HOT 3 and HOT Movies of the Israeli cable television operators, including ours, against the two other Israeli cable television operators, Tevel and Golden Channels, alleging that they are in breach of their respective license agreements with Warner Bros., see “Item 8A. Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings”. As a result of these lawsuits, we now provide content purchased from alternative studios and content providers in place of the programs we previously purchased from Warner Bros.

          On June 30, 2003, HOT Vision and the cable television operators signed an agreement for the indemnification of HOT Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures. According to the indemnification agreement, the cable television operators are committed, one towards the other, to jointly finance through HOT Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented against certain of the cable television operators as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios - regarding content which was provided to HOT 3 and HOT Movies. As for the pay channels (HOT Drama, HOT Action, HOT Fun and HOT Prime), it was agreed that the amounts will be paid directly to Tevel. According to the indemnification agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification agreement stipulates, inter alia, that each of the cable television operators shall pay HOT Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel or Golden Channels with respect to the debt to the major studios and expenses associated with the management of the legal procedures in connection with HOT Movies and/or HOT 3. The indemnification does not include amounts that are payable by the cable television operators to Tevel and/or Golden Channels through HOT Vision and Avdar for purchase of content to channels 3 and 4 and to the pay channels (HOT Drama, HOT Action, HOT Fun and HOT Prime).

          The indemnification agreement further stipulates that the commitments of the cable television operators shall be revoked in the following cases: (1) if the cable television operators release HOT Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channels and we were to merge into another cable company and the merged entity assumes, in writing and without any condition, the commitments of all of the cable television operators towards Hot Vision under this agreement even if HOT Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of HOT Vision and that its commitments cover all of HOT Vision’s obligations under the indemnification agreement.

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Cooperation Among the Cable television operators

Agreement for a Merger of the Cable Television Operators

          As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable us to provide additional telecommunications services, to increase our ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. Prior to the merger we will need to reach an agreement with the major Israeli banks, which are creditors of the parties to the merger, addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller, and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties.

          To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required. The Supervisor of Banks of the Bank of Israel, or the Supervisor of Banks, has yet to agree that the proposed merger is not in breach of certain limitations under Israeli banking laws applicable to the Israeli banks, which are creditors of the merged entity.

          In February 2003, we and the other Israeli cable television operators and us agreed on a final version of an agreement, which sets forth the structure and conditions of a merger among us, including, inter alia, the terms of the agreement between the shareholders. The parties have agreed that this merger agreement, if, and when, it is signed, will add to and broaden the terms of the previous arrangement between these parties executed on December 31, 2001, which cancelled and replaced previous arrangements between the parties dated December 29, 1999 and April 30, 2001. In the event any terms of these agreements shall conflict, the terms of the latter agreement of February 2003 shall prevail. Under the terms of this merger agreement, on the date of the consummation of the merger, all of our cable broadcast operations will be transferred to our subsidiary, Cable Systems Media Haifa-Hadera Ltd., immediately following which all of the cable broadcast operations of the cable television operators shall be merged into and together with Gvanim Cable TV Ltd., such that Gvanim Cable TV Ltd. shall become the merged broadcasting entity. Likewise, all of the infrastructure operations of the subsidiaries of the cable television operators shall be merged into and together with a wholly owned subsidiary of Gvanim Cable TV Ltd., such that this subsidiary shall become the merged infrastructure entity. The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation.

          According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of us and the other cable television operators.

          Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually completed and if it will be completed when it will actually occur and what will be its structure.

          Since April 2002, in accordance with the approval of the Controller of Restrictive Business Practices to the proposed merger, we cooperate with the other two Israeli cable television operators in order to strengthen our competitive position in the telecommunications market and to achieve maximum operating efficiency in a broad range of activities, including, among others, our marketing and content related activities.

          On January 30, 2005, the Controller granted us and the other cable television operators an exemption from the requirement to receive an approval of a restrictive arrangement for a period of one year, until January 30, 2006. On December 15, 2004, the Controller granted us and the other cable television operators an additional extension of the merger approval from April 2002 until January 29, 2005, which was further amended on January 30, 2005 until the earlier of January 29, 2006 or the consummation of the merger.

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          Tevel filed a motion for stay of proceedings on April 22, 2002. The stay of proceedings was granted by the Court on April 22, 2002. In September 2003, the meeting of creditors of the shareholders of Tevel approved the creditors arrangement proposed by Tevel’s trustee. Following the approval of the creditors arrangement by the meetings of creditors, the Court approved the arrangement. As of January 8, 2004, all of the approvals that were required in order for the arrangement of creditors to become effective had been obtained, and accordingly the arrangement of creditors entered into effect. According to this arrangement, Tevel has reached agreement with its unsecured creditors, which has resulted in the settlement of all of the debts. According to the agreement reached with the secured creditors, Tevel’s shares and remaining assets are subject to the right of Tevel’s secured creditors which are banks to realize these shares and assets to cover Tevel’s debts to these secured creditors.

          We have concluded preliminary discussions with Tevel and its shareholders regarding the purchase by us of all Tevel’s assets including Tevel’s holdings in Golden Channels. If we were to acquire Tevel’s assets, we would have over 560,000 cable subscribers, representing approximately 60% of the Israeli cable television market, and we would hold 35% of Golden Channels, subject to certain terms. We have not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price. If this transaction were to take place, we would likely incur or assume substantial additional indebtedness.

          However, we believe that an acquisition by us of Tevel’s assets, might facilitate the consummation of a merger among the cable television operators.

          In order to strengthen the cooperation of the three Israeli cable television operators, we, Tevel and Golden Channels agreed to perform an operational merger in June 2004. To this effect, a joint management was appointed to oversee the joint operation of the marketing, sales, engineering, customer service, operations and information systems activities of the three cable television operators. The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require our approval as well as the approval of Tevel and Golden Channels. Our approval is subject to the decision of our board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, we, Tevel and Golden Channels have operated jointly on a regular basis. The three cable television operators have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three cable television operators to a merged entity or from any of the three cable television operators to another cable operator. Each of the three cable television operators remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors. .

          The Approval of The Council for Cable and Satellite Broadcasting

          The approval of the Council to the merger of March 7, 2002, as amended on February 13, 2003, and that shall be effective only upon the consummation of the merger, is subject to a number of conditions, including:

❑	an obligation upon the cable television operators, which has since expired, to allow direct broadcasting by YES, to broadcast the HOT 3, HOT Movies, sports and childrens channels, for consideration;

❑

an obligation of ‘unbundling’, requiring the merged entity to grant special broadcast license holders which broadcast on a digital platform a non-exclusive permit, for consideration, to use its network in order to transfer their broadcasts (which will be up to a maximum of the higher of either: (i) one sixth of our broadcasting network capacity; or (ii) 75 Mhz from the date of the approval of the merger, including the capacity required for dedicated channels and special cable broadcasting licensees (one sixth of the broadcasting network capacity); and 150Mhz after 2005);

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❑

a maximum subscriber fee for the basic packages (digital or analog) of NIS 156 including VAT, linked to the combined index, that includes the Israeli consumer price index of December 2001 (published January 15, 2002) and the US dollar exchange rate as published by the Bank of Israel, or any other index as shall be determined in regulations. The effectiveness of the Council’s approval regarding the said linkage to the combined index is subject to the amendment of the applicable regulations promulgated under the Telecommunications Law. To date, the Ministry has not adopted such an amendment;

❑

an obligation to sell 20% of the entity that shall control broadcasting content (as opposed to infrastructure) to third parties, within four years from the date of the decision (in relation to which a public offering will be considered such a sale) unless certain conditions stipulated in the decision shall occur;

❑

a limitation upon the number of channels which the cable television operators shall be allowed to produce (not including up to 16 optional channels on a pay-per-view and Near Video on Demand basis); and

❑

the provision by all of the cable television operators of a guarantee of NIS 45 million to cover the obligations of the merged entity under the Council’s approval, and all the Cable Broadcast Licensees (taking into account any amount already provided by way of guarantee pursuant to all the Cable Broadcast Licenses). Our pro rata portion of the NIS 45 million amounts to approximately NIS 11 million.

          In addition, in accordance with the approval of the Council, in the event that the Council is convinced that there is a material decline in competition in the multi-channel television market, the Council is entitled to instruct the cable television operators to allow each special and general cable broadcast license holder that broadcasts in a digital format use of our infrastructure in order to access all potential subscribers, even if they are not our subscribers, so long as our cable network infrastructure reaches their premises. According to the Council’s decision, a material decline will be deemed to occur, among other things, in the event that YES shall cease its operation or the merged entity shall provide services to more than 80% of multi-channel television subscribers in Israel.

          Pursuant to the Council’s amended approval, an application for a general broadcast license was filed with the Council on behalf of the merged entity on March 5, 2003.

          In accordance with the Council’s approvals to the merger, upon the merger, the terms of the Council’s approvals to the merger will be an integral part of the terms of the Cable Broadcast License of the cable television operator or any merged entity in place of the cable television operators.

          The eventual application of the above terms and other provisions are subject to interpretation and clarification.

          The Approval of the Controller of Restrictive Business Practices to the Merger and Exemption from the Requirement to Receive an Approval of a Restrictive Arrangement

          The approval of the Controller to the merger, granted in April 2002, is also subject to a number of terms and conditions, set forth below. On April 14, 2003, the Controller extended the validity of his approval to the merger until the earlier of June 6, 2003 or the consummation of the merger. In June, November and December 2003, the Controller further extended the validity of his approval to the merger until the earlier of December 15, 2004 or the consummation of the merger. On December 15, 2004, the Controller granted us and the other cable television operators an additional extension of the merger approval from April 2002 until January 29, 2005, which was further amended on January 30, 2005 until the earlier of January 29, 2006 or the consummation of the merger. The eventual application of the terms and conditions of the Controller’s approval to the merger, as amended from time to time, and the way in which they will be implemented together with the terms of the Council’s approval may be subject to interpretation and further clarification.

          Separation of activities: the merged entity shall conduct its activities through a broadcasting entity and a cable infrastructure entity, whose activities must be completely separated.

          Unbundling: the merged infrastructure entity must allow other cable broadcast license holders to use its cable infrastructure on terms that are not inferior to those offered to the merged broadcasting entity, up to the same maximum commitment as provided by the terms of the approval of the Council, with the additional stipulation of not less than 75 Mhz from the date of the consummation of the merger, and not less than 100Mhz after January 2005 for third parties who are not dedicated channels. This obligation shall not apply to any broadcaster of multi-channel national television broadcasts, on a national infrastructure network in its control, unless there is a material decline in the multi-channel television market. In the event that the Controller considers there to be a material regression in the multi channel television market for subscribers, he shall have the authority to instruct the merged infrastructure entity (and if necessary, the merged broadcast entity) to provide any cable broadcast license holder the telecommunications infrastructure services needed to supply the package of channels of such licensee to any person whose premises is reached by the cable network even if such person is not a subscriber of the merged broadcast entity; however, such instruction shall not oblige the merged infrastructure entity to lay down additional telecommunications infrastructure for such a cable broadcast license holder, to a person who is not a subscriber of the merged broadcast entity. Without derogating from the above, in the event that YES ceases to operate, it will be deemed to be such a material decline in competition. Regarding these conditions, YES or its successor shall be deemed to be such a cable broadcast license holder if it ceases its operation due to insolvency.

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          Restrictions upon the corporate structure: within 48 months of the Controller’s approval, at least 20% of the controlling entities of the merged broadcasting entity must be owned by an entity that does not hold, directly or indirectly, any means of control in any other cable or infrastructure entity. This restriction may be amended or waived at the discretion of the Controller, or will be deemed inapplicable, if either at the end of 48 months there are at least two other holders of a general cable broadcasting license in Israel that are not linked to either the merged broadcasting entity or the merged infrastructure entity; or, if the Minister of Communications has set rates for usage of the merged entity’s infrastructure by third parties within 30 months of the date of the approval (and the Controller finds that such rates encourage competition significantly). According to clarifications provided by the Controller in relation to this obligation, in the event that 20% of the means of control of the merged infrastructure entity is purchased by a third party and 20% of the means of control of the merged broadcast entity is purchased by a different third party, neither of whom have a connection to the existing cable television operators, it will not be necessary to meet this requirement.

          Restrictions upon the ownership and purchase of broadcasting material:

          (i) The merged broadcasting entity and the merged infrastructure entity shall be prohibited from holding means of control of a producer of a channel, except HOT 3 and (HOT Movies in the basic packages, and shall be prohibited from owning or having any interest in any other producer of a channel, unless it has received authorization to the contrary from the Controller by way of amendment of the terms of the Controller’s approval to the merger. Subsequent to the approval and pursuant to the said restriction, we sold and transferred an option that we held to purchase certain interests in the “Hop” channel, we and the other cable television operators sold and transferred options we held to purchase certain interests in the sports channels (Channel 5 and the Sport 5+ channel), and we and the other cable television operators relinquished our interests in the children’s channel and the culture and science channel. Pursuant to the recent amendment to the merger approval granted to us by the Controller in January 2005, the merged broadcasting entity is permitted to hold means of control in four additional channels (channels that were not broadcasted on the cable infrastructure as of January 1, 2005 and which will not substitute a channel that is being broadcasted by a producer of a channel that was broadcasted on the cable infrastructure on January 1, 2005).

          (ii) The merged broadcasting entity and the merged infrastructure entity are permitted to use the content of another producer, but shall be prohibited from owning the content of another producer, and further, these entities shall be prohibited from determining to whom content shall be sold or transferred to third parties for use (with the exception of agreements with the major production companies, namely Warner Bros., Universal, Buena Vista (Walt Disney), Paramount, MGM, Columbia, and Twentieth Century Fox, which were signed prior to the date of the Controller’s merger approval and received prior regulatory approvals).

          (iii) The merged broadcasting entity shall only be allowed to purchase content for HOT 3 and HOT Movies and for Pay-Per-View and Near Video On Demand, and the additional channels purchased shall be in accordance with restrictions concerning, among other things, the purchase of exclusive content. In addition, the merged broadcasting entity shall have a must sell requirement to YES or any other general license holder regarding certain material content broadcast on HOT 3 and the HOT Movies channel stipulated in the Controller’s approval. Further, all content purchased, by any party to the merger or any person related to such parties, from the major production companies within 24 months following the Controller’s approval to the merger (April 2002), shall be subject to the must sell requirement to YES or any other general license holder, provided that any person who receives content pursuant to this must sell requirement shall also be subject to the must sell requirement with respect to contents purchased or that may be purchased from the major production companies during such period.

          Obligation to supply multi-channel television broadcasts to the entire population of Israel: subject to price restrictions, and existence of appropriate infrastructure.

          Infrastructure:

—

The merged infrastructure entity shall be prohibited from preventing the development of competing infrastructures, and shall be prohibited from using its control over the merged infrastructure to prevent or hinder competition. Unless prior written consent has been received from the Controller, both the merged broadcasting entity and the merged infrastructure entity shall be prohibited from holding any interest, directly or indirectly, in any person or entity that holds an interest greater than 10% in any other company that owns infrastructure for cable television or any other infrastructure for telecommunications services.

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—

The merged infrastructure entity shall be prohibited from preventing any registered building contractor from laying down infrastructure, regardless of the presence of infrastructure belonging to the merged entity already in such area. Without derogating from the above, the infrastructure entity shall be prohibited from preventing a building contractor from laying down infrastructure in places where it has laid its own infrastructure, subject to the receipt of an indemnity for any damages to its infrastructure caused thereby.

—

The merged infrastructure entity and the merged broadcasting entity shall be separated entirely from Internet service providers. In addition, companies such as Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., and other Internet service providers connected to the cable television operators or their shareholders, are also prohibited from transferring Internet service provider activities to the merged entities.

—

The merged infrastructure entity and the merged broadcasting entity shall be prohibited from preventing any end user which has Inside Wiring on his property from: (i) connecting with any other provider of multi- channel television; (ii) the common use of Inside Wiring by such user to connect to another provider in addition to the merged entities; and (iii) gaining access to Internet infrastructure, or access by such end user to Internet services, which are marketed either by the merged infrastructure entity or by the merged broadcasting entity, even in the event that such end user purchases multi-channel television from a competitor. The merged entities shall still be subject to the administrative directives published by the Minister of Communications governing the reciprocal obligation to lease Inside Wiring between the cable television operators and YES.

          Restrictions upon connected persons or entities:

          The terms of the Controller’s approval shall equally apply to any person or entity connected to the cable television operators, the infrastructure entity, or the broadcast entity whose action is needed in order to fully and exactly comply with all or part of such terms. Any restriction or condition applying under the terms of the Controller’s approval upon a party to the merger, on the infrastructure entity, or on the broadcast entity, shall also equally apply to any person or entity connected to them, and non-compliance with such restriction or condition by a connected person or entity, or together with such connected person or entity, shall be deemed to be non-compliance with the terms of the Controller’s approval on the part of the party to the merger to which such person is connected, and by non-compliance by the broadcast entity and the infrastructure entity to which such person or entity is connected.

          Restrictions shall also apply upon the activities of the officers or owners of the groups of the controlling shareholders of the merged entities, including, among others, as follows:

—

prohibition upon such officers having activities in businesses that compete, directly or indirectly, with the business of the merged broadcasting entity and/or the merged infrastructure entity, without the written approval of the Controller;

—	prohibition upon such owners from sharing information related to the business of the merged broadcasting entity and/or the merged infrastructure entity;

—

an enforced total separation between specific named Israeli corporate entities such as cellular telecommunications companies and newspapers, on the one hand, and the merged broadcasting entity and the merged infrastructure entity, on the other hand; and

—

if the merged broadcasting entity shall be allowed to air commercials in multi channel television channels, then the Controller shall have the authority to impose further restrictions stemming from concerns arising from the cross interests of the controlling shareholders of the parties to the merger in other entities that sell commercial time to the public.

          Interests in telephony services: According to the terms of the approval to the merger, HOT Telecom is required to provide telephony services, which compete with those of Bezeq, to a minimum number of subscribers as follows: by November 20, 2005, 24,000 residential subscribers and 1,500 business subscribers; by November 20, 2006, 50,000 residential subscribers and 4,700 business subscribers; and by November 20, 2007, 98,500 residential subscribers and 10,000 business subscribers. As of the end of November 2004, HOT Telecom has gradually commenced to provide commercial domestic fixed telephony services. The merged infrastructure entity is bound by minimal infrastructure investment commitments of not less than NIS 350 million, to be completed in stages as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount as shall be required for the fulfillment of its business plan for the provision of telephony services which fully compete with the telephony services of Bezeq. The Company’s portion of the infrastructure investment commitments (NIS 350 million), pro rata to its proportionate share in HOT Telecom is estimated to be approximately NIS 93 million.

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          In accordance with the terms of the approval of the Controller to the merger, in July 2002, the Israeli cable television operators filed an application for the merged infrastructure entity for an infrastructure license, which includes the provision of fixed line telephony services. This license was granted in November 2003 to HOT Telecom. HOT Telecom has undertaken actions to meet the conditions and timetable set in the HOT Telecom Infrastructure License and the approval of the Controller to the merger with respect to the provision of telephony services. For more information on HOT Telecom’s domestic fixed line telephony services, see “Item 4B. Business Overview – Domestic Fixed Line Telephony Services.”

          Bank Guarantee: The approval of the Controller to the merger is also conditional upon the provision of a bank guarantee in the amount of US$ 15 million to ensure compliance with the terms of the approval of the Controller. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee. We have provided our pro rata portion of this guarantee in the amount of US$ 3.75 million.

          In the event of a non-material breach, the Controller may exercise US$ 500,000 of the bank guarantee in relation to each breach, and an additional US$ 500,000 per month, until such breach is remedied. Such amounts are non-refundable and the guarantee must be maintained at US$ 15 million at all times, including in the event of breach. The provision and usage of the guarantee does not derogate from the Controller’s ability to take any other remedy according to the provisions of the Restrictive Business Practices Law against the merged entities in the event of breach.

          On January 30, 2005, the Controller granted us and the other cable television operators an exemption from the requirement to receive an approval of a restrictive arrangement in relation to the ongoing cooperation between the cable television operators. The exemption was granted for a period of one year, until January 30, 2006. Pursuant to the exemption, the cable television operators may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fixed line telecommunication services, including access to High Speed Internet and telephony. This exemption is conditional upon, among other things, the cable television operators’ compliance with the terms of the Controller’s approval to the merger and all of the cable television operators refraining from taking any irreversible actions which would prevent them from being able to undertake separate and independent activities in the event that the merger will not be completed. If the merger is not consummated, it will be necessary for us to receive an extension of this exemption.

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4C.	ORGANIZATIONAL STRUCTURE

          We have three significant subsidiaries, all of which are Israeli entities, which we control directly or indirectly, as described below.

❑	Matav Investments Ltd. is a company wholly owned by us and it owns 100% of the share capital of Matav Assets Ltd. Through Matav Investments Ltd. we are the beneficial owners of:

❑	10% of the share capital of Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd., an international telephony service provider in Israel;

❑

approximately 1.2% of the share capital of Partner Communications Company Ltd., the third of four licensed providers of mobile cellular telephone services in Israel, and one of the two operators which use GSM; and

❑	approximately 26.6% of HOT Telecom L.P., Limited Partnership owned by the three cable television operators.

❑	Cable Systems Media Haifa-Hadera Ltd. is a company wholly owned by us, and holds the Cable Broadcast License for the Haifa-Hadera area.

❑

Matav Infrastructure 2001 L.P., is a limited partnership, of which we own approximately 72% of the rights, with the remainder being held by our wholly owned subsidiary Cable Systems Media Haifa-Hadera Ltd. Matav Infrastrucutre 2001 L.P. was the holder of the previous infrastructure license.

          We were formerly part of the Dankner Group. As of June 20, 2003, Dankner Investments Ltd., or Dankner Investments, held approximately 47.74% of our outstanding ordinary shares and 49.70% of the voting rights. In November and December of 2003, and in January of 2004, Dankner Investments sold approximately 7.7% of our outstanding shares in private transactions. In February 2004, Dankner Investments sold approximately 18% of our outstanding shares to Delek Investments and Properties Ltd., or Delek, and granted to Delek an option exercisable for two years to purchase an additional 2% of our outstanding shares. The option was exercised by Delek in September 2004. In May 2004, the controlling shareholders of Dankner Investments signed an agreement with Delek Real Estate Ltd., an affiliate of Delek, for the purchase of 87.5% of the issued share capital of Dankner Investments. This transaction was completed in August 2004. In November 2004, Delek Real Estate Ltd. commenced a tender offer in Israel to purchase all of the shares not already owned by it. As a result of this transaction, which was completed on November 25, 2004, Dankner Investments is a private company, wholly owned by Delek Real Estate Ltd. In December 2004, Dankner Investments sold approximately 20% of our outstanding shares to Delek. As a result of this transaction, Dankner Investments does not own any shares in Matav. The Delek group holds directly approximately 40% of our outstanding shares.

          Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are traded on the Tel Aviv Stock Exchange. The Council approved the change of means of control resulting from the sale of Matav shares to Delek by Dankner Investments. Delek Group Ltd. is currently controlled by Mr. Yitzhak Sharon (“Tshuva”). Mr. Tshuva holds indirectly approximately 78.64% of the shares of Delek Group Ltd.

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4D.	PROPERTY, PLANTS AND EQUIPMENT

          We own our telecommunications network infrastructure and related equipment. Our network infrastructure covers covers 498,752 homes and is approximately 3,931 miles of underground cable.

          Our principal executive offices are in Netanya, Israel in a building purchased by us in 1992 for approximately NIS 3.0 million, which currently has 1,528 square meters of built space.

          Our HeadEnd, studio and regional administrative offices in Haifa are situated in a 1,700 square meter building on 6,690 square meters of land leased from the Israel Lands Authority pursuant to a lease which will expire in 2040. In July 1991, we paid approximately NIS 1.5 million, constituting the entire amount due under such lease in advance as well as approximately NIS 3.8 million to the City of Haifa for the buildings on the plot. We have an option to renew the lease for 49 additional years.

          Our HeadEnd in Bat-Yam is situated on a 200 square meter property, which we lease under a lease agreement providing for a monthly rent of NIS 12,000. The lease is scheduled to expire in August 31, 2005. We are currently in the process of relocating the HeadEnd in Bat-Yam to the HeadEnd in Rishon-lezion.

          Our HeadEnd and microwave broadcast tower in Ramot-Naftali is situated on 520 square meters of land, owned by the Israel Lands Authority, which is subleased to us by the Mevot Hermon Local Council under a lease agreement expiring in October 2006, of which 160 square meters is the HeadEnd and 77 square meters is a basement. Pursuant to the terms of the lease agreement, we are obligated to pay the Mevot Hermon Local Council an annual fee of NIS 1 and to provide cable television services to the residents of Moshav Kadesh Naftali free of charge. Upon termination of the lease agreement, our interest in the property will pass to the Mevot Hermon Local Council, although we will be entitled to remove all of our transmission equipment.

          We also hold real property in Bat-Yam of 2,500 square meters, under a lease from the Israel Lands Authority which is scheduled to expire in 2038. In 1989, we paid approximately NIS 1.8 million for this lease, constituting the entire amount due under the lease, in advance, and approximately an additional NIS 1.28 million in order to extend the deadline under the lease for completion of a building on the property to January 1, 1997. In March 2004, the Israel Lands Authority notified us that its management agreed to extend our lease agreement for this property, subject to the payment of property value differentials amounting to approximately NIS 1.3 million, plus VAT. This amount was based on the valuation of a land appraiser. In April 2004, we paid approximately NIS 1 million. We have submitted an appeal on the valuation of the land appraiser, and we provided a bank guarantee in the amount of approximately NIS 320,000. In April 2004, we received a supplement to the lease agreement from the Israel Lands Authority, according to which, the lease agreement shall be extended to August 1, 2006. This supplement has not yet been signed. In our appeal of the valuation, the property was re-appraised for less than the prior valuation. The amount of such re-appraisal was equivalent to the amount that had already been paid to the Israel Lands Authority by us up until June 8, 2003. As a result, we addressed the Israel Land Authority on March 30, 2005, with a request to repay the sums that were overpaid by us, cancel the bank guarantee provided by us to the Israel Land Authority and amend the supplement to the lease agreement according to the new valuation.

          In Pardess Hanna, we lease a 1,009 square meter plot of land from the Israel Lands Authority. Two structures which contain a HeadEnd for the Hadera license area are located on this property.

          In 1999, we purchased 1,927 square meters in a building near our headquarters in Netanya, for approximately NIS 8.4 million. We use this property, among other things, for our Netanya Hadera cable operations and for our access to High Speed Internet over cable activities.

          In addition to the foregoing, we lease several other small properties totaling approximately 2,200 square meters throughout our operating areas, which we use for office space, storage, and microwave reception towers. Altogether with the leased properties described above, the aggregate monthly rental payments made by us are approximately NIS 75,000.

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ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following operating and financial review and prospects are based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this annual report. You should also read the risk factors appearing elsewhere in this annual report for a discussion of a number of factors that affect or could affect our financial condition and results of operations.

          The financial statements have been prepared in conformity with accounting principles generally accepted in Israel, which differ in certain respects from the U.S. generally accepted accounting principles (as restated, see Note 26 to the financial statements) followed in the United States. The financial information in this section is presented in adjusted NIS, unless stated otherwise.

          We reported certain amounts in adjusted NIS, which have been translated for convenience into US dollars using the representative exchange rate of the US dollar as published by the Bank of Israel on December 31, 2004 (US$ 1.00 = NIS 4.308). Except where otherwise stated, amounts appearing in dollars have been translated from NIS at this exchange rate.

Critical Accounting Policies

          In order to improve understanding of the discussions below, it is important to obtain some degree of familiarity with our principal or significant accounting policies. These policies are described in Note 2 to the Consolidated Financial Statements listed in Item 18. We review our financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements developed, in part, on the basis of these accounting policies provide complete, accurate and transparent information concerning the financial condition of our company. As part of this process, we reviewed the selection and application of our critical accounting policies and financial disclosures as of December 31, 2004.

          In preparing our financial statements in accordance with generally accepted accounting policies, our management must often make estimates and assumptions which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as of the date of the financial statements and during the reporting period. These estimates and judgments are reviewed by management on an ongoing basis, and by our Audit Committee at the end of each quarter prior to the public release of our financial results. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by our management, there may be alternative estimates or assumptions which are also reasonable. We consider our most significant accounting policies to be those relating to depreciation of fixed assets, allowance for doubtful accounts, income taxes and contingent liabilities, which are discussed below.

Depreciation of fixed assets:

          Our fixed assets are depreciated by the straight-line method over their estimated useful life. A significant portion of our operating expenses results from depreciation of fixed assets. The vast majority of our fixed assets are composed of cable network, equipment in the broadcasting centers, studios, converters and modems. If rapid technological changes are to occur in our industry, the estimated useful life of some of our fixed assets could be shortened and consequently lead to an increase in annual depreciation costs and operating expenses.

Allowance for doubtful accounts:

          The allowance is principally determined with respect to specific debts that are doubtful of collection based on the age of the customer’s debt. Our revenues are derived from a large number of subscribers in the license areas. We perform ongoing credit evaluations of our subscribers for the purpose of determining the appropriate allowance for doubtful accounts, by taking into account variables such as disconnection, past experience, age of the receivable balance and current economic conditions that may affect a subscriber’s ability to pay. The use of different estimates or assumptions could produce different allowance balances. If the financial condition in Israel were to deteriorate, resulting in an impairment of our subscribers’ ability to make monthly payments, additional allowance for doubtful accounts may be required. If we were to face stronger competition, we might experience a higher rate of disconnections and hence additional allowance for doubtful accounts may be required.

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Contingent liabilities:

          We are party to certain legal actions as described in “Item 8A. Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings” and described in Note 15 in the financial statements.

          With regard to claims and petitions for certification of some of these actions as class actions, we believe, based on the opinion of our legal counsel, that since the claims and petitions for certification of them as class actions, and our response to the claims and petitions raise complex legal and factual questions, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, we cannot currently evaluate the likelihood of success of such claims, and therefore, no provision has been included in our financial statements with respect to such claims. With regard to other claims in which the proceedings are in early stages, the prospects of the claims cannot be estimated and no provision has been included in our financial statements with respect to such other claims. As to the remaining claims, we believe, based on the opinion of our legal counsel, that we have good defensive arguments against these claims, and therefore, no provision has been included in our financial statements with respect to such claims. However, as detailed in our financial statements, we recorded provisions in the financial statements with respect to certain claims.

          As additional information becomes available, we will assess our potential liability related to our pending litigation and revise our estimates if needed. Such revisions of our estimates of our potential liability under legal claims could materially impact our results of operation and financial position.

Impairments of assets:

          The vast majority of our fixed assets are composed of cable network, equipment in the broadcasting centers, studios, converters and modems. If rapid technological changes or other changes which may cause a rapid churn of our subscribers were to occur in our industry, the estimated fair value of some of our fixed assets could consequently be subjected to impairment.

Accounting for income taxes:

          At the end of each reported period, we are required to estimate our provision for income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of the amount of our tax operating carry forward losses. We must then assess the likelihood that our deferred tax assets resulting from the carry forward losses will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon our estimate of future taxable income. Since we do not believe it is more likely than not that our deferred tax assets will be realized, we recorded a valuation allowance for the full amount of the deferred tax asset. Our estimates of our tax provision is based on our assessment as to the outcome of our dispute with the tax authorities. Actual outcome might differ from our current estimates and require us to record an additional loss.

New accounting standards in the United States:

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R)also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The Company expects to adopt SFAS 123(R) on January 1, 2006.

          SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

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2.

The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures, all prior periods presented.

          The adoption of the SFAS 123(R) fair value method will have significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123.

          In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R), which the Company considers implementing.

New accounting standards in Israel:

          In July 2004, Accounting Standard No. 19 – Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

          The principal change pursuant to the Standard in relation to the principles presently applied are the recognition of deferred taxes in respect of temporary differences arising when there is recognition of deferred taxes in respect of temporary differences relating to land.

          The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

          The Company estimates that the effect of the new Standard on the financial position, operating results and cash flows of the Company is not expected to be material.

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5A.	OPERATING RESULTS

          We were formed in June 1987. We began building out our cable television network and offering cable television services on a trial basis in November 1989. In March 1990, we began providing full cable television services. Between 1990 and 2002, we operated pursuant to five exclusive franchises granted to us by the Ministry of Communications covering the following areas: Bat-Yam and Kiryat Shemona, Holon, Safed and the Golan Heights, Haifa, Hadera, and Netanya and the Sea of Galilee. During 2002, these franchises were replaced by two general non-exclusive Cable Broadcast Licenses, a Telecommunications Infrastructure License and a Broadcasting HeadEnd License. The Telecommunications Infrastructure License was subsequently replaced and cancelled by the HOT Telecom Infrastructure License. Under the terms of our previous franchises and current licenses, we pay the Ministry of Communications variable and fixed franchise/license royalties. For the years ended December 31, 2002, 2003 and 2004, we recorded aggregate expenses for royalties to the Ministry of Communications of NIS 20.6 million, NIS 17.6 million and NIS 15.9 million, respectively.

          As of December 31, 2004, we provided cable television services to 257,344 subscribers, representing approximately 26.7% of all cable television subscribers in Israel, and have achieved an average subscriber penetration rate of approximately 52% for all of our license areas. (The number of subscribers is calculated based on the number of connected customers indicated in our billing system records.)  For the years ended December 31, 2002, 2003 and 2004, we generated revenues of NIS 495.5 million, NIS 545.5 million and NIS 584.6 million, respectively. Our operating loss for the years ending December 31, 2002 and 2003, was NIS 98.7 million, NIS 7.8 million, respectively, and an operating income for the year ended December 31, 2004 was NIS 3 million.

          Our net income for the year ended December 31, 2002 was NIS 33.8 million. Our net loss for the years ended December 31, 2003 and 2004 was NIS 5.5 million and NIS 83 million, respectively. During the years 2002, 2003 and 2004, we achieved EBITDA (Earnings Before Interest Taxation Depreciation and Amortization) of NIS 56.7 million, NIS 147.0 million and NIS 139.6 million, respectively. The EBITDA excludes “other income or expenses” and “equity in earnings of affiliates, net”. Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

          Through December 31, 2004, we invested approximately NIS 2,119 million (US$ 491.9 million) in building out our cable television network and in other fixed assets within our license areas. As of December 31, 2004, our cable television network extended 3,931 miles and covered approximately 500,000 homes, or approximately 95% of the households in the areas in which we operate.

          With our transition to digital cable television services, we increased our revenues, while, at the same time, we also increased our expenses by investments in digital set–top boxes, program content purchasing and providing other services to our subscribers. Each digital set-top box costs us between approximately US$ 130 to US$ 200. Due to marketing considerations, we do not charge the customer the full cost of the digital set-top box, and we subsidize this cost. As of May 31, 2005, we have already purchased approximately 258,000 digital set top boxes, and approximately 68% of our subscribers were equipped with digital set-top boxes. In April 2002, we commenced providing access to High Speed Internet over cable services. As of December 31, 2004, we had 88,324 subscribers with access to High Speed Internet.

Revenues

          We derive a substantial amount of our revenues from the cable television services monthly subscription fee for the analog and the digital Basic Packages of approximately NIS 170.9 – 176.5 including VAT and 186.5 including VAT, respectively. We also collect a one-time deposit of NIS 99 (including VAT), for the regular analog set-top box (for those subscribers without cable-ready televisions), or NIS 198 (including VAT), for the addressable analog set-top box. With respect to digital set-top boxes, we collect a one-time deposit of NIS 399 (including VAT). We partially refund these deposits when the set-top boxes are returned. The refund amount, linked to the Israeli consumer price index, is reduced to reflect depreciation of 10% of the value of the set-top box to us for each year or each partial year (until September 2003 the refund amount was reduced to reflect a depreciation of 10% of the deposits for each year or each partial year), commencing from the date of installation of the set-top box and until the earlier of the date we cease to provide services to such subscriber, or until the removal of a set-top box. Such depreciation is included in our revenues, exclusive of VAT. Instead of paying the deposits referred to above, our subscribers may elect to lease the set-top box for a monthly fee that ranges between NIS 9 and NIS 11 including VAT, but in any event, not more than the value of the set-top box. We are allowed to sell the set-top box to a subscriber, at the subscriber’s option, in consideration for an amount not exceeding the value of the set-top box. We also charge subscribers fees for reconnection, installation of additional outlets in subscribers’ households, and provision of cable television services on the additional outlets. The fees set forth above include value added tax at a rate of 17%. In certain marketing campaigns, we fully refund the first set-top box given to our new customers, in return for certain obligations to the company. Additional revenues are derived from our tiering services, Pay-Per-View services, interactive services, access to High Speed Internet over cable services and other services.

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          Our revenues per subscriber, penetration rate and churn rate may vary in the future from historical levels depending upon numerous factors, which are mostly beyond our control. These factors include amongst others, the nature of our future cable television and telecommunications services, the development of competition for revenues per subscriber and the success of our marketing strategies as well as market acceptance of our services by subscribers.

Cost of Revenues and Other Operating Expenses

          Our principal operating expenditures are:

❑	programming costs;
❑	depreciation and amortization of fixed assets;
❑	payroll and related expenses;
❑	license (previously franchise) royalties and payments to the government of Israel; and
❑	maintenance.

Churn

          Churn refers to subscriber disconnection from network services, either involuntary, due to non-payment of bills or suspected fraudulent use, or voluntary, due to subscribers terminating their use of our services.

          We recognize that managing subscriber churn is an important factor in maximizing revenues and cash flow. In order to control churn caused by subscribers voluntarily terminating our services, we attempt to ensure that our services are of high quality and are competitive. We use our advanced information technology systems as a tool to understand, monitor and control voluntary churn. We have a retention team within our customer services group that makes follow-up phone calls to subscribers who call us with complaints or problems in order to resolve any problems and to retain the subscribers. We also host exclusive subscriber events, such as shows and parties for subscribers, in order to encourage subscriber loyalty. Following the launch of our high-speed Internet access services, we offered our subscribers a television and Internet bundled package on attractive terms so as to reduce churn and increase loyalty. Our competitors have introduced similar approaches. In March 2005, we launched our brand new telephony over cable service using the IP technology, and started to offer our subscribers with a bundled package of television, Internet access and voice services (“Triple Play”). Our competitors cannot offer such triple play offer until certain milestones in the progress of our voice services are met. We expect that the “Triple-Play” offering will reduce churn and increase customer loyalty. For the year ended December 31, 2004, our churn rate for our operating areas averaged approximately 24%.

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Results of Operations

The following table sets forth certain items from our results of operations for the periods indicated:

	Years ended December 31,

In adjusted NIS (in millions)	2002	2003	2004

Revenues	495.5	545.5	584.6
Operating expenses	507.4	466.7	472.5

Gross profit (loss)	(11.9)	78.8	112.1
Selling and marketing expenses	40.7	44.0	63.7
General and administrative expenses	46.1	42.6	45.4

Operating income (loss)	(98.7)	(7.8)	3

Financial expenses, net	48.1	84.0	50.3

Loss after financial expenses	(146.8)	(91.8)	(47.3)
Other income (expenses), net	278.6	81.0	(42.7)

Income (loss) before taxes on income	131.8	(10.8)	(90)

Taxes on income	108.9	35.6	7.3

Income (loss) after taxes on income	22.9	(46.4)	(97.3)
Equity in earnings of affiliated companies, net	10.9	40.9	14.3

Net income (loss)	33.8	(5.5)	(83)

EBITDA *	56.7	147.0	139.6

Comparison of Years Ended December 31, 2002, 2003 and 2004

Operating results according to business segments

          The following table sets forth our consolidated statement of operation according to our various business segments:

	2002		2003		2004

In adjusted NIS (in millions)	Cable TV	Internet	Cable TV	Internet	Cable TV	Internet

Revenues	486.4	9.1	511.1	34.4	518.9	65.7
Operating expenses	494.7	12.7	449.3	17.4	446.4	26.1

Gross profit (loss)	(8.3)	(3.6)	61.8	17.0	72.5	39.6
Selling and marketing expenses	37.5	3.2	38.3	5.7	53.7	10
General and administrative expenses	45.1	1.0	41.7	0.9	44.3	1.1

Operating income (loss)	(90.9)	(7.8)	(18.2)	10.4	(25.5)	28.5

Financial expenses, net	48.1	–	84.0	–	50.3	–

Income (loss) after financial expenses	(139.0)	(7.8)	(102.2)	10.4	(75.8)	28.5
Other income (expenses), net	278.6	–	81.0	–	(42.5)	(0.2)

Income (loss) before taxes on income	139.6	(7.8)	(21.2)	10.4	(118.3)	28.3

Taxes on income	108.9	–	35.6	–	7.3	–

Income (loss) after taxes on income	30.7	(7.8)	(56.8)	10.4	(125.6)	28.3
Equity in earnings (losses) of affiliated companies, net	10.9	–	40.9	–	17.5	(3.2)

Net income (loss)	41.6	(7.8)	(15.9)	10.4	(108.1)	25.1

EBITDA*	58.5	(1.8)	129.8	17.2	104.3	35.3

*Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

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Revenues

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	486.4	511.1	518.9	5.1	1.5
Internet	9.1	34.4	65.7	278.0	91.0

Total revenues	495.5	545.5	584.6	10.1	7.2

          Of our total revenues, approximately 88.8% can be attributed to cable TV activities in 2004, in comparison to 93.7% in 2003 and 98.2% in 2002. Our revenues from cable TV activities increased by NIS 7.8 million in 2004 and NIS 24.7 million in 2003. Our revenues from cable TV activities are derived from monthly subscription fees, Pay-Per-View services, interactive services, depreciation of subscribers’ deposits for set-top boxes, installation fees, payments from the Shopping Channel and other minor sources.

          The following table sets forth the distribution of our subscribers for the periods covered:

	2002	2003	2004	% Change 2002 vs. 2003	% Change 2003 vs. 2004

Average of total number of subscribers for cable TV services*	281,241	270,570	262,462	(3.8)	(3.0)
Average of total digital subscribers*	137,811	151,059	158,753	9.6	5.1
Average of total number of subscribers with access to High Speed Internet services*	10,395	37,954	75,622	265.1	99.2
Average monthly revenue per subscriber (ARPU) in NIS	147.1	166.3	177.5	13.1	6.7

*The average number of subscribers is calculated based on the number of connected customers indicated in our billing system records.

          The increase in revenues from cable TV services is mainly attributed to the fact that in 2004, our financial results are proportionally consolidated with HOT Vision Ltd. for the first time. Furthermore, despite a decline in the number of subscribers, there is an increase in the rate of digital subscribers out of total subscribers from 55.8% in 2003 up to 60.5% in 2004. Our revenues from High Speed Internet services are derived mainly from monthly subscription fees, and increased by NIS 31.3 million in 2004, compared to an increase of NIS 25.3 million in 2003, and NIS 3.5 million in 2002. The sharp increase in revenues from High Speed Internet services in 2004 is due to an increase in the number of subscribers. We anticipate that in spite of our continuing marketing efforts to increase our subscriber’s base for High Speed Internet services, subscription fees might be eroded as a result of the intensive competition in this field.

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          Average monthly revenue per subscriber (ARPU) for 2004 was NIS 177.5 compared to NIS 166.3 in 2003 and 147.1 in 2002. The increase in ARPU is derived from a sharp increase in revenues from access to high speed internet (NIS 65.7 million in 2004 compared to NIS 34.4 million in 2003) and an increase in the number of digital subscribers as described above.

Operating expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	494.7	449.3	446.4	(9.2)	*
Access to High Speed Internet	12.7	17.4	26.1	37.0	50

Total operating expenses	507.4	466.7	472.5	(8.0)	1.2

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

          Of our total operating expenses, approximately 94.5% can be attributed to cable TV only activities in 2004, in comparison to 96.3% in 2003 and 97.5% in 2002. As a percentage of revenues from cable TV only activities, operating expenses from cable TV only activities decreased from 101.7% in 2002 to 87.9% in 2003, and to 86% in 2004.

          The decrease in operating expenses in cable TV only activities in 2004 is derived mainly from a decrease in depreciation of fixed assets which was partially offset by an increase in the cable TV programming expenses. The decrease in operating expenses (excluding depreciation and amortization) in 2003 is derived mainly from a decrease in programming expenses.

          The access to high speed internet operating expenses include direct expenses only and do not include expenses for the usage, services and the depreciation of the cable infrastructure (which are fully recorded as part of the cable television operating expenses)

          Cable TV operating expenses are comprised of:

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV programming expenses	242.8	194.4	198.0	(19.9)	1.8
Depreciation and amortization of fixed assets	156.0	153.7	138.4	(1.5)	(10)
Other operating expenses from Cable TV activities	95.9	101.2	110	5.5	8.7
Total	494.7	449.3	446.4	(9.2)	*

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

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          As a percentage of total revenues from cable TV activities, our programming expenses remained at the same level in 2003 and 2004 (38.0% compared to 38.2%) and decreased from 49.9% in 2002. The decrease in programming expenses in 2003 reflects lower costs for most of the channels in spite of an increase in tiering services, which generates additional expenses as a result of additional purchases of content.

          Since all of our programming expenses are either paid in US dollars or linked to US dollars, any substantial devaluation of the shekel against the US dollar will increase the shekel cost of our US dollar denominated expenses. The gradual decrease in depreciation of fixed assets and amortization in 2004 and 2003 is mainly due to the fact that some of our fixed assets are terminating their accounting life.

          The increase in other operating expenses in 2004 and 2003 is primarily due to an increase in maintenance costs, mainly those which related to digital set-top-boxes.

Selling and marketing expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	37.5	38.3	53.7	2.1	40.2
Access to High Speed Internet	3.2	5.7	10	78.1	75.4

Total selling and marketing expenses	40.7	44.0	63.7	8.1	44.8

          Of our total selling and marketing expenses, approximately 84.3% can be attributed to cable TV only activities in 2004, in comparison to 87% in 2003, and 92.1% in 2002.

          As a percentage of total revenues from cable TV only activities, our selling and marketing expenses decreased from 7.7% in 2002 to 7.5% in 2003, and increased to 10.3% in 2004. The increase in selling and marketing expenses in 2004 compared to 2003 is mainly due to an increase in our advertising expenditures in connection with the launch of the “HOT” brand name, which occurred in the fourth quarter of 2003, and campaigns for the launches of new channels.

          As a percentage of total revenues from access to high speed internet only activities, our selling and marketing expenses decreased from 35.16% in 2002 to 16.6% in 2003 and to 15.2% in 2004. The high level of selling and marketing expenses in 2002 is attributed to the launch of the internet activity.

General and administrative expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Cable TV	45.1	41.7	44.3	(7.5)	6.2
Access to High Speed Internet	1.0	0.9	1.1	(10.0)	22.2

Total general and administrative expenses	46.1	42.6	45.4	(7.6)	6.6

          Of our total general and administrative expenses, approximately 97.6% can be attributed to cable TV activities in 2004, in comparison to 97.9% in 2003 and 97.8% in 2002.

          As a percentage of total revenues from cable TV activities, our general and administrative expenses from cable activities decreased from 9.3 % in 2002 to 8.2% in 2003, and increased to 8.5% in 2004. Our payroll and related expenses increased in 2004 compared to 2003 due to  non-recurring expenses provided with respect to senior employees as part of their retirement benefits, which were offset by a decrease in the provision for doubtful accounts and bad debts. Our payroll and related expenses decreased significantly in 2003 compared to 2002 due to a one-time reduction.

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Operating income (loss) and total EBITDA (**)

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	In adjusted NIS in millions

Cable TV	(90.9)	(18.2)	(25.5)	(79.9)	40.1
Access to High Speed Internet	(7.8)	10.4	28.5	*	174
Total operating income (loss)	(98.7)	(7.8)	3	(92.1)	*
EBITDA from Cable TV	58.5	129.8	104.3	121.9	(19.6)
Total EBITDA	56.7	147.0	139.6	159.3	(5)

*Percentages not provided where negative number became a positive number, or where resulting calculation is in thousands of percentage points due to inability to provide a meaningful mathematical number.

** Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes the EBITDA is presented assuming no consolidation with HOT Vision.

          As a percentage of total revenues from cable TV activities, EBITDA represented 20.1% in 2004 as compared to 25.4% in 2003, and 12.0% in 2002.

          Total EBITDA is comprised of the following:

	Years ended December 31,
In adjusted NIS in millions	2002	2003	2004

Net income (loss)	33.8	(5.5)	(83)
Financial expenses, net	48.1	84	48.5	*
Taxes on income	108.9	35.6	7.3
Depreciation and amortization, including deduction of income from amortization of set-top boxes deposits	155.4	154.8	138.9	*
Other income (expenses), net	278.6	81	(42.2	)*
Equity in earnings of affiliates, net	10.9	40.9	14.3
Total EBITDA	56.7	147.0	139.6

*	Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison purposes, the EBITDA is presented assuming no consolidation with HOT Vision.

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Net financial expenses

	Years ended December 31,
	2002	2003	2004
				% Change 2002 vs. 2003	% Change 2003 vs. 2004
	in adjusted NIS in millions

Total net financial expenses	48.1	84.0	50.3	74.6	(40.1)

          Net financial expenses include interest on our borrowings in Israel and linkage payments related to the fluctuations in the Israeli inflation rate (with respect to our borrowings in shekels) and the US dollar exchange rate (with respect to our borrowings in US dollars). Accordingly, our net financial expenses are affected by the level of our borrowings, from time to time, by changes in the interest rates announced by the Governor of the Bank of Israel and as determined by our creditors, and by changes in the Israeli inflation rate and the exchange rate of the US dollar against the shekel. The decrease in our net financial expenses in 2004 compared to 2003 is principally attributable to a lower debt level and the decrease in interest rates during 2004. The increase in our net financial expenses in 2003 compared to 2002, despite a reduction in our bank credit, is principally attributable to fluctuations in the rate of inflation from +6.5% in 2002 to – 1.9% in 2003. The reduction in the rate of inflation in 2003 caused an increase in the real interest on unlinked NIS credit, which is a principal component of our credit portfolio. In addition, our net financial expenses increased in 2003 as a result of losses derived from exchange rate hedging transactions we performed.

Other income (expenses). This item includes non-recurring sources of income (expenses) or other income (expenses) not derived from our ordinary operations.

          In 2004, other expenses in the amount of NIS 42.7 million were mainly composed as follows:

A.

During 2004, we wrote off the remaining portion of our investment in Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd. (“Barak”) in the amount of approximately NIS 16 million, based on a valuation implemented by an independent appraiser. See “Item 4B. – Information on the Company – Business Overview – International Telecommunication Services” and Note 5c in our financial statements.

B.

During 2004, we recorded a provision of NIS 23.4 million with respect to our indemnification to Golden Channels (through HOT Vision) for approximately 26.5% of the damages awarded to Columbia, Fox and Warner Bros. International Television Distribution (“Warner”). See also Note 15b3 in our financial statements.

          In 2003 and 2002, other income is primarily derived from the sale of 3,826,169 shares in Partner in November 2003 (in the amount of approximately NIS 97 million) and 13,778,668 shares in Partner in April 2002 (in the amount of approximately NIS 296 million, approximately 50% of our holdings at such time), respectively. See “Item 4B Information on the Company – Business Overview – Cellular Telecommunication Services” and Note 19d in our financial statements.

Taxes on income. Costs related to taxes on income decreased by NIS 28.3 million, or 79.5%, from NIS 35.6 million in 2003 to NIS 7.3 million in 2004. Costs related to taxes on income decreased by NIS 73.3 million, or 67.3%, from NIS 108.9 million in 2002 to NIS 35.6 million in 2003. In 2003 and 2002, we recorded costs related to taxes on income with respect to capital gains derived from our sales of shares in Partner. See the discussion regarding our sales of shares in Partner in “Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”. For more information regarding our taxes on income, see Note 17 in our financial statements.

Equity in earnings of affiliated companies, net. Our share in the earnings of affiliated companies decreased by NIS 26.6 million, from NIS 40.9 million in 2003 to NIS 14.3 million in 2004, mainly due to the decrease in our share in Partner’s profits (totaling NIS 17.5 million in 2004 compared to NIS 40.9 million in 2003) which was offset by our share in HOT Telecom’s losses (totaling NIS 3.2 million in 2004). Our share in the earnings of affiliated companies increased by NIS 30.0 million, from NIS 10.9 million in 2002 to NIS 40.9 million in 2003. The increase is attributed to our share in Partner’s profits.

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5B.	LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations through cash we generated from our operations, equity contributions and loans from our former principal shareholders, loans and credit lines from banks and others, sale of financial assets (including 4.45% of our shares that were held by Cable Systems Media Haifa-Hadera Ltd., a wholly owned subsidiary of ours, for aggregate consideration of approximately NIS 40.1 million), and from the public offerings, in Israel of our ordinary shares on the Tel Aviv Stock Exchange in October 1993 and of debentures and warrants in August 1997, and in the United States of our American Depository Shares in June 1996. For details regarding the terms of the debentures, including outstanding amounts, please see Note 14 of our financial statements.

          In April 2002, we sold 13,778,668 shares of Partner Communications Company Ltd., or Partner, to a subsidiary of Hutchison Whampoa Ltd., representing approximately 50% of our holdings in Partner at that time. The gross consideration we received was approximately US$ 62.4 million. In November 2003 we sold 3,826,169 shares of Partner. The gross consideration we received was approximately US$ 25.5 million. In April 2005, we exercised our option to participate in the share buyback of Partner together with Elbit Ltd., Eurocom Communications Limited and Polar Communications Limited. At the closing of the transaction, we sold to Partner 7,783,444 ordinary shares of Partner for total consideration of approximately US$ 57 million. We currently hold 1,884,926 ordinary shares of Partner, almost all of which are subject to transfer restrictions under Partner’s communications license. The gain received from the sales of our shares in Partner is subject to income tax (the taxation of these sales is under dispute with the tax authorities). We have paid approximately NIS 70 million as an advance payment on account of this income tax. See Note 17 of our financial statements. We currently own indirectly, approximately 1.2% of the outstanding share capital of Partner.

          During the past several years, we made use of external funds to finance our operating activities, capital expenditures associated with building-out our network and investments in associated companies. We have relied on internal cash flows, equity investments and loans from our principal shareholders, together with loans from banks and the proceeds from the issuance of our ordinary shares, American Depository Shares, debentures and warrants, and credit arrangements with suppliers to provide us with the necessary funding for building-out of our cable television network operating and investing activities. Our net capital expenditures, as determined on a cash basis, were NIS 77.3 million for the year ended December 31, 2002, NIS 56.6 million for the year ended December 31, 2003, and NIS 107.4 million (including an investment in HOT Telecom in the amount of approximately NIS 12 million) for the year ended December 31, 2004. In 2002 and 2003, there is a decrease in capital expenditures compared to the years 2000 and 2001 due to the fact that large projects relating to infrastructure (such as upgrading the network and the digital infrastructure), which required intensive capital expenditures, were completed in 2001. The increase in our capital expenditures in 2004, is due to large investments in converters and modems as a result of our market share strategy, our efforts to reduce churn and the investment in HOT Telecom. We did not invest in affiliated or other companies in 2002 and 2003. See Note 5 in our financial statements.

          In 2002, we sold in private transactions in Israel an aggregate amount of 26,651 of our ordinary shares held by our subsidiary Cable Systems Media Haifa-Hadera Ltd., in consideration for an aggregate gross amount of approximately NIS 1.0 million. In 2003, we sold the remaining 1,343,497 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd. in private transactions in Israel, in consideration for an aggregate amount of approximately NIS 39.1 million.

          In 2002, we wrote-off approximately NIS 8.8 million of our investment in Barak. During 2004, we wrote off the remaining portion of our investment in Barak in the amount of approximately NIS 16 million, based on a valuation implemented by an independent appraiser. We may be required to make additional capital contributions in proportion to our relative holdings in Barak in the foreseeable future because Barak may not have readily available financing resources, including from its shareholders. We provided a guarantee on behalf of Barak to a bank in the amount of US$ 200,000. See “Item 4B. Information on the Company – Business Overview – International Telecommunication Services” and Note 5c in our financial statements.

          As of December 31, 2004, the principal amount of the bonds outstanding in Barak’s financial statements totaled US$ 122.4 million. The bonds bear interest payable semi-annually, commencing May 15, 2003. Until the payment which was due on November 15, 2004, Barak had met its interest payment obligations. Barak has decided to defer payment of interest to bondholders in the amount of US$ 7.6 million due on November 15, 2004.

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          Since Barak did not pay the interest payment within the 30-day period, the bondholders may have the right to request for the immediate acceleration of the bonds, subject to certain limitations. Barak does not have the financial ability to repay currently these bonds in full. As of December 31, 2004, Barak had a capital deficiency in the amount of NIS 527 million and a working capital deficit in the amount of NIS 704 million. For information regarding a non-binding term sheet entered into on June 15, 2005, by Barak, Clalcom, Clal Industries and Investments Ltd, Dial-the Israeli Company for International Communications Ltd. and we, which sets out the terms of a proposed reconstructing of Barak’s capital and debt, see “Item 4B. Business Overview – International Telecommunication Services.”

          We hold approximately 26.6% of the outstanding shares of HOT Vision Ltd. The results of HOT Vision were recorded based on the equity method until December 31, 2003. On December 31, 2003, the accounts of HOT Vision were consolidated for the first time by the proportionate consolidation method on the basis of our proportionate share in the issued share capital of HOT Vision. We provided an unlimited guarantee to Bank Leumi L’Israel B.M., or Bank Leumi, for purposes of securing up to 24.6% of the credit the Bank Leumi will provide to HOT Vision. The board of directors of HOT Vision determined that the line of credit of HOT Vision from Bank Leumi would be limited to approximately US$ 35 million, unless otherwise determined. As of December 31, 2004, we guaranteed to Bank Leumi US$ 4.6 million on this line of credit. In addition, we provided a guarantee in an amount of up to US$ 16 million to Bank Hapoalim B.M., or Bank Hapoalim, to secure approximately 25% of the credit provided by Bank Hapoalim to HOT Vision, and upon the fulfillment of certain conditions, up to 44% of the total credit. As of December 31, 2004, we guaranteed to Bank Hapoalim between US$ 4.4 million to US$ 7 million. In January 2005, Bank Hapoalim demanded from HOT Vision to repay all of its outstanding borrowings in the amount of approximately US $16 million. HOT Vision had some discussions with the bank to extend the credit period See Note 15c to the financial statements.

          Since March 26, 2002, Bank Leumi, Bank Igud, Bank Mizrachi, Israel Mercantile Discount Bank and Investec Trust Company have floating charges over all of our current and future assets, and specific fixed charges for an unlimited sum over our unpaid share capital and goodwill. According to the charge documents, any exercise of the charges shall be subject to the restrictions contained in our licenses, including the right of the licensee to use its assets to continue to supply services to its subscribers for so long as such license is valid. Furthermore, any terminal equipment situated in the subscribers’ premises is exempted from the application of the charge. The provisions of the Telecommunications Law prohibit the grant of a charge over our licenses.

          As of December 31, 2004, our borrowings consist of short and long-term loans from Israeli banks and other sources and debentures issued to the public, part of which are linked to the Israeli consumer price index or the US dollar. Below is a tabular summary of our outstanding indebtedness:

In adjusted NIS in millions	Total	Up to one year	Two to three years	Four to five years

Short-term bank credit (1)	437	437	–	–
Debentures (Series A) (2)	67.2	34	33.2	–
Long-term bank loans and other (3)	129.8	28.3	27.9	73.6
Total	634	499.3	61.1	73.6

          (1) In NIS (not linked to the Israeli consumer price index), and as of December 31, 2004, bears average annual interest of approximately 5.4%.

          (2) Linked to the Israeli consumer price index, and bears annual interest of 3.7%. See Note 14 of our financial statements for the terms of these debentures.

          (3) In NIS (linked to the Israeli consumer price index and to the US dollar), and bears annual interest at rates ranging from 5.5% to 6.2%, or in US dollars and bearing average annual interest of LIBOR + 1.5-1.75%.

          We commenced negotiations regarding an increase of our present credit lines with our banks, in order to have, together with our internal cash flow, sufficient funds to finance the investment in the continued network build-out and development, acquisition of additional digital set-top boxes, extension of our cable television and IP networks, and loans granted to HOT Telecom to finance its telephony project. In the framework of our negotiations with the banks regarding the extension of our credit lines, we agreed to enhance the security granted to the banks as collateral for our credit lines by granting a floating charge in their favor, subject to the terms of our licenses. These negotiations were ceased due to the proceedings in connection with the proposed merger of the Israeli cable television operators. Thereafter, as the merger was not consummated, these negotiations were recommenced. There is no assurance that we shall reach an agreement with the banks and receive such increased credit lines.

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          In the event that we shall increase our present credit lines, we expect that the amount and cost of the additional bank credit as well as the security we will be obligated to make available to the banks will be influenced by many factors, including: the volatility of private and public markets in debt and equity, our financial results, the effect of competition and regulatory uncertainty. Therefore, we cannot assure you that the additional financing, if any, will be on the same terms as our current financing from the banks, or on terms which are favorable to us or which are not significantly expensive.

          Under our credit agreements with the banks that finance our operations, we are subject to conditions and limitations on our business activities, including limitations on our ability to obtain additional credit, sell or purchase assets and distribute dividends. One of our credit agreements with a bank in Israel includes certain covenants according to which, until the date of consummation of the merger of the three Israeli cable television operators, we are required to maintain certain financial ratios, such as, with respect to our level of equity, total financial credit, operational costs and financing expenses. We are also required to maintain a certain number of subscribers. If we fail to fulfill any of our covenants we could be deemed to be in breach of our loan agreements with the bank. In such event, the bank will be entitled to demand immediate payment of all amounts owing to it under the line of credit, loans, banking services and any other obligation we have to such bank. The balance of credit taken from this bank as of December 31, 2004 was approximately NIS 60 million. As of December 31, 2004, we did not comply with two covenants to maintain the financial ratios, as defined in the agreement, as follows:

1.	The number of broadcast subscribers.

2.	Operating surplus.

          During March 2005, we received a letter from this bank according to which the bank does not deem the non-compliance, described above, to be a violation by the company to maintain the financial ratios for a period of one year, commencing from the date of the letter (the waiver period).

          Further to the non-compliance of the financial covenants in 2004 and with regard to the dictated increase in the required operating surplus, as defined in the covenants, in 2005, the company’s management anticipates that additional negotiations shall take place with the bank, at the end of the waiver period (March 2006).

          Cash Flow (Cable TV and Internet activities together)

          Below is a condensed presentation of certain aspects of our cash flow during 2003 and 2004. For our full cash flow statements, please see the financial statements attached at “Item 18. Financial Statements”.

	Years ended December 31,
	2003	2004

	in adjusted NIS in millions

Net cash provided by (used in) operating activities	96.0	121.3
Net cash provided by (used in) investing activities	60.4	(106)
Net cash used in finance activities	(126.1)	(29)
Increase (decrease) in cash and cash equivalents	30.3	(13.7)
Cash and cash equivalents at beginning of year	7.6	37.9
Cash and cash equivalents at end of year	37.9	24.2

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          The increase in net cash provided by our operating activities in 2004 compared to 2003 derives from an increase in our revenues and a decrease in our financing costs, which is partly offset by an increase in operating expenses.

          Net cash used in investment activities in 2004 in the amount of approximately NIS 106 million is primarily used for purchasing of property, plant and equipment and investment in HOT Telecom. In 2003 net cash provided by investment activities in the amount of approximately NIS 60.4 million, is primarily derived from the proceeds of the sale of a portion of our shares in Partner in the amount of NIS 114.4 million, which was offset by investments in fixed assets in the amount of NIS 56.6 million.

          Net cash used in financing activities in 2004 in the amount of approximately NIS 29 million mainly represent redemption of debentures. Net cash used in financing activities in 2003 is comprised of NIS 131.5 million used for repayment of bank loans, NIS 33.7 million used for redemption of debentures, and NIS 39.1 million provided by sales of our shares held by a subsidiary.

          We paid a dividend on January 26, 2000 of approximately NIS 222.0 million. We did not pay a dividend in 2001, 2002, 2003 and 2004. We have not adopted any dividend distribution policy, and we cannot assure you that we would pay additional dividends in the future.

          Our management believes that our cash and cash equivalents reserve, as well as cash flow from our operations and available credit lines, will be sufficient to meet our anticipated cash needs for a period of at least twelve months commencing on December 31, 2004.

Impact of Inflation and Exchange Rate Fluctuations

          Since we may be unable or not permitted to raise our rates and fees pursuant to our licenses in a manner that would fully compensate for any increase in the Israeli consumer price index, inflation in Israel, which may impact our borrowing costs with respect to Shekel amounts linked to the Israeli consumer price index and may cause an interest increase in Israel, may have a material adverse effect on us.

          Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2004, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to programming where the price paid by us is based on the US dollar. Some of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, any devaluation of the shekel against the US dollar, will also increase the shekel cost of our non-shekel denominated or linked expenses. Such increase may have an adverse impact upon our operating results, which may be material. Our borrowings are mostly in Israeli shekels with the remainder in US dollars.

Differences Between Israeli GAAP and U.S. GAAP

          Israeli GAAP varies in certain respects from U.S. GAAP. The application of U.S. GAAP to our financial statements would have affected the determination of net loss, determination of capital deficiency, comprehensive income, investment in affiliates and marketable securities available for sale, debentures and deferred taxes as of December 31, 2004 to the extent summarized in Note 26 to the financial statements.

5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

5D.	TREND INFORMATION

          1.          During 2004, our number of cable television subscribers declined, mainly due to increased competition from YES, the Israeli satellite television broadcaster. However, during the same period, our number of access to High Speed Internet subscribers increased. This trend has continued in 2005 so far.

          2.          In the second half of 2004, we experienced a decrease in our total revenues and our monthly average revenues per subscriber. The decrease in our revenues and our monthly average revenues per subscriber has continued in the first quarter of 2005, but at a more moderate pace. We believe that the decrease in our revenues and our monthly average revenues per subscriber was a result of the intensified market share strategy undertaken by the three cable television operators in Israel. Such strategy has been replaced in the second quarter of 2005 with a “retention strategy,” as the three cable television operators are moving into the era of marketing bundled television, high speed access internet and telephony in one package known as the “Triple Play”.

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          3.          In recent years our results, such as gross profits, profit from operations and EBITDA, have improved. There is a deterioration in the parameters mentioned above as a result of the ongoing intensified competition over the market share strategy in the Israeli multi-channel television market .

          4.          In 2000 and 2001, we made significant capital expenditures to upgrade our network. In 2002 and 2003, we significantly reduced our capital expenditures. In 2004, our capital expenditures increased due to large investments in converters and modems as a result of our market share strategy, and our efforts to reduce churn. We also made capital investment in the telephony project through the investment in HOT Telecom. For more information about other factors that may affect our results of operations, see “Item 3D. Key Information — Risk Factors.”

5E.	OFF-BALANCE SHEET ARRANGEMENTS

          We hold approximately 26.6% of the outstanding shares of HOT Vision Ltd. The results of HOT Vision were recorded based on the equity method until December 31, 2003. On December 31, 2003, the accounts of HOT Vision were consolidated for the first time by the proportionate consolidation method on the basis of our proportionate share in the issued share capital of HOT Vision. We provided an unlimited guarantee to Bank Leumi L’Israel B.M., or Bank Leumi, for purposes of securing up to 24.6% of the credit the Bank Leumi will provide to HOT Vision. The board of directors of HOT Vision determined that the line of credit of HOT Vision from Bank Leumi would be limited to approximately US$ 35 million, unless otherwise determined. As of December 31, 2004, we guaranteed to Bank Leumi US$ 4.6 million on this line of credit.

          We hold approximately 26.6% of the outstanding shares of HOT Telecom. The results of HOT Telecom are recorded based on the equity method. As of May 31, 2005, we provided a bank guarantee of approximately NIS 7.7 million to secure the payments of HOT Telecom to Lucent. In addition, we and Tevel guarantee, jointly and severally, in a total aggregate amount of US$ 4.5 million to secure the payments of HOT Telecom to Cisco. The cable television operators signed an indemnification agreement with respect to the Cisco guarantee.

          In addition, we provided a guarantee in an amount of up to US$ 16 million to Bank Hapoalim B.M., or Bank Hapoalim, to secure approximately 25% of the credit provided by Bank Hapoalim to HOT Vision, and upon the fulfillment of certain conditions, up to 44% of the total credit. As of December 31, 2004, we guaranteed to Bank Hapoalim between US$ 4.4 million to US$ 7 million. In January 2005, Bank Hapoalim requested to exercise the guarantee. HOT Vision has discussed with the bank to extend the credit period.

          In order to ensure compliance with our obligations pursuant to our licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, we have provided a guarantee of US$ 3.72 million pursuant to the HOT Telecom Infrastructure License along with the other two cable television operators in an aggregate amount of US$ 14 million.  For more information on this guarantee, see “Item 4B. Information on the Company – Business Overview – Our Licenses.”

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5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table sets forth, as of December 31, 2004, our known contractual obligations by type of obligation and for the periods indicated:

	Payment due by period

In thousands of NIS adjusted as of December 31, 2004	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (banks and others)	129,767	28,310	86,769	14,688	–
Operating lease obligations	15,221	6,736	7,851	634	–
Debentures	67,206	34,005	33,201	–	–
Accrued severance pay*	20,394	–	–	–	20,394
Total	232,588	69,051	127,821	15,322	20,394

*As of December 31, 2004, we had NIS 17,911 in a severance pay fund to cover such liability.

Contingent Obligations

          In order to ensure compliance with our obligations pursuant to our licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications, we have provided a guarantee of NIS 9.3 million to the Council pursuant to the Cable Broadcast Licenses.

          The approval of the Controller to the merger is also conditional upon the provision of a bank guarantee in the amount of US$ 15 million to ensure compliance with the terms of the approval of the Controller. In the event that the Controller decides, in his discretion, that there has been a material breach of the terms of the approval, he may fully exercise the guarantee. We have provided our pro rata portion of this guarantee in the amount of US$ 3.75 million.

          For more information on these guarantees, see “Item 4B. Information on the Company – Business Overview – Our Licenses.”

          Pursuant to the proposed reconstruction of Barak’s capital and debt, we are entitled to participate in the funding of a cash payment in the amount of US$ 6 million in accordance with our proportional holdings in Barak. Our board of directors has recently decided to participate in the funding. We will be required to provide additional guarantees in the future of unknown amounts pursuant to the proposed reconstruction. For more information on the cash payment, see “Item 4B. Information on the Company -- Business Overview – International Telecommunication Services.”

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ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

Set forth below is certain information about our officers and directors as of June 25, 2005.

Directors

Name	Age	Position

Meir Srebernik	46	Chairman of the Board of Directors
Asaf Bartfeld	53	Director
Shimon Cheifetz (1)	62	Director
Moshe Amit (1) (2)	70	Director
Gabriel Last	58	Director
Menashe Raz	58	Director
Hanania Gibstein	72	Director
Yair Keusch (1) (2) (3)	65	Director
Yeshayahu Drori (1) (2) (3)	67	Director
Yehoshua Gibstein (1)	45	Alternate Director

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Officers

Name	Age	Position

Amit Levin	42	Chief Executive Officer
Ori Gur Arieh	48	Counsel and Company Secretary
Tal Peres	39	Chief Financial Officer
Shlomi Ashkenazi	39	Vice President, Sales, Marketing and Operational Areas

(1)	Member of the Finance Committee.
(2)	Member of the Audit Committee.
(3)	Independent Director.

Meir Srebernik has been a director of Matav since March 2002 and its Chairman since September 2004. Mr. Srebernik was the Chief Executive Officer of Dankner Investments Ltd., from February 2002 to August 2004. Mr. Srebernik served as a director of various other companies, including Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Assets Ltd., Matav Infrastructure Ltd., HOT Telecom Ltd., Nonstop Ventures Ltd, and HOT Vision. Between 1995 and 2000, he was the president and Chief Executive Officer of Netia Holding SA, a leading Polish alternative fixed line telecommunications company. He has also served as the head of the cable television division of the Israeli Ministry of Communications from 1987 to 1993, as Vice President of Telecommunications of Dankner Investments Ltd. from 1993 to 1994 and as a director of Pelephone Communications Ltd., one of the four mobile phone service providers in Israel, in 2001. Mr. Srebernik has a B.A. degree in economics and business administration from the Hebrew University, Jerusalem.

Asaf Bartfeld has been a director of Matav since June 2004. Mr. Bartfeld is currently the President and CEO of Delek Group Ltd., and the CEO of Delek Investments and Properties Ltd. Prior to holding his current positions in the Delek Group he was CFO of Delek Group Ltd. Mr. Bartfeld serves as the chairman of the board of directors of Delek Real Estate Ltd., Gadot Biochemical Industries Ltd., Delek Belron International Ltd., and is a member of the board of directors of several other entities within the Delek Group. Mr. Bartfeld has a B.A. degree in economics from Tel Aviv University.

Shimon Cheifetz has been a director of Matav since January 20, 1989. Mr. Cheifetz is also a director of various companies in Israel: Matav Investments Ltd., Cable Systems Media Haifa-Hadera Ltd., Matav Assets Ltd. and Barak I.T.C.- The International Telecommunications Services Ltd. Mr. Cheifetz served as the general manager of Maariv-Modiin Publishing House Ltd. until April 1992. Since April 1992 Mr. Cheifetz has been the chairman of the board of directors and a director in various other companies including, Mifratz Flour Mills Ltd., Man Haifa Bay Flour Mills (1999) Ltd., Grand Moulins D’Israel Ltd., Ugda Investment Ltd., Synet Industries Ltd., El-Mul Technologies Ltd., and Yeda Research and Development Co. Ltd.

Moshe Amit has been a director of Matav since August 2004. He serves as the Chairman of Continental Bank and as a director of several banks and companies, including Bank Hapoalim (Swiss), Signature Bank (New York), and the Delek Group. Mr. Amit served between 1980 to 2003 as member of the board of management of Bank Hapoalim and his latest position was deputy CEO of Bank Hapoalim. Mr. Amit has a B.A. degree in political science from Bar-Ilan University and has a diploma in bank management.

Gabriel Last has been a director of Matav since August 2004. Mr. Last served as the CEO of Delek Group Ltd. from2001 to 2003. In 2003 he was appointed as Chairman of the board of directors of Delek Group and is a director in many subsidiaries of the Delek Group. From 1998 to 2001 he served as CEO of the Israeli Society of Insurance Companies and of the Israeli Association of Life Insurance Companies Ltd. From 1985 to 1998, Mr. Last served in various command positions in the Israeli police force, including as the Vice Inspector General from 1996 to 1998. Mr. Last has a L.L.B. degree from Tel Aviv University and a M.A. degree in political science from Haifa University. He is a graduate of A.M.P Harvard Business School.

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Menashe Raz has been a director of Matav since August 2004. For over 30 years, Mr. Raz has been engaged in the electronic media in various positions, including as editor, television and public radio reporter, T.V. show host and documentary films maker. He serves as a news reporter, anchor and show host in the News Company. Channel 10 since April 2002. From 1972 to 1999, Mr. Raz served in various positions in Channel 1, the Israeli public television channel, including as editor and anchor of ‘Mabat Lachadashot’, the main news edition of Channel 1. He was the CEO of the Schruver Fund, a non-profit organization engaged mainly in funding of development projects in Israel. Mr. Raz is a graduate of the Hebrew University in political science and international relations.

Hanania Gibstein has been a director of Matav since August 14, 1987. Mr. Gibstein also serves as a director of Cable Systems Media Haifa – Hadera Ltd. and Matav Investments Ltd. Mr. Gibstein was a member of the Municipal Council of the city of Rishon Le-Zion, and was the mayor of that city from 1969 to 1983. Mr. Gibstein is the chairman of the Society of Friends of The Beer Yaacob Mental Health Center. Since 1991 Mr. Gibstein has been the vice-chairman of the Association for Welfare of the Soldiers of Israel, and has managed private businesses, primarily in real estate.

Yair Keusch has been an external director of Matav since June 3, 2004. Mr. Keusch has served as an economic and financial advisor to various companies since 2001. From 1972 to 2000, Mr. Keusch served as the Vice President of Finance of Delek The Israel Fuel Corporation Ltd., an energy company publicly traded on the Tel-Aviv Stock Exchange. Mr. Keusch also served as a director in many companies. In the past, Mr. Keusch lectured in the Department of Economics of Tel-Aviv University and at other institutions of higher education in Israel. Mr. Keusch previously served as the Manager of the Economics Department of the Institute for Productivity of Labor and Manufacture. Mr. Keusch has a B.A. in economics and an MBA from the Hebrew University in Jerusalem.

Yeshayahu Drori has been an external director of Matav since June 3, 2004. Mr. Drori held various positions with the “Dan” bus cooperative from 1978 to 2000, including heading the inspection, planning/development and finance divisions, and served as the Chairman of the cooperative’s Secretariat from 1997 to 2000. From 1992 to 2000, Mr. Drori served as the Chairman of “AVIS” Dan Rent a Car. Mr. Drori has served as a member of the Tel Aviv municipal council since 1999. Mr. Drori serves as a member of various municipal councils and committees, environmental bodies and is a member of the board of directors of Netivey Ayalon Ltd.

Yehoshua Gibstein has been an alternate director of Matav for Mr. Hanania Gibstein since May 24, 1998. Mr. Yehoshua Gibstein was a director of Matav between 1992 and May 1998. Mr. Gibstein is also a director in Pikom Ltd., Exent Technologies Ltd., Cabletek Ltd. and Noa (G.P.A) Investment Company Ltd., which specializes in investment and project development. Mr. Gibstein is the son of Hanania Gibstein.

Amit Levin has been our Chief Executive Officer since October 7, 1999. In addition, Mr. Levin currently serves as Vice President of Service and Logistics of the merged operations of the three cable television operators. Mr. Levin served as Vice President of Marketing and Programming of the merged operations of the three cable television operators from June 2004 to June 2005. Before that and since September 1998, he served as our interim Chief Executive Officer. Between October 1994 and September 1998, he was Matav’s Vice President of Israeli Operations. Mr. Levin is a director of Nonstop Internet (1999) Ltd., Matav Assets Ltd. and Matav Infrastructure Ltd. Between 1991 and 1994, Mr. Levin was Matav’s area manager for Netanya.

Ori Gur Arieh has been Matav’s Counsel and Company Secretary since November 2000. Mr. Gur Arieh also serves as General Counsel to HOT Telecom and General Counsel to the merged operations of the three cable television operators, referred to as HOT. Prior to his employment with Matav, Mr. Gur Arieh was a partner in the private law practice of Avital, Dromi & Co.

Tal Peres has been our Chief Financial Officer since May 2005. Prior to joining the Company and since 2003, Mr. Peres served as chief financial officer and a member of the executive committee of Hashmira Group. Mr. Peres has served as chief financial officer and a member of the executive committee of the DBM Group from 2001 to 2002 and of the Career Group, a subsidiary of Manpower International, from 1996 to 2001. Mr. Peres is a certified public accountant.

Shlomi Ashkenazi has been Matav’s Vice President of sales, marketing and operational areas since August 2002. Mr. Ashkenazi also serves as Vice President of Sales of the merged operations of the three cable television operators, referred to as HOT. Between February 2002 and August 2002 he served as Matav’s Vice President of Marketing and Sales. Before that and since 1998, he served as Matav’s Vice President and Chief Operating Officer. Between 1995 and 1998 he served as an operating area manager for our Bat-Yam, Holon and the Galilee franchise areas.

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          Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of Matav.

6B.	COMPENSATION

          The aggregate net compensation paid, and benefits in kind granted to or accrued on behalf of all of our directors, officers and members of our extended management, as a group, for their services in all capacities during the year ended December 31, 2004 was approximately NIS 8.1 million. This amount includes pension, retirement and similar benefits in the aggregate amount of NIS 1.5 million. This amount excludes amounts we expended for vehicles we made available to our officers and members of extended management and expenses (including business travel, professional and business association dues and expenses) with which we reimbursed our officers and members of extended management.

          During 2001, we granted 770,500 options to purchase ordinary shares of the company to 45 employees under our 2001 Employee and Officers Option Plan, or the 2001 Plan. As of December 31, 2004, 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired.

          In addition, as of December 31, 2003, options were granted to approximately 46 members of our senior management under our 2003 Employee and Officers Option Plan, or the 2003 Plan, to purchase up to 770,000 of our ordinary shares. The options under the 2003 Plan vest in three equal portions. The first portion vested on January 31, 2004 and has an exercise price of 85% of the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE prior to November 17, 2003. The second portion vested on January 31, 2005 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date. The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date. In addition, all of the employees that were entitled to receive options under the 2003 Plan that received options under the 2001 Plan were required to waive their vested options under the 2001 Plan as a condition to receiving options under the 2003 Plan.

          On November 29, 2004, a special meeting of the Company’s shareholders’ approved the grant of 302,205 stock options of the 2003 Plan at no consideration to a member of the Company’s board of directors. The exercise price of the options is NIS 38 per share.

          As of December 31, 2004, under the 2003 Plan, 1,072,205 options were issued to 46 employees, 36,483 options were exercised, and 11,000 options were forfeited.

          For more information see “Item 6E. Share Ownership.”

6C.	BOARD PRACTICES

Israeli Companies Law

          We are subject to the provisions of the Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and regulations adopted thereunder, or the Companies Law, which supersede most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Terms of Directors

          Generally, each director is elected at the annual general meeting of shareholders and holds office until the election of his/her successor at the next annual general meeting, except for external directors, who hold office for three-year terms and may be re-elected by the shareholders for an additional three-year term. Currently, our articles of association provide that our board of directors consists of at least 4 directors but not more than 15. Our articles of association provide that a majority of our board of directors, entitled to participate, may appoint additional directors, up to the maximum number permitted. Our articles of association also provide that our board of directors may delegate all of its powers to committees of the board of directors, as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with our company or its subsidiary providing for benefits upon termination of employment. Our officers serve at the discretion of our board of directors or until their successors are appointed.

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Alternate Directors

          Our articles of association provide that a director may at any time, appoint any individual as an alternate director. In addition, no person who already serves as a director or alternate director of Matav may serve as the alternate director of another director of Matav. An alternate director may not serve as such unless such person is qualified to serve as a director. Under the Companies Law, an alternate director shall have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Mr. Yehoshua Gibstein is alternate director for Mr. Hanania Gibstein, in his absence.

Independent Directors and External Directors

          Pursuant to the current listing requirements of the Nasdaq National Market, as a foreign private issuer which was already publicly traded in December 1999, we are required to have at least two independent directors on our board of directors and to establish an audit committee, a majority of whose members must be independent.

          The Companies Law requires that we have two external directors. The election of an external director under the Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election; or (b) the total number of shares voted against such election does not exceed one percent of the aggregate voting rights in the company.

          On June 3, 2004, Mr. Yair Keusch and Mr. Yeshayahu Drori were appointed as external directors to replace Mr. David Harnik and Mr. Michael Goldschmidt whose terms expired on June 4, 2004. Our current external directors satisfy the provisions of the Companies Law pursuant to which they were appointed, and also satisfy the requirements of the Nasdaq National Market regarding independent directors.

Audit Committee

          As a foreign private issuer, we received an automatic exemption from the listing requirements of Nasdaq relating to audit committees that were adopted in 2000. Accordingly, we are required to have at least two, rather than three, “independent directors” on our audit committee. The responsibilities of the audit committee under the Nasdaq requirements include, among other things, evaluating the independence of our directors. In addition, we are not required to adopt a formal audit committee charter.

          The Companies Law requires public companies, including us, to appoint an audit committee. The responsibilities of the audit committee include reviewing our financial statements, identifying irregularities in the management of the company’s business (including in consultation with the internal auditor and the company’s independent accountants) and to suggest an appropriate course of action to amend such irregularities, and approving certain related party transactions as required by law. An audit committee must consist of at least 3 members, and include all of the company’s external directors. However, the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, any controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. The current members of our audit committee are: Mr. Moshe Amit, Mr. Yair Keusch and Mr. Yeshayahu Drori.

Internal Auditor

          The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. The accounting firm Elan Katz Nagor was appointed as our internal auditor in November 17, 2003.

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Fiduciary Duties of an Office Holder

          The Companies Law imposes fiduciary duties on an office holder of a company, which consist of a duty of loyalty and a duty of care. An “office holder” is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the any other person assuming the responsibilities of any of the foregoing positions regardless of that person’s title and other managers directly subordinate to the general manager. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s duties for the company and other duty or personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for himself or herself, or for others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position, and all other relevant information pertaining to such action.

Approval of Related Party Transactions

          Generally, under the Companies Law the compensation of office holders who are directors requires the approval of the audit committee, the board of directors and the general meeting of the shareholders of the company (in that order). The Companies Law also requires that arrangements as to the compensation of office holders who hold a controlling interest in the company must be approved by the audit committee, the board of directors and a meeting of the shareholders (in that order) provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of shareholders not having a personal interest in the matter voted at the meeting, vote in favor of such arrangement; or (b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

          The Companies Law requires that an office holder promptly disclose any direct or indirect personal interest that he or his affiliates may have, and all related material information known to him, in connection with any existing or proposed transaction by the company. The office holder must make his disclosure orally or in writing no later than the first meeting of the company’s board of directors meeting which discusses the particular transaction. The company may approve the transaction in accordance with the provisions of its articles of association and the Companies Law. Under the Companies Law, if the office holder has a personal interest, the company may approve the transaction provided that the transaction is not adverse to the company’s interest. In addition, if the transaction is an extraordinary transaction, then in addition to any approval required by the articles of association, it also must be approved by the company’s audit committee, its board of directors (in that order) and, in certain circumstances, the shareholders of the company at a general meeting. Generally, a director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on the matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter.

          For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions, see “Item 7. Major Shareholders and Related Party Transactions.”

          Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. Moreover, under the Companies Law, extraordinary transactions between a public company and a controlling shareholder of the company or with a third party in which a controlling shareholder has a personal interest, in addition to any approvals stipulated by the articles of association, require the approval of the audit committee, the board of directors and of the shareholders with the same majority requirement as required for the approval of compensation arrangements of office holders who hold a controlling interest in the company.

Duty of a Shareholder

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders, and refrain from improperly exploiting his power in the company, including when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger or (d) approval of transactions with interested parties which require shareholder approval. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder in the company or any other power towards the company, is under a duty to act in fairness towards the company. The Companies Law does not detail the substance of this duty.

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Exculpation of Office Holders

          Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Indemnification of Office Holders

          Our articles of association permit us to undertake in advance to indemnify our officers and directors, provided that the undertaking is restricted to the events of a kind which the board of directors may anticipate at the time it makes such undertaking and limited to an amount which the board of directors determines is reasonable under the circumstances. In addition, we can indemnify an officer or director for specific occurrences retroactively.

          Our articles of association further provide that the total amount as to which we may indemnify our officers and directors under these provisions shall not exceed 25% of our equity according to the last financial statements that were published.

          Our articles of association also provide that we may indemnify an officer or director for liability or expense imposed on him as a result of an action performed by him in his capacity as our officer or director as follows:

          (1)       Any financial liability imposed on the officer or director in favor of a third party in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court.

          (2)       Reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	within the framework of proceedings filed against him by Matav or on Matav’s behalf or by a third party,

(b)	in a criminal proceeding in which he was acquitted,

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

          In November 2004, our shareholders approved and ratified our authority to indemnify our officers and directors to the fullest extent permitted by law and to provide each of them with an Indemnification Letter providing for the same. Our officers and directors are also exempted from any liability for damages caused as a result of a breach of duty of care to the Company, to the fullest extent permitted by law.

Insurance of Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

(1)	a breach of an office holder’s duty of care to us or to another person; or

(2)	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

(3)	a financial liability imposed upon an office holder in favor of another person.

          We have obtained a directors and officers insurance policy, currently valid until August 31, 2005.

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Limitations on Exculpation, Indemnification and Insurance

          Under the Companies Law, in no event may we enter into a contract for the insurance of our office holders, indemnify an office holder or exempt an officer from responsibility toward the company, for:

          (1)       breach of the duty of loyalty toward Matav, unless, with respect to insurance coverage, the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm us;

          (2)       breach of the duty of care if it was committed intentionally or recklessly;

          (3)       an act or omission committed with the intent to yield a personal profit; or

          (4)       any fine or penalty imposed on the office holder.

6D.	EMPLOYEES

          As of December 31, 2004, we had 826 employees on a full-time or full-time equivalent basis. Of these employees, 128 were in engineering and technical support, 246 were in customer service and support, 166 were in marketing, 106 were in Internet activities, and the remainder in administration and management.

          As at December 31, 2004, all of our employees are located in Israel. Substantially all of our employees have entered into employment contracts with us, terminable at will by either party. The majority of our employees is managed by the joint management of the three cable television operators, which oversees the operational merger. The payroll expenses related to these employees are divided among the three cable television operators pursuant to the operational merger. For more information on the operational merger, see “Item 4. Information on the Company.”

          Our employees are not covered by any specific collective bargaining agreement. However, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut, currently the largest labor organization in Israel, and the Coordination Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

          We generally contribute funds on behalf of our employees to a fund known as Managers’ Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employees, giving the employees a lump sum payment upon retirement or a pension upon retirement and securing some of the severance pay, if legally entitled, upon termination of employment. Most of our employees are entitled to participate in the plan upon the start of employment or after an initial period. Each employee contributes an amount equal to 5% of his salary and we contribute between 13.3% and 15% of such employee’s salary.

          We also offer some of our employees the opportunity to participate in a “Continuing Education Fund,” which functions also as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of his salary and we contribute 7.5% of such employee’s salary.

          According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute. These contributions entitle the employees to health insurance and benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. We have never experienced a strike or work stoppage.

          Except for one action pending against us, by a former service provider, claiming an employer-employee relationship existed at the time he provided his services, no material labor-related claims are pending. For more information on this claim, also see “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal and Arbitration Proceedings.”

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6E.	SHARE OWNERSHIP

          As of April 30, 2005, our directors and executive officers owned an aggregate of 2,737,653 or approximately 9% of our outstanding ordinary shares. Except for Shimon Cheifetz and Hanania Gibstein, no individual director or senior manager listed in “Item 6A – Directors and Senior Management”, owns directly (or through fully owned companies) 1% or more of our outstanding ordinary shares.

          As of April 30, 2005, our senior managers and directors, held, in the aggregate, options to purchase up to 1,072,205 of our ordinary shares under the 2003 Plan, out of which 302,205 stock options granted on November 2004 vest in 36 equal monthly installments at an exercise price of NIS 38 per share. The remaining portion of the options which were granted in 2003 (in the amount of 770,000) vest in three equal annual installments as follows: the first portion vested on January 31, 2004, and has an exercise price of NIS 26.82, which was determined based on the average 30 day trading price on the Tel Aviv Stock Exchange, or TASE, prior to November 17, 2003. The second portion vested on January 31, 2005 and has an exercise price of NIS 30.43, which was determined based on the average 30 day trading price on TASE prior to the vesting date. The third portion vests on January 31, 2006 and has an exercise price of 90% of the average 30 day trading price on TASE prior to the vesting date.

          As of April 30, 2005, Mr. Hanania Gibstein owned 262,939 ordinary shares, or approximately 0.87% of our outstanding ordinary shares directly, and an additional 1,147,426 ordinary shares, or approximately 3.8% of our outstanding ordinary shares indirectly, through his holdings in Gibstein Holdings Ltd., Gibstein Financial Holdings (1998) Ltd. and Gibstein Investments (1997) Ltd.

          As of April 30, 2005, Messrs. Shimon Cheifetz and Eli Cheifetz owned 616,896 ordinary shares or 2.04% of our outstanding ordinary shares directly, and 710,392 ordinary shares or 2.35% of our outstanding ordinary shares, indirectly through their holdings in Cheifetz Holdings Ltd.

2001 Senior Employee Share Option Plan

          On January 30, 2001, our board of directors adopted the 2001 Employee Share Option Plan, or the 2001 Plan, to promote the interests of our company and its shareholders by providing our senior management and other key employees with appropriate incentives and rewards to encourage them to enter into and continue in the employ of Matav and to acquire a proprietary interest in our long-term success.

          The 2001 Plan authorized the issuance of options to purchase up to 864,000 of our ordinary shares, or 432,000 ADSs. Each option represents the right to receive, upon exercise, our ordinary shares or ADSs in the value of the appreciation, if any, of the price of our ordinary shares on the Tel Aviv Stock Exchange, on the day of exercise, over the exercise price for each ordinary share subject to the option.

          As of April 30, 2005, under the 2001 Plan, 770,500 options were issued to 45 employees, 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired.

          The ordinary shares which were issuable upon exercise of the options covered by the 2001 Plan, are registered for sale on both Nasdaq and the Tel Aviv Stock Exchange.

2003 Employee and Officers Option Plan

          In November and December 2003, our board of directors adopted a new Employee and Officers Option Plan, or the 2003 Plan, which provides for the grant of up to 770,500 (of which, 770,000 were issued until that date) options to purchase our ordinary shares to 46 of our employees. In addition, on November 2004, our board of directors approved the grant of 302,205 stock options to a senior employee. The 2003 Plan was approved by our shareholders in December 2003. All of the employees that were entitled to receive options under the 2003 Plan and who received options under the 2001 Plan were required to waive their vested options under the 2001 Plan as a condition to receiving options under the 2003 Plan. The options that were granted under the 2001 Plan that were not yet vested were cancelled with the agreement of the grantees. As of December 31, 2004, under the 2003 Plan, 1,072,205 options were issued to 46 employees, 36,483 options were exercised and 11,000 options were forfeited.

          For an English summary of the principal terms of the 2003 Plan, please see Exhibit 4(c)(ii).

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Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	MAJOR SHAREHOLDERS

          The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 30, 2005 with respect to each person or entity that we believe to be the beneficial owner of 5% or more of our outstanding ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares.

Name	Number of Ordinary Shares Beneficial Owned	Percentage of Outstanding Ordinary Shares Beneficially Owned	Percentage of Voting Securities

Delek Investments and Properties Ltd.(1)	12,088,618	40%	40%
Bank Leumi L’Israel B.M. (2)	2,566,844	8.49%	8.49%

(1)   In February 2004, Dankner Investments sold approximately 18% of our outstanding shares to Delek Investments and Properties Ltd., or Delek, and granted to Delek an option exercisable for two years to purchase an additional 2% of our outstanding shares. The option was exercised by Delek in September 2004. In May 2004, the controlling shareholders of Dankner Investments signed an agreement with Delek Real Estate Ltd., an affiliate of Delek, for the purchase of 87.5% of the issued share capital of Dankner Investments. This transaction was completed in August 2004. In November 2004, Delek Real Estate Ltd. commenced a tender offer in Israel to purchase all of the shares of Dankner Investments not already owned by it. As a result of this transaction, which was completed on November 25, 2004, Dankner Investments is a private company, wholly owned by Delek Real Estate Ltd. In December 2004, Dankner Investments sold approximately 20% of our outstanding shares to Delek. As a result of this transaction, Dankner Investments does not own any shares in Matav. Delek holds approximately 40% of our outstanding shares. Delek is a wholly-owned subsidiary of Delek Group Ltd., a public company whose shares are traded on the Tel Aviv Stock Exchange. As of May 2005, Delek Group Ltd. is controlled by Mr. Yitzhak Sharon (“Tshuva”). Mr. Tshuva holds indirectly approximately 78.64% of the shares of Delek Group Ltd. ..

(2)   Bank Leumi L’Israel Ltd., or BLL, is one of the two largest commercial banks in Israel. The shares beneficially owned by BLL are held by various of its affiliated mutual funds and provident funds.

          Dankner Investments Ltd., Bank Hapoalim B.M. and Ma’ariv Modi’in Publishing House Ltd. ceased to own 5% or more of Matav during 2004.

Significant Changes in the Ownership of Major Shareholders

          Set forth below is a list of significant changes in the ownership of major shareholders for the years ended 2002, 2003 and 2004, as applicable.

Transactions by Dankner Investments Ltd., a former major shareholder, and Delek Investments and Properties Ltd.

1.	On November 23, 2003, Dankner Investments Ltd. sold 1,270,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 35.50 and at an aggregate price of NIS 45,085,000.

2.	On December 16, 2003, Dankner Investments Ltd. sold 460,300 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 34.50 NIS and at an aggregate price of NIS 15,880,350.

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3.	On December 31, 2003, Dankner Investments Ltd. sold 400,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 34.50 NIS and at an aggregate price of NIS 13,800,000.

4.	On January 5, 2004, Dankner Investments Ltd. sold 200,000 ordinary shares on the Tel Aviv Stock Exchange at a price per share of NIS 35 and at an aggregate price of NIS 7,000,000.

5.

On February 22, 2004, Dankner Investments sold 5,433,685 ordinary shares to Delek Investments and Properties Ltd. at a price per share of US$8.00, and at an aggregate price of US$43,500,000, and granted to Delek Investments and Properties Ltd. an option, exercisable for a period of two years, to purchase an additional 604,078 ordinary shares, which constitutes approximately 2% of our outstanding ordinary shares. The option was exercised by Delek Investments and Properties Ltd. in September 2004.

6.

On December 30, 2004, Dankner Investments sold 6,050,855 ordinary shares, the remainder of its shares, to Delek Investments and Properties Ltd., at a price per share of NIS $35.28 (approximately US$8.10), and at an aggregate price of NIS 213.5 million (approximately US$49.1 million).

Transactions by us

          In 2002, we sold in private transactions in Israel an aggregate amount of 26,651 of our ordinary shares held by our subsidiary Cable Systems Media Haifa-Hadera Ltd., in consideration for an aggregate gross amount of approximately NIS 1.0 million. In 2003, we sold the remaining 1,343,497 of our ordinary shares held by Cable Systems Media Haifa-Hadera Ltd. in private transactions in Israel, in consideration for an aggregate amount of approximately NIS 39.1 million.

          Our major shareholders do not have different voting rights.

          For information on a proposed merger of the Israeli cable television operators, see “Item 4A. History and Development of the Company -- Proposed Merger of the Israeli Cable Television Operators.”

Number of Record Holders in the United States

          On April 30, 2005, 66,210 ADSs were held of record in the United States. These ADSs were held by 9 record holders. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident, since many of these ADSs were held of record by brokers or other nominees.

          We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations.

7B.	RELATED PARTY TRANSACTIONS

Subcontractor Agreement

          Mr. Yehoshua Gibstein, an alternate director for Mr. Hanania Gibstein, indirectly owns 57% of Geyser Communication Services Ltd. Geyser Communication Services Ltd. owns 79% of the shares of Cabletek Ltd. In 1995, we entered into a subcontractor agreement with Cabletek Ltd. Under this agreement Cabletek Ltd. served as our subcontractor for building our network and operating our cable television services in certain communities within our franchises. As of the years ended December 31, 2002, 2003 and 2004, we paid Cabletek Ltd. a total of approximately NIS 2.9 million, NIS 2.4 million and NIS 1.5 million, respectively. As of the period beginning January 1, 2005 and ended May 31, 2005, we paid Cabletek Ltd. a total of approximately NIS 0.8 million.

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Gavish Agreement

          On October 30, 2000, our audit committee and board of directors approved a bonus incentive agreement with Mr. Moshe Gavish, who served as vice chairman of our board of directors from December 31, 2000 until September 30, 2001. This agreement and amendment thereto were approved by our shareholders in its general meetings on December 31, 2000 and December 27, 2001, respectively. According to this agreement, Mr. Gavish served as active vice-chairman of our board of directors. Pursuant to this agreement, Mr. Gavish was entitled to receive a bonus that was calculated according to the value of our ordinary shares on the Tel-Aviv Stock Exchange. Under this agreement, during the period Mr. Gavish served as vice chairman of our company, Mr. Gavish was entitled to gradually accumulate a bonus, in an amount equal to a total number of our ordinary shares constituting 1% of our outstanding ordinary shares, in three equal portions at the end of 6 months, 18 months and 30 months following the beginning of his service with our company. Under the agreement, Mr. Gavish was entitled to exercise such rights during a period of 36 months following the accumulation of his rights under each portion. The exercise price for each ordinary share underlying the first portion of his right shall be an amount equal to a 17.5% discount on the difference between the closing price of our ordinary shares on the Tel-Aviv Stock Exchange on the day of the exercise, and the average price of our ordinary share on the Tel-Aviv Stock Exchange during the 30 days’ period prior to the approval of his agreement by our board of directors. The exercise price for each ordinary share underlying the second and third portions of his right shall be an amount equal to a 17.5% discount on the average price of our ordinary shares on the Tel-Aviv Stock Exchange during the 30 days’ period prior to the accumulation by Mr. Gavish of each such portion of the right. The exercise price of each ordinary share under the second and third portions of his right shall be linked to the consumer price index. The ordinary shares underlying Mr. Gavish’s bonus are subject to adjustments following any distribution of bonus shares, dividend and other rights.

          Upon Mr. Gavish’s retirement, pursuant to the amendment to the agreement approved by the shareholders on December 27, 2001, he is entitled to receive the rights accumulated in relation to the first portion of his right (in respect of which a payment demand was to be provided to us until March 15, 2004), and half of the rights in relation to the second portion of his right (in respect of which a payment demand may be provided to us until September 30, 2004). Under the amendment, the exercise price for each ordinary share underlying the rights to which he is entitled in relation to the second portion of his right shall be an amount equal to the average price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 days’ period prior to March 15, 2002. On April 13, 2004, we paid Mr. Gavish approximately NIS 1 million as payment in full for all of his rights.

Investments With Shareholders

          In May 2000, we decided that together with other of our former shareholders, we will invest in start-up companies which engage in the fields of Internet, cable television, data communications, applications, content, infrastructure and Internet Protocol telephony.

          To this end, Nonstop Ventures Ltd. was formed by several of our shareholders, in which we hold, as of November 2002, 50% of the issued share capital, following the exercise of an option granted to us under a memorandum of understanding dated December 31, 2000, as amended. Pursuant to the exercise of the said option, 50% of certain amounts we invested and loans we made on behalf of Nonstop Ventures Ltd. are deemed to be provided by us to Nonstop Ventures Ltd., in consideration of the issuance to us of a non-convertible promissory note by Nonstop Ventures Ltd., and the transfer and assignment to Nonstop Ventures Ltd. of our rights and obligations towards third parties in connection with such investments and loans. The shareholders of Nonstop Ventures Ltd. have agreed to finance its operations in proportion to their respective holdings in the share capital of Nonstop Ventures Ltd. up to a total sum of US$ 15 million. Investments made by the respective shareholders in Nonstop Ventures Ltd. prior to October 30, 2002, are in consideration of the issuance to such shareholders of non-convertible promissory notes by Nonstop Ventures Ltd.

          As of December 31, 2004, we and the other shareholders invested through Nonstop Ventures Ltd. in a few start-up companies an amount of approximately US$ 5.8 million. Of the aggregate investment, we invested approximately US$ 2.9_million. This amount does not include costs related to such investments such as wages, consultant fees, legal fees, etc. Due to, among other things, market factors, the financial situation of these companies and our accounting policies, these investment amounts were reduced in our financial records, and were set in our financial statements for the year ended December 31, 2004, at a value of approximately US$ 0.3 million.

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B-Point Agreement

          On May 5, 1997 we entered into two agreements with B-Point Systems Ltd., a company owned by Mr. David Binmovitch, who is the son-in-law of Mr. Shmuel Dankner, the former Chairman of our board of directors. Under these agreements, B-Point Systems Ltd. provides us with cable television installation services, and sets up and maintains our cable television networks. For the years ended December 31, 2002, 2003 and 2004, we paid B-Point an amount of approximately NIS 12.5 million, approximately NIS 11.5 million and approximately NIS 11.7 million, respectively.

Delek Agreement

          On April 17, 2005, our board of directors approved an agreement, dated March 1, 2005, between us and Delek, our principal shareholder, according to which Delek shall provide us with automatic fueling services through computer systems, which is known as Dalkan Delek, for our vehicles at a discounted rate.

Negotiations with Cabletek Ltd.

          Mr. Yehoshua Gibstein, an alternate director for Mr. Hanania Gibstein, indirectly owns 57% of Geyser Communication Services Ltd. Geyser Communication Services Ltd. owns 79% of the shares of Cabletek Ltd. Cabletek Ltd. operates our cable television services in Judea and Samaria. We are in negotiations with Cabletek Ltd. for the purchase of assets (including equipment) and rights and obligations of Cabletek with respect to its activities in the field of providing cable broadcasting services.

          See also Note 22 to the financials statements attached in Item 18 for details of additional related party transactions.

7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          Audited financial statements for the three fiscal years ended December 31, 2004 are included at “Item 18. Financial Statements”.

Legal and Arbitration Proceedings

          In addition to the legal proceedings discussed below, we are a party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

          (a)          On April 22, 1999, a lawsuit and application to recognize the suit as a class action were filed in the Tel-Aviv-Jaffa District Court against us. The suit alleges that we constitute a monopoly, and that we adversely exploit our position in the market, in a manner which is, or may be, damaging to the general public, among other things, by setting and collecting an unreasonable and unfair price for the services we provide. The plaintiff is seeking, among other things, that we be required to reduce the subscriber fees we collect and to pay our subscribers compensation in connection with the subscriber fees we collected from May 10, 1996 through April 1, 1999. In this context, the plaintiff claims he has sustained damages in an amount of reported NIS 1,387 and the sum of compensation due to all of the members of the class in the action, if certified as a class action, amounts to reported NIS 360 million. The plaintiff is further claiming compensation for alleged damages caused to all of the members of the class in the action, if certified as a class action, from the date of filing the lawsuit up to the date judgment is rendered. In addition, the plaintiff is claming a mandatory injunction, according to which we will be obliged to reduce the service fees which we charge from our subscribers. We opposed the action being certified as a class action, claiming that the motion lacks any material substance, inter alia, on grounds that the plaintiff disregarded the high investments we made in infrastructure and equipment, that the franchise we were granted for cable television broadcasts is limited in time, the comparisons made by the plaintiff between our company and foreign companies dealing in cable television broadcasts in countries where the situation is very different are not relevant to our modus operandi, and finally because the subscriber fees we charge are subject to supervision and highly regulated.

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          At the beginning of the hearing of the request, it was stated that the clarification of the request will be joint with similar requests that were filed against the cable television operators Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable television operators).

          On August 21, 2003, the Court dismissed our claims and determined that the expenses of the proceeding would be determined at the conclusion of the proceeding. The Court found, among other things, that the cable television operators are not entitled to benefit from the immunity provided under Section 6 of the Torts Ordinance and the decision of the Restrictive Business Practices Court in a similar matter that was granted in the past did not constitute binding precedent on us. According to the procedural settlement reached by the parties, the Court must still hear the remaining claims set forth in the application to recognize the suit as a class action, and the responses of the cable television operators to the action. In a pre-trial hearing held on November 26, 2003, the Court determined that the proceedings against the various cable television operators would be separated and first the application to recognize the suit as a class action against us would be heard.

          The parties reached a procedural arrangement concerning the hearing proceeding according to which no examinations shall be conducted and each party shall submit its summations. According to the said agreement, the summations on behalf of the petitioner were submitted on April 1, 2005 and the summations on our behalf were submitted on June 22, 2005. The petitioner is entitled to submit a response to our summations by August 14, 2005.

          (b)          On November 8, 1999, the Controller of Restrictive Business Practices, declared us to be a monopoly in the field of providing multi-channel television broadcasts for payment, in the regions in which we operate. On December 28, 1999, we filed an appeal against this determination with the Restrictive Business Practices Court. In our appeal, we claim, among other things, that the Controller’s declaration should be revoked (i) due to lack of due process, including, among other things, that the declaration lacks an appropriate factual foundation, and (ii) on merit, due to the fact that in the relevant market we do not provide over 50% of the services in our license areas in which we operate and therefore we are not a monopoly in this market. The Controller counter-claimed our appeal, requesting that it be dismissed, together with appeals filed by the other cable television operators on the same issues. The Restrictive Trade Practices Court concluded the deposition stage of the appeal on October 30, 2001, and the parties have submitted their summaries to the Court. In October 2004, the Restrictive Business Practices Court dismissed our appeal.

          (c)          On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the cable television operators, including our company, by the Association for the International Collective Management of Audiovisual Works – AGICOA, or AGICOA, an international association of producers of cinema and television works. The aggregate sum of the claim is not less than approximately US$ 171 million and for the purpose of court fees was limited to an initial sum of US$ 20 million. AGICOA is an organization that represents numerous producers in a suit against the cable television operators for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts. In our statement of defense, filed on July 9, 2000, we claim, among other things, that AGICOA have no right to file this claim in light of the restrictive business practices laws in Israel. The dispute was transferred by the Court to mediation in the second quarter of 2001. The mediation was not successful and the matter was returned to the Court. At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, which the Court believes will have material implications on all or part of this dispute. However, the Court determined that the preliminary proceedings in this dispute may be commenced and completed. On November 26, 2003, another preliminary hearing was held in which it was agreed that the date for completion of preliminary proceedings would be postponed until after the delivery of the judgment of the Supreme Court in the further hearing mentioned above.

          The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel. AGICOA’s motion to be included as a party to the proceedings was denied by the Supreme Court. On November 4, 2003, a hearing before the Supreme Court was held to complete oral arguments. On June 16, 2004, the Supreme Court presiding over the further hearing confirmed the earlier determination of the Supreme Court.

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          In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

          On July 27, 2004, Tevel’s trustee notified the Court (with the consent of the plaintiff) of the cessation of these proceedings with respect to Tevel and Gvanim Cable Television Company Ltd., or Gvanim, in light of the entrance into effect of the arrangement of creditors of these companies. On July 28, 2004, the Court approved this notification.

          (d)          In September 2000, a claim was filed in the Tel-Aviv-Jaffa Labor Court against our company by a plaintiff who claims that an employer-employee relationship existed between him and our company and that as a consequence, our company is required to pay him the amount of an adjusted NIS 2.6 million in respect of severance pay and other salary components. In parallel, in September 2000, our company and its subsidiary, Cable Systems Media Haifa-Hadera Ltd., filed a monetary claim with the Netanya Magistrates Court in an amount of at least NIS 786 thousand (subject to adjustment) contending that the plaintiff violated, in a basic and severe manner, undertakings to deliver an advanced telemarketing system to our company and its subsidiary. This claim was transferred to mediation by the Netanya Magistrates Court, which was not successful. On November 15, 2001, the Netanya Magistrates Court issued a resolution joining the above two claims to be heard in the Tel-Aviv Jaffa District Labor Court. The parties’ affidavits have been submitted to the Court and a preliminary hearing was held.

          (e)          On December 3, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv-Jaffa District Court against us, the other Israeli cable television operators, the Council and the Ministry. The suit, filed by seven plaintiffs, alleges that we and the other cable television operators violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subscribers through the tiering services) since we and the other cable television operators did not maintain certain programs in the original sport channel which is part of the basic packages offered to subscribers. The plaintiff seeks to represent a group of 1,050,000 subscribers. The plaintiffs requested that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action, in a total amount of approximately NIS 302 million as of the date of the motion, plus NIS 25.2 million for each additional month from the date the suit was filed up to the date judgment is rendered by the Court. Our proportionate share based on the ratio of number of subscribers as of May 31, 2005, is approximately NIS 80 million, in addition to a monthly amount of approximately NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered. A response to the application was submitted to the Court on behalf of all of the respondents. In our response, we opposed the action being certified as a class action on grounds that the class of persons of the claim fail to meet the legal requirements of such an action due to differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable television operators and the original cable sport channel producer have complied with most of the terms of the Council’s approval. On May 27, 2004, the application to recognize the suit as a class action against us was denied. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court seeking to overturn the ruling of the District Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court is set for January 9, 2006.

          (f)          On August 28, 2002, a lawsuit and application to recognize the suit as a class action were filed in the Tel Aviv-Jaffa District Court against us and the other Israeli cable television operators. The suit, filed by three plaintiffs, alleges that we and the other cable television operators did not connect residents of peripheral settlements who are the members of the class in the action. The claim is for indemnification of residents in settlements for not being connected to the cable networks within 6 years of the date on which the cable franchises were granted. The plaintiffs are seeking that we and the other cable television operators pay compensation to all of the members of the class in the action, if certified as a class action. In accordance with the suit, our portion of the claimed compensation is approximately NIS 139 million. We and one of the other cable television operators, Golden Channels & Co., or Golden Channels, filed a motion to dismiss the suit without prejudice, due to the dismissal of a lawsuit identical in substance to this suit. The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the application to recognize the suit as a class action. We and Golden Channels filed a response to the application to recognize the suit as a class action. The plaintiffs submitted their reply regarding the request to dismiss the claim without prejudice, and we and Golden Channels filed a response to the plaintiff’s response. The plaintiffs’ request to join the hearing as creditors of Tevel was dismissed by the court. No date was scheduled for a hearing.

          (g)

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          (1) On November 27, 2002, Warner Bros. International Television Distribution (“Warner”) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of US$ 17 million (“Warner lawsuit in California”), on the grounds that the agreement from July 13, 1999, pursuant to which, Tevel (through which all the cable television operators) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

          Following the Warner lawsuit in California and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv a motion to instruct, among others, that Warner should take any measure necessary to discontinue the lawsuit in California and this in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the District Court in Tel Aviv) and based on the proof of debt submitted by Warner to the trustee under the same cause of action.

          On February 10, 2003, the court rendered its ruling on the trustee’s motion. Pursuant to the ruling, the court dismissed Warner’s position and accepted the motion. The court, inter alia, ruled that Warner instituted unlawful proceeding in the United States and under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered it decision of Warner’s proof of debt, in which the majority of the proof was rejected. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision in the matter of the proof of debt.

          On October 21, 2003, the Supreme Court rejected Warner’s appeal on the court’s ruling of February 10, 2003, subject to the rights of Warner and the trustee to argue on the issue of the applicable law on the proof of debt and this is in the context of Warner’s appeal on the trustee’s decision on the proof of debt and instructed Warner to file an amended appeal in order to include the argument that Warner’s lawsuit should be litigated under California law.

          The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of US$ 182 thousand only) and approve Warner a debt in the aggregate of US$ 17 million and alternatively US$ 12 million.

          On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

          On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing of the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court instructed the trustee to take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the trustee and on January 17, 2005, a reply on behalf of the Official Receiver was filed.

          On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that it is of the opinion that the prospects of Warner’s appeal to prevail are remote. However, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall withhold an amount of US$ 4 million, which would be necessary for dividend distribution to Warner if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of NIS 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal. The hearing of the appeal in the Supreme Court is scheduled for September 19, 2005.

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          (2) On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least US$ 16 million in addition to expenses. In addition, among other things, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held on March 31, 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and on February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately US$ 25 million. Golden Channels requested compensation in the amount of approximately US$ 3.8 million.

          On September 29, 2004, the district court in Los Angeles, California, ruled in favor of Warner. The district court awarded Warner damages in the amount of approximately US$ 19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The Court originally entered judgment for Warner in the amount of US$ 19 million. The Court subsequently granted Golden’s motion to amend the judgment to deduct US$ 0.6 million in tax certificate damages, and Warner’s motion to add US$ 0.65 million in prejudgment interest. Following an amendment, the judgment awarded Warner damages of US$ 19.4 million, US$ 0.2 million in costs, and US$ 2.3 million in attorney’s fees and other costs, for a total judgment amount of US$ 21.7 million (the “Final Amended Judgment”).

          On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

          On March 21, 2005, Warner filed a notice of cross appeal pursuant to which it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

          Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and us) and Hot Vision, we are required to indemnify Golden Channels (through HOT Vision) for approximately 26.6% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting to a maximum of approximately US$ 5.8 million.

          (3) On or about the filing date of the above lawsuits, Warner drew-down letters of credit it was granted by Golden Channels and Tevel in the amount of US$ 5 million each. Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

          For information on an indemnification agreement entered into between the cable television operators and HOT Vision, see “Item 4B. Business Overview -- HOT Vision and Cooperation of Cable Television Operators in Production of Broadcasting.”

          (h) In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed an action in the District Court of Tel Aviv-Jaffa against us and the other two cable television operators for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot in that such broadcasts were made without Eshkolot’s consent and without the payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable television operators will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to obligate the cable television operators to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable television operators that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot. Further, the Court was requested to give a temporary injunction to prohibit the cable television operators from broadcasting performances employing performers’ rights held by Eshkolot, if an advance express written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the cable television operators.

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          On May 13, 2004, the court approved the parties notice of arbitration and the case was forwarded to arbitration with instructions to strike the suit with no order for expenses.The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on June 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the cable television operators pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

          The statement of defense on behalf of the cable television operators was filed on August 3, 2004. In the statement of defense, the cable television operators refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes, the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market in order to impose unreasonable prices on its consumers.

          On January 30, 2005, Eshkolot requested the arbitrator, due to the prolongation of the arbitration proceedings, to order the cable television operators to pay Eshkolot an intermediate payment in the amount of NIS 11.5 million for the years 2003-2005, in addition to the sum of NIS 3.5 million, which the cable television operators already paid to Eshkolot prior to the commencement of the arbitration proceedings.

          On February 15, 2005, the cables companies filed their response, claiming that: (i) the request has no legal grounds based on the arbitration agreement; (ii) the arbitrator has no authority to rule in this matter; (iii) the causes for this request have not occurred; and (iv) the request was filed in bad faith and abuses the court proceedings.

          On February 25, 2005, the parties filed a request to postpone all legal procedures (including the request for the intermediate payment) in order to try to enable them to conduct negotiations. The negotiations between the parties have not yet been concluded. cable television operators

          (i) On April 11, 2005, the Israeli Records and Cassettes Federation (the “Federation”) filed in the District Court of Haifa a claim against the Company and the other cable television operators as well as a request for payment of temporary royalties. The Federation seeks to represent the Israeli record companies as well as foreign record companies that impressed musical compositions on records and compact disks, which the cable television operators broadcast.

          The Federation seeks a permanent injunction that shall prohibit the cable television operators to use the compositions, which are included in the Federation’s repertoire. The Federation further notified the Court that it shall be willing to withdraw the claim for permanent injunction subject to payment by the cable television operators of the license fees in the amount demanded by the Federation or determined by the Court.

          The Federation contemplated that since March 15, 2004 the cable television operators broadcast programs in violation of the rights held by the Federation, due to the fact that the agreement between the cable television operators and the Federation terminated on December 31, 2002 as well as the temporary license rendered by the Federation to the cable television operators in order to negotiate and execute a new agreement. The Federation claims that although the cable television operators acknowledge its rights they continue to use the compositions included in the Federation’s repertoire and violate the law.

          The Federation noted that it reserves the right to request a preliminary injunction. The Federation further noted its consent that the Court shall render a judgment in way of granting the operative legal ruling without furnishing any reasoning. In addition the Federation informed the Court of its consent to arbitration proceedings. The Court is further requested to instruct the cable television operators to pay the Federation interim royalties until a judgment is rendered. The Federation presented two main models in respect of a calculation of the royalties as follows: (a) payment in the amount of 0.26% – 0.3% of the income of the cable television operators (plus VAT); (b) payment of yearly royalties in a fixed sum per subscriber (plus VAT).

          The Federation requested the Court to oblige the cable television operators to pay permanent royalties in the sum of US$ 2 per each subscriber that does not receive the audio channels or US$ 5 per each subscriber that receives the audio channels.

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          The cable television operators submitted the response to the request for payment of temporary royalties and the statement of defense on June 6, 2005. In the response, the cable television operators claimed, inter alia, that the request made by the Federation for the payment of temporary royalties was not timely and was not submitted in good faith. In addition, the cable television operators claimed that the amount of the request was extremely unreasonable in that it exceeded 11 times the amount of the highest royalty amount paid to the Federation during the term of the agreement. In that matter, the cable television operators claimed that the request for payment of temporary royalties can be in an amount up to US$ 200,000, which is the contractual amount that was paid to the Federation during the term of the agreement. The date of the hearing was set for July 6, 2005.

          (j) We currently have the following tax matters pending:

(1)

In light of a disagreement with the Tax Authorities, the Company and Cable Systems Media Haifa-Hadera Ltd., a wholly owned subsidiary of ours, received in 2002 and 2004, tax orders for tax years 1997 – 2001. Under these orders, the Company and Matav Haifa are required to pay additional aggregate amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward loss for the years 2000-2001 by NIS 96 million. The Company and Matav Haifa disagree with those mentioned tax orders. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against all the claims included in these tax orders and therefore the Company intends to appeal against these tax orders. In light of previously non-concluded discussions and an unwritten understanding with the Tax Authorities, the Company recorded in the financial statements as of December 31, 2004, a provision of approximately NIS 6.5 million with respect to the aforementioned tax orders.

(2)

In May 2004, a subsidiary of ours, Matav Investments Ltd., received assessments for tax years 1998-2001 and a tax order for 2002. The tax order for 2002 included a requirement to pay a tax amount of NIS 114 million. In addition, with respect to 2002 tax order, a deficit penalty was imposed on the Company in the amount of NIS 18 million (including interest and CPI linkage). According to the opinion of the Company’s management, based on the evaluation of its external advisers, the Company has well founded arguments against these assessments and the mentioned penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim and the assessments for tax years 1998-2001. During 2005, Matav Investments signed an agreement with the tax authorities regarding the tax assessment for the years 1998-2001. The agreement does not have an effect on the financial statements.

Dividend Distribution Policy

          We have not adopted any dividend distribution policy and we cannot assure that we would pay additional dividends in the future. In the past we have distributed cash dividends. See “Item 3A. Key Information – Selected Financial Data – Payment of Dividends to Shareholders”.

8B.	SIGNIFICANT CHANGES

          For information on Barak and the recent settlement with Barak’s creditors, see “Item 4B. Business Overview – International Telecommunication Services.”

          For information on our recent sale of shares in Partner, see “Item 4B. Business Overview -- Cellular Telecommunication Services.”

          Other than the matters mentioned above, no other significant change has occurred since the date of our financial statements.

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ITEM 9.	THE OFFER AND LISTING

9A.	OFFER AND LISTING DETAILS

          Our share capital consists of ordinary shares, which have been listed for trading on the Tel Aviv Stock Exchange since October 1993 and ADSs, which have been listed for quotation on the Nasdaq National Market since June 12, 1996, under the symbol “MATV”. Each ADS represents two ordinary shares.

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          The tables below set forth, for the periods indicated, the high and low closing market prices for our ordinary shares and ADSs, as reported by the Tel Aviv Stock Exchange and the Nasdaq National Market, respectively.

					Tel Aviv Stock Exchange		Tel Aviv Stock Exchange
	Nasdaq ($ per ADS)		Nasdaq (NIS per ADS)		($ per ordinary share)		(NIS per ordinary share)
	High	Low	High	Low	High	Low	High	Low

Most recent five full financial years

2000	69.25	32.81	281.57	132.63	34.59	15.70	141.20	64.69
2001	34.25	9.74	140.70	38.45	17.02	5.22	69.90	22.75
2002	18.58	8.34	83.11	42.19	9.20	4.27	40.82	20.58
2003	16.59	9.91	74.26	48.43	8.13	4.96	36.31	24.22
2004	20.39	15.0	92.88	66.08	10.21	7.07	46.16	31.55

Most recent two full financial years

2003
First Quarter	12.0	9.91	56.24	48.43	5.87	4.96	28.51	24.22
Second Quarter	15.70	11.76	71.65	54.78	7.65	6.22	35.02	27.60
Third Quarter	13.50	11.44	58.68	50.69	6.95	5.85	29.87	25.92
Fourth Quarter	16.59	12.77	74.26	57.30	8.13	6.63	36.31	29.28

2004
First Quarter	20.25	15.0	90.78	66.08	10.0	7.68	44.98	33.82
Second Quarter	20.39	17.0	92.88	78.17	10.21	9.02	46.16	40.47
Third Quarter	19.39	15.01	87.02	67.64	9.63	7.59	43.21	34.45
Fourth Quarter	16.79	14.1	74.43	62.46	8.59	7.07	37.90	31.55

Most recent six months

December 2004	16.33	14.3	71.31	62.39	8.01	7.36	34.97	31.89
January 2005	16.69	15.18	72.7	66.32	8.12	7.32	35.49	32.29
February 2005	15.9	14.64	69.64	63.86	8.31	7.51	36.37	32.79
March 2005	16.75	15.21	72.33	65.92	8.94	7.69	38.56	33.44
April 2005	16.00	15.34	69.82	66.51	8.23	7.78	35.93	34.0
May 2005	18.45	15.39	80.45	67.96	9.36	7.87	40.82	34.74

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9B.	PLAN OF DISTRIBUTION

Not applicable.

9C.	MARKETS

          Our ADSs are quoted on the Nasdaq National Market under the symbol “MATV” and our ordinary shares are traded on the Tel Aviv Stock Exchange.

          We intend to delist voluntarily from the Nasdaq National Market and to terminate our American Depositary Receipt (ADR) program in the future. Our board of directors will examine the timing of such termination in the next few months. We intend to file a Form 15 with the SEC to terminate the registration of the ADRs and ordinary shares, thereby suspending our obligation to file annual and other reports with the SEC. After the delisting, our shares will continue to trade in the TASE and we will continue to make public reports in accordance with the Israeli securities laws and regulations.

9D.	SELLING SHAREHOLDERS

Not applicable.

9E.	DILUTION

Not applicable.

9F.	EXPENSES OF THE ISSUE

Not applicable.

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ITEM 10.	ADDITIONAL INFORMATION

10A.	SHARE CAPITAL

Not applicable.

10B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

          We are a public company registered under the Israeli Companies Law as Matav – Cable Systems Media Ltd., registration number 52-004007-2.

          Pursuant to our memorandum of association, we were formed mainly for the purpose of establishing television and cable television networks, broadcasting and to provide such services and related and ancillary services in Israel and without derogating from the above, we are also empowered to hold any right, obligation or legal action and to operate in any business or matter approved by our company.

          Pursuant to our articles of association, our board of directors is entitled to donate reasonable amounts to worthy causes, up to a limited sum.

The Powers of the Directors

          The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body requires the approval of the audit committee and the shareholders at a general meeting. For information regarding approval of related party transactions and fiduciary duties of directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions.”

          Subject to applicable laws, the powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

          Our articles do not limit the age of retirement of our directors.

          Directors in our company are not required to hold shares for director qualification.

Rights Attached to Shares

          Our registered share capital consists of a single class of 100 million ordinary shares, par value NIS 1.00 per share, of which 30,220,476 ordinary shares were issued and outstanding as of December 31, 2004, and 30,222,774 ordinary shares were issued and outstanding as of May 31, 2005. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend rights

          Under our articles of association, holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. Our board of directors may propose a dividend with respect to any fiscal year out of profits in accordance with the provisions of the Companies Law. For additional information regarding Israeli tax consequences, see “Item 10E. Additional Information – Taxation.”

          Seven years after a dividend has been declared and is still unclaimed, the person so entitled to it is deemed to have waived his or her right to receive such dividend and such amount is returned to the company. We are not obligated to pay interest or linkage on an unclaimed dividend.

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Voting rights

          Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present or by proxies who hold or represent, in the aggregate, at least 40% of the voting rights of the issued share capital. In the event that a quorum is not present within 30 minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, at the same time and place, or such time and place as the board of directors may determine. If at such reconvened meeting a quorum is not present within half an hour of the time fixed for the meeting any two shareholders present in person or by proxy or in any other manner permitted by the Companies Law will constitute a quorum.

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require approval by the holders, in a general meeting, of a majority of the voting rights represented at the meeting, in person or by proxy, and voting on the matter. Under our articles of association, a special majority is required to approve a change of rights attached to a certain class of shares or to cancel a class of shares. See “Item 10B. Additional Information – Memorandum and Articles of Association – Changing Rights Attached to Shares”.

          Under our articles of association, our directors are appointed by a simple majority of our shareholders at a general meeting, duly convened, and they serve until the next annual meeting or until earlier termination of their office pursuant to our articles of association, provided that, external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. For information regarding the appointment of external directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Independent Directors and External Directors.”  In each annual general meeting the directors that were elected at the previous annual general meeting are deemed to have resigned from their office. A resigning director may be reelected.

          According to our articles of association each ordinary share represents one vote. The ordinary shares do not have cumulative voting rights in the election of directors.

          Currently, our articles of association provide that a majority of our board of directors, entitled to participate, may appoint additional directors, up to the maximum number permitted.

Rights in the Company’s profits

          Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Additional Information – Rights Attached to Shares – Dividend Rights.”

Rights in the event of liquidation

          All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Changing Rights Attached to Shares

          In order to change the rights attached to our shares, the general meeting of the shareholders must adopt a resolution to change such rights by a majority of the votes of shareholders participating in the meeting and voting on the matter. However, if our share capital is divided into different classes of shares, in order to change the rights attached to a certain class of shares or cancel a certain class of shares, our articles of association require the approval of a special majority representing at least 75% of the votes of the shareholders participating in the general meeting and voting on the matter, provided that the holders of such class of shares have consented to such action by unanimous written consent or by a special majority representing at least 75% of the holders of such class of shares participating in a class meeting and voting on the matter (unless the terms of such class of shares provide otherwise).

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Annual and Special Meetings

          According to the Israeli Companies law, our board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting. Notice of at least 21 days prior to the date of the annual meeting is required. A special meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the presiding directors, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and 1% of our voting rights, or of one or more shareholders holding in the aggregate at least 5% of our voting rights. A special meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

Anti-Takeover Provisions; Mergers and Acquisitions

          Our Cable Broadcast Licenses and HeadEnd License, and the HOT Telecom Infrastructure Licenseinclude restrictions regarding changes of means of control of the Licensees. See “Item 4B. Information on the Company – Business Overview – Our Licenses – Restrictions Upon Changes of Means of Control”. In accordance with the Cable Broadcast Licenses, the restrictions set forth in these licenses regarding changes of means of control of the licensees have been entrenched in our articles of association, as approved by our shareholders at the annual general meeting of October 31, 2002.

          The Israeli Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and subject to certain exceptions, a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For the purpose of the shareholder vote, unless a court rules otherwise, a merger will not be deemed approved if a majority of the voting rights held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Finally, a merger may not be completed unless 30 days have passed from the time in which each of the merged companies’ shareholders have resolved to merger, and, at least 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company.

          The Companies Law also provides, subject to several exceptions, that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would hold 25% or more of the voting rights of the company and there is no existing shareholder of the company who holds 25% or more of the voting rights of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold more than 45% of the voting rights of the company and there is no existing shareholder of the company who holds more than 45% of the voting rights of the company. In any event, if as a result of an acquisition of shares a purchaser would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all shares that the purchaser offered to acquire are transferred to such purchaser. However, the remaining minority shareholders may seek to alter the consideration by court order.

          Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by a majority of the votes of shareholders participating in the general meeting and voting on the matter.

10C.	MATERIAL CONTRACTS

          Except for agreements listed below, we are not a party to any material contracts other than those entered into in the ordinary course of business.

—

Arrangements in connection with the proposed merger of the Israeli cable television operators. For information, see “Item 4B. Information on the Company – Business Overview – Agreement for a Merger of the Cable Television Operators”.

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—	Limited Partnership Agreement among the three cable television relating to HOT Telecom L.P., dated October 2003.

—	Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

10D.	EXCHANGE CONTROLS

          There are currently no currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of shares, except for the obligations of Israeli residents to file reports with the Bank of Israel regarding such transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time. Under Israeli law, persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

          Neither our articles of association nor our memorandum of association contain any restrictions on non-residents or non-nationals of Israel concerning the holding, voting or transfer of our ordinary shares.

10E.	TAXATION

          Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX

          The following is a summary of the current tax laws of the State of Israel as they relate to us. The following also includes a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future of the appropriate tax authorities or the courts. This discussion is not intended and should not be construed as legal or professional tax advice, may not apply to all shareholders, and does not cover all possible tax considerations.

General Corporate Tax Structure

          Israeli companies are generally subject to income tax on their taxable income at the corporate tax rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Recently, the Israeli Ministry of Finance has published a memorandum proposing an amendment  to the Israeli Tax Ordinance [New Version], 1961 (“ITO”) – under which the corporate tax rate will be reduced gradually to 25%, as follows: 31% for the 2006 tax year; 29% for the 2007 tax year; 27% for the 2008 tax year; 26% for the 209 tax year; and 25% for the 2010 tax year and thereafter. In order to enact such proposal as legislation, it must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, such proposal will eventually be enacted into law, we face uncertainties as to the potential consequences of such proposal.

Taxation Under Inflationary Conditions

          The Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law.

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Stamp Duty

          The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

          Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could adversely affect our results of operations.

          In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Dividends

          We currently do not intend to pay dividends for the foreseeable future. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Dividend Distribution Policy.”  However, the following Israeli tax consequences would apply in the event we actually pay any dividends in respect of ordinary shares.

Taxation of Israeli Residents

          The distributions of dividends, other than bonus shares (stock dividends), are generally subject to income tax at a rate of 25% (that is withheld at source) for individuals. Distribution of dividends, other than bonus shares, to Israeli corporations are subject to a tax at a rate of 25% (that is withheld at source) if the source of such dividends is income derived outside of Israel and are exempt from tax if the source of such dividends is income derived in Israel. See “Item 10E. Additional Information—Taxation—Capital Gains Tax – Taxation of Israeli Residents.”

          The aforementioned memorandum proposing an amendment of the ITO, which is intended to come into effect on January 1, 2006, proposes to reduce the tax rate applicable to distributions of dividends to a rate of 20% for individuals, excluding a shareholder holding a controlling interest who shall continue to be subject to a 25% tax rate on such distributions. As aforesaid, such proposal has yet to be enacted as legislation, and we cannot predict whether, and to what extent, such proposal will eventually be enacted into law.

Taxation of Non-Israeli Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. Distributions of dividends other than bonus shares or stock dividends are subject to income tax at a rate of 25% that is withheld at source, unless a different rate is provided in an applicable treaty between Israel and the shareholder’s country of residence.

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Capital Gains Tax

General

          Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder country of residence provides otherwise. The law distinguishes between Real Gain and Inflationary Surplus. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Real Gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 are taxed at a rate of 25% for both individuals and corporations. According to the aforementioned memorandum proposing an amendment of the ITO, it is proposed to reduce the aforementioned tax rate for individuals to 20%, excluding with respect to a shareholder holding a controlling interest who shall continue to be subject to a 25% tax rate.

Taxation of Israeli Residents

          Generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or regulated market outside (such as us). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%) and does not apply to: (i) the sale of shares to a relative (as defined in Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities (who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to our initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          According to the memorandum proposing an amendment of the ITO, the tax rate applicable to capital gains from the sale of traded securities will be generally be increased to 20% for individuals (instead of 15%) and unified with the tax rate applicable to capital gains from the sale of non-traded assets. Israeli corporations will be subject to corporate tax rates on such gains and the applicable provisions of the the Inflationary Adjustments Law will be cancelled.

Taxation of Non-Israeli Residents

          Pursuant to a specific exemption, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders are not subject to the Inflationary Adjustment Law and did not acquire their shares prior to our initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Taxation of Residents of the United States under the U.S. Treaty

          Residents of the United States generally will be subject to withholding tax in Israel deducted from dividends paid, if any, on our ordinary shares. Generally, under the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (referred to as the “US Treaty”), the maximum Israeli withholding tax on dividends paid to a holder of ordinary shares or ADSs who is a resident of the United States (as defined in the US Treaty) will be 25% (and if such shareholder is a U.S. corporation holding at least 10% of the issued voting power throughout the tax year in which the dividend is distributed as well as the previous tax year then, the maximum Israeli withholding tax on dividends is 12.5%).

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          The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of ordinary shares or ADSs by a holder that is a resident of the United States for purposes of the US Treaty, and that owns directly or indirectly, less than 10% of our voting power at all times during the 12-month period preceding such sale, exchange or other disposition, provided such capital gain cannot be allocated to a permanent establishment of the such holder in Israel.

          Sellers of ordinary shares, who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli Capital Gains Tax. However, under the US treaty, residents of the United States (as defined in the US Treaty) would be permitted to claim a credit for this tax against U.S. federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The US treaty does not relate to U.S. state or local taxes.

Repatriation

          Non residents of Israel who acquire any of our ADSs using non Israeli currencies will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israeli income tax has been paid, or withheld, on such amounts if applicable.

U.S. TAX

United States Federal Income Tax Considerations

          Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a holder of ordinary shares, referred to for purposes of this discussion as a “U.S. holder,” that is:

—	a citizen or resident of the United States;

—	a corporation created or organized in the United States or under the laws of the United States or of any state;

—	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

—

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

—	In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. holder, referred to as a “Non-U.S. holder,” are discussed below.

          This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-marketing accounting;

—	are tax-exempt organizations;

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—	are financial institutions or “financial services entities”;

—	hold ADSs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

—	own directly, indirectly or by attribution at least 10% of the Company’s outstanding voting shares;

—	acquire their shares in a compensatory transaction; or

—	have a functional currency that is not the dollar.

          In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

          Additionally, the discussion does not consider the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. holder are also discussed below.

Each holder of ADSs or ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of the Company’s ADSs or ordinary shares.

Dividends Paid on the Ordinary Shares

          A U.S. Shareholder generally will be required to include in gross income the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Under U.S. legislation enacted in 2003, which is generally effective for tax years beginning after December 31, 2002 and before January 1, 2009, a maximum U.S. federal income tax rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income) will apply to “qualified dividend income” received by an individual (as well as certain trusts and estates) provided certain holding period requirements are met. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation (other than a foreign personal holding corporation, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel Tax Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if such shares are listed on an established securities market in the United States such as the NASDAQ National Market. Information returns reporting dividends paid to U.S. Shareholders will identify the amount of dividends eligible for the reduced rates. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in Israeli shekels will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution.

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Credit for Israeli Taxes Withheld

          Subject to certain conditions and limitations, U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must generally be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. However, a U.S. holder who is a natural person may elect not to be subject to the foreign tax credit limitation rules if all of that U.S. holder’s foreign source income is qualified passive income and his or her creditable foreign taxes do not exceed US$ 300, or US$ 600 for joint returns, in a taxable year. Qualified passive income includes dividends and other amounts, but only to the extent the U.S. holder receives a Form 1099 or similar payee statement with respect to that qualified passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income that is subject to the maximum 15% tax rate.

Taxation of the Disposition of Ordinary Shares

          Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is generally long-term capital gain and, if recognized on or after May 6, 2003 and before January 1, 2009, is generally taxed to individual U.S. holders at a maximum rate of 15% (reduced from the 20% maximum rate that applied to long-term capital gain recognized before May 6, 2003). Gains and losses recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Tax Consequences if the Company is a Passive Foreign Investment Company

          The Company will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which the Company is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the average value of its gross assets in a taxable year – calculated quarterly and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which the Company is considered to own 25% or more of the shares by value – are held for the production of, or produce, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produced passive income. If the Company were a PFIC, and a U.S. holder did not make an election to treat the Company as a “qualified electing fund” (as described below), then:

—

“excess distributions” by the Company to a U.S. holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. holder with respect to the Company’s shares or ADSs in any taxable year that exceed 125% of the average distributions received by that U.S. holder from the Company in (i) the three previous years or (ii) the U.S. holder’s holding period for ordinary shares before the present taxable year, if shorter. Excess distributions must be allocated ratably to each day that a U.S. holder has held the Company’s securities. A U.S. holder must include amounts allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company is a PFIC, in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior taxable year during which the Company was a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

—

the entire amount of gain that was realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be treated as an “excess distribution” and will be subject to tax as described above.

—

a U.S. holder’s tax basis in the Company’s shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

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          The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat the Company as a “qualified electing fund,” or QEF, in the first taxable year in which the U.S. holder owns ordinary shares and the Company is a PFIC. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. holder may make a QEF election only if the Company agrees to furnish the U.S. holder annually with certain tax information on a “PFIC annual information statement.” The Company does not presently prepare or provide such information, and such information may not be available to U.S. holders if the Company is subsequently determined to be a PFIC.

          A U.S. holder of PFIC stock which is publicly traded could elect to make an election to “mark-to-market” the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. holder will include as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the holder’s adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

          The Company believes that it was not a PFIC in 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that the Company will not become a PFIC.

          U.S. holders who hold ordinary shares or ADSs during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. A U.S. holder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

          U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares and ADSs in the event that the Company qualifies as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

          Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of ADSs or ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—

such item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;

—

the Non-U.S. holder is an individual who holds ADSs or the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Backup Withholding

          U.S. holders generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, ADSs or ordinary shares. U.S. holders are also generally subject to back-up withholding on such dividends or sales proceeds at a rate of up to 28% unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

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          Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ADSs or ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

10F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.	STATEMENT BY EXPERTS

Not applicable.

10H.	DOCUMENTS ON DISPLAY

          Reports and other information of ours filed with the Securities and Exchange Commission can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Avenue, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference Branch of the Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

10I.	SUBSIDIARY INFORMATION

Not applicable.

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ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

          We are exposed to risks deriving from changes in the exchange rate of the shekel against foreign currencies, to risks deriving from changes in the interest rates and inflation rates, and to other market risks. From time to time, we examine the exposure and the risks that such exposures create, and take hedging measures, while taking market conditions into consideration. However, there is no assurance that our hedging measures will offset, either in whole or in part, if at all, the financial effects deriving from adverse changes in exchange rates, interest rates, inflation rates or other market risks. We do not hold or issue hedging instruments for the purpose of trading in them. See Note 18 of our financial statements.

Risks Deriving from Exchange Rates

          As of December 31, 2004, we had liabilities denominated or linked to foreign currency in an aggregate amount of approximately NIS 58.6 million, and assets denominated or linked to foreign currency in an aggregate amount of approximately NIS 2.4 million. All of our programming expenses and a portion of our other expenses are denominated or linked to foreign currency (which, for the year ended December 31, 2004 was NIS 198.0 million). On the other hand, all of our revenues (which, for the year ended December 31, 2004, were NIS 584.6 million) are wholly denominated in shekels.

          During the years 2002, 2003 and 2004, in light of the fluctuation in the exchange rate of the U.S. dollar in relation to the NIS, we entered into derivative transactions to purchase U.S. dollars at predetermined exchange rates. As of December 2004, we had a call option to buy US$ 24 million. As a result of the above, we recorded a financial loss in our financial statements for the years ended December 31, 2002, 2003 and 2004, in the amount of about NIS 0.4 million, NIS 11.2 million and NIS 3.8 million, respectively.

Risks Deriving from Inflation

          Our financial expenses are affected by, among other things, the inflation rate in Israel. High rates of inflation cause a decrease in the real value of our unlinked assets, which in turn, causes an increase in our financial expenses. Likewise, high rates of inflation cause a decrease in the real value of our unlinked liabilities, which in turn, causes a decrease in our financial expenses.

          Regarding our assets and liabilities that are linked to the Israeli consumer price index and unlinked, see Note 18 of our financial statements.

          Further, we may be unable to update the fees we collect from our subscribers in order to keep pace with inflation, due to regulatory restrictions and/or market factors. This may cause a decrease of our income in real terms.

          The financial statements as of the dates and for the reported periods subsequent to December 31, 2003 are presented in reported amounts, in conformity with accounting standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Public Accounting in Israel.

          The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company’s assets and its sources of financing at that time.

Risks Deriving from Interest Rates

          In addition to the exchange rate exposure, as described above, we have short term loans bearing variable interest rates, which are linked to the prime interest rate, determined by the Bank of Israel which is the standard interest rate for inter-bank loans. Since we present our financial statements in real terms, we are exposed to the change in the Israeli consumer price index on our interest expenses of short-term bank loans. The long-term loans, including debentures which we have issued, are mainly linked to the Israeli consumer price index plus a fixed interest percentage above the Israeli consumer price index, and some are linked to the US dollar plus a fixed interest percentage above the LIBOR. See, “Item 18. Financial Statements – Notes to Consolidated Financial Statements”. We do not hedge any of our risks deriving from interest rates.

120

Other Market Risks

          Our operations may be affected, among other things, by legislative and regulatory changes, regulatory policy, technological changes and changes in the behavior of our customers, particularly as a result of competition in the telecommunications services market, in general, and the multi-channel television market, in particular.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None

Use of Proceeds

None

ITEM 15.	CONTROLS AND PROCEDURES

          In June 2003, we established a Disclosure Controls Procedure Committee and adopted Disclosure Controls and Procedures.

          We carried out an evaluation, under the supervision and with the participation of our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by the report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

          Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Yair Keusch, one of the members of our audit committee, qualifies as a financial expert under the applicable regulations.

121

ITEM 16B.	CODE OF ETHICS

          On April 29, 2004, we adopted a code of ethics that applies to all of the Company’s directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Matav’s legal department, tel: +972-9-860-2261.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

          For 2003 and 2004, we paid audit fees in the aggregate amount of approximately US$ 84,000 and US$ 120,000, respectively. Out of the total amounts paid for audit fees, we paid our principal accountant, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, aggregate amounts of approximately US$ 60,000 and US$ 120,000 for 2003 and 2004, respectively. Out of the total amounts paid for audit fees, we paid Kesselman & Kesselman, a member of PriceWaterhouse Coopers, aggregate amount of approximately US$ 24,000 for 2003. Audit fees consist of fees billed for the annual audit services engagements and other audit services which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audit; consents; and assistance with review of documents filed with the SEC.

Audit Related Fees

          We paid audit related fees in the aggregate amount of approximately US$ 75,000 to Kost Forer Gabbay & Kasierer in 2003 and US$ 115,700 in 2004. Audit related services fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting, reporting standards and internal control reviews.

Tax Fees

          For 2003 and 2004, we paid tax fees in the aggregate amounts of approximately US$ 119,000 and US$ 134,700, respectively. Out of the total amounts paid for tax fees, we paid approximately US$ 19,000 to Kesselman and Kesselman in 2003. Out of the total amounts paid for tax fees, we paid approximately US$ 100,000 and US$ 134,700 to Kost Forer Gabbay & Kasierer in 2003 and 2004, respectively.  Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refunds; tax consultations such as assistance and representation in connection with tax audits and appeals and tax planning services.

All Other Fees

          We did not pay any other fees in 2003 and 2004.

Pre-approval Policies and Procedures

          Our audit committee will approve each audit and non-audit service to be performed by our independent accountant before the accountant is engaged.

122

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          We have responded to “Item 18. Financial Statements” in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

          The following financial statements are filed as part of this annual report.

123

ITEM 19.	EXHIBITS

          The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

***1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

***4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

****4(a)(i)-C	English summary of Limited Partnership Agreement for HOT Telecom L.P., dated October 2003, as amended in November 2003.

****4(a)(i)-D	English summary of Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav- Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Cable Systems Media Haifa – Hadera Ltd.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa – Hadera Ltd.

****4(b)(ii)(b)-D	English translation of Telecommunications Infrastructure License dated November 25, 2003 granted to HOT Telecom L.P.

***4(c)(1)	English translation of 2001 Senior Employee Option Plan

****4(c)(2)	English summary of principal terms of 2003 Option Plan

6	See Note 2(q) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).

124

**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
***	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2002.
****	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2003.
†

The terms of the Cable Broadcast License granted to Cable Systems Media Haifa - Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Cable Systems Media Ltd. In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A). The only substantial differences between the two licenses are in relation to fees and license areas. An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.

125

GLOSSARY OF SELECTED TERMS

          The following explanations are not intended as technical definitions, but to assist the reader to understand certain terms as used in this annual report.

GLOSSARY

ADSL: asymmetric digital subscriber line, refers to a modem technology that provides enhanced and affordable access to the Internet, video streaming, and a wide variety of other multimedia broadband services over existing copper twisted-pair wire-lines. The ADSL is the basic and most commonly used technology (of the DSL family) offered by telecommunication companies.

Broadband: a general term used to describe wide bandwidth equipment or networks which carry large amounts of analog and digital information over a frequency spectrum. A broadband cable television and telecommunications network can deliver multiple channels and other services.

Buildout: refers to the process of digging, laying cable, filling, and covering underground trenches in the streets which pass by the homes and installing and connecting the necessary electronic equipment in a license area.

Cable television: refers to a cable television network which employs transmission over coaxial and/or fiber-optic cable to transmit multiple channels carrying images, sound and data, between a central facility and an individual subscriber’s television set. Networks may allow one-way or two-way transmission from a HeadEnd to a subscriber with a return path to the HeadEnd.

Cable television operator: refers to the entity which has been granted a Cable Broadcast License, by the Ministry of Communications pursuant to its authority under regulations promulgated within the scope of the Telecommunications Law, for the purpose of providing cable television services for a specific license area, building and operating a cable television network. The current cable television operators previously operated under exclusive franchises granted by the Ministry of Communications.

Churn: refers to the discontinuance of cable television services to a subscriber either, voluntarily or involuntarily, and commonly measured as a rate from period to period. Subscribers who disconnect and simultaneously reconnect are not included as having disconnected for purposes of calculating the churn rate.

Churn rate: refers to cable television subscriber termination rates expressed by calculating the total number of disconnected cable television subscribers during the relevant period as a percentage of the average number of cable television subscribers during that period.

Coaxial cable: refers to a cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional cable television networks. Signals are transmitted through this cable at different frequencies, giving a channel capacity greater than the capacity of a twisted pair cable, but smaller than the capacity of a fiber-optic cable.

Council: refers to the Israeli Council for Cable and Satellite Broadcasting.

Dish: refers to an antenna shaped like a dish used to receive television signals from a satellite.

DBS: refers to direct broadcasting satellite services.

Download: refers to the transfer of information from the network to a computer, such as games or music files.

Downstream Path: refers to a broad-band (85-860MHz), “One-to-Many” HFC network segment, which carries RF signals (TV Channels) from the network HeadEnd, “Down” to all the subscribers homes. (Very basic, One-Way Cable services utilize the downstream path only).

DSL: digital subscriber line, refers to a modem technology that provides enhanced and affordable access to the Internet, video streaming, and a wide variety of other multimedia broadband services over existing copper twisted-pair wire-lines; DSL operates with different data rates in the two directions. The ADSL is part of the DSL technology family.

126

EPG Services: refers to electronic program guide services and broadcasting.

Fiber-optic cable: refers to a cable made of glass fibers through which signals are transmitted as a light energy. This cable is capable of carrying a large number of channels and other data and telecommunications information.

GSM: refers to the global system for mobile communications. This system is a comprehensive digital standard for the operation of all elements of a cellular telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard used worldwide.

HeadEnd:  refers to a collection of hardware, typically including, satellite dishes, satellite receivers, modulators, amplifiers and videocassette playback machines. After being processed, signals are then combined for distribution within the cable television network.

High Speed Internet over cable: refers to High Speed Internet access over cable broadband infrastructure, through the use of a cable modem and personal computer.

Homes passed: is an expression in common usage and referring to the measurement of the size of a cabled area, meaning the total number of premises which have the potential of becoming connected to a cable television network. A home is deemed passed if it can be connected to the cable television distribution network without further extension of trunk transmission lines.

Inside Wiring: refers to a part of the public telecommunications network that is located in the premises of the subscriber, and is designed to serve the premises of only such subscriber

Interactive services: refers to different services by way of interactive applications that are provided to our digital subscribers through the use of the subscriber’s digital set-top box.

LMDS: refers to local multipoint distribution system, which is a point to multipoint service with a two-way capability to transmit voice, data and video information. LMDS offers innovative consumer services such as two way interactive video, advanced teleconferencing, telemedicine, telecommuting and high-speed data services.

Minister: refers to the Israeli Minister of Communications

Off-air TV: refers to over-the-air broadcast television channels that are available to viewers in Israel free of charge.

Pay-Per-View: refers to the payment made for individual cable television films or events on per program basis.

Penetration: refers to the measurement of the take-up of cable television services. Penetration is calculated by dividing the total number of subscribers by the total number of homes passed.

PVR: refers to personal video recorder. Refers to a device, based on large storage (hard-drive) and an easy-to-use user interface. PVR services allow the viewer to decide what content to record along with providing them with the convenience of being able to watch them whenever they want. PVR services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

SDH: refers to Synchronous Digital Hierarchy. SDH is the international standard for transmitting digital information over optical networks. It is a synchronous digital transport system with a built-in management channel for remote management of complex topologies.

Set-top box: refers to an auxiliary device that usually rests on top of or adjacent to a television receiver. The set-top box is used to receive analog or digital transmissions and digital television to be viewed on an ordinary television set. The set-top device may convert television or signals to a form or format that allows end-user channel selection or interaction. It may tune channels that the television does not tune and may include descrambling circuitry. It may also include an electronic program guide.

Subscriber: refers to a subscriber to a cable television distribution system for cable television services.

Telecommunications Law: refers to the Israeli Telecommunications Law (Telecommunications and Broadcasting), 1982, as amended, and the rules and regulations promulgated thereunder by the Ministry of Communications and the Council for Cable and Satellite Broadcasting. The Telecommunications Law governs the licensing and operation of the telecommunications industry in the State of Israel.

127

Telephony: refers to the provision of telephone services.

Terminal equipment: refers to telecommunications equipment for use by a subscriber, which is or is intended to be connected from the subscriber’s premises to the public telecommunications network by means of an interface intended for this purpose

Two-way network: refers to a network which allows the sending and receiving of signals (as opposed to a one-way network).

Upload: refers to the transfer of information from a computer to the network, such as sending an e-mail.

Upstream Path: refers to a broad-band (5-65MHz), “Many-to-One” HFC network segment, which carries RF signals back from all the subscribers’ homes “UP” to the network HeadEnd. Together with the downstream path, the Upstream creates BI-Directional network, which enables the deployment of advanced, Two-Way services (such as Fast-Internet-Access, Interactive TV and cable telephony).

VOD: refers to video on demand, a service that allows television viewers to instantaneously select and view a wide range of contents at any time they choose. VOD services also allow the viewer to stop, pause, fast-forward, rewind and restart the viewing, in a similar manner to the operation of a video tape recorder.

128

SIGNATURES

          The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MATAV – CABLE SYSTEMS MEDIA LTD.
/s/ Tal Peres

Name:	Tal Peres
Title:	Chief Financial Officer

Date:	June 30, 2005

/s/ Amit Levin

Name:	Amit Levin
Title:	Chief Executive Officer

Date:	June 30, 2005

129

MATAV - CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

¾	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	¾	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

MATAV - CABLE SYSTEMS MEDIA LTD.

          We have audited the accompanying balance sheets of Matav – Cable Systems Media Ltd. (“the Company”) as of December 31, 2004 and 2003 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders equity and cash flows – Company and consolidated – for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of a jointly controlled (proportionately consolidated) company whose assets included in consolidation constitute approximately 4.9% and 5.7% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues constitute approximately 1% of total consolidated revenues for the year ended December 31, 2004. Also, we did not audit the financial statements of an affiliate (an available for–sale investment under US GAAP), the investment in which, at equity, amounted to NIS 91,334 thousand and NIS 65,373 thousand as of December 31, 2004 and 2003, respectively, and the Company’s equity in its earnings amounted to NIS 25,961 thousand, NIS 64,038 thousand and NIS 11,119 thousand for the years ended December 31, 2004, 2003 and 2002, respectively, in financial statements prepared under Israeli GAAP. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position – of the Company and consolidated – as of December 31, 2004 and 2003 and the results of operations and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from U.S. generally accepted accounting principles (see Note 26 to the consolidated financial statements).

          Without qualifying our opinion, we draw attention to the matters described in Note 15 to the financial statements regarding contingent liabilities and claims filed against the Company and its subsidiaries.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 20, 2005, except as to notes 24 and 26 which are dated June 30, 2005.	A Member of Ernst & Young Global

- F–2 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,		Convenience translation (Note 2(b)3)

		2003	2004	December 31, 2004 U.S. dollars

		NIS

	Note	Adjusted (2)	Reported (1)

	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	37,948	24,250	5,629
Short-term deposit		–	50	12
Trade receivables	4a	83,151	75,458	17,515
Other accounts receivable	4b	19,765	20,010	4,645

		140,864	119,768	27,801

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	5b	66,807	101,736	23,616
Investment in non-marketable equity securities	5c	16,241	–	–
Investment in limited partnerships	6	2,057	1,656	384
Rights to broadcast films and programs	7	34,927	26,509	6,153
Other receivables		885	601	140

		120,917	130,502	30,293

PROPERTY, PLANT AND EQUIPMENT:	8
Cost		2,028,447	2,119,060	491,890
Less – accumulated depreciation		1,151,622	1,293,549	300,267

		876,825	825,511	191,623

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9	3,946	3,101	720

		1,142,552	1,078,882	250,437

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–3 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 2(b)3)
		December 31,
				December 31,
		2003	2004	2004

		NIS		U.S. dollars

	Note	Adjusted (2)	Reported (1)

	(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	10	435,403	465,339	108,018
Current maturities of debentures	14	33,701	34,005	7,893
Trade payables	11a	94,699	104,282	24,207
Jointly controlled entity – current account		17,690	18,112	4,204
Other accounts payable	11b	158,982	201,943	46,876

		740,475	823,681	191,198

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	127,403	101,457	23,551
Debentures	14	66,145	33,201	7,707
Customers’ deposits for converters, net of accumulated amortization	2l	25,675	20,279	4,707
Accrued severance pay, net	12	2,106	2,483	576

		221,329	157,420	36,541

COMMITMENTS, CONTINGENT LIABILITIES AND LIENS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value – authorized: 100,000,000 shares as of December 31, 2004 and 2003; issued and outstanding: 30,220,477 shares and 30,203,918 shares as of December 31, 2004 and 2003, respectively		48,882	48,899	11,351
Additional paid-in capital		375,538	375,538	87,172
Accumulated deficit		(243,672)	(326,656)	(75,825)

		180,748	97,781	22,698

		1,142,552	1,078,882	250,437

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–4 -

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

				Convenience translation (Note 2(b)3)
		December 31,
				December 31,
		2003	2004	2004

		NIS		U.S. dollars

	Note	Adjusted (2)	Reported (1)

	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	35,879	21,602	5,014
Trade receivables	4a	45,400	37,398	8,682
Other accounts receivable	4b	19,431	15,321	3,556

		100,710	74,321	17,252

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	5a	247,348	254,100	58,983
Investments in affiliates	5b	75,992	114,230	26,516
Investment in non-marketable equity securities	5c	16,227	–	–
Other receivables		885	601	140

		340,452	368,931	85,639

PROPERTY, PLANT AND EQUIPMENT:	8
Cost		1,429,183	1,473,217	341,972
Less – accumulated depreciation		816,948	915,730	212,565

		612,235	557,487	129,407

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9	1,330	616	143

		1,054,727	1,001,355	232,441

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–5 -

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS – THE COMPANY

				Convenience translation (Note 2(b)3)
		December 31,
				December 31,
		2003	2004	2004

		NIS		U.S. dollars

	Note	Adjusted (2)	Reported (1)

	(In thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	10	394,896	424,992	98,652
Current maturities of debentures	14	33,701	34,005	7,893
Trade payables	11a	63,617	74,917	17,390
Subsidiaries – current account		15,988	18,619	4,322
Other accounts payable	11b	140,608	184,498	42,827

		648,810	737,031	171,084

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	127,403	101,457	23,552
Debentures	14	67,402	34,005	7,893
Losses over investment in subsidiaries	5a	10,778	15,157	3,518
Customers’ deposits for converters, net of accumulated amortization	2l	18,882	14,901	3,459
Accrued severance pay liability, net	12	704	1,023	237

		225,169	166,543	38,659

COMMITMENTS, CONTINGENT LIABILITIES AND LIENS	15

SHAREHOLDERS’ EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value – authorized: 100,000,000 shares as of December 31, 2004 and 2003; issued and outstanding: 30,220,477 shares and 30,203,918 shares as of December 31, 2004 and 2003, respectively		48,882	48,899	11,351
Additional paid-in capital		375,538	375,538	87,172
Accumulated deficit		(243,672)	(326,656)	(75,825)

		180,748	97,781	22,698

		1,054,727	1,001,355	232,441

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–6 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation (Note 2(b)3)

		Year ended December 31,			Year ended December 31, 2004

		2002	2003	2004

		NIS			U.S. dollars

	Note	Adjusted (2)		Reported (1)

	(In thousands, except per share amounts)

Revenues	2j	495,536	545,480	584,564	135,693

Operating expenses:
Depreciation		161,996	160,521	144,902	33,636
Other operating expenses	19a	345,441	306,165	327,586	76,041

Total operating expenses		507,437	466,686	472,488	109,677

Gross profit (loss)		(11,901)	78,794	112,076	26,016

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		40,643	43,954	63,676	14,782
General and administrative		46,137	42,659	45,391	10,536

		86,780	86,613	109,067	25,318

Operating income (loss)		(98,681)	(7,819)	3,009	698
Financial expenses, net	19c	(48,089)	(83,958)	(50,333)	(11,684)
Other income (expenses), net	19d	278,535	80,996	(42,680)	(9,907)

Income (loss) before taxes on income		131,765	(10,781)	(90,004)	(20,893)
Taxes on income	17	108,851	35,576	7,281	1,690

Income (loss) after taxes on income		22,914	(46,357)	(97,285)	(22,583)
Equity in earnings of affiliates, net	5	10,910	40,907	14,301	3,320

Net income (loss)		33,824	(5,450)	(82,984)	(19,263)

Basic and diluted net earnings (loss) per Ordinary share – NIS	2q	1.17	(0.19)	(2.74)	(0.64)

Basic and diluted net earnings (loss) per ADS – NIS	2q	2.34	(0.38)	(5.48)	(1.28)

Weighted average number of shares outstanding during the year (in thousands)	2q	28,860	29,347	30,217	30,217

Weighted average number of ADS outstanding during the year (in thousands)	2q	14,430	14,674	15,108	15,108

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.
The accompanying notes are an integral part of the financial statements.

- F–7 -

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF OPERATIONS - THE COMPANY

					Convenience translation (Note 2(b)3)

		Year ended December 31,			Year ended December 31,

		2002	2003	2004	2004

		NIS			U.S. dollars

	Note	Adjusted (2)		Reported (1)

		(In thousands, except per share amounts)

Revenues	2j	347,890	367,326	370,275	85,951

Operating expenses:
Depreciation		116,151	116,878	103,715	24,075
Other operating expenses	19a	229,917	207,205	223,632	51,911

Total operating expenses		346,068	324,083	327,347	75,986

Gross profit		1,822	43,243	42,928	9,965

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		29,124	26,878	34,988	8,122
General and administrative		29,899	28,288	30,340	7,043

		59,023	55,166	65,328	15,165

Operating loss		(57,201)	(11,923)	(22,400)	(5,200)

Financial expenses, net	19c	(44,125)	(79,387)	(45,961)	(10,669)
Other income (expenses), net	19d	286,574	84,941	(41,976)	(9,744)

Income (loss) before taxes on income		185,248	(6,369)	(110,337)	(25,613)
Taxes on income	17	108,851	35,496	4,516	1,048

Income (loss) after taxes on income		76,397	(41,865)	(114,853)	(26,661)
Equity in earnings (losses) of affiliates and subsidiaries, net	5	(42,573)	36,415	31,869	7,398

Net income (loss)		33,824	(5,450)	(82,984)	(19,263)

Basic and diluted net earnings (loss) per Ordinary share – NIS	2q	1.17	(0.19)	(2.74)	(0.64)

Basic and diluted net earnings (loss) per ADS – NIS	2q	2.34	(0.38)	(5.48)	(1.28)

Weighted average number of shares outstanding during the year (in thousands)	2q	28,860	29,347	30,217	30,217

Weighted average number of ADS outstanding during the year (in thousands)	2q	14,430	14,674	15,108	15,108

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.
The accompanying notes are an integral part of the financial statements.

- F–8 -

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary

	Number of shares	Amount				Total

	Adjusted NIS in thousands (2)

Balance at January 1, 2002	30,204	48,882	401,654	(272,046)	(66,205)	112,285
Sale of Company shares held by subsidiary	–	–	(325)	–	1,288	963
Net income for the year	–	–	–	33,824	–	33,824

Balance at December 31, 2002	30,204	48,882	401,329	(238,222)	(64,917)	147,072
Sale of Company shares held by subsidiary	–	–	(25,791)	–	64,917	39,126
Loss for the year	–	–	–	(5,450)	–	(5,450)

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	–	180,748

	Reported NIS in thousands (1)

Balance at January 1, 2004	30,204	48,882	375,538	(243,672)	–	180,748

Exercise of stock options by employees	17	17	–	–	–	17
Loss for the year	–	–	–	(82,984)	–	(82,984)

Balance at December 31, 2004	30,221	48,899	375,538	(326,656)	–	97,781

	Convenience translation (Note 2(b)3)

	U.S. dollars in thousands

Balance at January 1, 2004	30,204	11,347	87,172	(56,562)	–	41,957

Exercise of stock options by employees	17	4	–	–	–	4
Loss for the year	–	–	–	(19,263)	–	(19,263)

Balance at December 31, 2004	30,221	11,351	87,172	(75,825)	–	22,698

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–9 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2(b)3)

	Year ended December 31,			Year ended December 31,

	2002	2003	2004	2004

	NIS			U.S. dollars

	Adjusted (2)		Reported (1)

	(In thousands)
Cash flows from operating activities:
Net income (loss) for the year	33,824	(5,450)	(82,984)	(19,263)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(123,249)	101,503	204,244	47,410

Net cash provided by (used in) operating activities	(89,425)	96,053	121,260	28,147

Cash flows from investing activities:
Short-term deposit	–	–	(50)	(12)
Investment in Hot Telecom	–	–	(12,209)	(2,834)
Investment in limited partnerships	–	–	(88)	(20)
Newly consolidated jointly controlled company (proportionate consolidation) (b)	–	1,980	–	–
Purchase of property, plant and equipment	(77,296)	(56,642)	(95,217)	(22,102)
Repayment of long-term loans to affiliate	461	292	–	–
Deposit in trust, net	1,838	–	–	–
Investment in intangible assets	(2,924)	–	–	–
Proceeds from sale of investment in affiliate	305,088	114,440	–	–
Proceeds from sale of property, plant and equipment	1,243	1,700	1,393	323
Grant of long-term loan for the purchase of fixed assets	–	(1,394)	–	–
Collection of long-term loans granted for the purchase of property, plant and equipment	–	–	278	65
Grant of capital note to affiliate	–	–	(68)	(16)

Net cash provided by (used in) investing activities	228,410	60,376	(105,961)	(24,596)

Cash flows from financing activities:
Exercise of stock options by employees	–	–	17	4
Sale of Company shares held by subsidiary	963	39,126	–	–
Receipt of long-term loans from banks and others	6,508	31,676	3,759	873
Repayment of long-term loans from banks and others	(129,430)	(73,522)	(45,965)	(10,670)
Redemption of debentures	(33,637)	(33,701)	(34,107)	(7,917)
Short-term bank credit, net	23,721	(89,664)	47,299	10,979

Net cash used in financing activities	(131,875)	(126,085)	(28,997)	(6,731)

Increase (decrease) in cash and cash equivalents	7,110	30,344	(13,698)	(3,180)
Cash and cash equivalents at beginning of year	494	7,604	37,948	8,809

Cash and cash equivalents at end of year	7,604	37,948	24,250	5,629

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–10 -

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2(b)3)

		Year ended December 31,				Year ended December 31, 2004

		2002	2003		2004

		NIS				U.S. dollars

		Adjusted (2)			Reported (1)

		(In thousands)

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in earnings of affiliates, net	(10,910)	(62,840	)*)	(22,652)	(5,258)
	Depreciation and amortization	165,745	171,820		146,488	34,004
	Deferred income taxes, net	–	15,630	*)	8,351	1,938
	Severance pay, net	(424)	1,685		377	88
	Loss (gain) from:
	Changes in shareholding in affiliate (including from sale of shares of affiliates)	(295,933)	(96,662)		–	–
	Write-off of investment in non-marketable equity securities	8,962	–		16,241	3,770
	Sale of property, plant and equipment	44	1,428		197	46
	Linkage differences on principal of debentures	692	355		1,467	340
	Linkage and exchange differences in respect of long-term loans from banks and loans granted to others	(390)	(3,647)		(1,097)	(255)
	Purchasing power loss on deposit in trust	(1,838)	–		–	–

		(134,052)	27,769	*)	149,372	34,673

	Changes in operating assets and liabilities:

	Decrease in rights to broadcast movies and programs	–	–		8,418	1,954
	Decrease in trade receivables	3,642	9,718		7,693	1,786
	Decrease (increase) in affiliate – current accounts	(5,194)	15,008		422	98
	Increase in other accounts receivable	(743)	(29)		(245)	(57)
	Increase (decrease) in trade payables	(24,382)	(1,832)		9,717	2,256
	Increase in other accounts payable	31,903	50,003	*)	34,263	7,953
	Increase (decrease) in customers’ deposits for converters, net	5,577	866		(5,396)	(1,253)

		10,803	73,734	*)	54,872	12,737

		(123,249)	101,503		204,244	47,410

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–11 -

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience translation (Note 2(b)3)

		Year ended December 31,			Year ended December 31, 2004

		2002	2003	2004

		NIS			U.S. dollars

		Adjusted (2)		Reported (1)

		(In thousands)

(b)	Newly consolidated jointly controlled company:

	Net working capital (except for cash and cash equivalents	–	38,745	–	–
	Property, plant and equipment, net	–	(1,142)	–	–
	Investment in limited partnerships	–	(2,057)	–	–
	Rights to broadcast movies and programs	–	(34,927)	–	–
	Long-term liabilities	–	737	–	–
	Investment in affiliate (prior to consolidation)	–	624	–	–

		–	1,980	–	–

(c)	Supplementary cash flow information:

	Cash paid during the year for:
	Interest	50,894	56,239	29,877	6,935

	Taxes on income	70,612	80	–	–

(d)	Non-cash activities:

	Purchase of property, plant and equipment on credit	57,656	35,512	16,833	3,907

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–12 -

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CASH FLOWS - THE COMPANY

				Convenience translation (Note 2(b)3)

	Year ended December 31,			Year ended December 31, 2004

	2002	2003	2004

	NIS			U.S. dollars

	Adjusted (2)		Reported(1)

	(In thousands)

Cash flows from operating activities:
Net income (loss) for the year	33,824	(5,450)	(82,984)	(19,263)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(121,495)	42,870	147,052	34,135

Net cash provided by (used in) operating activities	(87,671)	37,420	64,068	14,872

Cash flows from investing activities:
Investment in Hot Telecom	–	–	(12,209)	(2,834)
Purchase of property, plant and equipment	(32,324)	(12,311)	(50,511)	(11,725)
Investment in subsidiaries and affiliate (long-term accounts and capital notes), net	(67,287)	–	–	–
Collection of long-term loans granted to subsidiaries, net	–	54,396	11,817	2,743
Investment in intangible assets	(186)	–	–	–
Proceeds from sale of investment in affiliate, net	302,418	113,709	–	–
Proceeds from sale of fixed assets	1,036	1,077	1,117	259
Grant of long-term loan for the purchase of property, plant and equipment	–	(1,394)	–	–
Collection of long-term loans granted for the purchase of property, plant and equipment	–	–	278	65

Net cash provided by (used in) investing activities	203,657	155,477	(49,508)	(11,492)

Cash flows from financing activities:
Exercise of stock options by employees	–	–	17	4
Receipt of long-term loans from banks and others	6,508	31,676	3,759	873
Repayment of long-term loans from banks and others	(120,974)	(73,522)	(45,965)	(10,670)
Redemption of debentures	(33,637)	(33,701)	(34,107)	(7,917)
Short-term bank credit, net	36,718	(89,646)	47,459	11,016
Receipt of long-term loans from subsidiary	2,669	731	–	–

Net cash used in financing activities	(108,716)	(164,462)	(28,837)	(6,694)

Increase (decrease) in cash and cash equivalents	7,270	28,435	(14,277)	(3,314)
Cash and cash equivalents at beginning of year	174	7,444	35,879	8,328

Cash and cash equivalents at end of year	7,444	35,879	21,602	5,014

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–13 -

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

						Convenience translation (Note 2(b)3)

		Year ended December 31,				Year ended December 31, 2004

		2002	2003		2004

		NIS				U.S. dollars

		Adjusted (2)			Reported (1)

		(In thousands)

(a)	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:
	Equity in losses (earnings) of affiliates and subsidiaries, net	42,573	(58,348	)*)	(40,219)	(9,336)
	Depreciation and amortization	118,480	126,350		102,098	23,700
	Deferred income taxes, net	–	15,630	*)	8,351	1,938
	Severance pay, net	(126)	1,109		319	74
	Loss (gain) from:
	Changes in shareholding in subsidiary affiliates (including proceeds from realization of affiliate shares)	(302,418)	(97,876)		–	–
	Write-off of investment in non-marketable equity securities	8,830	–		16,227	3,767
	Sale of property, plant and equipment	92	938		81	19
	Linkage differences on principal of debentures	220	(116)		1,014	236
	Linkage and exchange differences in respect of long-term loans from banks and loans granted to others	(225)	(3,386)		(1,097)	(255)
	Purchasing power loss on long-term accounts and capital note	294	82		–	–

		(132,280)	(15,617	)*)	86,774	20,143

	Changes in operating assets and liabilities:

	Decrease in trade receivables	3,541	2,235		8,002	1,857
	Decrease (increase) in affiliate – current accounts	(950)	13,973		2,631	611
	Decrease (increase) in other accounts receivable	1,917	(5,781)		4,110	954
	Increase (decrease) in trade payables	(23,115)	(4,268)		14,160	3,287
	Increase in other accounts payable	25,436	51,793	*)	35,356	8,207
	Increase (decrease) in customers’ deposits for converters, net	3,956	535		(3,981)	(924)

		10,785	58,487	*)	60,278	13,992

		(121,495)	42,870		147,052	34,135

(b)	Supplementary cash flow information:

	Cash paid during the year for:
	Interest	50,894	56,239		29,769	6,446

	Taxes on income	70,612	–		–	–

(c)	Non-cash activities:

	Purchase of property, plant and equipment against credit from suppliers	40,316	28,602		6,798	1,578

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

- F–14 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL

	a.	Operations:

		1.	The Licenses

Matav - Cable Systems Media Ltd. (the “Company”) and its wholly owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”), operate in the field of cable television (“CATV”) broadcasting. As detailed below, in the past the Company and Matav Haifa operated pursuant to five exclusive franchises granted to them by the Ministry of Communications to provide cable television services in the franchises areas. The franchises covered the following operational areas as follows: Bat-Yam – Holon, Haifa, Netanya Hadera, and the Galilee. The Company commenced commercial broadcasts in March 1990.

The franchises were granted to the Company and Matav Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated hereunder (the “Telecommunications Law”), which determine the regulatory framework in which the Company operates and the obligations imposed upon it. The Telecommunications Law determines, among other things, maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders.

On July 25, 2001, the Knesset (the “Israeli Parliament”) approved an amendment (No. 25) to the Telecommunications Law (“Amendment 25”). Amendment 25 settled the licensing of CATV broadcasting by establishing a policy of general, long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting franchises granted to the Company and Matav Haifa, for limited periods, prior to the said amendment. As a result of the approval of Amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to Amendment 25, the CATV operators are entitled to apply for a license to provide non-exclusive cable broadcast licenses for CATV broadcasting (the “Broadcast Licenses”) and a non-exclusive special license to hold a broadcasting headend (the “Headend License”). Under the said amendment, all the CATV operators can also apply for an approval to operate jointly once they have received their licenses. On April 30, 2002, the Council for Cable and Broadcasting (the “Council”) granted the Company and Matav Haifa general, long-term non-exclusive Broadcast Licenses for the same areas that are mentioned above. In addition, on May 2, 2002, the Ministry of Communications granted the Company a Headend License. These licenses replaced the franchises pursuant to which, the Company operated prior to the above mentioned dates. The Broadcast Licenses are effective for a period of 15 years, however, they may be extended for additional periods of ten years each. The Headend License is valid for so long as the Broadcast Licenses remain in force, but in no event, no later than May 30, 2017, although it may be extended upon request to the Ministry of Communications.

- F–15 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

	2.	The Broadcasts

On May 10, 2001, the Company received from the Council the approval to provide digital broadcasting services in a tiering system. The tiering technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration of fixed subscription fees and additional single channels as well as packages of channels for additional payment. The Company began to market tiering broadcasting packages to its subscribers in July 2001.

According to the terms of the Broadcast Licenses, the Company shall air only the broadcasts that have been authorized by the Council, according to the terms of such approvals. Such broadcasts shall be both analog and digital or any other system authorized in advance by the Council. The Company may request permission to reduce the scope of the analog broadcasts and in such event, the Company may be instructed to charge lower subscription fees. As of today, the broadcast package, for which a maximum tariff was set in the licenses is the basic analog package. According to the Telecommunications Law, the Company has the right to determine the tariffs for the digital broadcasts. The Company is obliged to notify the Ministry of Communications in advance, of any intended change in fees. The Minister has the right to alter the fees, including inter alia, in the following cases: if he finds that such fees are discriminatory, misleading or harm the competition. In the approval of the Council to the merger of the Israeli cable companies, which will come into effect only after the consummation of the merger, it was determined that the Council is authorized to direct the Cable Companies a maximum subscription fee for the analog and digital basic packages.

	3.	The Infrastructure License and Hot telecom

In addition to the aforesaid, on March 27, 2002 Matav Infrastructures 2001 LP (“Matav Infrastructures”) a subsidiary of the Company was granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to High Speed Internet providers (the “Infrastructure License”). Matav Infrastructures commenced providing services pursuant to the said license in April 2002.

In August 2002, the Ministry of Communications granted the Company special licenses to provide additional Bezeq services on the cable network infrastructure to its subscribers in digital format including, inter alia, SMS services and T-mail services over the cable network among TV subscribers.

In November 2002, the Minister of the Communication amended the Telecommunications Infrastructure License thereby allowing Matav Infrastructure to provide additional infrastructure services of data communication, digital transmission and optical transmission services.

- F–16 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

In July 2002, the Company together with certain other Cable Companies (the “Cable companies”) submitted a request to receive a license to provide domestic fixed communications services. In October 2003, the Cable Companies entered into an agreement, as amended from time to time, for the establishment of a limited partnership -HOT Telecom L.P. (“HOT Telecom”) which would engage in the establishment and operation of a public telecommunications network by which it will supply domestic-fixed telecommunications services, including, fixed telephony services, access to High Speed Internet over cable, infrastructure services, messaging and data telecommunications services.. The partnership agreement includes, among other things, provisions relating to the management of HOT Telecom and its general partner, HOT Telecom Ltd., the distribution of its profits and income and limitations on the transfer of rights by the partners of HOT Telecom.

In the context of the said agreement, the Company (through its subsidiary), based on its proportionate share in the total number of subscribers of the Cable Companies (the subscribers of multi channel TV broadcast and the subscribers of access to High Speed internet services) as of October 31, 2003, owns, directly and indirectly, approximately 26.5% of the Partnership rights as well as approximately 26.5% of the general partner rights in the Hot Telecom.

In November 2003, the Ministry of Communications granted HOT Telecom a license covering the same services covered by the Infrastructure Licensees of the Cable Companies (to be supplied within the time frame set forth in the Infrastructure License) and also including the requirement to start to provide other domestic fixed communication services over cable network including basic telephony services to subscribers (“Hot Telecom Infrastructure License”). The said license canceled and terminated the Infrastructure License, which was granted to Matav Infrastructures in March 2002.

On March 16, 2005, the Minister of the Communications amended Hot Telecom Infrastructure License thereby allowing Hot Telecom to provide access to High Speed Internet services, by the former infrastructure licensees of the Cable Companies, including inter alia, Matav Infrastructures, (whilst the said services shall be deemed to have been provided by Hot Telecom) during an interim period commencing on November 2003 until the consummation of the merger of the Cable Companies.

Hot Telecom Infrastructure License is effective for a period of 20 years and it may be extended by the Minister of Communications for additional periods of 10 years each.

Hot Telecom is obliged to offer its services to all applicants without discrimination, regardless of whether or not they may be a subscriber of another licensee (including a broadcast licensee).

According to the approval of the Controller of Restrictive Business Practices (the “Controller”), in connection with the proposed merger of the Cable Companies (see section 7 below), Hot Telecom is required to make a comprehensive investment in telephony services in an amount of not less than NIS 350 million.

The Company’s portion of the said investment, pro rata to its proportionate share in Hot Telecom is estimated to be approximately NIS 93 million.

- F–17 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

As of the date of the balance sheet, domestic-fixed telecommunications services to the business sector are provided by Hot Telecom and access to High Speed Internet services to the private sector are provided by the consolidated partnership Matav Infrastructure.

In view of the above, the consolidated financial statements of the Company as of December 31, 2004, include part of the access to High Speed Internet activity that is provided by Matav inftrastructure.

As of the end of November 2004, Hot Telecom has gradually commenced to provide commercial telephony services, where in the first stage, the service is rendered in the Tel Aviv, Hasharon and Beer Sheva Regions.

	4.	Ownership of the cable network

The Group must operate through separate entities, namely the broadcast entities, on the one hand, and an infrastructure entity, on the other hand, which must each hold a Cable Broadcast License or Telecommunications Infrastructure License, as appropriate. Pursuant to the Telecommunications Law, the licensee under the Telecommunications Infrastructure License, or the Telecommunications Infrastructure Licensee, must own the cable network infrastructure as a condition to the receipt of the license. However, according to the terms of the Telecommunications Infrastructure License, and subsequently, in the HOT Telecom Infrastructure License, the Cable Broadcast Licensees are allowed to continue to own the cable network infrastructure and to provide infrastructure services for an additional interim period of the earlier of two years following the date of the grant of the HOT Telecom Infrastructure License, which was November 25, 2003, or the date of the consummation of the merger of the Israeli cable television operators.

During such interim period, the necessary arrangements must be made regarding the transfer of the ownership of the cable network infrastructure to the Telecommunications Infrastructure Licensee. Accordingly, and as a condition for the receipt of the original Telecommunications Infrastructure License, the Group’s Cable Broadcast Licensees and Matav Infrastructure Telecommunications Infrastructure Licensee entered into an agreement dated March 5, 2002, whereby the Group’s Cable Broadcast Licensees granted an exclusive lease to the Telecommunications Infrastructure Licensee to operate the cable network infrastructure. In October 2002, the Group’s Cable Broadcast Licensees and the Group’s Telecommunications Infrastructure Licensee entered into an agreement, whereby Matav Infrastructure shall provide the Cable Broadcast Licensees infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment. Since November 2003, HOT Telecom is the Group’s Telecommunications Infrastructure Licensee and the prior agreements are no longer in effect. Agreements in this regard will be signed between HOT Telecom and the Company in the near future.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The Cable Companies have not yet established a mechanism to charge Hot Telecom for usage and maintenance fees of the network. Therefore, Hot Telecom’s management cannot assess at this stage the scope and date of the said charge. Hot Telecom’s financial statements do not include usage fees costs and network maintenance fees. Since Hot Telecom will be charged with usage fees by the cable companies, the aforementioned will not affect the Company’s net results of operations.

	5.	Structural Separation between broadcasts and infrastructure

The Broadcast Licenses, and HOT Telecom Infrastructure License all contain restrictions limiting the number and identity of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast companies.

In the event that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to the service of access to High Speed Internet over cable equals to 450,000, or if the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000, a much broader structural separation (as detailed in the said licenses) shall apply. Subject to the aforesaid, the Council with respect to the Broadcast Licensee, and the Minister with respect to HOT Telecom, also have the authority to impose additional conditions, regarding the relationship between the Broadcast Licensees or the Infrastructure Licensee and their connected companies, including the identity of the officers of each company, the transfer of information, the separation of entities between broadcast and infrastructure, the accounting systems, and technological, geographical or commercial restrictions regarding the laying down of infrastructure or regarding the provision of services or broadcasts. In the event that the Minister finds that special circumstances exist, after he is convinced that competition in the field of the Telecommunication broadcasting will not be harmed, he is entitled, upon a written request by Hot Telecom to amend the license to include exceptions to the separation obligation, subject to conditions that the Minister may impose.

The licenses of the Group also include certain provisions relating to approvals required for change of means of control in the owners of such licenses.

	6.	D.B.S. Satellite Services (1998) Ltd.

On January 5, 1999, the Knesset approved an amendment to the Telecommunications Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite. On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. (known as: “Yes”) a license for providing television broadcasts to subscribers in Israel via satellite. YES commenced DBS broadcasting in July 2000.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

In September 2001, the Minister of Communications issued administrative directives which were amended effective as of February 3, 2002, governing the reciprocal use of inside wiring between the Cable Companies and Yes (the “Administrative Directives”). The Administrative Directives stipulate, inter alia, that the Company would be obligated to allow Yes to utilize the inside wiring, which is a part of the public telecommunications network that is located in the premises of the subscribers and is designed to serve the premises of such subscribers (the “Inside Wiring”) of the subscribers of the Company, and that Yes would be obligated to allow the Company to utilize the Inside Wiring of the subscribers of Yes.

The Administrative Directives establish instructions regarding the procedures of transition for cable television subscribers to become subscribers to Yes and vice versa. These directives also provide that Yes shall pay fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators shall pay fees to YES for the use of its Inside Wiring. The Administrative Directives stipulate what such amount should be. In addition, the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both Yes and by the cable television operators, with regard to the provision of different services by each party. The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter.

	7.	The proposed Merger between the Israeli Cable Companies

In February 2003 the company and the other Cable Companies agreed on a final version of an agreement outlining the structure and conditions of the merger of the Cable Companies. To date, the final merger agreement has not yet been signed.

Prior to the merger, the Cable Companies shall need to reach an understanding with the major Israeli banks which are creditors of the parties to the merger. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties. To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.

In March 2002, the Council granted an approval for the merger of the Cable Companies. The said approval was amended in February 2003.

The approval of the Controller to the merger was granted in April 2002. The said approval is subject to a number of terms and conditions.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The Controller’s conditions to the merger (most of which already apply in light of the cooperation between the Cable Companies as described below and defined as the Operational Merger), include, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (7) the commitment to supply fixed telephony services to the public in Israel over the cable infrastructure that compete with those of Bezeq as detailed in the approval; (8) the provision of a bank guarantee (by all the Cable Companies) in the amount of 15 million dollars for the fulfillment of the Controller’s conditions.

On January 30, 2005, the Controller has issued an amendment to its previous approval to the merger of the Cable Companies from April 2002, as amended from time to time. According to the amendment, the Controller extended the validity of the approval to the merger until the earlier of January 29, 2006 or the date of the consummation of the merger. As part of the amendment, the controller revised some of the conditions to the approval, including, allowing the merged entity to hold means of control in four additional channels and amending the schedule set for the investment of NIS 350 million required by the merged entity as follows: not less then NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount that shall be required for the fulfillment of the business plan for the provision of telephony services, which fully compete with the telephony services of Bezeq. In addition, according to the amendment, the Controller enlarged the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007.

On January 30, 2005, the Controller also granted the three Israeli Cable Companies an exemption from the requirement to receive an approval of a “Restrictive Arrangement” as such term is defined under section 14 of the Restrictive Business Practice Law, in relation to the ongoing cooperation between the Cable Companies. Pursuant to the exemption, the Cable Companies may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fix line telecommunication services including access to High Speed Internet and telephony. The exemption is granted for a period of one year, until January 30, 2006.

The Supervisor of the Banks at the Bank of Israel (the “Supervisor”) has not yet approved the merger and has expressed reservations due to certain limitations under Israeli Banking Laws. According to the position of the Supervisor, the merger of the Cable Companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of the Banks, regarding inter alia, the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Directives”.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to the major shareholder (directly and indirectly) of the Company.

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually consummated and, if consummated, when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the Cable Companies, including the exanimation of possible acquisition of Tevel’s subscribers and assets in the multi channel television and access to High Speed Internet as detailed below.

The Operational Merger

Since April 2002, and in accordance with the approval of the Controller to the proposed merger, the Cable Companies have strengthened cooperation between themselves and have gradually cooperated in most areas of their activities. Since October, 2003 the joint activity is carried out under the brand name HOT.

In order to strengthen the cooperation of the Cable Companies, the Group, Tevel group and Golden Channels group agreed in June 2004 to perform an operational merger (the “Operational Merger”). To this effect, a joint management was appointed to oversee the Operational Merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three Cable Companies (including those of Hot Telecom). The Company’s activity in the ordinary course of business in areas of the joint activities is being held by the joint management of the Operational Merger although material decisions are subject to the approval of the Board of Directors of the Company. The Cable Companies have agreed upon the allocation of the expenses deriving from the joint activity.

The joint activity of the Operational Merger as detailed above, does not include transfer of assets from any of the Cable Companies to a merged entity or from any of the Cable Companies to another cable company and each of the Cable Companies, including the Company, remains the sole owner of its assets. Furthermore, the joint activity does not include transfer of liabilities towards third parties including, inter alia, banks and creditors.

Negotiations for the acquisition of the cable operations and assets of Tevel

In light of the above, the Company’s management examined the options available in order to continue and maintain the existing cooperation among the Cable Companies, including the possibility of purchasing the cable operations and assets of Tevel Israel International Communications Ltd. (“Tevel”). On November 11, 2004 and on November 23, 2004 the Company announced that it has concluded preliminary discussions regarding the acquisition by the Company of the assets of Tevel.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

As of the date of the approval of the financial statements the Company has not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.

	8.	Hot Vision Ltd. (Formerly: I.C.P - Israel Cable Programming Company Ltd. (“Hot Vision”))

a)

The Company owns, as of December 31, 2004 and December 31, 2003, 26.6% of Hot Vision ordinary shares (see section b. below). In addition, the Company owns 28.6% of Hot vision preferred shares. Since December 31, 2003, the Company consolidated the accounts of Hot Vision by the proportionate consolidation method.

b)

Hot Vision is owned by the three Cable Companies (including the Company). It was formed in order to jointly acquire rights to broadcast movies and television programs and to grant those rights to its shareholders for the purpose of television broadcast.

As of December 31, 2004, the Company holds, directly and indirectly, approximately 26.6% of the issued ordinary share capital of Hot Vision and this is according to an agreement between the Cable Companies, the owners of interests in Hot Vision, according to which, each of them shall retain holding in ordinary share capital and in voting rights according to the relative share of the shareholders in the weighted number of active subscribers in each year. In addition, the Preferred shares confer upon their holders an exclusive right in the distribution of earnings upon liquidation up to the amount of approximately NIS 12 million. Other earnings will be distributed to the ordinary shareholders pro rata to their holdings. In addition, Hot Vision is jointly controlled by the Cable Companies.

According to the opinion of the Company’s management, which is based on the opinion of its legal counsel, in light of the Controller’s approval to the proposed merger of the Israeli cable television operators, and the exemption provided by the Controller from the requirement to receive approval of a restrictive arrangement in connection with joint activities of the cable television operators, there is no longer a need for the separate approval of the Restrictive Trade Practices Court for the said cooperation through Hot Vision.

In the past, Hot Vision executed agreements with certain shareholders in connection with the provision of contents purchased by it from the owners of the said contents. The initial term of the agreements was until December 31, 2000, and the shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have not yet exercised the extension option for an additional year in 2005.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

The scope of investments made by the Company and Haifa Hadera with respect to purchase of contents for channels “HOT 3” and “HOT Movies” during 2004 and 2003 was NIS 68 million and NIS 66 million, respectively.

9.

As of December 31, 2004 and 2003, the Company through its wholly owned subsidiary – Matav Investments, holds approximately 5.25% (5.01% on a fully diluted basis) of the shares of the affiliate, Partner Communications Company Ltd. (“Partner”). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel, see also Notes 5b(2).

Matav Group has significant influence over the financial and operating policies of Partner, as defined in Statement 68, by virtue of an agreement, entered into by and among the shareholders of Partner, according to which, Matav has the right to appoint two directors to serve on its behalf on Partner’s board of directors.

In April 2002, the Group sold approximately 7.7% of the Ordinary shares of Partner, in consideration for approximately adjusted NIS 306 million. The capital gain, net of taxes, from the above transaction amounted to adjusted NIS 197 million. As a result of this sale, the interest held in Partner was reduced to 7.4%.

In November 2003, the Group sold approximately 2.1% Ordinary shares of Partner in consideration for approximately adjusted NIS 114 million. The capital gain from the above sale, net of the taxes, totaled approximately adjusted NIS 62 million. Subsequent to the above sale, the Company held approximately 5.25% of Partner shares.

As for the sale of Partner shares held by the company during May 2005, see Note 24a.

	10.	In addition, the Group invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. (“Nonstop Ventures”) (see Note 5b(3)).

11.

The Company intended to delist voluntarily from the Nasdaq National Market and to terminate its American Depositary Recipt (ADR) program, both expected to take effect in a few months. Concurrently with delisting from Nasdaq, The Company intends to file a Form 15 with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its ADRs and Ordinary Shares, thereby suspending its obligation to file annual and other reports with the SEC.

In such case, the Company’s shares will continue to trade in the TASE and the Company shall continue to make public reports in accordance with the Israeli securities laws and regulations.

See Note 24c for the delay in implementation of the aforementioned delisting.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

12.

The Company has financed its operations using, inter alia, short-term bank borrowings due to the present credit market conditions and other circumstances. Consequently, the Company had a working capital deficit at December 31, 2004 of approximately NIS 703 million. The Company believes that it will be able to repay or renew its obligations as they become due, including through receipt of long-term borrowings as the market conditions permit. Alternatively, the Company can liquidate its investment in Partner shares, if necessary, in order to repay the short-term obligations. See Note 24(a).

	b.	Definitions:

In these financial statements:

Wholly owned and controlled companies	–

companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company

Jointly controlled company	–

a company owned by various entities that have a contractual consent for joint control, which is not of a temporary nature and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Subsidiaries	–	Jointly controlled company and wholly owned and controlled companies.

Affiliates	–	companies and partnership that are not subsidiaries, and over which the Company has significant influence. The Company’s investment therein is included using the equity method of accounting

The Group	–	the Company and its subsidiaries.

Interested Parties	–	as defined in the Securities Regulations (Preparation of Annual Financial Statements) – 1993.

Related parties	–	as defined in the opinions of the Institute of Certified Public Accountants in Israel.

Cable Companies	–	Tevel International Communications Ltd. Group, Golden Channels and Co. and the Group.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those followed in the United States, as described in Note 26.

The significant accounting policies applied in the preparation of the financial statements are as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Discontinuance of the adjustment of financial statements and financial reporting in “Reported amounts” as of December 31, 2004 and for the year then ended:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements. According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard and, accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

		1.	Basis of presentation:

a)

In the past, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a basis for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

			b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the Reported amounts (see 2. below) for those assets.

			c)	In the financial statements “cost” represents cost in the Reported amount (see 2 below).

			d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	Financial statements in reported amounts:

		a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date.

		b)	Balance sheet:

			1)	Non-monetary items are presented in reported amounts.

			2)	Monetary items are presented in nominal values as of the balance sheet date.

			3)	The carrying value of investments accounted for under the equity method is determined based on the financial statements of these companies in reported amounts.

		c)	Statement of operations:

			1)	Income and expenses relating to non-monetary items are derived from the change in the reported amounts between the opening balance and the closing balance.

			2)	Other items in the statement of operations are presented in nominal values.

			3)	The equity in the results of operations of investees accounted for under the equity method is determined based on the financial statements of these companies in reported amounts.

	3.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2004 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollars as of such date (U.S.$ 1 = NIS 4.308). The translation was made solely for the convenience of the readers. The U.S. dollar amounts presented in the financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c.	Adjusted financial statements:

General:

The financial statements as of December 31, 2003 and for reported periods through that date were presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company and its subsidiaries maintain their accounts in nominal NIS. The nominal figures were adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“Israeli CPI”).

Balance sheet:

Nonmonetary items were adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to December 31, 2003 (as published on January 15, 2004).

Monetary items are presented in the adjusted balance sheet at their nominal value.

Investments accounted for by the equity method are based on the adjusted financial statements of the investees.

The adjusted values of nonmonetary items should not be construed as a presentation of realizable values or real economic values, but merely as the original values adjusted for the changes in the general purchasing power of the currency.

Statement of income:

Revenues were adjusted in accordance with the change in the Israeli CPI from transaction date to December 31, 2003.

Expenses, other than financing expenses and those deriving from nonmonetary items, were adjusted for the changes in the index from transaction date to December 31, 2003. Expenses deriving from nonmonetary items were adjusted in correspondence with the adjusted balance sheet item.

Group equity in the results of investees accounted for under the equity method is based on their adjusted financial statements.

The balance of the inflationary adjustment, not attributed to revenues or expenses as referred to above, was included in net financing income or expenses.

		4.	Data regarding Israeli CPI and exchange rates of foreign currency:

			1.	Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rate as published by the Bank of Israel on December 31, 2003.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2.	Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

	Israeli CPI	Exchange rate of U.S. dollar

At December 31,:	points *)	NIS

2004	180.7	4.308
2003	178.6	4.379
2002	182.0	4.737

Changes during the year:	%	%

2004	1.2	(1.6)
2003	(1.9)	(7.6)
2002	6.5	7.3

		*)	According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

d.	Principles of consolidation:

	1.	The consolidated financial statements include the accounts of the Company and its subsidiaries.

	2.	The significant consolidated subsidiaries are as follows:

Wholly-owned:
		–	Matav Haifa;
		–	Matav Investments;
		–	Matav Infrastructure Ltd. (the general partner in Matav Infrastructure partnership)
		–	Matav Infrastructure 2001 – limited partnership (28% held by Matav Haifa)

Wholly-owned subsidiaries of Matav Investments:
		–	Matav Properties Ltd;
		–	Nonstop Internet 1999 Ltd. (ceased its operations in 2001)

Jointly controlled entity:
		–	Hot Vision Ltd.

	3.	Intercompany balances and transactions have been eliminated in consolidation.

e.	Investments:

	1.	Affiliates and subsidiaries:

The investment in affiliates and subsidiaries, as it relates to the Company’s financial statements, is accounted for under the equity method.

	2.	Non-marketable equity securities:

The investment in non-marketable equity securities is stated at cost, net of impairment losses for decline in value that is other than temporary.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Investments in limited partnerships:

The investment in limited partnerships producing films, in which the Company is a limited partner, is presented at cost. The investment in the partnerships is written down when actual broadcast takes place.

	g.	Rights to broadcast films and programs:

The cost includes the cost to purchase rights to broadcast films and TV programs with the addition of direct costs in order to adjust the films and programs for broadcasting in Israel.

The rights to use content by the jointly controlled entity which was made available by its shareholders, is also included as part of this asset.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

	h.	Property, plan and equipment:

		1.	Property, plan and equipment is stated at cost.

2.

The assets are depreciated by the straight-line method over their estimated useful lives (other than leasehold improvements, see below). The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see k below). The annual depreciation rates are as follows:

%

Buildings	2 – 4 (mainly 2)
Cable network	8.33;10
Equipment in the broadcasting center and studio (primarily electronic equipment)	15 – 20 (mainly 15)
Converters and modems	10
Computers and peripheral equipment	20 – 33
Office furniture and equipment	6 – 10
Development costs of internet site	33
Vehicles	15

3.

Assets leased under a capital lease are presented in fixed assets based on the present value of the future lease payments. Lease payments due in the future, net of the implicit interest component, are included in long-term liabilities.

4.	Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Intangible assets, long-term receivables and deferred charges:

1.

Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding. The amortization is recorded under the financial expenses, net.

2.

Intangible assets include payment made in respect of a non-exclusive license to provide stationary communications services within Israel. The license charges are amortized by the straight-line method over the period of the license (15 years).

		3.	Assets leased by the Company in capital lease arrangements were derecognized and a long term receivable was recorded in respect of the lease arrangement.

	j.	Revenue recognition:

		1.	Revenue from subscription fees is recognized on a monthly basis as the service is provided.

		2.	See also l below (amortization of customers’ deposits for converters).

3.

Initial hook up revenues, obtained from connecting subscribers to the Company’s cables infrastructure, are less than related direct selling costs as defined under SFAS 51 (“Financial Reporting by Cable Television Companies”). Therefore, such revenues, together with the selling costs, are recognized as the hook up is completed.

	k.	Impairment of assets:

		1.	Impairment of fixed assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

The adoption of this Standard did not have a material effect on the Company’s financial position and results of operations.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		2.	Impairment of investment in non-marketable equity securities:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, valuations of the investments, the conditions of the industry in which the investee company is operating, the investee company’s business condition, prices of equity transactions in the investee company and additional information that the investee company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

	l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters installed by them, in an amount not exceeding their cost. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% amortization for each year or portion of a year in which the subscriber used the converter.

In July 2003, the financial committee of the Knesset approved amendment No. 5 of the Bezeq regulations (Licenses) that enables the Company to amortize deposits that were collected from the date of approval at an annual rate of 10% of their cost to the Company, rather than 10% of the deposit amount.

The amortization of the deposits is included in revenue.

	m.	Income taxes:

1.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financials statements and the tax basis of assets and liabilities and in respect of carryforward tax losses. As to the main factors in respect of which deferred taxes have been included – see Note 17c.

Deferred tax balances are measured using the enacted tax rate expected to be in effect at time when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amounts of deferred taxes presented in the statements of operations reflect changes in the above balances during the reported years.

2.

Taxes which would apply in the event of disposal of the investments in the subsidiaries and the affiliates (except for Partner) have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investment is not expected in the foreseeable future.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As to Partner: During 2003, the Company’s management revised its plans as to the investment in the shares of Partner such that the realization of Partner shares in the foreseeable future is no more unlikely. In view of the change in Company’s management’s plans as to the realization of the investment in the shares of Partner, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the Company recorded a deferred tax liability (see also Note 5b(2)(d)).

3.

Due to the uncertainty whether or not the Company shall incur taxable income in the future and since the Company accumulated tax loss carryforwards, no deferred tax assets have been recorded in the financial statements.

		4.	As to the effect of the adoption of Accounting Standard No. 19 with respect to taxes on income, see Note t. below.

	n.	Allowance for doubtful accounts:

The allowance is principally determined in respect of specific debts that are doubtful of collection, based on the age of the customers’ debt.

	o.	Cash equivalents:

The Group considers all highly liquid investments, which include unrestricted short-term bank deposits with original maturities of three months or less), to be cash equivalents.

	p.	Long term liabilities to banks in respect of borrowed debt securities

Debt to banks that represents borrowing of debt securities (i.e. short sale of debt securities), for which the Company has an intent and it is probable that the Company will repay only at maturity of these debt securities, is accreted to the redemption value based on the effective interest method.

	q.	Net earnings (loss) per Ordinary share and per American Depository Shares (“ADS”):

Basic earnings (loss) per share and per ADS are computed based on the weighted average number of shares outstanding during the year, assuming the conversion of convertible securities at the later of either the beginning of the year or the date of their issuance, if conversion is likely.

Diluted earnings (loss) per share and per ADS are computed as above, with the addition of the effect of shares deriving from the conversion of convertible securities which were not included in the computation of basic earnings per share. If the effect of the conversion of convertible securities is antidilutive, it is not included in the computation.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Linkage basis:

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

	s.	Advertising expenses:

Advertising expenses are charged to income as incurred, see also Note 19b.

	t.	Derivatives:

The Company purchased options (call options combined in certain cases with put options) to offset the effect of possible fluctuation in the NIS/dollar exchange rate on the NIS amount of certain dollar cash outflows. The Company does not hold or issue derivative financial instruments for trading purposes.

The options are stated at fair value. Gains and losses on the options are included in financial expenses.

	u.	Implementation of new accounting standards and their impact on the financial statements:

In July 2004, Accounting Standard No. 19 - Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The principal change pursuant to the Standard in relation to the principles presently applied is the recognition of deferred taxes in respect of temporary differences relating to land.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

The Company estimates that, the effect of the new Standard on its financial statements is not expected to be material.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 3: –	CASH AND CASH EQUIVALENTS

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Cash	2,724	4,155	655	1,507
Short-term bank deposits	35,224	20,095	35,224	20,095

	37,948	24,250	35,879	21,602

NOTE 4: –	ACCOUNTS RECEIVABLE

	a.	Trade receivables:

		Consolidated		The Company

		December 31,		December 31,

		2003	2004	2003	2004

		NIS in thousands

		Adjusted	Reported	Adjusted	Reported

Open accounts (1) (2)		82,772	75,030	45,054	37,074
Notes and checks		379	428	346	324

		83,151	75,458	45,400	37,398

(1)	Net of allowance for doubtful accounts *)	3,250	3,238	2,495	2,546

(2)	Includes credit card receivables in the amount of	21,551	19,576	13,442	13,084

(*) For changes in the allowance for doubtful accounts – See Note 19b.

b.	Other accounts receivable:

Cable Companies	1,203	*)	4,180	1,151	*)	2,999
Prepaid expenses	10,851		6,424	12,422		7,010
Income receivable	3,953		3,136	3,238		2,267
Advances to suppliers	692	*)	5,236	370	*)	2,473
Other	3,066	*)	1,034	2,250	*)	572

	19,765		20,010	19,431		15,321

*)	Reclassified.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY

	a.	Investments in subsidiaries (losses over the investments in subsidiaries):

		1.	The investment is comprised as follows:

	The Company

	December 31,

	2003	2004

	Total	Included in investments and long- term receivables	Included in long-term liabilities	Total

	NIS in thousands

	Adjusted	Reported

Cost of shares	8,362	8,362	–	8,362
Equity in post acquisition losses	(127,755)	(106,862)	(11,806)	(118,668)

Equity value	(119,393)	(98,500)	(11,806)	(110,306)

Long-term loan (1)	36,903	37,346	–	37,346
Long-term accounts (2)	322,661	315,254	–	315,254
Capital notes (3)	(3,601)	–	(3,351)	(3,351)

	236,570	254,100	(15,157)	238,943

(1)	The CPI linked loan does not bear interest and its repayment date had not yet been determined.

(2)	Long term accounts are linked to the CPI and their repayment date had not yet been determined.

(3)	Capital notes are unlinked to the CPI and bear no interest and their repayment date had not yet been determined.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

	2.	The changes in the investments during 2004 and 2003 are as follows:

	The Company

	December 31,

	2003	2004

	NIS in thousands

	Adjusted	Reported

Balance at the beginning of the year	258,022	236,570
Changes during the year:
Equity in earnings (losses)	(31,485)	14,258
Liquidation of an investment in a subsidiary (MIS)	(1,062)	–
Sale of the Company’s shares held by a subsidiary	64,917	–
Newly consolidated jointly controlled company (by proportionate consolidation)	624	–
Repayment of long term accounts	(54,396)	(11,885)
Purchasing power loss of capital note	(50)	–

Balance at the end of the year	236,570	238,943

b.	Investments in affiliates:

	1.	The investment is comprised as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Partner, see (2) below	65,373	91,334	62,369	88,330
Nonstop Ventures, see (3) below	1,434	1,402	13,623	13,691
Hot Telecom, see (4) below	–	9,000	–	12,209

	66,807	101,736	75,992	114,230

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The changes in the investments during 2004 and 2003 are as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Balance at the beginning of the year	22,400	66,807	29,168	75,992
Changes during the year:
Investment in Hot Telecom	–	12,209	–	12,209
Newly proportionately consolidated Company	(624)	–	(624)	–
Purchasing power loss on capital note (see Note 5(3))	(31)	–	(31)	–
Sale of investments	(17,508)	–	(16,293)	–
Equity in earnings	62,840	22,616	64,042	25,925
Grant of capital note	–	68	–	68
Provision for expected loss upon exercise of options	(270)	36	(270)	36

Balance at the end of the year	66,807	101,736	75,992	114,230

2.	Partner:

	a)	The investment in Partner is composed as follows:

Shares:
Cost of shares	2,437	2,437	–	–
Equity in accumulated earnings	63,206	89,131	62,639	88,564
Provision for expected loss upon exercise of options	(270)	(234)	(270)	(234)

	65,373	91,334	62,369	88,330

b)	Partner operates a mobile telecommunications networks based upon the Global System for mobile Communications (“GSM”) Standard in Israel.

On November 1, 1999, Partner – in which the Group held by the Company and Matav Investments 20.326% of its issued capital – offered to the public abroad in an initial public offering (“IPO”) 38,888,999 ADS, each ADS representing one Ordinary share of NIS 0.01 par value of Partner, at a price of $13.50 per ADS.

Since the IPO, Partner’s ADS are listed on the NASDAQ National Market in the United States (“NASDAQ”) and on the London Stock Exchange. Since July 2001, Partner’s shares are also listed for trading on the Tel-Aviv Stock Exchange (“TASE”).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The Group owns as of December 31, 2004 and 2003, 5.25% in Partner.

The market value of Partner’s shares owned by the Group is NIS 358 million and NIS 332 million as of December 31, 2004 and 2003, respectively.

The market value of the shares at the date of approximating the issuances of the financial statements is NIS 393 million.

Under the terms of Partner’s License, certain shareholders of Partner, among them the Company, are subjected to certain obligations such as compliance with the Required Israeli Percentage (minimum percentage of shares to be held by Israeli persons or entities as determined in the License) and the Required Founders Percentage (minimum holding of means of control by Founders’ Group as determined in the License) (see also Note 24a.).

As to collateral on Partner’s shares, see Note 15c(2).

	c)	Realizations of Partner’s shares:

In April 2002, the Group entered into agreements according to which it sold to a subsidiary of Hutchison Whampoa Ltd. (“Hutchiston”) 13,778,668 shares of Partner, which constituted 7.7% of Partner’s issued and outstanding share capital. The proceeds from the sale amounted to adjusted NIS 306 million. The gain (net of taxes) resulting to the Group from the above transaction amounted to NIS 197 million.

On November 3, 2003, the Group sold 3,826,169 Ordinary shares of Partner in consideration for approximately adjusted NIS 114.4 million. The gain resulting from the above sale, net of tax effect, amounted to approximately NIS 62 million. Subsequent to the sale, the interest held in Partner is 5.25%.

As for the sale of the shares of Partner held by the Company during May 2005, see Note 24a.

d)

During 2003, the Company’s management revised its plans as to the realization of the investment in Partner such that the realization of the Partner’s share in the foreseeable future is no more unlikely. The revision of the plans of Company’s management, as aforesaid, included the sale of Partner’s unrestricted shares, as described above.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

Consequently, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the financial statements as of December 31, 2004 include a deferred tax liability of approximately NIS 24 million for the difference between the tax base of the investment in Partner and the carrying value of the investment as of December 31, 2004. The tax expense in respect of the Partner investment amounted to NIS 8.3 million and NIS 15.6 million in 2004 and 2003, respectively. Such tax expense was included as an offset to equity in earnings of affiliates.

	e)	Partner’s contingent liabilities:

		1)	On October 28, 1999, an Israeli consumer organization lodged a claim against Partner, alleging a variety of consumer complaints and requested that this claim be approved as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations, to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously requested to join the above class action, has been brought again before the court. The court had previously stayed the proceedings of the private consumer’s claim, until a decision was made in the case that was filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, Partner has submitted its response to the motion.

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

2)

On April 8, 2002, a claim was filed against Partner, together with a motion to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against Partner is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by partner.

At this stage, and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

In addition, Partner and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

3)

On April 13, 2003 a claim was filed against Partner and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. Partner has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

4)

On September 14, 2004, a claim was filed against Partner, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. Partner has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

5)

Partner does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. The accounts of Partner do not include a provision in respect thereof.

6)

Partner is a party to various claims arising in the ordinary course of its operations. Management of Partner, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. The accounts do not include a provision in respect thereof in Partner’s accounts.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

	3.	Nonstop Ventures:

		a)	The Group owns, as of December 31, 2004 and 2003, 50% of Nonstop Ventures (see b) below). The Group’s investment in Nonstop ventures is comprised as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Shares:
Cost of shares	5	5	–	–
Equity in accumulated losses	(12,194)	(12,294)	–	–
Long-term loans and capital note *)	13,623	13,691	13,623	13,691

	1,434	1,402	13,623	13,691

*)

Includes long-term loans bearing interest at the Prime rate and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans, has not yet been determined.

	b)	Nonstop ventures is 50% owned by the Group and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data Communications.

4.	Hot Telecom:

	a)	The Group owns, at December 31, 2004, 26.5% of Hot Telecom.

The Company’s investment in Hot Telecom is comprised as follows:

	Consolidated	The Company

	December 31, 2004 *)

	Reported NIS in thousands

Equity in accumulated losses	(3,209)	–
Long-term debt (1)	12,209	12,209

	9,000	12,209

*)	Hot Telecom was established by the Cable Companies in November 2003. See Note 1a(4,5,6).

(1)	Long-term debt is unlinked to CPI and bears no interest. Its repayment date had not yet been determined.

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NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

b)

According to the license, which was granted to Hot Telecom, the Partnership has to pay royalties at a rate of 3.5% to the Government of Israel, based on the gross income from telecommunication services according to the license conditions.

	c)	Hot Telecom, together with the Cable Companies are obliged to make payments to the government, see Note 15(a)(1)(b).

d)

On July 9, 2004, Hot Telecom, signed an agreement with an Israeli entity in the global Lucent Int. Group for the establishment of a telephony network based on the cable infrastructure. The agreement is a framework agreement for 100,000 subscribers and, in the first stage, orders will be issued for the establishment of a network for 24,000 telephony subscribers in consideration for an estimated amount of $16 million. To secure the payments to Lucent, the partnership provided a guarantee in amount of $4 million through its partners including the company (see also Note 15c(9)).

e)

On July 29, 2004, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) submitted a petition for the granting of orders nisi and for the granting of an interim order, against the Government of Israel, the Minister of Communications and the Minister of Finance (“the Respondents”) and against Hot Telecom as a formal respondent.

The petition was based on an amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), 2000 (the “Interconnection Regulations”), specifically on interim Regulation No. 10. This regulation sets a “Bill and Keep” arrangement which applies between Bezeq and Hot Telecom as follows:

In regulation 10 to the interconnection regulations, Bezeq and the internal operator (except for a unique internal operator and Bezeq) will not make payments to each other for reciprocal communication links as stated in the aforesaid regulation, and each of them will bear their costs in this respect, all of which is if the following cumulative conditions are met:

1.

Two years have not yet elapsed from the date on which the internal operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders (November 25, 2004).

2.

The difference between the total minutes of traffic originating in the internal operator’s aforesaid network and their destination being the internal operator network of Bezeq and the total minutes of traffic originating in the internal operator’s network of Bezeq and their destination being internal operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The petitioner requested interim orders to delay the effective date of the arrangement until compensation to the petitioner is ensured in respect of loss of income, through amendment of the Bezeq (Royalties) Regulations, 2001, to enable the petitioner to set off the loss of income incurred and to cancel Regulation 10 that was enacted without authority and with discrimination against the petitioner.

In addition, an interim order was requested to maintain the current status until a decision is rendered with respect to the petition or until the petitioner’s right to receive compensation for loss of income is determined fully and completely.

On August 11, 2004, the request for an interim order was rejected.

Subsequent to a preliminary hearing of the petition, and after the Bezeq (Royalties) Regulations, 2001 was amended in a way that ensured that Bezeq may set off the loss of income, the petitioner filed an amended petition. A hearing for the amended petition was scheduled on April 14, 2005. The date set for submission of a response on behalf of Hot Telecom to the amended petition is no later than 5 days before the date set for the hearing (see also Note 24e in respect of the withdrawal of the petition).

f)

On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by broadband access (VoB) (“The policy principles”). Pursuant to the policy principles, the provision of stationary domestic VoB services shall be organized in the context of a unique domestic operator license, according to which the provision of telephony services is to be performed by VoIP technology while using the broadband access of a domestic operator (currently Bezeq or Hot Telecom). The policy principles determine that licenses to provide VoB services shall be granted in 2005 in a manner that the commencement of operations by virtue of the licenses shall be feasible on May 1, 2005. It was further determined that for the time being, an owner of VoB license shall not be charged to pay the domestic operator for using the domestic operator’s network. The ministry, in its policy principles, noted that it intends to complete soon the policy on the provision of VoB services by broadband access network of cellular operator. In addition, pursuant to the policy principles, Bezeq shall be entitled to provide VoB services at the earlier of May 1, 2007 or after its customer segment in the area of the stationary telephony (business or private segments) shall decrease below 85%, and a subsidiary of Bezeq shall be able to provide VoB services subject to restrictions stipulated in the unique domestic operator’s regulations. The ministry indicated that a hearing proceeding regarding the same matter with the relevant parties shall be conducted in the coming weeks.

Concurrently with promulgating the policy principles, the ministry commenced to grant licenses for marketing experiment for a payment to provide VoB services to several internet suppliers, among which are 012 Golden Lines, Barak, Bezeq International and Gold internet.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

As a result of applications by Bezeq and Hot Telecom the Ministry of Communications, on December 29, 2004, sent a letter to various parties including Bezeq and Hot Telecom thereby enabling them to present their position with respect to the ramifications of the policy principles on them. In a reply to the Ministry of Communications, Hot Telecom filed a detailed status paper in which it demanded to revoke the policy principles alleging that they constitute a deviation from the policy having a basis to organize the communications market in Israel on a facilities based competition and that the resolution of the Ministry of Communications to enable the provision of VoB services while using the domestic operator infrastructures constitutes an illegal impairment of the proprietary right of the infrastructures owner. In addition, it was alleged that the resolution pursuant to which the VoB operator shall not be charged with a payment for using the internal operator’s infrastructure lacks authority and is devoid of reasonableness and results in economic distortions and the ministry is required to enable the payment of access fees to the internal operator for using its infrastructures for proving the VoB service. Alternatively, Hot Telecom requested to adjourn the date for granting the VoB licenses until after Hot Telecom shall reach a market segment of 5% of the stationary telephony industry. In addition, Hot Telecom claims that the resolution of the Ministry of Communications to enable the use in the domestic operator’s infrastructures to provide cellular VoB service without, at the same time, enabling Hot telecom to provide VoB service over the cellular infrastructures, is unreasonable and creates discrimination between the operators.

As to the matter of providing VoB services by Bezeq, Hot Telecom demands that Bezeq shall not be entitled to provide directly and/or by its subsidiary, VoB services as long as it is a monopoly in the stationary telephony industry, to wit, as long as it holds in 50% of stationary telephony market.

As of the date of filing the report, a new resolution of the ministry of communications has not yet been issued.

g)

On March 31, 2004, the Ministry of Communications issued policy principles on Bezeq license-discounts for size and marketing bundled services according to which: (a) Bezeq may offer discounts for size at a rate of up to 10%, effective with the commencement date of providing commercial telephony services by a domestic operator, and (b) Bezeq may request to amend its license in a manner that it will be able to market bundled services including telephony services and multi-channel TV that are provided by a subsidiary when its market segment of the stationary telephony industry (private or business sectors) shall decrease below 85% and this is in relation to the same customers segment. In addition, it was determined that if it is found that even before the market segment of Bezeq decreased below 85%, as above, that the competitive status of Bezeq’s subsidiary deteriorated significantly resulting, among others, from marketing service bundles that include telephony by a competitor, the minister shall consider to amend Bezeq’s license according to the above.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

As to this matter, the ministry determined that in relation to Yes – a determination of a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers.

Following additional hearing procedures held by the Ministry of Communications in this matter, the ministry resolved on January 9, 2005, to raise the significant deterioration threshold in the competitive status of Yes from 25% to 29%.

	c.	Non-marketable equity securities:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Cost of shares of Barak I.T.C. (1995) – International Telecommunications Services Corp. Ltd. (“Barak”) *)	16,241	–	16,227	–

*)

Barak, 10% held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years and the provision of services commenced in July 1997.

1.	During 2002, the Company wrote-off a part of its investment in Barak, which amounted to NIS 8.8 million, based on a valuation of Barak. This amount was presented in other expenses, net.

2.

As of December 31, 2004 Barak had shareholders’ deficiency of NIS 527 million and a working capital deficiency of NIS 704 million, derived mainly from classification of long-term bank liabilities as current liabilities as a result of Barak’s noncompliance with part of its financial covenants.

In the opinion of Barak’s management, in light of its positive cash flows from operating activities and the advanced negotiations with banks in connection with refinancing of Barak’s debt, Barak will continue to operate as a going concern in the foreseeable future. Nonetheless, management of Barak is in the opinion that absent a financing arrangement with the banks, Barak will encounter difficulties in paying interest to debentures holders and the principal of the loan to banks that are repayable in November and December 2005.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: –	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

In light of the deterioration in Barak’s financial position, as stated above, and in light of the opening of the international communications segment to new competitors, and the granting of licenses to three additional operators, the Company’s management decided to reexamine the value of its investment in shares of Barak.

The value of the investment in Barak was determined by the work of a valuation expert, based on the discounted cash flows method, discounted at a capitalization rate of 12.5% per annum. The valuation was performed under the assumption that Barak will arrange the abovementioned refinancing for purposes of repayment of the debentures issued and, accordingly, will continue to operate as a going concern. According to the valuation implemented by the appraiser, the estimated fair value of the interest in Barak is between zero and $1 million only. Management of the Company chose to present the investment according to the low range of the valuation and, therefore wrote down the entire amount of the investment in Barak, in the amount of approximately NIS 16 million (see also Note 24d). The loss amounting from the aforementioned write-down was included as part of other expenses.

	d.	Company’s share of assets, liabilities, revenues and expenses and cash flows of a jointly controlled company that is consolidated by the proportionate consolidation method (26.6%):

	December 31

	2003	2004

	NIS in thousands

	Adjusted	Reported

Current assets	20,520	24,044

Non-current assets	38,125	29,202

Current liabilities	61,913	57,594

Non-current liabilities	737	605

Year ended December 31, 2004

NIS in thousands

Reported

Net revenues	5,852

Expenses	1,291

Gross profit	4,119

Loss from continuing operations and net loss	–

Cash flows from operating activities	1,104

Cash flows from investing activities	(493)

Cash flows from financing activities	(195)

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6: –	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

As of December 31, 2004 Hot Vision has an obligation to perform additional investments in these partnerships of NIS 190 thousand.

NOTE 7: –	RIGHTS TO BROADCAST MOVIES AND PROGRAMS FILM COSTS

December 31, 2004

NIS in thousands

Reported

Balance at the beginning of the year *)	34,927

Additions during the year	26,936
Amortization during the year	(35,354)

Balance at the end of the year	26,509

*)	The accounts of Hot Vision were consolidated for the first time on December 31, 2003.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8: –	PROPERTY, PLANT AND EQUIPMENT

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2004, are as follows:

	Consolidated

	Cost				Accumulated depreciation				Depreciated balance

		Changes during the year				Changes during the year			December 31,

	Balance at beginning of year	Additions	Disposals	Balance at end of year	Balance at beginning of year	Additions	Disposals	Balance at end of year	2003	2004

	NIS in thousands

	Adjusted	Reported			Adjusted	Reported			Adjusted	Reported

Leasehold land (including construction plans) (1)	4,319	–	–	4,319	–	–	–	–	4,319	4,319
Buildings (including land) (2)	53,699	1,163		54,862	11,660	1,046	–	12,706	42,039	42,156
Cable network	1,342,613	24,138	–	1,366,751	820,540	89,941	–	910,481	522,073	456,270
Broadcasting center (primarily electronic equipment)	136,940	18,488	–	155,428	101,478	12,314	–	113,792	35,462	41,636
Studio equipment	12,294	3,037	–	15,331	12,294	653	–	12,947	–	2,384
Converters and modems	390,242	45,245	1,326	434,161	136,105	34,113	530	169,688	254,137	264,473
Computers and peripheral equipment	62,049	2,885	–	64,934	51,147	5,704	–	56,851	10,902	8,083
Office furniture and equipment	14,507	308	–	14,815	9,934	656	–	10,590	4,573	4,225
Leasehold improvements	6,364	30	–	6,394	4,620	287	–	4,907	1,744	1,487
Development costs of internet site	1,099		–	1,099	972	31	–	1,003	127	96
Vehicle	4,282	–	3,489	793	2,872	406	2,695	583	1,410	210
Telephone equipment	39	134	–	173	–	1	–	1	39	172

	2,028,447	95,428	4,815	2,119,060	1,151,622	145,152	3,225	1,293,549	876,825	825,511

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)

The cost of the buildings includes an amount of NIS 21,907 thousand at December 31, 2004 and 2003 representing cost of buildings on leased land. The lease in respect of most of the land is for a 49 year period ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry has not yet been completed.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8: –	PROPERTY, PLANT AND EQUIPMENT (Cont.)

	The Company

	Cost				Accumulated depreciation				Depreciated balance

		Changes during the year				Changes during the year			December 31,

	Balance at beginning of year	Additions	Disposals	Balance at end of year	Balance at beginning of year	Additions	Disposals	Balance at end of year	2003	2004

	NIS in thousands

	Adjusted	Reported			Adjusted	Reported			Adjusted	Reported

Leasehold land (including construction plans) (1)	4,319	–	–	4,319	–				4,319	4,319
Buildings (including land) (2)	18,875	1,141	–	20,016	5,532	389	–	5,921	13,343	14,095
Cable network	990,398	65	–	990,463	596,222	67,894	–	664,116	394,176	326,347
Broadcasting center (primarily electronic equipment)	65,085	8,632	–	73,717	55,700	3,387		59,087	9,385	14,630
Studio equipment	3,561	–	–	3,561	3,561	–	–	3,561	–	–
Converters and modems	272,762	35,122	915	306,969	97,259	23,915	389	120,785	175,503	186,184
Computers and peripheral equipment	55,160	2,784	–	57,944	45,530	4,852		50,382	9,630	7,562
Office furniture and equipment	8,704	80	–	8,784	5,706	342	–	6,048	2,998	2,736
Leasehold improvements	5,921	8	–	5,929	4,267	271	–	4,538	1,654	1,391
Development costs of internet site	1,095	–	–	1,095	994	31	–	1,025	101	70
Vehicle	3,303	–	2,883	420	2,177	301	2,211	267	1,126	153

	1,429,183	47,832	3,798	1,473,217	816,948	101,382	2,600	915,730	612,235	557,487

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)

The cost of the buildings, includes mostly an amount which represents cost of buildings on leased land. The lease in respect of most of the land is for a 49 year period ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry has not yet been completed.

As to the pledges on property, plant and equipment – see Note 15c(1).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9: –	INTANGIBLE ASSETS AND DEFERED CHARGES, NET

	Consolidated				The Company

	Original amount		Unamortized balance		Unamortized balance

	December 31,				December 31,

	2003	2004	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported

Debentures issuance expenses, see Note 14	11,393	11,393	1,330	616	1,330	616
Non-exclusive license, see Note 2(i)	3,972	3,972	2,616	2,485	–	–

	15,365	15,365	3,946	3,101	1,330	616

NOTE 10: –	BANK CREDIT

	Weighted average interest rate	Consolidated December 31,		The Company December 31,

	December 31, 2004	2003	2004	2003	2004

	%	NIS in thousands

		Adjusted	Reported	Adjusted	Reported

Short-term credit, see Note 19	5.3	389,730	437,029	349,223	396,682
Current maturities of long-term loans, see Note 13		45,673	28,310	45,673	28,310

		435,403	465,339	394,896	424,992

The total unused credit lines out of the authorized credit lines as of December 31, 2004, amounted to approximately NIS 157 million.

Financial covenants and arrangements:

a.

According to a credit arrangement from September 2003, the Company received a credit line from a bank in the amount of approximately NIS 87 million (of which approximately NIS 47 millions have been used as of December 31, 2004). The use of credit, which is collateralized by a floating charge, proportionately with other banks, is conditional upon the Company’s fulfillment of certain financial and non-financial covenants determined under the aforesaid agreement.

As of December 31, 2004, the company did not comply with two covenants to maintain the financial ratios, as defined in the agreement, as follows:

	1.	The number of broadcast subscribers.

	2.	Operating surplus.

During March 2005, the company received a letter from the bank according to which the bank does not deem the non-compliance, as above, a violation of the company to maintain the financial ratios for a period of one year from the date of the letter (the waiver period).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10: –	BANK CREDIT (Cont.)

In view of the dictated increase in the required operating surplus, as defined in the covenants agreement, in 2005, the Company’s management anticipates that additional negotiations shall take place with the bank at the end of the waiver period.

b.

An amount of approximately NIS 31 million was classified as long-term liabilities since the bank committed to renew such debt at its repayment date (which is less than 12 months from balance sheet date) for a period longer than a year.

	c.	Bank Hapoalim Ltd. demands that Hot Vision repays its outstanding borrowings amounting to NIS 71 million. Hot Vision had some discussions with the bank to extend the credit period.

NOTE 11: –	ACCOUNTS PAYABLE

		Consolidated		The Company

		December 31,		December 31,

		2003	2004	2003	2004

		NIS in thousands

		Adjusted	Reported	Adjusted	Reported

a.	Trade payables:

	Open accounts	63,499	66,255	43,983	45,681
	Checks payable	31,200	38,027	19,634	29,236

		94,699	104,282	63,617	74,917

b.	Other accounts payable:

	Payroll and related expenses	6,912	6,754	4,757	4,710
	Provision for vacation pay	4,473	5,114	3,438	3,761
	Government authorities (1)	96,416	103,779	89,391	97,448
	Advances from Cable Companies	5,004	2,738	–	–
	Royalties to the Government of Israel	11,225	11,069	11,225	11,069
	Accrued interest	1,846	1,381	1,846	1,381
	Accrued expenses (2)(3)	16,623	22,695	13,844	18,153
	Provision due to lawsuit (see Note 15(b)(3))	–	23,400	–	23,400
	Deferred taxes	15,630	23,981	15,630	23,981
	Others	853	1,032	477	595

		158,982	201,943	140,608	184,498

(1)	Mainly includes a provision for taxes in respect of the sale of Partner shares during 2002 and 2003 (see Note 5b(2)(c)).

The Company paid an amount of NIS 71 million as an advance on account of capital gains tax in respect of the sale of Partner shares in 2002. As of December 31, 2004 and 2003, the accumulated tax accrual in respect of the above sale and the sale in 2003 amounted to a total consideration of NIS 83 million (not including interest and CPI linkage). This amount was not yet paid due to a continuing dispute with the tax authorities.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11: –	ACCOUNTS PAYABLE (Cont.)

The financial statements contain a provision for the full tax liability (including interest and CPI linkage) relating to the sale of Partner shares in 2003 and 2002.

(2) Consolidated and the Company includes balance with former related party in an amount of adjusted NIS 128 thousand as of December 31, 2003.

(3) Includes, as of December 31, 2004, a provision relating to expenses to be paid to an interested party in the amount of NIS 1,300 thousand.

NOTE 12: –	ACCRUED SEVERANCE PAY (SEVERANCE PAY FUND)

Labor laws and agreements require the Group companies to pay severance pay to employees dismissed or leaving their employment under certain other circumstances.

The companies’ severance pay liability to their employees, is computed based on the number of years of employment multiplied by the most recent salary and, is covered primarily by purchase of insurance policies and by an accrual. The companies records the obligation as if it was payable at each balance sheet date on an undiscounted basis. The balance of the severance pay liability and the amounts funded for such liability as above are as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Amount of severance pay liability	17,272	19,477	12,878	14,368
Amount funded	(15,166)	(16,994)	(12,174)	(13,345)

Unfunded balance, net	2,106	2,483	704	1,023

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

The amounts accumulated in insurance companies in connection with deposits made by a jointly controlled entity in order to cover its liabilities for severance pay are not under its control and management and, therefore, neither these amounts nor the corresponding accrual for severance pay are included in the balance sheet.

Severance pay expense totaled NIS 5,278 thousand, adjusted NIS 5,748 thousand and adjusted NIS 4,470 thousand in 2004, 2003 and 2003, respectively.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13: –	LONG-TERM LOANS FROM BANKS AND OTHERS

	a.	Comprised as follows:

	Consolidated and The Company

	Weighted average interest rate	December 31,

	31.12.2004	2003	2004

	%	NIS in thousands

		Adjusted	Reported

From banks – linked to the dollar	Libor+1.5	3,678	1,206
From banks – linked to the Israeli CPI	5.65	147,862	125,937
From others – linked to the dollar	Libor+1.75	21,536	1,140
From others – unlinked (*)		–	1,484

		173,076	129,767
Less – current maturities		45,673	28,310

		127,403	101,457

(*) Amounts received from sale of credit card receivables with recourse.

The Libor rate as of December 31, 2004 was 3.10%.

b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet dates:

	Consolidated and The Company

	December 31,

	2003		2004

	NIS in thousands

	Adjusted		Reported

Second year	28,310	*)	27,922
Third year	26,698		58,847
Forth year	57,832	*)	14,688
Fifth year	14,563		–

	127,403		101,457

As to collateral to secure the loans see Note 15c.

*)	Reclassified.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14: –	DEBENTURES

a.

According to a prospectus dated August 28, 1997, the Company issued NIS 200 million par value of registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see Note 16c. The debentures (principal and interest) are linked to the Israeli CPI and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, upon issuance. In August 2001, the subsidiary sold the remaining debentures held by it at that date for NIS 23,268 thousand. The debentures are traded on the TASE. Debenture issuance expenses are presented in the balance sheets as deferred charges. See Notes 2i and 9.

	b.	The debentures are presented in the balance sheets as follows:

	Consolidated		The Company

	December 31,		December 31,

	2003	2004	2003	2004

	NIS in thousands

	Adjusted	Reported	Adjusted	Reported

Debentures outstanding	101,103	68,010	101,103	68,010
Less – discount in respect of sale of debentures by subsidiary	1,257	804	–	–

	99,846	67,206	101,103	68,010
Less – current maturities	33,701	34,005	33,701	34,005

	66,145	33,201	67,402	34,005

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS

	a.	Commitments:

		1.	Royalties and other payments to the Government:

			a)	The Company and Matav Haifa were required to pay royalties at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

On June 16, 2003, the finance committee of the Knesset approved amendment No. 2 of the Bezeq Regulations (Franchises – 1987) which retroactively reduces the royalties payable by the holder of a license to operate CATV systems from 5% of gross annual revenues from providing broadcasting services to 4% in 2002 and 2003 and to 3.5% in 2004 and thereafter.

As to the revenues from the Internet activities, the Company is obligated to a payment at a rate of 4% in 2002 and 2003 and at a rate of 3.5% in 2004 and thereafter to the Government of Israel.

b)

In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel appropriate consideration for the grant of a right to continue to provide multi-channel television services to subscribers, as well as other telecommunications services over the cable network, the cable television operators, including the Company, came to an agreement with the State of Israel dated July 2001 according to which the Company undertook, among other things, to make certain payments to the government over a 12 year period, and in consideration, each cable television operator received recognition by the government of its ownership of its respective cable television network infrastructure. Subsequent amendments to the Telecommunications Law adopted that agreement. The material terms of the agreement provide that:

—

Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of such income. In the July 2001 agreement, it was agreed that the Company’s pro rata portion would be 24.1%, until agreed differently by all of the cable television operators; and

—

Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

		—	The Israeli government (subject to payment of payments by the cable television operators) undertook not to assert any rights or claims regarding the ownership of the cable infrastructure.

As a result, each cable television operator is deemed to own all the rights to the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises. The July 2001 agreement, and its codification into law by way of amendments made to the Telecommunications Law, will continue to be in effect if the cable television operators consummate their proposed merger. As to Royalties and other payments to the Government, see Note 19a.

	2.	Royalties:

The Company and Matav Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcasted on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2004, 2003 and 2002 were approximately adjusted NIS 3.6 million, NIS 2.7 million and adjusted NIS 2.9 million, respectively.

	3.	As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see Note 1a(8).

4.

Under the Telecommunications Law and in accordance with the Council’s resolution of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to invest or allocate in production or purchase of locally produced programs, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to locally produced programs by the Broadcast Licensee as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the said merger to the improvement of the financial condition of the Licensees.

According to the evaluation of the Company’s management, the amounts that were invested by the Company in respect of locally produced programs in 2002, 2003 and 2004 is higher than 8% of its annual revenues from the subscription fees for these years.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

	5.	Lease commitments:

The Company and its subsidiaries lease offices and motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008.

Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

NIS in thousands

2005	6,736
2006	5,478
2007	2,372
2008	634

15,220

b.	Contingent liabilities:

	1.	Claims and petitions for approval of class actions:

a)

On April 22, 1999, a lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million. In addition, the subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered. In addition, the petitioner is claiming for a mandatory injunction according to which the Company will be obliged to reduce the service fee, which it charges from its subscribers.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The Company filed an objection to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the petitioner has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the petitioner between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing on the request, it was stated that the hearing of the request will be joined with similar requests that were filed against the Cable Companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, as detailed below).

After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated by the court, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other Cable Companies).

On August 21, 2003, the Court rendered its decision thereby rejecting the arguments of the Company (and of the other Cable Companies) and determined that the expenses with respect to the proceedings will be taken into account at the end of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the Cable Companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the petitioners in the said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the Cable Companies in that issue.

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various Cable Companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. The parties reached a procedural arrangement concerning the hearing according to which no examinations shall be conducted and each party shall submit its summations. According to the said agreement, the summations on behalf of the petitioner were submitted on April 1, 2005 and the summations on behalf of the Company shall be submitted by June 22, 2005. The petitioner is entitled to submit a response to the Company’s summations by August 14, 2005.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the outcome of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)

On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the franchises were granted. The compensation requested from the Company amounts to about NIS 139 million, as of the date the claim was filed.

In view of a rejection of a claim identical in substance to this claim, the Company and Golden Channels have presented a request to dismiss the claim without prejudice. The petitioners presented a reply to the request to dismiss the claim without prejudice and the Company and Golden Channels presented their reply to the petitioners’ reply. In addition, the Company and Golden Channels presented a reply to the request to approve the Claim as a Class Action. The petitioner’s request to join the hearing as creditors of Tevel was dismissed by the court. No date was scheduled for a hearing.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)

On December 3, 2002 a lawsuit and motion to approve the claim as a class action were filed by seven Israeli residents, who requested recognition of their action as representing 1,050,000 subscribers of the Cable Companies. According to the claim, the Cable Companies violated the terms of the approval given to them by the Council for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel, which is part of the basic package, offered to subscribers. The petitioners requested the Court to instruct all three Cable Companies to compensate the subscribers by a total sum of NIS 302 million as of the date of the motion and by an additional sum of NIS 25 million for each month from the date the claim was filed up to the date judgment is rendered by the Court. The Company’s proportionate share based on the subscribers ratio as of the balance sheet date, is NIS 80 million, in addition to a monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered (the “Original Lawsuit”).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court of the appeal in the Supreme Court is set to January 9, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the Original Lawsuit was calculated by the petitioners based on the number of subscribers of each of the Cable Companies at the date the claim was filed.

d)

On February 8, 2005, the Company received notice of a lawsuit and motion to approve the claim as a class action (the “lawsuit and the “motion” accordingly). The lawsuit and the motion were filed against the Company by an Israeli resident in the Tel Aviv-Jaffa District Court. The motion alleges, among other things, that the Company has misled consumers within the framework of a certain sales promotion campaign in 2001, thereby violating the Israeli Consumers Protection Law. According to the motion, the damages owed to the petitioner are in the amount of NIS 1,574 (equates to approximately $357) and the aggregate damages to the class are indeterminable at this stage, because the number of other potential petitioners is not known to the petitioner.

The Company noted that the motion relates to the same subject matter of an indictment that was filed in March 2003 in the Netanya Magistrate Court against the Company and certain of its officers for violation of the Israeli Consumers Protection Law. The officers were dropped from the indictment and in November 2003, the court approved a plea bargain, pursuant to which the Company admitted the facts in an amended indictment and paid an insignificant fine.

The Company has to submit its response until April 22, 2005. According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the motion, it is not possible, at this stage, to estimate the chances of the claim and therefore no provision was recorded in respect of the aforesaid claim in the Company’s financial statements. See also Note 24(e).

	2.	Other claims:

a)

On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the Cable Companies, including the Company, by the Association for the International Collective Management of Audiovisual Works AGICOA, an international association of producers of cinema and television works.

The aggregate sum of the claim is not less than approximately $170.2 million and for the purpose of court fees was limited to a sum of $20 million.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

AGICOA is an organization that represents numerous producers in a claim against the Cable Companies for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts.

In the opinion of the Companies’ management, as was expressed in the statement of defense filed with the court on July 9, 2000, the claimant has no right to file a claim in Israel, which is in light of the Anti-Trust Laws in Israel. In addition, the period of time on which the claim relies exceeds, at least partially, what is prescribed by law, due to the fact that the claimant did not properly prove the legitimacy of its rights claimed in the works and that the amount of the claim appears to be apparently groundless and exaggerated.

At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, the Tele Event case, which the Court believes will have material implication on all or part of this dispute. The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel.

In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

According to the opinion of the Company’s management, based on the opinion of its legal counsels it is impossible, at this stage, to estimate the chances of the claim. Therefore no provision was recorded in respect of the aforesaid claim in the Company’s financial statements. In addition, in the opinion of the Company’s management based on the opinion of its legal counsel and despite the ruling in the matter of Tele Event, the Company has additional solid and well founded defense arguments.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

b)

In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed a lawsuit in the District Court of Tel Aviv-Jaffa against the Company and the other Cable Companies for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot since such broadcasts were made without Eshkolot’s consent and without payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable companies will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to oblige the Cable Companies to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable companies that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot.

Further, the Court was requested to give a temporary injunction to prohibit the Cable Companies from broadcasting performances employing performers’ rights held by Eshkolot, unless an advance express written authorization from Eshkolot is received, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the Cable Companies.

On May 13, 2004, the court approved the parties’ notice of arbitration and the case was forwarded to arbitration with instructions to strike the lawsuit with no order for expenses.

The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on June 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004. In the statement of defense, the Cable Companies refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes – the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market, in order to impose unreasonable prices on its consumers.

On January 30, 2005 Eshkolot requested the Cable Companies to pay an interim payment in the amount of NIS 11.5 million for the years 2003 – 2005 (in addition to the payment in the amount of NIS 3.5 million). On February 15, 2005 the Cable companies replied Eshkolot and declined the said request. On February 25, 2005 the parties submitted a request to delay the arbitration proceedings including, inter alia, the decision regarding the said request, in order to enable them to conduct negotiations. The negotiations between the parties have not yet been concluded.

According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the proceedings, it is impossible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

c)

The license agreement between the Cable Companies and the Israel Records and Cassette Federation (the “Record Federation”) (the “Agreement”) terminated in the end of 2002. Upon the termination of the Agreement, the parties negotiated in order to renew or extend the Agreement for an additional period. Under these negotiations, the parties agreed, inter alia, that as an interim arrangement, the Cable Companies shall pay the Records Federation for the year 2003 75% of the amount which was paid to the Federation in the year 2002. This amount was to be paid until the execution of a new agreement between the parties. It was further agreed that the Cable Companies shall be granted a license to broadcast the repertoire of the Record Federation until the execution of a new agreement.

In 2004, the parties conducted mediation proceedings in an effort to reach a new agreement, hence such agreement was not reached.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On December 13, 2004, the Records Federation informed the Cable Companies that since an agreement was not yet executed, it regards the usage of its repertoire as a violation of its rights and hence announced that it contemplates to pursue legal actions in order to avoid such alleged violation and receive a monetary compensation.

On December 27, 2004, the Records Federation sent a letter demanding from the Cable Companies a payment of NIS 24 million (plus VAT) (for the years 2003–2005). The relative part of the company is NIS 6.2 million (plus VAT).

On January 23, 2005, the Cable Companies sent a response to the abovementioned demand. The Cable Companies stated that the demand is unreasonable. Without derogating from any allegation or right, the Cable Companies proposed to pay the Record Federation the entire amount that was paid in 2002 until a ruling is rendered in respect of the amount of the royalties to be paid. On January 30, 2005, the Records Federation dismissed the above payment proposal.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is very likely that the Records Federation shall take legal or quasi legal proceeding against the Cable Companies in the coming few months. However, since a lawsuit has not yet been filed, it is impossible, at this stage, to estimate the prospects of the abovementioned payment demand (see also Note 24(e)).

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

d)

The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5 million. The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

e)

In light of disagreement with the Tax Authorities, the Company and its subsidiary, Matav Haifa, received in 2002 and 2004, tax orders for tax years 1997 – 2001. Under these orders, the Company and Matav Haifa are required to pay an additional aggregate amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward losses for the years 2000–2001 by NIS 96 million. The Company and Matav Haifa disagree with the aforementioned Tax orders. Management’s opinion, based on the opinion of its tax advisers, is that the Company has well founded arguments against all the claims included in these tax orders and therefore the Company intends to appeal against these tax orders.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

In light of previously non-concluded discussions and unwritten understandings with the Tax Authorities, the Company recorded in the financial statements as of December 31, 2004, a provision of approximately NIS 6.5 million with respect to the aforementioned tax orders.

			f)	In May 2004, a subsidiary of the company, Matav Investments, received assessments for tax years 1998–2001 and a tax order for 2002.

The tax order for 2002 included a requirement to pay a tax amount of NIS 114 million (due to a dispute with the tax authorities – see also Note 11b(1)) which was fully provided for in the financial statement.

In addition, with respect to a 2002 tax order a deficit penalty was imposed on the Company in the amount of NIS 18 million (including interest and CPI linkage), which was delayed until the date of approval of the financial statements. See also Note 24e.

According to the opinion of the Company’s management, based on the opinion of its tax advisers, the Company has well founded arguments against the assessments and the mentioned penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim and the assessments for tax years 1998–2001.

	3.	Hot Vision’s contingent liabilities:

In July – September 1999, Tevel and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. International Television Distribution (“Warner”) to purchase contents (the “Agreements”). The contents were broadcast, inter alia, in channels “HOT 3” and “HOT Movies”, which are produced by Hot Vision for the Cable Companies, and for the for pay channels- “HOT Drama”, “Hot Action”, “Hot Fun” and “Cinema Prime”, which are produced by Avdar Silver Industries Ltd. (“Avdar”) for the Cable Companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered between Avdar and the Cable Companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

1)

On November 27, 2002, Warner filed a lawsuit against Tevel in the District Court in California seeking, inter alia, a monetary compensation of $17 million (“Warner Lawsuit”). Warner contends that the agreement between Warner and Tevel dated July 13, 1999, pursuant to which Tevel acquired from Warner the rights to broadcast films, was breached and consequently terminated by Warner.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

Following the Warner Lawsuit and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv (the “Court”) a motion to instruct Warner, inter alia, to take any measure necessary to discontinue the Warner Lawsuit (in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the Court and based on the proof of debt submitted by Warner to the trustee under the same cause of action (“the Trustee’s Motion”)).

On February 10, 2003, the Court rendered its ruling in favor of the Trustee’s motion and dismissed Warner’s position (although a “Blocking Order” as this term is defined in the Civil Procedure Regulations 1984, was not granted). The Court determined, inter alia, that Warner instituted unlawful proceeding in the United States under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered its decision of Warner’s proof of debt, according to which, it rejected the majority of the said proof. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision relating to the matter of the proof of debt.

On October 21, 2003, the Supreme Court dismissed Warner’s appeal with respect to the Court’s ruling dated February 10, 2003, subject to the rights of Warner and the Trustee to raise arguments as to the issue of the applicable law with respect to the proceeding of the proof of debt within Warner’s appeal on the trustee’s decision. In addition, the Court instructed Warner to file an amended appeal in order to include the argument with respect to the applicable law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which proved the debt for Warner in the amount of $182 thousand only) and proved Warner a debt in the aggregate of $17 million and alternatively $12 million.

On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court, instructed that the trustee shall take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the Trustee and on January 17, 2005 a reply on behalf of the Official Receiver was filed.

On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that it is in the opinion that the prospects of Warner’s appeal to prevail are remote, however, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall hold up an amount of $4 million, which is necessary for dividend distribution to Warner, if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of NIS 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal.

The hearing of the appeal in the Supreme Court is scheduled to September 19, 2005.

In the opinion of Tevel’s management, based on the opinion of its legal advisors, the prospects of Warner’s appeal on the ruling of the district court, are remote.

2)

On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held in March 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and in February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately $25 million. Golden channels requested compensation in the amount of approximately $3.8 million.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On September 29, 2004, the district court in Los Angeles, California, ruled in favour of Warner. The district court awarded Warner damages in the amount of approximately $19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The Court originally entered judgment for Warner in the amount of $19 million. It subsequently granted Golden’s motion to amend the judgment to deduct $0.6 million in tax certificate damages, and Warner’s motion to add $0.65 million in prejudgment interest. Following amendment, the judgment awarded Warner damages of $19.4 million, $0.2 million in costs, and $2.3 million in attorney’s fees and other costs, for a total judgment amount of $21.7 million (the “Final Amended Judgment”).

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005 Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and the Company) and Hot Vision (see below), the Company is required to indemnify Golden Channels (through Hot Vision) for approximately 26.5% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting at the maximum to approximately $5.755 million.

In light of the abovementioned and taking into consideration the additional interest and legal costs that may be incurred by Golden channels, the financial statements of Hot Vision as of December 31, 2004, include a provision of NIS 92.8 million (see below).

	3)	On or about the filing date of the lawsuits detailed in sections 1 and 2 above, Warner forfeited letters of credit it was granted by Golden Channels and Tevel in the amount of $5 million each.

Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision’s board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken, subject to indemnification by its shareholders to cover these amounts.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On June 30, 2003, Hot Vision and the Cable Companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to the major studios and expenses associated with the management of the above legal procedures (the “Indemnification Agreement”). According to the Indemnification Agreement, the Cable Companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the Cable Companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios - regarding content which was provided to channels “HOT 3” and “HOT Movies”. As for the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”), it was agreed that the amounts shall be paid directly to Tevel.

According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the legal proceedings. The Indemnification Agreement stipulates, inter alia, that each of the Cable Companies shall pay Hot Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel and/or Golden Channels with respect to their debt to the major studios and expenses associated with the management of the legal procedures in connection to “Hot Movies” and/or “HOT 3”.

The indemnification does not include amounts that are payable by the Cable Companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels “HOT 3” and “HOT Movies” and to the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”).

The indemnification Agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the Indemnification Agreement.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

In light of the abovementioned, the Company included in the financial statements as of December 31, 2004 its relative share in the provision recorded by Hot Vision in the amount of NIS 24.7 million (including additional amounts as mentioned above).

		4.	There is no mechanism of the Cable Companies to charge the partnership for usage and maintenance fees of the network. See Note 1(a)(4).

	c.	Guarantees and charges:

1.

In order to secure its liabilities to banks and holders of debentures, the Company placed a first ranking floating charge on its assets and rights in favor of the banks and the debenture holders. The total secured liabilities at December 31, 2004 amounted to approximately NIS 634 million.

2.

Under some credit facility agreements of Partner, its principal shareholders were required to pledge, in favor of the participating banks in the aforesaid agreements, a part of their shares in Partner.

The Company, as one of Partner’s principal shareholders, registered a pledge, unlimited in amount, on its shares in Partner (5.25%) and all the rights attached thereto as security for the balance of Partner’s bank loans.

See Note 24(a) with respect to the removal of the pledge (as described above) as a result of the buy back transaction of Partner shares subsequent to the balance sheet.

3.

In order to ensure compliance with the obligations pursuant to the Licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications the following guarantees have been provided:

—

Bank guarantees by the three Cable Companies in the aggregate amount of $14 million to the Ministry of Communications pursuant to Hot Telecom Infrastructure License, of which the Company provided a bank guarantee in the amount of NIS 16.3 million (valid until December 2025 (see note 1(a)(8))).

			—	A guarantee of NIS 9.3 million to the Council pursuant to the Broadcast Licenses (valid until April 2005).

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

Each of the Minister and the Council has the authority to exercise the applicable guarantees in the event that the Company or HOT Telecom, as the case may be, do not fulfill their obligations, and to cover any damage, loss or cost that the Council, the Minister, or the government may incur as a result of any breach of the Company’s obligations under the licenses, and to ensure all payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister. The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

4.

The Company provided Hot Vision with unlimited guarantees on amounts due to a bank at a rate of approximately 25% of the total bank debt. In accordance with the resolution of Hot Vision’s board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the amount of $35 million. Any excess amount shall be approved in writing by the Company’s board of directors. This resolution was forwarded to the bank that provides the credit. As of December 31, 2004, the Company’s share in those guarantees amounted to $4.6 million.

In addition, the Company is a guarantor to another bank to secure Hot Vision’s liabilities in the amount, which varies between $4.4 – $7 million (the Company’s share).

	5.	The Company recorded a charge on equipment purchased from a supplier to secure its liabilities toward the supplier in a total amount of NIS 0.6 million.

	6.	The Company guarantees an amount of $200 thousand to Barak (non-marketable equitable securities).

7.

The Company provided a bank guarantee of NIS 16.5 million to the Controller, which is valid through December 2007, to ensure compliance with the terms of the approval of the Controller to the merger. In the event that the Controller decides, in his discretion, that there has been a breach of the terms of the approval, he may fully exercise the guarantee. (see Note 1(a)(4)).

	8.	The Company provided a bank guarantee in the amount of NIS 4.7 million to secure the payments of the affiliate partnership Hot Telecom to Lucent (see Note 5(b)(4)(c)).

9.

The Company and Tevel guarantee jointly and severally in a total aggregate amount of $4.5 million to secure the payments of Hot Telecom to Cisco. The Cable Companies signed an indemnification agreement in respect of the mentioned guarantee.

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NOTES TO FINANCIAL STATEMENTS

NOTE 15: –	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

d.

In 2000, the Company was granted a call option for the purchase of 50% of the shares in the company which produces the Hop channel Hop Ltd. (“Hop”) from its shareholders in consideration for $50 thousand. Due to the terms of the Controller’s approval to the merger of the Cable Companies, the Company was required to transfer the option to the full and exclusive ownership of a third party so that the Company does not have any interest in Hop. In the context of the agreement with the third party, it was determined that, in consideration for the transfer of the rights in the option to a third party, the third party shall pay the Company an amount equivalent to 95% of the amount actually received upon the exercise of the option and the actual purchase of ownership in 50% of the shares in Hop. In August 2003, the third party entered into an agreement with United King (1999) Ltd. (“United King”) for the sale of the option in consideration for the total amount of approximately $1.8 million. The Company’s share amounts to approximately $1.7 million.

As of December 31, 2004, the Company did not recognize as income the expected gain, which amounts to $1.1 million, net of tax effect, from the sale of the option, since the material conditions, as stipulated in the sale agreement, were not fulfilled. The Company notes that a legal proceeding in this respect is currently pending in the Tel- Aviv - Jaffa District Court.

NOTE 16: –	SHAREHOLDERS’ EQUITY

	a.	Share capital:

		1.	Composition of share capital:

	December 31, 2003		December 31, 2004

	Authorized	Issued and outstanding	Authorized	Issued and outstanding

	Number of shares

Ordinary shares 1 NIS par value each	100,000,000	30,203,918	100,000,000	30,220,477

	2.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADS are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value.

b.	Option plan for senior employees:

1.

On January 30, 2001, the Company’s Board of Directors approved an option plan for the Company’s senior employees (“the 2001 Plan”). Under the 2001 plan, senior employees are to be allotted, without consideration, up to 864,000 options to purchase 864,000 Ordinary shares of NIS 1 par value of the company.

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NOTES TO FINANCIAL STATEMENTS

NOTE 16: –	SHAREHOLDERS’ EQUITY (Cont.)

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but instead the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise.

Under the plan, options become exercisable from the following dates: 1/3 of the options  – 12 months after the decision was taken to make the allotment; 1/3 of the options – 24 months after the allotment; and, 1/3 of the options – 36 months after the allotment. These options are exercisable (in whole or in part) for a period of 24 months from the end each of the above periods (the “exercise period”).

Options not exercised will expire after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company’s Ordinary shares on the date of the decision of the Board of Directors) (NIS 52 as of December 31, 2004).

The Ordinary shares under the 2001 plan were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is considered as taxable income.

On August 28, 2001, the Company’s Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company’s Ordinary shares on August 15, 2001) (NIS 41 as of December 31, 2004) and the earliest date on which the first portion of the options may be exercised was postponed for three months from the original date.

As of December 31, 2004, under the 2001 Plan, 770,500 options were issued to 45 employees, out of which 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired. See also 2 below.

2.

In November and December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees (“the 2003 Plan”), according to which such employees will be granted a total of 770,500 options that are exercisable into 770,500 Ordinary shares of NIS 1 par value of the Company (including 85,000 options granted to an interested party).

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but instead the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise.

The options become exercisable from the following dates: 1/3 of the options –  January 31, 2004; 1/3 of the options – January 31, 2005; and 1/3 of the options – January 31, 2006 (the “vesting period”). The options are exercisable for a period of 36 months from the end of each of the above periods (the “exercise period”).

- F–74 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16: –	SHAREHOLDERS’ EQUITY (Cont.)

Any option that is not exercised during the exercise period expires. In the first tranche, the exercise price of the options is NIS 26.816 per share (on the basis of 85% of the average price of the Company’s share during 30 trading days on the Tel Aviv Stock Exchange before the date of the Board’s decision – November 17, 2003). In the second and third tranches, the exercise price of the options is determined as 90% of the average price of the Company’s share during 30 trading days on the Tel Aviv Stock Exchange before the end of vesting period of each of the tranches. Accordingly, the exercise price of the second tranche of the options is NIS 30.43 per share.

According to the 2003 plan, options may be issued provided that the employee waives his rights to options, which matured in the first and second tranches of the 2001 plan and that the Company’s Board of Directors approved the cancellation of the third tranche of the 2001 Plan, subject to the employees’ agreement (see 1 above).

The issuance of options is managed under the principles which were determined for that purpose in section 102 of the Income Tax Ordinance which stipulate, inter-alia, that the Company shall not be able to claim as a tax deduction the amounts credited to senior employees as benefit (in respect of sale of the issued shares at a price in excess of the exercise price), if that benefit is subject to capital gains tax in a reduced tax rate and will be able to claim as a tax deduction the amounts credited, as mentioned if that benefit is considered as regular taxable income.

On November 29, 2004, a special meeting of the Company’s shareholders approved the grant of 302,205 additional stock options under the 2003 plan at no consideration to the chairman of the Company’s board of directors. The exercise price of the options is NIS 38 per share.

As of December 31, 2004, under the 2003 plan, all 1,072,205 options were issued to 46 employees, out of which 36,483 options were exercised and 11,000 options were forfeited.

- F–75 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME

	a.	Tax laws applicable to the companies:

The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

	b.	Tax rates applicable to the income of the Group companies:

Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In July 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was approved by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%. The effect of the aforementioned change in tax rate on the results of operations in 2004 amounted to NIS 868 thousand.

	c.	Deferred income taxes:

The composition of the deferred tax assets and liabilities, related valuation allowance and the changes therein during the reported years and the related valuation allowance as of December 31, 2004 and 2003, are as follows:

	Consolidated

	Temporary differences related to investment in affiliate	Provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	Carryforward tax losses	Valuation allowance	Total

	Adjusted NIS in thousands

Balance at January 1, 2003	–	1,656	153,360	(155,016)	–

Change during 2003 – recorded in net loss	(15,630)	712	36,685	(37,397)	(15,630)

Balance at December 31, 2003	(15,630)	2,368	190,045	(192,413)	(15,630)

	Reported NIS in thousands

Balance at January 1, 2004	(15,630)	2,368	190,045	(192,413)	(15,630)

Adjustment due to tax rate change	868	(171)	(34,935)	35,106	868

Change during 2004 – recorded in net loss	(9,219)	356	24,759	(25,115)	(9,219)

Balance at December 31, 2004	(23,981)	2,553	179,869	(182,422)	(23,981)

- F–76 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME (Cont.)

	The Company

	Temporary differences of investment in affiliate company	Provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	Carryforward tax losses	Valuation allowance	Total

	Adjusted NIS in thousands

Balance at January 1, 2003	–	1,249	122,585	(123,834)	–

Change during 2003 – recorded in net loss	(15,630)	242	36,175	(36,417)	(15,630)

Balance at December 31, 2003	(15,630)	1,491	158,760	(160,251)	(15,630)

	Reported NIS in thousands

Balance at January 1, 2004	(15,630)	1,491	158,760	(160,251)	(15,630)

Adjustment due to tax rate change	868	(77)	(30,792)	30,869	868
Change during 2004 – recorded in net loss	(9,219)	209	30,326	(30,535)	(9,219)

Balance at December 31, 2004	(23,981)	1,623	158,294	(159,917)	(23,981)

Deferred taxes are calculated using a 34% tax rate.

d.	Taxes on income included in the statements of operations:

	1.	Composition:

	Consolidated

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

	Adjusted		Reported

Current	108,851	41,799	–
Deferred taxes	–	(6,303)	–
For previous years	–	–	7,281

	108,851	35,576	7,281

	The Company

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

	Adjusted		Reported

Current	108,851	41,799	–
Deferred taxes	–	(6,303)	–
For previous years	–	–	4,516

	108,851	35,496	4,516

Current taxes are computed at the tax rate of 35% (previous years – 36%).

- F–77 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME (Cont.)

2.

Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group’s income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Consolidated

	Year ended December 31,

	2002		2003	2004

	NIS in thousands

	Adjusted			Reported

Income (loss) before taxes on income, as reported in the statement of operations	131,765		(10,781)	(90,004)

Theoretical tax rate	36%		36%	35%

Theoretical tax expenses (benefit)	47,435		(3,881)	(31,501)

Increase (decrease) in taxes resulting from:

Non-deductible expenses	4,115		1,980	6,386
Tax losses for which deferred taxes were not provided	55,424	*)	36,685 *)	24,759
Temporary differences for which deferred taxes were not provided	(242	)*)	712 *)	356
Difference in definition of capital and assets for tax purposes	2,059		–	–
Taxes in respect of prior years	–		80	7,281

	108,851		35,576	7,281

	The Company

	Year ended December 31,

	2002		2003		2004

	NIS in thousands

	Adjusted				Reported

Income (loss) before taxes on income, as reported in the statement of operations	185,248		(6,369)		(105,163)

Theoretical tax rate	36%		36%		35%

Theoretical tax expenses (benefit)	66,689		(2,293)		(36,807)

Increase (decrease) in taxes resulting from:

Non-deductible expenses	3,639		1,372		6,272
Tax losses for which deferred taxes were not provided	38,723	*)	33,805	*)	23,407
Taxes in respect of equity earnings of partnership	–		2,370	*)	6,919
Temporary differences for which deferred taxes were not provided	(200	)*)	242	*)	209
Taxes in respect of prior years	–		–		4,516

	108,851		35,496		4,516

*) Reclassified.

- F–78 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	TAXES ON INCOME (Cont.)

	e.	Carryforward tax losses:

At December 31, 2004 and 2003, the Group had carryforward tax losses (include capital losses) of adjusted NIS 600 million and NIS 527 million, respectively. As of December 31, 2004 and 2003, the Company had carryforward of tax losses (including capital losses) of adjusted NIS 528 million and NIS 441 million, respectively. The amounts of carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely. The amounts of carryforward tax losses is subject to adjustments depending on the results of the dispute with the tax authorities (Note 11b(1)) and the tax assessments and orders received (Note 15b(e) and 15b(f)).

	f.	Tax assessments:

The Company has received final assessments through 1996, and the other Group companies have received final assessments and orders through 1997.

Regarding tax assessments which were received by the Company and its subsidiaries for years 1997 - 2002 (see Note 15b(e) and 15b(f)).

- F–79 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: –	LINKAGE TERMS OF MONETARY ITEMS

	Consolidated

	December 31, 2003				December 31, 2004

	In or linked to foreign currency *)	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency *)	Linked to the Israeli CPI	Unlinked	Total

	NIS in thousands

	Adjusted				Reported

Assets:

Cash and cash equivalents	80	–	37,868	37,948	70	20,095	4,085	24,250
Short-term deposit	–	–	–	–	–	–	50	50
Trade receivables	–	–	83,151	83,151	2,060	–	73,398	75,458

Other accounts receivable	–	–	8,592	8,592	320	–	12,210	12,530
Loan, long-term debt and capital note to affiliates	–	–	13,623	13,623	–	–	25,900	25,900
Other receivables	–	–	885	885	–	–	601	601

	80	–	144,119	144,199	2,450	20,095	116,244	138,789

Liabilities:

Short-term credit	19,005	163	370,562	389,730	20,115	–	416,914	437,029
Trade payables	7,331	–	87,368	94,699	28,362	–	75,920	104,282
Affiliate – current accounts	–	–	17,690	17,690			18,112	18,112
Other accounts payable	–	83,418	54,930	138,348	27,936	94,758	52,531	175,225
Loans from banks and other (including current maturities)	25,214	147,862	–	173,076	2,346	125,937	1,484	129,767
Debentures (including current maturities)	–	99,846	–	99,846	–	67,206	–	67,206
Customers’ deposits for converters, net of accumulated amortization	–	25,675	–	25,675	–	20,279	–	20,279

	51,550	356,964	530,550	939,064	78,759	308,180	564,961	951,900

*) Mainly in U.S. dollar.

- F–80 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: –	LINKAGE TERMS OF MONETARY ITEMS (Cont.)

	The Company

	December 31, 2003							December 31, 2004

	In or linked to foreign currency**)	Linked to the Israeli CPI		Unlinked		Total		In or linked to foreign currency**)	Linked to the Israeli CPI	Unlinked		Total

	NIS in thousands

	Adjusted							Reported

Assets:

Cash and cash equivalents	80	–		35,799		35,879		70	20,095	1,437		21,602
Trade receivables	–	–		45,400		45,400		–	–	37,398		37,398
Other accounts receivable	–	359,562	*)	7,009		366,571	*)	320	352,600	5,518		358,438
Loan, long-term debt and capital note to affiliates	–	–		13,623		13,623		–	–	25,900		25,900
Other receivables	–	–		885		885		–	–	601		601

	80	359,562	*)	102,716		462,358		390	372,695	70,854		443,939

Liabilities:

Short-term credit	–	–		349,223		349,223		1,245	–	395,437		396,682
Trade payables	7,331	–		56,286		63,617		22,490	–	52,427		74,917
Affiliate – current accounts	–	–		15,988		15,988		–	–	18,619		18,619
Other accounts payable	–	43,418		81,560		124,978		26,771	92,043	38,965		157,779
Loans from banks and other (including current maturities)	25,214	147,862		–		173,076		2,346	125,937	1,484		129,767
Debentures (including current maturities)	–	101,103		–		101,103		–	68,010	–		68,010
Customers’ deposits for converters, net of accumulated amortization	–	18,882		–		18,882		–	14,901	–		14,901
Capital notes to subsidiaries	–	–		3,601	*)	3,601	*)	–	–	3,351	*)	3,351	*)

	32,545	311,265		506,658		850,468		52,852	300,891	510,283		864,026

*)	Reclassified.

**)	Mainly in U.S. dollar.

- F–81 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: –	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS

a.	Other operating expenses:

		Consolidated				The Company

		Year ended December 31,				Year ended December 31,

		2002	2003		2004	2002	2003		2004

		NIS in thousands

		Adjusted			Reported	Adjusted			Reported

	Payroll and related expenses	31,763	32,131		34,550	19,203	18,840		18,894
	Royalties and other payments to the Government	20,631	24,242		22,879	14,450	15,925		14,659
	Royalties in respect of films and programs – paid to Hot Vision	61,763	53,994		51,647	44,981	38,129		37,759
	Costs in respect of programs and other services provided	181,172	141,500	*)	157,104	121,885	98,957		107,987
	Subscribers’ maintenance	17,619	22,845		27,589	11,590	14,380		19,369

	Other	32,493	31,453	*)	33,817	17,808	20,974		24,964

		345,441	306,165		327,586	229,917	207,205		223,632

b.	Selling, marketing, general and administrative expenses:

	Selling and marketing:

	Payroll and related expenses	15,832	15,539		19,121	11,191	10,446		9,631
	Advertising	10,218	14,698		32,791	8,952	8,457		19,444
	Sales promotion	14,593	13,717		11,764	8,981	7,975		5,913

		40,643	43,954		63,676	29,124	26,878		34,988

	General and administrative:

	Payroll and related expenses	20,777	16,596		19,309	10,735	12,718		13,792
	Office rent and maintenance	9,687	7,894		9,635	7,687	4,692		5,318
	Professional fees	4,600	5,445	*)	6,418	3,100	5,445	*)	6,235
	Legal fees	2,383	1,547		2,144	2,383	1,182		1,539
	Amortization of intangible asset	1,420	894		–	–	–		–
	Doubtful accounts and bad debts*)	2,065	5,300		1,928	1,452	3,590		1,256
	Other	5,205	4,983	*)	5,957	4,542	661	*)	2,200

		46,137	42,659		45,391	29,899	28,288		30,340

		86,780	86,613		109,067	59,023	55,166		65,328

	*) The changes in allowance for doubtful accounts are composed as follows:
	Balance at beginning of year	4,575	3,887		3,250	3,633	2,898		2,495
	Write-off of bad debt	(2,753)	(5,937)		(1,940)	(2,187)	(3,993)		(1,205)
	Increase during the year	2,065	5,300		1,928	1,452	3,590		1,256

	Balance at end of year	3,887	3,250		3,238	2,898	2,495		2,546

*)	Reclassified.

- F–82 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: –	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

	c.	Financial expenses (income), net:

	Consolidated			The Company

	Year ended December 31,			Year ended December 31,

	(* 2002	(* 2003	2004	(* 2002	(* 2003	2004

	NIS in thousands

	Adjusted		Reported	Adjusted		Reported

In respect of debentures and long-term loans	25,032	11,214	15,068	24,092	11,214	15,068

In respect of short-term credit	10,328	51,637	22,251	10,771	49,272	20,062
Banks and credit card companies commissions	6,595	7,473	7,394	4,732	5,296	5,609
Other, net	6,134	13,634	5,620	4,530	13,605	5,222

	48,089	83,958	50,333	44,125	79,387	45,961

	*)	In 2002 and 2003, includes purchasing power gain or loss in respect of monetary items.

d.	Other income (expenses), net:

Gain (losses) from:
Gain from sale of shares of affiliate	295,933	96,662	–	302,418	97,876	–
Write-off of investment in other company	(8,962)	–	(16,241)	(8,830)	–	(16,241)
Gain (loss) from sale, net of write-off of property, plant and equipment	(44)	(9,956)*)	51	(92)	(7,638)	168
Provision for claims and settlement of claims (see Note 15(b)(3))	(235)	–	(24,292)	(235)	–	(24,751)
Merger expenses related to the Cable Companies	(2,801)	(4,487)	(812)	(2,801)	(4,487)	(812)
Adjustments of amortization of deposits for converters and other	(5,356)	(4,001)	–	(3,434)	(2,803)	–
Retroactive refund of royalties	–	4,151	–	–	4,151	–
Other	–	(1,373)	(1,386)	(452)	(2,158)	(340)

	278,535	80,996	(42,680)	286,574	84,941	(41,976)

*)	Reclassified.

- F–83 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20: –	NET EARNING (LOSS) PER SHARE

Number of shares and income (loss) used in the calculation of income (loss) per ordinary share:

Year ended December 31,

2002			2003			2004

Net income			Loss			Loss
	Weighted			Weighted			Weighted
Adjusted NIS in thousands	average amount of shares		Adjusted NIS in thousands	average amount of shares		Reported NIS in thousands	average amount of shares

33,824	28,860	*)	(5,450)	29,347	*)	(82,984)	29,360

	*)	Subsequent to deduction of the shares held by a subsidiary.

NOTE 21: –	BUSINESS SEGMENTS

	a.	The group companies operate in two principal business segments: cable television and Internet.

	b.	All income and expenses are attributed directly to business segments. No material transactions among the segments were carried out.

c.

Since a fee mechanism for the usage of the cable infrastructures and other services and facilities by the internet segment has not been determined yet, the Company does not charge Matav Infrastructure for these services. Accordingly, the results of the internet segment do not include any expenses for this usage and services and the depreciation of the cable infrastructure is fully recorded as part of the cable television segment results. The results of the internet segment include direct expenses only.

d.

Segment’s assets include all operating assets used in the segment and mainly consist of trade receivables and property, plant and equipment. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are used by both segments, are allocated between the segments on a reasonable basis.

e.

The liabilities of a segment include all operating liabilities deriving from its operating activities and consist mainly of trade payables and other accounts payable. Assets and liabilities of the segment do not include income tax assets and liabilities.

- F–84 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2004

	Internet	Cable Television	Total consolidated

	Reported NIS in thousands

Sales to external customers	65,659	518,905	584,564

Total revenues	65,659	518,905	584,564

Segments results (operating income (loss))	28,457	(25,448)	3,009

Financial expenses, net			(50,333)
Other income, net			(42,680)
Taxes on income			7,281

Income (loss) after taxes on income			(97,285)
Equity in earnings of affiliates			14,301

Loss			(82,984)

Other information

Segment assets	112,863	839,401	952,264
Unallocated assets			126,618

Total consolidated assets			1,078,882

Segment liabilities	17,445	210,916	228,361
Unallocated liabilities			752,740

Total consolidated liabilities			981,101

Capital expenditure	8,165	87,263	95,428

Depreciation and amortization	6,871	138,412	145,283

- F–85 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003

	Internet	Cable Television		Total consolidated

	Adjusted NIS in thousands

Sales to external customers	34,403	511,077		545,480

Total revenues	34,403	511,077		545,480

Segment results (operating (loss) income)	10,436	(18,255)		(7,819)

Financial expenses, net				(83,958)
Other income, net				80,996
Taxes on income				(35,576)

Income (loss) after taxes on income				(46,357)
Equity in earnings (losses) of affiliates				40,907

Loss				(5,450)

Other information

Segment assets	78,090	940,663	*)	1,018,753 *)
Unallocated assets				123,799 *)

Total consolidated assets				1,142,552

Segment liabilities	15,963	184,141		200,104
Unallocated liabilities				761,700

Total consolidated liabilities				961,804

Capital expenditure	38,131	17,524		55,655

Depreciation and amortization	6,792	153,729		160,521

*)	Reclassified

- F–86 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2002

	Internet	Cable Television		Total consolidated

	Adjusted NIS in thousands

Sales to external customers	9,124	486,412		495,536

Total revenues	9,124	486,412		495,536

Segment results (operating (loss))	(7,724)	(90,957)		(98,681)

Financial expenses, net				(48,089)
Other income, net				278,535
Taxes on income				(108,851)

Income after taxes on income				22,914
Equity in earnings of affiliates				10,910

Net income				33,824

Other information

Segment assets	39,297	1,042,360	*)	1,081,657 *)
Unallocated assets				50,969 *)

Total consolidated assets				1,132,626

Segment liabilities	10,369	145,761		156,130
Unallocated liabilities				829,424

Total consolidated liabilities				985,554

Capital expenditure	36,073	80,768		116,841

Depreciation and amortization	5,893	156,103		161,996

*)	Reclassified

- F–87 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	TRANSACTIONS WITH INTERESTED PARTIES

			Consolidated and the Company

			Year ended December 31,

			2002	2003	2004

			NIS in thousands

			Adjusted		Reported

a.	Salaries and profit sharing grant:

	1.	To unemployed directors:

		Payments	194	142	142
		Number of recipients	3	3	5

	2.	Employed interested parties:

		Cost of salaries (1)	1,251	1,116	2,481
		Number of recipients	1	1	2

b.	Expenses:

	Rental and services to shareholders affiliate		286	244	255
	Payment to supplier (infrastructure and maintenance)		15,127	13,936	10,095
	Operating commissions		2,902	–	–
	Professional services		295	2,728	87

(1)	For the year ended December 31, 2004, includes an amount of NIS 1,300 thousand in respect of a termination charge.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23: –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts to hedge itself against the risk of the possible fluctuation of the change in the dollar/NIS exchange rate, attributable to future dollar cash outflows.

As of December 31, 2004, the Company had call options to buy $24 million in consideration for NIS 108 million. The options, which are due to expire on December 12, 2005, are presented in the financial statements at market value (see c below). As of December 31, 2003, the Company had call options to buy $24 million and put options to sell $24 million in consideration for NIS amounts.

Those hedges were not designated as hedge transactions for accounting purposes; hence all changes in fair value were recorded in 2004, 2003 and 2002 as financial expenses in the amount of NIS 3,800 thousand, NIS 11,218 thousand and NIS 365 thousand, respectively.

	b.	Concentrations of credit risks:

At December 31, 2004 and 2003, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

The Group’s revenues are derived from a large number of customers in the licensed areas. Consequently, the exposure to concentration of credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

	c.	Fair value of financial instruments:

The fair value of the financial instruments included in working capital of the Group and of loans from banks is usually equal to or approximates their carrying value.

The fair value of debentures as of December 31, 2004 and 2003 amounted to adjusted NIS 67 million and adjusted NIS 99 million, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2004 is a net asset of adjusted NIS 320 thousand.

As to the fair value of the investment in Partner – see Note 5(b)2.

- F–89 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS

a.

On April 20, 2005, the Company exercised its option to participate in the share buyback of Partner Communications Company Ltd. (“Partner”), together with Elbit Ltd., Eurocom Communications Limited and Polar Communications Limited. At the closing of the transaction, the Company sold to Partner 7,783,444 ordinary shares of Partner for a total consideration of approximately NIS 250 million. The above mentioned transaction was subsequent to the removal of the pledge on Partner shares as described in Note 15(c)2. The Company expects to recognize on this sale in its financial statements prepared under Israeli GAAP a capital gain (net of tax effect) of approximately NIS 115 million. Subsequent to the above sale, the Company holds 1,884,926 Ordinary shares of Partner (constituting approximately 1.2% of the share capital of Partner), almost all of which are still subject to transfer restrictions under Partner’s communications license (see Note 5b(2)(b)).

As a result of a decrease in the interest held in Partner, effective as of April 2005, the investment in Partner shall be accounted for in the Company’s financial statements, in accordance with generally accepted accounting principles in Israel, under the cost method.

b.

The Controller approved the merger between Bezeq - Israeli Telecommunications Corporation Ltd. (“Bezeq”) and Yes subject to various conditions. Such merger shall increase Bezeq’s holdings in Yes in excess of 50%. The Cable Companies, including the Company, filed an appeal on the Controller’s decision on March 14, 2005.

c.

On May 26, 2005, the Company announced that it is delaying the implementation of its previously announced plan, as mentioned in Note 1(a)11, to terminate its SEC registration, NASDAQ listing and its American Depository Receipt (ADR) program.

The board of directors of the Company will re-examine the timing of such termination in the next few months.

d.

On June 15, 2005, Barak, Clalcom Ltd (which holds approximately 44% of the share capital of Barak and which is a subsidiary of Clal Industries and Investments Ltd.), Clal Industries and Investments Ltd. (together: “Clal”), Dial-the Israeli Company for International Communications Ltd. (“Dial”), and Matav entered into a Non-Binding Term Sheet in order to set out the terms for a proposed restructuring of Barak’s capital and debt (the “Term-Sheet”), subject, inter alia, to the entry of Barak, certain holders of Senior Subordinated Discount Notes due 2007 of Barak (the “Existing Notes”) (the “Note Holders”), Clal and the current shareholders of Barak, into a definitive Restructuring Agreement. The Restructuring Agreement shall be effected through, amongst other, a plan under Section 350 of the Companies Law (the “Plan”).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS (Con.)

Pursuant to the Plan, Barak shall pay the Note Holders, upon the Plan becoming effective (the “Closing”) a cash sum (the “Cash Payment”) of US$32.35 million in exchange for the full and final compromise of: (a) US$57.4 million of the principal face value of the Existing Notes; (b) default interest on the interest coupon due on the outstanding Existing Notes on November 15, 2004 (the “November Coupon”), but excluding the November Coupon itself; and (c) all interest accrued on the outstanding Existing Notes including the interest coupon due on the outstanding Existing Notes on May 15, 2005 and all default interest thereon, but excluding (i) the November Coupon, and (ii) the interest due on the Residual Notes accruing from March 1, 2005 (The “Debt Compromise”).

Following the Debt Compromise, the principal amount of the Existing Notes shall be reduced to US$65 million (the “Residual Notes”). The Residual Notes shall bear interest at the rate of 10% per annum, accruing from March 1, 2005.

In addition, within 3 business days of the date of the Restructuring Agreement, Barak shall pay to the Note holders, US$7.65 million (being the November Coupon) out of its cash funds. The payment of the November Coupon shall be in addition to the payment of the Cash Payment.

The Cash Payment shall be funded by Clal in exchange for ordinary shares that will be issued to Clal by Barak, on terms to be agreed between Clal, Barak and the other current shareholders of Barak and subject to the prior approval by the Note Holders. Following Closing, Clal will own at least 95% of the share capital of Barak, subject to any participation by the current shareholders of Barak in the funding of the Cash Payment.

The Restructuring Agreement is subject to certain conditions and approvals which have not yet been met or received.

The company is entitled, no later than June 30, 2006, to participate in the funding of the Cash Payment, in the amount of US$6 million in accordance with its proportional holdings in Barak at that time. In the event that the company shall elect to participate in the funding of the Cash Payment, its holdings in Barak shall be increased to approximately 18.5%. If the Company shall elect not to participate in the funding of the Cash Payment, its holdings in Barak shall be reduced to approximately 1.39%.

In connection with the Company’s participation right, as described above, the company entered into an agreement with Clal according to which upon its decision to participate in the cash payment together with Clal, the company will be entitled to appoint one board member out of a total five board members in Barak and will be granted, among other preemptive rights, a Put option to sell all of its shares in Barak to Clal at certain conditions as detailed in the agreement. In addition, it has been agreed by the parties that Clal will be granted, among certain rights as defined in the agreement, a Call option at certain conditions as agreed upon, to purchase all of the company’s shares in Barak. According to the agreement the company had to inform Clal on its participation no later than June 30, 2005.

During June 28, 2005 the Company’s Board of Directors approved the Company’s participation in the funding of the Cash Payment, as described above..

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS (Con.)

	e.	Contingent liabilities:

1.

Further to Note 5b(4) above, during a preliminary hearing of the amended petition against Hot Telecom, submitted by Bezeq, which was held on April 14, 2005, and in accordance with the Court’s recommendation, Bezek withdrew the petition.

2.

Further to Note 15b(2)(c), in April 11, 2005 the Israeli Records and Cassettes Federation (the “Federation”) filed in the District Court of Haifa a claim against the Company and the other Cable Companies as well as a request for payment of temporary royalties. The Federation seeks to represent the Israeli record companies as well as foreign record companies that impressed musical compositions on records and compact disks, which the Cable Companies broadcast.

The Federation noted that it reserves the right to request a preliminary injunction. The Federation further noted its consent that the Court shall render a judgment in way of granting the operative legal ruling without furnishing any reasoning. In addition the Federation informed the Court of its consent to arbitration proceedings. The Court is further requested to instruct the Cable Companies to pay the Federation interim royalties until a judgment is rendered. The Federation presented two main models in respect of the calculation of the royalties as follows: (a) payment in the amount of 0.26% – 0.3% of the income of the Cable Companies (plus VAT); (b) payment of yearly royalties in a fixed sum per subscriber (plus VAT).

The Federation requested the Court to oblige the Cable Companies to pay permanent royalties in the sum of $2 per each subscriber that does not receive the audio channels or $5 per each subscriber that receives the audio channels.

The Cable Companies submitted the response to the request for payment of temporary royalties and the statements of defense on June 6, 2005.

In the response, the Cable Companies claimed, inter alia, that the request made by the Federation for the payment of temporary royalties was not timely and was not submitted in good faith. In addition the Cable Companies claimed that the amount of the request was extremely unreasonable and it should be an amount of up to US$200,000, which is the contractual amount that has already been paid to the Federation. The date of the hearing was set on July 6, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24: –	SUBSEQUENT EVENTS (Con.)

		3.	The class action described in Note 15b(1)(d):

On May 15, 2005, the Tel Aviv-Jaffa district court approved the request filed by the parties and rendered a judgment according to which the claim was stricken.

4.

Further to Note 15(b)2(f) above, during June 2005 Matav Investments signed an agreement with the tax authorities regarding the tax assessments for the years 1998-2001. The agreement does not have an effect on the financial statements.

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

	a.	The Company provides nominal historical data for income tax purposes only.

b.

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel, based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

	c.	Balance sheets – the Company:

	December 31,

	2003	2004

	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	35,879	21,602
Trade receivables	45,400	37,398
Other accounts receivable	19,431	15,321

	100,710	73,321

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	227,483	239,974
Investments in affiliates	72,365	111,072
Investment in non-marketable equity securities	16,536	–
Other receivables	885	601

	317,269	351,647

PROPERTY, PLANT AND EQUIPMENT:
Cost	1,090,654	1,134,888
Less – accumulated depreciation	536,694	620,800

	553,960	514,088

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	1,134	525

	973,073	940,581

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	December 31,

	2003	2004

	NIS in thousands

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	394,896	424,992
Current maturities of debentures	33,701	34,005
Trade payables	63,617	74,917
Jointly controlled entity – current account	15,988	18,619
Other accounts payable	139,027	183,167

	647,229	735,700

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	127,403	101,457
Debentures	67,402	34,005
Losses over investments in subsidiaries	12,393	16,759
Customers’ deposits for converters, net of accumulated amortization	18,882	14,901
Accrued severance pay, net	704	1,023

	226,784	168,145

SHAREHOLDERS’ EQUITY:
Share capital	30,204	30,220
Additional paid-in capital	295,439	295,439
Accumulated deficit	(226,583)	(288,923)

	99,060	36,736

	973,073	940,581

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	d.	Statements of operations – the Company:

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

Revenues	346,094	372,202	370,275

Operating expenses	323,537	304,573	312,627

Gross profit	22,557	67,629	57,648

Selling, marketing, general and administrative expenses:
Selling and marketing	29,159	27,236	34,988
General and administrative	29,934	28,664	30,340

	59,093	55,900	65,328

Operating income (loss)	(36,536)	11,729	(7,680)
Financial expenses, net	(70,832)	(71,181)	(40,787)
Other income (expenses), net	285,130	88,516	(42,201)

Income (loss) before taxes on income	177,762	29,064	(90,668)
Taxes on income	110,720	36,530	4,516

Income (loss) after taxes on income	67,042	(7,466)	(95,184)
Equity in earnings (losses) of affiliates and subsidiaries, net	(61,228)	62,734	32,844

Net income (loss) for the year	5,814	55,268	(62,340)

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	e.	Statements of changes in shareholders’ equity

	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Cost of Company shares held by subsidiary	Total

	NIS in thousands

Balance at January 1, 2002	30,204	318,727	(287,665)	(63,603)	(2,337)
Net income for the year	–	–	5,814	–	5,814
Sale of Company shares held by subsidiary	–	(377)	–	1,309	932

Balance at December 31, 2002	30,204	318,350	(281,851)	(62,294)	4,409
Net income for the year	–	–	55,268	–	55,268
Sale of Company shares held by subsidiary	–	(22,911)	–	62,294	39,383

Balance at December 31, 2003	30,204	295,439	(226,583)	–	99,060
Net loss for the year	–	–	(62,340)	–	(62,340)
Exercise of stock options by employees	16	–	–	–	16

Balance at December 31, 2004	30,220	295,439	(288,923)	–	36,736

- F–96 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). Israeli GAAP vary in certain respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”), as described below:

	a.	Effect of inflation:

As described in Note 2b, the Company, in accordance with the Israeli GAAP, comprehensively included the effects of price level changes in the accompanying financial statement until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued. Such Israeli accounting principles measured the effects of the price level changes in the inflationary Israeli economy and, as such, this is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As explained in Note 2b above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (thereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 for non-monetary items that originated before the transition date are based on their adjusted December 2003 shekel balance. U.S. GAAP does not generally provide for the adjustment of financial statements for the impact of inflation for entities which do not operate in an hyperinflationary economy. As permitted by the Untied States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the accompanying reconciliation of Israeli GAAP to U.S. GAAP.

	b.	Proportionate consolidation:

Under Israeli GAAP, a jointly controlled entity is included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation provided all of equity holders contractually participate in the operations of the joint venture. For the Company’s share in assets, liabilities, revenues, expenses and cash flows of the jointly controlled entity consolidated by the proportionate consolidation method, see Note 5(d).

	c.	Investment in Partner:

Under US GAAP, the investment in Partner’s shares is accounted for as an investment in available-for-sale marketable securities pursuant to Statement of Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”).

- F–97 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

Accordingly, the securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains on the sale of Partner shares are included in the consolidated statement of operations. When computing realized gain or loss, cost, determined on an average basis, is based upon the carrying amount of the investment in Partner’s shares, at the date on which the company ceased to account for such investment under the equity method under U.S. GAAP (April 2002), due to realization of a significant part of the investment in Partner shares and as a result loss of the ability to exercise significant influence over Partner. At that date, the carrying amount of the investment in Partner was nil.

Under Israeli GAAP, the investment in Partner’s shares is accounted for under the equity method, since the Company is considered to have the ability to exercise significant influence over the financial and operating policies of Partner.

In 2002, the Company realized 7.7% of Partner’s outstanding shares. Due to the difference between the carrying amount of the investment in Partner under Israeli GAAP to such amount under U.S. GAAP, the gain realized under U.S. GAAP (net of taxes) amounted to NIS 305,860 thousand, and exceeded the realized gain under Israeli GAAP by NIS 9,155 thousand (net of taxes).

On November 3, 2003, the Company realized an additional 2.15% of Partner’s issued and outstanding share capital in consideration for adjusted NIS 114.4 million. As a result, the Company recognized a gain under U.S. GAAP of approximately adjusted NIS 73.2 million, net of taxes on income, which exceeded the gain, net of taxes, recognized under Israeli GAAP by adjusted NIS 10.9 million.

During the years 2004, 2003 and 2002, the Company recorded under US GAAP as other comprehensive income unrealized gains, net of tax of approximately NIS 16.9 million, adjusted NIS 143.2 million and adjusted NIS 150.4 million, respectively. As of December 31, 2004 and December 31, 2003, the accumulated other comprehensive income totaled approximately NIS 237.2 million and adjusted NIS 220.3 million, respectively.

The Company recorded under Israeli GAAP equity earnings, net of tax effect, in respect of the investment in Partner in the amount of NIS 17,610 thousand, NIS 42,270 thousand and NIS 14,181 thousand in 2004, 2003 and 2002, respectively. These equity earnings were cancelled under U.S. GAAP.

As described in Note 24a, subsequent to balance sheet date, the Company sold 7,783,444 of Partner shares. As a result, the Company expects to record in 2005 under U.S. GAAP in its statement of operations a realized gain of approximately NIS 164.3 million, net of taxes.

- F–98 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	d.	Effect of change in tax rate:

As described in Note 17(b) in June 2004, an amendment to the Income Tax Ordinance was approved by the Israeli parliament which determined, among others, that the corporate tax rate is to be gradually reduced to 30% in 2007, beginning in 2004. According to U.S. GAAP, the effect of tax rate changes is reflected as a component of tax expense from continuing operations. Thus, the effect of the tax rate change on the deferred taxes relating to Partner shares, which were initially charged to other comprehensive income, was recognized as an adjustment to income tax expense and amounted to a tax benefit of NIS 6.1 million.

	e.	Compensation expense in respect of employee stock options (see also Note 16b):

Under Israeli GAAP, no compensation expenses are recorded in respect of employee stock options.

Under U.S. GAAP as permitted by Statement of Financial Accounting Standards (“FAS”) No. 123 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for Stock-Based Compensation”, the Company accounts for its employee stock option plans using the provisions prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. Compensation cost is recorded over the vesting period. The Company’s plans are considered to be variable plans and accordingly compensation expense is measured as the intrinsic value of the options at the end of each reporting period. The data for each employee stock option plan is as follows:

		1.	The 2001 plan:

As of December 31, 2004, all options under this plan were cancelled, exercised or expired.

Since the exercise price of the options was higher than the fair value of the shares as of December 31, 2003 and 2002 no compensation expenses were charged to income under U.S. GAAP.

The fair value of each option at the date of grant and at the date of the repricing, computed by the Black-Scholes formula, was NIS 6.6 (as for the first tranch) and NIS 7.5 (as for the second and third tranches). The assumptions used in this calculation were: dividend yield of 0%, expected volatility at the date of grant and at the date of the repricing of 46.11% and 49.83%, respectively, risk-free U.S. dollar interest rate of 6.5% and expected average life of 1 year.

- F–99 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	2.	The 2003 plan:

a.

The difference between the fair value of the shares as of December 31, 2004 (NIS 33.2; $ 7.7) and the exercise price of such options (adjusted NIS 26.816; $ 6.12 for the first allotted portion, adjusted NIS 30.43; $ 7.25 for the second allotted portion and NIS 29.9; $ 6.9 for the third allotted portions*) is recognized as compensation expense over the vesting period (December 29, 2003 to January 30, 2006). Expenses are recorded against additional paid-in capital.

The fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 13.096-14.474. The assumptions used in this calculation were: dividend yield of 0%, risk-free U.S. dollar interest rate of 4%, expected average life of 3.08-5.08 years and volatility at date of grant of 33.89%.

		b.	As for the options which were granted on November 29, 2004:

As of December 31, 2004, the fair value of the shares (NIS 33.2; $ 7.7) is below the exercise price of such options (NIS 38) and, therefore, no compensation expenses have yet been recorded.

The fair value of each option at the date of grant, computed by the Black-Scholes formula, was NIS 10.77. The assumptions used in this calculation were: dividend yield of 0%, risk-free U.S. dollar interest rate of 3.5%, expected average life of 3 years and volatility at date of grant of 43.12%.

		*)	The exercise prices for the third allotted portions were calculated based on 90% of the share price as of December 31, 2004. See also Note 16b(2).

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

A summary of the Company’s share option activity under the plans is as follows:

	Year ended December 31,

	2002		2003		2004

	Amount of options	Weighted average exercise price (NIS)	Amount of options	Weighted average exercise price (NIS (1)	Amount of options	Weighted average exercise price (NIS (1)

Outstanding – beginning of the year	812,000	47.46	711,000	48.87	841,468	31.28
Granted	–	–	770,000	30.09	302,205	38.00
Exercised	–	–	–	–	(73,718)	39.54
Canceled or expired	–	–	(608,300)	49.26	(34,233)	52.00
Forfeited	(101,000)	37.57	(31,232)	52.00	(11,000)	30.17

Outstanding – end of the year	711,000	48.87	841,468	31.28	1,024,722	32.30

Options exercisable at the end of the year	206,333	41.20	71,468	44.11	228,578	27.23

1)

Average exercise price of the third allotted portion of the 2003 plan was calculated based on the assumption that the exercise price of the third allotted portion is 90% of the share price, as of December 31, 2004. As of December 31, 2003, the average exercise price for the second and third allotted portions of the 2003 plan were calculated based on the assumption that the exercise price of the second and third allotted portions are 90% of the share price as of December 31, 2003.

The options as of December 31, 2004 have been separated into ranges of exercise price, as follows:

Exercise price (NIS)	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (Years)		Weighted average exercise price (NIS)	Options exercisable at December 31, 2004	Weighted average exercise price of exercisable options (NIS)

26.82–30.43	722,517	3.08		30.22	220,184	26.82
38.00	302,205	unlimited	*)	38.00	8,394	38.00

	1,024,722	3.03		32.51	228,578	27.23

*)	As long as employment is not terminated. In case of employment termination, the options expire within the timeframe set forth in the option agreement.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

The weighted average values of options granted during the years ended December 31, 2002, 2003 and 2004 were:

	For exercise price on the grant date that:

	Exceeds market price			Less than market price

	Year ended December 31,			Year ended December 31,

	2002	2003	2004	2002	2003	2004

Weighted average exercise prices	–	–	38.00	–	30.09	–

Weighted average fair value on grant date	–	–	10.77	–	13.88	–

Had compensation cost for the Company’s plan been determined based on the fair value at the measurement date for the above awards consistent with the method of FAS 123, the Company’s net income (loss) and earnings (loss) per ordinary share and per ADS would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,

	2002	2003	2004

	NIS in thousands

Net income (loss), as reported	27,451	(38,093)	(98,434)
Add: Stock-based employee compensation expense included in reported net income (loss)	65	197	2,491
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,896	982	7,254

Pro forma net income (loss)	24,620	(38,878)	(103,197)

Earnings (loss) per Ordinary share:
Basic and diluted – as reported	0.95	(1.30)	(3.26)

Basic and diluted – pro forma	0.85	(1.32)	(3.43)

Earnings (loss) per ADS:
Basic and diluted – as reported	1.90	(2.60)	(6.52)

Basic and diluted – pro forma	1.70	(2.64)	(6.86)

For pro forma purposes, options issued in the 2003 plan in exchange for options from the 2001 plan were accounted for as a modification of options whereby the additional value resulting from the modification on the date of exchange is recorded as compensation expense.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	f.	Debentures issued with detachable warrants:

Under U.S. GAAP, the proceeds derived from issuance of debentures and detachable warrants in a public offering, were allocated between the securities based on their relative fair value. The aforementioned allocation resulted in a discount on the debentures, which is amortized over the debenture’s contractual life under the effective interest method.

Under Israeli GAAP, all the proceeds were attributed to the debentures, as the warrants were issued in accordance with the prospectus for no consideration.

	g.	Accrued severance pay:

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay is included in the balance sheet net of any related funded amounts, including the income from earnings on amounts funded.

See Note 12 for the presentation in the Company’s balance sheet prepared under Israeli GAAP.

	h.	Company shares held by subsidiary (treasury stock):

Under Israeli GAAP, the losses incurred during 2003 from sale of treasury stock, in the amount of adjusted NIS 25,791 thousand, were charged to additional paid in capital.

Under U.S. GAAP, such losses should be charged to additional paid in capital to the extent that previous net gains from sales of treasury stock were included therein, otherwise it should be charged to retained earnings. Since there were no gains from previous sales of such stock the aforementioned losses were charged to accumulated deficit.

	i.	Comprehensive income:

Under U.S. GAAP, it is required to present a statement of comprehensive income. Comprehensive income consists of net income and other gains affecting shareholders equity that under generally accepted accounting principles are excluded from the net income. For the Company, such items consist of unrealized gains on available for sale securities (see also paragraph c. above).

Under Israeli GAAP, no such statement is recognized.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	j.	Classification of certain expenses and income:

1.

Under Israeli GAAP, losses in respect of legal claims in the amount of NIS 24,292 thousand and adjusted NIS 235 thousand incurred in 2004 and 2002, respectively, are included as other expenses. Under U.S. GAAP, such expenses should be included among operating expenses.

2.

Under Israeli GAAP adjustments of amortization of deposits for converters in the amount of adjusted NIS 4,001 thousand and adjusted NIS 5,356 thousand in 2003 and 2002, respectively, are included as other expenses. Under U.S. GAAP such expenses should be deducted from revenues.

3.

Under Israeli GAAP, income from retroactive refund of royalties in the amount of adjusted NIS 4,151 thousand, recorded in 2003, is included as other income. Under U.S. GAAP, such income should be included among operating expenses.

4.

Under Israeli GAAP, the gain (loss) on sales and write-off of property, plant and equipment in the amount of NIS 51 thousand, adjusted NIS (9,956) thousand and adjusted NIS (44) thousand, recorded in 2004, 2003 and 2002, respectively, are included as other expenses and income. Under U.S. GAAP, such expenses and income should be included within operating expenses.

5.

Under Israeli GAAP, merger expenses related to the cable companies and other expenses in the amount of NIS 2,198 thousand, adjusted NIS 4,576 thousand and adjusted NIS 2,801, recorded in 2004, 2003 and 2002, respectively are included as other expenses. Under U.S. GAAP, such expenses should be included within operating expenses

6.

Under Israeli GAAP, the write-off of receivables related to payments made to government authorities in previous years in the amount of adjusted NIS 1,284 thousand, recorded in 2003, is included within other expenses. Under U.S. GAAP, such write-off should be included within operating expenses.

	k.	Long term liabilities to banks in respect of borrowed debt securities

Under Israeli GAAP debt to banks that represents borrowing of debt securities (i.e. short sale of debt securities), for which the Company has an intent and it is probable that the Company will repay only at  maturity of these debt securities, is accreted to the redemption value based on the effective interest method.

Under U.S GAAP such liabilities are recorded at fair value with changes in fair value recorded in earnings.

- F–104 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

	l.	Impairment of long-lived assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

According to U.S. GAAP (SFAS 144 - “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

Under Israeli GAAP an impairment loss previously recognized should be reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment was recognized.

Under U.S. GAAP restoration of a previously recognized impairment loss is prohibited. The adjusted carrying amount of the asset impaired is its new cost basis.

The abovementioned difference between Israeli GAAP and U.S. GAAP did not have an effect on the Company’s financial statements.

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MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

m.	The effects on the financial statements of the abovementioned differences between U.S. GAAP and Israeli GAAP are as follows:

	1.	Consolidated balance sheets:

	December 31,

	2003			2004
							Convenience
	As reported	Effect of		As reported			translation
	under Israeli	U.S.	Under U.S.	under Israeli	Effect of U.S.	Under U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	December 31,
							2004
	Adjusted			Reported
							U.S. dollars
	NIS in thousands						in thousands

Investment in affiliates (1)	66,807	(65,373)	1,434	101,736	(91,334)	10,402	2,415

Investment in available-for-sale marketable securities (1)	–	331,928	331,928	–	357,897	357,897	83,077

Severance pay fund (2)	–	16,126	16,126	–	17,911	17,911	4,158

Deferred taxes (3)	(15,630)	(95,960)	(111,590)	(23,981)	(90,637)	(114,618)	(26,605)

Accrued severance pay (2)	(2,106)	(16,126)	(18,232)	(2,483)	(17,911)	(20,394)	(4,734)

Long – term loans from banks (4)	–	–	–	(101,457)	(741)	(102,198)	(23,723)

Debentures (including current maturities) (5)	(99,846)	1,258	(98,588)	(67,206)	583	(66,623)	(15,465)

Shareholders’ equity:

Additional paid-in capital (6)	(375,538)	(98,703)	(474,241)	(375,538)	(101,194)	(476,732)	(110,662)

Accumulated deficit (7)	243,672	147,188	390,860	326,656	162,638	489,294	113,578

Accumulated other comprehensive income (8)	–	(220,338)	(220,338)	–	(237,212)	(237,212)	(55,063)

(1)	Effect of differences described in c. above.
(2)	Effect of differences described in g. above.
(3)	Effect of differences described in c and d. above.
(4)	Effect of differences described in k. above.
(5)	Effect of differences described in f. above.
(6)	Effect of differences described in e, f and h. above.
(7)	Effect of differences described in c., d., e., f., h. and k. above.
(8)	Effect of differences described in c. and i. above.

- F–106 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

2.	Consolidated statements of operations:

				Convenience translation
	Year ended December 31,
				Year ended
	2002	2003	2004	December 31,
				2004
	Adjusted		Reported
				U.S. dollars
	NIS in thousands			in thousands

Net income (loss), as reported in consolidated statements of operations under Israeli GAAP	33,824	(5,450)	(82,984)	(19,263)
Impact of applying U.S. GAAP:
Compensation expense in respect of employee stock options (see e. above)	(65)	(197)	(2,491)	(578)
Gain from sale of shares of an affiliate, net of taxes on income (see c. above)	9,155	–	–	–
Amortization of discount relating to debentures (see f. above)	(1,282)	(1,103)	(675)	(157)
Effect of recording long term liability in respect of borrowed debt securities at fair value (see k. above)	–	–	(741)	(172)
Gain from sale of investment in available for sale marketable securities, net of income taxes (see c. above)	–	10,927	–	–
Cancellation of equity in earnings of affiliate, net of taxes on income (see c. above)	(14,181)	(42,270)	(17,610)	(4,088)
Effect of change in tax rate (on deferred taxes) (see d. above)	–	–	6,067	1,409

Net income (loss) under U.S. GAAP	27,451	(38,093)	(98,434)	(22,849)

3.	Total comprehensive income (loss):

				Convenience translation
	Year ended December 31,
				Year ended
	2002	2003	2004	December 31,
				2004
	Adjusted		Reported
				U.S. dollars
	NIS in thousands			in thousands

Other comprehensive income (loss):
Unrealized gains on available for sale securities	222,612	223,756	25,969	6,028
Tax effect on unrealized gain	(72,236)	(80,552)	(9,095)	(2,111)
Reclassification adjustment for gain realized included in net income	–	(114,440)	–	–
Tax effect of reclassification adjustments	–	41,198	–	–

Total other comprehensive income	150,376	69,962	16,874	3,917

Net income (loss)	27,451	(38,093)	(98,434)	(22,849)

Total comprehensive income (loss)	177,827	31,869	(81,560)	(18,932)

Accumulated other comprehensive income:
Balance at beginning of the year	–	150,376	220,338	51,146
Other comprehensive income, net of tax for the year	150,376	69,962	16,874	3,917

Balance at end of year	150,376	220,338	237,212	55,063

- F–107 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

n.	Earnings (loss) per Ordinary share and per ADS (“EPS”):

Israeli GAAP relating to computation of EPS are described in Note 2q.

The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128, “Earnings per Share”.

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. According to U.S. GAAP, basic earnings (loss) per share exclude all convertible securities. In addition, the calculation of the dilutive effect of stock options under U.S. GAAP differs from such calculation under Israeli GAAP.

The above differences did not have an effect on the computation of earnings (loss) per share for the periods presented.

The calculation of EPS under U.S. GAAP is as follows:

	Year ended December 31,

	2002	2003	2004

	Adjusted		Reported

	NIS in thousands (except per Ordinary share and per ADS data)

Net income (loss) under U.S. GAAP (see k(2) above)	27,451	(38,093)	(98,434)

EPS under U.S. GAAP (*):

Basic and diluted earnings (loss) per Ordinary share	0.95	(1.30)	(3.26)

Basic and diluted earnings (loss) per ADS	1.90	(2.60)	(6.52)

	(*)	Number of Ordinary shares and ADS used for computation of earnings (loss) per share under U.S. GAAP does not differ from such number used for the computation under Israeli GAAP.

o.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The Company expects to adopt SFAS 123(R) on January 1, 2006.

- F–108 -

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26: –	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont.)

SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2.

The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures in all prior periods presented.

The Company is still evaluating the method of adoption of FAS 123(R).

The adoption of the SFAS 123(R) fair value method will have an impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information above.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

- F–109 -

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX TO FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Name of company	Ownership and control as of December 31, 2004

Cable System Media Haifa-Hadera Ltd.	100%	Subsidiary

Matav Investments Ltd.	100%	Subsidiary

Matav Infrastructures 2001 – Limited Partnership	100%	Subsidiary

Matav Properties Ltd.	100%	Subsidiary

Partner Communication Company Ltd.	5.25%*)	Affiliate

Hot Vision Ltd.	26.6%	Proportionately consolidated

Nonstop Ventures Ltd.	50%	Affiliate

Hot Telecom – Limited Partnership	26.5%	Affiliate

*)  See also Note 24a.

- F–110 -

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

HOT VISION LTD.

We have audited the balance sheets of “Hot Vision Ltd.” (the “Company”) as of December 31, 2004 and 2003 (including the Appendix), and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (including the Appendix) referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, changes in its shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from accounting principles generally accepted in the United States to the extent summarized in the Appendix to the financial statements attached hereto.

As described in Note 2, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Fahn Kanne & Co. Fahn Kanne & Co. Certified Public Accountants (Isr.)

Tel-Aviv, March 2, 2005

MATAV – CABLE SYSTEMS MEDIA LTD.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2004

EXHIBITS

130

EXHIBITS

          The exhibits filed with or incorporated by reference into this annual report are listed on the index of exhibits below.

Exhibit Number	Description

***1.1	Matav’s Articles of Association, as adopted on December 31, 2000 and amended on October 31, 2002

*1.2	English translation of Matav’s Memorandum of Association

*2(a)	Specimen Certificate for American Depository Shares

**4(a)(i)-A	English summary of Merger Arrangement dated December 31, 2001

***4(a)(i)-B	English summary of final version of Merger Agreement dated February 2003

****4(a)(i)-C	English summary of Limited Partnership Agreement for HOT Telecom L.P., dated October 2003, as amended in November 2003.

****4(a)(i)-D	English summary of Agreement relating to the establishment of HOT Telecom Ltd., dated October 2003.

†4 (b)(ii)(b)-A

English translation of Cable Broadcast License dated April 30, 2002, as amended, granted to Matav– Cable Systems Media Ltd., and Cable Broadcast License dated April 30 2002, as amended, granted to Cable Systems Media Haifa – Hadera Ltd.

**4(b)(ii)(b)-C	English summary of Broadcasting HeadEnd License dated May 2, 2002 granted to Cable Systems Media Haifa – Hadera Ltd.

****4(b)(ii)(b)-D	English translation of Telecommunications Infrastructure Licensed dated November 25, 2003 granted to HOT Telecom L.P.

***4(c)(1)	English translation of 2001 Senior Employee Option Plan

****4(c)(2)	English summary of principal terms of 2003 Option Plan

6	See Note 2(q) to our financial statements for information explaining how net loss per share information was calculated

8	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by CEO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by CFO pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-4822).

131

**	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2001.
***	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2002.
****	Incorporated herein by reference to Matav’s Annual Report on Form 20-F for the fiscal year ending December 31, 2003.
†

The terms of the Cable Broadcast License granted to Cable Systems Media Haifa – Hadera Ltd. are substantially identical to the terms of the Cable Broadcast License granted to Cable Systems Media Ltd. In accordance with Rule 12b-31, only the latter is exhibited hereto (Exhibit 4 (b)(ii)(b)-A). The only substantial differences between the two licenses are in relation to fees and license areas. An English translation of the annexes of the licenses relating to these issues is exhibited hereto separately for each license.

132